As filed with the Securities and Exchange Commission on April 26, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Integrated Electrical Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1731	76-0542208
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5433 Westheimer Road, Suite 500

Houston, Texas 77056

(713) 860-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gail Makode

Senior Vice President, General Counsel and Secretary

5433 Westheimer Road, Suite 500

Houston, Texas 77056

(713) 860-1500

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

G. Michael O’Leary George Vlahakos Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 (713) 220-4200	Michael P. Moore MISCOR Group, Ltd. Chief Executive Officer and President 800 Nave Road, SE Massillon, Ohio 44646 (330) 830-3500	Molly Z. Brown Sean T. Peppard Ulmer & Berne LLP 1660 West 2nd Street, Suite 1100 Cleveland, Ohio 44113 (216) 583-7240

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to closing of the proposed merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(3)	Amount of registration fee
Common Stock, par value $0.01 per share(1)	2,943,767	N/A	$12,308,594	$1,679

(1)	Each share of common stock includes one preferred stock purchase right. No separate consideration is payable for the preferred stock purchase right. The registration fee for these securities is included in the fee for common stock.
(2)	Represents the maximum number of shares of common stock of Integrated Electrical Services, Inc. issuable upon completion of the merger described herein, based on (x) 11,775,066 shares of MISCOR Group, Ltd. (“MISCOR”) common stock, which is the maximum possible number of shares of MISCOR common stock that may be canceled and exchanged in the merger, multiplied by (y) an exchange ratio of 0.250, as described, and based on the assumptions set forth, in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1 of this registration statement.
(3)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rule 457(f)(1) and (f)(3) and 457(c) of the Securities Act. The proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the market value of shares of MISCOR common stock (the securities to be canceled in the merger) in accordance with Rule 457(c) under the Securities Act as follows: (i) the product of (x) $1.42, the average of the high and low sales price per share of MISCOR common stock as reported on the OTCQB on April 19, 2013, and (y) 11,775,066, the maximum possible number of shares of MISCOR common stock that may be canceled and exchanged in the merger, less (ii) the estimated amount of cash of $4.412 million that would be paid by IES in exchange for such maximum possible number of shares of MISCOR common stock, as described, and based on the assumptions set forth, in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1 of this registration statement. See Note 3 to the “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page F-1 for a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders in the merger.
(3)	Pursuant to Rule 457(o), the registration fee may be calculated on the basis of the maximum aggregate offering price of all the securities to be issued by the registrant and the number of shares or units of securities need not be specified.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Integrated Electrical Services, Inc. may not distribute or issue the shares of Integrated Electrical Services Inc. common stock being registered pursuant to this registration statement until the registration statement filed with the Securities and Exchange Commission, of which this joint proxy statement/prospectus is a part, is effective. This joint proxy statement/prospectus is not an offer to distribute these securities and Integrated Electrical Services, Inc. is not soliciting offers to receive these securities in any state where such offer or distribution is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 26, 2013

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Integrated Electrical Services, Inc. and the Shareholders of MISCOR Group, Ltd.:

On March 13, 2013, Integrated Electrical Services, Inc. (“IES”) and MISCOR Group, Ltd. (“MISCOR”) entered into an Agreement and Plan of Merger, providing for the acquisition of MISCOR by IES. Pursuant to the merger agreement, IES and MISCOR agreed that, subject to the satisfaction of certain closing conditions (including the approvals by each company’s stockholders), MISCOR will merge with and into IES Subsidiary Holdings, Inc., a wholly-owned subsidiary of IES (“Merger Sub”), with Merger Sub surviving the merger as a direct, wholly-owned subsidiary of IES.

The merger agreement provides that at the effective time of the merger, each outstanding share of MISCOR common stock (other than shares held by MISCOR shareholders who do not vote in favor of the adoption of the merger agreement and who are entitled to and properly demand appraisal rights in accordance with Indiana law and shares to be canceled pursuant to the terms of the merger agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) a per share dollar amount, which amount shall not be less than $1.415 (the “Cash Consideration”), equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt (as defined in the merger agreement) and (y) the number of shares of MISCOR common stock outstanding as of the fifteenth business day prior to the closing date, including shares issuable upon the exercise of outstanding options and warrants; or (2) a number of shares of IES common stock (the “Stock Consideration”) equal to a fraction (the “Exchange Ratio”), the numerator of which is the Cash Consideration and the denominator of which is the volume-weighted average of the sale prices per share of IES common stock (the “VWAP”) for the 60 consecutive trading days ending with the fifteenth business day prior to the closing date (the “IES Common Stock Value”); provided, however, that if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share, then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively.

MISCOR shareholders have the right to elect to receive all Cash Consideration, all Stock Consideration or a mix of Cash Consideration and Stock Consideration; provided, however, that the aggregate Cash Consideration to be paid in connection with the merger shall not exceed a threshold, as described in the merger agreement (the “Maximum Cash Amount”), equal to the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the merger.

The board of directors of IES (1) has determined that the merger is advisable and in the best interests of IES and its stockholders, (2) has approved the merger and the merger agreement and (3) recommends that the stockholders of IES approve the issuance of shares of IES common stock in the merger. No stockholder vote is required for Merger Sub to adopt the merger agreement and consummate the transactions contemplated thereby, other than the vote of IES acting as the sole stockholder of Merger Sub.

The board of directors of MISCOR unanimously (1) has determined that the merger agreement, the merger and the other transactions contemplated thereby are advisable and in the best interests of MISCOR and its shareholders, (2) has approved the merger agreement, the merger and the other transactions contemplated thereby, (3) has directed that the merger agreement be submitted for adoption by the MISCOR shareholders at a special meeting of MISCOR’s shareholders and (4) recommends that the MISCOR shareholders adopt the merger agreement.

Your vote is very important. We cannot complete the transaction unless, among other things, the holders of IES common stock vote to approve the issuance of shares of IES common stock in the merger and the holders of MISCOR common stock vote to adopt the merger agreement. Each of IES and MISCOR will hold a special meeting of stockholders to vote on proposals related to the merger. The special meetings of stockholders will be held at the date, time and location set forth below. Regardless of whether you plan to attend your company’s special meeting, please take the time to submit your proxy by completing and mailing the enclosed proxy card or, in the case of MISCOR, by using the telephone or Internet procedures provided to you. If your shares of IES common stock or MISCOR common stock are held in “street name,” you must instruct your broker how to vote those shares.

For IES stockholders:	For MISCOR shareholders:

, 2013 at 9:00 a.m. Central Time at the IES corporate office located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056.	, 2013 at 10:00 a.m. Eastern Daylight Time at the MISCOR corporate office located at 800 Nave Road, SE, Massillon, Ohio 44646.

The IES board of directors recommends that IES stockholders vote FOR the issuance of shares of IES common stock in the merger.	The MISCOR board of directors recommends that MISCOR shareholders vote FOR the adoption of the merger agreement.

Before casting your vote, please take the time to review carefully this joint proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 87 for a discussion of the risks relating to the merger.

Shares of IES common stock trade on the NASDAQ Global Select Market under the symbol “IESC.” Shares of MISCOR common stock trade on the OTCQB under the symbol “MIGL.”

Sincerely,

James M. Lindstrom	Michael P. Moore
Chairman of the Board of Directors, President and Chief Executive Officer	Chief Executive Officer and President MISCOR Group, Ltd.
Integrated Electrical Services, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated             , 2013, and is first being mailed to IES stockholders and MISCOR shareholders on or about             , 2013.

INTEGRATED ELECTRICAL SERVICES, INC.

5433 Westheimer Road, Suite 500

Houston, Texas 77056

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on             , 2013

To the Stockholders of Integrated Electrical Services, Inc.:

Notice is hereby given that a special meeting of the stockholders of Integrated Electrical Services, Inc., a Delaware corporation (“IES”), will be held on             , 2013, at 9:00 a.m., Central Time, at the IES corporate office located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056 (the “IES Meeting”) for the following purposes:

1.	to approve the issuance of shares of IES common stock to the shareholders of MISCOR Group, Ltd. (“MISCOR”) in connection with the merger of MISCOR with and into IES Subsidiary Holdings, Inc., a wholly-owned subsidiary of IES (“Merger Sub”), with Merger Sub surviving the merger as a direct, wholly-owned subsidiary of IES, as set forth in the Agreement and Plan of Merger, dated as of March 13, 2013, by and among IES, MISCOR and Merger Sub, a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice;

2.	to approve the adjournment of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposal; and

3.	to transact any other business as may properly come before the IES Meeting or any adjournments or postponements thereof.

Attached to this notice is a joint proxy statement/prospectus setting forth information with respect to these proposals and certain other information.

The IES board of directors has fixed the close of business on            , 2013 as the record date for the determination of stockholders entitled to notice of and to vote at the IES Meeting or any adjournment or postponement thereof. Only holders of record of IES common stock at the close of business on the record date are entitled to notice of and to vote at the IES Meeting. For a period of ten days prior to the IES Meeting, a complete list of the holders of record of IES common stock entitled to vote at the meeting will be available at IES’ executive offices for inspection by stockholders during normal business hours for proper purposes and will also be available at the IES Meeting.

The IES board of directors recommends that you vote FOR the issuance of shares of IES common stock in the merger and FOR the adjournment of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies.

Your vote is important. All IES stockholders are cordially invited to attend the IES Meeting. Regardless of whether you plan to attend the IES Meeting, please sign, date and return the enclosed proxy card as promptly as possible in the envelope provided, using the procedures in the voting instructions provided to you. No postage is required if mailed in the United States. Should you receive more than one proxy card because your shares are registered in different names and addresses, each proxy card should be signed and returned to ensure that all your shares will be voted. Your proxy may be revoked at any time prior to the time it is voted at the IES Meeting.

By Order of the Board of Directors

James M. Lindstrom

Chairman of the Board of Directors, President and Chief Executive Officer

Houston, Texas

            , 2013

MISCOR GROUP, LTD.

800 Nave Road, SE

Massillon, Ohio 44646

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On             , 2013

To the Shareholders of MISCOR Group, Ltd.:

Notice is hereby given that a special meeting of the shareholders of MISCOR Group, Ltd., an Indiana corporation (“MISCOR”), will be held on             , 2013, at 10:00 a.m., Eastern Daylight Time, at the MISCOR corporate office located at 800 Nave Road, SE, Massillon, Ohio 44646 (the “MISCOR Meeting”) for the following purposes:

1.	to adopt the Agreement and Plan of Merger, dated as of March 13, 2013, by and among Integrated Electrical Services, Inc. (“IES”), MISCOR and IES Subsidiary Holdings, Inc., a wholly-owned subsidiary of IES (“Merger Sub”), a copy of which is attached as Annex A to the joint proxy statement/prospectus accompanying this notice, pursuant to which MISCOR will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct, wholly-owned subsidiary of IES;

2.	to approve the adjournment of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposal; and

3.	to transact any other business as may properly come before the MISCOR Meeting or any adjournments or postponements thereof.

Attached to this notice is a joint proxy statement/prospectus setting forth information with respect to these proposals and certain other information.

The MISCOR board of directors has fixed the close of business on             , 2013 as the record date for the determination of shareholders entitled to notice of and to vote at the MISCOR Meeting or any adjournment or postponement thereof. Only holders of record of MISCOR common stock at the close of business on the record date are entitled to notice of and to vote at the MISCOR Meeting or any adjournment or postponement thereof. For a period of ten days prior to the MISCOR Meeting, a complete list of the holders of record of MISCOR common stock entitled to vote at the meeting will be available at MISCOR’s executive offices for inspection by shareholders during normal business hours for proper purpose and will also be available at the MISCOR Meeting.

The MISCOR board of directors recommends that you vote FOR the adoption of the merger agreement and FOR the adjournment of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies.

Your vote is important. All MISCOR shareholders are cordially invited to attend the MISCOR Meeting. Regardless of whether you plan to attend the MISCOR Meeting, please sign, date and return the enclosed proxy card as promptly as possible in the envelope provided or submit your proxy by telephone or via the Internet, using the procedures in the voting instructions provided to you. No postage is required if mailed in the United States. Should you receive more than one proxy card because your shares are registered in different names and addresses, each proxy card should be signed and returned to ensure that all your shares will be voted. Your proxy may be revoked at any time prior to the time it is voted at the MISCOR Meeting.

By Order of the Board of Directors

                Michael P. Moore

Chief Executive Officer and President

Massillon, Ohio

            , 2013

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about IES and MISCOR from other documents filed with the Securities and Exchange Commission (the “SEC”) that are not included or delivered with this proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference” beginning on page      for a detailed description of the documents incorporated by reference into this joint proxy statement/prospectus.

Documents incorporated by reference are available to you without charge upon written or oral request. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers.

Integrated Electrical Services, Inc. 5433 Westheimer Road, Suite 500 Houston, Texas 77056 Attention: Investor Relations Telephone number: (713) 860-1500 http://www.ies-corporate.com	MISCOR Group, Ltd. 800 Nave Road, SE Massillon, Ohio 44646 Attention: Investor Relations Telephone number: (330) 830-3500 http://www.miscor.com

To receive timely delivery of the requested documents in advance of the applicable special meeting, you should make your request no later than             , 2013.

You may also obtain free copies of the documents filed by the Company and MISCOR with the SEC at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements or other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for additional information on its public reference room.

Information contained on the IES and MISCOR websites and any other website is not incorporated by reference herein.

All information in this joint proxy statement/prospectus concerning IES has been furnished by IES. All information in this joint proxy statement/prospectus concerning MISCOR has been furnished by MISCOR. IES has represented to MISCOR, and MISCOR has represented to IES, that the information furnished by and concerning it is true and complete in all material respects.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by IES (File No. 333-            ), constitutes a prospectus of IES under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of IES common stock to be issued to MISCOR shareholders in the merger pursuant to the merger agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (1) with respect to the IES Meeting, at which IES stockholders will be asked to consider and vote upon certain proposals, including a proposal to approve the issuance of shares of IES common stock in the merger and (2) with respect to the MISCOR Meeting, at which MISCOR shareholders will be asked to consider and vote upon certain proposals, including a proposal to adopt the merger agreement.

You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated             , 2013. The information contained in this document is accurate only as of that date or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither our mailing of this document to IES stockholders or MISCOR shareholders nor the issuance by IES of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.

i

Annex A—Agreement and Plan of Merger dated as of March 13, 2013
Annex B—Opinion of Stifel, Nicolaus & Company, Incorporated
Annex C—Opinion of Western Reserve Partners LLC
Annex D—Chapter 44 of the Indiana Business Corporation Law

QUESTIONS AND ANSWERS ABOUT THE MERGER

Important Information and Risks: The following are brief answers to some questions that you may have regarding the proposed merger and the proposals being considered at the IES Meeting and the MISCOR Meeting. IES and MISCOR urge you to read and consider carefully the remainder of this joint proxy statement/prospectus, including the Risk Factors beginning on page     and the attached Annexes, because the information in this section does not provide all of the information that might be important to you. Additional important information and descriptions of risk factors are also contained in the documents incorporated by reference in this joint proxy statement/prospectus.

Your vote is very important. You are encouraged to submit a proxy as soon as possible.

Q:	What is the proposed merger?

A:	IES, MISCOR and Merger Sub have entered into a merger agreement, dated as of March 13, 2013, pursuant to which MISCOR will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct, wholly-owned subsidiary of IES. Stockholders of both IES and MISCOR must approve proposals enabling the merger to occur.

Q:	Why is the merger being proposed?

A:	The boards of directors of IES and MISCOR believe that the merger offers compelling value to IES and MISCOR shareholders and is in the best interests of the constituents of both IES and MISCOR, including their customers and employees. The merger offers an estimated 11.6% percent premium to the 60 day per share trading average of MISCOR common stock as of April 19, 2013, and provides an opportunity for MISCOR shareholders to participate in future growth through IES common stock.

The IES board of directors believes that the addition of MISCOR is an example of IES’ prudent approach to growth, which seeks to create stockholder value through positive returns on capital and generation of free cash flow. In addition, IES seeks to acquire or invest in similar stand-alone platform companies based in North America or acquire businesses that strategically fit within its existing business segments. MISCOR’s similar focus on accountability, continuous operational improvement and financial outperformance, leading market position in electromechanical service offerings and potential for strong cash flow generation fulfill many of IES’ key investment criteria.

Q:	What will MISCOR shareholders receive as a result of the merger?

A:

At the effective time of the merger, each outstanding share of MISCOR common stock (other than shares held by MISCOR shareholders who do not vote in favor of the adoption of the merger agreement and who are entitled to and properly demand appraisal rights in accordance with Indiana law (“Dissenting Shares”) and shares to be canceled pursuant to the terms of the merger agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) a per share dollar amount, which amount shall not be less than $1.415 (the “Cash Consideration”), equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt (as defined in the merger agreement) and (y) the number of shares of MISCOR common stock outstanding as of the fifteenth business day prior to the closing date (the “Merger Consideration Determination Date”), including shares issuable upon the exercise of outstanding options and warrants; or (2) a number of shares of IES common stock (the “Stock Consideration”) equal to a fraction (the “Exchange Ratio”), the numerator of which is the Cash Consideration and the denominator of which is the volume-weighted average of the sale prices per share of IES common stock (the “VWAP”) for the 60 consecutive trading days ending with the Merger Consideration Determination Date (the “IES Common Stock Value”); provided, however, that the if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share, then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively (the “VWAP Collar”).

Notwithstanding the foregoing, the aggregate Cash Consideration to be paid in connection with the merger shall not exceed a threshold, as described in the merger agreement (the “Maximum Cash Amount”), equal to the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the merger.

If the Merger Consideration Determination Date had occurred on April 19, 2013, it is estimated that each MISCOR shareholder would have the right to receive, subject to the terms of the merger agreement, at his or her election, either $1.50 in cash or 0.250 shares of IES common stock for each share of MISCOR common stock issued and outstanding, subject to the Maximum Cash Amount, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1, which assumptions will not be definitively determined until the Merger Consideration Determination Date. See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1 for further discussion of these assumptions and a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders.

Q:	Will MISCOR shareholders be able to choose whether to receive cash or IES common stock in the merger?

A:	Yes. Each MISCOR shareholder will have the right to elect to receive all Cash Consideration, all Stock Consideration or a mix of Cash Consideration and Stock Consideration, subject to the Maximum Cash Amount.

Q:	What happens if MISCOR shareholders elect to receive Cash Consideration in excess of the Maximum Cash Amount?

A:	If the aggregate amount of cash that would be paid upon conversion of the shares of MISCOR common stock for which MISCOR shareholders elect to receive Cash Consideration (the “Cash Election Shares”) is greater than the Maximum Cash Amount, then the exchange agent shall select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (the “Stock Designation Shares”) such that the aggregate amount of cash that will be paid in the merger in respect of the Cash Election Shares that are not Stock Designation Shares equals as closely as practicable the Maximum Cash Amount, and the Stock Designation Shares shall be converted into the right to receive the Stock Consideration. Any MISCOR shareholder that does not make an election with respect to such holder’s MISCOR common stock shall be deemed to have elected to receive the Stock Consideration.

Q:	What is the total consideration that IES will pay to the MISCOR shareholders in the merger?

A:	The Cash Consideration and Stock Consideration to be received by MISCOR shareholders in the merger are subject to numerous factors which are subject to fluctuation and will not be determined until the Merger Consideration Determination Date, including, but not limited to:

•

The amount of MISCOR’s Net Debt. The total consideration that IES will pay to MISCOR shareholders in the merger is based on an agreed transaction value for MISCOR of approximately $24.0 million (the “Transaction Value”), less the 30-day average of MISCOR’s outstanding debt (the “Net Debt”) for the period ending on the Consideration Determinate Date (as reduced, the “Adjusted Transaction Value”). As of April 19, 2013, MISCOR’s Net Debt (for the 30-day period ending on that date), was approximately $6.613 million. However, circumstances could result in Net Debt increasing above or decreasing below its current levels, which would affect the total consideration paid to MISCOR shareholders in the merger, as both the per share Cash Consideration and the per share Stock Consideration are based, in part, on the Adjusted Transaction Value.

•	The market price of IES common stock. The Stock Consideration to be received by MISCOR shareholders will be calculated based on an average of the sales prices per share of IES common stock over the 60-day period ending 15 business days prior to the closing date, and not the actual market price of IES common stock on the closing date. As a result, the market value of the shares of IES common stock received by MISCOR shareholders electing to receive Stock Consideration in the merger may be greater than or less than the IES Common Stock Value used to calculate the per share Stock Consideration. As a result, the total consideration received by MISCOR shareholders in the merger may be greater than or less than the Transaction Value, depending on (i) the percentage of MISCOR shareholders that elect to receive the Stock Consideration, (ii) the IES Common Stock Value as determined on the Merger Consideration Determination Date and the difference between the IES Common Stock Value and the VWAP Collar in calculating the per share Stock Consideration and (iii) the market price of IES common stock on the closing date.

Q:	When do IES and MISCOR expect to complete the merger?

A:	IES and MISCOR are working to complete the merger as quickly as possible. IES and MISCOR currently expect to complete the merger promptly following the IES and MISCOR shareholder meetings that will be held on , 2013. However, neither IES nor MISCOR can predict the exact timing of the completion of the merger because it is subject to conditions both within and beyond their respective control. See “The Merger Agreement—Conditions to the Completion of the Merger,” beginning on page .

Q:	How will IES stockholders be affected by the merger and issuance of shares of IES common stock?

A:	After the merger, each IES stockholder will have the same number of shares of IES common stock that the stockholder held immediately prior to the merger. However, because IES will be issuing new shares of IES common stock to MISCOR shareholders in the merger, each share of IES common stock outstanding immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of IES common stock outstanding after the merger. As a result of the merger, each IES stockholder will own a smaller percentage of the shares of common stock of a larger company with more outstanding shares and more assets. If the Merger Consideration Determination Date had occurred on April 19, 2013, current IES stockholders would own in the aggregate approximately 87.2% of the combined corporation (excluding the shares of IES common stock to be issued to Tontine in the merger), based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1, which assumptions will not be definitively determined until the Merger Consideration Determination, and assuming 15,105,846 shares of IES common stock outstanding immediately prior to the effective time of the merger. Consequently, IES stockholders, as a general matter, will have less influence over the management and policies of IES than they currently exercise over the management and policies of IES. See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1 for further discussion of these assumptions and a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders.

Q:	What conditions are required to be fulfilled to complete the merger?

A:	IES and MISCOR are not required to complete the merger unless certain specified conditions, as described in the merger agreement, are satisfied or waived. These conditions include, but are not limited to:

•	IES and MISCOR shareholder approval;

•

the holders of fifty percent (50%) or more of all of the issued and outstanding shares of IES common stock entitled to vote (excluding shares held by certain affiliates of IES and MISCOR), shall not have voted against IES’ proposal to issue shares of IES common stock in the merger (the “IES Minority Approval”);

•

the holders of fifty percent (50%) or more of all of the issued and outstanding shares of MISCOR common stock entitled to vote (excluding shares held by certain affiliates of IES and MISCOR), shall not have voted against MISCOR’s proposal to adopt the merger agreement (the “MISCOR Minority Approval”);

•	the registration statement of which this joint proxy statement/prospectus is a part must have been declared effective by the SEC;

•	the absence of any statute, order or injunction prohibiting the merger;

•	IES must have filed the listing of additional shares notification with the NASDAQ Global Select Market (the “NASDAQ”) with respect to the common stock to be issued in the merger;

•

as a result of the merger, no person (other than Tontine Capital Management, L.L.C. and its affiliates (collectively, “Tontine”) that own IES common stock) shall, in the reasonable determination of the IES board of directors, become an Acquiring Person, as defined in that certain Tax Benefit Protection Plan Agreement, dated as of January 28, 2013 (the “Rights Agreement”), between IES and American Stock Transfer & Trust Company, LLC, as Rights Agent;

•	the number of Dissenting Shares shall not exceed 5% of the outstanding shares of MISCOR common stock immediately prior to the effective time of the merger;

•	the parties shall have agreed on the calculation of MISCOR’s Net Debt; and

•	receipt of a legal opinion by MISCOR regarding the tax treatment of the merger.

Neither IES nor MISCOR can assure you that the required conditions will be satisfied. For a more complete summary of the conditions that must be satisfied or waived prior to the effective time of the merger, see “The Merger Agreement—Conditions to the Completion of the Merger,” beginning on page     .

Q:	Is the merger subject to IES receiving financing?

A:	No. IES expects to receive financing to fund the Cash Consideration, the repayment of outstanding MISCOR debt and transaction expenses as described herein, but receipt of financing is not a condition to completing the merger. See “Financing of the Merger” beginning on page .

Q:	How will IES finance the Cash Consideration, the repayment of outstanding MISCOR debt and transaction expenses?

A:	To finance some or all of the cash component of the merger consideration, the repayment of outstanding MISCOR debt and transaction expenses, IES expects to incur incremental indebtedness of up to $10.0 million under its revolving credit facility with Wells Fargo Bank, National Association (“Wells Fargo”). See “Financing of the Merger,” beginning on page .

Q:	Are MISCOR shareholders entitled to appraisal rights?

A:	Holders of MISCOR common stock who do not vote in favor of adoption of the merger agreement will be entitled to exercise appraisal rights in connection with the merger, and, if such rights are properly demanded and perfected and not withdrawn or lost and the merger is completed, such shareholders will be entitled to obtain payment for the judicially determined fair value of their shares of MISCOR common stock. For more information on appraisal rights, see “Appraisal Rights” beginning on page . MISCOR shareholders who wish to seek appraisal of their shares are in any case urged to seek the advice of counsel with respect to the availability of appraisal rights.

Q:	Are IES stockholders entitled to appraisal rights?

A:	Holders of IES common stock will not have the right to seek appraisal of the fair value of their shares of IES common stock.

Q:	Will the merger be taxable to MISCOR shareholders?

A:	IES and MISCOR anticipate that receipt of the Stock Consideration will not be taxable to MISCOR shareholders for U.S. federal income tax purposes. U.S. holders of MISCOR common stock that receive both Cash Consideration and Stock Consideration will recognize gain, but not loss, to the extent of the cash received. U.S. holders of MISCOR common stock that receive only the Cash Consideration generally will recognize gain or loss. U.S. holders of MISCOR common stock generally will recognize gain or loss with respect to cash received in lieu of fractional shares of IES common stock that such holders would otherwise be entitled to receive. See “Material U.S. Federal Income Tax Consequences” beginning on page .

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. You should carefully read the detailed description of the risks associated with the merger and the combined company’s operations described under the heading “Risk Factors” beginning on page .

QUESTIONS AND ANSWERS ABOUT THE MEETINGS

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	IES: IES stockholders are being asked to approve the issuance of shares of IES common stock in the merger.

MISCOR: MISCOR shareholders are being asked to adopt the merger agreement.

Q:	When and where will the IES Meeting take place?

A:	The IES Meeting will be held on , 2013 at 9:00 a.m., Central Time, at the IES corporate office located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056.

Q:	When and where will the MISCOR Meeting take place?

A:	The MISCOR Meeting will be held on , 2013 at 10:00 a.m., Eastern Daylight Time, at the MISCOR corporate office located at 800 Nave Road, SE, Massillon, Ohio 44646.

Q:	Who can attend and vote at the stockholders’ meetings?

A:	IES: All IES stockholders of record as of the close of business on , 2013, the record date for the IES Meeting, are entitled to receive notice of and to vote at the IES Meeting.

MISCOR: All MISCOR shareholders of record as of the close of business on             , 2013, the record date for the MISCOR Meeting, are entitled to receive notice of and to vote at the MISCOR Meeting.

Q:	What proposals are to be considered and voted upon at the IES Meeting and the MISCOR Meeting?

A:	IES: IES stockholders are being asked to consider and vote on:

(1)	the issuance of shares of IES common stock in the merger, and

(2)	a proposal to approve the adjournment of the IES Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the issuance of shares of IES common stock in the merger.

These proposals are more fully described in the section “Proposals Being Submitted to a Vote of IES Stockholders at the IES Meeting,” beginning on page     .

MISCOR: MISCOR shareholders are being asked to consider and vote on:

(1)	the adoption of the merger agreement, and

(2)	a proposal to approve the adjournment of the MISCOR Meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the merger agreement.

These proposals are more fully described in the section “Proposals Being Submitted to a Vote of MISCOR shareholders at the MISCOR Meeting,” beginning on page     .

Q:	How does the IES board of directors recommend that IES stockholders vote?

A:	The IES board of directors recommends that IES stockholders vote FOR the issuance of shares of IES common stock in the merger. The IES board of directors also recommends that IES stockholders vote FOR the adjournment of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies.

For a more complete description of the recommendations of the IES board of directors, see “The Merger—Recommendation of the IES Board of Directors and Its Reasons for the Merger,” beginning on page     .

Q:	How does the MISCOR board of directors recommend that MISCOR shareholders vote?

A:	The MISCOR board of directors unanimously recommends that MISCOR shareholders vote FOR the proposal to adopt the merger agreement. The MISCOR board of directors also recommends that MISCOR shareholders vote FOR the adjournment of the MISCOR Meeting to a later or date or dates, if necessary or appropriate, to solicit additional proxies.

For a more complete description of the recommendations of the MISCOR board of directors, see “The Merger—Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger,” beginning on page     .

Q:	What is the vote required to approve the proposals related to the merger?

A:	IES: Under the NASDAQ listing rules, the issuance of shares of IES common stock in the merger must be approved by the affirmative vote of the holders of a majority of the votes cast at a meeting at which a majority of the outstanding shares of IES common stock as of the record date are present in person or by proxy. This stockholder vote is required under the NASDAQ listing rules because Tontine directly or indirectly owns greater than a 5% interest in both IES and MISCOR and the issuance of shares of IES common stock in the merger could result in an increase in outstanding IES common stock immediately prior to the completion of the merger of 5% or more.

If an IES stockholder attends but fails to vote on the issuance of shares of IES common stock in the merger, or if an IES stockholder abstains, the presence of the IES stockholder will be counted for purposes of a quorum, but will not constitute a vote cast. Abstentions and broker non-votes will not be counted either in favor of or against approval of the issuance of shares of IES common stock in the merger at the IES Meeting. Please see “—What vote is required to satisfy the IES and MISCOR Minority Approval conditions to the completion of the merger?” below for a discussion of the vote required to satisfy the IES Minority Approval condition.

MISCOR: Under the Indiana Business Corporation Law (the “IBCL”), adoption of the merger agreement must be approved by the affirmative vote of the holders of a majority of the outstanding shares of MISCOR common stock entitled to vote as of the record date. Accordingly, if a MISCOR shareholder fails to vote at the MISCOR Meeting, fails to return a proxy or abstains, that will have the same effect as a vote against adoption of the merger agreement. Broker non-votes will also have the same effect as a vote against adoption of the merger agreement. Please see “—What vote is required to satisfy the IES and MISCOR Minority Approval conditions to the completion of the merger?” below for a discussion of the vote required to satisfy the MISCOR Minority Approval condition.

Q:	What is the vote required to approve the proposals to adjourn the special meetings?

A:	IES: The affirmative vote of a majority of the votes cast at the IES Meeting is required to approve the proposal to adjourn the IES Meeting.

If an IES stockholder attends but fails to vote on the proposal to adjourn the IES Meeting, as discussed above, or if an IES stockholder abstains, the presence of the IES stockholder will be counted for purposes of a quorum, but will not constitute a vote cast. Abstentions and broker non-votes will not be counted either in favor of or against approval of the proposal to adjourn the IES Meeting.

MISCOR: The affirmative vote of a majority of the votes cast at the MISCOR Meeting is required to approve the proposal to adjourn the MISCOR Meeting.

If a MISCOR shareholder attends but fails to vote on the proposal to adjourn the MISCOR Meeting, as discussed above, or if a MISCOR shareholder abstains, the presence of the MISCOR shareholder will be counted for purposes of a quorum, but will not constitute a vote cast. Abstentions and broker non-votes will not be counted either in favor of or against approval of the proposal to adjourn the MISCOR Meeting.

Q:	What vote is required to satisfy the IES and MISCOR Minority Approval conditions to the completion of the merger?

A:	IES: Pursuant to the merger agreement, as a condition to the completion of the merger, the holders of fifty percent (50%) or more of all of the issued and outstanding shares of IES common stock entitled to vote (excluding shares held by certain affiliates of IES and MISCOR), shall not have voted against IES’ proposal to issue shares of IES common stock in the merger. Accordingly, such holders must not affirmately vote against the issuance of shares of IES common stock in the merger. Abstentions and broker non-votes will not be counted either in favor of or against the proposal to issue shares of IES common stock in the merger for the purpose of determining satisfaction of the IES Minority Approval.

Any or all of the conditions to the completion of the merger, including IES Minority Approval, may, to the extent permitted by applicable law, be waived in writing in whole or in part by either IES or MISCOR.

MISCOR: Pursuant to the merger agreement, as a condition to the completion of the merger, the holders of fifty percent (50%) or more of all of the issued and outstanding shares of MISCOR common stock entitled to vote (excluding shares held by certain affiliates of IES and MISCOR), shall not have voted against MISCOR’s proposal to adopt the merger agreement. Accordingly, such holders must not affirmatively vote against the adoption of the merger agreement. Abstentions and broker non-votes will not be counted either in favor of or against the proposal to adopt the merger agreement for the purpose of determining satisfaction of the MISCOR Minority Approval.

Any or all of the conditions to the completion of the merger, including MISCOR Minority Approval, may, to the extent permitted by applicable law, be waived in writing in whole or in part by either IES or MISCOR.

Q:	How do I vote my shares?

A:	After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope as soon as possible or, if you are a MISCOR shareholder, submit your proxy by telephone or via the Internet, as described under “The MISCOR Meeting—Proxy Voting by Holders of Record,” beginning on page .

Please refer to your proxy card or the information forwarded by your broker, bank or other nominee to see which options are available to you. MISCOR’s Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow you to confirm that your instructions have been properly recorded.

The method you use to submit a proxy will not limit your right to vote in person at the IES Meeting or the MISCOR Meeting, as applicable, if you later decide to attend the meeting. If your shares of IES common stock or MISCOR common stock are held in the name of a broker, bank or other nominee, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote in person at the applicable stockholders’ meeting.

Q:	How will my shares be voted?

A:	IES: All shares of IES common stock entitled to vote and represented by properly completed proxies received prior to the IES Meeting, and not revoked, will be voted at the IES Meeting as instructed on the proxies.

Except as indicated in the next “Q&A” with respect to shares held in street name, if you properly complete and sign your proxy card but do not indicate how your shares should be voted on a proposal, the shares of IES common stock represented by your proxy will be voted as the IES board of directors recommends and therefore will be voted FOR the issuance of shares of IES common stock in the merger and FOR the adjournment of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of such proposal.

MISCOR: All shares of MISCOR common stock entitled to vote and represented by properly completed proxies received prior to the MISCOR Meeting, and not revoked, will be voted at the MISCOR Meeting as instructed on the proxies.

Except as indicated in the next “Q&A” with respect to shares held in street name, if you properly complete and sign your proxy card but do not indicate how your shares of MISCOR common stock should be voted on a proposal, the shares of MISCOR common stock represented by your proxy will be voted as the MISCOR board of directors recommends and therefore will be voted FOR the adoption of the merger agreement and FOR the adjournment of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of such proposal.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me in connection with the approval of the merger agreement and the issuance of shares of IES common stock in the merger?

A:	No. Your broker, bank or other nominee will NOT be able to vote your shares of IES or MISCOR common stock held in “street name” on either the IES proposal to approve the issuance of shares of IES common stock in the merger or the MISCOR proposal to adopt the merger agreement, as applicable, unless you instruct your broker, bank or other nominee how to vote. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to IES or MISCOR or by voting in person at your stockholders’ meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

If you are an IES stockholder and you do not instruct your broker or other nominee on how to vote your shares:

•

your broker, bank or other nominee may not vote your shares on the proposal to approve the issuance of shares of IES common stock in the merger, and your vote will not be cast in favor of this proposal.

If you are a MISCOR shareholder and you do not instruct your broker, bank or other nominee on how to vote your shares:

•	your broker, bank or other nominee may not vote your shares on the proposal to adopt the merger agreement, which will have the same effect as a vote AGAINST the adoption of the merger agreement.

You should therefore provide your broker, bank or other nominee with instructions as to how to vote your shares of IES or MISCOR common stock, as applicable.

Q:	If I am a MISCOR shareholder, should I send in my stock certificates with my proxy card?

A:

No. Please DO NOT send your MISCOR stock certificates with your proxy card. After the merger is completed, you will be sent a letter of transmittal with detailed written instructions for exchanging your

MISCOR common stock certificates for the merger consideration. If your shares of MISCOR common stock are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your “street name” shares in exchange for the merger consideration.

Q:	Can I change my vote after I deliver my proxy?

A:	Yes. You may change your vote at any time before your proxy is voted at the IES Meeting or the MISCOR Meeting, as applicable. You can do this in any of the three following ways:

•

by sending a written notice to the Secretary of IES or MISCOR, as applicable, in time to be received before the IES Meeting or the MISCOR Meeting, as applicable, stating that you would like to revoke your proxy;

•

by completing, signing, dating and submitting to the Secretary of IES or MISCOR, as applicable, a later proxy card or, if you are a MISCOR shareholder, by submitting a later proxy via the Internet or by telephone (before 11:59 p.m. Eastern Daylight Time on the day before the MISCOR Meeting), in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	if you are a holder of record, or if you hold a proxy in your favor executed by a holder of record, by attending the applicable stockholders’ meeting and voting in person.

Simply attending the IES Meeting or the MISCOR Meeting, as applicable, without voting will not revoke your proxy or change your vote.

If your shares of IES common stock or MISCOR common stock are held in an account at a broker, bank or other nominee and you desire to change your vote, you should contact your broker, bank or other nominee.

Q:	What should I do if I receive more than one set of voting materials for the IES Meeting or the MISCOR Meeting?

A:	You may receive more than one set of voting materials for the IES Meeting or the MISCOR Meeting and the materials may include multiple proxy cards or voting instruction cards. For example, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive according to the instructions on it or, if you are a MISCOR holder of record, submit a proxy by telephone or via the Internet for each proxy card you receive.

Q:	Can I submit my proxy by telephone or the Internet?

A:	IES: No. Holders of record of IES common stock may not submit their proxies by telephone or by the Internet. See “The IES Meeting—Proxy Voting by Holders of Record,” beginning on page .

MISCOR: Yes. Holders of record of MISCOR common stock may submit their proxies by telephone or via the Internet. See “The MISCOR Meeting—Proxy Voting by Holders of Record,” beginning on page    .

Q:	Who can answer my questions?

A:	If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card, voting instructions or the election form, you should contact the information agent, which is assisting us in the solicitation of proxies, as follows:

Banks and Brokers call:

IES stockholders call toll-free:

MISCOR shareholders call toll-free:

SUMMARY

The following is a summary that highlights information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement and the transactions contemplated by the merger agreement, IES and MISCOR encourage you to read carefully this entire joint proxy statement/prospectus, including the attached Annexes and the Risk Factors beginning on page __. In addition, IES and MISCOR encourage you to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about IES and MISCOR that has been filed with the SEC. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.”

The Companies

Integrated Electrical Services, Inc.

Overview of Services

IES is a leading provider of infrastructure services to the residential, commercial and industrial industries as well as for data centers and other mission critical environments. IES operates primarily in the electrical infrastructure markets, with a corporate focus on expanding into other markets through strategic acquisitions or investments. Originally established as IES in 1997, it is a Delaware corporation providing services from 61 domestic locations as of December 31, 2012. IES is headquartered in Houston, Texas, and maintains an executive office in Greenwich, Connecticut. IES’ operations are organized into three principal business segments, based upon the nature of its current products and services:

•	Communications—Nationwide provider of products and services for mission critical infrastructure, such as data centers, of large corporations.

•	Residential—Regional provider of electrical installation services for single-family housing and multi-family apartment complexes.

•

Commercial & Industrial—Provider of electrical design, construction and maintenance services to the commercial and industrial markets in various regional markets and nationwide in certain areas of expertise, such as the power infrastructure market.

Corporate Strategy

IES seeks to create shareholder value through positive returns on capital and generation of free cash flow. In addition, IES seeks to acquire or invest in similar stand-alone platform companies based in North America or acquire businesses that strategically fit within its existing business segments. In evaluating potential acquisition candidates, IES seeks to invest in businesses with, among other characteristics:

•	Significant market share in niche industries and low technological and/or product obsolescence risk;

•	Proven management with a willingness to continue post-acquisition;

•	Established market position and sustainable advantage;

•	High returns on invested capital; and

•	Strong cash flow characteristics.

IES believes that acquisitions provide an opportunity to expand into new end markets and diversify its revenue and profit streams. Further, by acquiring businesses with strong cash flow characteristics, IES expects to maximize the value of its significant net operating loss carry forwards (“NOLs”). While IES may use acquisitions to build its presence in the electrical infrastructure industry, it will also consider potential acquisitions in other industries, which could result in changes in IES’ operations from those historically conducted by it.

Industry Overview

The residential, industrial, mission critical infrastructure and commercial industries in which IES operates are exposed to many regional and national trends such as the demand for single and multi-family housing, the need for mission critical facilities as a result of technology-driven advancements and changes in commercial, institutional, public infrastructure and electric utility spending. Over the long term, IES believes that there are numerous factors that could positively drive demand and affect growth within the industries in which it operates, including (i) population growth, which will increase the need for commercial and residential facilities, (ii) aging public infrastructure, which must be replaced or repaired, (iii) increased emphasis on environmental and energy efficiency, which may lead to both increased public and private spending, and (iv) the low price of natural gas combined with an increase in domestic oil and gas output, which is expected to spur the construction of and modifications to heavy industrial facilities.

Operating Segments

Communications

Originally established in 1984, IES’ Communications segment is a leading provider of network infrastructure products and services for data centers and other mission critical environments. Services offered include the design, installation and maintenance of network infrastructure for the financial, medical, hospitality, government, high-tech manufacturing, educational and information technology industries. The Communications segment also provides the design and installation of audio/visual, telephone, fire, wireless and intrusion alarm systems as well as design/build, service and maintenance of data network systems. A significant portion of IES’ Communications revenue is generated from long-term, repeat customers, some of whom use IES as a preferred provider for major projects. IES’ Communications segment performs services across the United States from ten offices as of December 31, 2012, including the segment’s headquarters located in Tempe, Arizona, allowing dedicated onsite maintenance teams at its customers’ sites. In 2010, IES’ Communications segment was separated from its Commercial & Industrial segment to form a new operating segment. The decision to report Communications as a separate segment was made as IES changed its internal reporting structure and the segment gained greater significance as a percentage of consolidated revenues, gross profit and operating income. Moreover, the Communications segment was identified as a separate and specific part of IES’ future strategic growth plans.

The Communications segment primarily specializes in installations of communication systems and site and national account support for the mission critical infrastructure of Fortune 500 corporations. IES’ sales strategy relies on a concentrated business development effort, with centralized corporate marketing programs and direct end-customer communications and relationships. Due to the mission critical nature of the facilities IES services, its end-customers significantly rely upon its past performance record, technical expertise and specialized knowledge. IES’ long-term strategy is to improve its position as a preferred mission critical solutions and services provider to large national corporations and strategic local companies. Key elements of its long-term strategy include continued investment in its employees’ technical expertise and expansion of its onsite maintenance and recurring revenue model.

Residential

IES’ Residential business provides electrical installation services for single-family housing and multi-family apartment complexes and CATV cabling installations for residential and light commercial applications. In addition to its core electrical construction work, the Residential segment also provides services for the installation of residential solar power, smart meters and electric car charging stations, both for new construction and existing residences. The Residential division is made up of 32 total locations as of December 31, 2012, including the segment’s headquarters in Houston, Texas. These division locations geographically cover Texas, the Sun-Belt and the Western and Mid-Atlantic regions of the United States, including Hawaii.

Demand for IES’ Residential services is highly dependent on the number of single-family and multi-family home starts in the markets it serves. Although it operates in multiple states throughout the Sun-Belt, Mid-Atlantic and western regions of the United States, the majority of the Residential segment revenues are derived from services provided in the state of Texas. Sales efforts include a variety of strategies, including a concentrated focus on national homebuilders and multi-family developers and a local sales strategy for single and multi-family housing projects. IES’ cable, solar and electric car charging station revenues are typically generated through industry-specific third parties to which it acts as a preferred provider of installation services.

IES’ long-term strategy is to continue to be the leading national provider of electrical services to the residential market. Although the key elements of its long-term strategy include a continued focus on maintaining a low and variable cost structure and cash generation, during the housing downturn IES modified its strategy by expanding into markets less exposed to national building cycles, such as solar panel and electric car charging installations. As IES begins to experience increased activity in the residential sector, it is prepared to increase its scale to support an increase in activity.

Commercial & Industrial

IES’ Commercial & Industrial segment is one of the largest providers of electrical contracting services in the United States. The division offers a broad range of electrical design, construction, renovation, engineering and maintenance services to the commercial and industrial markets. The Commercial & Industrial division consists of 19 total locations as of December 31, 2012, including the segment’s headquarters in Houston, Texas. These locations geographically cover Texas, Nebraska, Colorado, Oregon and the Mid-Atlantic region.

Services include the design of electrical systems within a building or complex and procurement and installation of wiring and connection to power sources, end-use equipment and fixtures, as well as contract maintenance. IES focuses on projects that require special expertise, such as design-and-build projects that utilize the capabilities of its in-house experts, or projects which require specific market expertise, such as transmission and distribution projects. IES also focuses on service, maintenance and certain renovation and upgrade work, which tends to be either recurring or have lower sensitivity to economic cycles, or both. The Commercial & Industrial segment provides services for a variety of projects, including: office buildings, manufacturing facilities, data centers, chemical plants, refineries, wind farms, solar facilities and municipal infrastructure and health care facilities. Its utility services consist of overhead and underground installation and maintenance of electrical and other utilities transmission and distribution networks, installation and splicing of high-voltage transmission and distribution lines, substation construction and substation and right-of-way maintenance. Its maintenance services generally provide recurring revenues that are typically less affected by levels of construction activity. Service and maintenance revenues are derived from service calls and routine maintenance contracts, which tend to be recurring and less sensitive to short-term economic fluctuations.

Demand for our Commercial & Industrial services is driven by construction and renovation activity levels, economic growth and availability of bank lending. Certain industrial projects have longer cycle times than the typical Commercial & Industrial services and may follow the economic trends with a lag. The segment’s sales focus varies by location, but is primarily based upon regional and local relationships with general contractors and a demonstrated expertise in certain industries, such as transmission and distribution.

The Commercial & Industrial segment’s long-term strategy is to be the preferred provider of electrical services in the markets where IES has demonstrated expertise or is a local market leader. Key elements of its long-term strategy include leveraging its expertise in certain niche markets, expanding its service and maintenance business and maintaining its focus on returns on risk adjusted capital.

Additional Information about IES

IES common stock is traded on the NASDAQ under the symbol “IESC.” IES’ principal executive offices are located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056, and its telephone number is (713) 860-1500.

MISCOR Group, Ltd.

Corporate Overview

MISCOR began operations in July 2000 with the purchase of the operating assets of an electric motor and magnet shop in South Bend, Indiana. Through acquisitions and internal growth, MISCOR expanded the nature of its operations as well as its geographic presence, which now includes locations in Indiana, Alabama, Ohio, West Virginia and California.

Between 2005 and September 2008, MISCOR made a series of acquisitions allowing it to enter into Rail Services and expand its Construction and Engineering Services (“CES”) and Industrial Services businesses. Following experiences in the financial crisis, MISCOR decided to reorient its growth strategy and to intensify its focus on industrial and utility services. In December 2009, MISCOR announced an overall restructuring plan, which it has completed. This plan included the divesture of MISCOR’s subsidiaries in the Rail Services and CES segments to allow for alignment of its operations with its long-term vision and its focus on industrial and utility services. As part of this restructuring, MISCOR divested (i) AMP Rail Services Canada LLC (“AMP Canada”) in December 2009; (ii) its CES subsidiaries, Martell Electric, LLC (“Martell Electric”) and Ideal Consolidated, Inc. (“Ideal”), in February 2010; and (iii) American Motive Power (“AMP”) in March 2010. In December of 2011, MISCOR announced its intentions to no longer have HK Engine Components, LLC (“HKEC”), the subsidiary representing its Rail Services segment, as held for sale.

Operating Segments

Following completion of the sale of the CES subsidiaries and AMP in the first quarter of 2010, MISCOR has since operated primarily in two business segments:

•

Industrial Services—Providing maintenance and repair services to several industries including electric motor repair and rebuilding; maintenance and repair of electro-mechanical components for the wind power industry; and the repairing, manufacturing and remanufacturing of industrial lifting magnets for the steel and scrap industries. To supplement its service offerings, MISCOR also provides on-site maintenance services and custom and standardized industrial maintenance training programs.

•

Rail Services—Manufacturing and rebuilding power assemblies, engine parts, and other components related to large diesel engines, and providing locomotive maintenance, remanufacturing and repair services for the rail industry.

Business Strategy

MISCOR’s objective is to be a leading provider of integrated mechanical and electrical products and services to industry. To achieve that objective, MISCOR intends to structure itself in order to capitalize on long-term growth opportunities in the wind power and the utility markets as well as the heavy industry market.

Additional Information about MISCOR

MISCOR common stock is traded in the OTCQB under the symbol “MIGL.” MISCOR’s principal executive offices are located at 800 Nave Road, SE, Massillon, Ohio 44646, and its telephone number is (330) 830-3500.

IES Subsidiary Holdings, Inc.

Merger Sub is a direct, wholly-owned subsidiary of IES. Merger Sub, a Delaware corporation, was formed on March 6, 2013, solely for the purpose of effecting the merger. Merger Sub has not conducted any business operations other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement.

The principal executive offices of Merger Sub are located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056, and its telephone number is (713) 860-1500.

The Merger (see page     )

IES and MISCOR have agreed to combine their businesses pursuant to the merger agreement described in this joint proxy statement/prospectus, subject to the requisite stockholder approvals and other conditions. Under the terms of the merger agreement, MISCOR will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct, wholly-owned subsidiary of IES. The merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. IES and MISCOR encourage you to read the merger agreement in its entirety because it is the legal document that governs the merger.

Risk Factors (see page     )

There are risks associated with the merger and the operations of IES and IES common stock after the merger. These risks are more fully described in “Risk Factors,” beginning on page     .

Risk Factors Relating to the Merger

Among the risk factors relating to the merger are the following:

•	any delay in completing the merger may reduce the benefits expected to be obtained from the merger;

•	the failure to complete the merger could negatively impact the stock price and the future business and financial results of IES and MISCOR;

•

the rights of MISCOR shareholders who become stockholders of IES in the merger will be governed by IES’ certificate of incorporation and bylaws, which are different in some respects from the MISCOR articles of incorporation and bylaws; and

•	the directors and executive officers of MISCOR have personal interests that may motivate them to support or approve the merger.

Risk Factors Relating to IES Following the Merger

Among the risk factors relating to IES after the merger are the following:

•	IES may experience difficulties in integrating MISCOR’s business and could fail to realize potential benefits of the merger; and

•	IES will have increased debt after the merger, which could have a material adverse effect on its financial health and limit its future operations.

Risk Factors Relating to IES Common Stock Following the Merger

Among the risk factors relating to IES common stock after the merger are the following:

•

the price of IES common stock will continue to fluctuate after the merger and may be affected differently from the separate factors that currently affect the prices of IES common stock and MISCOR common stock; and

•	the market value of IES common stock could decline if large amounts of IES common stock are sold following the merger.

Merger Consideration (see page     )

At the effective time of the merger, each outstanding share of MISCOR common stock (other than Dissenting Shares and shares to be canceled pursuant to the terms of the merger agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) Cash Consideration of not less than $1.415 per share, equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt and (y) the number of shares of MISCOR common stock outstanding as of the Merger Consideration Determination Date, including shares issuable upon the exercise of outstanding options and warrants; or (2) Stock Consideration equal to a fraction, the numerator of which is the Cash Consideration and the denominator of which is the IES Common Stock Value; provided, however, that if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share, then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively.

If the Merger Consideration Determination Date had occurred on April 19, 2013, it is estimated that each MISCOR shareholder would have the right to receive, subject to the terms of the merger agreement, at his or her election, either $1.50 in cash or 0.250 shares of IES common stock for each share of MISCOR common stock issued and outstanding, subject to the Maximum Cash Amount, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1, which assumptions will not be definitively determined until the Merger Consideration Determination Date. See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1 for further discussion of these assumptions and a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders.

Treatment of MISCOR Stock Options and Other Equity Awards (see page     )

The treatment of stock options and restricted share awards outstanding under the MISCOR stock plans is discussed under the heading “The Merger Agreement—Treatment of MISCOR Stock Options and Other Equity Awards” beginning on page      ..

Recommendation of the IES Board of Directors (see page     )

The IES board of directors, based on the recommendation of the disinterested members of the IES board of directors, (1) has determined that the merger agreement and the transactions contemplated by the merger agreement, including the issuance of shares of IES common stock in the merger, are advisable and in the best interests of IES and its stockholders, (2) has approved the merger and the merger agreement and (3) recommends that the stockholders of IES approve the issuance of shares of IES common stock in the merger. No stockholder vote is required for Merger Sub to adopt the merger agreement and consummate the transactions contemplated by the merger agreement, other than the vote of IES acting as the sole stockholder of Merger Sub. The IES board of directors recommends that IES stockholders vote FOR the issuance of shares of IES common stock in the merger and FOR the adjournment of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies.

Recommendation of the MISCOR Board of Directors (see page     )

The special committee of the MISCOR board of directors (the “Special Committee”) and the MISCOR board of directors, (1) have determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of MISCOR and its shareholders, as well as its stakeholders, in accordance with the requirements of Indiana law, (2) have approved the merger agreement, the merger and the other transactions contemplated thereby, (3) have directed that the merger agreement be submitted for adoption by the MISCOR shareholders at the MISCOR Meeting and (4) hereby recommend that the MISCOR shareholders adopt the merger agreement. The MISCOR board of directors hereby recommends that MISCOR shareholders vote FOR the adoption of the merger agreement and FOR the adjournment of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies.

Stockholders Entitled to Vote; Vote Required for Approval (see pages     and     )

IES

Record date:    IES stockholders can vote at the IES Meeting if they owned shares of IES common stock at the close of business on             , 2013, which is referred to as the IES record date. On the IES record date, there were              shares of IES common stock outstanding and entitled to vote at the IES Meeting, held by approximately              stockholders of record. An IES stockholder may cast one vote for each share of IES common stock owned on the IES record date.

Votes required:    The affirmative vote of the holders of a majority of the votes cast by IES stockholders entitled to vote at the IES Meeting, at which a quorum is present, is required to approve the issuance of shares of IES common stock in the merger and to approve any adjournment of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies. Pursuant to the merger agreement, as a condition to the completion of the merger, IES must also receive the IES Minority Approval, which requires that 50% or more of the votes cast by IES stockholders entitled to vote at the IES Meeting (excluding shares held by certain affiliates of IES and MISCOR) shall not have been voted against IES’ proposal to issue shares of IES common stock in the merger. Abstentions and broker non-votes will not be counted either in favor of or against approval of the issuance of shares of IES common stock in the merger or any adjournment at the IES Meeting or for purposes of determining satisfaction of the IES Minority Approval.

Quorum required:    For purposes of conducting the IES Meeting, the presence in person or by proxy of holders of at least a majority of the shares of IES common stock issued and outstanding and entitled to vote at the IES Meeting will constitute a quorum. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the IES Meeting.

Your vote is very important.    You are encouraged to vote as soon as possible. If you do not indicate how your shares of IES common stock should be voted, the shares of IES common stock represented by your properly completed proxy will be voted as the IES board of directors recommends and therefore will be voted FOR the issuance of shares of IES common stock in the merger and FOR the adjournment of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies. However, if your shares are held in “street name” and you do not instruct your broker or other nominee on how to vote your IES shares, your proxy will not be voted as the IES board of directors recommends.

MISCOR

Record date:    MISCOR shareholders can vote at the MISCOR Meeting if they owned shares of MISCOR common stock at the close of business on             , 2013, which is referred to as the MISCOR record date. On the MISCOR record date, there were             shares of MISCOR common stock outstanding and entitled to vote at the MISCOR Meeting, held by approximately 65 stockholders of record. MISCOR shareholders may cast one vote for each share of MISCOR common stock that they owned on the MISCOR record date.

Votes required:    The holders of a majority of the outstanding shares of MISCOR common stock entitled to vote as of the MISCOR record date must vote in favor of the adoption of the merger agreement for it to be approved. Therefore, your failure to vote, your failure to instruct your broker to vote your shares or your abstaining from voting will have the same effect as a vote against the merger. The approval of an adjournment of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies will require the affirmative vote of the holders of a majority of the votes cast at the MISCOR Meeting, without regard to broker non-votes or abstentions.

Pursuant to the merger agreement, as a condition to the completion of the merger, MISCOR must also receive the MISCOR Minority Approval, which requires that that 50% or more of the votes cast by MISCOR shareholders entitled to vote at the MISCOR Meeting (excluding shares held by certain affiliates of IES and MISCOR) shall not have been voted against MISCOR’s proposal to adopt the merger agreement. Abstentions and broker non-votes will not be counted either in favor of or against the proposal to adopt the merger agreement for the purpose of determining satisfaction of the MISCOR Minority Approval.

Quorum required:    For purposes of conducting the MISCOR Meeting, the presence in person or by proxy of holders of at least a majority of the shares of MISCOR common stock issued and outstanding and entitled to vote at the MISCOR Meeting will constitute a quorum. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the MISCOR Meeting.

Your vote is very important.    You are encouraged to vote as soon as possible. If you do not indicate how your shares of MISCOR common stock should be voted, the shares of MISCOR common stock represented by your properly completed proxy will be voted as the MISCOR board of directors recommends and therefore will be voted FOR the adoption of the merger agreement and FOR the adjournment of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies. However, if your shares are held in “street name” and you do not instruct your broker or other nominee on how to vote your MISCOR shares, your proxy will not be voted as the MISCOR board of directors recommends.

Opinions of Financial Advisers (see pages     and     )

Opinion of IES’ Financial Adviser

In connection with the merger, IES’ financial advisor, Stifel, Nicolaus & Company, Incorporated (“Stifel”) delivered a written opinion, dated March 11, 2013, to the IES board of directors as to the fairness, as of such date, from a financial point of view, to IES, of the merger consideration to be paid by IES to holders of MISCOR common stock in the merger pursuant to the merger agreement. The full text of Stifel’s written opinion, dated March 11, 2013, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus. Stifel’s opinion was provided for the information of, and directed to, the IES board of directors for its information and assistance in connection with its consideration of the financial terms of the merger. Stifel’s opinion does not constitute a recommendation to the IES board of directors as to how the board of directors should vote on the merger or to any holder of IES or MISCOR common stock as to how any such holder should vote at any stockholders’ meeting at which the merger is considered, or whether or not any stockholder of IES should enter into a voting, stockholders’, or affiliates’ agreement with respect to the merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder or whether or to what extent a shareholder of MISCOR should elect to receive Cash Consideration or Stock Consideration. In addition, Stifel’s opinion does not compare the relative merits of the merger with any other alternative transactions or business strategies which may have been available to IES and does not address the underlying business decision of the IES board of directors or IES to proceed with or effect the merger. Stifel was not requested to, and did not, explore alternatives to the merger or solicit the interest of any other parties in pursuing transactions with IES.

Opinion of MISCOR’s Financial Adviser

In connection with the merger, MISCOR’s financial adviser, Western Reserve Partners LLC (“Western Reserve”) delivered a written opinion dated March 13, 2013, to the MISCOR board of directors as to the fairness to MISCOR shareholders other than IES and its affiliates (including Tontine), from a financial point of view and as of the date of the opinion, of the minimum Cash Consideration to be paid by IES to such stockholders in the merger of $1.415 per share assuming that all of MISCOR’s shareholders elect to receive Cash Consideration.

The full text of Western Reserve’s written opinion, dated March 13, 2013, is attached as Annex C to this joint proxy statement/prospectus. Holders of MISCOR common stock are encouraged to read the opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken. Western Reserve’s opinion was provided to the MISCOR board of directors in connection with its evaluation of the consideration to be paid by IES to the holders of MISCOR common stock in the merger, does not address any other aspect of the proposed merger and does not constitute a recommendation to any holder of shares of MISCOR common stock as to how the shareholder should vote or act on any matter relating to the merger.

Ownership of IES After the Merger

If the Merger Consideration Determination Date had occurred on April 19, 2013, current IES stockholders would own in the aggregate approximately 87.2% of the combined corporation (excluding the shares of IES common stock to be issued to Tontine in the merger), based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1, which assumptions will not be definitively determined until the Merger Consideration Determination Date, and assuming 15,105,846 shares of IES common stock outstanding immediately prior to the effective time of the merger. This amount may vary depending on the actual number of shares of MISCOR common stock outstanding at the effective time of the merger, the actual Exchange Ratio, and the number of MISCOR shareholders who elect to receive Stock Consideration in the merger. Consequently, IES stockholders, as a general matter, will have less influence over the management and policies of IES than they currently exercise over the management and policies of IES. See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1 for further discussion of these assumptions and a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders.

Share Ownership of Directors and Executive Officers of IES

As of the record date, the directors and executive officers of IES and its affiliates beneficially owned and were entitled to vote approximately             shares of IES common stock, collectively representing approximately         % of the shares of IES common stock outstanding and entitled to vote on that date.

Share Ownership of Directors and Executive Officers of MISCOR

As of the record date, the directors and executive officers of MISCOR and its affiliates beneficially owned and were entitled to vote approximately             shares of MISCOR common stock, collectively representing approximately             % of the shares of MISCOR common stock outstanding and entitled to vote on that date.

Interests of Directors and Executive Officers of MISCOR in the Merger (see page     )

In considering the recommendation of the MISCOR board of directors with respect to the merger agreement, MISCOR shareholders should be aware that certain members of the MISCOR board of directors and certain of MISCOR’s executive officers have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of MISCOR shareholders generally. These interests may include, among other things, the following:

•	change of control severance payments for MISCOR’s executive officers at the effective time of the merger;

•	the accelerated vesting of, and payment of the merger consideration with respect to, shares of MISCOR restricted stock and stock options held by MISCOR’s executive officers and certain directors;

•

arrangements that all current and former MISCOR directors and officers will be indemnified by IES with respect to acts or omissions by them in their capacities as directors and officers of MISCOR prior to the effective time of the merger;

•

the expected employment of one or more executive officers of MISCOR by IES after the merger, although there are no definitive agreements with any executive officer of MISCOR regarding future employment; and

•

As of March 13, 2013, Mr. Martell held approximately 23.4% of the outstanding shares of MISCOR common stock. Mr. Martell’s holdings were obtained in transactions exempt from registration from the Securities Act and are not subject to registration rights. Accordingly, the merger consideration, in the form of stock and/or cash, presents a liquidity event of particular value to Mr. Martell. For this reason, Mr. Martell chose to abstain from the MISCOR board of director’s vote on the merger. MISCOR’s other directors and the MISCOR officers may also gain value from receiving merger consideration and the liquidity event it presents.

The MISCOR board of directors was aware of these interests and considered them, among other matters, in making its recommendation. See “The Merger—Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger,” beginning on page     .

Listing of Shares of IES Common Stock; Removal and Deregistration of Shares of MISCOR Common Stock (see page     )

IES will use its reasonable best efforts to notify the NASDAQ of the shares of IES common stock to be issued in the merger prior to the effective time of the merger in accordance with the NASDAQ listing rules. Under the merger agreement, MISCOR is required to cooperate with IES with respect to such notice to facilitate providing notification as required pursuant to NASDAQ rules. Approval of the listing on the NASDAQ of the shares of IES common stock to be issued in the merger is not required pursuant to the NASDAQ listing rules and therefore is not a condition to each party’s obligation to complete the merger. If the merger is completed, the MISCOR common stock will be removed from OTCQB and deregistered under the Exchange Act.

Appraisal Rights in the Merger (see page     )

MISCOR shareholders who wish to seek appraisal of their shares are urged to seek the advice of counsel with respect to the availability of dissenters’ rights.

A MISCOR shareholder who delivers to MISCOR, before the shareholders vote is taken at the MISCOR Meeting, written notice of the shareholder’s intent to demand payment in cash for shares owned if the merger is effectuated and does not vote the shareholder’s shares in favor of the merger will not receive the merger consideration. The shareholder will instead be entitled to assert dissenters’ rights and seek an appraisal of its shares, unless the shareholder fails to take the steps prescribed by Chapter 44 of the IBCL to perfect such shareholder’s dissenters’ rights. Upon consummation of the merger and receipt of a payment demand, former MISCOR shareholders who have complied with all statutory requirements will be paid the fair value of the shares as of the time immediately before the merger. The full text of Chapter 44 of the IBCL is attached as Annex D to this joint proxy statement/prospectus.

Conditions to the Completion of the Merger (see page     )

A number of conditions must be satisfied or waived, where legally permissible, before the proposed merger can be consummated. These include, among others:

•	IES receiving stockholder approval of the issuance of shares of IES common stock in the merger;

•	MISCOR receiving stockholder approval of adoption of the merger agreement;

•	IES receiving IES Minority Approval;

•	MISCOR receiving MISCOR Minority Approval;

•	the registration statement of which this joint proxy statement/prospectus forms a part being declared effective by the SEC;

•	the absence of any statute, order or injunction prohibiting the merger;

•	IES filing the listing of additional shares notification with NASDAQ with respect to the IES common stock to be issued to MISCOR shareholders in the merger;

•	no Person (other than Tontine) becoming, in the reasonable determination of the IES board of directors, an Acquiring Person (as defined in the Rights Agreement) as a result of the merger; and

•	receiving all other required regulatory approvals, other than approvals the absence of which would not have a material adverse effect.

Neither IES nor MISCOR can assure you when or if all or any of the conditions to the merger will be either satisfied or waived or whether the merger will occur as intended.

No Solicitation (see page     )

The merger agreement prohibits MISCOR from soliciting alternative transactions other than during the limited period that began on the date of the merger agreement and ended at 12:01 a.m. (EST) on April 13, 2013 (the “Solicitation Period”). Following the Solicitation Period, MISCOR is not permitted to:

•	solicit, initiate, encourage or facilitate any inquiries, offers or proposals that constitute, or are reasonably likely to lead to, another acquisition proposal;

•

engage in discussions or negotiations with, or furnish or disclose any non-public information or data relating to itself or any of its subsidiaries to, any person that has made or may be considering making another acquisition proposal;

•	approve, endorse or recommend another acquisition proposal; or

•	enter into any agreement in principle, letter of intent, arrangement, understanding or other contract relating to another acquisition proposal.

Notwithstanding the foregoing, and subject to certain additional limitations and conditions, before receipt of the requisite approval by its stockholders, MISCOR may engage in negotiations with a third party making an unsolicited, bona fide, written acquisition proposal, provided that:

•

the MISCOR board of directors concludes in good faith that such proposal is, or is reasonably likely to lead to, a superior proposal and that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties;

•

MISCOR provides IES written notice of such alternative proposal within 24 hours of receipt thereof, which notice shall include the identity of the person or entity making the proposal and any material terms and conditions thereof;

•	MISCOR enters into a confidentiality agreement with such person, with terms that are no more favorable to such person than those contained in IES’ confidentiality agreement with MISCOR; and

•	MISCOR promptly provides IES with a copy of the confidentiality agreement and copies of any non-public information disclosed to such person (and not previously disclosed to IES).

In addition, subject to certain additional limitations and conditions, before receipt of the requisite approval by its stockholders, the board of directors of MISCOR may withdraw its recommendation or declaration of advisability of the merger agreement if the board of directors determines in good faith that a failure to change its recommendation is reasonably likely to be inconsistent with its fiduciary duties to the MISCOR shareholders, subject to payment of the termination fees set forth in the merger agreement.

Termination of the Merger Agreement (see page     )

The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger by mutual written consent of IES and MISCOR. The merger agreement may be terminated by written notice at any time prior to the effective time of the merger in any of the following ways:

•	by either IES or MISCOR (provided the terminating party is not the cause of the failure or action described) if:

•	the merger is not completed by August 31, 2013, unless extended pursuant to the merger agreement (the “Termination Date”);

•

any governmental authority has issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the merger or making the consummation of the merger illegal and such order, decree, ruling or other action will have become final and nonappealable;

•	the IES stockholders fail to approve the issuance shares of IES common stock in the merger or the MISCOR shareholders fail to adopt the merger agreement;

•	IES or MISCOR fails to receive IES Minority Approval or MISCOR Minority Approval, respectively;

•	by IES if:

•

MISCOR has materially breached any of its representations and warranties or has failed to comply in any material respects with any of its covenants or other agreements, which breach or failure is incapable of being cured by the Termination Date, or has not been cured within 20 days following receipt of written notice thereof (the “Cure Period”) from IES;

•	The number of Dissenting Shares exceeds 5% of the outstanding shares of MISCOR common stock immediately prior to the closing;

•	MISCOR and IES are not able to agree on the calculation of MISCOR’s Net Debt;

•

MISCOR has breached its no-solicitation covenant in any material respect, the MISCOR board of directors (or any committee thereof) has withdrawn or changed adversely its recommendation of the merger, MISCOR or its subsidiaries has entered into another acquisition agreement or MISCOR has publicly announced its intention to take any of the foregoing actions; or

•	there has been a material adverse effect with respect to MISCOR that is incapable of being cured by the Termination Date or within the Cure Period.

•	by MISCOR if:

•

IES or Merger Sub has materially breached of any of their representations and warranties or failed to comply in any material respect with any of its covenants or other agreements, which breach or failure is incapable of being cured by the Termination Date or within the Cure Period;

•

prior to the adoption of the merger agreement by the MISCOR shareholders, MISCOR receives a superior proposal and the MISCOR board of directors withdraws or changes adversely its recommendation of the merger or MISCOR or its subsidiaries enter into another acquisition agreement, provided that MISCOR complies in all material respects with the provisions of the merger agreement applying to dealing with the superior proposal; or

•	there has been a material adverse effect with respect to IES that is incapable of being cured by the Termination Date or within the Cure Period.

See “The Merger Agreement—Termination of the Merger Agreement and Termination Fees,” beginning on page    .

Termination Fees and Expenses (see page     )

In the event that the merger agreement is terminated under certain circumstances, MISCOR will be required to pay IES termination fees that range from $250,000 to $750,000. In the event of a termination of the merger agreement as a result of the IES stockholders’ failure to approve the issuance shares of IES common stock in the merger or the failure of IES to receive the IES Minority Approval, IES will be required to reimburse MISCOR for its out-of-pocket and documented expenses incurred in connection with the transaction, in an amount not to exceed $250,000. See “The Merger Agreement—Termination of the Merger Agreement and Termination Fees—Termination Fees and Expenses,” beginning on page      ..

Tax Treatment of the Merger

The exchange by U.S. holders of MISCOR common stock for IES common stock has been structured to be generally tax-free for U.S. federal income tax purposes, except that:

•	U.S. holders of MISCOR common stock that receive both cash and IES common stock generally will recognize gain, but not loss, to the extent of the cash received;

•	U.S. holders of MISCOR common stock that receive only cash generally will recognize gain or loss; and

•

U.S. holders of MISCOR common stock generally will recognize gain or loss with respect to cash that is received in lieu of fractional shares of IES common stock that such holders would otherwise be entitled to receive.

For further information, please refer to “Material U.S. Federal Income Tax Consequences of the Merger.” The United States federal income tax consequences described above may not apply to all holders of MISCOR common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Accounting Treatment (see page     )

In accordance with accounting principles generally accepted in the United States of America (“GAAP”), the merger will be accounted for as an acquisition of a business. IES will record net tangible and identifiable intangible assets acquired and liabilities assumed from MISCOR at their respective fair values at the date of the completion of the merger. Any excess of the purchase price, which will equal the market value at the date of the completion of the merger, of the IES common stock and cash issued as consideration for the merger over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of IES after completion of the merger will reflect MISCOR’s balances and results after completion of the merger but will not be restated retroactively to reflect the historical financial condition or results of operations of MISCOR. The earnings of IES following the completion of the merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation and amortization expense. Goodwill will not be amortized but will be tested for impairment at least annually, and all assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, IES determines that tangible or intangible assets (including goodwill) are impaired, IES would record an impairment charge at that time.

Payment of Dividends (see page     )

Neither IES nor MISCOR has ever paid a cash dividend on its common stock.

IES

IES does not anticipate paying cash dividends on its common stock in the foreseeable future. Any future determination as to the payment of dividends will be made at the discretion of the IES board of directors and will depend upon IES’ operating results, financial condition, capital requirements, general business conditions and other factors that the IES board of directors deems relevant. IES is also restricted under its revolving credit facility from paying cash dividends.

MISCOR

The merger agreement generally provides that MISCOR may not declare, set aside or pay any dividend prior to the effective time of the merger or the termination of the merger agreement.

Financing of the Merger (see page     )

IES’ obligation to complete the merger is not conditioned upon its obtaining financing. In order to finance some or all of the cash component of the merger consideration, the repayment of outstanding MISCOR debt and the transaction expenses associated with the merger, IES expects to utilize its existing cash balances and incur incremental indebtedness of up to $10.0 million under its revolving credit facility with Wells Fargo. See “Financing of the Merger,” beginning on page      ..

Comparison of Rights of IES Stockholders and MISCOR Shareholders (see page     )

IES is incorporated under the laws of the State of Delaware and the rights of the stockholders of IES are currently, and at the completion of the merger will continue to be, governed by the Delaware General Corporation Law (the “DGCL”). MISCOR is incorporated under the laws of the State of Indiana. Accordingly, the rights of the shareholders of MISCOR are currently governed by the IBCL; however, if the merger is completed, MISCOR shareholders will become stockholders of IES, and their rights will be governed by the DGCL, the certificate of incorporation of IES and the bylaws of IES. The rights of IES stockholders contained in the certificate of incorporation and bylaws of IES differ from the rights of MISCOR shareholders under the articles of incorporation and bylaws of MISCOR, as more fully described under the section entitled “Comparison of Rights of IES Stockholders and MISCOR Shareholders,” beginning on page     .

SPECIAL FACTORS

The following is a description of the material aspects of the merger. While IES and MISCOR believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to IES stockholders and MISCOR shareholders. IES and MISCOR encourage their respective stockholders to carefully read this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference, for a more complete understanding of the merger.

General Description and Effects of the Merger

The boards of directors of IES, MISCOR and Merger Sub have approved the merger agreement providing for the merger of MISCOR with and into Merger Sub, with Merger Sub surviving the merger as a wholly-owned subsidiary of IES. Upon completion of the merger, MISCOR shareholders will be entitled to receive the merger consideration, and the separate corporate existence of MISCOR will terminate.

Merger Consideration

The merger agreement provides that at the effective time of the merger, each outstanding share of MISCOR common stock (other than Dissenting Shares and shares to be canceled pursuant to the terms of the merger agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) Cash Consideration of not less than $1.415 per share, equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt and (y) the number of shares of MISCOR common stock outstanding as of the Merger Consideration Determination Date, including shares issuable upon the exercise of outstanding options and warrants; or (2) Stock Consideration equal to a fraction, the numerator of which is the Cash Consideration and the denominator of which is the IES Common Stock Value; provided, however, that the if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share, then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively.

MISCOR shareholders have the right to elect to receive all Cash Consideration, all Stock Consideration or a mix of Cash Consideration and Stock Consideration; provided, however, that the aggregate Cash Consideration to be paid in connection with the merger shall not exceed a threshold, as described in the merger agreement (the “Maximum Cash Amount”), equal to the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the merger.

If the Merger Consideration Determination Date had occurred on April 19, 2013, it is estimated that each MISCOR shareholder would have the right to receive, subject to the terms of the merger agreement, at his or her election, either $1.50 in cash or 0.250 shares of IES common stock for each share of MISCOR common stock issued and outstanding, subject to the Maximum Cash Amount, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1, which assumptions will not be definitively determined until the Merger Consideration Determination Date. See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1 for further discussion of these assumptions and a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders. For additional information regarding the merger consideration, please see “The Merger Agreement—Merger Consideration,” beginning on page     .

Termination of Corporate Existence

At the effective time of the merger, MISCOR will be merged with and into Merger Sub, with Merger Sub (the “surviving corporation”) surviving the merger as a wholly-owned subsidiary of IES. MISCOR’s common stock is currently registered under the Exchange Act and trades in the OTCQB under the symbol “MIGL.” As a result of the merger, MISCOR’s separate corporate existence will terminate, and there will be no public market for its common stock, which will cease to trade on the OTCQB. In addition, registration of MISCOR’s common stock under the Exchange Act will be terminated. As a result, the surviving corporation will not be required to file periodic reports with, and otherwise provide information to, the SEC, and will not be required to comply with certain provisions of the Exchange Act, such as the short-swing trading provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) of the Exchange Act. IES will benefit from any regulatory compliance cost savings realized as a result of the surviving corporation not being a publicly traded company.

Merger Sub’s certificate of incorporation and bylaws will be the certificate of incorporation and bylaws of the surviving corporation, until amended.

Background of the Merger

IES’ board of directors and management regularly evaluate strategies to improve returns on capital and generation of free cash flow in an effort to increase shareholder value. Among other such strategies, IES focuses on acquiring or investing in similar stand-alone platform companies based in North America or acquiring businesses that strategically fit within IES’ existing business segments. While IES may use acquisitions to build its presence in the electrical infrastructure industry, it also considers potential acquisitions in other industries. IES looks to acquisitions in other industries as a means of expanding into new end markets and diversifying its revenue and profit streams.

In evaluating potential acquisition candidates, the IES board of directors relies on a set of focused investment criteria, which include, among other characteristics:

•	significant market share in niche industries and low technological and/or product obsolescence risk;

•	proven management with a willingness to continue post-acquisition;

•	established market position and sustainable advantage;

•	high returns on invested capital; and

•	strong cash flow characteristics.

In addition to the above characteristics, the board of directors and management of IES place particular emphasis on identifying and acquiring businesses that will not inhibit the value of IES’ significant net operating loss carry forwards (“NOLs”). IES has experienced substantial operating losses, and under the Internal Revenue Code of 1986, as amended (the “Code”), and rules promulgated by the Internal Revenue Service, IES may “carry forward” these losses in certain circumstances to offset any current and future earnings and, thus, reduce its federal income tax liability, subject to certain requirements and restrictions. As of September 30, 2012, IES had approximately $452 million of federal NOLs that are available to use to offset taxable income, inclusive of NOLs from the amortization of additional tax goodwill, and approximately $313 million of federal NOLs that are available to use to offset taxable income, exclusive of NOLs from the amortization of additional tax goodwill.

The MISCOR board of directors has, over the years, engaged with MISCOR’s senior management in considering various strategic transactions in light of MISCOR’s performance and prospects and to maximize value in light of competitive, economic, and other developments. These discussions have, from time to time, developed into negotiations with third parties regarding potential business combinations.

In 2010, MISCOR divested three of its five subsidiaries. MISCOR sold its Construction and Engineering Services subsidiaries Martell Electric and Ideal in February to MISCOR’s founder and Chairman of the MISCOR board of directors, John Martell and his wife, Bonnie Martell. The next month, MISCOR completed the sale of its subsidiary American Motive Power, Inc. In each of these transactions, Western Reserve participated as financial advisor to MISCOR. MISCOR also explored the sale of HKEC until deciding in December 2011 to no longer list HKEC as held for sale.

Upon his appointment as interim Chief Executive Officer of IES on June 30, 2011, James Lindstrom, who was also then serving as Chairman of the IES board of directors, began evaluating opportunities for potential profit improvement. Mr. Lindstrom and members of IES management identified acquisitions as a means to add diversified revenue and profit streams to mitigate IES’ exposure to the cyclicality of the construction industry. While they determined that IES’ acquisition capabilities were limited by its market capitalization, availability of cash and debt financing and ongoing internal operational challenges at the time, IES pursued opportunities to acquire businesses subject to these constraints.

During the summer of 2011, Mr. Lindstrom identified MISCOR as an acquisition target that could be potentially acquired within IES’ financial capabilities and also provide additional profitability. From 2006 until October 2011, Mr. Lindstrom was an employee of Tontine Associates, L.L.C. (“TA”), an affiliate of Tontine, and in such capacity had followed several companies in, and had become extremely familiar with, the electrical services industry. One such company with which Mr. Lindstrom had particular familiarity was MISCOR, a portfolio holding of Tontine. Pursuant to the agreements by which Tontine initially acquired its ownership interests in MISCOR, MISCOR granted Tontine board observer rights with respect to meetings of the MISCOR board of directors. While Mr. Lindstrom was at TA, he regularly attended these meetings, on behalf of Tontine.

Mr. Lindstrom considered MISCOR to be an attractive acquisition target due to its focus on industrial electromechanical services as well as its size, financial performance, profitability and potential synergies. Mr. Lindstrom also viewed MISCOR as an attractive target because of its relatively low market capitalization, which would allow IES to acquire MISCOR using its limited financial resources.

In light of these considerations, in July of 2011, Mr. Lindstrom contacted Mr. Martell to informally discuss the companies, their potential synergies and the benefits that a business combination could provide both companies and their stockholders. At the conclusion of the call, Messrs. Lindstrom and Martell agreed that the companies should enter into a confidentiality agreement after which further discussions regarding a potential transaction could be conducted.

On July 14, 2011, IES and MISCOR executed a confidentiality agreement (the “Initial Confidentiality Agreement”), pursuant to which the companies agreed to share the information necessary to evaluate a potential transaction. Later that day, representatives of IES’ and MISCOR’s management teams gathered telephonically to engage in introductory discussions regarding the companies and explore potential synergies.

Following the July 2011 execution of the Initial Confidentiality Agreement, Mr. Lindstrom determined that he should no longer attend meetings of the MISCOR board of directors on behalf of Tontine. The final meeting that Mr. Lindstrom attended on behalf of Tontine was held in August 2011. The meeting, which Mr. Lindstrom attended telephonically, had no agenda items related to, and during the meeting the MISCOR board of directors did not engage in any discussions regarding, the potential transaction between IES and MISCOR or any other strategic considerations regarding a potential sale of MISCOR.

On July 27, 2011, Mr. Lindstrom, along with William Fiedler and Terry Freeman, who were then-serving as IES’ General Counsel and Chief Financial Officer, respectively, presented to the IES board of directors in a special telephonic board meeting an overview of the background and business of MISCOR as well as summary information regarding a potential investment in or other business relationship with MISCOR, including a potential acquisition of MISCOR. The board also discussed the process of considering, funding and structuring a potential transaction with MISCOR. Following this discussion, the IES board of directors authorized Mr. Lindstrom and John E. Welsh III, an independent member of the IES board of directors, to continue discussions with MISCOR to ascertain whether it was an appropriate time to consider a potential transaction and whether such a transaction could potentially be structured so as to be mutually beneficial to IES and its stockholders, on the one hand, and MISCOR and its shareholders, on the other hand. The IES board of directors also determined that, in light of Mr. Lindstrom’s employment with Tontine and its ownership interest in both IES and MISCOR, a lead director should be appointed to lead future board meetings concerning the potential transaction. Mr. Welsh was then appointed to serve as lead director.

On or about July 29, 2011, Mr. Lindstrom, on behalf of IES, and Mr. Martell, on behalf of MISCOR, spoke by telephone and informally discussed IES’ potential interest in acquiring MISCOR at an enterprise value of approximately $16 million, which would yield approximately $0.50 per share of MISCOR common stock. On July 30, 2011, Mr. Martell consulted with representatives of Western Reserve regarding a market valuation of MISCOR. That same day, the MISCOR board of directors conducted a special meeting by telephone to inform the MISCOR board of directors about and discuss preliminarily IES’ expression of interest. After reviewing IES’ proposed terms and Western Reserve’s advice, the MISCOR board of directors authorized Mr. Martell to continue preliminary discussions with IES.

During August 2011, IES conducted further diligence on the potential transaction and prepared a preliminary financial analysis of the transaction, which supported a MISCOR enterprise value range of $16 million to $17.2 million, or $0.50 to $0.60 per share of MISCOR common stock.

On September 2, 2011, the IES board of directors held a special telephonic board meeting, with representatives of IES management in attendance, to review a draft of and to discuss certain matters related to a non-binding indication of interest (the “Initial Indication of Interest”), in which IES would propose to acquire MISCOR for an enterprise value of $16 million to $17.2 million, or $0.50 to $0.60 per share. Based on the financial analysis prepared by IES management, internal management projections, introductory discussions on July 14, 2011, MISCOR’s publicly available information and the information presented at the board’s July 27, 2011 meeting, the IES board of directors, with Mr. Lindstrom abstaining, approved the proposed transaction consideration set forth in the Initial Indication of Interest and authorized IES management to deliver the Initial Indication of Interest to the MISCOR board of directors.

On September 6, 2011, Mr. Fiedler, on behalf of IES, sent the Initial Indication of Interest to Michael Moore, Chief Executive Officer of MISCOR, and the MISCOR board of directors, as directed by the IES board of directors on September 2, 2011. Pursuant to the Initial Indication of Interest, IES proposed a business combination of IES and MISCOR with an aggregate equity value of $5.9 million to $7.1 million, or $0.50 to $0.60 per share (based upon 11,785,826 shares of MISCOR common stock then-issued and outstanding), and assuming debt outstanding of not more than $10.1 million, which implied a total enterprise value of $16 million to $17.2 million. At the midpoint of the range, the offer represented an 104% premium to MISCOR’s then-current stock price of $0.27 per share. IES proposed that the transaction be effected by a merger of a newly-created subsidiary of IES with MISCOR, with the surviving entity being a wholly-owned subsidiary of IES. IES also proposed that the merger consideration be paid in shares of IES common stock; however, it was noted that the IES board of directors was open to discussing adding a cash component to the merger consideration if it was of interest to the MISCOR board of directors.

On September 12, 2011, the MISCOR board of directors held a special telephonic meeting to review the Initial Indication of Interest. Following a discussion of the Initial Indication of Interest, the potential transaction with IES and the prospects for MISCOR as a stand-alone business, the MISCOR board of directors concluded that the offer should be declined, believing additional shareholder value could be created as MISCOR continued to execute its growth initiatives and pay down outstanding debt. Shortly thereafter, Mr. Martell informed Mr. Lindstrom that the MISCOR board of directors had rejected the proposal set forth in the Initial Indication of Interest as not sufficiently compelling to proceed with a transaction, and the discussions between IES and MISCOR were terminated.

On October 3, 2011, upon his appointment as IES’ Chief Executive Officer and President (having served in such capacities on an interim basis since June 2011), Mr. Lindstrom terminated his employment with TA, an affiliate of Tontine.

Between October 2011 and December 2011, Mr. Martell and Mr. Lindstrom spoke occasionally to discuss their respective company’s operations and financial performance. As a result of MISCOR’s significant restructuring, changes in senior leadership and refocused strategic plan, the three months ended September 30, 2011, marked MISCOR’s third consecutive quarter of profitability after nine consecutive quarters of operating losses.

As MISCOR’s stock price and financial performance improved, IES management continued to evaluate the benefits and terms of a potential business combination with MISCOR. As a result of this evaluation, following the substantial completion by IES of its fiscal year end reporting and proxy process, Mr. Lindstrom, on behalf of IES, called Mr. Martell on or about January 3, 2012, to express IES’ renewed interest in exploring a potential business combination with MISCOR. Mr. Martell was receptive to reopening discussions regarding a potential transaction, and shortly thereafter, the companies again began to engage in discussions and exchange information under the Initial Confidentiality Agreement.

On February 8, 2012, IES retained Periculum Capital Company, LLC (“Periculum”), an independent third-party financial advisor and FINRA registered broker dealer, to provide financial analysis and advisory services with respect to a potential transaction between IES and MISCOR. As Periculum had recently acted as refinancing advisor to IES in connection with an amendment to IES’ revolving credit facility, and as such was already familiar with IES’ operational and financial status and prospects, IES management believed that Periculum was well-positioned to advise IES with respect to a potential transaction with MISCOR.

On February 9, 2012, following a regularly scheduled meeting, the IES board of directors convened, with no members of IES management other than Mr. Lindstrom present, to discuss and consider additional information and financial analysis developed by IES management with respect to MISCOR and a potential business combination. During the meeting, the IES board of directors considered the perceived increase in MISCOR’s value as a result of the improvements in MISCOR’s financial performance and its decreased leverage. In particular, the IES board of directors considered MISCOR’s improved business results and the fact that MISCOR’s debt had decreased by over $1.1 million in the five months following IES’ Initial Indication of Interest. Based on the information presented, the IES board of directors discussed and were informed that IES management intended to send MISCOR a second non-binding indication of interest with revised terms, including an increase in the offered consideration.

On February 28, 2012, Mr. Lindstrom, on behalf of IES, sent a second indication of interest (the “Second Indication of Interest”) to Mr. Martell. Pursuant to the Second Indication of Interest, IES proposed a transaction with an aggregate equity value of $9.4 million to $10.6 million, or $0.80 to $0.90 per share (based upon 11,785,826 shares of MISCOR common stock then-issued and outstanding), and assuming debt outstanding of not more than $8.5 million, which implied a total enterprise value of $17.9 million to $19.1 million. At the midpoint of the range, the offer represented a 143% premium to MISCOR’s then-current stock price of $0.35 per share. IES proposed that the merger consideration be paid as a combination of shares of IES common stock and cash and, subject to certain tax considerations, anticipated offering each MISCOR shareholder the opportunity to elect the percentage of its consideration to be received in each form. IES also noted that, following the transaction, it anticipated using a combination of internal funds and new financing to pay off MISCOR’s outstanding debt. In addition, IES requested that the parties enter into a 90-day exclusive-dealing arrangement to provide the time necessary to undertake due diligence and work toward a mutually acceptable definitive agreement.

Shortly thereafter, in early March 2012, Mr. Martell, on behalf of MISCOR, contacted Mr. Lindstrom to express interest in IES’ revised offer and to schedule a meeting to discuss a possible transaction between the companies.

On March 13, 2012, Mr. Martell, Mr. Moore, Mr. Lindstrom, representatives of management of both MISCOR and IES, including Robert Lewey, IES’ recently-appointed Chief Financial Officer, and representatives of Periculum and Western Reserve, financial advisors to IES and MISCOR, respectively, met at MISCOR’s offices in Massillon, Ohio to discuss their respective companies, their respective financial performance and possible synergies, the potential transaction and the proposal set forth in the Second Indication of Interest. During this visit, IES was also given the opportunity to tour MISCOR’s facilities and learn more about its operations. Following the March 13, 2012 meeting, Mr. Lindstrom and representatives of MISCOR’s management spoke by telephone on several occasions regarding additional information that IES would need to review in order to fully evaluate MISCOR and a possible transaction between the companies.

In late March 2012, IES retained Crowe Horwath LLP, a third-party accounting and consulting firm, to assist in due diligence related to and financial analysis of MISCOR and the proposed transaction. Following the review of initial documents provided by MISCOR in response to IES’ requests, on April 11, 2012, representatives of IES provided MISCOR with a formal due diligence request list and a preliminary timeline for a possible transaction. Soon thereafter, MISCOR began providing IES with the additional requested documentation and information, and IES management continued its diligence of MISCOR.

Shortly thereafter, on April 3, 2012, MISCOR executed an engagement letter with Western Reserve providing that Western Reserve would advise the MISCOR board of directors on the financial aspects of the potential transaction. Due to Western Reserve’s involvement in the exploration of the transaction at an earlier date, MISCOR’s directors felt the firm was well-suited to advising the company.

On May 3, 2012, Mr. Lindstrom and IES directors David Gendell and Donald Luke traveled to MISCOR’s offices in Massillon, Ohio to meet with members of MISCOR’s management and further discuss the companies and a possible business combination between IES and MISCOR.

On May 8, 2012, during a regularly scheduled meeting, the IES board of directors discussed matters related to management’s due diligence findings to date. During the meeting, IES management also presented the IES board of directors with management’s revised financial analyses, updated to reflect continued improvements in MISCOR’s financial performance and information gathered by IES management in its due diligence. After reviewing the revised financial analyses, and having the opportunity to ask questions of and engage in a discussion with management regarding the information provided, the IES board of directors discussed the proposed transaction structure and price and considered the merits of revising the non-binding offer made to MISCOR in the Second Indication of Interest. Based on the information gathered and reviewed to date, the IES board of directors determined that a third non-binding indication of interest, with an enterprise value of $18.2 million, or $0.90 per share, should be sent to MISCOR (the “Third Indication of Interest”). The IES board of directors also determined that pricing and structural terms would need to be established prior to conducting additional diligence.

Prior to adjournment of the meeting, the IES board of directors discussed potential governance measures related to the board’s consideration of the proposed transaction, including, specifically, whether a special committee should be appointed to review all information regarding, and make a recommendation to the full board with respect to, the proposed transaction. Following discussion, the IES board of directors determined to forego the formation of a special committee. In lieu of forming a special committee, each of Mr. Lindstrom, based on his prior employment with Tontine, and Mr. Gendell, based on his current employment with Tontine and his familial relationship with Jeffrey Gendell, founder and managing member of Tontine, determined that he would abstain from voting on matters related to any proposed transaction with MISCOR. Notwithstanding that determination, the IES board of directors concluded that Mr. Lindstrom’s prior business relationship with Tontine should not preclude him from participating in board discussions and, as IES’ Chief Executive Officer and President, negotiations with MISCOR regarding the proposed transaction. However, in light of Mr. Gendell’s current relationships with Tontine, the IES board of directors determined that it would be best for the record if Mr. Gendell recused himself from future board discussions and deliberations involving MISCOR and the proposed transaction; provided that Mr. Gendell would be permitted to attend, but would recuse himself immediately following, any presentations by IES’ management and outside advisors with respect to the proposed transaction.

From time to time during IES’ and MISCOR’s evaluation of the potential business combination, certain members of both the IES and MISCOR management teams and boards of directors spoke with Jeffrey Gendell, who, as the managing member of the Tontine funds, is deemed to be the beneficial owner of Tontine’s holdings in IES and MISCOR, regarding the potential benefits to be derived from the proposed transaction and structural considerations of a potential transaction, such as a voting agreement, shareholder protections and financing structures. During these discussions, all parties supported IES’ and MISCOR’s efforts to conduct an arm’s length evaluation of each other and the proposed transaction. All parties consistently expressed a view that any potential transaction should be in the best interests of all shareholders. For additional information regarding IES’ and MISCOR’s respective relationships with Tontine, please see “—Relationship with Tontine” beginning on page     .

On May 9, 2012, Mr. Lindstrom, on behalf of IES, sent to Mr. Martell the Third Indication of Interest, reflecting IES’ proposal to acquire MISCOR for $0.90 per share, based, in part, on MISCOR’s balance sheet as of March 31, 2012, and the projections provided to the IES board of directors on December 30, 2011. The offer represented a 43% premium to MISCOR’s then-current stock price of $0.63 per share. Pursuant to the proposal, MISCOR’s aggregate equity value and the amount of consideration per share of MISCOR common stock would be determined at the latest practicable time prior to the signing of a definitive agreement, and the merger consideration would be payable in cash, shares of IES common stock, or a mixture of both, at the election of each MISCOR shareholder, with no cap on the amount of cash payable in connection with the transaction. Pursuant to the Third Indication of Interest, IES’ execution of a definitive transaction agreement would be conditioned on each of MISCOR’s major shareholders, directors and executive officers, including Tontine, entering into voting agreements, pursuant to which such shareholders and insiders would agree to support the proposed transaction and vote their shares of MISCOR common stock in favor of the transaction at the MISCOR Meeting. The Third Indication of Interest also contained certain additional terms, including provisions related to confidentiality and exclusivity.

On May 9, 2012, MISCOR held its Annual Meeting, after which the MISCOR board of directors held a meeting to briefly discuss the IES proposal and the role of Western Reserve in assisting the MISCOR board of directors with evaluation of the proposal. Later that same day, Mr. Martell and Mr. Moore held a conference call with MISCOR’s counsel and financial advisors to discuss IES’ Third Indication of Interest. On May 10, 2012, the MISCOR board of directors conducted another telephonic board meeting to discuss and authorize Western Reserve to speak with Periculum regarding a possible counter-proposal with a valuation for MISCOR based on enterprise value rather than price per share. Thereafter, on May 10, 2012, in response to IES’ Third Indication of Interest, Western Reserve, on behalf of MISCOR, contacted Periculum to relay that the MISCOR board of directors was seeking a total enterprise value of $20.5 million, or $1.10 per share.

On May 11, 2012, on behalf of the IES board of directors, Periculum contacted Western Reserve to convey that the IES board of directors could not support a transaction at the price proposed by the MISCOR board of directors in its counteroffer of May 10, 2012, which represented a 75% premium to the then-current market value of MISCOR’s common stock.

On May 15, 2012, the MISCOR board of directors held a special telephonic meeting to renew its discussions regarding the proposed transaction with IES and to instruct Western Reserve as to its revised counteroffer. Following the meeting, Western Reserve, on behalf of MISCOR, advised IES that MISCOR had revised its counteroffer to an enterprise value of $19.5 million, or approximately $1.00 per share, which represented a 33% premium to the then-current market value of MISCOR’s common stock.

On May 21, 2012, the MISCOR board of directors conducted a conference call with MISCOR’s counsel and financial advisors to discuss further the proposal set forth in IES’ Third Indication of Interest. Thereafter, on May 23, 2012, Western Reserve, on behalf of MISCOR, submitted to Periculum, on behalf of IES, a revised draft of IES’ Third Indication of Interest (the “MISCOR Response”), reflecting the $19.5 million enterprise value previously relayed to IES, with price-per-share to be calculated by subtracting MISCOR’s projected total debt on the day of closing from the enterprise value and dividing the remainder by the total number of outstanding shares.

On May 24, 2012, Western Reserve and James Lewis, former MISCOR General Counsel and current partner with Tuesley Hall Konopa LLP, legal advisor to MISCOR, participated in a conference call with Periculum and

Andrews Kurth LLP, legal advisor to IES, to discuss the MISCOR Response and counterproposal and certain legal and logistical matters related thereto. The following day, Mr. Martell, on behalf of MISCOR, and Mr. Lindstrom, on behalf of IES, together with their respective legal and financial advisors, participated in a conference call to discuss the MISCOR Response and various matters related thereto.

On May 30, 2012, the IES board of directors held a special telephonic meeting, with Periculum and Andrews Kurth in attendance, to review and discuss management’s updated due diligence findings, the MISCOR Response, MISCOR’s year-to-date performance, Periculum’s revised financial analyses, and the anticipated timeline of the proposed transaction with MISCOR. The IES board of directors also continued its prior discussion of potential governance measures, such as the formation of a special committee, to be taken in connection with the proposed transaction. The board of directors affirmed the decisions made during the May 8, 2012 board meeting regarding the roles of Messrs. Lindstrom and Gendell and the formation of a special committee. Following this discussion, and in accordance with this decision, Mr. Gendell recused himself from the meeting to allow the board to continue its discussion regarding the proposed transaction. Thereafter, in light of the MISCOR Response, and after reviewing management’s and Periculum’s revised financial analyses, and having the opportunity to ask questions of and engage in a discussion with management and Periculum regarding their updated analyses, the IES board of directors discussed revising the Third Indication of Interest to increase its proposed consideration for MISCOR. Based on the information gathered and reviewed to date, the IES board of directors, with Messrs. Lindstrom and Gendell abstaining (the members of the IES board of directors, other than Messrs. Lindstrom and Gendell, being referred to herein as the “disinterested members”), determined that a revised Third Indication of Interest (the “Revised Third Indication of Interest”) should be sent to MISCOR proposing an enterprise value of $19.5 million. Prior to concluding the meeting, the IES board of directors discussed the importance of obtaining a fairness opinion and the process of selecting a fairness opinion provider. After discussion, the IES board of directors, with Messrs. Lindstrom and Gendell abstaining, authorized IES management to engage Houlihan Lokey, Inc. (“Houlihan”), an independent third-party financial advisor, to prepare and provide the IES board of directors an opinion as to the fairness to IES and its stockholders of the consideration to be paid to MISCOR shareholders in the proposed transaction.

On May 30, 2012, Mr. Lindstrom, on behalf of IES, sent the Revised Third Indication of Interest to Mr. Martell, pursuant to which IES proposed to proceed with discussions based on a total enterprise value of $19.5 million, or approximately $1.00 per share, which represented an 11% premium to MISCOR’s then-current stock price of $0.90 per share. All other material terms of the Third Indication of Interest remained unchanged.

On May 31, 2012, the MISCOR board of directors held a special meeting, including counsel and financial advisors, to discuss and consider the Revised Third Indication of Interest. During this meeting, counsel advised the MISCOR board of directors on its fiduciary duties with respect to shareholders, employees, customers, and other stakeholders in the company when evaluating a potential sale of the business under Indiana law. Under Indiana law, a director may, in considering the best interests of the corporation, consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, and communities in which officers or other facilities of the corporation are located, and any other factors the director considers pertinent. The MISCOR board of directors evaluated the Revised Third Indication of Interest and voted to approve its execution and moving forward with due diligence.

On June 4, 2012, Andrews Kurth, at the request and on behalf of IES, sent Tuesley Hall Konopa a first draft of a definitive merger agreement reflecting the proposed merger of MISCOR with and into a to-be-formed subsidiary of IES, with the subsidiary surviving the merger as a wholly-owned subsidiary of IES.

On June 5, 2012, Western Reserve, on behalf of MISCOR, sent to IES and Periculum a formal due diligence request outlining certain information that MISCOR would need to review in order to conduct appropriate due diligence on IES.

On June 7, 2012, Mr. Martell and Mr. Moore, along with Marc Valentin, MISCOR’s Chief Accounting Officer, and James DePew, MISCOR’s Corporate Secretary and Director of Quality and H.S.E., met with Mr. Lindstrom and certain members of IES management at IES’ office in Houston, Texas, to conduct diligence on IES and discuss the proposed transaction and the benefits of a potential combination.

On June 14, 2012, IES retained Houlihan to prepare and provide the IES board of directors an opinion as to the fairness to IES and its stockholders of the consideration to be paid to MISCOR shareholders in the proposed transaction. Also on June 14, 2012, the MISCOR board of directors reviewed and suggested changes to a draft revision of the merger agreement through a series of emails.

On June 19, 2012, the MISCOR board of directors reviewed and approved a revised draft of the merger agreement, which Tuesley Hall Konopa, on behalf of MISCOR, sent to Andrews Kurth, on behalf of IES.

Between June 27, 2012 and July 17, 2012, Tuesley Hall Konopa and Andrews Kurth exchanged several drafts of the merger agreement, through which the firms negotiated, on behalf of MISCOR and IES, respectively, matters such as the price per share to be paid to MISCOR shareholders and the concept of a transaction value based upon enterprise value, the length and mechanics of a MISCOR “go shop” provision, the amount and structure of termination fees, and the need for and mechanics of minority stockholder approval provisions for both IES and MISCOR.

On June 29, 2012, MISCOR retained Ulmer & Berne LLP (“Ulmer & Berne”) to advise the company on federal securities law requirements.

On July 19, 2012, representatives of IES and MISCOR, along with representatives from Andrews Kurth, Tuesley Hall Konopa, Western Reserve and Periculum, participated in a conference call to discuss certain material unresolved terms of the merger agreement, including the structure of the consideration to be paid to MISCOR shareholders and the amount of termination fees. However, ultimately, the call concluded without the parties reaching agreement on any of matters discussed.

On July 21, 2012, the MISCOR board of directors conducted a telephonic meeting, including counsel from Tuesley Hall Konopa and advisors from Western Reserve, to discuss and consider open issues with respect to the proposed merger agreement, including consideration, solicitation, majority-of-the-minority approval, and the termination fee. With respect to price-per-share, Western Reserve advised the MISCOR board of directors that a price of $1.12 per share was the minimum price that would be fair and appropriate given recent developments; the MISCOR board of directors resolved to propose a final offer of $1.12 per share with a 25% collar, a $650,000 termination fee, and other terms.

On July 23, 2012, Mr. Lindstrom, on behalf of IES, called Mr. Moore to discuss the companies’ impasse regarding the price per share to be paid to MISCOR shareholders and termination fees. Messrs. Lindstrom and Moore discussed the potential for increasing the price per share to $1.12 but, in exchange, removing the collar from the share exchange ratio.

On July 26, 2012, Mr. Lindstrom and Mr. Martell discussed by telephone certain features of the current proposal. Also on July 26, 2012, members of the MISCOR board of directors exchanged e-mails on the merits of the latest proposal, especially the need for a collar with respect to the share exchange ratio, and issues regarding termination fee tiers.

On July 27, 2012, the IES board of directors, other than Mr. Gendell, held a special telephonic meeting during which it discussed certain matters related to the proposed transaction, including the draft merger agreement and a potential voting agreement between IES and Tontine, in which Tontine would commit to voting in favor of the transaction in order to ensure that IES and MISCOR would receive the stockholder approvals necessary to effect the transaction.

On July 27, 2012, MISCOR’s stock price increased to $1.80 per share and then declined to $1.20 per share on total volume of 9,860 shares. The MISCOR board of directors conducted a meeting by conference call, including counsel from Tuesley Hall Konopa and advisors from Western Reserve. The MISCOR board of directors agreed that even though fairness of the transaction should be viewed with respect to 60- or 90-day trading averages, in light of the market moves it would be necessary to wait several days to observe where MISCOR’s stock price settled. Following the MISCOR board meeting, Mr. Martell called Mr. Lindstrom and advised him that, in light of recent fluctuations in the market price of MISCOR common stock, the MISCOR board of directors believed it would be necessary to postpone further discussions for a few days while the market for MISCOR’s stock stabilized. Mr. Lindstrom advised Mr. Martell that the IES board of directors was prepared to terminate discussions unless MISCOR delivered a firm counter-offer before July 30, 2012.

On July 28, 2012, the MISCOR board of directors conducted another conference call, including counsel and financial advisors. After discussion of all open issues, the MISCOR board of directors agreed to extend a proposal to IES based on the terms approved by the MISCOR board of directors at the July 27, 2012 board meeting plus an additional requirement that IES agree to indemnify the MISCOR board of directors and MISCOR’s executive officers regarding any challenge to the corporate action.

On July 29, 2012, Western Reserve, on behalf of the MISCOR board of directors, contacted Periculum to relay the material terms of MISCOR’s revised proposal, which included increasing the price per share to $1.12 but, in exchange, removing the collar from the share exchange ratio. During the call, Western Reserve also informed Periculum that the MISCOR board of directors would require indemnification from IES in connection with the transaction.

On July 30, 2012, Mr. Lindstrom, Mr. Martell, and representatives of Andrews Kurth, Tuesley, Hall & Konopa, Periculum, and Western Reserve participated in a conference call. During the conference call, Andrews Kurth, on behalf of IES, informed MISCOR that IES would not agree to the requested indemnification.

On July 31, 2012, the MISCOR board of directors conducted a special meeting by conference call, including counsel and financial advisors. Mr. Martell advised that MISCOR and IES were at an impasse, and while IES management was amenable to MISCOR’s other proposed terms, it could not recommend to the IES board of directors acceptance of the MISCOR board of director’s request for indemnification. The MISCOR board of directors agreed to put the transaction on hold and move forward with filing MISCOR’s quarterly report on Form 10-Q with the plan that, once the stock price settled down after release of the Form 10-Q, the MISCOR board of directors would revisit the willingness of MISCOR to proceed.

At the end of July 2012, IES management again considered the possibility of entering into voting agreements with IES’ significant stockholders. After further consideration and discussion, IES management determined that such voting agreements would not be in the best interest of IES or its stockholders.

In early August 2012, Western Reserve contacted Periculum regarding certain other strategic buyers that were, according to Western Reserve, interested in MISCOR. However, no particular details were provided, and after learning of the information, the IES board of directors determined not to make any changes to its most recent offer price of $1.12 per MISCOR share.

On August 15, 2012, Mr. Lindstrom and Mr. Martell spoke by telephone. Mr. Lindstrom advised Mr. Martell that IES was preparing to send a letter terminating discussions with MISCOR regarding the proposed transaction. However, in hopes of reaching agreement on certain principal terms, Mr. Lindstrom requested that MISCOR provide a final revised draft of the merger agreement reflecting the minimum terms that MISCOR would be willing to accept.

On August 17, 2012, the MISCOR board of directors conducted a conference call, including counsel and financial advisors, to discuss the pricing of the deal and other terms. Thereafter, via conference call, Western

Reserve, on behalf of MISCOR, communicated the terms of a revised offer to Periculum. At Periculum’s request, on August 21, 2012, representatives of Tuesley Hall Konopa sent Andrews Kurth a revised draft of the merger agreement, which reflected a price per share of $1.30, no collar on the exchange ratio, a 30-day “go shop” period, approval of a majority of the minority of MISCOR shareholders, and a three-tiered termination fee ranging from $400,000 to $800,000, depending on the reason for termination.

On August 22, 2012, following a review of and discussions by the IES board of directors, other than Mr. Gendell, regarding the terms of MISCOR’s revised proposal, representatives of Andrews Kurth sent Tuesley Hall Konopa a revised draft of the merger agreement with a blank price term to represent continuing discussions regarding price, but otherwise accepting MISCOR’s proposed changes, including the conditions that a majority of the minority stockholders of MISCOR and IES not vote against the merger agreement and the issuance of shares of IES common stock in the merger, respectively.

Later in the day on August 22, 2012, after having the opportunity to review IES’ revised draft of the merger agreement, representatives of IES’ and MISCOR’s respective management teams held a telephonic conference call to discuss MISCOR’s interim performance and forecast for the remainder of 2012. During the call, Mr. Martell, on behalf of MISCOR, informed IES that the MISCOR board of directors would not be willing to accept any offer less than $1.30 per share without a collar, which represented an 8% premium to the then-current market value of MISCOR’s common stock of $1.20, or $1.25 per share with a collar, which represented a 4% premium to the then-current market value of MISCOR’s common stock. Hours later, Mr. Lindstrom, on behalf of IES, sent a Notice of Termination of the Interim Letter Agreement to Mr. Martell via email terminating discussions between the parties due to MISCOR’s increased consideration expectations and improving investment alternatives for IES.

Following termination of discussions between IES and MISCOR, the IES board of directors also determined that it would no longer require Houlihan Lokey’s services with respect to the proposed fairness opinion. As such, IES and Houlihan terminated their engagement with respect to the MISCOR transaction shortly thereafter.

On August 29, 2012, at its regularly scheduled quarterly meeting, the MISCOR board of directors reviewed the termination of the IES transaction, considered whether to pursue other strategic alternatives, and decided to focus instead on improving operating results.

From September through December 2012, Mr. Martell and Mr. Lindstrom spoke periodically over the phone to discuss changes in the electrical industry and their respective companies. During one such call, on November 21, 2012, Mr. Martell suggested to Mr. Lindstrom that the MISCOR board of directors might be willing to restart negotiations based on a $26 million enterprise value. However, Mr. Lindstrom elected not to formally respond to the offer based on his concerns that the requested consideration was not reflective of MISCOR’s value.

On December 6, 2012, during a regularly scheduled meeting, the IES board of directors, other than Mr. Gendell, discussed MISCOR’s interest in resuming discussions regarding a potential acquisition and Mr. Lindstrom provided an update to the board on his recent discussions with Mr. Martell regarding the same. After noting that discussions with MISCOR were preliminary, including the timing and pricing of a potential transaction, Mr. Lindstrom briefly reviewed MISCOR’s recent operating performance with the board. Thereafter, Mr. Gendell joined the meeting, and the IES board of directors discussed other potential acquisition opportunities.

On December 18, 2012, in pursuit of elevated corporate goveranance standards, the MISCOR board of directors conducted a special meeting to discuss potential protective measures to be taken by the MISCOR board of directors in connection with its consideration of a potential transaction with IES. Due to certain factors, including Tontine’s common ownership of MISCOR and IES, Mr. Martell’s significant ownership in MISCOR, and Mr. Moore’s dual capacity as a director and Chief Executive Officer and President, the MISCOR board of directors decided to form a special committee (the “Special Committee”), consisting of the board’s two independent directors, William J. Schmuhl, Jr. and Michael Topa, with Mr. Schmuhl as Chair, to evaluate strategic alternatives, including renewing discussions with IES. The Special Committee was granted the authority to negotiate the terms of the merger agreement, to recommend for or against MISCOR approving the merger agreement and entering into the merger, and to explore alternative transactions. The MISCOR board of directors formed the Special Committee to ensure the independent review of the merger agreement and the transactions related to the merger. Pursuant to the authority delegated to the Special Committee by the MISCOR board of directors, the Special Committee, in consultation with MISCOR’s management and its financial and legal advisors, thereafter conducted MISCOR’s negotiation of the merger agreement, on behalf of MISCOR, and oversaw MISCOR’s due diligence and solicitation processes.

During December 2012, each of Mr. Martell and Mr. Lindstrom continued to evaluate the long-term value of a transaction between IES and MISCOR. On or around December 31, 2012, Mr. Lindstrom and Mr. Martell engaged in another discussion regarding a possible business combination between IES and MISCOR and affirmed each other’s interest in continuing discussions without reference to the specific timing or pricing of a potential transaction.

On February 5, 2013, at a regularly scheduled meeting, the IES board of directors discussed a number of strategic options for growth for IES, including potential alternative acquisitions. Shortly thereafter, Messrs. Lindstrom and Martell spoke briefly about the possibility of resuming discussions on a potential transaction and again affirmed their mutual interest in continuing discussions, without reference to the specific timing or pricing of a potential transaction.

On February 21, 2013, Mr. Schmuhl, in his capacity as Chair of the MISCOR Special Committee, sent Mr. Lindstrom an email to inform him of the formation of the MISCOR Special Committee to evaluate the potential transaction with IES and that Mr. Schmuhl was serving as Chair of the Special Committee. The email also indicated, among other things, that MISCOR would be willing to proceed with a business combination at an enterprise value of $26 million, which, based on MISCOR’s debt outstanding as of December 31, 2012 of $7.2 million, represented an offer price per share of $1.61, or a 24% premium to the then-current market value of MISCOR’s common stock of $1.30.

On or around February 22, 2013, Mr. Lindstrom informed Mr. Schmuhl that he could not recommend to IES’ board of directors a business combination with MISCOR at an enterprise value of $26 million, particularly in view of MISCOR’s recent financial performance against its budget. Mr. Lindstrom then informed Mr. Schmuhl that, based on his review of MISCOR’s most recent financial and operational data, he was willing to consider recommending to the IES board of directors a transaction at an enterprise value in the range of $23 million to $24 million.

On February 24, 2013, the MISCOR board of directors met to discuss the recent proposal and counter-proposal between the Special Committee and Mr. Lindstrom.

On February 25, 2013, Mr. Lindstrom and Mr. Schmuhl spoke telephonically. During the call, Mr. Schmuhl expressed the MISCOR board of director’s willingness to consider a transaction with, among other things, an enterprise value of $24 million and a 20% collar on the exchange ratio. Mr. Lindstrom conveyed his willingness to recommend a business combination at that value and on the terms discussed and committed to convene the IES board of directors for discussion. Thereafter, on February 25, 2013, Mr. Schmuhl, on behalf of the Special Committee, requested that Tuesley Hall Konopa begin preparing a revised draft of the merger agreement to reflect the terms of the tentative agreement. Ulmer & Berne continued to advise MISCOR on the requirements of the federal securities laws. Mr. Schmuhl also discussed need for and preparation of a fairness opinion with MISCOR’s financial advisors.

On February 28, 2013, in light of the time that had elapsed since termination of the companies’ prior negotiations in August 2012, IES and MISCOR determined it was prudent to, and did, enter into a second confidentiality agreement, effective as of February 22, 2013, pursuant to which MISCOR began providing IES with the financial and operational information necessary to support its proposal. Also on February 28, 2013, Andrews Kurth and Tuesley Hall Konopa again began revising and exchanging drafts of the merger agreement, to reflect the revised transaction terms then under consideration by IES and MISCOR.

On March 1, 2013, Mr. Lindstrom convened a special meeting of the IES board of directors to discuss the revised terms of the proposed transaction and IES management’s recommendation to proceed with transaction at an enterprise value of $24 million and a price per share to be calculated subject to MISCOR’s Net Debt. Assuming that MISCOR’s anticipated Net Debt at closing of the transaction would be between $6.5 million and $5.5 million, the offer price per share would be between $1.50 and $1.58, which would represent a 13% to 20% premium to the then-current market value of MISCOR’s common stock of $1.32 per share. During the meeting, IES management presented to the IES board of directors the results of due diligence conducted since the resumption of discussions with MISCOR in February 2013 and the risks and benefits of the potential transaction. Management also provided the IES board of directors with an updated financial analysis of the transaction. The IES board of directors, other than Mr. Gendell, discussed the items presented and determined that management should continue discussions with MISCOR regarding a potential transaction. In addition, the board again discussed the importance and benefits of obtaining a fairness opinion in connection with the proposed transaction and reviewed with IES management several potential fairness opinion providers, including Stifel, an independent third-party financial advisor. With Messrs. Lindstrom and Gendell abstaining, the IES board of directors delegated to IES management the authority to engage one of the investment banks discussed to prepare a fairness opinion in connection with the proposed transaction. Based on the IES board of directors’ directive, on March 7, 2013, IES management engaged Stifel, on behalf of the IES board of directors, to prepare the fairness opinion in connection with the proposed transaction. Stifel was selected because of its experience and reputation with transactions of this nature and transactions in MISCOR’s industry more specifically. As directed by the IES board of directors, Stifel’s engagement was limited to providing an opinion as to the fairness, from a financial point of view, to IES of the consideration to be paid to MISCOR shareholders in connection with the merger. The IES board of directors did not request that Stifel, and Stifel did not, explore alternatives to the merger, solicit the interest of any other parties in pursuing transactions with IES or consider the use of, or the impact of the merger on, IES’ NOLs.

Between March 1, 2013 and March 11, 2013, IES continued to conduct due diligence with respect to MISCOR and the proposed transaction, with particular focus on updating its internal financial analyses to reflect MISCOR’s latest interim financial information and revised forecasts. As part of these due diligence efforts, on March 6 and 7, 2013, members of IES management visited MISCOR’s offices in Massillon, Ohio to discuss MISCOR’s operating performance and to review the audit work papers prepared by BDO USA, LLP, MISCOR’s independent registered public accounting firm. During this period, IES also began providing Stifel with the documentation and information necessary to prepare its opinion. In addition, IES and MISCOR, through their respective legal counsels, continued to negotiate and revise the merger agreement and participate in conference calls with members of each companies’ respective management teams to gather additional information regarding MISCOR’s business and operations.

On March 8, 2013, during its regularly scheduled quarterly meeting, the MISCOR board of directors discussed the most recent version of the merger agreement.

On March 11, 2013, the IES board of directors attended a special telephonic meeting to discuss the proposed MISCOR transaction, the material terms of which included a total transaction value of $24 million and a price per share to be calculated subject to MISCOR’s Net Debt. At the meeting, Stifel formally presented its opinion to the IES board of directors and members of IES management that as of such date, the merger consideration to be paid by IES to holders of MISCOR common stock in the merger, pursuant to the merger agreement, was fair, from a financial point of view, to IES. Following Stifel’s presentation, the IES board of directors discussed and reviewed with Stifel the materials presented by Stifel and the financial analyses contained therein. Following a thorough evaluation of, and discussion with Stifel regarding, its opinion and the supplemental information provided, the IES board of directors, excluding Mr. Gendell (who excused himself from the meeting following Stifel’s presentation), discussed the proposed transaction structure and price and considered the conclusions and assumptions set forth in Stifel’s opinion. Based on the information reviewed and presented, the IES board of directors determined that a formal vote should be taken with respect to the proposed transaction. The IES board of directors, with Messrs. Lindstrom and Gendell abstaining, formally approved and recommended the merger agreement and the issuance of shares of IES common stock to MISCOR shareholders in connection with the proposed transaction in accordance with the formula set forth in the merger agreement.

On March 12, 2013, the MISCOR board of directors held a special telephonic meeting, including its legal advisors, Tuesley Hall Kanopa and Ulmer & Berne, and financial advisor, Western Reserve. Western Reserve presented its opinion that the Cash Consideration to be received by the shareholders of MISCOR (other than IES and its affiliates (including Tontine) pursuant to the proposed merger agreement is fair, from a financial perspective. The MISCOR board of directors also discussed other benefits of the transaction, and the Special Committee approved the transaction and recommended it for approval by the MISCOR board of directors, which approved it unanimously, with Mr. Martell abstaining. Prior to the vote, Mr. Martell had informed the MISCOR board of directors that he would abstain from the board of director’s vote in light of his significant ownership interest in MISCOR. Mr. Martell holds approximately 23.4% of the outstanding shares of MISCOR. Mr. Martell’s holdings were obtained in transactions exempt from registration from the Securities Act and are not subject to registration rights. Accordingly, the merger consideration, in the form of stock and/or cash, presents a liquidity event of particular value to Mr. Martell. For this reason, Mr. Martell chose to abstain from the vote on the merger.

On March 13, 2013, the parties signed the merger agreement, which reflected an enterprise value of approximately $24 million and a price per share that was then-estimated to be in the range of $1.48 to $1.57 per share, or an 18% to 26% premium to the then-current market value of MISCOR’s common stock of $1.25, but that, pursuant to the merger agreement, would not be less than $1.415 per share.

On March 13, 2013, following the issuance of a joint press release announcing IES’ and MISCOR’s execution of the merger agreement, MISCOR’s Special Committee, along with MISCOR’s management and counsel, participated in a conference call with Western Reserve regarding plans for their joint management of the “go shop” period. Following a joint effort by MISCOR and Western Reserve to identify parties, Western Reserve contacted 29 parties approved by the MISCOR board of directors to pursue solicitations of offers. On March 16, 2013, MISCOR’s Special Committee met telephonically and agreed that, after their execution of a confidentiality agreement, interested parties would receive a process letter and certain non-public information before their submission of a company acquisition proposal. The Special Committee would then review any proposal or indication of interest and determine whether it was appropriate to provide additional due diligence information. IES would be given access to any additional diligence information that MISCOR provided to other prospective buyers. Four parties signed confidentiality agreements and received the initial due diligence package.

On March 27, 2013, MISCOR’s Special Committee received from Western Reserve an indication of interest for the acquisition of MISCOR by a third party (the “Third Party Indication”). The next day, MISCOR’s Special Committee consulted with members of management and counsel and evaluated the Third Party Indication. In accordance with the terms of the merger agreement, MISCOR’s counsel also shared the Third Party Indication with counsel for IES. On March 29, 2013, MISCOR’s Special Committee held a conference call with counsel to discuss strategy for responding to the Third Party Indication. The Special Committee agreed to provide equal access to due diligence materials to the interested party, with the exception that some materials in the data room would need to be removed or redacted in light of competitive concerns because, unlike with IES, the interested party was a direct competitor of MISCOR’s Magnetech subsidiary. On April 8, 2013, the remaining interested party notified MISCOR through its financial advisor, Western Reserve, that it was not interested in further pursuing an acquisition of MISCOR. On April 13, 2013, the go-shop solicitation period expired, without any competing offers being received by MISCOR.

Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger

After careful consideration, at a special meeting held on March 12, 2013, the MISCOR Special Committee and the voting members of the MISCOR board of directors, upon recommendation by the MISCOR Special Committee, each unanimously determined that the merger agreement and the other transactions contemplated by the merger agreement were advisable and in the best interests of MISCOR and its shareholders and stakeholders, including employees, vendors and customers, approved the merger agreement, the merger and the transactions contemplated thereby and directed that the merger agreement be submitted for adoption by the MISCOR shareholders at the MISCOR Meeting. The MISCOR board of directors recommends that MISCOR shareholders vote FOR adoption of the merger agreement.

Terms of the Merger Agreement and Merger Consideration

In reaching its determination to approve and recommend the merger agreement for adoption by the MISCOR stockholders, the MISCOR Special Committee and board of directors consulted with management as well as Western Reserve, MISCOR’s financial advisor, and MISCOR’s legal counsel. In view of the wide variety of factors considered in connection with the merger, the MISCOR board of directors did not consider it practicable to assign relative weights to the specific material factors it considered in reaching its decision. In addition, individual members of the MISCOR board of directors may have given different weight to different factors. The MISCOR board of directors considered this information and these factors as a whole and, overall, considered the relevant information and factors to be favorable to, and in support of its recommendation.

The MISCOR board of directors considered the following factors as generally supporting its decision to recommend that MISCOR stockholders approve the adoption of the merger agreement:

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The Cash Consideration being paid to shareholders is based upon an assumed enterprise value, as defined in the merger agreement, of MISCOR of $24 million, less Net Debt, which represents the average over the thirty-day period ending on the Merger Consideration Determination Date of the sum of MISCOR’s funded debt and other debt, not including ordinary trade payables; divided by the number of shares of MISCOR common stock outstanding on the Merger Consideration Determination Date.

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As of April 19, 2013, MISCOR’s Net Debt (for the 30-day period ending on that date), was approximately $6.613 million. MISCOR estimates that its Net Debt as of the Merger Consideration Determination Date could range from $7.300 million to $5.500 million.

•	The terms of the merger agreement provide for a per share floor for the Cash Consideration of not less than $1.415 per share.

•	The merger agreement provides that up to 50% of the merger consideration may be paid in the form of cash.

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Subject to the Maximum Cash Amount and provided no MISCOR shareholder (other than Tontine) becomes a 5% or more holder of IES common stock as a result of the merger, there is no cap on the number of shares of IES common stock to be received by MISCOR shareholders in the transaction (subject to fractional share provisions).

•	The transaction is expected to be treated as a tax-free reorganization under the Code.

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The number of shares of IES common stock to be issued in the merger will be based, in part, on the volume-weighted average of the sale prices per share of IES common stock for the 60 consecutive trading days ending with the Merger Consideration Determination Date.

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The MISCOR board of directors has received the opinion of Western Reserve to the effect that, as of the date of such opinion, the minimum Cash Consideration of $1.415 per share to be received by the holders of MISCOR common stock (other than IES and its affiliates (including Tontine)) in the merger is fair, from a financial point of view, to such holders.

•	IES will apply to list the shares of IES common stock to be issued to MISCOR shareholders as Stock Consideration in the merger on NASDAQ.

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Inclusion of a “go shop” clause providing MISCOR the right to solicit, initiate or encourage the submission of a company acquisition proposal and to participate in discussions or negotiations regarding the same for a period of 31 days after execution of the merger agreement (or until April 13, 2013).

•	MISCOR restricted stock shall vest immediately prior to the effective time of the merger, and MISCOR stock options shall become fully exercisable.

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IES agreed to comply with the obligations of MISCOR following the effective time of the merger to indemnify its directors and officers in effect immediately prior to the effective time. IES further agreed that the organizational documents of the surviving corporation shall contain provisions with respect to indemnification that are at least as favorable to the indemnified parties as those contained in the MISCOR charter documents, as in effect on the date of execution of the merger agreement, which provisions shall not, for a period of six years from the effective time of the merger, be amended, repealed, or otherwise modified in a manner that would adversely affect the rights thereunder of individuals who, immediately prior to the effective time, were directors, officers, employees, or agents of MISCOR. Furthermore, the surviving corporation shall maintain MISCOR’s officers’ and directors’ liability insurance policies and fiduciary insurance policies in effect on March 13, 2013.

•	The absence of any material adverse effect and certain other changes at IES since September 30, 2012.

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The merger agreement provides for standard closing conditions, and aside from stockholder approval and filings with the SEC, it did not appear to contain any conditions to the closing of the merger that would be expected to result in a significant delay in completing the merger.

Strategic and Other Considerations

In addition to the factors listed above, the MISCOR board of directors considered the following strategic and other factors:

•	The adequacy of the merger consideration and the other value provided to MISCOR shareholders, which the MISCOR board of directors viewed as favorable, including:

•	the fully-diluted share value provided by the $1.415 minimum share price provides an approximate $16.7 million transaction equity value, and

•	an EBITDA multiple of 5.7x based on a last twelve months (LTM) February 2013 EBITDA.

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The transaction provides a liquidity event opportunity for both the MISCOR shareholders electing to receive Cash Consideration as well as those that elect to receive Stock Consideration, due to the liquidity of IES’ common stock.

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The importance of scale in the increasingly competitive market environments in which MISCOR operates, and the potential for the merger to enhance MISCOR’s ability to compete effectively in those environments, including by accelerating sales force efficiency and effectiveness, realizing savings on raw materials costs, and reducing administrative costs.

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The current and future landscape of the industries in which MISCOR and IES operate, and in light of the financial and competitive challenges facing these industries, the likelihood that the combined company would be better positioned to overcome these challenges if the expected strategic and financial benefits of the transaction were fully realized.

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The ongoing evaluation by the MISCOR board of directors of MISCOR’s standalone strategic plan, as well as the execution risks related to achieving the plan, compared to the risks and benefits of the merger. Based on the MISCOR board of directors’ consideration and evaluation of the benefits, risks and uncertainties associated with MISCOR’s standalone strategic plan, the MISCOR board of directors believes that the merger offers a unique and valuable strategic opportunity, which presents the best opportunity reasonably available at the current time for long-term value creation for MISCOR’s shareholders.

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The MISCOR board of directors’ view that the merger agreement and the transaction contemplated by the merger agreement were more favorable to MISCOR’s shareholders than the other strategic alternatives reasonably available to the MISCOR shareholders.

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While MISCOR and IES share a similar customer base, the different geographic density of the MISCOR and IES customers combined with the strength of IES’ customer base present potential growth opportunities for the combined corporation and for MISCOR’s business following the merger. These synergies provide potential for MISCOR to market its technology and skill sets more effectively to a broader group of customers.

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The MISCOR shareholders would own approximately 12.8% of the combined corporation (including the shares of IES common stock to be issued to Tontine in the merger, as reflected in the beneficial ownership table set forth in “Comparative Market Price and Dividend Data—Holders of IES Common Stock”), based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1, which assumptions will not be definitively determined until the Merger Consideration Determination Date, and assuming 15,105,846 shares of IES common stock outstanding immediately prior to the effective time of the merger. As a result, the MISCOR shareholders would benefit from the future performance of the combined corporation and the other strengths of the combined corporation.

•	The transaction provides a liquidity event opportunity for those MISCOR shareholders electing to receive Cash Consideration.

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The MISCOR board of director’s discussions with Tuesley Hall Konopa and Ulmer & Berne regarding the terms and conditions of the merger agreement and the fiduciary duties of the MISCOR board of directors in considering the merger.

•	The extensive efforts by MISCOR and its financial and legal advisors to negotiate the financial and other terms and conditions of the merger agreement.

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The financial and other terms and conditions of the merger agreement, as reviewed by the MISCOR board of directors, and the fact that such terms and conditions were the product of extensive arm’s-length negotiations between the parties.

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The fact that the merger agreement permits MISCOR to terminate the agreement in the event that the MISCOR board of directors (or any committee thereof) makes a company adverse recommendation change or company acquisition proposal recommendation or MISCOR enters into a company acquisition agreement, subject to certain terms and conditions, including compliance with the non-solicitation provisions of the agreement following expiration of the go-shop period on April 13, 2013.

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The fact that a vote of the MISCOR shareholders on the merger is required under Indiana law and that the MISCOR shareholders who do not vote in favor of the merger will have the right to dissent from the merger and to demand appraisal of the fair value of their shares under Indiana law.

•	The fact that IES’ common stock price had steadily risen from a 52-week low of $2.57 per share in June 2012 to $5.95 per share as of March 12, 2013.

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At their option, MISCOR shareholders can elect to receive either the Cash Consideration, which will not be less than $1.415 per share, the Stock Consideration, which will be calculated based on the Exchange Ratio, or a mix of the Cash Consideration and the Stock Consideration.

Risks and Challenges of the Merger

The MISCOR board of directors also considered the following potential risks related to the merger with IES, but concluded that the anticipated benefits from the merger with IES were likely to outweigh these risks:

•	fluctuations in the amount of MISCOR’s Net Debt and the value of IES common stock could reduce the merger consideration that MISCOR shareholders receive;

•	the cap on Cash Consideration may prevent MISCOR shareholders from receiving their preferred form of merger consideration;

•	the election process requires MISCOR shareholders to tender their shares of MISCOR common stock, which will temporarily reduce the liquidity of their investment;

•	the conditions precedent to the merger make the extent of its benefits to MISCOR shareholders, and the date on which MISCOR shareholders will receive their merger consideration, uncertain;

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MISCOR shareholders who receive shares of IES common stock as all or part of their merger consideration may have their rights as shareholders adversely affected by provisions of the DGCL and IES’ certificate of incorporation and bylaws;

•	the merger agreement limits MISCOR’s ability pursue alternative strategic transactions;

•	MISCOR will incur substantial transaction costs associated with the merger, even if the merger does not take place;

•	MISCOR’s directors and executive officers have incentives related to the merger that may cause their interests to differ from those of MISCOR shareholders;

•	IES may not be able to integrate MISCOR’s business as successfully as it expects or achieve the synergies and cost savings expected;

•	IES may not be able to retain MISCOR’s key employees or replace them with equally qualified individuals;

•	the market’s reaction to the merger could cause the price of IES common stock to decline, regardless of the results of IES’ efforts to integrate MISCOR’s business;

•	the price of IES common stock may fluctuate due to variables that either do not currently affect the price of MISCOR common stock or affect MISCOR common stock differently from IES common stock;

•

the fact that the cash portion of the merger consideration will be taxable for U.S. federal income tax purposes to those MISCOR shareholders who are U.S. persons and elect to receive any Cash Consideration; and

•	other matters described under “Risk Factors,” beginning on page .

Although the preceding list of factors considered is not intended to be exhaustive, in the judgment of the MISCOR board of directors, the potential benefits of the merger outweigh the risks and the potential disadvantages. In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the MISCOR board of directors did not quantify or assign relative weight to the factors considered in reaching its conclusion. Rather, the MISCOR board of directors views its recommendation as being based on the totality of the information presented to and considered by it. In addition, individual MISCOR directors may have given different weight to different factors.

It should be noted that this explanation of the reasoning of the MISCOR board of directors and all other information presented in this section is forward-looking in nature and therefore should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements,” beginning on page     . The MISCOR board of directors is not aware of any firm offers made by a third party to acquire MISCOR during the past two years.

Position of the IES Parties as to the Fairness of the Merger

Under the SEC rules governing “going private” transactions, each of IES and Merger Sub (the “IES Parties”) may be deemed to be affiliates of MISCOR and are, therefore, required to express their beliefs as to the fairness of the proposed merger to MISCOR’s unaffiliated shareholders. The IES Parties are making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act. IES currently has no intention of “going private.” The IES Parties believe that the terms of the merger (which is the Rule 13e-3 transaction for which a Schedule 13E-3 Transaction Statement has been filed with the SEC) are fair to MISCOR’s unaffiliated stockholders on the basis of the factors described in “—Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger” beginning on page      (which analysis and resulting conclusions the IES Parties adopt) and the additional factors described below.

The IES Parties did not participate in the deliberations of the MISCOR Special Committee or MISCOR’s board of directors regarding, or receive any advice from MISCOR’s legal advisors or financial advisors as to, the fairness of the proposed merger. None of the IES Parties has performed, or engaged a financial advisor to perform, any valuation or other analysis for the purposes of assessing the fairness of the proposed merger to MISCOR’s unaffiliated stockholders. Based on the knowledge and analysis by the IES Parties of available information regarding MISCOR, the IES Parties believe that the merger is both procedurally and substantively fair to the MISCOR shareholders. The IES Parties base this belief on the following factors, each of which, in their judgment, supports their view as to the fairness of the merger:

•

as merger consideration, each MISCOR shareholder will be entitled to receive, at such shareholder’s election either the Cash Consideration, the Stock Consideration or a mix of the Cash Consideration and the Stock Consideration;

•

a MISCOR shareholder electing to receive Cash Consideration for all or a portion of his or her shares will be entitled to receive not less than $1.415 in cash (the “minimum cash amount”) for each share as to which a cash election is made. The IES Parties believe that this is relevant to the following factors supporting their view as to the fairness of the merger:

•	the minimum cash consideration represents a premium of:

•	8.8% to the closing price of the shares of MISCOR common stock on March 12, 2013, the last trading day prior to the date of the announcement of the merger;

•	8.8% to the average closing prices of the shares of MISCOR common stock for the one-week period prior to the date of the announcement of the merger;

•	11.0% to the average closing prices of the shares of MISCOR common stock for the 30-day period prior to the date of the announcement of the merger; and

•	16.1% to the average closing prices of the shares of MISCOR common stock for the 60-day period prior to the date of the announcement of the merger.

•

a MISCOR shareholder electing to receive Stock Consideration for all or a portion of his or her shares will be able to participate and share in the potential future revenues of IES, including future revenues generated by MISCOR’s assets;

•

the total consideration received by MISCOR shareholders in the merger may be greater than the Transaction Value, depending on (i) the number of MISCOR shareholders that elect to receive the Stock Consideration, (ii) the IES Common Stock Value as determined on the Merger Consideration Determination Date, (iii) application of the VWAP Collar in calculating the per share Stock Consideration and (iv) the market price of IES common stock on the closing date;

•

the merger, once completed, will shift the risk of MISCOR’s future financial performance away from MISCOR’s public shareholders to IES, eliminating the exposure of such shareholders to fluctuations in the market price of MISCOR’s common stock;

•

the merger is not subject to a financing condition, which limits the execution risk attached to the completion of the merger, subject to satisfaction of the conditions to the completion of the merger as described in this joint proxy statement/prospectus; and

•	the merger is expected to be treated as a tax-free reorganization for U.S. federal income tax purposes.

In addition, the IES Parties believe that the merger is procedurally fair to the unaffiliated MISCOR shareholders, based on the following factors:

•	consummation of the merger is subject to:

•	MISCOR receiving stockholder approval of adoption of the merger agreement,

•	IES receiving stockholder approval of the issuance of shares of IES common stock in the merger,

•	MISCOR receiving the MISCOR Minority Approval, and

•	IES receiving the IES Minority Approval;

•

the fact that the MISCOR board of directors formed the MISCOR Special Committee (comprised entirely of independent directors unaffiliated with either IES or its affiliates, including Tontine) to which it granted the authority to negotiate the terms of the merger agreement, to recommend for or against MISCOR approving the merger agreement and entering into the merger, and to explore alternative transactions and strategic alternatives;

•

the fact that the MISCOR Special Committee and the voting members of the MISCOR board of directors were aware of the existing relationships among MISCOR, IES and Tontine, and could take such relationships into account when conducting the MISCOR Special Committee process and in considering whether to enter into the proposed transaction on the contemplated terms, or at all;

•

the voting members of the MISCOR board of directors, after considering the unanimous recommendation of the MISCOR Special Committee (which reached its conclusion after consultation with independent legal and financial advisors), unanimously approved and declared advisable the merger agreement, determined that it and the merger are advisable, fair, and in the best interests of MISCOR and its shareholders, including its unaffiliated shareholders, and recommended that MISCOR shareholders vote for approval of the proposal to adopt the merger agreement;

•

the fact that the MISCOR Special Committee requested and received from Western Reserve an opinion, delivered orally and subsequently confirmed in writing, with respect to the fairness, from a financial point of view, of the Cash Consideration to be received by MISCOR’s shareholders, including unaffiliated shareholders, pursuant to the merger agreement; and

•

the fact that if the merger is completed, the MISCOR shareholders have the right under Indiana law to dissent from the merger and to seek payment of the fair value of their shares, provided that any such shareholders seeking to enforce such dissenter’s rights comply with the procedures provided under Chapter 44 of the Indiana Business Corporation Law.

The IES Parties also considered a variety of risks and other countervailing factors related to the substantive and procedural fairness of the proposed merger, including:

•	the risk that the proposed merger might not be completed in a timely manner or at all;

•

the restrictions on the conduct of MISCOR’s business prior to the completion of the merger, which may delay or prevent MISCOR from undertaking business opportunities that may arise and certain other actions it might otherwise take with respect to the operations of MISCOR pending completion of the merger;

•	the potential negative effect that the pendency of the merger, or a failure to complete the merger, could have on MISCOR’s business and relationships with its employees, partners and investors;

•

the fact that Tontine is the controlling stockholder of IES and, as the beneficial owner of 49.9% of the outstanding shares of MISCOR common stock, has the ability to significantly influence the strategic direction of MISCOR;

•

the fact that certain executive officers and directors of MISCOR own substantial amounts of MISCOR common stock and will consequently receive significant payments in the form of the merger consideration in exchange for such MISCOR common stock if the merger is completed;

•

that, in general, unless and until the merger agreement is terminated, MISCOR is restricted from, among other things, soliciting, initiating, knowingly facilitating or knowingly encouraging any inquiries regarding, or making any competing takeover proposal; and

•

the possibility that the amounts that may be payable by MISCOR upon the termination of the merger agreement, including a termination fee of between $250,000 and $750,000, and the processes required to terminate the merger agreement, including the opportunity for IES to make revisions to its merger proposal, could discourage other potential acquirors from making a competing bid to acquire MISCOR.

The IES Parties took each of these factors into account in reaching their conclusion as to fairness for purposes of inclusion in this joint proxy statement/prospectus, viewing the implied reference range per share of MISCOR common stock utilized by the financial advisor to the MISCOR Special Committee as an additional data point indicative of an alternative view of the value of MISCOR’s common stock. The IES Parties did not view the analyses and assumptions utilized by the financial advisor to the MISCOR Special Committee or the results of such analyses as determinative, or as indicative of knowledge of any additional or different factual information which would require a change in the analysis otherwise conducted by the IES Parties. The IES Parties did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. In reaching their conclusion as to fairness, the IES Parties did not consider the liquidation value of MISCOR because they consider MISCOR to be a viable going concern and have no plans to liquidate MISCOR. Therefore, the IES Parties believe that the liquidation value of MISCOR is irrelevant to a determination as to whether the merger is fair to MISCOR shareholders unaffiliated with the IES Parties, and no appraisal of liquidation value was sought for purposes of valuing the MISCOR common stock. Further, net book value, which is an accounting concept, was not considered as a factor because the IES Parties believe that net book value is not a material indicator of the value of MISCOR as a going concern but rather is indicative of historical costs. The IES Parties are not aware of any firm offers made by a third party to acquire MISCOR during the past two years. The foregoing discussion of the information and factors considered and given weight by the MISCOR Parties is not intended to be exhaustive, but includes the factors considered by the IES Parties that each believes to be material.

Purpose and Reasons of the IES Parties for the Merger

Under the SEC rules governing “going private” transactions, each of the IES Parties may be deemed to be affiliates of MISCOR, and, therefore, required to express their reasons for the merger to MISCOR’s unaffiliated stockholders. The IES Parties are making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act. IES currently has no intention of “going private.” For each of the IES Parties, the purpose of the merger is to enable IES to acquire all of the outstanding shares of MISCOR common stock so that IES will benefit from any future earnings and growth of MISCOR after shares of MISCOR common stock cease to be publicly traded. An additional purpose of the merger for the IES Parties is to enable IES to accelerate the utilization of its significant NOLs. IES believes that the combined company resulting from the merger will enable IES to further diversify its revenues and operating income, thereby reducing IES’ exposure to the cyclical nature of the commercial and residential construction industries. In addition, the merger provides financially attractive opportunities for the growth for IES by allowing IES to grow strategically through acquisition, which the IES board of directors believes is advantageous, relative to the challenges of sustainable, organic growth in IES’ divisions that are exposed to construction cycles.

The IES Parties believe that the transaction structure of the merger is preferable to other structures because it will enable IES to acquire all of the outstanding shares of MISCOR common stock at one time, while allowing the unaffiliated MISCOR shareholders to receive Cash Consideration of not less than $1.415 per share and/or have the opportunity to participate and share in the potential future profits of IES, including future profits generated by MISCOR’s assets.

Recommendation of the IES Board of Directors and Its Reasons for the Merger

After careful consideration, at a special meeting held on March 11, 2013, the disinterested members of the IES board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the issuance of shares of IES common stock in the merger, are advisable and in the best interests of IES and its stockholders and approved the merger and the merger agreement. The IES board of directors recommends that IES stockholders vote FOR the issuance of shares of IES common stock in the merger.

Terms of the Merger Agreement and Merger Consideration

In reaching its decision to approve the merger agreement and recommending the issuance of shares of IES common stock in the merger, the disinterested members of the IES board of directors considered the following factors relating to the terms of the merger agreement:

•

the form of the merger consideration, which consists of a limited amount of cash and a limited aggregate number of shares of IES common stock and, therefore, permits IES to project its expected capital structure and indebtedness immediately following the merger;

•

the written opinion of Stifel to the IES board of directors dated March 11, 2013 that, as of such date, and based upon and subject to the assumptions, qualifications and limitations set forth in such opinion, the merger consideration to be paid by IES to the holders of MISCOR common stock was fair, from a financial point of view (the full text of Stifel’s written opinion is set forth in Annex B to this joint proxy statement/prospectus and should be carefully read in its entirety in conjunction with the information contained in “—Opinion of IES’ Financial Adviser”), as well as the financial analyses performed by Stifel in connection with its fairness opinion and reviewed with the IES board of directors;

•	the structure of the merger transaction, which generally is not taxable to IES or its stockholders;

•

the expectation that the merger will preserve, and accelerate the utilization of, IES’ significant net operating loss tax carryforwards (“NOLs”), in that the issuance of the Stock Consideration in connection with the merger is not expected to cause a change of control of IES under Section 382 of the Code which, if it were to occur, would significantly limit IES’ utilization of its NOLs;

•

the expected availability of financing from Wells Fargo, which provides IES the ability to borrow the funds necessary to pay the cash component of the merger consideration, repay outstanding MISCOR debt and pay expenses relating to the merger; and

•

the fact that, aside from stockholder approval and filings with the SEC, there did not appear to be any conditions to closing in the merger agreement that would be expected to result in a significant delay in completing the merger.

Strategic and Other Considerations

The IES board of directors believes that the transaction will deliver strategic and financial benefits to IES and will create long-term value for IES stockholders. In reaching this determination, the IES board of directors considered the following key factors related to the transaction:

Improved Financial Profile

•	the transaction will diversify IES’ revenues and operating income, thereby reducing its exposure to the cyclical nature of the commercial and residential construction industries;

•	the transaction is expected to be accretive to IES’ earnings and operating cash flow per share, net of acquisition costs;

•	the transaction is expected to provide potential for enhanced future earnings and growth prospects when compared to IES’ prospects as a smaller company on a stand-alone basis;

•	the transaction is expected to help improve IES’ operating performance and further progress IES towards its goal of generating above average returns on invested capital;

Utilization of NOLs

•	the transaction is expected to accelerate the utilization of IES’ significant NOLs;

Execution of Acquisition Strategy

•	the transaction is expected to improve IES’ credit profile and overall access to capital, thereby expanding its future acquisition capabilities; and

•

the transaction will allow IES to grow strategically through acquisition, which the IES board of directors believes is advantageous relative to the challenges of sustainable, organic growth in IES’ divisions that are exposed to construction cycles.

The IES board of directors also considered the following factors related to compatibility of IES’ and MISCOR’s respective businesses and assets:

•	the complementary nature of IES’ and MISCOR’s businesses;

•	MISCOR’s domestic and international geographic footprint and customer base, which has no major customer or competitive overlaps with that of IES;

•	MISCOR’s strong historical reputation for service, repair and manufacturing of electro-mechanical components and power assemblies;

•

the opportunity to retain both MISCOR’s proven management team, who are expected to continue to run and operate the business following completion of the merger, as well as substantially all of MISCOR’s non-executive management employees, many of whom have skills and experience needed by IES and are expected to continue their employment with the combined company; and

•	IES’ and MISCOR’s similar focus on accountability.

In reaching its determination to approve the merger, the disinterested members of the IES board of directors also considered the following factors:

•	the expectation that IES would be the acquirer of MISCOR for generally accepted accounting purposes, and that IES’ accounting policies would remain the same for the combined company;

•	IES’ management team’s successful track record of operating and improving standalone businesses;

•	the historical and current market prices of IES and MISCOR common stock, as well as the financial analyses and presentations prepared by Stifel;

•

although the number of shares of IES common stock to be issued in the merger may fluctuate until fifteen business days prior to the closing date and the aggregate value of the shares to be issued may fluctuate prior to closing as the result of fluctuations in the market price of IES common stock, ultimately, the maximum number of shares of IES common stock to be issued in the merger is fixed; and

•	the risks and investment returns associated with pursuing alternative acquisitions and potential uses of capital.

Risks of the Merger

The disinterested members of the IES board of directors also considered the following potential risks related to the merger with MISCOR, but concluded that the anticipated benefits from the merger with MISCOR were likely to outweigh these risks:

•

the Exchange Ratio used to determine the number of shares of IES common stock into which each share of MISCOR common stock will be convertible will fluctuate due to fluctuations in the market value of IES common stock;

•	the issuance of shares of IES common stock to MISCOR shareholders in the merger will dilute the ownership interests of current IES stockholders;

•	any delay in completing the merger and integrating the businesses may reduce the benefits expected to be obtained by IES from the merger;

•	the merger may not be completed on a timely basis or at all, and failure to complete the merger could negatively impact IES’ stock price and the future business and financial results;

•	IES may experience difficulties in integrating MISCOR’s business and could fail to realize potential benefits of the merger;

•	failure to retain key employees of MISCOR could adversely affect IES following the merger;

•	IES and MISCOR will incur substantial costs in connection with the merger, which will be incurred regardless of whether the merger is consummated;

•

the price of IES common stock will continue to fluctuate after the merger and may be affected differently from the separate factors that currently affect the prices of IES common stock and MISCOR common stock; and

•	the market value of IES common stock could decline if large amounts of IES common stock are sold following the merger.

The preceding list of factors considered is not intended to be exhaustive. After due consideration of the potential benefits and risks and other information, the disinterested members of the IES board of directors determined, in their judgment, that the merger is in the best interests of IES and its stockholders. The disinterested members of the IES board of directors did not quantify or assign relative weight to the factors considered in reaching their conclusion but approved the merger based on the totality of the information they reviewed and considered. Individual directors may have given different weight to different factors.

This description of the factors considered by the disinterested members of the IES board of directors and all other information presented in this section is forward-looking in nature and therefore should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements,” beginning on page     .

Opinion of IES’ Financial Adviser

IES has engaged Stifel to provide a fairness opinion in connection with the merger. In connection with this engagement, the IES board of directors requested that Stifel evaluate the fairness, as of the date of such opinion, from a financial point of view, to IES, of the merger consideration to be paid by IES to holders of MISCOR common stock in the merger pursuant to the merger agreement. On March 11, 2013, at a meeting of the IES board of directors held to evaluate the merger, Stifel rendered to the board an oral opinion, confirmed by delivery of a written opinion dated March 11, 2013, to the effect that, as of such date and based on and subject to the matters described in its opinion, the aggregate merger consideration to be paid by IES to the holders of shares of MISCOR common stock in the merger was fair to IES, from a financial point of view.

The full text of Stifel’s written opinion, dated March 11, 2013, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. Stifel’s opinion was provided for the information of, and directed to, the IES board of directors for its information and assistance in connection with its consideration of the financial terms of the merger. Stifel’s opinion does not constitute a recommendation to the IES board of directors as to how the board of directors should vote on the merger or to any holder of IES or MISCOR common stock as to how any such holder should vote at any stockholders’ meeting at which the merger is considered, or whether or not any stockholder of IES should enter into a voting, stockholders’, or affiliates’ agreement with respect to the merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder or whether or to what extent a shareholder of MISCOR should elect to receive Cash Consideration or Stock Consideration. In addition, Stifel’s opinion does not compare the relative merits of the merger with any other alternative transactions or business strategies which may have been available to IES and does not address the underlying business decision of the IES board of directors or IES to proceed with or effect the merger. Stifel was not requested to, and did not, explore alternatives to the merger or solicit the interest of any other parties in pursuing transactions with IES. This summary of Stifel’s opinion is qualified in its entirety by reference to the full text of its opinion.

In connection with its opinion, Stifel, among other things:

•	discussed the merger and related matters with IES’ counsel and reviewed a draft copy of the merger agreement dated March 8, 2013;

•

reviewed the audited consolidated financial statements of MISCOR contained in its Annual Reports on Form 10-K for the three years ended December 31, 2012, with 2012 being in draft form, and unaudited consolidated financial statements of MISCOR contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012;

•

reviewed the audited consolidated financial statements of IES contained in its Annual Reports on Form 10-K for the three years ended September 30, 2012 and the unaudited consolidated financial statements of IES contained in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2012;

•	reviewed and discussed with IES’ management certain other publicly available information concerning IES and MISCOR;

•

reviewed certain non-public information concerning IES, including internal financial analyses and forecasts prepared by its management and held discussions with IES’ senior management, including with respect to estimates of certain cost savings, operating synergies, merger charges, the pro forma financial impact of the merger on IES and recent developments;

•

reviewed certain non-public information concerning MISCOR, including internal financial analyses and forecasts prepared by its management and held discussion with MISCOR’s senior management regarding recent developments;

•	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel considered relevant to its analysis;

•	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel deemed relevant to its analysis;

•	reviewed the reported prices and trading activity of the equity securities of each of MISCOR and IES;

•	conducted such other financial studies, analyses and investigations and considered such other information as Stifel deemed necessary or appropriate for purposes of its opinion; and

•

took into account Stifel’s assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of MISCOR’s and IES’ industries generally.

In connection with its review, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of MISCOR or IES, or that was otherwise reviewed by Stifel, and did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel by MISCOR and IES (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer and MISCOR’s projected Net Debt), Stifel assumed, at the direction of MISCOR, that such financial forecasts were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of MISCOR and IES, as applicable, as to the future operating and financial performance of MISCOR and IES, as applicable, and that they provided a reasonable basis upon which Stifel could form its opinion. Stifel relied on this projected information without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either MISCOR or IES, or the number of shares of MISCOR common stock on a fully diluted basis, in each case since the date of the last financial statements of each company made available to Stifel. Stifel also assumed, without independent verification and with the consent of the IES board of directors, that the aggregate allowances for loan losses set forth in the respective financial statements of MISCOR and IES are in the aggregate adequate to cover all such losses. Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of either MISCOR’s or IES’ assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets nor did Stifel review loan or credit files of MISCOR or IES, nor was Stifel furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumed no responsibility for their accuracy.

Stifel’s opinion was limited to whether the merger consideration to be paid by IES to the holders of MISCOR common stock in the merger was fair, as of March 11, 2013, to IES, from a financial point of view, and did not address any other terms, aspects or implications of the merger including, without limitation, the form or structure of the merger, any consequences of the merger on IES, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. Stifel’s opinion also did not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by IES’ board of directors or IES; (ii) the legal, tax or accounting consequences of the merger on IES; (iii) the fairness of the amount or nature of any compensation to any officers, directors or employees of IES or MISCOR, or any class of such persons; (iv) the fairness of the merger or the amount or nature of the merger consideration to any particular stockholder of IES (specifically including Tontine and its affiliates), which are or may be stockholders of IES and MISCOR); (v) whether IES has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Cash Consideration component of the merger consideration to the holders of shares of MISCOR common stock at the closing of the merger; or (vi) the election by holders of shares of

MISCOR common stock to receive the Stock Consideration or the Cash Consideration, or any combination thereof, or the actual allocation of the merger consideration between the Stock Consideration and the Cash Consideration among holders of shares of MISCOR common stock (including, without limitation, any re-allocation of the merger consideration pursuant to the merger agreement). Furthermore, Stifel did not express any opinion as to the prices, trading range or volume at which IES’ securities will trade following public announcement or consummation of the merger.

Stifel’s opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Stifel by or on behalf of IES or its advisors, or information otherwise reviewed by Stifel, as of the date of its opinion. It is understood that subsequent developments may affect the conclusion reached in Stifel’s opinion and that Stifel does not have any obligation to update, revise or reaffirm its opinion. Further, Stifel expressed no opinion or view as to any potential effects of volatility in the credit, financial and stock markets on MISCOR, IES or the merger. Stifel also assumed that the merger would be consummated substantially on the terms and conditions described in the merger agreement, without any waiver of material terms or conditions by MISCOR or any other party and without any adjustment to the merger consideration (other than as expressly contemplated by the merger agreement), and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the merger will not have an adverse effect on MISCOR, IES or the merger. Stifel assumed that the merger will be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. Stifel further assumed that IES relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to IES, the merger and the merger agreement.

This summary is not a complete description of Stifel’s opinion or the financial analyses performed and factors considered by Stifel in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances; therefore, a financial opinion is not readily susceptible to summary description. Stifel arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Stifel believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Stifel’s analyses and opinion.

In performing its analyses, Stifel considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond MISCOR’s control and are not necessarily indicative of current market conditions. No company, business or transaction used in the analyses is identical to MISCOR or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The assumptions and estimates contained in Stifel’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the assumptions and estimates used in, and the results derived from, Stifel’s analyses are inherently subject to substantial uncertainty.

Stifel was not requested to, and it did not, recommend the specific consideration payable in the merger. The type and amount of consideration payable in the merger were determined through negotiation between MISCOR and

IES and was approved by the disinterested members of the IES board of directors. The decision to enter into the merger agreement was solely that of the disinterested members of the IES board of directors. Stifel’s opinion and financial analysis was only one of many factors considered by the IES board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the IES board of directors or IES’ management with respect to the merger or the merger consideration.

The following is a summary of the material financial analyses reviewed with the IES board of directors in connection with the delivery of Stifel’s opinion dated March 11, 2013. The financial analyses summarized below include information presented in tabular format. In order to fully understand Stifel’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Stifel’s financial analyses.

Financial Analysis Related to MISCOR

Selected Company Analysis. Based on public and other available information, Stifel calculated MISCOR’s implied enterprise value (which Stifel defined as fully diluted market capitalization, plus total debt less cash and cash equivalents) and MISCOR’s implied fully diluted equity value, in each case, using multiples of last twelve months (“LTM”) earnings before interest, taxes, stock-based compensation, depreciation and amortization, or “EBITDA”, and projected calendar year (“CY”) 2013 EBITDA and net income, which multiples were implied by the estimated enterprise values and equity values, and projected EBITDA and net income of the selected companies listed below. LTM and projected CY 2013 information for MISCOR was provided by IES management. Projections for the selected companies were based upon First Call Consensus estimates, publicly available investment banking research and public filings.

Industrial Specialty Contractor

•	The Babcock & Wilcox Company

•	Graham Corp.

•	Global Power Equipment Group Inc.

•	Integrated Electrical Services, Inc.

•	Matrix Service Company

•	MYR Group, Inc.

•	Pike Electric Corporation

The following table sets forth the multiples indicated by this analysis:

Enterprise Value to:	First Quartile	Median	Mean	Third Quartile
LTM EBITDA	7.4x	8.8x	9.4x	10.6x
CY 2013 Projected (“P”) EBITDA	6.5x	7.2x	7.4x	8.6x
Equity Value to:
CY 2013P net income	13.8x	17.4x	17.3x	20.9x

The multiples derived from the implied estimated enterprise values and equity values, and applicable EBITDA and net income of the companies listed above, were calculated using data that excluded all extraordinary items and non-recurring charges.

The ranges of implied MISCOR per share equity values below were each calculated based on a range of EBITDA or net income multiples in the first quartile to third quartile of the multiples derived by Stifel for the selected companies listed above. In each case, Stifel multiplied these ranges of EBITDA multiples by MISCOR’s actual or estimated EBITDA, as applicable, to calculate enterprise value, and subtracted MISCOR’s net debt position (calculated as total debt less cash and cash equivalents) to derive equity value. Using the Treasury Stock Method, Stifel then derived MISCOR’s implied per share equity value. Stifel also multiplied these ranges of EBITDA multiples by MISCOR’s actual or estimated net income, as applicable, to calculate equity value. Using the Treasury Stock Method to calculate MISCOR’s fully diluted shares outstanding, Stifel then derived MISCOR’s implied per share equity value.

Enterprise Value to:	Low	High
LTM EBITDA	$2.35	$3.62
CY 2013P EBITDA	$2.43	$3.44
Equity Value to:
CY 2013P Net Income	$3.59	$5.41

Stifel noted that the value of the per share consideration to be received by holders of MISCOR common stock pursuant to the merger was assumed to be $1.57.

Although no company utilized in the selected company analysis is identical to MISCOR, the selected companies were chosen because they are publicly traded companies that operate in a similar industry as MISCOR and have lines of business and financial and operating characteristics similar to MISCOR. Using its professional judgment, Stifel determined that these selected companies were the most appropriate for this analysis. Stifel did not identify any other companies for this purpose. In evaluating comparable companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond MISCOR’s control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in MISCOR’s financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Selected Transactions Analysis. Based on public and other available information, Stifel calculated MISCOR’s implied enterprise value based on multiples of LTM EBITDA, implied by the fourteen (14) acquisitions of companies listed below in the specialty contractor industry announced since January 1, 2010. The acquisitions reviewed in this analysis were the following:

Effective Date	Acquirer	Target
Announced	Energy Capital Partners	EnergySolutions, Inc.
Announced	KS International, LLC	Michael Baker Corporation
2/13/2013	Chicago Bridge & Iron Company N.V.	The Shaw Group Inc.
12/28/2012	Clean Harbors, Inc.	Safety-Kleen, Inc.
7/11/2012	DXP Enterprises, Inc.	HSE Integrated Ltd.
5/16/2012	Insight Equity	Flanders Corporation
5/14/2012	URS Corporation	Flint Energy Services Limited
5/8/2012	Wabash National Corp.	Walker Group Holdings LLC
11/10/2011	CH2M Hill Europe Limited	Halcrow Holdings Ltd.
8/2/2011	Aegion Corporation	Hockway Ltd.
6/30/2011	Aegion Corporation	CRTS, Inc.
11/12/2010	Primoris Services Corporation	Rockford Corporation
7/13/2010	The Churchill Corporation	Seacliff Construction Corp.
7/1/2010	Willbros Group Inc.	InfrastruX Group, Inc.

The following table sets forth the multiples indicated by this analysis:

Enterprise Value to:	First Quartile	Median	Mean	Third Quartile
LTM EBITDA	6.8 x	7.6x	7.8x	9.1x

The ranges of implied MISCOR per share equity values below were each calculated based on a range of EBITDA multiples in the first quartile to third quartile of the multiples derived by Stifel for the selected transaction listed above. In each case, Stifel multiplied this range of EBITDA multiples by MISCOR’s actual EBITDA to calculate enterprise value, and subtracted MISCOR’s net debt position to derive equity value. Using the Treasury Stock Method to calculate MISCOR’s fully diluted shares outstanding, Stifel then derived MISCOR’s implied per share equity value.

Enterprise Value to:	Low	High
LTM EBITDA	$2.11	$3.02

Stifel noted that the value of the per share consideration to be received by holders of MISCOR common stock pursuant to the Merger was assumed to be $1.57.

While no transaction used in the selected precedent transactions analysis is identical to the merger and no company that participated in the selected precedent transactions analysis is identical to MISCOR, Stifel chose such transactions based on, among other things, a review of transactions involving companies in the specialty contractor industry announced since January 1, 2010, Stifel’s knowledge about MISCOR, the industries in which MISCOR operates, the geographical and operational nature of MISCOR’s business and the similarity of the applicable target companies in the selected precedent transactions to MISCOR with respect to the size, mix, margins and other characteristics of their businesses. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies and other factors that could affect the public trading value of the companies and the transactions to which MISCOR and the merger are being compared.

Premiums Paid Analysis.    Stifel reviewed the consideration paid in the forty (40) majority acquisitions of U.S. target companies announced between January 1, 2012 and March 8, 2013 with transaction values ranging between $0 and $100 million. Stifel calculated the premium paid in each of these transactions over each applicable target company’s closing stock price on the last trading day prior to announcement of the acquisition offer or the date that knowledge of a potential transaction became public. In addition, Stifel calculated the implied premium to each target company’s average stock price five (5) days prior to the announcement date, and the implied premium to the average stock price thirty (30) days prior to the announcement date.

	Premium One Day prior to Announcement	Premium Five Days prior to Announcement	Premium 30 Days prior to Announcement
3rd Quartile	62.8%	61.9%	67.4%
Mean	44.7%	44.3%	47.1%
Median	40.3%	41.2%	41.6%
1st Quartile	20.2%	24.8%	25.0%

With respect to each of the analyses above, Stifel noted that the premiums implied by the proposed acquisition by IES were 21.1%, 19.6% and 25.0%, respectively, for the one day, one week and one month periods prior to the date of the Stifel opinion.

Using a reference range of first quartile to third quartile for each time period listed above, Stifel performed a premiums paid analysis using the closing prices per share of MISCOR’s common stock for the periods 1-day, 5-days and 30-days prior to March 8, 2013. This analysis indicated a range of implied value per share of MISCOR common stock of approximately $1.56 to $2.13. Stifel noted that the value of the per share consideration to be received by holders of MISCOR common stock pursuant to the merger was assumed to be $1.57.

Discounted Cash Flow Analysis. Stifel performed a discounted cash flow analysis of MISCOR based on the forecasts prepared by the management of IES through 2017. Stifel estimated the terminal value of the projected cash flows by applying terminal multiples to IES’ estimated 2017 EBITDA for MISCOR, which multiples ranged from 6.9x to 7.9x. This range of terminal multiples was selected based on a review of MISCOR’s and other companies current and historical trading multiples reviewed in connection with the companies identified under the caption “—Selected Company Analysis.” Stifel then discounted the cash flows projected through 2017 and the terminal value to present values using discount rates from 14.7% to 16.7%. This analysis indicated a range of aggregate values, which were then decreased by MISCOR’s Net Debt, to calculate a range of equity values. These equity values were then divided by fully diluted shares outstanding to calculate implied equity values per share ranging from $2.24 to $2.70. Stifel noted that the value of the per share consideration to be received by holders of MISCOR common stock pursuant to the merger was $1.57. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including terminal multiples and discount rates.

Stifel’s analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which MISCOR common stock may trade in the public markets.

Financial Analysis Related to IES

Selected Company Analysis. Based on public and other available information, Stifel calculated IES’ implied enterprise value (which Stifel defined as fully diluted market capitalization, plus total debt less cash and cash equivalents) and IES’ implied fully diluted equity value, in each case, using multiples of last twelve months (“LTM”) earnings before interest, taxes, stock-based compensation, depreciation and amortization, or “EBITDA”, and projected calendar year (“CY”) 2013 EBITDA and net income, which multiples were implied by the estimated enterprise values and equity values, and projected EBITDA and net income of the selected companies listed below. LTM and projected CY 2013 information for IES was provided by IES management. Projections for the selected companies were based upon First Call Consensus estimates, publicly available investment banking research and public filings.

General Specialty Contractor

•	Comfort Systems USA Inc.

•	EMCOR Group Inc.

•	MYR Group, Inc.

•	Pike Electric Corporation

•	Primoris Services Corporation

The following table sets forth the multiples indicated by this analysis:

Enterprise Value to:	First Quartile	Median	Mean	Third Quartile
LTM EBITDA	6.8x	7.4x	7.8x	8.0x
CY 2013 Projected (“P”) EBITDA	6.8x	6.9x	7.4x	7.9x
Equity Value to:
CY 2013P net income	15.6x	16.8x	20.3x	22.5x

The multiples derived from the implied estimated enterprise values and equity values, and applicable EBITDA and net income of the companies listed above, were calculated using data that excluded all extraordinary items and non-recurring charges.

The ranges of implied IES per share equity values below were each calculated based on a range of EBITDA or net income multiples in the first quartile to third quartile of the multiples derived by Stifel for the selected companies listed above. In each case, Stifel multiplied these ranges of EBITDA multiples by IES’ actual or estimated EBITDA, as applicable, to calculate enterprise value, and subtracted IES’ net debt position (calculated as total debt less cash and cash equivalents) to derive equity value. Using the Treasury Stock Method, Stifel then derived IES’ implied per share equity value. Stifel also multiplied these ranges of EBITDA multiples by IES’ actual or estimated net income, as applicable, to calculate equity value. Using the Treasury Stock Method to calculate IES’ fully diluted shares outstanding, Stifel then derived IES’ implied per share equity value.

Enterprise Value to:	Low	High
LTM EBITDA	$4.66	$5.27
CY 2013P EBITDA	$5.35	$6.06
Equity Value to:
CY 2013P Net Income	$4.21	$5.16

Although no company utilized in the selected company analysis is identical to IES, the selected companies were chosen because they are publicly traded companies that operate in a similar industry as IES and have lines of business and financial and operating characteristics similar to IES. Using its professional judgment, Stifel determined that these selected companies were the most appropriate for this analysis. Stifel did not identify any other companies for this purpose. In evaluating comparable companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond IES’ control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in IES’ financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Discounted Cash Flow Analysis. Stifel performed a discounted cash flow analysis of IES based on the forecasts prepared by the management of IES through 2017. Stifel estimated the terminal value of the projected cash flows by applying terminal multiples to IES’ estimated 2017 EBITDA for IES, which multiples ranged from 6.3x to 7.3x. This range of terminal multiples was selected based on a review of MISCOR’s and other companies current and historical trading multiples reviewed in connection with the companies identified under the caption “—Selected Company Analysis.” Stifel then discounted the cash flows projected through 2017 and the terminal value to present values using discount rates from 14.6% to 16.6%. This analysis indicated a range of aggregate values, which were then decreased by IES’ net debt, to calculate a range of equity values. These equity values were then divided by fully diluted shares outstanding to calculate implied equity values per share ranging from $6.65 to $7.62. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including terminal multiples and discount rates.

Stifel’s analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which IES common stock may trade in the public markets.

Conclusion

Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of Stifel’s opinion letter, Stifel was of the opinion that, as of March 11, 2013, the consideration to be paid by IES to holders of MISCOR common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to IES.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual value of MISCOR.

Miscellaneous

Stifel acted as financial advisor to the IES board of directors and received a fee of $250,000 upon the delivery of its opinion that is not contingent upon consummation of the merger (the “Opinion Fee”). Stifel will not receive any payment or compensation contingent upon the successful consummation of the merger. In addition, IES has agreed to indemnify Stifel for certain liabilities arising out of its engagement. In the ordinary course of business, Stifel and its clients may transact in the equity securities of MISCOR or IES and may at any time hold a long or short position in such securities. There are no material relationships that existed during the two years prior to the date of Stifel’s opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received by Stifel as a result of the relationship between Stifel and any party to the merger. Stifel may seek to provide investment banking services to IES in the future, for which Stifel would seek customary compensation.

Opinion of MISCOR’s Financial Adviser

Western Reserve rendered its opinion to MISCOR’s board of directors that, as of March 13, 2013, and based upon and subject to the factors and assumptions set forth in its opinion, the Cash Consideration of $1.415 per common share of MISCOR to be paid to the holders of such shares is fair from a financial point of view to such holders. The opinion of Western Reserve was necessarily based on economic, market, tax, legal and other conditions as in effect on, and the information made available to it as of March 13, 2013.

The full text of Western Reserve’s written opinion, dated March 13, 2013, which sets forth, among other things, the assumptions made, procedures followed, matters and factors considered and limitations and qualifications on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The summary of Western Reserve’s opinion is qualified in its entirety by reference to the full text of the opinion. Western Reserve’s opinion, the issuance of which was approved by Western Reserve’s internal valuation and fairness opinion committee, was provided to the MISCOR board of directors in connection with its evaluation of the proposed transaction contemplated by the merger agreement and was limited to the fairness, from a financial point of view, as of the date of the opinion, to the MISCOR shareholders of the Cash Consideration to be received by the shareholders of MISCOR (other than other than IES and its affiliates (including Tontine). Western Reserve’s opinion does not address any other aspect of the transaction, including the tax consequences of the transaction to MISCOR, IES or the shareholders of MISCOR or IES, the underlying business decision of MISCOR to effect the transaction, the relative merits of the transaction as compared to any alternative business strategies that might exist for MISCOR or the effect of any other transactions in which MISCOR may engage, and does not constitute a recommendation to the shareholders of MISCOR or stockholders of IES as to how to vote at any stockholders meetings held in connection with the transaction. Western Reserve’s opinion expressly assumes that all of MISCOR’s shareholders, other than IES and its affiliates (including Tontine), elect to receive Cash Consideration and therefore expresses no opinion as to what the value of IES’ shares actually will be when issued or the price at which IES’ shares will trade at any time.

In connection with this opinion, Western Reserve has made such reviews, analyses and inquiries as deemed necessary and appropriate under the circumstances. Western Reserve also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation and with respect to similar transactions. Western Reserve’s procedures, investigations, and financial analysis with respect to the preparation of this opinion included, but were not limited to, the following: (i) a draft of the merger agreement, dated March 12, 2013, which Western Reserve understood to be in substantially final form; (ii) publicly available information and SEC filings related to MISCOR, including the 2012 and 2011 Annual Reports on Form 10-K and the Quarterly Report on Form 10-Q of MISCOR for the third fiscal quarter ended September 30, 2012; (iii) certain other internal information, primarily financial in nature, including internal 2012 financial estimates and financial projections for fiscal years 2013 through 2015, concerning the business and operations of MISCOR, as furnished to Western Reserve by MISCOR for purposes of our analyses; (iv) financial projections for fiscal years 2016 and 2017 that were reviewed and approved by management of MISCOR; (v) publicly available information with respect to certain other companies that Western Reserve believes to be comparable to MISCOR and the historical trading price and volume of such other companies’ securities; (vi) publicly available information concerning the nature and terms of certain other transactions that Western Reserve considered relevant to its inquiry; (vii) certain valuation and comparative analyses, using generally accepted valuation and analytical techniques, that Western Reserve deemed relevant; (viii) Western Reserve’s analysis of MISCOR’s historical share price performance and trading volume; (ix) visits to MISCOR’s facilities and interviews with the management of MISCOR relating to its current and projected operations and financial condition; and (x) such other data and information Western Reserve judged necessary or appropriate to render its opinion.

Western Reserve’s opinion addressed only the fairness, from a financial point of view, to the shareholders of MISCOR (other than other than IES and its affiliates (including Tontine) of the Cash Consideration to be received by such holders in the merger, expressly assumed that all of MISCOR’s shareholders, other than IES and its affiliates (including Tontine), elect to receive Cash Consideration and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration or otherwise.

In Western Reserve’s review and analysis and in arriving at its opinion, Western Reserve has assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it or publicly available and has assumed and relied upon as fact that all information supplied and representations made by MISCOR management regarding MISCOR and the merger are substantially accurate in all respects material to Western Reserve’s analysis, and has assumed and relied upon the representations and warranties of MISCOR and IES contained in the merger agreement. Western Reserve has not been engaged to, and has not independently attempted to, verify any of such information. Western Reserve has assumed that information supplied and representations made by MISCOR management regarding MISCOR and the merger are substantially accurate in all respects material to Western Reserve’s analysis. Western Reserve has also relied upon the management of MISCOR as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to Western Reserve and, with MISCOR’s consent, Western Reserve has assumed that such projections were reasonably prepared and reflect the best currently available estimates and judgments of MISCOR. Western Reserve was not engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based, and expressed no view as to such projections or assumptions. Also, Western Reserve did not conduct an appraisal of any of the assets, properties or facilities of MISCOR.

Western Reserve was not asked to, nor did it, offer any opinion as to the material terms of the merger agreement or the form of the merger. In rendering its opinion, Western Reserve assumed, with MISCOR’s consent, that the final executed form of the merger agreement did not differ in any material respect from the last draft that Western Reserve received. In addition, Western Reserve assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained, all other conditions to the merger as set forth in the merger agreement will be satisfied, and that the merger will be consummated on a timely basis in the manner contemplated by the merger agreement. Western Reserve did not solicit, nor was it asked to solicit, third party interest in any transaction involving MISCOR prior to the rendering of this opinion.

It should be noted that Western Reserve’s opinion is necessarily based upon economic and market conditions and other circumstances existing on, and information made available as of, the date of the opinion as they could be evaluated on that date and does not address any matters subsequent to such date. Western Reserve has assumed that all of the conditions required to implement the merger will be satisfied, that the merger will be completed in accordance with the merger agreement without any material amendments thereto or any material waivers or delays of any terms or conditions thereof, and that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on MISCOR or the consummation of the merger. Also, Western Reserve’s opinion does not address either MISCOR’s or IES’s underlying business decision to effect the merger or any other terms of the merger agreement. In addition, it should be noted that although subsequent developments may affect this opinion, Western Reserve does not have any obligation to update, revise or reaffirm its opinion.

In preparing its opinion to the MISCOR board of directors, Western Reserve performed a variety of analyses, including those described below. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Western Reserve’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Western Reserve arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, specific conclusions from any individual analysis, analytic method or factor, but subjectively factored its observations from all of these analyses into its qualitative assessment of the Cash Consideration. Accordingly, Western Reserve believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 13, 2013, and is not necessarily indicative of current market conditions.

No company, business or transaction used in Western Reserve’s analyses for comparative purposes is identical to MISCOR or the proposed merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Western Reserve did not make separate or quantifiable judgments regarding individual analyses. The implied reference range values indicated by Western Reserve’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond MISCOR’s control and the control of Western Reserve. Much of the information used in, and accordingly the results of, Western Reserve’s analyses are inherently subject to substantial uncertainty.

Historical Stock Trading Analyses

Western Reserve reviewed historical closing prices and trading volumes of MISCOR common shares and noted the following:

•	MISCOR common shares traded at a 52-week high closing price of $1.38 per share on March 3, 2013, and a 52-week low closing price of $0.31 per share on March 27, 2012;

•	Between January 1, 2009 and March 12, 2013, MISCOR common shares closed below the Cash Consideration of $1.415 per share 99.6% of the time, on a weighted average price basis; and

•

The Cash Consideration of $1.415 per share represents premiums of 8.8%, 10.0%, and 16.0% to MISCOR’s 1-day, 30-day volume-weighted average, and 60-day volume-weighted average closing share prices, respectively.

Book Value Analysis

Western Reserve analyzed MISCOR’s net book value and net tangible book value utilizing MISCOR’s unaudited financial reports for the four week period ending February 24, 2013. Western Reserve calculated MISCOR’s net book value and net tangible book value to be $1.22 per fully diluted common share and $0.70 per fully diluted common share, respectively. The Cash Consideration of $1.415 per MISCOR common share fell above this range.

Premiums Paid Analysis

To assess the share price premium offered to MISCOR shareholders, Western Reserve reviewed the premiums paid for public target transactions within the Industrial NAIC codes valued less than $250 million that were completed since January 1, 2006. Western Reserve calculated the premium paid in each transaction by comparing the announced transaction value per share to the target company’s stock price four weeks prior to the announcement of the transaction. Western Reserve selected a range around the median premium paid for the public target transactions and applied it to MISCOR’s share price 30 days prior to announcing the merger. This analysis indicated the following valuation range for MISCOR’s share price; Cash Consideration of $1.415 per MISCOR common share fell within this range:

Four-Week Median Stock Price Premiums Paid:		21.8%
MISCOR share price 30 days prior to announcing merger		$1.15

Selected Premium Range	20.0%	—	25.0%
Selected Valuation Range	$1.38	—	$1.44

Reference Public Companies Analysis

In order to assess how the public market values shares of publicly traded companies that have operating characteristics similar to those of MISCOR, Western Reserve reviewed and compared the financial and operating performance of publicly traded companies within the Industrial and Rail Services markets. The Industrial Services group was comprised of five publicly traded companies focused on providing industrial, specialty contracting and engineering services to the metals, infrastructure and other general industrial markets. The Rail Services group was comprised of three publicly traded companies that focused on manufacturing products and components and providing specialty services that serve the rail industry. The selected companies were selected because they had publicly traded equity securities and were deemed to be similar to MISCOR in one or more respects including the nature of their business, size, diversification, financial performance and geographic concentration. No specific numeric or other similar criteria were used to select the selected companies and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. As a result, a significantly larger or smaller company with substantially similar lines of businesses and business focus may have been included while a similarly sized company with less similar lines of business and greater diversification may have been excluded. Western Reserve identified a sufficient number of companies for purposes of its analysis but may not have included all companies that might be deemed comparable to MISCOR. Western Reserve analyzed these two groups, recognizing MISCOR’s separate operating segments. The groups were comprised of the following companies:

Industrial Services	Rail Services
Dycom Industries Inc.	American Railcar Industries
EMCOR Group Inc.	Greenbrier Companies
Harsco Corporation	Westinghouse Air Brake Technologies Corporation
MYR Group, Inc.
Primoris Services Corp.

None of the companies used in this analysis is identical or directly comparable to MISCOR. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

Western Reserve examined reference company enterprise values as a multiple of trailing 12 months EBITDA to arrive at its valuation of MISCOR. For each of the selected companies, Western Reserve calculated the applicable company’s ratio of total enterprise value as of March 12, 2013 to its EBITDA as of the trailing 12 months period ending as of the end of the period covered by the applicable company’s most recently filed annual report on Form 10-K or quarterly report on Form 10-Q (“LTM EBITDA”). Enterprise value (“EV”) is calculated as the market value of the company’s equity (as of March 12, 2013); plus the value of the company’s indebtedness, minority interest and preferred stock; minus the company’s cash and cash equivalents. Western Reserve blended the median EV / LTM EBITDA multiple of the Industrial and Rail Services groups based on the percentage of gross profit each of MISCOR’s operating segments generated during fiscal year 2012.

The following table summarizes this analysis:

Trading Multiple Analysis
Blended Median EV / LTM EBITDA Multiple		7.1x
Selected Discount to Blended Median	31.0%	—	17.0%
Discounted Range	4.9x	—	5.9x

Western Reserve utilized the median EV / LTM EBITDA multiple of 7.1x and applied a range of discounts, from 31.0% to 17.0%, to that multiple to reflect the differences in certain “value characteristics” (risk, size, growth rate, end markets, etc.) between reference public companies and MISCOR. The range of discounts was also offset by a control premium not implicit in the price of comparable public companies. The market closing price per MISCOR common share on March 12, 2013 suggested an EV for MISCOR of approximately 5.4x LTM EBITDA as of that date. Western Reserve applied a range of 4.9x to 5.9x EV / trailing 12 month EBITDA (trailing 12 months as of February 24, 2013), which implied a valuation range of per share values for MISCOR of $1.13 to $1.50. The Cash Consideration of $1.415 per MISCOR common share fell within this range.

Western Reserve also examined reference company enterprise values as a multiple of three-year average EBITDA to supplement the Reference Public Company Analysis. For each of the selected companies, Western Reserve calculated the applicable company’s ratio of total enterprise value as of March 12, 2013 to its average EBITDA as of the applicable companies’ last three fiscal years covered by the applicable company’s filed annual reports on Form 10-K (“Average EBITDA”). Western Reserve blended the median EV / Average EBITDA multiple of the Industrial and Rail Services groups based on the percentage of gross profit each of MISCOR’s operating segments generated during fiscal year 2012.

Western Reserve utilized the median EV / Average EBITDA multiple and applied the same discount range used in its EV / LTM EBITDA analysis above to derive a discounted median range. Western Reserve multiplied MISCOR’s Average EBITDA to the discounted median range and subtracted MISCOR’s average net debt over fiscal years 2010, 2011 and 2012 to derive a range of implied equity value for MISCOR’s common shares. On a per share basis, the valuation range was between $0.87 and $1.08. The Cash Consideration of $1.415 per MISCOR common share fell above this range.

Reference M&A Transactions Analysis

Western Reserve compared MISCOR to target companies involved in merger and acquisition transactions. Using publicly available information and, in one instance, Western Reserve’s proprietary data, Western Reserve reviewed and compared multiples paid in 14 precedent transactions with announcement dates ranging from February 2006 to May 2012 for purposes of its analysis, as shown in the table below. Similar to the Reference Public Companies Analysis, Western Reserve examined acquisitions of both Industrial Services and Rail Services companies.

Announcement	Target	Acquirer
Industrial Services:
May 2012	Taylor & Goodman Limited	Peja Producten B.V.
April 2011	Mccaine Electric Ltd.	Churchill Corp.
July 2010	Seacliff Construction Corp.	Churchill Corp.
June 2010	Castle Support Services PLC	Sulzer (UK) Holdings Limited
April 2009	Lockerbie & Hole Inc.	Aecon Group Inc.
February 2008	Electro-Mec, Inc.	Integrated Power Services
February 2006	Dowding and Mills plc	North Atlantic Value Fund and Starlight Investments
Rail Services:
April 2012	Cudahy Car Shop, Inc.	Watco Companies, LLC
February 2011	Waycross Railcar	CF Rail Service
November 2010	DTE Rail Services, Inc.	FreightCar America Inc.
December 2010	Portec Rail Products Inc.	Foster Thomas, Inc.
August 2010	Electro-Motive Diesel, Inc.	Progress Rail Services Corporation
January 2010	American Railcar Industries, Inc.	Icahn Enterprises, L.P.
March 2008	American Allied Railway Equipment Co., Inc.	Greenbrier Rail Services, LLC

None of the acquired companies used in this analysis are identical or directly comparable to MISCOR. Accordingly, an evaluation of the results of this analysis was not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning these transactions and how they could be viewed relative to the proposed merger.

Western Reserve examined enterprise values as a multiple of EBITDA in conducting this analysis. Western Reserve calculated these multiples by dividing the acquired company’s enterprise value by its most recent trailing 12 months EBITDA prior to the transaction. Western Reserve blended the median EV / LTM EBITDA multiple of the Industrial and Rail Services groups based on the percentage of gross profit each of MISCOR’s operating segments generated during fiscal year 2012.

The following table summarizes this analysis:

Trading Multiple Analysis
Blended Median EV / LTM EBITDA Multiple		5.8x
Selected Discount to Blended Median	24.0%	—	7.0%
Discounted Range	4.4x	—	5.4x

Western Reserve utilized the blended median EV / EBITDA multiple of 5.8x and applied a range of discounts, from 24.0% to 7.0%, to that multiple to reflect the differences in certain “value characteristics” (risk, size, growth rate, end markets, etc.) between reference acquired companies and MISCOR. Western Reserve applied the discounted range of 4.4x to 5.4x EV / EBITDA to MISCOR’s trailing 12 months EBITDA as of February 24, 2013, which implied a valuation range of per share values for MISCOR common shares of $0.96 to $1.32. The Cash Consideration of $1.415 per MISCOR common share fell above this range.

Discounted Cash Flow Analysis

Based on its analysis of MISCOR’s financial projections for the years ending 2013 through 2017, Western Reserve performed two discounted cash flow analyses, one that assessed MISCOR’s equity value under a “status quo” scenario (as per discussions with and guidance from MISCOR’s management) and one that assessed MISCOR’s equity value under a “go-private” scenario. In both scenarios, Western Reserve discounted to a present value MISCOR’s projected stream of free cash flows for the years 2013 through 2017 (using MISCOR’s management projections) and for an estimated terminal value, each adjusted for certain projected non-cash items (such as depreciation and amortization), tax assumptions, projected capital expenditures and projected changes in net non-cash working capital. The discounted cash flow analysis was conducted based on an estimated weighted average cost of capital for MISCOR of 33.0%. Western Reserve calculated the estimated terminal value of MISCOR at the end of the forecast period by applying a Gordon Growth Model calculation and assuming a 3.0% perpetuity growth rate on MISCOR’s 2018 free cash flow and a discount factor of 33.0%. In both scenarios, Western Reserve conducted a sensitivity analysis using a range of costs of capital (30.0% to 36.0%) and perpetuity growth rates (2.0% to 4.0%).

Under the “status quo” scenario, MISCOR’s projected cash flows were based on the assumption that MISCOR would continue realizing the full benefits of its net operating loss carryforwards (“NOLs”), estimated to be $17.2 million and generally expiring through 2030. The “status quo” sensitivity analysis suggested a range of per share values for MISCOR common stock of $1.31 to $1.45. Under the “go-private” scenario, MISCOR’s projected cash flows were adjusted assuming that MISCOR had sold a controlling equity position, and, as such, would under applicable tax law, be limited on an annual basis to realize only a portion of its NOLs. The “go-private” sensitivity analysis suggested a range of per share values for MISCOR common shares of $1.03 to $1.16. The Cash Consideration of $1.415 per MISCOR common share fell within the suggested range under the “status quo” scenario and above the range under the “go private” scenario.

Leveraged Buyout Analysis

Western Reserve performed a leveraged acquisition analysis in order to ascertain the price at which an acquisition of MISCOR would be attractive to a potential financial buyer. Western Reserve performed this analysis using MISCOR’s projections and based the analysis on the following assumptions:

•	a buyer of MISCOR would be able use MISCOR’s trailing 12 month EBITDA as of February 24, 2013 (“LTM February 2013 EBITDA”) as a basis to raise debt capital;

•	total indebtedness of $10.5 million, comprised of senior term debt (1.5x LTM February 2013 EBITDA), and subordinated debt (1.0x LTM February 2013 EBITDA)

•	a range of projected EBITDA exit multiples in 2017 of 5.25x to 5.75x; and

•	an equity investment that would achieve a rate of return of at least 25.0%.

Based on these assumptions, Western Reserve generated a range of likely equity investments, which implied a leveraged acquisition price per share range for MISCOR common shares of $1.25 to $1.43. The Cash Consideration of $1.415 per MISCOR common share fell within the implied range.

Miscellaneous

The summary set forth above describes the principal analyses performed by Western Reserve in connection with its opinion delivered to the MISCOR board of directors on March 13, 2013. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, the analyses underlying the opinion are not readily susceptible to summary description. Each of the analyses conducted by Western Reserve was carried out in order to provide a different perspective on the proposed merger transaction and add to the total mix of information available. Western Reserve did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, Western Reserve considered the results of the analyses in light of each other and ultimately reached its opinion based upon the results of all analyses taken as a whole. Except as indicated above, Western Reserve did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, support its determination. Accordingly, notwithstanding the separate factors summarized above, Western Reserve believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, Western Reserve made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Western Reserve are not necessarily indicative of actual value or future results, which may be significantly more or less favorable than suggested by the analyses.

Western Reserve was not requested to, and it did not, recommend the specific consideration payable in the merger. The type and amount of consideration payable in the merger were determined through negotiation between MISCOR and IES and was approved by the Special Committee of the MISCOR board of directors and the MISCOR board of directors.

MISCOR agreed to pay Western Reserve an aggregate fee of $221,496.50 for its services in connection with the proposed merger, a portion of which was paid throughout Western Reserve’s engagement as a retainer, and a portion of which was payable upon the rendering of its opinion. MISCOR has also agreed to reimburse Western Reserve for certain of its expenses incurred in connection with Western Reserve’s engagement and to indemnify Western Reserve against certain liabilities, including liabilities under the federal securities laws.

Western Reserve has in the past provided investment banking services to MISCOR, for which Western Reserve has received compensation, including having acted as financial advisor to MISCOR in connection with MISCOR’s dispositions of its American AMP Rail Services Canada Inc. and American Motive Power Inc. subsidiaries and its Construction and Engineering Services operating segment.

Western Reserve is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions.

Interests of Directors and Executive Officers of MISCOR in the Merger

In considering the recommendation of the Special Committee and the MISCOR board of directors with respect to the merger agreement, MISCOR shareholders should be aware that some of MISCOR’s directors and executive officers have interests in the merger and have arrangements that may be different from, or in addition to, those of the MISCOR shareholders generally. These interests and arrangements may create potential conflicts of interest. Under Indiana law, a conflict of interest transaction is not voidable by a corporation soley because of a director’s direct or indirect interest in that transaction if the board or committee of the board had knowledge of the director’s interest when, in light of all other material facts, it approved the transaction. The Special Committee and the MISCOR board of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Restricted Stock and Stock Options

Certain of MISCOR’s directors and its executive officers will benefit from the lapse of restrictions on shares of restricted common stock, and the payment of the merger consideration in respect of such shares in the merger, as described under “The Merger Agreement—Treatment of MISCOR Equity Awards” beginning on page     .

The following table sets forth the following information for each of MISCOR’s directors and executive officers:

•	the number of shares of MISCOR unvested restricted common stock held by each such person;

•	the aggregate cash payment that will be made to each such person as consideration for shares of MISCOR restricted common stock upon the consummation of the merger;

•	the estimated value of IES common stock to be received by each such person as consideration for shares of MISCOR restricted common stock upon the consummation of the merger;

•	the number of MISCOR unvested stock options held by each such person;

•	the aggregate cash payment that will be made to each such person as consideration for shares of MISCOR common stock resulting from the exercise of stock options upon the consummation of the merger;

•

the estimated value of IES common stock to be received by each such person as consideration for shares of MISCOR common stock resulting from the exercise of stock options upon the consummation of the merger;

•	the number of shares of MISCOR common stock held by each such person;

•	the aggregate cash payment that will be made to each such person as consideration for shares of MISCOR common stock upon the consummation of the merger;

•	the estimated value of IES common stock to be received by each such person as consideration for shares of MISCOR common stock upon the consummation of the merger; and

•	the maximum estimated value of total merger consideration to be received by each such person in the merger.

The information presented in the table assumes (i) a Merger Consideration Determination Date of April 19, 2013, (ii) Net Debt of $6.354 million, (iii) 11,775,066 shares of MISCOR common stock issued and outstanding. (iv) an IES Common Stock Value of $5.99 per share, (v) each MISCOR shareholder electing to receive twenty-five percent (25%) Cash Consideration and seventy-five percent (75%) Stock Consideration, and (vi) a market price of $5.99 per share for IES common stock, the closing price reported on the NASDAQ Global Market System on April 19, 2013. As it relates to (iv) above, the assumption in Note 3. Estimate of Consideration Expected to be Transferred in the Notes to Unaudited Pro Forma Condensed Combined Financial Statements was utilized. Accordingly, the closing price of IES common stock on the NASDAQ Global Market System on April 19, 2013 was used as it may better reflect the anticipated VWAP of IES common stock for the 60-day period ending on the Merger Consideration Determination Date. As of April 19, 2013, the VWAP of IES common stock for the 60-day period-ended April 19, 2013 was $5.5974.

	Restricted Stock Awards			Stock Option Awards			Common Stock
		Merger Consideration (2)			Merger Consideration (2)			Merger Consideration (2)
	Unvested Shares	Cash	Estimated Value of Shares of IES Common Stock	Unvested Shares	Cash	Estimated Value of Shares of IES Common Stock	Shares Owned	Cash	Estimated Value of Shares of IES Common Stock	Maximum Estimated Value of Total Merger Consideration
Directors:
John A. Martell	—	$0	$0	—	$0	$0	2,738,800	$1,026,085	$3,078,254	$4,104,339
Michael P. Moore (1)	13,000	$4,870	$14,611	60,000	$22,479	$67,437	—	$0	$0	$109,397
William Schmuhl, Jr.	—	$0	$0	—	$0	$0	10,000	$3,746	$11,239	$14,986
Michael Topa	—	$0	$0	—	$0	$0	—	$0	$0	$0
Executive Officers:		$0	$0	—	$0	$0	—	$0	$0	$0
Marc Valentin	3,000	$1,124	$3,372	7,000	$2,623	$7,868	—	$0	$0	$14,986

(1)	Mr. Moore also serves as MISCOR’s President and Chief Executive Officer.

(2)	At the effective time of the merger, each outstanding share of MISCOR common stock (other than Dissenting Shares and shares to be canceled pursuant to the terms of the merger agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) Cash Consideration of not less than $1.415 per share, equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt and (y) the number of shares of MISCOR common stock outstanding as of the Merger Consideration Determination Date, including shares issuable upon the exercise of outstanding options and warrants; and/or (2) Stock Consideration equal to a fraction, the numerator of which is the Cash Consideration and the denominator of which is the IES Common Stock Value; provided, however, that the if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share, then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively.

Severance Arrangements of MISCOR Executive Officers

MISCOR’s Chief Executive Officer, Michael Moore, may be entitled to severance benefits under his employment agreement, as described below in connection with the consummation of the merger. No other MISCOR executive officers are entitled to severance benefits.

Employment Agreements

Michael P. Moore. On June 14, 2010, MISCOR entered into an employment agreement with Michael P. Moore, MISCOR’s Chief Executive Officer and President, for an initial one-year term. Upon the expiration of the initial one-year term, the agreement automatically extended for successive one-year periods unless (i) at least three months written notice of termination or intent to renegotiate is given by either party prior to the end of the initial term or any anniversary date thereafter, or (ii) the agreement is earlier terminated due to Mr. Moore’s termination of employment, retirement, death, or disability.

Under the agreement and subsequent amendments thereto, Mr. Moore receives an annual base salary of $185,400. He is eligible to receive an annual incentive bonus of up to 40% of his base salary, payable once per year. The incentive bonus will be based on certain performance criteria set forth in the agreement. MISCOR also provides Mr. Moore with a car allowance of $750 per month and a company fuel card. Mr. Moore also received options to purchase 50,000 shares of MISCOR’s common stock granted under MISCOR’s 2005 Stock Option Plan and 10,000 shares of restricted stock granted under MISCOR’s Restricted Stock Purchase Plan.

Mr. Moore is entitled to receive the following severance benefits if his employment is terminated due to his death or disability, is terminated by MISCOR for Cause (as defined in the agreement), or is terminated by him without Good Reason (as defined in the agreement): his unpaid base salary through the date of termination (plus accrued vacation time), and MISCOR will continue to honor any vested obligations under MISCOR’s benefit plans applicable to him.

If Mr. Moore’s employment is terminated by MISCOR without Cause or is terminated by him for Good Reason, then he will receive his unpaid base salary through the end of the month during which termination occurs (plus accrued vacation time), plus base salary for six months. MISCOR also will maintain for Mr. Moore, for six months, all employee benefit plans in which he was entitled to participate immediately prior to his termination, and MISCOR will pay up to $10,000 of outplacement services costs on behalf of Mr. Moore.

Mr. Moore is bound by noncompetition and nonsolicitation provisions that restrict him from competing with or soliciting customers or employees of MISCOR or any of its subsidiaries or affiliated entities for up to a maximum of six months following the date of his termination of employment. The agreement also imposes confidentiality restrictions on Mr. Moore and requires the compulsory assignment to MISCOR of all intellectual property produced by him during the term of his agreement and for one year after his termination.

Marc Valentin. Mr. Valentin was promoted to Chief Accounting Officer on January 4, 2011, effective January 1, 2011, under a letter agreement appointing him as Controller effective October 25, 2010. Under that agreement, he is paid $105,000/year, increased to $128,000 per year subsequent to December 31, 2012, and is eligible for a 20% bonus based on achievement of mutually agreed criteria. He participates in MISCOR benefit plans and is entitled to three weeks of paid vacation.

Continuing Employment with IES

IES does not have any written agreements with MISCOR’s senior management regarding their continued employment following the merger.

Liquidity Event Presented by Merger

As of March 13, 2013, Mr. Martell held approximately 23.4% of the outstanding shares of MISCOR common stock. Mr. Martell’s holdings were obtained in transactions exempt from registration from the Securities Act and are not subject to registration rights. Accordingly, the merger consideration, in the form of stock and/or cash, presents a liquidity event of particular value to Mr. Martell. For this reason, Mr. Martell chose to abstain from the MISCOR board of director’s vote on the merger. MISCOR’s other directors and the MISCOR officers may also gain value from receiving merger consideration and the liquidity event it presents.

Indemnification and Insurance

The merger agreement provides that, for a period of six years from the effective time of the merger, IES will cause the surviving corporation in the merger, to indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, current and former, officers, directors and fiduciaries of MISCOR and any of its subsidiaries in their capacities as directors and officers to the fullest extent permitted by law for claims and expenses occurring at or before the effective time of the merger. The same provisions of the merger agreement also require IES to cause the surviving corporation to pay the expenses of the indemnified person in advance of the final disposition of any claim made against the indemnified person during such six-year period.

In addition, the merger agreement provides that IES will cause the organizational documents of the surviving corporation to contain provisions with respect to indemnification that are at least as favorable to as those contained in the certificate of incorporation and bylaws of each of MISCOR and its subsidiaries in effect as of the date of the merger agreement, and shall comply with any indemnification agreements between MISCOR and its subsidiaries and their respective current and former directors, officers and fiduciaries. IES and the surviving corporation may not, for a period of six years from the effective time of the merger, amend, repeal or otherwise modify, unless required by law, any such provisions in any manner that would adversely affect the rights under such provisions of any indemnitee, and all rights to indemnification thereunder in respect of any claim asserted or made within such period shall continue until the final disposition or resolution of such claim.

For a period of six years after the effective time of the merger, the surviving corporation will also maintain liability insurance for directors and officers with respect to claims arising from actions or omissions that occurred at or prior to the effective time of the merger. The surviving corporation may substitute policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers from insurance carriers with financial strength ratings equal to or greater than the financial strength rating of MISCOR’s current insurance carrier and, such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the effective time. However, the surviving corporation will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 250% of the per annum rate of the premium currently paid by MISCOR for similar insurance as of the date of the merger agreement. In the event that the annual premium for this insurance exceeds the maximum amount, the surviving corporation will purchase as much coverage per policy year as reasonably practicable for the maximum amount. IES will have the right to cause the coverage to be extended under the insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than the existing insurance policy.

Golden Parachute Compensation

The following table sets forth the amount of payments and benefits in connection with the merger that each MISCOR named executive officer may receive based on, or otherwise related to, the merger, assuming the effective time of the merger was April 19, 2013, MISCOR terminated the employment of each named executive officer without cause on the same day and each named executive officer elected to receive twenty-five percent (25%) of his merger consideration as Cash Consideration and seventy-five percent (75%) as Stock Consideration. Because of these assumptions, which may or may not occur, the actual amount of payments and benefits that a named executive officer may receive may differ materially from the amounts set forth in the table and footnotes below. For example, Mr. Moore may not receive any severance payments related to the merger because, although IES does not currently have any agreements with MISCOR named executive officers regarding their continued employment, IES expects to retain these officers following the merger. For additional details regarding the terms of the amounts quantified below, see “Interests of Directors and Executive Officers of MISCOR in the Merger.”

Golden Parachute Compensation
Name	Cash ($)		Equity(1) ($)		Pension/ NQDC ($)	Perquisites/ benefits ($)		Tax reimbursement ($)	Other ($)		Total ($)
Michael P. Moore	$102,484	(2)	$109,397	(3)	—	$8,814	(4)	—	$10,000	(5)	$230,695
Marc Valentin	—		$14,987	(6)	—	—		—	—		$14,987

(1)	At the effective time of the merger, each outstanding share of MISCOR common stock (other than Dissenting Shares and shares to be canceled pursuant to the terms of the merger agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) a per share dollar amount, which amount shall not be less than $1.415 (the “Cash Consideration”), equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt (as defined in the merger agreement) and (y) the number of shares of MISCOR common stock outstanding as of the fifteenth business day prior to the closing date; and/or (2) a number of shares of IES common stock (the “Stock Consideration”) equal to a fraction, the numerator of which is the Cash Consideration and the denominator of which is the 60-day VWAP of IES common stock ending with the fifteenth business day prior to the closing date (the “IES Common Stock Value”); provided, however, that the if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share, then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively. Assuming (1) the effective time of the merger is April 19, 2013; (2) Net Debt was $6.354 million; (3) there were 11,774,066 shares of MISCOR common stock outstanding as of the fifteenth day prior to the closing date; and (4) the IES Common Stock Value was $5.99. On April 19, 2013, the price of IES common stock reported on the NASDAQ Global Market System was $5.99 per share. Accordingly, the Cash Consideration would have been approximately $1.499 per share of MISCOR common stock, and the Stock Consideration would have had a value of approximately $1.58 per share of MISCOR common stock. As it relates to assumption (3) above, the assumption in Note 3. Estimate of Consideration Expected to be Transferred in the Notes to Unaudited Pro Forma Condensed Combined Financial Statements was utilized. Accordingly, the closing price of IES common stock on the NASDAQ Global Market System on April 19, 2013 was used as it may better reflect the anticipated VWAP of IES common stock for the 60-day period ending on the Merger Consideration Determination Date. As of April 19, 2013, the VWAP of IES common stock for the 60-day period-ended April 19, 2013 was $5.5974.
(2)	Pursuant to Mr. Moore’s employment agreement, this amount includes severance payments of $9,784 to reflect Mr. Moore’s approximate base salary through the end of April 2013, payable within two business days following the date of termination, and $92,700 to reflect an additional six months of base salary, payable in installments in accordance with MISCOR’s usual payroll periods. These severance payments are single-trigger benefits resulting from Mr. Moore’s termination without cause and are not conditioned on the occurrence of a change of control.
(3)

This amount includes Cash Consideration of approximately $4,870 and Stock Consideration with a value of approximately $14,611 resulting from the accelerated vesting of 13,000 shares of restricted stock under MISCOR’s Restricted Stock Purchase Plan as well as Cash Consideration of approximately $22,479 and Stock

Consideration with a value of approximately $67,437 resulting from the accelerated vesting and exercise of options to purchase 60,000 shares of MISCOR common stock under MISCOR’s 2005 Stock Option Plan. The accelerated vesting of Mr. Moore’s restricted stock and stock option awards are single-trigger benefits tied to the consummation of the merger.
(4)	Pursuant to Mr. Moore’s employment agreement, this amount represents MISCOR’s estimated costs to maintain on Mr. Moore’s behalf, for a period of six months after the date of his termination, all MISCOR medical insurance and other employee benefits plans in which Mr. Moore was entitled to participate immediately prior to the date of his termination. The estimated cost to maintain Mr. Moore’s health insurance plan for six months is approximately $8,680, and the estimated cost to maintain his long-term disability and life insurance plans for the same period is $134. The payment of these costs are single-trigger benefits resulting from Mr. Moore’s termination without cause and are not conditioned on the occurrence of a change of control.
(5)	Pursuant to Mr. Moore’s employment agreement, this amount represents the maximum amount of costs that MISCOR will pay on Mr. Moore’s behalf related to his participation in a senior executive outplacement program at an outplacement firm. The payment of these costs is a single-trigger benefit resulting from Mr. Moore’s termination without cause and is not conditioned on the occurrence of a change of control.
(6)	This amount includes Cash Consideration of approximately $1,124 and Stock Consideration with a value of approximately $3,372 resulting from the accelerated vesting of 3,000 shares of restricted stock under MISCOR’s Restricted Stock Purchase Plan as well as Cash Consideration of approximately $2,623 and Stock Consideration with a value of approximately $7,868 resulting from the accelerated vesting and exercise of options to purchase 7,000 shares of MISCOR common stock under MISCOR’s 2005 Stock Option Plan. The accelerated vesting of Mr. Valentin’s restricted stock and stock option awards are single-trigger benefits tied to the consummation of the merger.

Relationship with Tontine

As of March 31, 2013, MISCOR and IES were owned 49.9% and 56.7%%, respectively, by Tontine, and following completion of the merger, Tontine will own an estimated 57.9% of the outstanding shares of IES common stock, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1. The following is an overview of the material relationships between Tontine and IES and MISCOR, respectively. For additional information, please see “—Background of the Merger” beginning on page     .

Relationship between IES and Tontine

The shares of IES common stock owned by Tontine were acquired through open market purchases and private placements of IES common stock, including those shares issued to Tontine pursuant to IES’ Second Amended Joint Plan of Reorganization, dated May 12, 2006 (the “Plan”). The shares of IES common stock issued pursuant to the Plan were issued pursuant to Section 1145 of the Bankruptcy Code, which exempts the issuance of securities from the registration requirements of the Securities Act.

On July 16, 2006, IES entered into a Stock Purchase Agreement with Tontine Capital Overseas Master Fund, L.P. (“TMF”), pursuant to which IES issued shares of IES common stock to TMF in a transaction that was exempt from the registration requirements of the Securities Act. The shares of IES common stock owned by Tontine are currently, at Tontine’s request, being registered for resale pursuant to a Registration Rights Agreement, dated May 12, 2006 (as amended, the “Registration Rights Agreement”), by and between IES, Tontine and Southpoint Master Fund, L.P. (“Southpoint”). The Registration Rights Agreement was amended by that certain First Amendment to Registration Rights Agreement, dated September 11, 2007, by and among IES and Tontine following Tontine’s acquisition of Southpoint’s registrable shares, which transaction was exempt from the registration requirements of the Securities Act.

The Registration Rights Agreement requires IES to file a “shelf” registration statement upon the written request of the holders of at least 10% of the registrable securities (as defined in the Registration Rights Agreement) and to use commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 120 days of such request. To comply with this requirement, on February 21, 2013, IES filed a registration statement on Form S-1 (Reg. No. 333- 186786) concerning such shares. The registration statement is currently under review by the SEC. At any time that a shelf registration statement is not effective, the holders of at least 10% of the registrable securities may require that IES effect a registration of such securities (a “Demand Registration”); provided, however, that IES will not be required to effect more than two Demand Registrations unless it is eligible to effect such registrations on Form S-3, in which event there are no limitations on the number of Demand Registrations that may be requested. In the event that IES proposes to file a registration statement on its own behalf or on behalf of its security holders for the general registration of securities, the holders of registrable securities will have an opportunity to have their registrable securities included in such registration statement.

On December 12, 2007, IES entered into a Note Purchase Agreement with Tontine Capital Partners, L.P. (“TCP”), pursuant to which, on December 12, 2007, IES sold Tontine $25.0 million aggregate principal amount of IES’ 11% Senior Subordinated Notes due 2013 (the “Tontine Note”). The Note Purchase Agreement contained customary representations and warranties of the parties and indemnification provisions whereby IES agreed to indemnify Tontine against certain liabilities. The Tontine Note was not registered under the Securities Act and was sold to Tontine on a private placement, which transaction was exempt from the registration requirements of the Securities Act. The Tontine Note bore interest at 11% per annum and was due on May 15, 2013.

On April 30, 2010, IES prepaid $15.0 million of principal on the Tontine Note, and on May 1, 2010, Tontine assigned the Tontine Note to Tontine Capital Overseas Master Fund II, L.P. (“TCP2”). On February 13, 2013, IES prepaid the remaining $10.0 million of principal on the Tontine Note, plus accrued interest. The Tontine Note was an unsecured obligation of IES and its subsidiary borrowers, contained no financial covenants or restrictions on dividends or distributions to stockholders, and was subordinated to IES’ revolving credit facility with Wells Fargo.

On March 29, 2012, IES entered into a sublease agreement with Tontine Associates, L.L.C. (“TA”), an affiliate of Tontine, for corporate office space in Greenwich, Connecticut. The lease extends from April 1, 2012 through March 31, 2014, with monthly payments due in the amount of $6,000. The lease has terms at market rates and payments by IES are at a rate consistent with that paid by TA to its landlord.

Mr. Lindstrom has served as IES’ Chief Executive Officer and President since October 2011 and has served as Chairman of the IES board of directors since February 2011. Mr. Lindstrom previously served as IES’ interim Chief Executive Officer and President since June 2011. Mr. Lindstrom was an employee of TA from 2006 until October 2011.

David B. Gendell has served as a member of the IES board of directors since February 2012. Mr. Gendell, who is the brother of Jeffrey Gendell, the founder and managing member of Tontine, is also an employee of TA.

Relationship between MISCOR and Tontine

January 2007 Private Equity Financing

On January 18, 2007, MISCOR sold an aggregate of 2,500,000 shares of its common stock (after giving effect to the 25-for-1 reverse stock split of MISCOR common stock, which became effective on January 14, 2008 (the “Reverse Stock Split”) to Tontine for an aggregate purchase price of $12.5 million, or $5.00 per share, pursuant to a securities purchase agreement dated as of the same date (the “Initial Securities Purchase Agreement”). MISCOR used the proceeds from the sale to repay approximately $10.0 million of senior secured debt and for general working capital purposes. Before MISCOR issued shares to Tontine, Mr. Martell, MISCOR’s Chairman of the Board and former President and Chief Executive Officer, beneficially owned 66.9% of MISCOR’s outstanding common stock. Mr. Martell’s shares represented 46.9% of the outstanding shares of MISCOR common stock immediately after the sale and 23.2% as of December 17, 2012. In connection with the sale, MISCOR granted various rights to Tontine, as described below.

Board Designee(s). MISCOR granted Tontine the right to appoint members to the MISCOR board of directors as follows:

•	if Tontine or its affiliates hold at least 10% of MISCOR’s outstanding common stock, Tontine has the right to appoint one member of the MISCOR board of directors;

•

if Tontine or its affiliates hold at least 20% of MISCOR’s outstanding common stock, and the MISCOR board of directors consists of five or fewer directors, Tontine has the right to appoint one member of the MISCOR board of directors; and

•

if Tontine or its affiliates hold at least 20% of MISCOR’s outstanding common stock, and the MISCOR board of directors consists of six or more directors, Tontine has the right to appoint two members of the MISCOR board of directors.

The MISCOR board of directors currently consists of four directors. MISCOR also agreed that, for as long as Tontine has the right to appoint directors pursuant to the Initial Securities Purchase Agreement, the number of directors on the MISCOR board of directors will not exceed seven. Tontine has not appointed a director to the MISCOR board of directors.

Board Observer. In addition to Tontine’s right to appoint directors, MISCOR also granted Tontine the right to have a representative attend all meetings of the MISCOR board of directors, the boards of directors of MISCOR’s subsidiaries and their respective committees, for so long as Tontine or its affiliates continue to hold at least 10% of MISCOR’s outstanding common stock. A representative of Tontine periodically attended these meetings in the past, but no Tontine representative has done so since August 10, 2011.

Future Offerings. MISCOR granted Tontine the right to participate in future equity offerings to allow Tontine to maintain its percentage of ownership, on a fully diluted basis, of MISCOR common stock immediately prior to any such offering.

Future Acquisitions. The MISCOR board of directors adopted resolutions approving any future acquisition by Tontine and its affiliates of up to 30% of MISCOR’s common stock, on a fully diluted basis, so that Tontine and its affiliates are not subject to the anti-takeover provisions of the Business Combinations Chapter of the IBCL. MISCOR also agreed not to revoke these resolutions and to use its best efforts to ensure that any future acquisitions by Tontine of up to 30% of MISCOR’s outstanding common stock, on a fully diluted basis, are not subject to any anti-takeover laws and regulations or any anti-takeover provisions in its or MISCOR’s subsidiaries’ organizational documents. Tontine agreed to obtain written approval from the MISCOR board of directors before acquiring in excess of 30% of MISCOR’s common stock, on a fully diluted basis, except in the case of an increase in Tontine’s percentage ownership due to a redemption or repurchase of any of MISCOR’s common stock, or in the case where Tontine inadvertently acquires in excess of 30% of MISCOR’s common stock, on a fully diluted basis.

Martell Proxy. In connection with this transaction, Mr. Martell granted Tontine a proxy to vote his shares of MISCOR common stock for the election to the MISCOR board of directors of Tontine’s designees and to enforce Tontine’s rights with respect to future acquisitions of MISCOR common stock. In conjunction with the November 2007 Private Equity Financing, Mr. Martell granted Tontine a restated irrevocable proxy as described below.

Registration Rights. MISCOR did not register the issuance of the shares of common stock to Tontine with the SEC under the Securities Act, in reliance on exemptions from the registration requirements of the Securities Act. TCP and TCOMF are “accredited investors,” as that term is defined in Rule 501 of Regulation D, and the issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) thereof, relating to offers of securities by an issuer not involving any public offering, and Rule 506 of Regulation D. MISCOR and Tontine entered into the Initial Registration Rights Agreement, pursuant to which MISCOR agreed to register for resale the shares issued to Tontine. To comply with this requirement, MISCOR filed a registration statement concerning such shares with the SEC on July 13, 2007, which the SEC declared effective on September 2, 2008.

November 2007 Private Equity Financing

On November 30, 2007, MISCOR sold 3,333,332 shares (after giving effect to the Reverse Stock Split) of its common stock to Tontine for an aggregate purchase price of $20.0 million, or $6.00 per share (after giving effect to the Reverse Stock Split), pursuant to a securities purchase agreement dated as of the same date (the “New Securities Purchase Agreement”). Prior to this private placement, Tontine owned approximately 33.2% of MISCOR’s issued and outstanding shares of common stock. MISCOR used $16.7 million of the proceeds from the sale to finance the cash portion of the purchase price of all of the issued and outstanding membership interest units of 3-D Service, Ltd. (“3-D”). In addition, MISCOR paid off the outstanding balance under its revolving credit facility of $2.2 million, with the remaining proceeds to be used for general working capital purposes. Before MISCOR issued the shares to Tontine under the New Securities Purchase Agreement, Mr. Martell beneficially owned 37.9% of MISCOR’s outstanding common stock. His shares represented 32.0% of MISCOR’s outstanding common stock immediately after the sale and 23.2% as of December 17, 2012. Tontine owned 52.5% of MISCOR’s outstanding common stock immediately after the sale and 49.5% as of December 17, 2012.

Board Designee(s). Pursuant to the New Securities Purchase Agreement, MISCOR and Tontine affirmed the provisions of the Initial Securities Purchase Agreement relating to Tontine’s rights to appoint directors to the MISCOR board of directors and limitations on the size of the MISCOR board of directors. See “January 2007 Private Equity Financing Transaction—Board Designee(s)” above.

Board Observer. Pursuant to the New Securities Purchase Agreement, MISCOR and Tontine affirmed the provisions of the Initial Securities Purchase Agreement related to Tontine’s board observation rights.

Future Offerings. Pursuant to the New Securities Purchase Agreement, MISCOR and Tontine affirmed the provisions of the Initial Securities Purchase Agreement, granting Tontine the right to participate in future equity offerings to allow Tontine to maintain its percentage of ownership, on a fully diluted basis, of MISCOR common stock immediately prior to any such offering.

Future Acquisitions. Pursuant to the New Securities Purchase Agreement, MISCOR’s Board adopted resolutions approving any future acquisition by Tontine and its affiliates of up to 50% of MISCOR’s common stock, on a fully diluted basis, so that Tontine and its affiliates are not subject to the anti-takeover provisions of the IBCL’s Business Combinations Chapter. MISCOR also agreed not to revoke these resolutions and to use its best efforts to ensure that any future acquisitions by Tontine of up to 50% of MISCOR’s outstanding common stock, on a fully diluted basis, are not subject to any anti-takeover laws and regulations or any anti-takeover provisions in its or MISCOR’s subsidiaries’ organizational documents. Tontine agreed to obtain written approval from the MISCOR board of directors before acquiring in excess of 50% of MISCOR’s common stock, on a fully diluted basis, except in the case of an increase in Tontine’s percentage ownership due to a redemption or repurchase of any of MISCOR’s common stock, or in the case where Tontine inadvertently acquires in excess of 50% of MISCOR’s common stock, on a fully diluted basis.

Martell Proxy. Pursuant to the New Securities Purchase Agreement, Mr. Martell has granted Tontine a restated irrevocable proxy to vote his shares of MISCOR common stock for the election to the MISCOR board of directors of Tontine’s designees and to enforce Tontine’s rights with respect to certain future acquisitions of MISCOR common stock, each as described above.

Registration Rights. MISCOR did not register the issuance of the shares of common stock to Tontine with the SEC under the Securities Act, in reliance on exemptions from the registration requirements of the Securities Act. TCP and TCOMF are “accredited investors,” as that term is defined in Rule 501 of Regulation D, and the issuance of these securities was exempt from registration under the Securities Act in reliance on including Section 4(2) thereof, relating to offers of securities by an issuer not involving any public offering, and Rule 506 of Regulation D. MISCOR entered into the Amended and Restated Registration Rights Agreement with Tontine pursuant to which MISCOR has agreed to register for resale the shares issued to Tontine. To comply with this requirement, MISCOR filed a registration statement on Form S-1 (Reg. No. 333-185603) concerning such shares on December 21, 2012. The SEC declared such registration statement effective on February 14, 2013.

Tontine Schedule 13D Filing. As reported in a Schedule 13D filed by Tontine on March 10, 2010, Tontine may dispose of its shares of MISCOR common stock at any time and, from time to time, in the open market, through dispositions in kind to parties holding an ownership interest in TCP, TCOMF and/or TCOMF II, or otherwise. In addition, TCOMF II may obtain shares of MISCOR common stock through open market purchases, transfers from other Tontine entities, or otherwise. As discussed in this joint proxy statement/prospectus, because Tontine’s rights to nominate directors, to appoint representatives to observe meetings of the MISCOR board of directors, and to require MISCOR to limit the size of its board of directors are dependent on Tontine’s ownership of a certain aggregate percentage of MISCOR common stock, the disposition of Tontine’s equity interests in MISCOR may result in changes to the size and/or composition of the MISCOR board of directors.

Regulatory Matters

Antitrust Approvals

As of the date of this joint proxy statement/prospectus, neither IES nor MISCOR is required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States to consummate the merger. IES must comply with applicable federal and state securities laws in connection with the issuance of shares of IES common stock to MISCOR’s stockholders and the filing of this joint proxy statement/prospectus with the SEC. As of the date hereof, the registration statement of which this joint proxy statement/prospectus is a part has not become effective.

Regulatory Procedures

The merger may be subject to certain regulatory requirements of other municipal, state, federal and foreign governmental agencies and authorities, including those relating to the offer and sale of securities. IES and MISCOR are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the merger.

It is possible that one or more of the regulatory approvals required to complete the merger will not be obtained on a timely basis or at all. In addition, it is possible that any of the governmental entities with which filings are made may seek regulatory concessions as conditions for granting approval of the merger. Under the merger agreement, IES and MISCOR have each agreed to take all actions and do all things necessary to complete the merger, including to obtain required approvals, except that no party to the merger agreement is required to sell any business or assets to obtain such approvals. See “The Merger Agreement—Covenants,” beginning on page     .

Although IES and MISCOR do not expect regulatory authorities to raise any significant objections to the merger, IES and MISCOR cannot be certain that all required regulatory approvals will be obtained or that these approvals will not contain terms, conditions or restrictions that would be detrimental to IES or the combined corporation after the effective time of the merger.

Accounting Treatment

The merger will be accounted for as an acquisition of a business. IES will record net tangible and identifiable intangible assets acquired and liabilities assumed from MISCOR at their respective fair values at the date of the completion of the merger. Any excess of the purchase price, which will equal the market value at the date of the completion of the merger, of the IES common stock and cash issued as consideration for the merger over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of IES after completion of the merger will reflect MISCOR’s balances and results after completion of the merger but will not be restated retroactively to reflect the historical financial condition or results of operations of MISCOR. The earnings of IES following the completion of the merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation and amortization expense. Goodwill will not be amortized but will be tested for impairment at least annually, and all assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, IES determines that tangible or intangible assets (including goodwill) are impaired, IES would record an impairment charge at that time.

Listing of IES Common Stock

IES will use its reasonable best efforts to properly notify NASDAQ of the listing of additional shares of IES common stock to be issued upon the completion of the merger. No approval of the listing of the shares of IES common stock to be issued in the merger is required by NASDAQ.

Deregistration of MISCOR Common Stock

If the merger is completed, MISCOR common stock will be deregistered under the Exchange Act and will cease to be traded on the OTCQB.

Restrictions on Sales of Shares of IES Common Stock Received in the Merger

The shares of IES common stock to be issued in the merger will be registered under the Securities Act and will be freely transferable, except for shares of IES common stock issued to any person who may be deemed to be an “affiliate” of IES under the Securities Act following the closing of the merger. Such persons may not sell any of the shares of IES common stock received by them in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption provided by Rule 144 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

SELECTED HISTORICAL FINANCIAL INFORMATION OF IES

The following table shows selected historical consolidated financial data for IES as of and for the periods presented. The financial data as of, and for the years ended, September 30, 2012, 2011 and 2010 are derived from IES’ audited consolidated financial statements for those periods. The financial data as of, and for the years ended, September 30, 2009 and 2008 are derived from IES’ unaudited consolidated financial statements for those periods, which reflect the impact of discontinued operations. The financial data as of, and for the three months ended, December 31, 2012 and 2011 are derived from IES’ unaudited consolidated financial statements for those periods. IES’ management believes that the interim unaudited consolidated financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the results for each interim period. Operating results for the three months ended December 31, 2012 are not necessarily indicative of the results that may be expected for the full year.

The information in the following table is only a summary and is not indicative of the results of future operations of IES. You should read the following information together with “IES Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page      of this joint proxy statement/prospectus and IES’ Annual Report on Form 10-K for the year ended September 30, 2012, IES’ Quarterly Report on Form 10-Q for the three months ended December 31, 2012, the other information that IES has filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference.” See also the pro forma information set forth elsewhere in this joint proxy statement/prospectus regarding the proposed merger with MISCOR.

	Three Months Ended December 31,		Years Ended September 30,
	2012	2011	2012	2011	2010	2009	2008
						(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data
Continuing Operations:
Revenues	$127,264	$108,998	$456,115	$406,141	$382,431	$516,124	$597,766
Cost of services	109,284	95,805	398,063	361,757	326,939	422,507	496,390

Gross Profit	17,980	13,193	58,052	44,384	55,492	93,617	101,376
Selling, general and administrative expenses	14,922	12,655	58,609	63,321	74,251	95,750	99,648
Gain on sale of Assets	(19)	(137)	(168)	(6,555)	(128)	(339)	(7)
Asset impairment	—	—	—	4,804	—	—	—
Restructuring charges	—	—	—	—	763	7,407	4,598

(Loss) Income from Operations	3,077	675	(389)	(17,186)	(19,394)	(9,201)	(2,863)

Other (income) expense:
Interest expense, net	595	537	2,290	2,210	3,271	4,094	6,529
Other expense (income), net	1,734	(35)	(62)	(7)	(18)	1,829	(746)

Interest and other expense, net	2,329	502	2,228	2,203	3,253	5,923	5,783

(Loss) income from operations before income taxes	748	173	(2,617)	(19,389)	(22,647)	(15,124)	(8,646)
Provision (benefit) for income taxes	115	(19)	38	172	(36)	495	2,436

Net (loss) income from continuing operations	633	192	(2,655)	$(19,561)	$(22,611)	$(15,619)	$(11,082)

Discontinued Operations:
Income (loss) from discontinued operations	(138)	(3,726)	(9,158)	(18,288)	(8,539)	(3,246)	9,126
Provision (benefit) for income taxes	(15)	187	(11)	(26)	5	68	(221)

Net (loss) income from discontinued operations	(123)	(3,913)	(9,147)	(18,262)	(8,544)	(3,314)	9,347

Net loss	$510	$(3,721)	$(11,802)	$(37,823)	$(31,155)	$(18,933)	$(1,735)

Per Share Data:
Basic (loss) earnings per share:
Continuing operations	$0.04	$0.01	$(0.18)	$(1.35)	$(1.57)	$(1.09)	$(0.74)
Discontinued operations	(0.01)	(0.27)	(0.63)	(1.26)	(0.59)	$(0.23)	$0.63
Total	$0.03	$(0.26)	$(0.81)	$(2.61)	$(2.16)	$(1.32)	$(0.12)
Diluted (loss) earnings per share:
Continuing operations	$0.04	$0.01	$(0.18)	$(1.35)	$(1.57)	$(1.09)	$(0.74)
Discontinued operations	(0.01)	(0.27)	(0.63)	(1.26)	(0.59)	$(0.23)	$0.62
Total	$0.03	$(0.26)	$(0.81)	$(2.61)	$(2.16)	$(1.32)	$(0.12)
Shares used to calculate loss per share:
Basic	14,801,903	14,569,089	14,625,776	14,493,747	14,409,368	14,331,614	14,938,619
Diluted	14,919,189	14,569,089	14,625,776	14,493,747	14,409,368	14,331,614	15,025,023

	December 31,	September 30,
	2012	2012	2011	2010	2009	2008
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$20,873	$18,729	$35,577	$32,924	$64,174	$64,709
Restricted cash	7,564	7,155	—	—	—	—
Working capital	47,901	43,001	61,721	82,202	119,099	125,581
Total assets	165,158	164,713	180,244	207,860	270,653	320,538
Total debt	12,471	10,480	10,498	11,256	28,687	29,644

SELECTED HISTORICAL FINANCIAL INFORMATION OF MISCOR

The following table shows MISCOR’s selected historical consolidated financial data for MISCOR as of and for the periods presented. The financial data as of and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are derived from MISCOR’s audited consolidated financial statements for those periods.

The information in the following table is only a summary and is not indicative of the results of future operations of IES. You should read the following information together with “MISCOR Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page      of this joint proxy statement/prospectus and MISCOR’s Annual Report on Form 10-K for the year ended December 31, 2012, its Amendment No. 1 to such Annual Report and the other information that MISCOR has filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information; Incorporation by Reference.” See also the pro forma information set forth elsewhere in this joint proxy statement/prospectus regarding the proposed merger with IES.

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$49,702	$45,887	$40,782	$31,390	$61,499
Cost of revenues	37,832	36,443	33,835	28,701	48,994

Gross profit	11,870	9,444	6,947	2,689	12,505
Selling, general and administrative expenses	8,796	8,247	17,344	10,991	12,610

Income (loss) from operations	3,074	1,197	(10,397)	(8,302)	(105)
Other (income) expense:
Interest expense	737	969	902	1,018	795
Other (income) expense	24	(426)	178	(610)	(102)

Total other (income) expense	761	543	1,080	408	693

Income (loss) before income taxes	2,313	654	(11,477)	(8,710)	(798)
Provision (benefit) for income taxes	(1,863)	—	—	—	101

Income (loss) from continuing operations	4,176	654	(11,477)	(8,710)	(899)
Loss from discontinued operations	—	—	(412)	(11,758)	(556)

Net income (loss)	$4,176	$654	$(11,889)	$(20,468)	$(1,455)

Basic and Diluted earnings (loss) per common share	$0.35	$0.06	$(1.01)	$(1.74)	$(0.12)
Basic weighted average number of common shares	11,785,826	11,785,826	11,788,185	11,775,245	11,647,828
Diluted weighted average number of common shares	12,050,500	11,785,826	11,788,185	11,775,245	11,647,828

	As of December 31,
	2012	2011	2010	2009	2008
	(in thousands)
Balance Sheet Data:
Total assets	$26,445	$24,784	$27,176	$48,170	$78,790
Current liabilities	9,829	9,760	14,332	22,003	26,398
Long-term liabilities	2,029	4,541	3,015	4,421	9,635
Total liabilities	11,858	14,301	17,347	26,424	36,033
Total stockholders’ equity	14,587	10,483	9,829	21,746	42,757
Total liabilities and stockholders’ equity	26,445	24,784	27,176	48,170	78,790

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined statements of operations data of IES for the year ended September 30, 2012 and for the three months ended December 31, 2012 have been prepared to give effect to the merger, as if the merger had occurred on October 1, 2011. The unaudited pro forma condensed combined balance sheet data as of December 31, 2012 of IES has been prepared to give effect to the merger as if the merger had occurred on December 31, 2012.

The following selected unaudited pro forma condensed combined financial information is not necessarily indicative of the results that might have occurred had the merger taken place on October 1, 2011 for statements of operations purposes, and on December 31, 2012 for balance sheet purposes, and is not intended to be a projection of future results. The selected unaudited pro forma condensed combined financial information does not reflect the effect of asset dispositions, if any, or revenue, cost or other operating synergies that may result from the merger, nor does it reflect the effects of any financing, liquidity or other balance sheet repositioning that may be undertaken (except for the financing directly related to the merger) in connection with or subsequent to the merger. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors” beginning on page     . The following selected unaudited pro forma condensed combined statements of operations data has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements and related notes beginning on page F-1. The unaudited pro forma condensed combined balance sheet data as of December 31, 2012 is derived from an unaudited pro forma balance sheet not included in this joint proxy statement/prospectus.

	Three Months Ended December 31, 2012	Year Ended September 30, 2012
	(in thousands, except per share amounts)
	(unaudited)
Statements of Operations Data:
Revenues	$139,404	$505,098
Income from operations	$3,428	$2,900
Net income from continuing operations	$809	$268
Earnings per common share:
Basic	$0.05	$0.02
Diluted	$0.05	$0.02

As of December 31, 2012
(in thousands)
(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$20,107
Goodwill	$10,669
Total assets	$196,055
Total debt	$22,471
Total stockholders’ equity	$65,210

UNAUDITED COMPARATIVE PER SHARE DATA

The following table summarizes earnings (loss) from continuing operations per share data for IES and MISCOR on a historical basis and for IES on a pro forma condensed combined basis and book value per share data for IES and MISCOR on a historical basis and for IES on a pro forma condensed combined basis, after giving effect to the merger. It has been assumed for purposes of the pro forma condensed combined financial information provided below that the merger was completed on October 1, 2011 for statements of operations purposes, and on December 31, 2012 for the pro forma book value per share data.

The historical basic and diluted earnings (loss) from continuing operations per share information has been derived from the IES and MISCOR consolidated financial statements presented elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined basic and diluted earnings (loss) from continuing operations per share information has been derived from the unaudited pro forma condensed combined statements of operations presented elsewhere in this joint proxy statement/prospectus.

The historical book value per share at period end information has been derived from the IES and MISCOR consolidated financial statements presented elsewhere in this joint proxy statement/prospectus. The unaudited pro forma condensed combined book value per share information as of December 31, 2012 gives effect to the merger but does not give effect to IES’ acquisition of the assets and liabilities of the Acro Energy Group. As a result, the unaudited pro forma condensed combined book value per share information as of December 31, 2012 has been derived from unaudited pro forma condensed combined balance sheet data that is not presented in this joint proxy statement/prospectus.

You should read the information below in conjunction with the financial statements and accompanying notes of IES and MISCOR that are incorporated by reference into this document and with the unaudited pro forma condensed combined financial information included in the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1.

For the Year Ended September 30, 2012	IES	MISCOR
Basic earnings (loss) from continuing operations per share
Historical (1)	$(0.18)	$0.17
Pro forma (2)	$0.02	N/A
Pro forma equivalent (3)	$0.00	N/A
Diluted earnings (loss) from continuing operations per share
Historical (1)	$(0.18)	$0.16
Pro forma (2)	$0.02	N/A
Pro forma equivalent (3)	$0.00	N/A
Book value per share at period end
Historical (4)	$3.55	$1.09
Pro forma	N/A	N/A
Pro forma equivalent	N/A	N/A

For the Three Months Ended December 31, 2012	IES	MISCOR
Basic earnings (loss) from continuing operations per share
Historical (1)	$0.04	$0.16
Pro forma (2)	$0.05	N/A
Pro forma equivalent (3)	$0.01	N/A
Diluted earnings (loss) from continuing operations per share
Historical (1)	$0.04	$0.15
Pro forma (2)	$0.05	N/A
Pro forma equivalent (3)	$0.01	N/A
Book value per share at period end
Historical (4)	$3.57	$1.25
Pro forma (5)	$3.78	N/A
Pro forma equivalent (3)	$0.94	N/A

(1)	Historical basic and diluted earnings (loss) from continuing operations per share data is derived or computed from the historical financial statements of IES and MISCOR for the respective periods.
(2)	Pro forma basic and diluted earnings (loss) from continuing operations per share data is derived from the respective unaudited pro forma condensed combined statements of operations included elsewhere in this proxy statement/prospectus.
(3)	Pro forma equivalent amounts are calculated by multiplying the respective unaudited pro forma per share amounts by the estimated Exchange Ratio of 0.250, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1, which assumptions will not be definitively determined until the Merger Consideration Determination Date.
(4)	Historical book value per share is computed by dividing historical stockholders’ equity by the historical number of shares of common stock outstanding at the end of the respective periods.
(5)	Pro forma book value per share at period end is calculated by dividing the unaudited pro forma condensed combined book value at December 31, 2012 giving effect only to the merger, which data is not included elsewhere in this joint proxy statement/prospectus, by the pro forma number of shares outstanding, assuming the merger was completed on on December 31, 2012.

COMPARATIVE MARKET PRICE AND DIVIDEND DATA

IES common stock trades on the NASDAQ under the symbol “IESC.” MISCOR common stock trades in the OTCQB under the symbol “MIGL.”

The following table presents the closing prices for shares of IES common stock and MISCOR common stock on March 12, 2013, the last trading day before the public announcement of the execution of the merger agreement by IES and MISCOR, and             , 2013, the latest practicable trading day before the date of this joint proxy statement/prospectus. The table also presents the merger consideration equivalent proposed for each share of MISCOR common stock, on a fully-diluted basis. If the closing date of the merger had been on the dates indicated below, MISCOR shareholders would have received, at their election, either the amount of Cash Consideration or Stock Consideration presented below for each share of MISCOR common stock held by them, subject to the Maximum Cash Amount.

Although the merger agreement provides that the Cash Consideration per share of MISCOR common stock shall not be less than $1.415 per share, the number of shares of IES common stock constituting Stock Consideration to be received by MISCOR shareholders will depend on the market value IES common stock. The market price per share of IES common stock and MISCOR common stock will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger, and thus no assurance can be given concerning the market price per share of IES common stock or MISCOR common stock before the completion of the merger or the market price per share of IES common stock after the completion of the merger. We urge you to obtain current market prices for IES common stock and MISCOR common stock before you vote on the merger and before electing the form of merger consideration you wish to receive. See “The Merger Agreement—Merger Consideration,” beginning on page     .

	IES Common Stock		MISCOR Common Stock		Cash Consideration per Share of MISCOR Common Stock		Stock Consideration per Share of MISCOR Common Stock
March 12, 2013		$5.95		$1.30		$1.46		$0.246
, 2013	$		$		$		$

Historical Market Prices

IES common stock trades on the NASDAQ under the symbol “IESC.” MISCOR common stock became eligible to trade on the OTC Bulletin Board on August 1, 2006, under the symbol “MCGL.” In connection with a 25-for-1 reverse stock split of MISCOR common stock, which became effective on January 14, 2008, MISCOR common stock became traded on the OTC Bulletin Board under a new symbol, “MIGL.” During March 2011, MISCOR common stock ceased to be eligible for trading on the OTC Bulletin Board, and is currently trading in the OTCQB under the symbol “MIGL.”

The table below sets forth, for each of the four quarters in the fiscal years ended September 30, 2012 and 2011 and for the first three quarters in the fiscal year ending September 30, 2013:

•	the high and low sale prices per share of IES common stock as reported on the NASDAQ; and

•	the high and low sales prices per share of MISCOR common stock as reported on the OTCQB for the periods indicated.

Sales price information for MISCOR common stock consists of quotations by dealers making a market in MISCOR common stock and may not necessarily represent actual transactions. As a result, the sales price information for MISCOR common stock reflects inter-dealer prices without any mark-ups, mark-downs or commissions. In addition, trading in MISCOR common stock is limited in volume and may not be a reliable indication of its market value. The historical market prices of MISCOR common stock are presented in conformity with IES’ September 30 year end date.

	IES Common Stock		MISCOR Common Stock
Fiscal Years ended September 30	High	Low	High	Low
2013 First Quarter	$5.80	$3.90	$1.20	$1.00
Second Quarter	$6.50	$4.30	$1.47	$1.07
Third Quarter (1)	$6.49	$5.31	$1.45	$1.42
2012 First Quarter	$2.80	$1.85	$0.45	$0.27
Second Quarter	$4.74	$1.85	$0.44	$0.28
Third Quarter	$4.60	$2.74	$1.04	$0.31
Fourth Quarter	$5.00	$2.81	$1.80	$1.00
2011 First Quarter	$3.80	$3.14	$0.35	$0.14
Second Quarter	$4.38	$3.41	$0.35	$0.11
Third Quarter	$3.50	$3.11	$0.48	$0.15
Fourth Quarter	$3.36	$1.88	$0.38	$0.27

(1)	Reflects trading activity through April 19, 2013.

Dividends

Neither IES nor MISCOR has ever paid a cash dividend on its common stock.

IES does not anticipate paying cash dividends on IES common stock in the foreseeable future. IES expects that it will utilize all available earnings generated by its operations and borrowings under its revolving credit facility with Wells Fargo for the development and operation of its business, to retire existing debt, to repurchase its common stock, or to acquire or invest in other businesses. Any future determination as to the payment of dividends will be made at the discretion of the IES board of directors and will depend upon IES’ operating results, financial condition, capital requirements, general business conditions and other factors that the IES board of directors deems relevant. IES is also restricted under its revolving credit facility from paying cash dividends.

The merger agreement generally provides that MISCOR may not declare, set aside or pay any dividend prior to the effective time of the merger or the termination of the merger agreement. In addition, MISCOR’s existing credit facility limits MISCOR’s ability to make restricted payments, which include dividend payments.

The market value of the IES common stock that will be issued in the merger will not be known at the time MISCOR shareholders vote to adopt the merger agreement or at the time IES stockholders vote to approve the issuance of shares of IES common stock in the merger. The above table shows only a historical comparison. IES stockholders and MISCOR shareholders are encouraged to obtain current market quotations for shares of IES and MISCOR common stock and to review carefully the other information contained or incorporated by reference in this joint proxy statement/prospectus in considering whether to approve the applicable merger proposals. See the section entitled “Where You Can Find More Information” on page     .

Holders of IES Common Stock

At the close of business on             , 2013, the record date for the determination of stockholders of IES entitled to receive notice of, and to vote at, the IES Meeting or any adjournments thereof, there were approximately             record holders of IES common and             shares of IES common stock issued and outstanding.

As of March 31, 2013, 15,105,846 shares of IES common stock were issued and outstanding. The following table reflects the anticipated effect of the issuance of shares of IES common stock in the merger with respect to the beneficial ownership of IES common stock as of March 31, 2013 by:

•	each person who is known by IES to own beneficially 5% or more of the outstanding shares of IES common stock;

•	IES’ named executive officers;

•	IES’ current directors; and

•	all of IES’ executive officers and directors as a group.

Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all shares of IES common stock beneficially owned by them, except to the extent this power may be shared with a spouse. Unless otherwise indicated, the address of each stockholder listed below is 5433 Westheimer, Suite 500, Houston, Texas 77056.

	Shares of IES Common Stock Beneficially Owned Prior to the Merger		Shares of IES Common Stock Beneficially Owned After the Merger(14)
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Joseph L. Dowling III(1)	18,299	*	18,299	*
David B. Gendell(2)	20,050	*	20,050	*
Joe D. Koshkin(3)	6,126	*	6,126	*
James M. Lindstrom(4)	247,989	1.64%	247,989	1.43%
Donald L. Luke(5)	48,275	*	48,275	*
William L. Fiedler(6)	3,298	*	3,298	*
Terry L. Freeman(7)	30,791	*	30,791	*
Robert W. Lewey(8)	53,677	*	53,677	*
Gail D. Makode(9)	12,500	*	12,500	*
Directors and executive officers as a group(10)	406,916	2.69%	406,916	2.35%
Jeffrey L. Gendell(11)(12)	8,562,409	56.68%	10,020,742	57.87%
Royce & Associates, LLC(13)	1,468,628	9.72%	1,468,628	8.48%

*	Less than one percent.
(1)	Includes 18,299 Phantom Stock Units that convert to shares of IES common stock when Mr. Dowling leaves the Board for any reason.
(2)	Includes 20,050 Phantom Stock Units that convert to shares of IES common stock when Mr. Gendell leaves the Board for any reason.
(3)	Includes 6,126 Phantom Stock Units that convert to shares of IES common stock when Mr. Koshkin leaves the Board for any reason.
(4)	Includes 8,309 Phantom Stock Units that convert to shares of IES common stock when Mr. Lindstrom leaves the Board for any reason and 200,000 shares of IES common stock issued pursuant to restricted stock grants subject to tenure vesting, of which 100,002 are vested.
(5)	Includes 39,323 Phantom Stock Units which convert to shares of IES common stock when Mr. Luke leaves the Board for any reason.
(6)	Reflects beneficial ownership of Mr. Fiedler, who was an NEO during fiscal 2012, at the time that his employment with the Company terminated on August 31, 2012.
(7)	Reflects beneficial ownership of Mr. Freeman, who was an NEO during fiscal 2012, at the time that his employment with the Company terminated on January 20, 2012.
(8)	Includes 25,561 shares of Common Stock issued pursuant to restricted stock grants subject to tenure vesting, of which 12,613 are vested.

(9)	Includes 12,500 shares of Common Stock issued pursuant to restricted stock grants subject to tenure vesting, of which none are vested.
(10)	Does not include Messrs. Fiedler and Freeman, each of whose employment with IES terminated in 2012.
(11)	According to a Schedule 13D/A filed on July 21, 2011, Jeffrey L. Gendell is the managing member of Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), the general partner of Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”). Mr. Gendell is the managing member of Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), the general partner of Tontine Capital Overseas Master Fund, L.P., a Cayman Islands limited partnership(“TMF”). Mr. Gendell is the managing member of Tontine Management, L.L.C., a Delaware limited liability company (“TM”), the general partner of Tontine Partners, L.P., a Delaware limited partnership (“TP”). Mr. Gendell is the managing member of Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), the general partner of Tontine Capital Overseas Master Fund II, L.P., a Cayman Islands limited partnership (“TCP2”). Mr. Gendell is the managing member of Tontine Overseas Associates, L.L.C.; a Delaware limited liability company (“TOA”). TCM and TCP share voting and dispositive power of 3,099,291 shares of IES common stock. TMF and TCO share voting and dispositive power of 863,097 shares of IES common stock. TM and TP share voting and dispositive power of 2,637,092 shares of IES common stock. TAA and TCP2 share voting and dispositive power of 1,477,646 shares of IES common stock. TOA has sole voting and dispositive power of 477,367 shares of IES common stock. Mr. Gendell has sole voting and dispositive power of 7,916 shares of IES common stock and shared voting and dispositive power of 8,554,493 shares of IES common stock.

The principal business of TMF, TCP, TP and TCP2 is serving as a private investment limited partnership. The principal business of TCM is serving as the general partner of TCP. The principal business of TCO is serving as the general partner of TMF. The principal business of TM is serving as the general partner of TP. The principal business of TOA is managing its assets. The principal business of TAA is serving as the general partner of TCP2. The address of the principal business and principal office of each of the above entities, as well as Mr. Gendell, is One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830.

The shares reported herein were purchased with working capital and on margin. The margin transactions are with UBS Securities LLC and were made on such firm’s usual terms and conditions. All or part of these shares may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the respective entities reporting the ownership. Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker dealers.

All the foregoing shares may be deemed to be beneficially owned by Mr. Gendell. Mr. Gendell disclaims beneficial ownership of the IES common stock reported above for purposes of Section 16(a) under the Securities Exchange Act of 1934, as amended or otherwise, except as to securities directly owned by Mr. Gendell or representing Mr. Gendell’s pro rata interest in, or interest in the profits of such entities.

(12)	The number of shares of IES common stock deemed to be beneficially owned by Mr. Gendell after the merger assumes (i) that Mr. Gendell elects to receive stock consideration in exchange for all 5,833,332 shares of MISCOR common stock deemed to beneficially owned by Mr. Gendell and (ii) an Exchange Ratio of 0.250, based on the assumptions described in Note 3 to the “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page F-1.
(13)	According to a Schedule 13G filed on February 4, 2013, Royce & Associates, LLC, a New York corporation, whose address is 745 Fifth Avenue, New York, New York 10151, has the sole voting and dispositive power for 1,468,628 shares of IES common stock. The Schedule 13G states that Royce & Associates is an Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940.
(14)	The shares of IES common stock beneficially owned after the merger are based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1, which assumptions will not be definitively determined until the Merger Consideration Determination Date.

Holders of MISCOR Common Stock

At the close of business on             , 2013, the record date for the determination of shareholders of MISCOR entitled to receive notice of, and to vote at, the MISCOR Meeting or any adjournments thereof, there were approximately             record holders of MISCOR common and             shares of MISCOR common stock issued and outstanding.

As of March 31, 2013, 11,683,987 shares of MISCOR common stock were issued and outstanding. The following table reflects the beneficial ownership of MISCOR common stock as of March 31, 2013 by:

•	each person who is known by MISCOR to own beneficially 5% or more of the outstanding shares of MISCOR common stock;

•	MISCOR’s current directors; and

•	all of MISCOR’s directors and executive officers as a group.

	Shares of MISCOR Common Stock Beneficially Owned Prior to the Merger(1)
Name of Beneficial Owner	Sole Voting and Investment Power	Shared Voting and Investment Power(2)	Total Number of Shares	Percent of Class(3)
Directors Who are Not Named Executive Officers
William J. Schmuhl, Jr.(4)	10,000	—	10,000	*
John A. Martell	—	2,738,800	2,738,800	23.4%
Michael D. Topa	—	—	—	*
Executive Officers
Michael P. Moore(5)	73,000	—	73,000	*
Marc Valentin(6)	10,000	—	10,000	*
Directors and executive officers as a group(4)(5)(6)	93,000	2,738,800	2,831,800	24.2%
Other 5% Beneficial Owners
Jeffrey L. Gendell(7)	5,833,332	—	5,833,332	49.9%

*	Represents less than 1.0% of the outstanding shares of MISCOR common stock calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. See footnote (3) below.
(1)	Includes shares personally owned of record and shares that, under applicable regulations, are considered to be otherwise beneficially owned.
(2)	Includes shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust, or other contract or property right and shares held by spouses, children, or other relatives over whom the listed person may have influence by reason of relationship.
(3)	Based on, for each shareholder, 11,683,987 shares of MISCOR common stock issued and outstanding as of March 31, 2013 plus, with respect to certain beneficial owners, the number of shares issuable upon exercise of stock options described herein.
(4)	In connection with the purchase by Tontine Capital Partners, L.P. and Tontine Capital Overseas Master Fund, L.P. (collectively, the “Tontine Funds”) of shares of MISCOR common stock, Mr. Martell granted to the Tontine Funds a limited irrevocable proxy to vote his shares of common stock in connection with certain matters described below under “Changes in Control.” On all other matters, Mr. Martell has sole voting power with respect to these shares. Mr. Martell has sole investment power with respect to these shares.
(5)	Includes option to purchase 10,000 restricted shares with a four-year cliff vesting for $0.35 per share should Mr. Moore continue as a MISCOR employee, options to purchase 60,000 shares of MISCOR common stock with four-year cliff vesting for $0.35 per share and 3,000 shares of MISCOR common stock with a three-year restriction purchased through MISCOR’s 2005 Restricted Stock Purchase Plan for $0.01 per share.

(6)	Includes options to purchase 7,000 shares of MISCOR common stock with four-year cliff vesting should Mr. Valentin continue as a MISCOR employee at an exercise price of $0.35 per share and 3,000 shares of MISCOR common stock with a three-year restriction purchased through our 2005 Restricted Stock Purchase Plan for $0.01 per share.
(7)	Includes 4,666,666 shares of MISCOR common stock directly owned by TCP, 1,001,081 shares of common stock directly owned by TMF, and 165,585 shares of common stock directly owned by TCP2. TCM is the general partner of TCP, TCO is the general partner of TMF, and TAA is the general partner of TCP2. Mr. Gendell is the managing member of TCM, TCO, and TAA and in such capacity has voting and investment control over the shares of MISCOR common stock owned by TCP, TMF, and TCP2. Also includes shares of common stock held by John A. Martell with respect to which Mr. Martell granted to the Tontine Funds a limited irrevocable proxy to vote such in connection with certain matters described below under “Changes in Control.” The address of the principal business and principal office of each of the above entities, as well as Mr. Gendell, is One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830.

RISK FACTORS

Before deciding how to vote, you should carefully consider the risks described below, in addition to the risks and uncertainties and all other information contained or incorporated by reference in this joint proxy statement/prospectus, including the matters addressed under “Cautionary Statement Concerning Forward-Looking Statements,” beginning on page     , the risks and uncertainties discussed under “Risk Factors” in the Annual Report on Form 10-K of IES for the fiscal year ended September 30, 2012, as well any other risks discussed in the Quarterly Reports on Form 10-Q of IES filed with the SEC subsequent to such Annual Reports, all of which are incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information,” beginning on page     .

Risk Factors Relating to the Merger

The total consideration that IES will pay to MISCOR shareholders in the merger is based on numerous factors which are subject to fluctuation.

The Cash Consideration and Stock Consideration to be received by MISCOR shareholders in the merger, as described below, are based on numerous factors which are subject to fluctuation and will not be determined until the fifteenth business day prior to the closing date of the merger (the “Merger Consideration Determination Date”).

The total consideration that IES will pay to MISCOR shareholders in the merger is based on an agreed Transaction Value for MISCOR of approximately $24 million, less MISCOR’s Net Debt, which is referred to herein as the Adjusted Transaction Value. As of April 19, 2013, MISCOR’s Net Debt (for the 30-day period ending on that date), was approximately $6.613 million. However, circumstances could result in Net Debt increasing above or decreasing below its current levels, which would affect the total consideration paid to MISCOR shareholders in the merger, as both the Cash Consideration and the Stock Consideration are based, in part, on the Adjusted Transaction Value.

At the effective time of the merger, each outstanding share of MISCOR common stock (other than Dissenting Shares and shares to be canceled pursuant to the terms of the merger agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) Cash Consideration of not less than $1.415 per share, equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt and (y) the number of shares of MISCOR common stock outstanding as of the Merger Consideration Determination Date, including shares issuable upon the exercise of outstanding options and warrants; or (2) Stock Consideration equal to a fraction, the numerator of which is the Cash Consideration and the denominator of which is the IES Common Stock Value; provided, however, that if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share, then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively (the “VWAP Collar”).

As of March 31, 2013, MISCOR had 11,683,987 shares of common stock issued and outstanding. Prior to the Merger Consideration Determination Date, the number of outstanding shares of MISCOR common stock is expected to increase to up to 11,775,066 shares, as the result of the exercise of 90,079 outstanding in-the-money warrants or option, which will adversely affect the total consideration paid to MISCOR shareholders in the merger, as (i) the Cash Consideration is based, part, on the number of shares of MISCOR common stock outstanding on the Merger Consideration Determination Date and (ii) the Stock Consideration is based, in part, on the amount of Cash Consideration.

The Exchange Ratio used to determine the number of shares of IES common stock into which each share of MISCOR common stock will be convertible will fluctuate due to fluctuations in the market value of IES common stock.

The number of shares of IES common stock into which each share of MISCOR common stock will be convertible at the effective time of the merger will be based on the Exchange Ratio, the denominator of which is the 60-day VWAP of IES common stock ending with the Merger Consideration Determination Date. As such, the number of shares of IES common stock constituting the Stock Consideration that MISCOR shareholders may elect to receive in the merger will depend, in part, on the market value of IES common stock. The market price per share of IES common stock and MISCOR common stock will fluctuate between the date of this prospectus and the completion of the merger. Therefore, MISCOR shareholders cannot be sure of the number of shares of IES common stock that they will receive. In addition, because the Exchange Ratio will be determined using a period that ends fifteen business days prior to the closing date of the merger, the number of shares of IES common stock to be issued will likely be different than it would be if the price on the closing date were to be used.

The estimated per share Cash Consideration and Stock Consideration are based on certain estimates, judgments and assumptions that may change or prove to be incorrect.

If the Merger Consideration Determination Date had occurred on April 19, 2013, it is estimated that each MISCOR shareholder would have the right to receive, subject to the terms of the merger agreement, at his or her election, either $1.50 in cash or 0.250 shares of IES common stock for each share of MISCOR common stock issued and outstanding, subject to the Maximum Cash Amount, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1, which assumptions will not be definitively determined until the Merger Consideration Determination Date.

Because the calculations of per share Cash Consideration and Stock Consideration are based on multiple factors, such as the amount of MISCOR’s Net Debt, the number of shares of MISCOR common stock outstanding, the IES Common Stock Value and application of the VWAP Collar, that, pursuant to the terms of the merger agreement, will not be definitively determined until the fifteenth business day prior to the closing date of the merger, certain assumptions with respect to these factors must be made in order to provide IES stockholders and MISCOR shareholders with estimates of the consideration to be received by MISCOR shareholders in the merger. These assumptions, which are are described in detail in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1, are based on management’s best estimates and, as such, may change or prove to be incorrect. Actual amounts may vary from these estimates based on, among other factors, (i) the percentage of MISCOR common stock for which Cash Consideration is elected and the percentage of MISCOR common stock for which Stock Consideration is elected, (ii) the VWAP of IES common stock for the 60 consecutive trading days ending on the Merger Consideration Determination Date, (iii) the IES Common Stock Value falling outside of the VWAP Collar, (iv) the market price of IES common stock on the closing date, and (v) fluctuations in MISCOR’s Net Debt prior to the Merger Consideration Determination Date. If any of the estimates or assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements prove to be materially incorrect, the per share Cash Consideration and Stock Consideration to be received by MISCOR shareholders in connection with the merger could vary materially from the estimates of such consideration set forth herein.

MISCOR shareholders electing to receive Cash Consideration may, as a result of the cap on the aggregate Cash Consideration to be received by MISCOR shareholders pursuant to the merger agreement, receive a form or combination of consideration different from the form they elect.

While each MISCOR shareholder may elect to receive consideration consisting of all Cash Consideration, all Stock Consideration, or a mix of Cash Consideration and Stock Consideration, the aggregate Cash Consideration to be received by MISCOR shareholders pursuant to the merger agreement shall not exceed a threshold, as described in the merger agreement (the “Maximum Cash Amount”), which is an amount equal to the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the merger. Accordingly, if the aggregate amount of cash that would be paid upon conversion of the shares of MISCOR common stock for which MISCOR shareholders elect to receive Cash Consideration (the “Cash Election Shares”) is greater than the Maximum Cash Amount, then the exchange agent will select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (the “Stock Designation Shares”) such that the aggregate amount of cash that will be paid in the merger in respect of the Cash Election Shares that are not Stock Designation Shares equals as closely as practicable the Maximum Cash Amount, and the Stock Designation Shares shall be converted into the right to receive the Stock Consideration. As a result, MISCOR shareholders that make a valid election to receive all or a portion of their merger consideration in the form of Cash Consideration may not receive merger consideration entirely in the form elected.

If you are a MISCOR shareholder and you tender shares of MISCOR common stock to make an election, you will not be able to sell those shares unless you revoke your election prior to the election deadline.

If you are a MISCOR shareholder and want to elect to receive Cash Consideration, Stock Consideration, or a mix of Cash Consideration and Stock Consideration under the merger agreement, you must deliver your stock certificates (or follow the procedures for guaranteed delivery) and a properly completed and signed election form to the exchange agent. You will not be able to sell any shares of MISCOR common stock that you have delivered under this arrangement unless you revoke your election before the election deadline by providing written notice to the exchange agent. If you do not revoke your election, you will not be able to liquidate your investment in MISCOR common stock for any reason until you receive Cash Consideration and/or Stock Consideration pursuant to the merger agreement or until the merger agreement is terminated pursuant to its terms. In the time between delivery of your shares and the closing of the merger or termination of the merger agreement, the market prices of MISCOR common stock and IES common stock may increase or decrease, and you might otherwise want to sell your shares of MISCOR common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment.

The date that MISCOR shareholders will receive their merger consideration is uncertain.

The completion of the merger is subject to certain governmental approvals and the satisfaction or waiver of certain other conditions. While it is currently anticipated that the merger will be completed promptly following the meeting of IES stockholders to approve the issuance of shares of IES common stock (assuming such approval) and the meeting of MISCOR shareholders to approve and adopt the merger agreement (assuming such approval and adoption), the completion date might be later than expected due to delays in satisfying such conditions. Accordingly, we cannot provide MISCOR shareholders with a definitive date on which they will receive the merger consideration.

Any delay in completing the merger and integrating the businesses may reduce the benefits expected to be obtained from the merger.

The merger is subject to a number of conditions that are beyond the control of IES and MISCOR and that may prevent, delay, or otherwise materially adversely affect its completion. See “Merger Agreement—Conditions to Completion of the Merger.” Neither IES nor MISCOR can predict whether or when the conditions to closing will be satisfied. Any delay in completing the merger and integrating the businesses may reduce the benefits that IES and MISCOR expect to achieve in the merger.

The merger may not be completed on a timely basis or at all. Failure to complete the merger could negatively impact the stock price and the future business and financial results of IES and MISCOR.

Neither IES nor MISCOR can assure you that the merger agreement will be adopted by the MISCOR shareholders, that the issuance of the shares of IES common stock will be approved by the IES stockholders, or that the other conditions to the completion of the merger will be satisfied. In addition, both IES and MISCOR have the right to terminate the merger agreement under certain conditions. If the merger is not completed, neither IES nor MISCOR will receive any of the expected benefits of the merger and will be subject to risks and/or liabilities, including the following:

•	failure to complete the merger might be followed by a decline in the market price of MISCOR common stock and/or IES common stock;

•	MISCOR will be required to pay IES termination fees that range from $250,000 of $750,000 if the merger agreement is terminated under certain conditions;

•

IES will be required to reimburse MISCOR for its out-of-pocket and documented expenses incurred in connection with the merger, in an amount not to exceed $250,000, if the merger agreement is terminated under certain conditions;

•	certain costs relating to the merger (such as legal and accounting fees) will be payable by IES and by MISCOR regardless of whether the merger is completed; and

•

the proposed merger may disrupt the businesses of IES and MISCOR and distract their respective management and employees from day-to-day operations, because work related to the merger (including integration planning) requires substantial time and resources, which could otherwise have been devoted to other business opportunities for the benefit of the respective companies.

If the merger is not completed, these risks and liabilities may materially adversely affect IES’ and MISCOR’s business, financial results, financial condition, and stock price.

In addition, there can be no assurance that IES will be successful in obtaining expected financing. Although financing is not a condition to closing of the merger, if IES were not able to obtain the expected financing, or not able to obtain the financing on commercially reasonable terms, it may not receive required third party consents to complete the merger or otherwise might not be able to complete the merger.

The rights of MISCOR shareholders who become IES stockholders in the merger will be governed by IES’ certificate of incorporation and bylaws.

MISCOR shareholders who receive shares of IES common stock in the merger will become IES stockholders. As such, MISCOR shareholder rights will become subject to the Delaware General Corporation Law and they will be governed by IES’ certificate of incorporation and bylaws, rather than MISCOR’s articles of incorporation and bylaws. As a result, there will be material differences between the current rights of MISCOR shareholders, as compared to the rights they will have as IES stockholders. For more information, see “Comparison of Rights of IES Stockholders and MISCOR Shareholders,” beginning on page     .

Some of the directors and executive officers of MISCOR may have personal interests that differ from those of MISCOR’s shareholders and may motivate them to support or approve the merger.

Some of the directors of MISCOR who have recommended the merger to MISCOR shareholders and the executive officers of MISCOR who provided information to the MISCOR board of directors relating to the merger have employment, indemnification and/or severance benefit arrangements, rights to acceleration of restricted stock awards, and rights to ongoing indemnification and insurance that provide them with interests in the merger. Any of these arrangements or benefits may cause these individuals to have interests that may differ from those of the other MISCOR shareholders. The benefits that would result from the merger may have influenced these directors in approving the merger and these executive officers in supporting the merger.

If you are a MISCOR shareholder, you should consider these interests when you consider the recommendation of the MISCOR board of directors that you vote for the adoption of the merger agreement. As a result of these interests, these directors and executive officers may be more likely to support the merger than they would if they did not have these interests. For a discussion of the interests of directors and executive officers in the merger, see “The Merger—Interests of Directors and Executive Officers of MISCOR in the Merger,” beginning on page     .

The merger agreement limits MISCOR’s ability to pursue an alternative to the merger.

The merger agreement prohibits MISCOR from soliciting alternative transactions other than during the limited period that began on the date of the merger agreement and continued until 12:01 a.m. (EST) on the thirty-first

day thereafter. See “The Merger Agreement—Conditions to the Completion of the Merger” on page     . Additionally, pursuant to the terms of the merger agreement, before (i) the MISCOR board of directors changes its recommendation regarding the merger as a result of its receipt of an acquisition proposal, (ii) the MISCOR board of directors recommends an alternative transaction, or (iii) MISCOR enters into an alternative transaction, MISCOR must, among other things, allow IES a four-business day period to make a revised proposal. These provisions limit MISCOR’s ability to pursue offers from third parties that could result in greater value to its shareholders.

MISCOR’s obligation to pay a termination fee may also discourage a third party from pursuing an alternative transaction proposal. Under the merger agreement, MISCOR will be required to pay IES termination fees that range from $250,000 to $750,000 if the merger agreement is terminated under certain conditions. If a termination fee is payable, the payment of this fee could have material and adverse consequences on MISCOR’s financial condition.

Risk Factors Relating to IES Following the Merger

IES may experience difficulties in integrating MISCOR’s business and could fail to realize potential benefits of the merger.

Achieving the anticipated benefits of the merger will depend in part upon whether IES is able to integrate MISCOR’s business in an efficient and effective manner. IES may not be able to accomplish this integration process smoothly or successfully. The difficulties of combining the two companies’ businesses potentially will include, among other things:

•	geographically separated organizations and possible differences in corporate cultures and management philosophies;

•	significant demands on management resources, which may distract management’s attention from day-to-day business;

•

differences in the disclosure systems, compliance requirements, accounting systems, and accounting controls and procedures of the two companies, which may interfere with the ability of IES to make timely and accurate public disclosure; and

•	the demands of managing new locations, new personnel and new lines of business acquired from MISCOR in the merger.

Any inability to realize the potential benefits of the merger, as well as any delays in integration, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of IES common stock following the merger.

Failure to retain key employees of MISCOR could adversely affect IES following the merger.

IES’s performance following the merger could be adversely affected if it is unable to retain certain key employees of MISCOR, which may adversely affect the value of IES common stock following the merger. The loss of the services of one or more of these key employees, including Michael P. Moore, Marc Valentin and James I. DePew, could adversely affect IES’s future operating results because of their experience and knowledge of the business of MISCOR. IES does not currently have any agreements with MISCOR’s senior management regarding their continued employment following the merger.

IES and MISCOR will incur substantial costs in connection with the merger.

IES and MISCOR expect to incur a number of non-recurring transaction fees and other costs associated with completing the merger and combining the operations of the two companies, including legal and accounting fees and potential expenses related to shareholder litigation. These fees and costs will be substantial and many of them will be incurred regardless of whether the merger is consummated. Additional unanticipated costs may also be incurred in the integration of the businesses of IES and MISCOR. If the total costs and indebtedness incurred in completing the merger exceed estimates, the financial results of the combined company may be materially adversely affected, which may adversely affect the value of IES common stock following the merger.

The issuance of shares of IES common stock to MISCOR shareholders in the merger will dilute the ownership interests of current IES stockholders.

After the merger, current IES stockholders will own a significantly smaller percentage of the combined company than they currently own of IES due to the issuance of shares of IES common stock to MISCOR shareholders electing to receive Stock Consideration pursuant to the merger agreement. As a result, the relative percentage ownership interest of current IES stockholders with respect to earnings, voting, liquidation value, book value and market value will be reduced in proportion to the number of shares held by MISCOR shareholders who elect to receive Stock Consideration in the merger and could be further reduced based on the final determination of the Exchange Ratio used to calculate the amount of Stock Consideration to be received by such shareholders. If the merger fails to produce the results that IES and MISCOR anticipate, the acquisition may not be accretive to IES’ stockholders on a per share basis.

If the Merger Consideration Determination Date had occurred on April 19, 2013, current IES stockholders would own in the aggregate approximately 87.2% of the combined corporation (excluding the shares of IES common stock to be issued to Tontine in the merger), based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1, which assumptions will not be definitively determined until the Merger Consideration Determination, and assuming 15,105,846 shares of IES common stock outstanding immediately prior to the effective time of the merger. Consequently, IES stockholders, as a general matter, will have less influence over the management and policies of IES than they currently exercise over the management and policies of IES. See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1 for further discussion of these assumptions and a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders.

IES expects to incur additional debt in connection with the merger, which could impact its financial condition and results of operations.

While IES’ obligation to complete the merger is not conditioned upon its obtaining financing, IES expects to obtain financing to fund some or all of the cash component of the merger consideration, the repayment of outstanding MISCOR debt and the transaction expenses associated with the merger (the “Merger Payments”). On April 10, 2013, IES entered into a commitment letter with Wells Fargo Bank, National Association (“Wells Fargo”), pursuant to which Wells Fargo committed to provide IES, subject to the satisfaction of certain conditions precedent, a new amortizing term loan in a principal amount of up to $14 million under IES’ revolving credit facility with Wells Fargo. Proceeds of the new term loan will be used only to (i) fund Merger Payments, (ii) refinance IES’ existing $5 million term loan with Wells Fargo under its revolving credit facility, and (iii) as otherwise may be permitted by Wells Fargo.

The final size and terms of the new term loan, as well as any draw made by IES thereunder, will depend on, among other things, IES’ liquidity at closing and its funding obligations in connection with the Merger Payments, including (i) the aggregate Cash Consideration to be paid to MISCOR shareholders in connection with the merger and (ii) MISCOR’s debt outstanding at the closing date of the merger. As of April 19, 2013, MISCOR’s Net Debt (for the 30-day period ending on that date), was approximately $6.613 million. MISCOR estimates that its Net Debt as of the Merger Consideration Determination Date could range from $7.300 million to $5.500 million. In order to finance some or all of the Merger Payments, IES expects to utilize its existing cash balances and incur incremental indebtedness of up to $10.0 million under the Acquisition Term Loan.

IES’ increased debt could impact its financial condition and results of operations. In particular, it could:

•

require IES to dedicate an increased portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions, other debt service requirements and other general corporate purposes;

•	place IES at a competitive disadvantage compared to its competitors that have less debt; and

•	limit IES’ ability to borrow additional funds.

Subject to the considerations described above, IES’ total debt at closing is expected to be between $            million and $            million. See “Financing of the Merger,” beginning on page     .

The Unaudited Pro Forma Condensed Combined Financial Statements are based on numerous estimates, judgments and assumptions which are subject to change.

The merger is reflected in the Unaudited Pro Forma Condensed Combined Financial Statements and related notes beginning on page F-1 as being accounted for under the acquisition method of accounting. Under the acquisition method, the total estimated purchase price for the MISCOR transaction will be measured at the closing date of the merger using the market price of IES common stock at that time. Therefore, this may result in a per-share equity value that is different from that assumed for purposes of preparing the Unaudited Pro Forma Condensed Combined Financial Statements. The assets and liabilities of MISCOR have been measured at fair value based on various preliminary estimates using assumptions that IES management believes are reasonable based on the information currently available. Use of different estimates and judgments could yield materially different results. There are limitations on the type of information that can be exchanged between MISCOR and IES at this time. Until the merger is complete, IES will not have complete access to all relevant information.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows. The excess of the purchase price over the estimated amounts of identifiable assets and liabilities of MISCOR as of the effective date of the merger will be allocated to Goodwill. The purchase price allocation is subject to finalization of IES’ analysis of the fair value of the assets and liabilities of MISCOR as of the effective date of the merger. Accordingly, the purchase price allocation in the Unaudited Pro Forma Condensed Combined Financial Statements is preliminary and will be adjusted upon completion of the final valuations. Such adjustments could be material.

Risk Factors Relating to IES Common Stock Following the Merger

The price of IES common stock will continue to fluctuate after the merger and may be affected differently from the separate factors that currently affect the prices of IES common stock and MISCOR common stock.

Holders of MISCOR common stock have the right to elect to receive IES common stock in the merger. IES’ results of operations, as well as the price of IES common stock following the merger, may be affected differently from those factors currently separately affecting IES’ or MISCOR’s results of operations and the prices of IES common stock and MISCOR common stock.

The market value of IES common stock could decline if large amounts of IES common stock are sold following the merger.

Following the merger, stockholders of IES and former shareholders of MISCOR will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Current holders of IES and MISCOR common stock may not wish to continue to invest in the additional operations of the combined company, or for other reasons may wish to dispose of some or all of their interests in the combined company. If, following the merger, large amounts of IES common stock are sold, the price of IES common stock could decline.

Risk Factors Relating to MISCOR’s Business and Operations

MISCOR’s ability to execute its business plan will be impaired if it does not retain key employees.

MISCOR is highly dependent on the efforts and abilities of its senior management and key staff performing technical development, operations, customer support, and sales and marketing functions. These employees are not obligated to continue their employment with MISCOR and may leave at any time. MISCOR does not have “key person” life insurance policies for any of its officers or other employees. The loss of the technical knowledge and management and industry expertise that would result in the event members of MISCOR’s senior management team leave MISCOR could delay the execution of MISCOR’s business strategy and divert management resources. MISCOR’s business also could be adversely affected if any member of management or any other of MISCOR’s key employees were to join a competitor or otherwise compete with MISCOR.

MISCOR faces numerous competitors that have greater financial and other competitive resources than MISCOR has, which could hurt MISCOR’s ability to compete effectively.

The markets in which MISCOR does business are highly competitive. MISCOR does not expect the level of competition it faces to be reduced in the future. An increase in competitive pressures in these markets or MISCOR’s failure to compete effectively may result in pricing reductions, reduced gross margins, and loss of market share. Many of MISCOR’s competitors have longer operating histories, greater name recognition, more customers, and significantly greater financial, marketing, technical, and other competitive resources than MISCOR has. The combined corporation presents the opportunity to leverage MISCOR’s combined resources to improve financial results. However, MISCOR’s competitors may still be able to adapt more quickly to new technologies and changes in customer needs, or to devote greater resources to the development, promotion, and sale of their products and services. While MISCOR believes that its overall product and service offerings distinguish it from its competitors, these competitors could develop new products or services that could directly compete with MISCOR’s products and services.

Changes in operating factors that are beyond MISCOR’s control could hurt MISCOR’s operating results.

MISCOR’s operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond management’s control. These factors include the costs of new technology; the relative speed and success with which MISCOR can acquire customers for its products and services; capital expenditures for equipment; sales, marketing, and promotional activities expenses; changes in its pricing policies, suppliers, and competitors; changes in operating expenses; increased competition in the markets it serves; and other general economic and seasonal factors. Adverse changes in one or more of these factors could hurt MISCOR’s operating results.

MISCOR may be required to conduct environmental remediation activities, which could be expensive and inhibit the growth of our business and MISCOR’s ability to maintain its profitability.

MISCOR is subject to a number of environmental laws and regulations, including those concerning the handling, treatment, storage, and disposal of hazardous materials. These environmental laws generally impose liability on present and former owners and operators, transporters and generators of hazardous materials for remediation of contaminated properties. MISCOR believes that its businesses are operating in compliance in all material respects with applicable environmental laws, many of which provide for substantial penalties for violations. MISCOR cannot assure you that future changes in such laws, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional expenditures. In addition, if MISCOR does not comply with these laws and regulations, it could be subject to material administrative, civil or criminal penalties, or other liabilities. MISCOR may also be required to incur substantial costs to comply with current or future environmental and safety laws and regulations. Any such additional expenditures or costs that MISCOR may incur would hurt its operating results.

Certain raw materials and other materials purchased for MISCOR’s operations have been and may continue to be subject to sudden and significant price increases that MISCOR may not be able to pass along to its customers. This could have an adverse effect on MISCOR’s ability to maintain its profitability.

MISCOR purchase a wide range of commodities and other materials such as copper, aluminum, steel and petroleum-based materials as raw materials and for consumption in its operations. Some of these materials have been and may continue to be subject to sudden and significant price increases. Depending on competitive pressures and customer resistance, MISCOR may not be able to pass on these cost increases to its customers. This would reduce MISCOR’s gross profit margins and would, in turn, make it more difficult for MISCOR to maintain our profitability.

The current changing economic environment poses significant challenges for MISCOR.

Although general economic conditions have improved, the current economic environment continues to present challenges and uncertainties due to macroeconomic circumstances due to the U.S. debt ceiling and European sovereign debt as well as concerns over reduced economic growth in the European Union, which could have unexpected consequences to the U.S. economy. While MISCOR has very limited exposure to Europe and the financial markets, its is nevertheless affected by general economic trends. Many of MISCOR’s customers depend on the availability of credit to purchase MISCOR’s electrical and mechanical products. Continued uncertainties or the return of constrained credit market conditions could have adverse effects on MISCOR’s customers, which would adversely affect MISCOR’s financial condition and results of operations. This continued uncertainty in economic conditions coupled with the on-going weak national economic recovery could have an adverse effect on MISCOR’s revenue and profits.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including the documents incorporated by reference into this joint proxy statement/prospectus, contains certain statements that constitute “forward-looking statements” (as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act), within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which reflect IES’ and MISCOR’s expectations regarding future events. Forward-looking statements are opinions, forecasts, projections, future plans or other statements other than statements of historical fact and are generally identified by words such as “expect,” “anticipate,” “estimate,” “intend,” “may,” “will,” “could,” “would,” “should,” “predict,” “potential,” “plan,” “project,” “likely,” “believe,” “target,” “goal,” “seek” or the negative of these terms or similar expressions. The forward-looking statements involve substantial risks and uncertainties that could significantly affect expected results, and actual future results and stockholder values of the Company, MISCOR and the combined company could differ materially from those described in these statements. Such forward-looking statements include, but are not limited to, statements about the expected value of the merger consideration, benefits of the business combination transaction involving the Company and MISCOR, including future financial and operating results, accretion to the Company’s earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s business strategy, plans, market and other expectations, objectives, intentions and other statements that are not historical facts.

These statements are based upon current expectations and estimates of the respective management of IES and MISCOR, and neither IES nor MISCOR can give any assurance that such expectations will prove to be correct. These statements are only predictions and are not guarantees of performance. These statements are subject to numerous risks and uncertainties that could cause actual outcomes and results to be materially different from those projected or anticipated. In addition to the risks described under “Risk Factors” beginning on page      and in the documents incorporated by reference into this joint proxy statement/prospectus, the following factors, among others, could cause actual results to be materially different from those expressed or implied by any forward-looking statements:

•	the inability to consummate the merger;

•	the inability to achieve, or difficulties and delays in achieving, synergies and cost savings relating to the merger;

•	difficulties and delays in obtaining consents and approvals that are conditions to the completion of the merger;

•	the ability of IES and MISCOR to enter into, and the terms of, future contracts;

•	the impact of governmental laws and regulations;

•	the adequacy of sources of liquidity;

•	the ability of IES to retain certain employees key to the ongoing success of the combined company and the availability of other skilled personnel;

•	the effect of litigation, claims and contingencies, including those that have been filed by certain MISCOR shareholders;

•	the inability to carry out plans and strategies as expected;

•	future capital expenditures and refurbishment, repair and upgrade costs;

•	delays in refurbishment and upgrade projects;

•	the sufficiency of funds for required capital expenditures, working capital and debt service;

•	liabilities under laws and regulations protecting the environment; and

•	the impact of purchase accounting.

Actual results and plans could differ materially from those expressed in any forward-looking statements if underlying assumptions prove incorrect, or if there occurs one or more of the risks or uncertainties described elsewhere in this joint proxy statement/prospectus or in the documents incorporated by reference into this joint proxy statement/prospectus as described under “Where You Can Find More Information,” beginning on page __.

You are cautioned not to place undue reliance on the forward-looking statements made in this joint proxy statement/prospectus or documents incorporated by reference into this proxy statement/prospectus or by representatives of IES or MISCOR. These statements speak only as of the date hereof, or, in the case of statements in any document incorporated by reference, as of the date of such document, or, in the case of statements made by representatives of IES or MISCOR, on the date those statements are made. All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus, and all subsequent written and oral forward-looking statements concerning the merger, the combined company or any other matter addressed in this joint proxy statement/prospectus and attributable to IES, MISCOR or any person acting on behalf of either company, are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Except as otherwise required by applicable law, IES and MISCOR disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. See also “Where You Can Find More Information,” beginning on page     .

THE IES MEETING

This section contains information from IES for IES stockholders about the IES Meeting. Together with this joint proxy statement/prospectus, IES is also sending a notice of the IES Meeting and a form of proxy that is being solicited by the IES board of directors for use at the IES Meeting. The information and instructions contained in this section are addressed to IES stockholders only, and all references to “you” in this section should be understood to be addressed to IES stockholders.

Date, Time, Place and Purposes of the IES Meeting

The IES Meeting will be held on             , 2013, at 9:00 a.m., Central Time, at the IES corporate office located at 5433 Westheimer Road, Suite 500, Houston, Texas 77056 for the following purposes:

1.	to approve the issuance of shares of IES common stock to the MISCOR shareholders in connection with the merger of MISCOR with and into Merger Sub, with Merger Sub surviving the merger as a direct, wholly-owned subsidiary of IES, as set forth in the merger agreement, a copy of which is attached as Annex A to the joint proxy statement/prospectus (Proposal No. 1);

2.	to approve the adjournment of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposal (Proposal No. 2); and

3.	to transact any other business as may properly come before the IES Meeting or any adjournments or postponements thereof.

The approval of Proposal No. 1 is a condition to the completion of the merger. Accordingly, if IES stockholders wish to support the merger, they must approve Proposal No. 1.

The IES board of directors recommends that IES stockholders vote FOR Proposal No. 1 and Proposal No. 2.

For the reasons for these recommendations, see “The Merger—Recommendation of the IES Board of Directors and Its Reasons for the Merger,” beginning on page     .

Who Can Vote at the IES Meeting

Only holders of record of IES common stock at the close of business on             , 2013, the record date for the IES Meeting, are entitled to notice of and to vote at the IES Meeting. On the record date, there were             shares of IES common stock outstanding and entitled to be voted at the IES Meeting held by approximately             stockholders of record. A majority of these shares, present in person or represented by proxy, is necessary to constitute a quorum. Each share of IES common stock is entitled to one vote at the IES Meeting.

Votes Required for Approval

The affirmative vote of the holders of a majority of the votes cast by IES stockholders entitled to vote at the IES Meeting, at which a quorum is present, is required to approve the issuance of shares of IES common stock in the merger.

The affirmative vote of a majority of the votes cast at the IES Meeting is required to approve any adjournment of the IES Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies.

Pursuant to the merger agreement, as a condition to the completion of the merger, IES must also receive the IES Minority Approval, which requires that 50% or more of the votes cast by IES stockholders entitled to vote at the IES Meeting (excluding shares held by certain affiliates of IES and MISCOR) shall not have been voted against IES’ proposal to issue shares of IES common stock in the merger. Any or all of the conditions to the completion of the merger, including the IES Minority Approval, may, to the extent permitted by applicable law, be waived in writing in whole or in part by either IES or MISCOR.

Abstentions and broker non-votes will not be counted either in favor of or against Proposals No. 1 or 2, nor will they be counted either in favor or against Proposal No. 1 for the purpose of determining satisfaction of the IES Minority Approval.

Quorum

A quorum will be present at the IES Meeting if a majority of all the shares of IES common stock issued and outstanding on the IES record date and entitled to vote at the IES Meeting are present in person or represented by proxy at the IES Meeting. Abstentions and broker non-votes will be treated as present at the IES Meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.

Adjournments

If a quorum of IES stockholders is not present in person or represented by proxy at the IES Meeting, the IES Meeting may be adjourned by IES stockholders holding a majority of IES common stock present or represented at the meeting until a quorum is present or represented. In addition, if the adjournment proposal is approved, adjournments of the IES Meeting may be made for the purpose of soliciting additional proxies in favor of Proposal No. 1. No proxy that is voted against Proposal No. 1 will be voted in favor of adjournment of the IES Meeting for the purpose of soliciting additional proxies.

Manner of Voting

We refer to a stockholder who holds IES common stock in the stockholder’s own name (as opposed to being held in the name of their broker, bank or other nominee) as a “holder of record.” Holders of record may vote in person at the IES Meeting or by proxy. IES recommends that holders of record vote by proxy even if they plan to attend the IES Meeting. Holders of record can always revoke their proxy and change their votes at the IES Meeting.

Proxy Voting by Holders of Record

Voting instructions are attached to your proxy card. If you properly submit your proxy to IES in time to vote, one of the individuals named as your proxy will vote your shares at the IES Meeting as you have directed. You may vote for or against any or all of the proposals submitted at the IES Meeting or abstain from voting.

If you are a holder of record, please vote your proxy by mail as provided below. Your submission of proxy authorizes James M. Lindstrom and Gail D. Makode, and each of them, as proxies, each with the power to appoint his or her substitute, to represent and vote your shares.

To submit your proxy by mail:

•	Mark, sign and date your proxy card and return it in the postage-paid envelope provided, or

•	Return it to Integrated Electrical Services, Inc., c/o Secretary, 5075 Westheimer, Suite 890, Houston, Texas 77056.

Only the latest dated proxy received from you will be voted at the IES Meeting.

Voting of Shares Held in “Street Name”

If your shares of IES common stock are not held in your own name but rather by your broker, bank or another nominee, we refer to your shares as being held in “street name” by your nominee. If your shares are held in street name, you must instruct your nominee how to vote your shares.

Your nominee may send to you a separate voting instruction form asking you for your voting instructions. If you do not receive a request for voting instructions from your nominee well in advance of the IES Meeting, IES recommends that you directly contact your nominee to determine how to cause your shares to be voted as you wish.

Unless you give voting instructions, your nominee will not vote your shares on the proposal with respect to the issuance of shares of IES common stock in the merger or any other matter that comes before the IES Meeting. Your shares held in street name will, however, be counted for purposes of determining whether a quorum is present at the IES Meeting.

If you wish to attend the IES Meeting and personally vote your shares held in street name, you must obtain a legally sufficient proxy from your nominee authorizing you to vote your shares held in street name.

How Proxies Will Be Voted

All shares of IES common stock entitled to vote and represented by properly completed proxies received prior to the IES Meeting (unless properly revoked) will be voted at the IES Meeting as instructed on the proxies.

If holders of record who submit a properly completed proxy do not indicate how their shares of IES common stock should be voted on a matter, the shares of IES common stock represented by their proxy will be voted (unless properly withdrawn) as the IES board of directors recommends and therefore will be voted:

•	FOR the proposal to issue shares of IES common stock in the merger, and

•	FOR the proposal to adjourn the IES Meeting to a later date or date, if necessary or appropriate, to allow for the solicitation of additional proxies.

Any proxy that is voted against Proposal No. 1 will also be voted against adjournment of the IES Meeting for the purpose of soliciting additional proxies.

Revoking a Proxy

You may revoke your proxy at any time prior to its exercise by:

•	submitting a new proxy card bearing a later date;

•	giving written notice of the revocation to IES’ corporate secretary before the IES meeting; or

•	attending the IES Meeting and voting in person.

Your attendance at the IES Meeting in person without voting will not automatically revoke your proxy. If you revoke your proxy during the meeting, this will not affect any vote previously taken. If you hold shares in street name and you desire to revoke your proxy, you should follow the instructions provided by your nominee.

Solicitation of Proxies and Expenses

IES and MISCOR will each pay one-half of the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. IES has retained             for a fee of $            , plus certain expenses, to assist in the solicitation of proxies and otherwise in connection with the IES Meeting. IES and             will also request brokers, banks and other nominees holding shares of IES common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners of such shares and will reimburse them for their reasonable expenses in so doing.

IES’ stock transfer agent and registrar, American Stock Transfer & Trust Company, LLC, will also solicit proxies from holders of record of IES common stock for a fee not in excess of its usual fee for serving as IES’ stock transfer agent and registrar. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements and personal solicitations by the directors, officers and employees of IES. No additional compensation will be paid to IES’ directors, officers or employees for their solicitation efforts.

Questions About Voting or the IES Meeting

If you have any questions or need further assistance in voting your shares, please call             at the following numbers:

•	brokers, banks and other nominees call , and

•	holders of record of IES common stock call (toll-free) .

THE MISCOR MEETING

This section contains information from MISCOR for MISCOR shareholders about the MISCOR Meeting. Together with this joint proxy statement/prospectus, MISCOR is also sending a notice of the MISCOR Meeting and a form of proxy that is being solicited by the MISCOR board of directors for use at the MISCOR Meeting. The information and instructions contained in this section are addressed to MISCOR shareholders only, and all references to “you” in this section should be understood to be addressed to MISCOR shareholders.

Date, Time, Place and Purposes of the MISCOR Meeting

The MISCOR Meeting will be held on             , 2013, at 10:00 a.m., Eastern Daylight Time, at the MISCOR corporate office located at 800 Nave Road, SE, Massillon, Ohio 44646, for the following purposes:

1.	to adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus, pursuant to which MISCOR will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct, wholly-owned subsidiary of IES (Proposal No. 1);

2.	to approve the adjournment of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposal (Proposal No. 2); and

3.	to transact any other business as may properly come before the MISCOR Meeting or any adjournments or postponements thereof.

The MISCOR board of directors unanimously recommends that MISCOR shareholders vote FOR Proposal No. 1 and Proposal No. 2.

For the reasons for these recommendations, see “The Merger—Recommendation of the MISCOR Board of Directors and Its Reasons for the Merger,” beginning on page     .

Who Can Vote at the MISCOR Meeting

Only holders of record of MISCOR common stock at the close of business on             , 2013, the MISCOR record date, are entitled to notice of, and to vote at, the MISCOR Meeting. As of that date, there were             shares of MISCOR common stock outstanding and entitled to vote at the MISCOR Meeting, held by approximately             stockholders of record. A majority of these shares, present in person or represented by proxy, is necessary to constitute a quorum. Each share of MISCOR common stock is entitled to one vote at the MISCOR Meeting.

Votes Required for Approval

A majority of the outstanding shares of MISCOR common stock entitled to vote as of the record date must be cast in favor of adoption of the merger agreement for it to be approved. Abstentions and broker non-votes will have the same effect as a vote against Proposal No. 1.

The affirmative vote of a majority of votes cast at the MISCOR Meeting is required to approve any adjournment of the MISCOR Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies. Abstentions and broker non-votes will not be counted either in favor of or against Proposal No. 2.

Pursuant to the merger agreement, as a condition to completion of the merger, MISCOR must also receive the MISCOR Minority Approval, which requires that 50% or more of the votes cast by MISCOR shareholders entitled to vote at the MISCOR Meeting (excluding shares held by certain affiliates of IES and MISCOR) shall not have been voted against MISCOR’s proposal to adopt of the merger agreement. Abstentions and broker non-votes will not be counted either in favor of or against Proposal No. 1 for the purpose of determining satisfaction of the MISCOR Minority Approval. Any or all of the conditions to the completion of the merger, including the MISCOR Minority Approval, may, to the extent permitted by applicable law, be waived in writing in whole or in part by either IES or MISCOR.

Quorum

A quorum will be present at the MISCOR Meeting if a majority of all the shares of MISCOR common stock issued and outstanding on the record date and entitled to vote at the MISCOR Meeting are present in person or represented by proxy at the MISCOR Meeting. Abstentions and broker non-votes will be treated as present at the MISCOR Meeting for purposes of determining the presence or absence of a quorum for the transaction of all business.

Adjournments

If a quorum is not present in person or represented by proxy at the MISCOR Meeting, the Chairman of the MISCOR board of directors or MISCOR shareholders holding a majority of the MISCOR common stock present at the MISCOR Meeting have the power to adjourn the meeting from time to time, without notice other than an announcement at the MISCOR meeting. In addition, the MISCOR Meeting may be adjourned for the purpose of soliciting additional proxies in favor of Proposal No. 1 by a majority of the votes cast, without regard to broker non-votes or abstentions. However, no proxy that is voted against Proposal No. 1 will be voted in favor of adjournment of the MISCOR Meeting for the purpose of soliciting additional proxies.

Manner of Voting

We refer to stockholders who hold their MISCOR common stock in their own name (as opposed to being held in the name of their broker, bank or other nominee) as “holders of record.” Holders of record may vote in person at the MISCOR Meeting or by proxy. MISCOR recommends that holders of record vote by proxy even if they plan to attend the MISCOR Meeting. Holders of record can always revoke their proxy and change their votes at the MISCOR Meeting.

Proxy Voting by Holders of Record

Voting instructions are attached to your proxy card. If you properly submit your proxy to MISCOR in time to vote, one of the individuals named as your proxy will vote your shares at the MISCOR Meeting as you have directed. You may vote for or against any or all of the proposals submitted at the MISCOR Meeting or abstain from voting.

If you are a holder of record, there are three ways to vote your proxy: by telephone, by Internet or by mail. Your submission of proxy authorizes Michael P. Moore and Marc Valentin, and each of them, as proxies, each with the power to appoint his substitute, to represent and vote your shares.

To submit your proxy by Telephone call Toll-Free to             :

•	Use any touch-tone telephone to vote your proxy 24 hours a day, seven days a week until 11:59 p.m. (New York City Time) on , 2013.

•	Please have your proxy card available and follow the simple instructions the voice prompt provides.

To submit your proxy by Internet visit http://www.            :

•	Use the Internet to vote your proxy 24 hours a day, seven days a week until 11:59 p.m. (New York City Time) on , 2013.

•	Please have your proxy card available and follow the simple instructions to obtain your records and create an electronic ballot.

To submit your proxy by mail:

•	Mark, sign and date your proxy card and return it in the postage-paid envelope provided, or

•	Return it to .

Only the latest dated proxy received from you, whether by mail, telephone or internet, will be voted at the MISCOR Meeting. If you submit your proxy by telephone or Internet, please do not mail your proxy form.]

Voting of Shares Held in “Street Name”

If your shares of MISCOR common stock are not held in your own name but rather by your broker, bank or another nominee, we refer to your shares as being held in “street name” by your nominee. If your shares are held in street name you must instruct your nominee how to vote your shares.

Your nominee may send to you a separate voting instruction form asking you for your voting instructions. If you do not receive a request for voting instructions from your nominee well in advance of the MISCOR Meeting, MISCOR recommends that you directly contact your nominee to determine how to cause your shares to be voted as you wish. Your nominee may permit you to instruct the voting of your shares electronically using the telephone or Internet.

Unless you give voting instructions, your nominee will not vote your shares on the proposal to adopt the merger agreement. Shares held in street name but not voted will have the same effect as a vote against adoption of the merger agreement. We therefore urge you to provide voting instructions to your nominee. Your shares held in street name will, however, be counted for purposes of determining whether a quorum is present at the MISCOR Meeting, if your shares are represented at the MISCOR Meeting by your nominee.

How Proxies Will Be Voted

All shares of MISCOR common stock entitled to vote and represented by properly completed proxies received prior to the MISCOR Meeting (unless properly revoked) will be voted at the MISCOR Meeting as instructed on the proxies.

If holders of record who submit a properly completed proxy do not indicate how their shares of MISCOR common stock should be voted on a matter, the shares of MISCOR common stock represented by their proxy will be voted (unless properly withdrawn) as the MISCOR board of directors recommends and therefore will be voted:

•	FOR the proposal adopt the merger agreement, and

•	FOR the proposal to adjourn the MISCOR Meeting to a later date or date, if necessary or appropriate, to allow for the solicitation of additional proxies.

Any proxy that is voted against Proposal No. 1 will also be voted against adjournment of the MISCOR Meeting for the purpose of soliciting additional proxies.

Revoking a Proxy

You may revoke your proxy at any time prior to its exercise by:

•	submitting a new proxy card bearing a later date, or submitting a new proxy by telephone or through the Internet;

•	giving written notice of the revocation to MISCOR’s corporate secretary before the MISCOR meeting; or

•	attending the MISCOR Meeting and voting in person.

Your attendance at the MISCOR Meeting in person without voting will not automatically revoke your proxy. If you revoke your proxy during the meeting, this will not affect any vote previously taken. If you hold shares in street name and you desire to revoke your proxy, you should follow the instructions provided by your nominee.

Tabulation of the Votes

MISCOR has appointed Broadridge Investor Communications, Inc. (“Broadridge”) to serve as the Inspector of Election for the MISCOR Meeting. Broadridge will independently tabulate affirmative and negative votes and abstentions.

Solicitation of Proxies and Expenses

IES and MISCOR will each pay one-half of the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. MISCOR has retained             for a fee of $            , plus certain expenses, to assist in the solicitation of proxies and otherwise in connection with the MISCOR Meeting. IES and             will also request brokers, banks and other nominees holding shares of MISCOR common stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners of such shares and will reimburse them for their reasonable expenses in so doing.

Broadridge, MISCOR’s stock transfer agent and registrar, will also solicit proxies from holders of record of MISCOR common stock for a fee not in excess of its usual fee for serving as MISCOR’s stock transfer agent and registrar. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements and personal solicitations by the directors, officers and employees of MISCOR. No additional compensation will be paid to MISCOR’s directors, officers or employees for their solicitation efforts.

Questions About Voting or the MISCOR Meeting

If you have any questions or need further assistance in voting your shares, please call             at the following numbers:

•	brokers, banks and other nominees call ; and

•	holders of record of MISCOR common stock call (toll-free) .

DESCRIPTION OF CAPITAL STOCK OF IES

General

IES’ authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2013, 15,105,846 shares of IES common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

The following summary of the terms and provisions of IES common stock and preferred stock does not purport to be complete and is qualified in its entirety by reference to IES’ Second Amended and Restated Certificate of Incorporation, as amended, its Bylaws and its Tax Benefit Protection Plan Agreement, dated as of January 28, 2013 (the “Rights Agreement”), between IES and American Stock Transfer & Trust Company, LLC, as Rights Agent. The terms of IES’ capital stock may also be affected by the DGCL.

Common Stock and Restricted Common Stock

The holders of IES common stock are entitled to one vote for each share on all matters voted upon by IES stockholders, including the election of directors. IES common stockholders are not entitled to vote cumulatively for the election of directors. Holders of a majority of the shares of IES common stock entitled to vote in any election of IES directors may elect all of the directors standing for election.

Subject to the rights of any then-outstanding shares of preferred stock, holders of IES common stock are entitled to participate in dividends declared in the discretion of the IES board of directors out of funds legally available therefor. IES has never paid cash dividends on its common stock, and it does not anticipate paying cash dividends on its common stock in the foreseeable future. Any future determination as to the payment of dividends will be made at the discretion of the IES board of directors and will depend upon IES’ operating results, financial condition, capital requirements, general business conditions and other factors that the IES board of directors deems relevant. IES is also restricted under its revolving credit facility from paying cash dividends.

Holders of IES common stock are entitled to share ratably in the net assets of IES upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. Holders of IES common stock have no preemptive rights to purchase shares of IES common stock. Shares of IES common stock are not subject to any redemption provisions and are not convertible into any other securities of IES. All outstanding shares of IES common stock are fully paid and non-assessable.

Each outstanding share of IES common stock includes one preferred stock purchase right issued under the Rights Agreement, which is summarized below.

IES’ common stock is listed on the NASDAQ under the symbol “IESC.”

Preferred Stock

Preferred stock may be issued from time to time by the IES board of directors as shares of one or more classes or series. Subject to the provisions of IES’ Second Amended and Restated Certificate of Incorporation and limitations prescribed by law, the IES board of directors is expressly authorized to adopt resolutions to issue the shares, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock, in each case without any further action or vote by the IES stockholders.

One of the effects of undesignated preferred stock may be to enable the IES board of directors to render more difficult or to discourage an attempt to obtain control of IES by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of IES’ management. The issuance of shares of preferred stock pursuant to the IES board of directors’ authority described above may adversely affect the rights of the holders of IES common stock. For example, preferred stock that IES issues may rank prior to IES common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of IES common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for IES common stock at a premium or may otherwise adversely affect the market price of IES common stock.

Series A Junior Participating Preferred Stock

On January 24, 2013, the IES board of directors declared a dividend of one preferred share purchase right (a “right”) for each outstanding share of IES common stock. The dividend was payable to the stockholders of record as of the close of business on February 19, 2013 (the “record date”). Each right represents a right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of IES at a price of $20.00 (the “Purchase Price”). The following summary of the rights does not purport to be complete and is qualified in its entirety by reference to that certain Tax Benefit Protection Plan Agreement, dated as of January 28, 2013 (the “Rights Agreement”), between IES and American Stock Transfer & Trust Company, LLC, as Rights Agent. The Board of Directors adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on IES’ ability to use its net operating loss carry forwards (the “NOLs”) to reduce potential future federal income tax obligations.

Distribution Date; Acquiring Persons, Transfer of Rights. Initially, the rights will be attached to all common stock certificates (or book entry shares) representing shares of IES common stock then outstanding, and no separate right certificates will be distributed. Subject to certain exceptions specified in the Rights Agreement, the rights will separate from the common stock and a distribution date will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 4.95% or more of the outstanding shares of IES common stock (the “Stock Acquisition Date”) and (ii) ten (10) business days following the commencement of, or the first public announcement of a person’s intention to commence, a tender offer or exchange offer that would result in a person or group beneficially owning 4.95% or more of the outstanding shares of IES common stock. The definition of Acquiring Person excludes any Exempt Person (as defined below) and any person who would become an Acquiring Person solely as a result of an Exempt Transaction (as defined below). Until the distribution date, (i) the rights will be evidenced by the common stock certificates (or book entry shares in respect of the common stock) and will be transferred with and only with such common stock certificates (or book entry shares in respect of the common stock), (ii) new common stock certificates (or book entry shares in respect of the common stock) after the record date will contain a notation incorporating the Rights Agreement by reference and, with respect to any uncertificated book entry shares issued after the record date, proper notice will be provided that incorporates the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for common stock (or book entry shares of common stock) outstanding will also constitute the transfer of the rights associated with the common stock represented by such certificate or book entry shares.

As soon as practicable after the distribution date, right certificates will be mailed to holders of record of IES common stock as of the close of business on the distribution date. Thereafter, the separate right certificates alone will represent the rights. Except as otherwise determined by the IES board of directors, only shares of IES common stock issued prior to the distribution date will be issued with rights.

Exempt Persons. The following persons are “Exempt Persons” as defined under the Rights Agreement:

(i) Any person who, together with its affiliates and associates, is the beneficial owner of IES common stock, options and/or warrants exercisable for shares of common stock representing 4.95% or more of the shares of IES common stock outstanding on January 24, 2013 will be an “Exempt Person.” However, any such person will no longer be treated as an Exempt Person and will be deemed an Acquiring Person if such person, together with its affiliates and associates, thereafter becomes the beneficial owner of securities representing a percentage of the outstanding IES common stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of IES common stock beneficially owned by such person at any time since January 24, 2013, excluding increases in percentage ownership of IES common stock attributable to any (x) grant or adjustment of an equity compensation award to such person by IES or (y) repurchase or redemption of IES common stock by IES.

(ii) In addition, any person who, together with its affiliates and associates, becomes the beneficial owner of IES common stock, options and/or warrants exercisable for shares of IES common stock representing 4.95% or more of the shares of IES common stock then outstanding because of a reduction in the number of outstanding shares of IES common stock as the result of a purchase of common stock by IES or any of its subsidiaries will also be an “Exempt Person.” However, any such person will no longer be treated as an Exempt Person and will be deemed an Acquiring Person if such person, together with its affiliates and associates, thereafter becomes the beneficial owner of a percentage of the outstanding IES common stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of the outstanding IES common stock beneficially owned by such person at any time since such person first beneficially owned 4.95% or more of the common stock, excluding increases in percentage ownership of IES common stock attributable to any (x) grant or adjustment of an equity compensation award to such person by IES or (y) repurchase or redemption of shares of common stock by IES.

(iii) In addition, any person who, together with its affiliates and associates, is the beneficial owner of IES common stock, options and/or warrants exercisable for shares of IES common stock representing 4.95% or more of the outstanding IES common stock, and whose beneficial ownership is determined by the IES board of directors, in its sole discretion, (x) not to jeopardize or endanger the unrestricted availability to IES of its tax benefits or (y) to be in the best interests of IES, will be an “Exempt Person.” However, any such person shall no longer be treated as an Exempt Person and will be deemed an Acquiring Person if (A) such person, together with its affiliates and associates, thereafter becomes the beneficial owner of a percentage of IES common stock that exceeds by one-half of one percent (0.5%) or more the lowest percentage of IES common stock beneficially owned by such person at any time since such person first beneficially owned 4.95% or more of the common stock, excluding increases in beneficial ownership of IES common stock attributable to any (I) grant or adjustment of an equity compensation award to such person by IES or (II) repurchase or redemption of common stock by IES, or (B) the IES board of directors, in its sole discretion, determines that such person’s beneficial ownership (together with its affiliates and associates) may jeopardize or endanger the unrestricted availability to IES of its tax benefits or not be in the best interests of IES.

A purchaser, assignee or transferee of shares of IES common stock (or options or warrants exercisable for IES common stock) from an Exempt Person will not thereby become an Exempt Person, except that a transferee who receives IES common stock as a bequest or inheritance from the estate of an Exempt Person shall be an Exempt Person so long as such transferee continues to be the beneficial owner of 4.95% or more of the then outstanding shares of IES common stock.

Exempt Transactions. The following transactions shall be “Exempt Transactions” under the Rights Agreement: any transaction that the IES board of directors determines, in its sole discretion, is exempt from the Rights Agreement, which determination shall be made in the sole and absolute discretion of the IES board of directors prior to the date of such transaction, including, without limitation, if the IES board of directors determines that (i) neither the beneficial ownership of shares of IES common stock by any person, directly or indirectly, as a result of such transaction nor any other aspect of such transaction would jeopardize or endanger the unrestricted availability to IES of its tax benefits or (ii) such transaction is otherwise in the best interests of IES. In granting an exemption for an “Exempt Transaction,” the IES board of directors may require any person who would otherwise be an Acquiring Person to make certain representations or undertakings or to agree that any violation or attempted violation of such representations or undertakings will result in such consequences and subject the person to such conditions as the IES board of directors may determine in its sole discretion, including that any such violation shall result in such person becoming an Acquiring Person.

Exercisability; Expiration. The rights are not exercisable until the distribution date and will expire on the earliest of (i) the close of business on December 31, 2017, (ii) the close of business on December 31, 2015 if stockholder approval of the Rights Agreement has not been received by or on such date, (iii) adjournment of the third annual meeting of stockholders of IES after the date of the Rights Agreement if stockholder approval of the Rights Agreement has not been received by such date, (iv) the repeal of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and any successor statute or any other change of law if, as a result of such change of law, the IES board of directors determines that the Rights Agreement is no longer necessary or desirable for the preservation of certain tax benefits, and (v) the beginning of the first taxable year of IES to which the IES board of directors determines that certain tax benefits may not be carried forward. At no time will the rights have any voting power.

If, an Acquiring Person becomes the beneficial owner of 4.95% or more of the outstanding shares of IES common stock, each holder of a right will thereafter have the right to receive, upon exercise, IES common stock (or, in certain circumstances, cash, property or other securities of IES), having a value equal to two times the exercise price of the right. The exercise price is the Purchase Price times the number of shares of IES common stock associated with each right (initially, one). Notwithstanding any of the foregoing, following the occurrence of an Acquiring Person becoming such (a “Flip-In Event”), all rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. However, rights are not exercisable following the occurrence of a Flip-In Event until such time as the rights are no longer redeemable by IES as set forth below.

For example, at an exercise price of $20.00 per right, each right distributed in respect of shares of IES common stock not owned by an Acquiring Person (or by certain related parties) following a Flip-In Event would entitle its holder to purchase $40.00 worth of IES common stock (or other consideration, as noted above) for $20.00. If the common stock at the time of exercise had a market value per share of $4.00 per share, the holder of each valid right would be entitled to purchase 10 shares of IES common stock for $20.00.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder of IES, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to IES, shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for IES common stock (or other consideration) as set forth above or in the event the rights are redeemed.

Anti-Dilution Provisions. The Purchase Price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the then-current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

Exchange. At any time after the Stock Acquisition Date, the IES board of directors may exchange the rights (other than rights owned by an Acquiring Person), in whole or in part, at an exchange ratio equal to one (1) share of IES common stock per right (subject to adjustment).

Redemption. At any time until ten (10) days following the Stock Acquisition Date, IES may redeem the rights in whole, but not in part, at a price of $0.001 per right. Immediately upon action by the IES board of directors ordering redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $0.001 redemption price.

Amendments. Other than those provisions relating to the principal economic terms of the rights, any of the provisions of the Rights Agreement may be amended by the IES board of directors prior to the distribution date. After the distribution date, the provisions of the Rights Agreement may be amended by the IES board of directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the rights are not redeemable.

Statutory Business Combination Provision

IES is subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an “interested stockholder” for a period of three years from the date that such person became an interested stockholder unless: (1) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans) or (3) on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder. Under Section 203, an “interested stockholder” is defined as any person who is the owner of 15% or more of the outstanding voting stock of the corporation or an affiliate or associate of the corporation and who became the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its certificate of incorporation or bylaws, by action of its stockholders, to exempt itself from coverage. IES has not adopted such an amendment to IES’ Second Amended and Restated Certificate of Incorporation or Bylaws. As of March 31, 2013, Tontine, the controlling shareholder of IES common stock, owned 56.7% of IES common stock. However, as the transaction which resulted in Tontine becoming an “interested stockholder” was approved by the IES board of directors, Tontine is exempt from application of Section 203.

Limitation on Directors’ Liability

Pursuant to IES’ Second Amended and Restated Certificate of Incorporation and Delaware law, IES’ directors are not liable to IES or its stockholders for monetary damages for breach of fiduciary duty, except for liability in connection with a breach of the duty of loyalty, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit. IES has entered into indemnification agreements with certain of its directors and executive officers that indemnify those persons to the fullest extent permitted by IES’ Second Amended and Restated Certificate of Incorporation, its Bylaws and the DGCL. IES has also obtained directors’ and officers’ liability insurance. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

IES’ Second Amended and Restated Certificate of Incorporation and Bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control of IES or an unsolicited acquisition proposal that an IES stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by IES stockholders. These provisions are summarized in the following paragraphs.

Supermajority Voting. IES’ Second Amended and Restated Certificate of Incorporation requires the approval of the holders of at least 75% of the then-outstanding shares of IES’ capital stock entitled to vote thereon and the approval of the holders of at least 75% of the then-outstanding shares of each class of stock voting separately as a class on, among other things, certain amendments to IES’ Second Amended and Restated Certificate of Incorporation. The IES board of directors may amend, alter, change or repeal IES’ Bylaws, or adopt new Bylaws by the affirmative vote of a majority of the IES board of directors at any meeting and without the assent or vote of the IES stockholders. The Bylaws may be also be altered, amended or repealed, or new Bylaws may be adopted, upon the affirmative vote of holders of at least a majority of the shares of IES common stock entitled to vote thereon.

Authorized but Unissued or Undesignated Capital Stock. IES’ authorized capital stock consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of March 31, 2013, 15,105,846 shares of IES common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the IES board of directors in one or more transactions. In this regard, IES’ Second Amended and Restated Certificate of Incorporation grants the IES board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the authority granted to the IES board of directors, as described above, could decrease the amount of earnings and assets available for distribution to holders of IES common stock and adversely affect the rights and powers, including voting rights, of such holders and may also have the effect of delaying, deferring or preventing a change in control of IES. The IES board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special Meeting of Stockholders. IES’ Bylaws provide that special meetings of IES stockholders may only be called by (1) the Chairman of the board of directors upon the written request of the board of directors pursuant to a resolution approved by a majority of the board of directors or (2) upon the receipt of the written request of the holders of at least 25% of the outstanding shares of IES common stock.

Stockholder Action by Written Consent. IES’ Second Amended and Restated Certificate of Incorporation and Bylaws generally provide that any action required or permitted by IES’ stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by any written consent of the stockholders.

Notice Procedures. IES’ Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as director and amendments to IES’ Second Amended and Restated Certificate of Incorporation or Bylaws to be brought before annual meetings of the IES stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to IES’ corporate secretary prior to the annual meeting. Generally, to be timely, notice must be received at IES’ principal executive offices not less than 80 days prior to an annual meeting (or if fewer than 90 days’ notice or prior public disclosure of the date of the annual meeting is given or made by IES, not later than the tenth day following the date on which the notice of the date of the annual meeting was mailed or such public disclosure was made). The notice must contain certain information specified in the Bylaws, including a brief description of the business desired to be brought before the annual meeting and certain information concerning the stockholder submitting the proposal.

Rights Agreement

On January 28, 2013, the IES board of directors adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on IES’ ability to use NOLs to reduce potential future federal income tax obligations. IES has experienced and may experience in the future substantial operating losses, and under the Code and rules promulgated by the Internal Revenue Service, IES may “carry forward” these losses in certain circumstances to effect any current and future earnings and thus reduce IES’ federal income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs do not otherwise become limited, IES believes that it will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to IES. However, if IES experiences an “ownership change”, as defined in Section 382 of the Code, its ability to use the NOLs will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

The Rights Agreement is designed to deter an acquisition of IES common stock in excess of a threshold amount that could trigger a “change of control” within the meaning of Section 382 of the Code. The Rights Agreement is designed to effectively dilute the ownership of any Acquiring Person through the offering of rights to IES’ other shareholders that could be exercised upon the Acquiring Person’s acquisition of IES common stock in excess of the threshold amount. There can be no assurance that the Rights Agreement will be effective in deterring a change of control or protecting the NOLs. For additional information on the rights and the Rights Agreement, see “—Series A Junior Participating Preferred Stock” above.

Transfer Agent and Registrar

The transfer agent and registrar for IES common stock is American Stock Transfer & Trust Company, LLC.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion addresses the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of MISCOR common stock. The discussion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to U.S. holders (as defined below) that hold their MISCOR common stock as a capital asset within the meaning of Section 1221 of the Code, each of which we refer to in this document as a “holder.” Further, this discussion does not address all aspects of United States federal taxation that may be relevant to a particular stockholder in light of its personal circumstances or to stockholders subject to special treatment under the United States federal income tax laws, including:

•	banks or trusts,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currency,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	pass-through entities and investors in such entities,

•	foreign persons,

•	holders that exercise appraisal rights,

•	regulated investment companies and real estate investment trusts,

•	broker-dealers,

•	holders liable for the alternative minimum tax,

•	holders that have a functional currency other than the U.S. dollar,

•	holders who received their MISCOR common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation, and

•	holders who hold MISCOR common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of MISCOR common stock who is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions; (iii) an estate that is subject to U.S. federal income tax on its income regardless of its source; or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that has made a valid election to be treated as a United States person for U.S. federal income tax purposes.

This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for United States federal income tax purposes) or persons that hold their MISCOR common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of MISCOR common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the particular tax consequences of the merger to them.

Each holder of MISCOR common stock should consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Consequences of the Merger Generally. The completion of the merger is conditioned upon the delivery by tax counsel to MISCOR, of its opinion to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that the merger agreement constitutes a “plan of reorganization” within the meaning of Section 368 of the Code. This opinion condition will not be waivable after the MISCOR shareholders have approved the proposal to adopt the merger agreement if such waiver would require further stockholder approval to be obtained, unless further approval of the MISCOR shareholders is obtained with appropriate disclosure. This opinion is not binding on the Internal Revenue Service or the courts, and neither IES nor MISCOR intends to request a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the representations or assumptions upon which such opinion is based are inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. The remainder of this discussion assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

The United States federal income tax consequences of the merger to a holder generally will depend on whether the holder exchanges its MISCOR common stock for cash, IES common stock or a combination of cash and IES common stock.

Exchange Solely for Cash. In general, if, pursuant to the merger, a holder exchanges all of the shares of MISCOR common stock actually owned by it solely for cash, that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of MISCOR common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the holder’s holding period with respect to the MISCOR common stock surrendered is more than one year at the effective time of the merger. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Although the law is unclear, if, however, the holder constructively owns shares of MISCOR common stock that are exchanged for shares of IES common stock in the merger or otherwise owns shares of IES common stock actually or constructively after the merger, the consequences to that holder may be similar to the consequences described below under the heading “—Exchange for IES Common Stock and Cash,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of that holder’s gain.

Exchange Solely for IES Common Stock. If, pursuant to the merger, a holder exchanges all of the shares of MISCOR common stock actually owned by it solely for shares of IES common stock, that holder will not recognize any gain or loss except in respect of cash received instead of a fractional share of IES common stock (as discussed below). The aggregate adjusted tax basis of the shares of IES common stock received in the merger (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of MISCOR common stock surrendered for the IES common stock, and the holding period of the IES common stock (including fractional shares deemed received and redeemed as described below) will include the period during which the shares of MISCOR common stock were held.

Exchange for IES Common Stock and Cash. If, pursuant to the merger, a holder exchanges all of the shares of MISCOR common stock actually owned by it for a combination of IES common stock and cash, the holder will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the IES common stock received pursuant to the merger over that holder’s adjusted tax basis in its shares of MISCOR common stock surrendered) and (2) the amount of cash received pursuant to the merger (excluding any cash received in lieu of a fractional share of IES common stock). For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Holders should consult their tax advisors regarding the manner in which cash and IES common stock should be allocated among different blocks of MISCOR common stock. Any recognized gain will generally be long-term capital gain if the holder’s holding period with respect to the MISCOR common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate tax basis of IES common stock received (including fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of MISCOR common stock for a combination of IES common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of MISCOR common stock surrendered for IES common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of IES common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange. The holding period of the IES common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of MISCOR common stock surrendered.

Possible Treatment of Cash as a Dividend. Any gain recognized by a holder may be treated as a dividend for U.S. federal income tax purposes to the extent of the holder’s ratable share of MISCOR’s accumulated “earnings and profits.” In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of IES. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of MISCOR common stock solely for IES common stock and then IES immediately redeemed, which we refer to in this document as the “deemed redemption,” a portion of the IES common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of IES. In general, that determination requires a comparison of (1) the percentage of the outstanding stock of IES that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of IES that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.

The IRS has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis; accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, each holder that may be subject to these rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Received Instead of a Fractional Share. A holder who receives cash instead of a fractional share of IES common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of MISCOR common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of MISCOR common stock is more than one year at the effective time of the merger. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Certain Tax Reporting Rules. Under applicable Treasury regulations, “significant holders” of MISCOR stock generally will be required to comply with certain reporting requirements. A MISCOR common stockholder should be viewed as a “significant holder” if, immediately before the merger, such holder held 5% or more, by vote or value, of the total outstanding MISCOR common stock. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the consummation of the merger. That statement must set forth the holder’s tax basis in, and the fair market value of, the shares of MISCOR common stock surrendered pursuant to the merger (both as determined immediately before the surrender of shares), the date of the merger, and the name and employer identification number of IES, MISCOR, and Merger Sub, and the holder will be required to retain permanent records of these facts. You should consult your tax advisor as to whether you may be treated as a “significant holder.”

Information Reporting and Backup Withholding. Payments of cash pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the recipient provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

THE MERGER AGREEMENT

The following summary describes material provisions of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. The provisions of the merger agreement are complicated and not easily summarized. This summary may not contain all of the information about the merger agreement that is important to you. You are encouraged to carefully read the merger agreement in its entirety for a more complete understanding of the terms and conditions of the merger.

The merger agreement and the following summary have been included to provide you with information regarding the terms of the merger agreement and the transactions described in this proxy statement/prospectus. Neither IES nor MISCOR intends the merger agreement or any of its terms to constitute a source of business or operational information about IES or MISCOR. The representations and warranties in the merger agreement are made as of a specified date, are tools used to allocate risk between the parties, are subject to contractual standards of knowledge and materiality, are modified or qualified by information contained in the parties’ public filings and in the disclosure schedules exchanged by the parties and should not be relied on by any person or entity other than IES, MISCOR or Merger Sub for any purpose. Business and operational information regarding IES and MISCOR can be found elsewhere in this proxy statement/prospectus and in the other public documents that IES and MISCOR file with the SEC. See “Where You Can Find More Information; Incorporation By Reference.”

Structure of the Merger

Subject to the conditions of the merger agreement, MISCOR will merge with and into Merger Sub, with Merger Sub surviving the merger as a wholly-owned subsidiary of IES. Upon the effectiveness of the merger, the separate corporate existence of MISCOR will cease.

Effective Time of the Merger

The closing of the merger and the other transactions contemplated by the merger agreement are expected to occur, subject to the satisfaction or waiver of all closing conditions, promptly following the IES Meeting and the MISCOR Meeting. The merger will become effective immediately when the certificate of merger is accepted for filing by the Secretary of State of Delaware (or such later time as set forth in the certificate of merger and agreed to by the parties). In this joint proxy statement/prospectus, the time when the merger becomes effective is referred to as the effective time of the merger.

Merger Consideration

General

At the effective time of the merger, each outstanding share of MISCOR common stock (other than Dissenting Shares and shares to be canceled pursuant to the terms of the merger agreement) will be converted into the right to receive merger consideration comprised of, at the election of the holder, either: (1) Cash Consideration of not less than $1.415 per share, equal to the quotient obtained by dividing (x) the difference between $24.0 million and the amount of MISCOR’s Net Debt and (y) the number of shares of MISCOR common stock outstanding as of the Merger Consideration Determination Date, including shares issuable upon the exercise of outstanding options and warrants; or (2) Stock Consideration equal to a fraction, the numerator of which is the Cash Consideration and the denominator of which is the IES Common Stock Value; provided, however, that if the IES Common Stock Value is less than $4.024 per share or greater than $6.036 per share, then the IES Common Stock Value will be $4.024 per share or $6.036 per share, respectively.

If the Merger Consideration Determination Date had occurred on April 19, 2013, it is estimated that each MISCOR shareholder would have the right to receive, subject to the terms of the merger agreement, at his or her election, either $1.50 in cash or 0.250 shares of IES common stock for each share of MISCOR common stock issued and outstanding, subject to the Maximum Cash Amount, based on the assumptions described in Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1, which assumptions will not be definitively determined until the Merger Consideration Determination Date. See Note 3 to the Unaudited Pro Forma Condensed Combined Financial Statements beginning on page F-1 for further discussion of these assumptions and a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders.

Proration of Cash Consideration

MISCOR shareholders have the right to elect to receive all Cash Consideration, all Stock Consideration or a mix of Cash Consideration and Stock Consideration, provided, however, that the aggregate Cash Consideration to be paid in the merger shall not exceed a threshold (the “Maximum Cash Amount”) equal to the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the merger. If the aggregate amount of cash that would be paid upon conversion of the shares of MISCOR common stock with respect to which MISCOR shareholders elect to receive Cash Consideration (the “Cash Election Shares”) is greater than the Maximum Cash Amount, then the exchange agent shall select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (the “Stock Designation Shares”) such that the aggregate amount of cash that will be paid in the merger in respect of the Cash Election Shares that are not Stock Designation Shares equals as closely as practicable the Maximum Cash Amount, and the Stock Designation Shares shall be converted into the right to receive the Stock Consideration. See “Risk Factors — Risks Relating to the Merger — MISCOR shareholders electing to receive Cash Consideration may, as the result of the cap on the aggregate Cash Consideration to be received by MISCOR shareholders pursuant to the merger agreement, receive a form or combination of consideration different from the form they elect.”

Distributions

If, between the date of the merger agreement and the effective time of the merger, the shares of MISCOR common stock or IES common stock are changed into a different number or class of shares by reason of any stock split, combination, merger, consolidation, reorganization or other similar transaction, or any distribution of shares of MISCOR common stock or IES common stock shall be declared with a record date within that period, appropriate adjustments will be made to the per share Stock Consideration and per share Cash Consideration to have the same economic effect as was contemplated by the merger agreement prior to giving effect of such event.

No Fractional Shares

No fractional shares of IES common stock will be issued to any holder of MISCOR common stock in connection with the merger. IES will convert into cash to the nearest whole cent each fractional share that would otherwise be issued. No interest will be paid or accrued on cash payable in lieu of fractional shares of IES common stock. Further, no fractional share will be entitled to vote or have any other rights of an IES stockholder.

Election Procedures

General

The election form and other appropriate and customary transmittal materials will be mailed to MISCOR shareholders of record as of the close of business on the record date for the MISCOR Meeting, at the same time as this joint proxy statement/prospectus is mailed or as IES and MISCOR may otherwise agree. IES will make election forms available upon reasonable request to persons who become MISCOR shareholders after the record date for the MISCOR Meeting but before the election deadline described below.

The election form will allow each MISCOR shareholder (other than a holder of Dissenting Shares) to specify (i) the number of shares of MISCOR common with respect to which such holder elects to receive the Cash Consideration, (ii) the number of shares of MISCOR common stock with respect to which such holder elects to receive the Stock Consideration or (iii) that such holder makes no election with respect to such holder’s MISCOR common stock (“Non-Election Shares”). The election must be made prior to the election deadline. Unless extended or otherwise agreed upon by IES and MISCOR, the election deadline will be 5:00 p.m., New York time, on the later of (i) the 33rd day following the date the election form is mailed to MISCOR shareholders, (ii) the fifth business day following the dissemination of the joint press release disclosing the final determination of the Cash Consideration and the Exchange Ratio and (iii) such other date and time on which IES and MISCOR shall agree. IES and MISCOR will make a public announcement if such election deadline has been extended.

To make a valid election, each MISCOR shareholder must submit a properly completed form of election so that it is actually received by the exchange agent at or prior to the election deadline. A form of election will be properly completed only if accompanied by certificates, if any, which represent such shareholder’s shares of MISCOR common stock covered by the election form (or the guaranteed delivery of such certificates) or, in case of book-entry shares, any additional documents specified by the procedures set forth in the election form.

If a MISCOR shareholder does not make an election to receive Cash Consideration or Stock Consideration pursuant to the merger, the election form is not received by the exchange agent by the election deadline, the forms of election are improperly completed and/or are not signed, or the certificates representing MISCOR common stock or other documentation are not included with the election form, such shareholder will be deemed not to have made an election. Shareholders not making an election will be paid Stock Consideration.

Any election form may be revoked or changed by a shareholder submitting such election form prior to the election deadline. If the election is so revoked prior to the election deadline, the shares of MISCOR common stock represented by such election form will become Non-Election Shares and IES will return the certificates, if any, representing MISCOR common stock without charge to the revoking shareholder upon request, unless such shareholder properly makes a subsequent election. The exchange agent will have reasonable discretion to determine, in good faith, whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms. None of IES, MISCOR or Merger Sub or the exchange agent will have any obligation to notify MISCOR shareholders of any defects in an election form.

Appraisal Rights

A MISCOR shareholder who delivers to MISCOR, before the shareholder vote is taken at the MISCOR Meeting, written notice of the shareholder’s intent to demand payment in cash for shares owned if the merger is effectuated and does not vote the shareholder’s shares in favor of the merger will be entitled to assert dissenters’ rights in accordance with Chapter 44 of the IBCL. The shareholder’s shares will not be converted into the right to receive any merger consideration, but instead such shareholder shall be paid the fair value of the shares as of the time immediately before the merger pursuant to the provisions of Chapter 44 of the IBCL. The full text of Chapter 44 of the IBCL is attached as Annex D to this joint proxy statement/prospectus.

If the merger agreement is adopted by the MISCOR shareholders at the MISCOR Meeting, MISCOR must mail a written notice of dissenters’ rights to each dissenting shareholder satisfying the above conditions within ten (10) days after the MISCOR Meeting at which shareholder approval was received. For a shareholder to perfect its’ dissenters’ rights, the shareholder must (a) demand payment for the shareholder’s shares of MISCOR common stock, (b) certify whether the shareholder acquired beneficial ownership of the shares of MISCOR common stock before March 13, 2013, and (c) deposit the shareholder’s certificates representing shares of MISCOR common stock in accordance with the terms of the notice to dissenters. A MISCOR shareholder who fails to take these steps by the date set forth in the notice to dissenters will not be entitled to payment for the shareholder’s shares through the dissenters’ rights process and will be considered to have voted his or her shares in favor of the merger.

Upon consummation of the merger and receipt of a payment demand, IES, on behalf of MISCOR, will pay each dissenting shareholder who has complied with all statutory requirements and the notice to dissenters, and who acquired beneficial ownership of the shares of MISCOR common stock before March 13, 2013, MISCOR’s estimate of the fair value of the shares as of the time immediately before the merger, excluding any appreciation in value in anticipation of the merger unless exclusion would be inequitable.

For those dissenters who became beneficial owners of shares of MISCOR common stock on or after March 13, 2013, MISCOR will provide its estimate of fair value upon consummation of the merger, but may withhold payment of the fair value of the shares until the dissenting shareholder agrees to accept it in full satisfaction of the dissenting shareholder’s demand or until MISCOR is otherwise directed by a court of competent jurisdiction.

Conversion of Shares; Exchange of Certificates

The conversion of shares of MISCOR common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger,             , as exchange agent, will exchange certificates formerly representing shares of MISCOR common stock for the merger consideration each holder is entitled to receive pursuant to the merger agreement.

Exchange Procedures

Promptly following the effective time of the merger, IES will deposit with the exchange agent certificates representing the number of shares of IES common stock to be issued and the aggregate amount of cash to be paid as merger consideration.

As soon as reasonably practicable after the effective time of the merger, IES will cause Merger Sub to send a letter of transmittal to each person who was a record owner of MISCOR common stock at the effective time of the merger. This mailing will contain instructions on how to surrender certificates formerly representing shares of MISCOR common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

Upon surrender to the exchange agent of a certificate of MISCOR common stock for cancelation, together with a properly completed and executed letter of transmittal and such other documents as may reasonably be required, the holder of such certificate of MISCOR common stock will be entitled to receive, in accordance with that holder’s election or non-election, as the case may be, a certificate representing the number of shares of IES common stock and/or the cash that such holder has the right to receive pursuant to the merger agreement, any cash in lieu of fractional shares and any distributions to which the holder thereof is entitled pursuant to the merger agreement, and such certificate for MISCOR common stock will be canceled.

Until each certificate of MISCOR common stock is surrendered, such certificate or book entry share will be deemed at any time after the effective time of the merger to represent only the right to receive the merger consideration upon the surrender of such certificate, any cash in lieu of fractional shares and any distributions to which the holder thereof is entitled pursuant to the merger agreement, without interest.

Lost Stock Certificates

If a certificate formerly representing shares of MISCOR common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction, and, if required by IES or the exchange agent, the posting of a bond in such reasonable amount as IES or the exchange agent will direct as indemnity, with such assurances as the exchange agent may reasonably require.

Distributions with Respect to Unexchanged MISCOR Common Stock

MISCOR shareholders prior to the effective time of the merger will not be paid any distributions on shares of IES common stock declared or made after the effective time of the merger until they surrender their shares of MISCOR common stock to the exchange agent (upon a holder’s surrender of all of such holder’s certificates representing, or formerly representing, shares of MISCOR common stock, that holder will receive any accrued but unpaid distribution, without interest, to which that holder is entitled in connection with the merger consideration).

Withholding Taxes

Each of IES, Merger Sub and the exchange agent will be entitled to deduct and withhold from the merger consideration payable to any MISCOR shareholder the amounts it is required to deduct and withhold under the Code or any state, local or foreign tax law. Withheld amounts will be treated for all purposes as having been paid to the MISCOR shareholders from whom they were withheld.

Transfer Books

After the effective time of the merger, there will be no transfers on the stock transfer books of MISCOR of any shares of MISCOR common stock. Certificates of MISCOR common stock presented to Merger Sub after the effective time of the merger will be canceled and exchanged for the merger consideration payable in respect of such certificates, any cash in lieu of fractional shares and any distributions to which the holders thereof are entitled pursuant to the merger agreement, without interest.

Termination of Exchange Fund

Any portion of the merger consideration, payable pursuant to the merger agreement and made available to the exchange agent, that remains unclaimed by holders of MISCOR common stock for one year after the effective time of the merger will be returned to Merger Sub upon demand. Thereafter, a holder of MISCOR common stock must look only to Merger Sub for payment of the merger consideration to which that holder is entitled under the terms of the merger agreement. Any amounts remaining unclaimed by holders of MISCOR common stock immediately prior to the date upon which payment of such amounts would otherwise escheat to or become the property of any governmental authority will become the property of Merger Sub free and clear of all claims or interests of any person previously entitled thereto.

Treatment of MISCOR Stock Options and Other Equity Awards

The following summarizes the treatment of MISCOR stock options and other equity awards held by MISCOR employees:

Stock Options

All outstanding options to purchase MISCOR common stock will be exercisable in full. The MISCOR board of directors shall select and give notice to the holders of such outstanding options, if any, of the beginning and ending dates between which such options may be exercised. Any options not exercised during the prescribed period will be canceled.

Restricted Shares

Each outstanding share of MISCOR common stock that is subject to a restriction or other condition under the MISCOR stock plans will be immediately vested and become free of such conditions or restrictions and will be treated in the merger equally with each share of MISCOR common stock that is not subject to any such restrictions or conditions.

Representations and Warranties

The merger agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger.

MISCOR has made representations and warranties to IES and Merger Sub with respect to each of, and IES and Merger Sub have made representations and warranties to MISCOR with respect to certain of, the following subject matters:

•	corporate existence, good standing, corporate authority and qualification to conduct business;

•	authorization to enter into and carry out the obligations under the merger agreement and the enforceability of the merger agreement;

•	capitalization;

•	compliance with laws and permits;

•	violations of, or consents required pursuant to, any contract, agreement or applicable law;

•	SEC filings;

•	litigation;

•	taxes;

•	employee benefit plans;

•	labor matters;

•	environmental matters;

•	material contracts;

•	intellectual property;

•	ownership and condition of assets;

•	insurance;

•	improper payments;

•	undisclosed liabilities; and

•	state takeover statues.

Certain representations and warranties of IES, MISCOR and Merger Sub are qualified as to materiality or as to “material adverse effect,” which generally means the existence of any material change that, individually or in the aggregate (1) would reasonably be expected to prevent, materially delay or materially impair the ability of such party to complete the merger or (2) has had or caused or would reasonably be expected to have or cause a material adverse effect on the assets, properties, business, results of operations or financial condition of the party and its subsidiaries, taken as a whole.

The definition of “material adverse effect” includes numerous exceptions and carve-outs, including the following:

•	changes that affect generally the industry in which the party and its subsidiaries operate;

•	changes in the economy or the financial, securities or credit markets in the U.S. or elsewhere in the world;

•	changes to the extent directly resulting from the announcement of the execution of the merger agreement or the consummation or pendency of the merger;

•	fluctuations in the price or trading volume of shares of any trading stock of such party;

•	changes in applicable law or GAAP, unless such disproportionally affects such party and its subsidiaries, taken as a whole, relative to other industry participants;

•	changes resulting from any failure to take any action expressly prohibited by the merger agreement;

•	changes resulting from expenses incurred in connection with the merger agreement;

•	any claim made or brought by any holder of MISCOR common stock arising out of or related to the merger agreement, the merger or any of the transactions contemplated by the merger agreement; or

•	changes resulting from any failure of internal or analysts’ estimates or projections.

Conditions to the Completion of the Merger

The completion of the merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

Conditions to Each Party’s Obligations

The obligation of MISCOR, on the one hand, and IES and Merger Sub, on the other hand, to complete the merger is subject to the satisfaction or waiver of the following conditions:

•	IES receiving stockholder approval of the issuance of shares of IES common stock in the merger;

•	MISCOR receiving shareholder approval of the adoption of the merger agreement;

•	IES receiving IES Minority Approval;

•	MISCOR receiving MISCOR Minority Approval;

•	the registration statement of which this joint proxy statement/prospectus forms a part being declared effective by the SEC;

•	the absence of any statute, order or injunction prohibiting the merger;

•	IES filing the listing of additional shares notification with NASDAQ with respect to the IES common stock to be issued to MISCOR shareholders in the merger;

•

no Person (other than affiliates of Tontine Capital Management, L.L.C. that own IES common stock) becoming, in the reasonable determination of the IES board or directors, an Acquiring Person (as defined in the Rights Agreement) as a result of the merger; and

•	receiving all other required regulatory approvals, other than approvals the absence of which would not have a material adverse effect on the surviving corporation.

The obligation of MISCOR, on the one hand, and IES and Merger Sub, on the other hand, to complete the merger is also subject to the satisfaction or waiver of the following additional conditions:

•

certain of the other party’s representations, including, but not limited to, respresentations and warranties with respect to corporate authority and capitalization, must be true and correct in all respects, even if their failure to be so would not have a material adverse effect;

•

the remainder of the other party’s representations and warranties must be true and correct, except for any failures of such representations and warranties to be so true and correct as would not, individually or in the aggregate, not have a material adverse effect;

•	material compliance by the other party with all of its covenants and its delivery of a certificate certifying such compliance; and

•	absence of a material adverse effect with respect to the other party.

Additional Conditions to MISCOR’s Obligations

The obligation of MISCOR to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

•	receiving a legal opinion regarding the tax treatment of the merger; and

•	IES having delivered to the exchange agent satisfactory transfer instructions.

Additional Conditions to the Obligation of IES and Merger Sub

The obligation of IES and Merger Sub to complete the merger is subject to the satisfaction or waiver of the additional following conditions:

•	the number of Dissenting Shares not exceeding 5% of the outstanding shares of MISCOR common stock immediately prior to the effective time of the merger; and

•	agreement among the parties on the calculation of MISCOR’s Net Debt.

Covenants

Conduct of Business Pending the Merger

MISCOR has agreed that, during the period from the date of the merger agreement until the effective time of the merger or until the earlier termination of the merger agreement, except as disclosed in its disclosure letter, expressly permitted by the merger agreement or agreed to in writing by IES (whose consent will not be unreasonably withheld, delayed or conditioned):

•

it will, and will cause its subsidiaries to, carry on its business in all material respects in the usual, regular and ordinary course, in substantially the same manner as theretofore conducted, and use its commercially reasonable efforts consistent with past practices and policies to:

•	preserve intact its present business organizations and goodwill;

•	keep available the services of its present executive officers, directors and key employees; and

•	preserve its relationships with customers, suppliers, agents and creditors; and

•	it will not, and will cause its subsidiaries not to:

•

amend its certificate or articles of incorporation, bylaws, certificate of formation, certificate of organization, certificate of limited partnership, limited liability company agreement, operating agreement, partnership agreement or other governing or organizational documents;

•	adjust, split, combine, reclassify or dispose of any of MISCOR’s outstanding equity interests (as defined in the merger agreement);

•	declare, set aside or pay any dividends or other distributions with respect to any equity interests;

•

issue, grant or sell, or agree to issue, grant or sell, any equity interests, including capital stock, change its capitalization from that which exists on the date of the merger agreement, issue, sell, award or grant any rights, options or warrants to acquire MISCOR’s equity interests, or any conversion rights with respect to MISCOR’s equity interests, or enter into or amend any agreements with any holder of MISCOR’s equity interests with respect to holding, voting or disposing of such equity interest;

•	purchase, redeem or otherwise acquire any of MISCOR’s outstanding equity interests;

•	merge or consolidate with, or sell, transfer, lease, sublease or otherwise dispose of all or a substantial portion of its assets;

•	liquidate, wind-up, dissolve or adopt any plan to liquidate, wind-up or dissolve (or suffer any liquidation or dissolution) (other than direct or indirect wholly-owned Subsidiaries);

•	acquire or agree to acquire by merger, consolidation or otherwise the business of any person or a division thereof;

•	sell, transfer or otherwise dispose of, or mortgage, pledge or otherwise encumber, any common stock of any other person;

•	make any loans, advances or capital contributions to, or investments in, any person;

•

terminate or amend any of MISCOR’s material contracts or waive or assign any of its rights under any its material contracts in a manner that would be materially adverse to MISCOR, or enter into any material contact other than customer or vendor contracts entered into in the ordinary course of business;

•	incur or assume any indebtedness;

•

enter into any additional contracts, benefit plans or agreements; or make or agree to make any material changes to any existing contracts, benefit plans or agreements; grant any increase in the compensation or benefits payable to any officer; grant any increase in the compensation or benefits payable to any non-officer; or adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of any amounts, benefits or rights payable or accrued under any benefit plan;

•

with respect to any former, present or future representative, increase any compensation or benefits payable to such representative or enter into, amend, modify or extend any employment or consulting agreement or benefit plan with of for such representative;

•	create, incur, assume or permit to exist any lien on any of its properties or assets;

•

make or rescind any material election relating to taxes, settle or compromise any material claim, action, litigation, proceeding, arbitration or investigation relating to taxes, or change in any material respect any of its methods of reporting any items for tax purposes from those employed in the preparation of MISCOR’s tax returns for the most recent taxable year for which a tax return has been filed;

•	make or commit to make capital expenditures exceeding $250,000 in the aggregate;

•	take any action that is reasonably likely to materially delay or impair the ability of MISCOR to consummate the transactions contemplated by the merger agreement;

•	enter into any new line of business;

•	enter into any contract that subjects or will subject IES or Merger Sub to any non-compete or similar restriction;

•	enter into any contract the effect of which is or will be to grant a third party any right or potential right of license to any material intellectual property;

•	except as may be required as a result of a change in GAAP, change any of the material accounting principles, estimates, or practices used;

•	compromise, settle or grant any waiver or release related to any litigation or proceeding;

•	engage in any transaction or enter into any agreement with any affiliate; or

•	enter into any contract or obligation with respect to any of the foregoing.

Access to Information Personnel and Information

Subject to certain exceptions, during the period from the date of the merger agreement until the effective time of the merger or the earlier termination of the merger agreement, IES and MISCOR and their respective subsidiaries will provide each other reasonable access to their facilities, assets, employees, representatives, contracts, permits, books and records and copies of these materials, as applicable. The parties will also provide each other a copy of any report or communication with the SEC related to the merger.

No Solicitation of Alternative Transactions

During the period from the date of the merger agreement until the effective time of the merger or the earlier termination of the merger agreement, subject to the limited exceptions described below, MISCOR will not, and will cause its subsidiaries and representatives not to:

•	solicit, initiate, encourage or facilitate any inquiries, offers or proposals that constitute, or are reasonably likely to lead to, another acquisition proposal;

•

engage in any discussions or negotiations with, furnish or disclose any non-public information relating to itself or any of its subsidiaries to any person that has made or may be considering making another acquisition proposal;

•	approve, endorse or recommend another acquisition proposal; or

•	enter into any agreement in principle, letter of intent, arrangement, understanding or other contract relating to another acquisition proposal.

Except as permitted below, neither MISCOR nor any of its subsidiaries may engage in any solicitations, discussions or negotiations with any person with respect to another acquisition proposal.

Nothing in the merger agreement prevents MISCOR, prior to obtaining its required shareholder approval, from doing any of the following, provided its board of directors, acting in good faith, has determined after consultation with its outside legal counsel and financial advisors, that (i) the acquisition proposal is reasonably likely to result in a superior proposal (as defined in the merger agreement) and (ii) the failure to take such action would be reasonably likely to be inconsistent with the board of director’s fiduciary duties to MISCOR shareholders:

•

engaging in discussions or negotiations with, or disclosing information to, a third party who has made a bona fide written and unsolicited acquisition proposal, but only so long as the MISCOR board of directors, acting in good faith, has also determined that the conditions of the proposal are all reasonably capable of being satisfied in a timely manner and the third party executes a confidentiality agreement with material terms that are no more favorable to the third party than those contained in the confidentiality agreement between IES and MISCOR;

•

subject to provisions requiring notification to IES of the existence of a superior proposal and negotiating in good faith exclusively with IES for four business days to enable IES to submit a revised offer, (a) recommending, adopting, approving or submitting to its shareholders, or proposing publicly to recommend, adopt, approve or submit to its shareholders, another acquisition proposal, or (b) entering into any agreement related to another acquisition proposal, provided that, prior to taking either of these actions, MISCOR concurrently terminates the merger agreement; or

•

subject to provisions requiring notification to IES of the existence of a superior proposal and negotiating in good faith exclusively with IES for four business days to enable IES to submit a revised offer, withdrawing or amending (or publicly proposing to withdraw or amend) the approval, recommendation or declaration of advisability by its board of directors of the merger or the other transactions contemplated by the merger agreement.

MISCOR has agreed that, within 24 hours of receiving any unsolicited bona fide written acquisition proposal from a third party, it will notify IES of such acquisition proposal, the identity of the third party making such acquisition proposal and the material terms of such acquisition proposal. MISCOR has agreed to keep IES informed as to any changes to acquisition proposals and to provide IES with a copy of any material correspondence with any third party regarding another acquisition proposal.

Nothing contained in the no-solicitation provisions of the merger agreement prohibits MISCOR or its board of directors from taking and disclosing to MISCOR’s shareholders a position with respect to another acquisition proposal pursuant to Rule 14d-9 and 14e-2(a) under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable law.

Stockholders’ Meetings

Promptly after the registration statement of which this joint proxy statement/prospectus forms a part is declared effective by the SEC, each of IES and MISCOR will take all action necessary to give notice of and hold the IES Meeting and the MISCOR Meeting, respectively. The MISCOR board of directors will recommend the adoption of the merger agreement to its shareholders, and the IES board of directors will recommend to its stockholders the approval of the issuance of shares of IES common stock in the merger.

Registration Statement

IES and MISCOR will cooperate and promptly prepare the registration statement of which this joint proxy statement/prospectus forms a part and file the same with the SEC as soon as practicable after the date of the merger agreement and in any event not later than 45 days after the date of the merger agreement.

IES and MISCOR, subject to certain exceptions, have agreed that the registration statement of which this joint proxy statement/prospectus forms a part (at the time it becomes effective) and this joint proxy statement/prospectus (at the time it is first mailed to stockholders) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

The registration statement of which this joint proxy statement/prospectus forms a part, or any amendment or supplement thereto, will not be filed or disseminated to MISCOR shareholders without the prior approval of both IES and MISCOR.

Stock Exchange Listing

IES will prepare and submit to the NASDAQ, as soon as practicable, a listing of additional shares notification or other appropriate documentation covering the shares of IES common stock to be issued in the merger.

Additional Arrangements

Each of IES and MISCOR has also agreed to do the following:

•	take all actions necessary to enable the closing to occur as soon as reasonably practicable;

•	provide to the other party such information and reasonable assistance as the other party may reasonably request in connection with its preparation of any regulatory filings;

•	take all action to cause the covenants and conditions in the merger agreement to be performed or satisfied as soon as practicable;

•

use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, ruling or injunction that would restrain, prevent or delay the closing, and if any order, decree, ruling, injunction or other action has been taken by a governmental authority that would restrain, enjoin or otherwise prohibit, delay or prevent closing, use its reasonable best efforts to have the action declared ineffective as soon as practicable; and

•

promptly notify each other of any communication concerning the merger or the merger agreement from any governmental authority, permit the other party to review in advance any proposed communication to any governmental authority concerning the merger or the merger agreement, allow the other party to participate in any substantive meeting with any governmental authority relating to any filing or inquiry concerning the merger or the merger agreement, and provide the other party’s counsel with copies of all correspondence, filings and communications between it and any governmental authority with respect to the merger or the merger agreement.

However, nothing contained in the merger agreement will be interpreted so as to require any party or its subsidiaries or affiliates, without such party’s written consent, to sell, license, dispose of, hold separate or operate in any specified manner any of its businesses or assets. Further, nothing contained in the merger agreement will give either party, directly or indirectly, the right to control the operations of the other party.

Section 16 Matters

Prior to the effective time of the merger, IES and MISCOR will take all required actions to cause any dispositions of shares of MISCOR common stock (or derivatives thereof) or acquisitions of IES common stock (or derivatives thereof) resulting from the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

Public Announcements

Subject to certain exceptions, IES and MISCOR will consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to the merger agreement and the transactions contemplated thereunder. Neither IES nor MISCOR will issue any press release or make any other public statements concerning the merger without first providing the other party with a copy of such release or statement and obtaining the consent of the other party to such release or statement (which consent shall not be unreasonably withheld).

Notification Requirements

Each of IES and Merger Sub, on the one hand, and MISCOR, on the other hand, will give prompt notice to the other party of any occurrence that would be reasonably expected to result in the inaccuracy of a representation or warranty or any failure by such party to comply with or satisfy any covenant, condition or agreement to be complied with under the terms of the merger agreement.

Expenses

Subject to certain exceptions, each party will pay its own expenses relating to the preparing, entering into, and carrying out of the merger agreement and the consummation of the transactions contemplated thereunder, except that IES and MISCOR will equally share all fees and expenses incurred for printing this joint proxy statement/prospectus.

Directors’ and Officers’ Insurance and Indemnification

The merger agreement provides that, for a period of six years from the effective time of the merger, IES will cause Merger Sub, to indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, current and former, officers, directors and fiduciaries of MISCOR and any of its subsidiaries in their capacities as directors and officers for claims and expenses occurring at or before the effective time of the merger. The same provisions of the merger agreement also require IES to cause Merger Sub to pay the expenses of the indemnified person in advance of the final disposition of any claim made against the indemnified person during such six-year period.

In addition, the merger agreement provides that IES will cause the organizational documents of Merger Sub to contain provisions with respect to indemnification that are at least as favorable to as those contained in the certificate of incorporation and bylaws of each of MISCOR and its subsidiaries in effect as of the date of the merger agreement, and shall comply with any indemnification agreements between MISCOR and its subsidiaries and their respective current and former directors, officers and fiduciaries. IES and Merger Sub may not, for a period of six years from the effective time of the merger, amend, repeal or otherwise modify, unless required by law, any such provisions in any manner that would adversely affect the rights under such provisions of any indemnitee, and all rights to indemnification thereunder in respect of any claim asserted or made within such period shall continue until the final disposition or resolution of such claim.

For a period of six years after the effective time of the merger, Merger Sub will also maintain liability insurance for directors and officers with respect to claims arising from actions or omissions that occurred at or prior to the effective time of the merger. Merger Sub may substitute policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers from insurance carriers with financial strength ratings equal to or greater than the financial strength rating of MISCOR’s current insurance carrier and, such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the effective time of the merger. However, Merger Sub will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 250% of the per annum rate of the premium currently paid by MISCOR for similar insurance as of the date of the merger agreement. In the event that the annual premium for this insurance exceeds the maximum amount, Merger Sub will purchase as much coverage per policy year as reasonably practicable for the maximum amount. IES will have the right to cause the coverage to be extended under the insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than the existing insurance policy.

Employee Matters

If and to the extent permitted by the IES employee benefit plans, IES will give MISCOR employees full credit for their years of service with MISCOR or MISCOR’s subsidiaries and past participation in MISCOR benefit plans for purposes of eligibility and vesting (excluding benefit accruals) under all employee benefit plans maintained by IES to the same extent and for the same purpose as such employee was entitled before the effective time of the merger. IES will give MISCOR employees credit toward deductibles and out-of-pocket requirements for any payments made during the current year under the MISCOR employee benefit plans.

Merger Sub and its subsidiaries will honor, without modification, all contracts, agreements, collective bargaining agreements and commitments that apply to any current or former employee or director of MISCOR.

MISCOR Board of Directors and Executive Officers

At or prior to the closing of the merger, MISCOR will deliver to IES written resignations of all members of the board of directors and all officers of MISCOR and each of its subsidiaries, with such resignations to be effective as of the effective time of the merger.

Determination of MISCOR’s Net Debt

At least twelve business days prior to the closing date of the merger, MISCOR will deliver to IES a certificate certifying to and setting forth the calculation of MISCOR’s Net Debt, and IES will have three business days after delivery of such certificate to object to the calculation of Net Debt set forth therein. IES and MISCOR will negotiate in good faith to resolve any such objections and agree to a final calculation of Net Debt. Promptly after reaching such agreement, IES and MISCOR will issue a joint press release disclosing the final determinations of the Cash Consideration and the Exchange Ratio.

Termination of the Merger Agreement and Termination Fees

Termination of the Merger Agreement

The merger agreement may be terminated by written notice at any time prior to the effective time of the merger in any of the following ways:

•	by mutual written consent of IES and MISCOR;

•	by either IES or MISCOR (provided the terminating party is not the cause of the failure or action described) if:

•	the merger is not completed by August 31, 2013, unless extended pursuant to the merger agreement (the “Termination Date”);

•

any governmental authority has issued an order, decree or ruling or taken any other action permanently prohibiting the consummation of the merger or making the merger illegal and such order, decree or ruling or other action will have become final and nonappealable;

•	the IES stockholders fail to approve the issuance shares of IES common stock in the merger;

•	the MISCOR shareholders fail to adopt the merger agreement;

•	IES fails to receive IES Minority Approval; or

•	MISCOR fails to receive MISCOR Minority Approval;

•	by IES if:

•

there has been a material breach by MISCOR of any of its representations and warranties that is incapable of being cured by the Termination Date, or has not been cured within 20 days following receipt of written notice of the breach from IES;

•

MISCOR has failed to comply in any material respect with any of its covenants or other agreements, and such failure is incapable of being cured by the Termination Date, or has not been cured within 20 days following receipt of written notice of the failure from IES;

•

MISCOR has breached its no-solicitation covenant in any material respect, the MISCOR board of directors has withdrawn or changed adversely its recommendation of the merger, MISCOR or any of its subsidiaries has entered into another acquisition agreement, or MISCOR has publicly announced its intention to take any of the forgoing actions; or

•

there has been a material adverse effect with respect to MISCOR that is incapable of being cured by the Termination Date, or has not been cured within 20 days following receipt of written notice of the material adverse effect from IES.

•	by MISCOR if:

•

there has been a material breach by IES or Merger Sub of any of their representations and warranties that is incapable of being cured by the Termination Date, or has not been cured within 20 days following receipt of written notice of the breach from MISCOR;

•

IES or Merger Sub has failed to comply in any material respect with any of its covenants or other agreements, and such failure is incapable of being cured by the Termination Date, or has not been cured within 20 days following receipt of written notice of the failure from MISCOR;

•

prior to the adoption of the merger agreement by the MISCOR shareholders, MISCOR receives a superior proposal and the MISCOR board of directors withdraws or changes adversely its recommendation of the merger or MISCOR or its subsidiaries enter into another acquisition agreement, provided that MISCOR complies in all material respects with the provisions of the merger agreement applicable to the treatment of superior proposal; or

•

there has been a material adverse effect with respect to IES that is incapable of being cured by the Termination Date, or has not been cured within 20 days following receipt of written notice of the material adverse effect from MISCOR.

Termination Fees and Expenses

In the event of a termination of the merger agreement under the following circumstances, MISCOR will be required to pay IES a termination fee in the amount of $250,000:

•	either IES or MISCOR terminates the merger agreement due to:

•	the failure of the MISCOR shareholders to adopt the merger agreement;

•	the failure of IES to receive IES Minority Approval;

•	the failure of MISCOR to receive MISCOR Minority Approval;

•	the MISCOR board of directors withdrawing or changing adversely its recommendation of the merger or MISCOR or any of its subsidiaries entering into another acquisition agreement; or

•	the failure of the merger to be completed by the Termination Date; or

•	IES terminates the merger agreement due to:

•	MISCOR’s failure to timely cure or inability to cure a material breach of any of its representations and warranties;

•	MISCOR’s failure to timely cure or inability to cure its failure to comply in any material respect with any of its covenants or other agreements; or

•	MISCOR’s breach of its no-solicitation covenant in any material respect.

In addition, MISCOR will be required to pay IES a topping fee in the amount of $500,000 (in addition to the $250,000 termination fee described above), if, within 365 days of the termination of the merger agreement, MISCOR consummates an alternative transaction with any person or entity that submitted an alternative acquisition proposal prior to termination of the merger agreement (regardless of whether such proposal is the proposal that gave rise to the termination of the merger agreement).

In the event of a termination of the merger agreement as a result of the failure of the IES stockholders to approve the issuance of shares of IES common stock in the merger or the failure of IES to receive the IES Minority Approval, IES will be required to reimburse MISCOR for its out-of-pocket and documented expenses incurred in connection with the merger in an amount not to exceed $250,000.

Effect of Termination

In the event of the termination of the merger agreement as described above, the merger agreement will become null and void and there will be no liability on the part of IES or Merger Sub, on the one hand, or MISCOR, on the other hand, except as described above under “Termination Fees and Expenses,” and with respect to the requirement to comply with the terms of the confidentiality agreement executed between IES and MISCOR as well as other specified provisions in the merger agreement, including those related to confidentiality, filings and communications with the SEC and payment of expenses, provided that no party will be relieved from any liability with respect to any willful or intentional breach of any representation, warranty, covenant, agreement or other obligation under the merger agreement.

Waiver

IES and Merger Sub, on the one hand, and MISCOR, on the other hand, may at any time before the effective time of the merger, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or the other acts of the other parties;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive performance of any of the covenants or agreements, or satisfaction of any of the conditions, contained in the merger agreement.

Amendment

IES and Merger Sub, on the one hand, and MISCOR, on the other hand, may amend the merger agreement by joint written agreement at any time before or after approval by the MISCOR shareholders. However, after the approval of the merger agreement by the MISCOR shareholders, no amendment may be made without first obtaining further approval of the MISCOR shareholders where such amendment would materially adversely affect the rights of the MISCOR shareholders or require further approval by the MISCOR shareholders under applicable law.

APPRAISAL RIGHTS

Under Indiana law, MISCOR shareholders will have dissenters’ rights with respect to the merger. If you are a MISCOR shareholder and you (or your broker or other “street name” record holder acting on your behalf) follow the procedures set forth in Chapter 44 of the Indiana Business Corporation Law (the “IBCL”) these rights will entitle you to receive the fair value of your shares of MISCOR common stock rather than having your shares converted into the right to receive the Cash Consideration and/or the Stock Consideration pursuant to the merger agreement. Attached as Annex D to this joint proxy statement/prospectus is a copy of the full text of Chapter 44 of the IBCL, as it is in effect as of the date of this proxy statement/prospectus, which prescribes the procedures for the exercise of dissenters’ rights and for determining the fair value of shares of MISCOR common stock.

MISCOR shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 44 of the IBCL in order to perfect their rights. IES and MISCOR will require strict compliance with the statutory procedures.

The following is intended as a brief summary of the material provisions of the Indiana statutory procedures required to be followed by a MISCOR shareholder in order to dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 44 of the IBCL.

Under Chapter 44 of the IBCL, a MISCOR shareholder of record for the MISCOR Meeting who desires to assert dissenters’ rights must (1) deliver to MISCOR, before the shareholder vote is taken, written notice of the shareholder’s intent to demand payment in cash for shares owned if the merger is effectuated, and (2) not vote the shareholder’s shares in favor of adoption of the merger agreement, either in person or by proxy. A record shareholder, such as a broker, who holds MISCOR common stock as a nominee for others, may assert dissenters’ rights with respect to the shares held for one or more beneficial shareholder, while not exercising such right for other beneficial shareholders. A record shareholder may assert dissenters’ rights as to fewer than all shares registered in the shareholder’s name only if the shareholder dissents (in accordance with the provisions of Chapter 44 of the IBCL) with respect to all of the shares beneficially owned by any one person, and the shareholder notifies MISCOR in writing of the name and address of each person on whose behalf the shareholder, as record shareholder, is asserting dissenters’ rights.

Shareholders who wish to be eligible to assert dissenters’ rights may send their written notice to MISCOR Group, Ltd., 800 Nave Road, SE, Massillon, Ohio 44646, Attention: Corporate Secretary; the method of delivery of this written notice is at the risk of the shareholder, because the notice must actually be received by MISCOR prior to the shareholder vote being taken.

If the merger agreement is adopted by the MISCOR shareholders at the MISCOR Meeting, MISCOR must mail or deliver a written notice of dissenters’ rights to each dissenting shareholder satisfying the above conditions within ten (10) days after the MISCOR Meeting at which shareholder approval was received. The notice to dissenting shareholders must:

1.	state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

2.	inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

3.	supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed merger, which was March 13, 2013, and require that the dissenting shareholder certify whether or not that shareholder acquired beneficial ownership of the shares before that date;

4.	set a date by which MISCOR must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the notice to dissenters is delivered; and

5.	be accompanied by a copy of Chapter 44 of the IBCL.

Any MISCOR shareholder who is sent a notice to dissenters must then (a) demand payment for his or her shares of MISCOR common stock, (b) certify whether he or she acquired beneficial ownership of the shares of MISCOR common stock before March 13, 2013 (any such shareholder, a “Pre-Announcement Shareholder”) and (c) deposit his or her certificates representing shares of MISCOR common stock in accordance with the terms of the notice to dissenters. A MISCOR shareholder who fails to take these steps by the date set forth in the notice to dissenters will not be entitled to payment for his or her shares through the dissenters’ rights process and will be considered to have voted his or her shares in favor of the merger.

A MISCOR shareholder who desires to exercise dissenters’ rights concerning the merger but who does not comply with the preliminary conditions described above will not to be entitled to exercise dissenters’ rights. Shareholders who execute and return the enclosed proxy, but do not specify a choice on the merger proposal will be deemed to have voted in favor of the proposal to adopt the merger agreement and, accordingly, to have waived their dissenters’ rights, unless the shareholder revokes the proxy before it is voted and satisfies the other requirements of Chapter 44 of the IBCL.

Upon consummation of the merger and receipt of a payment demand, IES, on behalf of MISCOR, will pay each dissenting shareholder who has complied with all statutory requirements and the notice to dissenters, and who was a Pre-Announcement Shareholder, MISCOR’s estimate of the fair value of the shares as of the time immediately before the merger, excluding any appreciation in value in anticipation of the merger unless exclusion would be inequitable. Payment must be accompanied by MISCOR’s most recent year-end and interim financial statements, a statement of MISCOR’s estimate of the fair value of MISCOR common stock, and a statement of the dissenting shareholder’s right to demand payment under IBCL Section 23-1-44-18.

For those dissenters who became beneficial owners of shares of MISCOR common stock on or after March 13, 2013, MISCOR will provide its estimate of fair value upon consummation of the merger, but may withhold payment of the fair value of the shares until the dissenting shareholder agrees to accept it in full satisfaction of the dissenting shareholder’s demand or until MISCOR is otherwise directed by a court of competent jurisdiction.

If the dissenting shareholder believes the amount estimated or paid on behalf of MISCOR is less than the fair value for his or her shares of MISCOR common stock or if IES and MISCOR fail to make payment to the dissenting shareholder within sixty (60) days after the date set for demanding payment, the dissenting shareholder may notify MISCOR in writing of the shareholder’s own estimate of the fair value of his or her shares of MISCOR common stock and demand payment of his or her estimate (less the amount of any payment made by IES for the shares of MISCOR common stock to the dissenting shareholder). Demand for payment must be made in writing within thirty (30) days after IES, on behalf of MISCOR, has made payment for the dissenting shareholder’s shares of MISCOR common stock or has offered to pay its estimate of fair value for the dissenting shareholder’s shares of MISCOR common stock. MISCOR will not give further notice to the dissenting shareholder of this deadline. A dissenting shareholder who fails to make the demand within this time waives the right to demand payment for the shareholder’s shares of MISCOR common stock.

MISCOR can elect to agree with the dissenting shareholder’s fair value demand, but if a demand for payment remains unsettled, IES, on behalf of MISCOR, must commence an appraisal proceeding in the circuit or superior court of Dubois County, Indiana within sixty (60) days after receiving the payment demand from the dissenting shareholder and petition the court to determine the fair value of the shares of MISCOR common stock. If MISCOR fails to commence the appraisal proceeding within the sixty (60) day period, MISCOR (or IES, on behalf of MISCOR) must pay each dissenting shareholder whose demand remains unsettled the amount demanded. MISCOR must make all dissenting shareholders whose demands remain unsettled parties to the appraisal proceeding and all parties must be served a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Each dissenting shareholder made a party to the appraisal proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenting shareholder’s shares of MISCOR common stock, plus interest, exceeds the amount paid by IES.

The court will determine all costs of the appraisal proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and will assess these costs against the parties in amounts the court finds equitable. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against MISCOR if the court finds that MISCOR did not substantially comply with Chapter 44 of the IBCL or against either MISCOR or a dissenting shareholder if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by Chapter 44 of the IBCL.

If MISCOR and IES do not consummate the merger within sixty (60) days after the date set in the notice to dissenters for demanding payment and depositing certificates of shares of MISCOR common stock, MISCOR will return the deposited certificates. If, after returning the deposited certificates, MISCOR and IES consummate the merger, MISCOR will send a new notice to dissenters and repeat the payment demand process.

Every MISCOR shareholder who does not deliver a notice of intent to demand payment for his or her shares of MISCOR common stock as described above, or who votes in favor of the proposal to adopt the merger agreement, will have no right to dissent and to demand payment of the fair value of the shareholder’s shares of MISCOR common stock as a result of the merger. Voting against the proposal to adopt the merger agreement does not in itself constitute the notice of intent to demand payment required by Chapter 44 of the IBCL.

FINANCING OF THE MERGER

IES’ obligation to complete the merger is not conditioned upon its obtaining financing. IES expects, however, to obtain financing for some or all of the cash component of the merger consideration, the repayment of outstanding MISCOR debt and the transaction expenses associated with the merger (the “Merger Payments”).

IES is party to a Credit and Security Agreement (the “Credit Agreement”), for a $30 million revolving credit facility (as amended, the “Credit Facility”) with Wells Fargo Bank, National Association (“Wells Fargo”). In February 2013, IES entered into an amendment of the Credit Facility that extended the term to August 9, 2016 and pursuant to which Wells Fargo provided IES with a $5 million term loan (the “Wells Fargo Term Loan”).

On April 10, 2013, IES entered into a commitment letter with Wells Fargo, pursuant to which Wells Fargo committed to provide IES, subject to the satisfaction of certain conditions precedent, a new amortizing term loan in a principal amount of up to $14 million (the “Acquisition Term Loan”) under the Credit Facility. Upon entering into the commitment letter, IES incurred an amendment fee in the amount of $37,500.

The Acquisition Term Loan, which will mature on August 9, 2016, will be fully reserved from availability under the Credit Facility and will be subject to principal reduction on a 48-month straight-line amortization. The Acquisition Term Loan will bear interest at a per annum rate equal to the average Daily Three Month LIBOR plus 5.00% for the first year; thereafter, the margin will be determined based on the following grid:

Average Liquidity	LIBOR Spread
< $20 million	5.00%
≥ $20 million but < $30 million	4.50%
≥ $30 million	4.00%

Proceeds of the Acquisition Term Loan may be used only to (i) fund Merger Payments, (ii) refinance the Wells Fargo Term Loan, and (iii) as otherwise may be permitted by Wells Fargo. Except as specified in the Acquisition Term Loan, all other terms, conditions and provisions of the Acquisition Term Loan shall be as set forth in IES’ Credit Agreement.

The final size and terms of the Acquisition Term Loan, as well as any draw made by IES thereunder, will depend on, among other things, IES’ liquidity at closing and its funding obligations in connection with the Merger Payments, including (i) the aggregate Cash Consideration to be paid to MISCOR shareholders in connection with the merger and (ii) MISCOR’s debt outstanding at the closing date of the merger. As of April 19, 2013, MISCOR’s Net Debt (for the 30-day period ending on that date), was approximately $6.613 million. MISCOR estimates that its Net Debt as of the Merger Consideration Determination Date could range from $7.300 million to $5.500 million.

In order to finance some or all of the Merger Payments, IES expects to utilize its existing cash balances and incur incremental indebtedness of up to $10.0 million under the Acquisition Term Loan.

Subject to the considerations described above, IES’ total debt at closing is expected to be approximately $14.0 million.

COMPARISON OF RIGHTS OF IES STOCKHOLDERS AND MISCOR SHAREHOLDERS

As a result of the merger, the MISCOR shareholders may become stockholders of IES. As IES stockholders, their rights will be governed by the DGCL and by IES’ certificate of incorporation and bylaws.

The following is a summary of the material differences between the rights of IES stockholders and the rights of MISCOR shareholders under each company’s respective certificate of incorporation, as amended, and bylaws, as amended. While IES and MISCOR believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of IES and MISCOR shareholders and is qualified in its entirety by reference to the DGCL, IBCL and the various documents of IES and MISCOR that are referred to in this summary. You should carefully read this entire joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of IES and being a shareholder of MISCOR. IES has filed copies of its articles of incorporation, as amended, and bylaws, as amended, with the SEC, and such documents are exhibits to the registration statement of which this joint proxy statement/prospectus forms a part. IES will send copies of these documents to you upon your request. MISCOR will also send copies of its documents referred to herein to you upon your request. See the section entitled “Where You Can Find More Information,” beginning on page     .

Authorized Capital

IES. The total number of authorized shares of capital stock of IES is 110,000,000, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2013, 15,105,846 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. 100,000 shares of IES’ preferred stock has been designated as Series A Junior Participating Preferred Stock, of which none are issued and outstanding.

MISCOR. The total number of authorized shares of capital stock of MISCOR is 20,800,000, consisting of 20,000,000 shares of common stock without par value and 800,000 shares of preferred stock without par value. As of April 19, 2013, 11,684,987 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Number and Election of Directors

IES. IES’ certificate of incorporation and bylaws provide that the number of members of the board of directors shall be fixed from time to time by the board of directors but shall not be less than one nor more than fifteen persons. The IES board of directors currently has 5 members. Directors are elected by a plurality of votes of the shares present in person or by proxy and entitled to vote on the election of directors. In addition, the preferred stockholders may elect additional directors in certain situations in accordance with IES’ Certificate of Designations of the Series A Junior Participating Preferred Stock.

MISCOR. The MISCOR board of directors currently has 4 members. The MISCOR articles of incorporation and bylaws provide that the board of directors will consist of a number of directors, not less than one, as set from time to time by resolution adopted by a majority of the board of directors. If and whenever the board of directors has not specified the number of directors, the number shall be five. Directors are elected by a plurality of votes of the shares present in person or by proxy and entitled to vote on the election of directors. The directors are divided into three classes. The members of each class are elected for a term of three years (unless a shorter period is specified) and until their successors are elected and qualified. One class of directors is elected annually. Tontine has the right to appoint members to MISCOR’s board of directors as follows:

•	if Tontine or its affiliates hold at least 10% of MISCOR’s outstanding common stock, Tontine has the right to appoint one member of MISCOR’s board of directors;

•

if Tontine or its affiliates hold at least 20% of MISCOR’s outstanding common stock, and MISCOR’s board of directors consists of five or fewer directors, Tontine has the right to appoint one member of MISCOR’s board of directors; and

•

if Tontine or its affiliates hold at least 20% of MISCOR’s outstanding common stock, and MISCOR’s board of directors consists of six or more directors, Tontine has the right to appoint two members of MISCOR’s board of directors.

MISCOR also agreed that, for as long as Tontine has the right to appoint directors, the number of directors on MISCOR’s board of directors will not exceed seven. Tontine has not appointed a director to MISCOR’s board of directors.

Stockholders’ Meetings and Provisions for Notices

IES. The IES bylaws provide that special meetings of stockholders may only be called by (1) the Chairman of the board of directors upon the written request of the board of directors pursuant to a resolution approved by a majority of the board of directors or (2) upon the receipt of the written request of the holders of at least 25% of the outstanding shares of common stock.

The IES bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as director and amendments to IES’ certificate of incorporation or bylaws to be brought before annual meetings of stockholders. These procedures provide that notice of such stockholder proposals must be timely given in writing to IES’ secretary prior to the annual meeting. Generally, to be timely, notice must be received at IES’ principal executive offices not less than 80 days prior to an annual meeting (or if fewer than 90 days’ notice or prior public disclosure of the date of the annual meeting is given or made by IES, not later than the tenth day following the date on which the notice of the date of the annual meeting was mailed or such public disclosure was made). The notice must contain certain information specified in IES’ bylaws, including a brief description of the business desired to be brought before the annual meeting and certain information concerning the stockholder submitting the proposal.

MISCOR. The MISCOR’s articles of incorporation provide that a special meeting of shareholders may be called only by the Chairman of the board of directors or pursuant to a resolution adopted by a majority of the total number of directors. Shareholders are not authorized to call a special meeting.

The MISCOR bylaws establish advance notice procedures with regard to shareholder proposals relating to business to be brought before annual meetings of shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to MISCOR’s secretary prior to the annual meeting. Generally, to be timely, notice must be received at MISCOR’s principal executive offices not less than 120 days prior to an annual meeting (or if fewer than 130 days’ notice or prior public disclosure of the date of the annual meeting is given or made by MISCOR, not later than the tenth day following the date on which the notice of the date of the annual meeting was mailed or such public disclosure was made). The notice must contain certain information specified in MISCOR’s bylaws, including a brief description of the business desired to be brought before the annual meeting and certain information concerning the shareholder submitting the proposal.

Voting by Stockholders

IES. The IES bylaws state that unless otherwise provided by applicable law, the certificate of incorporation, or the bylaws, all matters other than election of directors will be approved if the votes cast in favor of the matter exceed the votes cast opposing matter. The IES bylaws state that subject to the rights of the holders of preferred stock, directors will generally be elected by a plurality of the votes cast.

MISCOR. The MISCOR bylaws state that, unless otherwise provided by applicable law, the articles of incorporation, or the bylaws, all matters other than election of directors will be decided by the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on that matter. Subject to the rights of the holders of preferred stock and Tontine, directors will generally be elected by a plurality of the votes cast.

Amendment of Certificate of Incorporation

IES. IES’ certificate of incorporation requires the approval of the holders of at least 75% of the then-outstanding shares of IES’ capital stock entitled to vote thereon and the approval of the holders of at least 75% of the then-outstanding shares of each class of stock voting separately as a class on, among other things, certain amendments to IES’ certificate of incorporation. Any amendment to IES’ certificate of incorporation not requiring approval as mentioned in the foregoing, requires the affirmative vote of the holders of at least a majority of the then outstanding shares entitled to vote thereon and the affirmative vote of the holders of at least a majority of the then outstanding shares of each class of stock of IES voting separately as a class.

MISCOR. Generally, amendments to MISCOR’s articles of incorporation must be approved by a majority vote of MISCOR’s board of directors and also by a majority of our outstanding voting shares. However, to amend certain provisions of MISCOR’s articles of incorporation, including those pertaining to MISCOR’s directors and to certain business combination transactions, approval by at least 80% of the outstanding voting shares is required.

Amendment of Bylaws

IES. Under the IES bylaws and certificate of incorporation, IES’ board of directors may amend, alter, change or repeal IES’ bylaws, or adopt new bylaws by the affirmative vote of a majority of the board of directors at any meeting and without the assent or vote of the stockholders. The bylaws may be also be altered, amended or repealed, or new bylaws may be adopted, upon the affirmative vote of holders of at least a majority of the shares of common stock entitled to vote thereon.

MISCOR. Under the MISCOR bylaws and articles of incorporation, the affirmative vote of a majority of the “Full Board” is required to adopt, amend, alter, or repeal the bylaws. The “Full board” is the total number of directors if there are no vacancies.

Exchange Listing of Common Stock

IES. IES common stock is listed on the NASDAQ Global Select Market under the symbol “IESC,” and the rights of IES stockholders are determined in part by the NASDAQ listing requirements.

MISCOR. MISCOR common stock is traded on the OTCQB under the symbol “MIGL.”

BUSINESS OF IES

Integrated Electrical Services, Inc., a Delaware corporation, is a leading provider of infrastructure services to the residential, commercial and industrial industries as well as for data centers and other mission critical environments. IES operates primarily in the electrical infrastructure markets, with a corporate focus on expanding into other markets through strategic acquisitions or investments. Originally established as IES in 1997, IES provides services from IES’ 61 domestic locations as of December 31, 2012. Its operations are organized into three business segments, based upon the nature of its products and services (more complete descriptions follow):

•	Communications – Nationwide provider of products and services for mission critical infrastructure, such as data centers, of large corporations.

•	Residential – Regional provider of electrical installation services for single-family housing and multi-family apartment complexes.

•

Commercial & Industrial – Provider of electrical design, construction, and maintenance services to the commercial and industrial markets in various regional markets and nationwide in certain areas of expertise, such as the power infrastructure market.

The table below describes the percentage of IES’ total revenues attributable to each of IES’ three segments over each of the last three years:

	Years Ended September 30,
	2012		2011		2010
	$	%	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Communications	$121,492	26.6%	$83,615	20.6%	$69,171	18.1%
Residential	129,974	28.5%	114,732	28.2%	115,947	30.3%
Commercial & Industrial	204,649	44.9%	207,794	51.2%	197,313	51.6%

Total Consolidated	$456,115	100.0%	$406,141	100.0%	$382,431	100.0%

For additional financial information by segment, see Note 11, “Operating Segments” in the notes to IES’ Consolidated Financial Statements, included in IES’ Annual Report on Form 10-K for fiscal year ended September  30, 2012.

Net Operating Loss Carry Forward

IES and certain of its subsidiaries have a federal NOL of approximately $452 million at September 30, 2012, including approximately $139 million resulting from the additional amortization of goodwill. A change in ownership, as defined by Internal Revenue Code Section 382, could reduce the availability of net operating losses for federal and state income tax purposes. Should Tontine, IES’ controlling shareholder, sell or exchange all or a portion of its position in IES, a change in ownership could occur. In addition a change in ownership could result from the purchase of common stock by an existing or a new 5% shareholder as defined by Internal Revenue Code Section 382. Should a change in ownership occur, all net operating losses incurred prior to the change in ownership would be subject to limitation imposed by Internal Revenue Code Section 382, which would substantially reduce the amount of NOL currently available to offset taxable income. For more information on IES’ NOLs and the Rights Agreement adopted by the IES board of directors, see “—Controlling Shareholder” beginning on page     .

Operating Segments

Communications

Business Description

Originally established in 1984, IES’ Communications segment is a leading provider of network infrastructure products and services for data centers and other mission critical environments. Services offered include the design, installation and maintenance of network infrastructure for the financial, medical, hospitality, government, high-tech manufacturing, educational and information technology industries. IES also provides the design and installation of audio/visual, telephone, fire, wireless and intrusion alarm systems as well as design/build, service and maintenance of data network systems. A significant portion of IES’ Communications revenue is generated from long-term, repeat customers, some of whom use IES as a preferred provider for major projects. IES performs services across the United States from its ten offices, which includes its Communications headquarters located in Tempe, Arizona, allowing dedicated onsite maintenance teams at IES’ customers’ sites.

In 2010, IES Communications segment was separated from its Commercial & Industrial segment to form a new operating segment. The decision to report Communications as a separate segment was made as IES changed its internal reporting structure and the segment gained greater significance as a percentage of consolidated revenues, gross profit and operating income. Moreover, the Communications segment was identified as a separate and specific part of future strategic growth plans of IES.

Sales and Marketing

IES primarily specializes in installations of communication systems, and site and national account support for the mission critical infrastructure of Fortune 500 corporations. IES’ sales strategy relies on a concentrated business development effort, with centralized corporate marketing programs and direct end-customer communications and relationships. Due to the mission critical nature of the facilities IES services, IES’ end-customers significantly rely upon IES’ past performance record, technical expertise and specialized knowledge. IES’ long-term strategy is to improve its position as a preferred mission critical solutions and services provider to large national corporations and strategic local companies. Key elements of IES’ long-term strategy include continued investment in its employees’ technical expertise and expansion of its onsite maintenance and recurring revenue model.

Competition

IES’ competition consists of both small, privately owned contractors who have limited access to capital and large public companies. IES competes on quality of service and/or price, and seeks to emphasize its long history of delivering high quality solutions to its customers.

Residential

Business Description

IES’ Residential business provides electrical installation services for single-family housing and multi-family apartment complexes and CATV cabling installations for residential and light commercial applications. In addition to IES’ core electrical construction work, the Residential segment also provides services for the installation of residential solar power, smart meters, and electric car charging stations, both for new construction and existing residences. The Residential division is made up of 32 total locations, which includes the headquarters in Houston. These division locations geographically cover Texas, the Sun-Belt, and the Western and Mid-Atlantic regions of the United States, including Hawaii.

Sales and Marketing

Demand for IES’ Residential services is highly dependent on the number of single-family and multi-family home starts in the markets it serves. Although IES operates in multiple states throughout the Sun-Belt, Mid-Atlantic and western regions of the United States, the majority of its segment revenues are derived from services provided in the state of Texas. IES’ sales efforts include a variety of strategies, including a concentrated focus on national homebuilders and multi-family developers and a local sales strategy for single and multi-family housing projects. IES cable, solar and electric car charging station revenues are typically generated through industry-specific third parties to which it acts as a preferred provider of installation services.

IES’ long-term strategy is to continue to be the leading national provider of electrical services to the residential market. Although the key elements of its long-term strategy include a continued focus on maintaining a low and variable cost structure and cash generation, during the housing downturn IES modified its strategy by expanding into markets less exposed to national building cycles, such as solar panel and electric car charging installations. As IES begins to experience increased activity in the residential sector, it is prepared to increase its scale to support an increase in activity.

Competition

IES’ competition primarily consists of small, privately owned contractors who have limited access to capital. IES believes that it has a competitive advantage over these smaller competitors due to its key employees’ long-standing customer relationships, its financial capabilities, and its local market knowledge and competitive pricing. There are few barriers to entry for IES’ electrical contracting services in the residential markets.

Commercial & Industrial

Business Description

IES’ Commercial & Industrial segment is one of the largest providers of electrical contracting services in the United States. The division offers a broad range of electrical design, construction, renovation, engineering and maintenance services to the commercial and industrial markets. The Commercial & Industrial division consists of 19 total locations, which includes the division headquarters in Houston, Texas. These locations geographically cover Texas, Nebraska, Colorado, Oregon and the Mid-Atlantic region.

Services include the design of electrical systems within a building or complex and procurement and installation of wiring and connection to power sources, end-use equipment and fixtures, as well as contract maintenance. IES focuses on projects that require special expertise, such as design-and-build projects that utilize the capabilities of its in-house experts, or projects which require specific market expertise, such as transmission and distribution projects. IES also focuses on service, maintenance and certain renovation and upgrade work, which tends to be either recurring or have lower sensitivity to economic cycles, or both. IES provides services for a variety of projects, including: office buildings, manufacturing facilities, data centers, chemical plants, refineries, wind farms, solar facilities and municipal infrastructure and health care facilities. IES’ utility services consist of overhead and underground installation and maintenance of electrical and other utilities transmission and distribution networks, installation and splicing of high-voltage transmission and distribution lines, substation construction and substation and right-of-way maintenance. IES’ maintenance services generally provide recurring revenues that are typically less affected by levels of construction activity. Service and maintenance revenues are derived from service calls and routine maintenance contracts, which tend to be recurring and less sensitive to short-term economic fluctuations.

Sales and Marketing

Demand for IES’ Commercial & Industrial services is driven by construction and renovation activity levels, economic growth, and availability of bank lending. Certain of IES’ industrial projects have longer cycle times than its typical Commercial & Industrial services and may follow the economic trends with a lag. IES’ sales focus varies by location, but is primarily based upon regional and local relationships with general contractors and a demonstrated expertise in certain industries, such as transmission and distribution.

IES’ long-term strategy has been modified over the past two years due to the downturn in the construction industry. IES’ long-term strategy is to be the preferred provider of electrical services in the markets where it has demonstrated expertise or are a local market leader. Key elements of IES’ long-term strategy include leveraging its expertise in certain niche markets, expansion of its service and maintenance business and maintaining its focus on its returns on risk adjusted capital.

Competition

The electrical infrastructure services industry is generally highly competitive and includes a number of regional or small privately-held local firms. There are few barriers to entry for IES electrical contracting services in the commercial and industrial markets, which limits its advantages when competing for projects. Industry expertise, project size, location and past performance will determine IES’ bidding strategy, the level of involvement from competitors and its level of success in winning awards. IES’ primary advantages vary by location and market, but mostly are based upon local individual relationships with key employees or a demonstrated industry expertise. Additionally, due to the size of many of IES’ projects, its financial resources help it compete effectively against local competitors.

Industry Overview

Given the diverse end markets of IES Commercial & Industrial customers, which include both commercial buildings, such as offices, healthcare facilities and schools, and industrial projects, such as power, chemical, refinery and heavy manufacturing facilities, IES is subject to many trends within the construction industry. In general, demand for IES Commercial & Industrial services is driven by construction and renovation activity levels, economic growth, and availability of bank lending. Due to economic, technological or other factors there can be no assurance that construction and demand will continue to increase.

According to the September 2012 McGraw Hill Outlook, commercial construction is forecasted to increase approximately 11% in 2013 driven by improvements in the retail, warehouse, office and hotel sectors during 2013. According to the McGraw Hill Outlook, institutional building construction is forecasted to slightly increase 0.3% in 2013, turning positive for the first time in four years as state finances are finally showing signs of stabilizing.

Public works construction is forecasted to rise 5% in 2013 after three years of decline while electric utility construction activity is forecasted to drop 20% in 2013, according to the McGraw Hill Outlook. The increase in public works construction is expected to come from a rebound in highway and bridge construction, which was impacted by a reduction in federal funding and tight fiscal conditions for state and local governments over the past two years, and some increased activity for rail projects. Although electric utility construction activity is expected to decrease in 2013, according to the McGraw Hill Outlook, the projected $35 billion of spending is still a high level by historical standards.

Discontinued Operations

IES is focused on return on capital and cash flow to maximize long-term shareholder value. As a result, beginning in 2011, IES increased its focus on a number of initiatives to return it to profitability (the “2011 Restructuring Plan”). Included in these initiatives was the closure or sale of a number of facilities within IES’ Commercial & Industrial segment and one location in its Communications segment. During 2011, IES initiated the sale or closure of all or portions of its Commercial facilities in Arizona, Florida, Iowa, Maryland, Massachusetts, Nevada and Texas, its Industrial facility in Louisiana, and its Communications facility in Maryland. IES has substantially concluded the closure of these facilities as of September 30, 2012. Results from operations of these facilities for the years ended September 30, 2012, 2011, and 2010 are presented in IES’ Consolidated Statements of Operations as discontinued operations. For further discussion of discontinued operations, please refer to Note 17, “Discontinued Operations” in the notes to IES’ Consolidated Financial Statements, included in IES’ Annual Report on Form 10-K for fiscal year ended September 30, 2012. The 2011 Restructuring Plan is more fully described on page     .

Safety Culture

Performance of IES’ contracting and maintenance services exposes it to unique potential hazards associated specifically with the electrical contracting industry. In light of these risks, IES is resolute in its commitment to safety and maintaining a strong safety culture, which is reflected in its safety program and the significant reductions in loss time cases and OSHA recordable incidents over the past ten years. IES employs full-time regional safety managers, under the supervision of its full-time Vice President of Safety. IES seeks to maintain standardized safety policies, programs, procedures and personal protection equipment within each segment, including programs to train new employees, which apply to employees new to the industry and those new to IES. To further emphasize IES’ commitment to safety, it has also tied management incentives to specific safety performance results.

Risk Management and Insurance

IES’ ability to post surety bonds provides it with an advantage over competitors that are smaller or have fewer financial resources. IES believes that the strength of its balance sheet, as well as a good relationship with its bonding provider, enhances its ability to obtain adequate financing and surety bonds.

The primary risks in IES’ operations include bodily injury, property damage and construction defects. IES maintains automobile, general liability and construction defect insurance for third party health, bodily injury and property damage and workers’ compensation coverage, which it considers appropriate to insure against these risks. IES’ third-party insurance is subject to deductibles for which it establishes reserves.

Customers

IES has a diverse customer base. During the twelve-month periods ended September 30, 2012, 2011 and 2010, no single customer accounted for more than 10% of IES’ revenues. IES will continue to emphasize developing and maintaining relationships with its customers by providing superior, high-quality service. Management at each of its segments is responsible for determining sales strategy and sales activities.

Backlog

Backlog is a measure of revenue that IES expects to recognize from work that has yet to be performed on uncompleted contracts, and from work that has been contracted but has not started. Backlog is not a guarantee of future revenues, as contractual commitments may change. As of September 30, 2012, IES’ backlog was approximately $234.1 million compared to $174.5 million as of September 30, 2011. This increase is primarily due to expanded operations within IES’ Residential and Communications segments, which increased 28.6% and 20.2%, respectively. Backlog at IES’ Commercial & Industrial segment increased by 9.2% in fiscal year 2012.

Seasonality and Quarterly Fluctuations

Results of operations from IES’ Residential segment are more seasonal, depending on weather trends, with typically higher revenues generated during spring and summer and lower revenues during fall and winter. The Communications and Commercial & Industrial segments of IES’ business is less subject to seasonal trends, as work generally is performed inside structures protected from the weather. IES’ service and maintenance business is generally not affected by seasonality. In addition, the construction industry has historically been highly cyclical. IES’ volume of business may be adversely affected by declines in construction projects resulting from adverse regional or national economic conditions. Quarterly results may also be materially affected by the timing of new construction projects. Accordingly, operating results for any fiscal period are not necessarily indicative of results that may be achieved for any subsequent fiscal period.

Regulations

IES’ operations are subject to various federal, state and local laws and regulations, including:

•	licensing requirements applicable to electricians;

•	building and electrical codes;

•	regulations relating to worker safety and protection of the environment;

•	regulations relating to consumer protection, including those governing residential service agreements; and

•	qualifications of IES’ business legal structure in the jurisdictions where IES does business.

Many state and local regulations governing electricians require permits and licenses to be held by individuals. In some cases, a required permit or license held by a single individual may be sufficient to authorize specified activities for all IES’ electricians who work in the state or county that issued the permit or license. It is IES’ policy to ensure that, where possible, any permits or licenses that may be material to its operations in a particular geographic area are held by multiple employees within that area.

IES believes it has all licenses required to conduct its operations and is in compliance with applicable regulatory requirements. Failure to comply with applicable regulations could result in substantial fines or revocation of its operating licenses or an inability to perform government work.

Capital Facilities

During fiscal year 2012, IES maintained two credit facilities, as described in Item 7 — “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Credit Facilities” of IES’ Annual Report on Form 10-K for fiscal year ended September 30, 2012, which is incorporated by reference herein. For a discussion of IES’ capital resources, see Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources” of IES’ Annual Report on Form 10-K for fiscal year ended September 30, 2012, which is incorporated by reference herein.

Financing Information

For information on IES’ financial information by segment, see Note 11:, “Business Segments” in the notes to IES’ Consolidated Financial Statements, included in IES’ Annual Report on Form 10-K for fiscal year ended September 30, 2012, which is incorporated by reference herein.

Employees

At September 30, 2012, IES had 2,583 employees. IES is not a party to any collective bargaining agreements with its employees. IES believes that its relationship with its employees is strong.

Locations

As of December 31, 2012, IES had 61 domestic locations serving the United States as of December 31, 2012. In addition to IES’ executive and corporate offices, it had ten locations within its Communications business, 32 locations within its Residential business and 19 locations within its Commercial & Industrial business. This diversity helps to reduce IES’ exposure to unfavorable economic developments in any given region.

Available Information

General information about IES can be found on IES’ website at www.ies-corporate.com under “Investors.” IES files its interim and annual financial reports, as well as other reports required by the Exchange Act, with the SEC.

IES’ annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports are available free of charge through its website as soon as it is reasonably practicable after it files them with, or furnishes them to, the SEC. You may also contact IES’ Investor Relations department and they will provide you with a copy of these reports. The materials that IES files with the SEC are also available free of charge through the SEC website at www.sec.gov. You may also read and copy these materials at the SEC’s Public Reference Room at 100 F Street, NE., Washington, D.C. 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1–800–SEC–0330.

In addition to the Code of Ethics for Financial Executives, IES has adopted a Code of Business Conduct and Ethics for directors, officers and employees (the Legal Compliance and Corporate Policy Manual), and established Corporate Governance Guidelines and adopted charters outlining the duties of IES’ Audit, Human Resources and Compensation and Nominating/Governance Committees, copies of which may be found on its website. Paper copies of these documents are also available free of charge upon written request to IES. IES has designated an “audit committee financial expert” as that term is defined by the SEC. Further information about this designee may be found in the Proxy Statement for the 2013 Annual Meeting of Stockholders of IES.

PROPERTY OF IES

At September 30, 2012, IES maintained branch offices, warehouses, sales facilities and administrative offices at 61 locations. Substantially all of IES’ facilities are leased. IES leases its executive office located in Greenwich, Connecticut and its corporate office located in Houston, Texas. IES believes that its properties are adequate for its present needs, and that suitable additional or replacement space will be available as required.

IES LEGAL PROCEEDINGS

From time to time IES is a party to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business. IES maintains various insurance coverages to minimize financial risk associated with these proceedings. None of these proceedings, separately or in the aggregate, are expected to have a material adverse effect on IES’ financial position, results of operations or cash flows. With respect to all such proceedings, IES records reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. IES expenses routine legal costs related to these proceedings as they are incurred.

The following is a discussion of IES’ significant legal matters:

Ward Transformer Site

One of IES’ subsidiaries has been identified as one of more than 200 potentially responsible parties (“PRPs”) with respect to the clean-up of an electric transformer resale and reconditioning facility, known as the Ward Transformer Site, located in Raleigh, North Carolina. The facility built, repaired, reconditioned and sold electric transformers from approximately 1964 to 2005. IES did not own or operate the facility but a subsidiary that IES acquired in January 1999 is believed to have sent transformers to the facility during the 1990s. During the course of its operation, the facility was contaminated by Polychlorinated Biphenyls (“PCBs”), which also have been found to have migrated off the site. Based on IES’ investigation to date, there is evidence to support IES’ defense that IES’ subsidiary contributed no PCB contamination to the site.

Four PRPs have commenced clean-up of on-site contaminated soils under an Emergency Removal Action pursuant to a settlement agreement and Administrative Order on Consent entered into between the four PRPs and the U.S. Environmental Protection Agency (“EPA”) in September 2005. IES is not a party to that settlement agreement or Order on Consent. In April 2009, two of these PRPs, Carolina Power and Light Company and Consolidation Coal Company, filed suit against IES and most of the other PRPs in the U.S. District Court for the Eastern District of North Carolina (Western Division) to contribute to the cost of the clean-up.

In addition to the on-site clean-up, the EPA has selected approximately 50 PRPs to which it sent a Special Notice Letter in late 2008 to organize the clean-up of soils off site and address contamination of groundwater and other miscellaneous off-site issues. IES was not a recipient of that letter. On January 8, 2013, the EPA held a meeting to discuss potential settlement of its costs associated with the site. The meeting included a number of the defendants, as well as other PRPs not currently in the litigation. IES was invited to attend this meeting and counsel for IES attended. The EPA notified all parties that they must indicate by March 15, 2013 whether they will participate in settlement discussions. This settlement is separate from the 2009 litigation filed by PRPs against IES and others. IES notified the EPA that it intends to participate in the settlement discussions. IES intends to present to the EPA the evidence developed in the 2009 suit to support the argument that IES did not contribute PCB contamination to the site. IES has tendered a demand for indemnification to the former owner of the acquired corporation that may have transacted business with the facility. As of December 31, 2012, IES has not recorded a reserve for this matter, as it believes the likelihood of its responsibility for damages is not probable and a potential range of exposure is not estimable.

Hamilton Wage and Hour

On August 29, 2012, IES was served with a wage and hour suit seeking class action certification. On December 4, 2012, IES was served with a second suit, which included the same allegations but different named plaintiffs. These two cases are almost identical to several others filed by Plaintiffs’ attorney against contractors working in the Port Arthur Motiva plant on various projects over the last few years. The claims are based on alleged failure to compensate for time spent bussing to and from the plant, donning safety wear and other activities. It does not appear IES will face significant exposure for any unpaid wages. In a separate earlier case based on the same allegations, a federal district court ruled that the time spent traveling on the busses is not compensable. In early January 2013, the U.S. Court of Appeals for the Fifth Circuit upheld the district court’s ruling finding no liability for wages for time spent on bussing into the facility. IES’ investigation indicates that all other activities alleged either were inapplicable to IES’ employees or took place during times for which IES’ employees were compensated. IES has filed responsive pleadings and, following initial discovery, will seek dismissal of the case through summary judgment. As of December 31, 2012, IES had not recorded a reserve for this matter, as IES believes the likelihood of its responsibility for damages is not probable and a potential range of exposure is not estimable.

IES MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of IES’ financial condition and results of operations in conjunction with its audited consolidated financial statements, the related notes, and management’s discussion and analysis included in IES’ Annual Report on Form 10-K for the year ended September 30, 2012 and IES’ Quarterly Report on Form 10-Q for the quarter ended December 31, 2012. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to the risk factors discussed in the “Risk Factors” sections of this joint proxy statement/prospectus, IES’ Annual Report on Form 10-K for the year ended September 30, 2012 and IES’ Quarterly Report on Form 10-Q for the quarter ended December 31, 2012. Actual results may differ materially from those contained in any forward-looking statements.

Executive Overview

Please refer to “Business of IES” of this joint proxy statement/prospectus for a discussion of IES’ services and corporate strategy. IES, a Delaware corporation, is a leading provider of infrastructure services to the residential, commercial and industrial industries as well as for data centers and other mission critical environments. IES operates primarily in the electrical infrastructure markets, with a corporate focus on expanding into other markets through strategic acquisitions or investments.

Results of Operations for the Fiscal Years Ended September 30, 2012, 2011 and 2010

IES reports its operating results across three operating segments: Communications, Residential and Commercial & Industrial. Expenses associated with IES’ Corporate office are classified as a fourth segment. The following table presents selected historical results of operations of IES and subsidiaries.

	Years Ended September 30,
	2012		2011		2010
	$	%	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Revenues	$456,115	100.0%	$406,141	100.0%	$382,431	100.0%
Cost of services	398,063	87.3%	361,757	89.1%	326,939	85.5%

Gross profit	58,052	12.7%	44.384	10.9%	55,492	14.5%
Selling, general and administrative expenses	58,609	12.8%	63,321	15.6%	74,251	19.4%
Gain on sale of assets	(168)	—%	(6,555)	(1.6)%	(128)	—%
Asset impairment	—	—%	4,804	1.2%	—	—%
Restructuring charges	—	—%	—	—%	763	0.2%

Loss from operations	(389)	(0.1)%	(17,186)	(4.3)%	(19,394)	(5.1)%

Interest and other expense, net	2,228	0.5%	2,203	0.5%	3,253	0.9%

Loss from continuing operations before income taxes	(2,617)	(0.6)%	(19,389)	(4.8)%	(22,647)	(6.0)%
Provision (benefit) for income taxes	38	—%	172	—%	(36)	—%

Net loss from continuing operations	(2,655)	(0.6)%	(19,561)	(4.8)%	(22,611)	(6.0)%

Net loss from discontinued operations before income taxes	(9,158)	(2.0)%	(18,288)	(4.5)%	(8,539)	(2.2)%
(Benefit) provision for income taxes	(11)	—%	(26)	—%	5	—%

Net loss from discontinued operations	(9,147)	(2.0)%	$(18,262)	(4.5)%	$(8,544)	(2.2)%

Net loss	$(11,802)	1.4%	$(37,823)	(0.3)%	$(31,155)	(3,8)%

Consolidated revenues for the year ended September 30, 2012 were $50.0 million greater than for the year ended September 30, 2011, an increase of 12.3%.

The $13.7 million increase in IES’ consolidated gross profit for the year ended September 30, 2012, as compared to the year ended September 30, 2011, was primarily the result of company-wide concerted efforts to return the organization to profitability. IES’ organization as a whole, and each segment individually, was successful in executing projects, and managing costs to maximize gross profits. IES’ overall gross profit percentage increased to 12.7% during the year ended September 30, 2012 as compared to 10.9% during the year ended September 30, 2011.

Selling, general and administrative expenses include costs not directly associated with performing work for IES’ customers. These costs consist primarily of compensation and benefits related to corporate, division and branch management, occupancy and utilities, training, professional services, information technology costs, consulting fees, travel and certain types of depreciation and amortization. IES allocates certain corporate selling, general and administrative costs across its segments as it believes this more accurately reflects the costs associated with operating each segment.

During the year ended September 30, 2012, IES’ selling, general and administrative expenses were $58.6 million, a decrease of $4.7 million, or 7.4%, as compared to the year ended September 30, 2011. Included in the year ended September 30, 2012 is $0.9 million of severance attributable to the departures of IES’ former CFO and its former Senior Vice President and General Counsel. Included in year ended September 30, 2011 is $2.9 million of accelerated amortization attributable to the discontinuance of certain software and $1.3 million of severance attributable to the former CEO’s departure.

During the year ended September 30, 2011, IES’ results of operations included a gain on sale of a non-strategic facility of $6.8 million, partially offset by $4.8 million in asset impairments with no comparable charges in the current year.

Communications

2012 Compared to 2011

	Years Ended September 30,
	2012		2011
	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Revenue	$121,492	100.0%	$83,615	100.0%
Gross Profit	18,204	15.0%	12,473	14.9%
Selling, general and administrative expenses	13,431	11.1%	9,578	11.5%

Revenue. IES’ Communications segment revenues increased $37.9 million during the year ended September 30, 2012, a 45.3% increase compared to the year ended September 30, 2011. This increase is primarily due to an increase in data center projects and high tech manufacturing projects during 2012, along with IES’ establishment of an operation in San Diego, California. IES believes the expansion of technology, cloud computing and increased demands for consumer focused data storage and collection, has led to an increase in demand for additional data center capacity. Revenues attributable to data centers were $38.9 million for the year ended September 30, 2012 compared to $29.9 million for the year ended September 30, 2011. The increase in high tech manufacturing projects is related to a major expansion by a high tech manufacturer in the greater Phoenix, Arizona area. Revenues from high tech manufacturing projects were $28.1 million during the year ended September 30, 2012, and $9.4 million during the year ended September 30, 2011. Although the growth in data center and high tech manufacturing projects was significant for the year ended September 30, 2012, there can be no assurance that this level of business or growth will continue, as a significant amount of IES’ project work is awarded through a competitive bid process. Revenue from the establishment of IES’ San Diego operations increased overall revenue by $10.5 million for the year ended September 30, 2012.

Gross Profit. IES’ Communications segment’s gross profit during the year ended September 30, 2012 increased $5.7 million, or 46.0%, as compared to the year ended September 30, 2011. The increase in gross profit is attributable to a higher volume of contract revenues as noted in the revenue analysis above. Overall gross profit as a percentage of revenue remained unchanged during 2012. Exclusive of IES’ San Diego operations, which were established in the fourth quarter of 2011, gross profit increased 0.9%.

Selling, General and Administrative Expenses. IES’ Communications segment’s selling, general and administrative expenses increased $3.9 million, or 40.2%, during the year ended September 30, 2012 compared to the year ended September 30, 2011. Selling, general and administrative expenses as a percentage of revenues in the Communication segment decreased to 11.1% of segment revenue during the year ended September 30, 2012. The increase in selling, general and administrative expenses is primarily due to a $1.2 million legal settlement reserve. Additionally, IES incurred higher expenses associated with its expansion of facilities in Southern California, including litigation expenses, increased staff in response to revenue growth, and to a lesser extent, incentive awards for achieving specific performance goals.

2011 Compared to 2010

	Years Ended September 30,
	2011		2010
	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Revenue	$83,615	100.0%	$69,171	100.0%
Gross Profit	12,473	14.9%	12,411	17.9%
Selling, general and administrative expenses	9,578	11.5%	7,298	10.6%

Revenue. IES’ Communications segment revenues increased $14.4 million during the year ended September 30, 2011, a 20.9% increase compared to the year ended September 30, 2010. This increase is primarily due to an increase in data center projects and national account activity. IES believes the expansion of technology, cloud computing and increased demands for consumer focused data storage and collection have led to an increase in demand for additional data center capacity. Revenues attributable to data centers were $29.9 million for the year ended September 30, 2011 compared to $18.4 million for the year ended September 30, 2010. National accounts are used within this segment to describe customers who have multiple mission critical facilities throughout the United States; IES provides a wide range of project and maintenance services to these customers. Revenues from IES’ national accounts were $21.5 million during the year ended September 30, 2011, and $12.8 million during the year ended September 30, 2010. Although the growth in data center and national account projects was significant for the year ended September 30, 2011, there can be no assurance that this level of business or growth will continue, as substantially all of IES’ project work is awarded through a competitive bid process.

Gross Profit. IES’ Communications segment’s gross profit during the year ended September 30, 2011 increased $0.1 million, as compared to the year ended September 30, 2010. Gross profit as a percent of revenue decreased to 14.9% in 2011, compared to 17.9% in 2010. The decrease in gross profit percentage is attributed to increased competition driving down margin rates on individual contracts when compared to 2010.

Selling, General and Administrative Expenses. IES’ Communications segment’s selling, general and administrative expenses increased $2.3 million, or 31.2%, during the year ended September 30, 2011 compared to the year ended September 30, 2010. Selling, general and administrative expenses as a percentage of revenues in the Communication segment increased to 11.5% of segment revenue during the year ended September 30, 2011. The increase can be attributed to higher expenses associated with IES’ expansion of facilities in San Diego, and to a lesser extent, incentive awards for achieving specific performance goals.

Residential

2012 Compared to 2011

	Years Ended September 30,
	2012		2011
	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Revenue	$129,974	100.0%	$114,732	100.0%
Gross Profit	20,700	15.9%	18,690	16.3%
Selling, general and administrative expenses	19,703	15.2%	18,441	16.1%

Revenue. IES’ Residential segment revenues increased $15.3 million during the year ended September 30, 2012, an increase of 13.3% as compared to the year ended September 30, 2011. Revenues for IES’ multi-family construction increased by $4.2 million. In 2012, multi-family industry starts were attributed to improved demand for rental housing. Rental housing demand was partially driven by the deferral of purchases of single family homes due to continued restrictive lending practices for single family purchases, an uncertain job market and lower apartment vacancy rates. Single family construction revenues increased by $11.6 million, primarily in the Texas markets. IES entered into the solar installation market during fiscal 2012, resulting in revenues of $9.5 million. Included in IES’ fiscal 2011 balance are revenues attributable to a non-core electrical distribution facility, totaling $13.1 million. IES sold this business in February 2011, and as such, no revenues from this facility are included in its fiscal 2012 balance.

Gross Profit. During the year ended September 30, 2012, IES’ Residential segment experienced a $2.0 million, or 10.8%, increase in gross profit as compared to the year ended September 30, 2011. Gross margin percentage in the Residential segment decreased to 15.9% during the year ended September 30, 2012. IES attributes much of the increase in Residential’s gross margin primarily to the higher volume of single family projects.

Selling, General and Administrative Expenses. IES’ Residential segment experienced a $1.3 million, or 6.8%, increase in selling, general and administrative expenses during the year ended September 30, 2012 compared to the year ended September 30, 2011. Selling, general and administrative expenses as a percentage of revenues in the Residential segment decreased to 15.2% of segment revenue during the year ended September 30, 2012. IES attributes much of the increase in Residential selling, general and administrative expenses primarily to increased incentives and its expansion into the solar installation market.

2011 Compared to 2010

	Years Ended September 30,
	2011		2010
	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Revenue	$114,732	100.0%	$115,947	100.0%
Gross Profit	18,690	16.3%	23,525	20.3%
Selling, general and administrative expenses	18,441	16.1%	23,736	20.5%

Revenue. IES’ Residential segment revenues decreased $1.2 million during the year ended September 30, 2011, a decrease of 1.0% as compared to the year ended September 30, 2010. Approximately $4.4 million of this decrease is primarily attributable to the sale of a non-core electrical distribution facility in February 2011. Revenues for IES’ multi-family construction increased by $10.7 million as multi-family industry project starts increased to 195,000 units from 154,000 units in 2010. In 2011, multi-family industry starts were attributed to improved demand for rental housing. Rental housing demand was partially driven by the deferral of purchases of single family homes due to more restrictive lending practices for single family purchases, an uncertain job market and lower apartment vacancy rates. Single family construction revenues declined by $6.6 million, partially due to the end in tax stimulus for new home buyers, more restrictive lending practices and an uncertain job market. Nationwide demand for single-family homes declined, particularly in markets such as Southern California, Arizona, Nevada, Texas and Georgia.

Gross Profit. During the year ended September 30, 2011, IES’ Residential segment experienced a $4.8 million, or 20.6%, reduction in gross profit as compared to the year ended September 30, 2010. Gross margin percentage in the Residential segment decreased to 16.1% during the year ended September 30, 2011. IES attributes much of the decline in Residential’ s gross margin to increased competition and increased costs of materials creating lower margins in both single-family and multi-family construction. As IES’ contracts provide for fixed prices, near term increases in costs for raw materials, such as copper, steel and fuel can significantly erode the margins which currently exist in the highly competitive residential construction marketplace. For example, copper prices are particularly volatile. During the year ended September 30, 2011, commodity prices for copper ranged from $3.15 to $4.62 per pound. The average spot price for copper was $4.13 per pound during the twelve months ended September 30, 2011, an increase of 29.0% over the prior twelve month period.

Selling, General and Administrative Expenses. IES’ Residential segment experienced a $5.3 million, or 22.3%, reduction in selling, general and administrative expenses during the year ended September 30, 2011 compared to the year ended September 30, 2010. Selling, general and administrative expenses as a percentage of revenues in the Residential segment declined to 16.1% of segment revenue during the year ended September 30, 2011. IES attributes much of the decline in Residential selling, general and administrative expenses to lower management and incentive compensation expense.

Commercial & Industrial

2012 Compared to 2011

	Years Ended September 30,
	2012		2011
	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Revenue	$204,649	100.0%	$207,794	100.0%
Gross Profit	19,148	9.4%	13,221	6.4%
Selling, general and administrative expenses	17,166	8.4%	21,788	10.5%

Revenue. Revenues in IES’ Commercial & Industrial segment decreased $3.2 million during the year ended September 30, 2012, a decrease of 1.5% compared to the year ended September 30, 2011. IES’ Commercial & Industrial segment is impacted not only by industry construction trends, but also specific industry and local economic trends. Impacts from these trends on IES’ revenues may be delayed due to the long lead time of its projects. IES’ revenues were also impacted by a refocusing of its business development strategy on projects within its demonstrated areas of expertise and with increased margin expectations. Projects in all sectors remain subject to delays or cancelation with little advance notice. In many of IES’ Commercial & Industrial markets, it continues to experience increased competition from new entrants, including residential contractors or contractors from other geographic markets.

Gross Profit. IES’ Commercial & Industrial segment’s gross profit during the year ended September 30, 2012 increased $5.9 million, or 44.8%, as compared to the year ended September 30, 2011. Commercial & Industrial’s gross margin percentage increased to 9.4% during the year ended September 30, 2012, primarily due to improved execution of projects in all locations. Although the competitive market that has existed during the prolonged recession has continued to depress project bid margins, IES has begun to experience some reprieve. In 2011, IES experienced margin erosion and project difficulties due to a combination of project management turnover, projects outside IES’ historical area of expertise, and delays in receipt of material and labor productivity, all of which significantly increased its cost on those projects. In 2012, IES focused its efforts on winning projects within its areas of expertise, and significantly reduced the project inefficiencies due to delay and labor turnover.

Selling, General and Administrative Expenses. IES’ Commercial & Industrial segment’s selling, general and administrative expenses during the year ended September 30, 2012 decreased $4.6 million, or 21.2%, compared to the year ended September 30, 2011. Selling, general and administrative expenses as a percentage of revenues in the Commercial & Industrial segment decreased to 8.4% of segment revenue during the year ended September 30, 2012. This decrease is primarily attributed to the consolidation of back offices in several locations late in fiscal 2011.

2011 Compared to 2010

	Years Ended September 30,
	2011		2010
	$	%	$	%
	(Dollars in thousands, Percentage of revenues)
Revenue	$207,794	100.0%	$197,313	100.0%
Gross Profit	13,221	6.4%	19,556	9.9%
Selling, general and administrative expenses	21,788	10.5%	29,047	14.7%

Revenue. Revenues in IES’ Commercial & Industrial segment increased $10.5 million during the year ended September 30, 2011, an increase of 5.3% compared to the year ended September 30, 2010. IES’ Commercial & Industrial segment is impacted not only by industry construction trends, but also specific industry and local economic trends. Impacts from these trends on IES’ revenues may be delayed due to the long lead time of its projects. According to McGraw Hill, total nonresidential building starts in the United States, in terms of millions of square feet, decreased 13% in 2010 and was unchanged in 2011. IES’ Industrial projects experienced revenue increases while its Commercial projects were essentially unchanged as the rate of decline for most industry sectors has begun to stabilize. Revenues from IES’ Industrial projects increased by $10.7 million, during the year ended September 30, 2011, as compared to the year ended September 30, 2010, primarily due to a project at a refinery in Southeast Texas. Although the growth in Industrial projects were significant for the year over year comparison for the period ended September 30, 2011, there can be no assurance that this level of business or growth will continue, as substantially all of IES’ project work is awarded through a competitive bid process.

Gross Profit. IES’ Commercial & Industrial segment’s gross profit during the year ended September 30, 2011 decreased $6.3 million, or 32.4%, as compared to the year ended September 30, 2010. Commercial & Industrial’s gross margin percentage decreased to 6.4% during the year ended September 30, 2011, primarily due to lower margin construction projects and operating difficulties in several locations. The competitive market that has existed during the prolonged recession continued to depress project bid margins. In addition, IES experienced margin erosion and project difficulties due to a combination of project management turnover, projects outside IES’ historical area of expertise, and delays in receipt of material and labor productivity, all of which significantly increased IES’ cost on those projects. In many of IES’ Commercial markets, it continued to experience increased competition from new entrants, including residential contractors or contractors from other geographic markets.

Selling, General and Administrative Expenses. IES’ Commercial & Industrial segment’s selling, general and administrative expenses during the year ended September 30, 2011 decreased $7.3 million, or 25.0%, compared to the year ended September 30, 2010. Selling, general and administrative expenses as a percentage of revenues in the Commercial & Industrial segment declined to 10.5% of segment revenue during the year ended September 30, 2011. The reduction is attributed primarily to the reduction of office personnel, and reduction in discretionary spending.

Restructuring Charges

In the first quarter of IES’ 2009 fiscal year, IES began a restructuring program (the “2009 Restructuring Plan”) that was designed to consolidate operations within its three segments. In connection with the 2009 Restructuring Plan, IES incurred pre-tax restructuring charges, including severance benefits and facility consolidations and closings, of $0.8 million during the year ended September 30, 2010. Costs incurred related to IES’ Commercial & Industrial segment were $0.7 million and costs related to its Corporate office were $0.1 million for the year ended September 30, 2010.

In the second quarter of IES’ 2011 fiscal year, it began the 2011 Restructuring Plan that was designed to consolidate operations within its Commercial & Industrial business. Pursuant to the 2011 Restructuring Plan, IES planned to either sell or close certain underperforming facilities within its Commercial & Industrial operations.

The 2011 Restructuring Plan was a key element of IES’ commitment to return IES to profitability. The results of operations for these facilities has now been re-classified as discontinued operations for the current and prior periods.

The facilities directly affected by the 2011 Restructuring Plan were in several locations throughout the country, including Arizona, Florida, Iowa, Louisiana, Massachusetts, Nevada and Texas. These facilities were selected due to current and future business prospects and the extended time frame needed to return the facilities to a profitable position. Restructuring expenses in respect of the 2011 Restructuring Plan totaling $5.0 million, including $1.2 million and $3.8 million for the years ended September 30, 2012 and 2011, respectively, were comprised of severance costs, lease terminations, and external consulting and management services. IES has recognized substantially all costs related to the 2011 Restructuring Plan as of September 30, 2012. IES will continue to incur professional fees in conjunction with the finalization of facility closure in fiscal year 2013.

Expenses related to the 2009 Restructuring Plan are classified as restructuring charges within IES’ Consolidated Statements of Operations for the year ended September 30, 2010. Expenses related to the 2011 Restructuring Plan are included in the net loss from discontinued operations within IES’ Consolidated Statements of Operations for the years ended September 30, 2012 and 2011.

The following table presents the elements of costs incurred for both the 2011 and 2009 Restructuring Plans:

	Years Ended September 30,
	2012	2011	2010
	(In thousands)
Severance compensation	$(62)	$1,455	$644
Consulting and other charges	1,099	1,531	119
Lease termination costs	133	799	—

Total restructuring charges	$1,170	$3,785	$763

Interest and Other Expense, net

	Years Ended September 30,
	2012	2011	2010
	(In thousands)
Interest expense	$1,755	$1,940	$3,175
Deferred financing charges	569	338	338
Total interest expense	2,324	2,278	3,513
Interest income	(34)	(68)	(242)
Other (income) expense, net	(62)	(7)	(18)

Total interest and other expense, net	$2,228	$2,203	$3,253

During the year ended September 30, 2012, IES incurred interest expense of $1.8 million primarily comprised of the Tontine Term Loan (as defined in “Working Capital” below) and the Insurance Financing Agreements (as defined in “Working Capital” below), an average letter of credit balance of 8.8 million under the 2006 Credit Facility (as defined in “Working Capital” below) and an average unused line of credit balance of $29.7 million. This compares to interest expense of $1.9 million for the year ended September 30, 2011, on a debt balance primarily comprised of the Tontine Term Loan and the Insurance Financing Agreements, an average letter of credit balance of $12.7 million under the 2006 Credit Facility and an average unused line of credit balance of $38.9 million.

For the years ended September 30, 2012 and 2011, IES earned interest income of $34 thousand and $68 thousand, respectively, on the average Cash and Cash Equivalents balances of 26.1 million and $29.9 million, respectively.

Provision for Income Taxes

IES’ provision for income taxes decreased from of $0.2 million for the year ended September 30, 2011 to $38 thousand for the year ended September 30, 2012. The decrease is mainly attributable to an increase in the reversal of unrecognized tax benefits, resulting in a $0.2 million decrease in the income tax expense. IES provided a valuation allowance for the federal tax benefit resulting from the loss of operations for the years ended September 30, 2012 and 2011, respectively. As a result, IES did not recognize any net benefit for federal taxes for the years ended September 30, 2012 and 2011.

IES’ provision for income taxes increased from a benefit of $36 thousand for the year ended September 30, 2010 to an expense of $0.2 million for the year ended September 30, 2011. The increase is mainly attributable to a decrease in the reversal of unrecognized tax benefits, resulting in a $0.1 million increase in the income tax expense. IES provided a valuation allowance for the federal tax benefit resulting from the loss of operations for the years ended September 30, 2011 and 2010, respectively. As a result, IES did not recognize any net benefit for federal taxes for the years ended September 30, 2011 and 2010.

Results of Operations for the Three Months Ended December 31, 2012 and December 31, 2011

IES reports its operating results across three operating segments: Communications, Residential and Commercial & Industrial. Expenses associated with IES’ Corporate office are classified as a fourth segment. The following table presents selected historical results of operations of IES and subsidiaries.

	Three Months Ended December 31,
	2012		2011
	(Dollars in thousands, Percentage of revenues)
Revenues	$127,264	100%	$108,998	100.0%
Cost of services	109,284	85.9%	95,805	87.9%

Gross profit	17,980	14.1%	13,193	12.1%
Selling, general and administrative expenses	14,922	11.7%	12,655	11.6%
Gain on sale of assets	(19)	—	(137)	(0.1)%

Income from operations	3,077	2.4%	675	0.6%

Interest and other expense, net	2,329	1.8%	502	0.5%

Income from continuing operations before income taxes	748	0.6%	173	0.1%
Provision (benefit) for income taxes	115	0.1%	(19)	—%

Net income from continuing operations	633	0.5%	192	0.1%

Net loss from discontinued operations before income taxes	(138)	(0.1)%	(3,726)	(3.4)%
(Benefit) provision for income taxes	(15)	—%	187	0.2%

Net loss from discontinued operations	(123)	(0.1)%	(3,913)	(3.6)%

Net income (loss)	$510	0.6%	$(3,721)	3.5%

Consolidated revenues for the three months ended December 31, 2012 were $18.3 million greater than for the three months ended December 31, 2011, an increase of 16.8%. The increase in revenues resulted from a higher volume of projects throughout the organization as economic conditions improved year over year, and the increased activity from multiple large projects in IES Communications segment during the three months ended December 31, 2012.

The $4.8 million increase in IES’ consolidated gross profit for the three months ended December 31, 2012, as compared to the three months ended December 31, 2011, was primarily the result of company-wide concerted efforts to return the organization to profitability. IES’ organization as a whole, and each segment individually, was successful in executing projects, and managing costs to maximize gross profits. IES’ overall gross profit percentage increased to 14.1% during the three months ended December 31, 2012 as compared to 12.1% during the three months ended December 31, 2011.

Selling, general and administrative expenses include costs not directly associated with performing work for IES’ customers. These costs consist primarily of compensation and benefits related to corporate, division and branch management, occupancy and utilities, training, professional services, information technology costs, consulting fees, travel and certain types of depreciation and amortization. IES allocates certain corporate selling, general and administrative costs across IES’ segments as IES believes this more accurately reflects the costs associated with operating each segment.

During the three months ended December 31, 2012, IES’ selling, general and administrative expenses were $14.9 million, an increase of $2.3 million, or 17.9%, as compared to the three months ended December 31, 2011. The increase in selling, general and administrative expenses resulted as IES increased staffing in response to revenue growth across each segment, and incentive awards incurred in conjunction with specific profitability-based performance goals. Additionally, IES incurred $0.5 million in equity compensation expense due to an unusual amount of restricted stock vesting within IES’ corporate segment during the three months ended December 31, 2012, as compared to $0.1 million during the three months ended December 31, 2011.

Communications

	Three Months Ended December 31,
	2012		2011
	(Dollars in thousands, Percentage of revenues)
Revenue	$40,119	100.0%	$25,162	100.0%
Gross Profit	7,232	18.0%	3,565	14.2%
Selling, general and administrative expenses	3,558	8.9%	2,710	10.8%

Revenue. IES’ Communications segment revenues increased $15.0 million during the three months ended December 31, 2012, a 59.4% increase compared to the three months ended December 31, 2011. This increase is primarily due to the increased activity from multiple large data center and high tech manufacturing projects during the three months ended December 31, 2012. IES’ believes the expansion of technology, cloud computing and increased demands for consumer focused data storage and collection, has led to an increase in demand for additional data center capacity. Revenues attributable to data centers were $13.9 million for the quarter ended December 31, 2012 compared to $10.2 million for the quarter ended December 31, 2011. Revenues from high tech manufacturing projects were $11.6 million during the quarter ended December 31, 2012, and $2.8 million during the quarter ended December 31, 2011. Although the growth in data center and high tech manufacturing projects continued to be significant for the quarter ended December 31, 2012, and IES continues to bid on significant project opportunities, IES does not necessarily expect this level of business or growth will continue, as IES’ large size project work is periodically awarded.

Gross Profit. IES’ Communications segment’s gross profit during the three months ended December 31, 2012 increased $3.7 million, or 102.9%, as compared to the three months ended December 31, 2011. Gross profit as a percentage of revenue increased 3.8% to 18.0% for the quarter ended December 31, 2012, due primarily to the increased activity from data center and high tech manufacturing projects, and to a lesser extent, increased supplier rebates during the three months ended December 31, 2012.

Selling, General and Administrative Expenses. IES’ Communications segment’s selling, general and administrative expenses increased $0.8 million, or 31.3%, during the three months ended December 31, 2012 compared to the three months ended December 31, 2011. Selling, general and administrative expenses as a percentage of revenues in the Communication segment decreased 1.9% to 8.9% of segment revenue during the quarter ended December 31, 2012. While higher expenses associated with IES’ increased staffing in response to revenue growth, and incentive awards for achieving specific performance goals increased for the three months ended December 31, 2012, selling, general and administrative expenses as a percent of revenue decreased. During the three months ended December 31, 2011, IES experienced higher selling, general and administrative costs in its San Diego operations, due primarily to legal fees. These costs were not duplicated in the three months ended December 31, 2012.

Residential

	Three Months Ended December 31,
	2012		2011
	(Dollars in thousands, Percentage of revenues)
Revenue	$36,005	100.0%	$29,272	100.0%
Gross Profit	6,106	17.0%	4,646	15.9%
Selling, general and administrative expenses	5,228	14.5%	4,414	15.1%

Revenue. IES’ Residential segment revenues increased $6.7 million during the three months ended December 31, 2012, an increase of 23.0% as compared to the three months ended December 31, 2011. Revenues for IES’ multi-family construction increased by $3.4 million during the quarter ended December 31, 2012, primarily driven by the increased demand for rental housing. Rental housing demand was partially driven by the deferral of purchases of single family homes due to continued restrictive lending practices for single family purchases, an uncertain job market and lower apartment vacancy rates. Single family construction revenues increased by $4.0 million, primarily in the Texas markets, as overall market conditions have started to improve. During the three months ended December 31, 2012, IES determined the collectability of a receivable balance related to IES’ solar division had become uncertain. As such, IES did not recognize $1.9 million in revenue earned and $1.5 million in associated costs during the three months ended December 31, 2012 related to the receivable balance in question. IES has subsequently entered into an asset purchase agreement with IES’ customer, and will incorporate the $1.5 million in deferred costs within the purchase accounting.

Gross Profit. During the three months ended December 31, 2012, IES’ Residential segment experienced a $1.5 million, or 31.4%, increase in gross profit as compared to the three months ended December 31, 2011. Gross margin percentage in the Residential segment increased 1.1% to 17.0% during the three months ended December 31, 2012. IES attributes much of the increase in Residential’s gross margin primarily to the higher volume of single family projects. During the three months ended December 31, 2012, IES determined the collectability of a receivable balance related to its solar division had become uncertain. As such, IES did not recognize $1.9 million in revenue earned and $1.5 million in associated costs during the three months ended December 31, 2012 related to the receivable balance in question. IES has subsequently entered into an asset purchase agreement with IES’ customer, and will incorporate the $1.5 million in deferred costs within the purchase accounting.

Selling, General and Administrative Expenses. IES’ Residential segment experienced a $0.8 million, or 18.4%, increase in selling, general and administrative expenses during the three months ended December 31, 2012 compared to the three months ended December 31, 2011. Selling, general and administrative expenses as a percentage of revenues in the Residential segment decreased 0.6% to 14.5% of segment revenue during the three months ended December 31, 2012. Much of the increased selling, general and administrative expenses is attributed to increased staffing associated with revenue growth.

Commercial & Industrial

	Three Months Ended December 31,
	2012		2011
	(Dollars in thousands, Percentage of revenues)
Revenue	$51,140	100.0%	$54,564	100.0%
Gross Profit	4,642	9.1%	4,982	9.1%
Selling, general and administrative expenses	3,736	7.3%	4,071	7.5%

Revenue. Revenues in IES’ Commercial & Industrial segment decreased $3.4 million during the three months ended December 31, 2012, a decrease of 6.3% compared to the three months ended December 31, 2011. IES’ Commercial & Industrial segment is impacted not only by industry construction trends, but also specific industry and local economic trends. Impacts from these trends on IES’ revenues may be delayed due to the long lead time of its projects. IES’ revenues were also impacted by a refocusing of its business development strategy on projects within its demonstrated areas of expertise and with increased margin expectations. In many of IES’ Commercial markets, IES’ continues to experience increased competition from new entrants, including residential contractors or contractors from other geographic markets.

Gross Profit. IES’ Commercial & Industrial segment’s gross profit during the three months ended December 31, 2012 decreased $0.3 million, or 6.8%, as compared to the three months ended December 31, 2011. Commercial & Industrial’s gross margin percentage remained constant at 9.1% during the three months ended December 31, 2012. Although the competitive market that has existed during the prolonged recession has continued to depress project bid margins, IES’ has begun to experience some reprieve. In 2012, IES focused its efforts on winning projects within IES’ areas of expertise, and significantly reduced project inefficiencies due to delay and labor turnover.

Selling, General and Administrative Expenses. IES’ Commercial & Industrial segment’s selling, general and administrative expenses during the three months ended December 31, 2012 decreased $0.3 million, or 8.2%, compared to the three months ended December 31, 2011. Selling, general and administrative expenses as a percentage of revenues in the Commercial & Industrial segment decreased 0.2% during the three months ended December 31, 2012, reflective of improved management of overhead costs and scaled operations.

Restructuring Charges

In the second quarter of IES’ 2011 fiscal year, IES began the 2011 Restructuring Plan that was designed to consolidate operations within IES’ Commercial & Industrial business. Pursuant to the 2011 Restructuring Plan, IES planned to either sell or close certain underperforming facilities within its Commercial & Industrial operations. The 2011 Restructuring Plan was a key element of IES’ commitment to return IES to profitability. The results of operations related to the 2011 Restructuring Plan are included in the net loss from discontinued operations within IES’ Consolidated Statements of Operations for the years ended September 30, 2012 and 2011.

The facilities directly affected by the 2011 Restructuring Plan were in several locations throughout the country, including Arizona, Florida, Iowa, Louisiana, Massachusetts, Nevada and Texas. These facilities were selected due to their business prospects at that time and the extended time frame needed to return the facilities to a profitable position. As part of IES’ restructuring charges within IES’ Commercial & Industrial segment IES recognized $(4) and $69 in severance costs, $47 and $483 in consulting services, and $0 and $48 in costs related to lease terminations for the three months ended December 31, 2012 and 2011, respectively.

The following table presents the elements of costs incurred for the 2011 Restructuring Plan:

	Three Months Ended December 31,
	2012	2011
	(In thousands)
Severance compensation	$(4)	$1,455
Consulting and other charges	47	1,531
Lease termination costs	—	799

Total restructuring charges	$43	$3,785

Interest and Other (Income) Expense, net

	Three Months Ended December 31,
	2012	2011
	(In thousands)
Interest expense	$472	$530
Deferred financing charges	135	91

Total Interest expense	607	621

Interest income	(12)	(85)
Other (income) expense, net	1,734	(64)

Total interest and other expense, net	2,329	472

During the three months ended December 31, 2012, IES incurred interest expense of $472 thousand primarily comprised of interest expense from the Tontine Term Loan (as defined in “Working Capital” below) and the Insurance Financing Agreements (as defined in “Working Capital” below), an average letter of credit balance of $8.5 million under the 2012 Credit Facility (as defined in “Working Capital” below) and an average unused line of credit balance of $21.5 million. This compares to interest expense of $530 thousand for the three months ended December 31, 2011, on a debt balance primarily comprised of the Tontine Term Loan and the Insurance Financing Agreements, an average letter of credit balance of $10.7 million under the 2006 Credit Facility and an average unused line of credit balance of $47.5 million.

For the three months ended December 31, 2012 and 2011, IES earned interest income of $12 thousand and $85 thousand, respectively, on the average Cash and Cash Equivalents balances of $19 million and $21.6 million, respectively.

During the three months ended December 31, 2012, IES fully reserved for an outstanding receivable for a settlement agreement with a former surety. The surety has failed to make payments in accordance with the settlement agreement, and has proposed a modified payment structure to satisfy the debt. Currently IES is not likely to enter into a modified payment structure. IES has concluded that collectability is not probable as of December 31, 2012, and has recorded a reserve for the entire balance of $1.7 million. The reserve was recorded as other expense within IES’ Consolidated Statements of Operations

Sale of Non-Strategic Manufacturing Facility

On November 30, 2010, a subsidiary of IES sold substantially all the assets and certain liabilities of a non-strategic manufacturing facility engaged in manufacturing and selling fabricated metal buildings housing electrical equipment, such as switchgears, motor starters and control systems, to Siemens Energy, Inc. As part of this transaction, Siemens Energy, Inc. also acquired certain real property where the fabrication facilities are located from another subsidiary of IES. The purchase price of $10.1 million was adjusted to reflect working capital variances. The transaction was completed on December 10, 2010 at which time IES recognized a gain of $6.8 million.

Sale of Non-Core Electrical Distribution Facility

On February 28, 2011, Key Electrical Supply, Inc., a wholly owned subsidiary of IES, sold substantially all the assets and certain liabilities of a non-core electrical distribution facility engaged in distributing wiring, lighting, electrical distribution, power control and generators for residential and commercial applications to Elliot Electric Supply, Inc. The purchase price of $6.7 million was adjusted to reflect working capital variances. The loss on this transaction was immaterial.

Provision for Income Taxes

IES’ provision for income taxes increased from a benefit $19 thousand for the three months ended December 31, 2011 to an expense of $0.1 million for the three months ended December 31, 2012. The increase is mainly attributable to an increase federal tax expense and an increase in state tax expense. IES provided a valuation allowance for the federal tax benefit resulting from the loss of operations for the three months ended December 31, 2011. As a result, IES did not recognize any net benefit for federal taxes for the year ended December 31, 2011.

Working Capital

During the three months ended December 31, 2012, working capital decreased by $12.0 million from December 31, 2011, reflecting a $6.1 million increase in current assets and an $18.1 million increase in current liabilities during the period.

During the three months ended December 31, 2012, IES’ current assets increased by $6.1 million, or 4.3%, to $149.5 million, as compared to $143.4 million as of December 31, 2011. Cash and cash equivalents increased by $2.3 million during the quarter ended December 31, 2012 as compared to December 31, 2011. The current trade accounts receivables, net, decreased by $4.9 million at December 31, 2012, as compared to December 31, 2011. Days sales outstanding (“DSOs”) decreased to 56 as of December 31, 2012 from 67 as of December 31, 2011. The improvement was driven predominantly by increased collection efforts. While the rate of collections may vary, IES’ secured position, resulting from its ability to secure liens against its customers’ overdue receivables, reasonably assures that collection will occur eventually to the extent that its security retains value. IES also experienced a $2.9 million increase in retainage and a $0.2 million decrease in costs in excess of billings during the quarter ended December 31, 2012 compared to December 31, 2011.

During the three months ended December 31, 2012, IES’ total current liabilities increased by $18.1 million to $101.6 million, compared to $83.5 million as of December 31, 2011. During the quarter ended December 31, 2012 accounts payable and accrued expenses increased $6.0 million. Billings in excess of costs increased by $4.7 million during the quarter ended December 31, 2012 compared to December 31, 2011. Finally, current maturities of long-term debt increased by $7.4 million during the quarter ended December 31, 2012 compared to December 31, 2011 primarily due to the shifting of classification of the Tontine Term Loan from long term to current portion of long-term debt.

Surety

Many customers, particularly in connection with new construction, require IES to post performance and payment bonds issued by a surety. These bonds provide a guarantee to the customer that IES will perform under the terms of IES’ contract and that IES will pay its subcontractors and vendors. If IES fails to perform under the terms of its contract or to pay subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. IES must reimburse the sureties for any expenses or outlays they incur on its behalf. To date, IES has not been required to make any reimbursements to its sureties for bond-related costs.

As is common in the surety industry, sureties issue bonds on a project-by-project basis and can decline to issue bonds at any time. IES believes that its relationships with its sureties will allow IES to provide surety bonds as they are required. However, current market conditions, as well as changes in IES’ sureties’ assessment of IES’ operating and financial risk, could cause its sureties to decline to issue bonds for its work. If IES’ sureties decline to issue bonds for its work, IES’ alternatives would include posting other forms of collateral for project performance, such as letters of credit or cash, seeking bonding capacity from other sureties, or engaging in more projects that do not require surety bonds. In addition, if IES is awarded a project for which a surety bond is required but IES is unable to obtain a surety bond, the result could be a claim for damages by the customer for the costs of replacing IES with another contractor.

As of December 31, 2012, the estimated cost to complete IES’ bonded projects was approximately $70.2 million. IES believes the bonding capacity presently provided by IES’ sureties is adequate for its current operations and will be adequate for its operations for the foreseeable future. As of December 31, 2012, IES utilized $1.0 million of cash (as is included in “Other Non-Current Assets” in IES’ Consolidated Balance Sheet) as collateral for certain of its previous bonding programs.

The 2012 Revolving Credit Facility

On August 9, 2012, IES entered into a Credit and Security Agreement (the “Credit Agreement”), for a $30.0 million revolving credit facility (the “2012 Credit Facility”) with Wells Fargo Bank, National Association (“Wells Fargo”). The 2012 Credit Facility originally matured on August 9, 2015, unless earlier terminated. On February 12, 2013, IES entered into an amendment of its 2012 Credit Facility with Wells Fargo (the “Amendment”). The Amendment extends the term of the 2012 Credit Facility to August 9, 2016 and adds IES Renewable Energy, LLC as a borrower on the 2012 Credit Facility. In addition, pursuant to the Amendment, Wells Fargo provided IES with a $5.0 million term loan. The Credit Agreement was filed as an Exhibit to IES’ Form 10-K for the year ending September 30, 2012 and any description thereof is qualified in its entirety by the terms of the Credit Agreement, and the Amendment is filed as Exhibit 2.1 hereof and any description thereof is qualified in its entirety by the terms of the Amendment. For a description of the new term loan that IES expects to enter into connection with the merger, see “Financing of the Merger” beginning on page     .

The 2012 Credit Facility contains customary affirmative, negative and financial covenants. The 2012 Credit Facility requires that IES maintains a fixed charge coverage ratio of not less than 1.0:1.0 at any time that its aggregate amount of unrestricted cash and cash equivalents on hand plus Excess Availability (as defined in the Credit Agreement) is less than $20.0 million or Excess Availability is less than $7.5 million.

Borrowings under the 2012 Credit Facility may not exceed a “borrowing base” that is determined monthly by IES’ lenders based on available collateral, primarily certain accounts receivables and inventories. Under the terms of the 2012 Credit Facility, amounts outstanding other than amounts outstanding on the Wells Fargo Term Loan bear interest at a per annum rate equal to a Daily Three Month LIBOR (as defined in the Credit Agreement), plus an interest rate margin, which is determined quarterly, based on the following thresholds:

Level	Thresholds	Interest Rate Margin
I	Liquidity ≤ $20.0 million at any time during the period; or Excess Availability ≤ $7.5 million at any time during the period; or Fixed charge coverage ratio ≤ 1.0:1.0	4.00 percentage points
II	Liquidity ≥ $20.0 million at all times during the period; and Liquidity ≤ $30.0 million at any time during the period; and Excess Availability $7.5 million; and Fixed charge coverage ratio ≥1.0:1.0	3.50 percentage points
III	Liquidity ≥ $30.0 million at all times during the period	3.00 percentage points

While borrowings under the Wells Fargo Term Loan bear interest at a per annum rate equal to Daily Three Month LIBOR plus 6.00%, IES and Wells Fargo intend to enter into an interest rate swap, whereby IES will cause the interest rate for borrowings under the Wells Fargo Term Loan to be fixed at 7.00% per annum. Interest is payable in monthly installments over a 24-month period. IES may prepay the Wells Fargo Term Loan in part or in whole prior to its stated maturity upon the payment of the outstanding principal amount, accrued but unpaid interest and prepayment fees.

In addition, under the 2012 Credit Facility, IES is charged monthly in arrears for (1) an unused commitment fee of 0.50% per annum, (2) a collateral monitoring fee ranging from $1 thousand to $2 thousand, based on the then-applicable interest rate margin, (3) a letter of credit fee based on the then-applicable interest rate margin and (4) certain other fees and charges as specified in the Credit Agreement.

The 2012 Credit Facility is guaranteed by IES’ subsidiaries and secured by first priority liens on substantially all of IES’ subsidiaries’ existing and future acquired assets, exclusive of collateral provided to IES’ surety providers. The 2012 Credit Facility also restricts IES from paying cash dividends and places limitations on its ability to repurchase IES common stock. The 2012 Credit Facility requires that IES extend the maturity date of or refinance the Tontine Term Loan prior to or at February 15, 2013. On February 13, 2013, IES prepaid the remaining $10.0 million of principal on the Tontine Term Loan plus accrued interest with existing cash on hand and proceeds from the Wells Fargo Term Loan.

At December 31, 2012, IES had $21.6 million available to IES under the 2012 Credit Facility, $7.3 million in outstanding letters of credit with Wells Fargo and no outstanding borrowings. The terms surrounding the 2012 Credit Facility agreement with Wells Fargo require that IES cash collateralize 100% of its letter of credit balance. As such, IES has $7.3 million classified as restricted cash within the Balance Sheet as of December 31, 2012.

At December 31, 2012, IES was subject to the financial covenant under the 2012 Credit Facility requiring that IES maintain a fixed charge coverage ratio of not less than 1.0:1.0 at any time that IES’ aggregate amount of unrestricted cash and cash equivalents on hand plus Excess Availability is less than $20.0 million or Excess Availability is less than $7.5 million. As of December 31, 2012, IES’ aggregate amount of unrestricted cash and cash equivalents on hand plus Excess Availability was in excess of $20.0 million and Excess Availability was in excess of $7.5 million; had IES not met these thresholds at December 31, 2012, IES would not have met the required 1.0:1.0 fixed charge coverage ratio test.

While IES expects to meet its financial covenants, in the event that IES is not able to meet the covenants of its 2012 Credit Facility in the future and are unsuccessful in obtaining a waiver from IES’ lenders, IES expects to have adequate cash on hand to fully collateralize IES’ outstanding letters of credit and to provide sufficient cash for ongoing operations.

The 2006 Revolving Credit Facility

On May 12, 2006, IES entered into a Loan and Security Agreement (the “Loan and Security Agreement”), for a revolving credit facility (as amended, the “2006 Credit Facility”) with Bank of America, N.A. and certain other lenders. Under the terms of the amended 2006 Credit Facility, the size of the facility was $40.0 million and the maturity date was November 12, 2012. On August 9, 2012, the amended 2006 Credit Facility was replaced by the 2012 Credit Facility.

Under the terms of the amended 2006 Credit Facility, IES was required to cash collateralize all of its letters of credit issued by the banks. The cash collateral was added to the borrowing base calculation at 100% throughout the term of the agreement. The 2006 Credit Facility required that IES maintain a fixed charge coverage ratio of not less than 1.0:1.0 at any time that its aggregate amount of unrestricted cash on hand plus availability was less than $25.0 million and, thereafter, until such time as IES’ aggregate amount of unrestricted cash on hand plus availability had been at least $25.0 million for a period of 60 consecutive days. The amended Agreement also called for cost of borrowings of 4.0% over LIBOR per annum. Cost for letters of credit was the same as borrowings and also included a 25 basis point “fronting fee.” In connection with the most recent amendment to the 2006 Credit Facility, IES incurred an amendment fee of $0.1 million which, together with unamortized balance of the prior amendment was amortized using the straight line method through August 30, 2012.

The 2006 Credit Facility was guaranteed by IES’ subsidiaries and secured by first priority liens on substantially all of IES’ subsidiaries’ existing and future acquired assets, exclusive of collateral provided to IES’ surety providers. The 2006 Credit Facility contained customary affirmative, negative and financial covenants. The 2006 Credit Facility also restricted IES from paying cash dividends and placed limitations on IES’ ability to repurchase its common stock.

Borrowings under the 2006 Credit Facility could not exceed a “borrowing base” that was determined monthly by IES’ lenders based on available collateral, primarily certain accounts receivables and inventories. Under the terms of the 2006 Credit Facility in effect as of August 30, 2012, interest for loans and letter of credit fees was based on IES Total Liquidity, which is calculated for any given period as the sum of average daily availability for such period plus average daily unrestricted cash on hand for such period as follows:

Total Liquidity	Annual Interest Rate for Loans	Annual Interest Rate for Letters of Credit
Greater than or equal to $60.0 million	LIBOR plus 3.00% or Base Rate plus 1.00%	3.00% plus 0.25% fronting fee
Greater than $40.0 million and less than $60.0 million	LIBOR plus 3.25% or Base Rate plus 1.25%	3.25% plus 0.25% fronting fee
Less than or equal to $40.0 million	LIBOR plus 3.50% or Base Rate plus 1.50%	3.50% plus 0.25% fronting fee

At December 31, 2012, IES had $250 in outstanding letters of credit with Bank of America. The terms surrounding the termination of the 2006 Credit Facility require that IES cash collateralize 105% of its letter of credit balance. As such, IES has $262 classified as restricted cash within the Balance Sheet as of December 31, 2012.

For the three months ended December 31, 2012, IES paid no interest for loans under the 2006 Credit Facility and had a weighted average interest rate, including fronting fees, of 3.49% for letters of credit. In addition, IES was charged monthly in arrears (1) an unused commitment fee of 0.50%, and (2) certain other fees and charges as specified in the Loan and Security Agreement, as amended.

As of August 9, 2012, IES was subject to the financial covenant under the 2006 Credit Facility requiring that IES maintains a fixed charge coverage ratio of not less than 1.0:1.0 at any time that its aggregate amount of unrestricted cash on hand plus availability is less than $25.0 million and, thereafter, until such time as its aggregate amount of unrestricted cash on hand plus availability has been at least $25.0 million for a period of 60 consecutive days. As of August 9, 2012, IES’ Total Liquidity was in excess of $25.0 million.

The Tontine Term Loan

On December 12, 2007, IES entered into the Tontine Term Loan, a $25.0 million senior subordinated loan agreement, with Tontine, which IES terminated and prepaid in full subsequent to the first quarter of fiscal 2013, as further described below.

The Tontine Term Loan bore interest at 11.0% per annum and was due on May 15, 2013. Interest was payable quarterly in cash or in-kind at IES’ option. Any interest paid in-kind would bear interest at 11.0% in addition to the loan principal. The Tontine Term Loan was subordinated to the 2012 Credit Facility. The Tontine Term Loan was an unsecured obligation of IES and its subsidiary borrowers and contained no financial covenants or restrictions on dividends or distributions to stockholders. The Tontine Term Loan was amended on August 9,

2012 in connection with IES entering into the 2012 Credit Facility. The amendment did not materially impact IES’ obligations under the Tontine Term Loan.

On April 30, 2010, IES prepaid $15.0 million of principal on the Tontine Term Loan. On May 1, 2010, Tontine assigned the Tontine Term Loan to Tontine Capital Overseas Master Fund II, L.P., also a related party. Pursuant to its terms, IES was permitted to repay the Tontine Term Loan at any time prior to the maturity date at par, plus accrued interest without penalty within the restrictions of the 2012 Credit Facility. The 2012 Credit Facility requires that IES extend the maturity date of or refinance the Tontine Term Loan prior to or on February 15, 2013. On February 12, 2013, IES entered into the Amendment to the 2012 Credit Facility. Pursuant to the Amendment, Wells Fargo provided IES with a $5.0 million term loan. On February 13, 2013, IES prepaid the remaining $10.0 million of principal on the Tontine Term Loan, plus accrued interest, with existing cash on hand and proceeds from the Wells Fargo Term Loan.

Capital Lease

IES leases certain equipment under agreements, which are classified as capital leases and included in property, plant and equipment. Amortization of this equipment for the three months ended December 31, 2012 and 2011 was $46 thousand and $46 thousand, respectively, which is included in depreciation expense in the accompanying statements of operations.

Insurance Financing Agreements

From time to time, IES elects to finance its commercial insurance policy premiums over a term equal to or less than the term of the policy (each, an “Insurance Financing Agreement”). The terms of the Insurance Financing Agreement for fiscal year 2012 was for twelve months at an interest rate of 1.99%. The Insurance Financing Agreement was collateralized by the gross unearned premiums on the respective insurance policies plus any payments for losses claimed under the policies. The remaining balance due on the Insurance Financing Agreement at December 31, 2012 was $2.2 million. The remaining balance due on the Insurance Financing Agreement at December 31, 2011 was $2.0 million.

Liquidity and Capital Resources

As of December 31, 2012, IES had cash and cash equivalents of $20.9 million, working capital of $53.9 million, $0.25 million of letters of credit outstanding under IES’ 2006 Credit Facility, and $7.3 million of letters of credit and $21.6 million of available capacity under its 2012 Credit Facility. IES anticipates that the combination of cash on hand, cash flows and available capacity under its 2012 Credit Facility will provide sufficient cash to enable it to meet its working capital needs, debt service requirements and capital expenditures for property and equipment through the next twelve months. IES’ ability to generate cash flow is dependent on many factors, including demand for its services, the availability of projects at margins acceptable to it, the ultimate collectability of IES receivables, and its ability to borrow on its 2012 Credit Facility, if needed. IES was not required to test its covenants under its 2006 Credit Facility or its 2012 Credit Facility during the period. Had IES been required to test its covenants, IES would have failed at December 31, 2012.

IES continues to closely monitor the financial markets and general national and global economic conditions. To date, IES has experienced no loss or lack of access to its invested cash or cash equivalents; however, IES can provide no assurances that access to its invested cash and cash equivalents will not be impacted in the future by adverse conditions in the financial markets.

Operating Activities

IES’ cash flow from operations is not only influenced by cyclicality, demand for its services, operating margins and the type of services IES provides, but can also be influenced by working capital needs such as the timing of its receivable collections. Working capital needs are generally lower during IES’ fiscal first and second quarters due to the seasonality that IES experiences in many regions of the country.

Operating activities provided net cash of $3.3 million during the three months ended December 31, 2012, as compared to $9.0 million of net cash used in the three months ended December 31, 2011. IES used substantially less cash to reduce IES’ accounts payable and accrued expenses. This production of cash was offset by the increase in prepaid expenses during the three months ended December 31, 2012.

Investing Activities

In the three months ended December 31, 2012, net cash from investing activities used $0.4 million as compared to $0.3 million of net cash used by investing activities in the three months ended December 31, 2011. Investing activities in the three months ended December 31, 2012 was comprised of $0.4 million used for capital expenditures. `Investing activities in the three months ended December 31, 2011 included $0.3 million used for capital expenditures.

Financing Activities

Financing activities used net cash of $0.8 million in the three months ended December 31, 2012 compared to $9.0 million used in the three months ended December 31, 2011. Financing activities in the three months ended December 31, 2012 included an increase of $0.4 million in restricted cash to satisfy the requirements of IES’ 2012 Credit Facility, and $0.4 million used to purchase treasury stock to satisfy payroll tax obligations. Financing activities in the three months ended December 31, 2011 included an increase of $8.8 million in restricted cash to satisfy the requirements of IES’ 2012 Credit Facility.

Bonding Capacity

At December 31, 2012, IES had adequate surety bonding capacity under its surety agreements. IES’ ability to access this bonding capacity is at the sole discretion of its surety providers. As of December 31, 2012, the expected cumulative cost to complete for projects covered by its surety providers was $70.2 million. IES believes it has adequate remaining available bonding capacity to meet its current needs, subject to the sole discretion of IES’ surety providers.

Controlling Shareholder

On July 21, 2011, Tontine filed an amended Schedule 13D indicating its ownership level of 57.4% of IES’ outstanding common stock. While Tontine is subject to restrictions under federal securities laws on sales of its shares as an affiliate, Tontine is party to a Registration Rights Agreement with IES under which it has the ability, subject to certain restrictions, to demand registration of its shares in order to permit unrestricted sales of those shares. Tontine has indicated to IES that it may seek to register some or all of its shares in the near future.

Should Tontine sell or exchange all or a portion of its position in IES, a change in ownership could occur. A change in ownership, as defined by Internal Revenue Code Section 382, could reduce the availability of net operating losses for federal and state income tax purposes. As of September 30, 2012 IES has approximately $452 million of federal NOLs that are available to use to offset taxable income, inclusive of NOLs from the amortization of additional tax goodwill. As of September 30, 2012 IES has approximately $313 million of federal NOLs that are available to use to offset taxable income, exclusive of NOLs from the amortization of additional tax goodwill.

On January 28, 2013, the Board of Directors adopted the Rights Agreement in an effort to protect stockholder value by attempting to protect against a possible limitation on IES’ ability to use NOLs to reduce potential future federal income tax obligations. IES has experienced and may experience in the future substantial operating losses, and under the Internal Revenue Code of 1986 and rules promulgated by the Internal Revenue Service, IES may “carry forward” these losses in certain circumstances to effect any current and future earnings and thus reduce IES’ federal income tax liability, subject to certain requirements and restrictions. To the extent that the

NOLs do not otherwise become limited, IES believes that it will be able to carry forward a significant amount of NOLs, and therefore these NOLs could be a substantial asset to IES. However, if IES experiences an “ownership change”, as defined in Section 382 of the Internal Revenue Code of 1986, its ability to use the NOLs will be substantially limited, and the timing of the usage of the NOLs could be substantially delayed, which could therefore significantly impair the value of that asset.

The Rights Agreement is designed to deter an acquisition of IES common stock in excess of a threshold amount that could trigger a “change of control” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. The Rights Agreement is designed to effectively dilute the ownership of any Acquiring Person through the offering of rights to IES’ other shareholders that could be exercised upon the Acquiring Person’s acquisition of IES common stock in excess of the threshold amount. There can be no assurance that the NOL Rights Plan will be effective in deterring a change of control or protecting the NOLs. Furthermore, a change in control would trigger the change of control provisions in a number of IES’ material agreements, including IES’ 2012 Credit Facility, bonding agreements with IES’ sureties and certain employment contracts with certain officers and employees of IES.

On April 30, 2010, IES prepaid $15.0 million of the original $25.0 million principal outstanding on the Tontine Term Loan; accordingly at December 31, 2012, $10.0 million remained outstanding under the Tontine Term Loan, which was scheduled to mature on May 15, 2013. On February 13, 2013, IES prepaid the remaining $10.0 million of principal on the Tontine Term Loan, plus accrued interest, with existing cash on hand and proceeds from the Wells Fargo Term Loan. Pursuant to its terms, IES was permitted to repay the Tontine Term Loan at any time prior to the maturity date at par, plus accrued interest without penalty within the restrictions of the 2012 Credit Facility.

On March 29, 2012, IES entered into a sublease agreement with Tontine Associates, LLC, an affiliate of its controlling shareholder, for corporate office space in Greenwich, Connecticut. The lease extends from April 1, 2012 through March 31, 2014, with monthly payments due in the amount of $6 thousand. The lease has terms at market rates and payments by IES are at a rate consistent with that paid by Tontine Associates, LLC to its landlord.

James M. Lindstrom has served as Chief Executive Officer and President of IES since October 3, 2011. Mr. Lindstrom previously served in such capacities on an interim basis since June 2011 and has served as Chairman of IES’ Board of Directors since February 2011. Mr. Lindstrom was an employee of Tontine from 2006 until October 2011.

Off-Balance Sheet Arrangements and Contractual Obligations

As is common in IES’ industry, it has entered into certain off-balance sheet arrangements that expose it to increased risk. IES’ significant off-balance sheet transactions include commitments associated with non-cancelable operating leases, letter of credit obligations, firm commitments for materials and surety guarantees.

IES enters into non-cancelable operating leases for many of its vehicle and equipment needs. These leases allow IES to retain its cash when it does not own the vehicles or equipment, and IES pays a monthly lease rental fee. At the end of the lease, IES has no further obligation to the lessor. IES may cancel or terminate a lease before the end of its term. Typically, IES would be liable to the lessor for various lease cancelation or termination costs and the difference between the fair market value of the leased asset and the implied book value of the leased asset as calculated in accordance with the lease agreement.

Some of IES’ customers and vendors require IES to post letters of credit as a means of guaranteeing performance under IES’ contracts and ensuring payment by IES to subcontractors and vendors. If IES’ customer has reasonable cause to effect payment under a letter of credit, IES would be required to reimburse IES’ creditor for the letter of credit. At December 31, 2012, $0.7 million of IES’ outstanding letters of credit were to collateralize IES’ customers and vendors.

Some of the underwriters of IES’ casualty insurance program require IES to post letters of credit as collateral, as is common in the insurance industry. To date, IES has not had a situation where an underwriter has had reasonable cause to effect payment under a letter of credit. At December 31, 2012, $6.9 million of IES outstanding letters of credit were to collateralize its insurance programs.

From time to time, IES may enter into firm purchase commitments for materials such as copper wire and aluminum wire, among others, which IES expects to use in the ordinary course of business. These commitments are typically for terms less than one year and require IES to buy minimum quantities of materials at specified intervals at a fixed price over the term. As of December 31, 2012, IES did not have any open purchase commitments.

Many of IES’ customers require it to post performance and payment bonds issued by a surety. Those bonds guarantee the customer that IES will perform under the terms of a contract and that IES will pay subcontractors and vendors. In the event that IES fails to perform under a contract or pay subcontractors and vendors, the customer may demand the surety to pay or perform under its bond. IES’ relationship with its sureties is such that it will indemnify the sureties for any expenses they incur in connection with any of the bonds they issue on its behalf. To date, IES have not incurred any costs to indemnify IES’ sureties for expenses they incurred on its behalf.

As of December 31, 2012, IES’ future contractual obligations due by September 30 of each of the following fiscal years include (in thousands) (1):

	Less than 1 year	1- to 3 Years	3 to 5 Years	More Than 5 Years	Total
Long-term debt obligations	$8,705	$3,542	$—	$—	$12,247
Operating lease obligations	$2,539	$4,265	$1,508	$751	$9,063
Capital lease obligations	$238	$26	$—	$—	$264

Total	$11,482	$7,833	$1,508	$751	$21,574

(1)	The tabular amounts exclude the interest obligations that will be created if the debt and capital lease obligations are outstanding for the periods presented.

IES’ other commitments expire by September 30 of each of the following fiscal years (in thousands):

	2013	2014	2015	Thereafter	Total
Standby letters of credit	$5,452	$2,100	$—	$—	$7,552
Other commitments	$—	$—	$—	$—	$—

Total	$5,452	$2,100	$—	$—	$7,552

IES QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Management is actively involved in monitoring exposure to market risk and continues to develop and utilize appropriate risk management techniques. IES’ exposure to significant market risks includes fluctuations in commodity prices for copper, aluminum, steel and fuel. Commodity price risks may have an impact on IES’ results of operations due to the fixed price nature of many of its contracts. IES is also exposed to interest rate risk with respect to its outstanding debt obligations on the 2012 Credit Facility. For additional information see “Disclosure Regarding Forward-Looking Statements” on page      of this joint proxy statement/prospectus.

Commodity Risk

IES’ exposure to significant market risks includes fluctuations in commodity prices for copper, aluminum, steel and fuel. Commodity price risks may have an impact on IES’ results of operations due to fixed nature of many of its contracts. Over the long-term, IES expects to be able to pass along a portion of these costs to its customers, as market conditions in the construction industry will allow.

Interest Rate Risk

IES is also exposed to interest rate risk, with respect to its outstanding revolving debt obligations as well as its letters of credit.

The following table presents principal or notional amounts and related interest rates by fiscal year of maturity for IES’ debt obligations at December 31, 2012 (Dollar amounts in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total
Debt Obligations — Fixed Rate:
Tontine Term Loan (11%)	$10,000	$—	$—	$—	$—	$—	$10,000
Capital Lease (22%)	$317	$26	$—	$—	$—	$—	$343
Fair Value of Debt:
Fixed Rate	$10,278	$21	$—	$—	$—	$—	$10,299

IES DIRECTORS

IES’ Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and bylaws provide that the number of members of the IES board of directors (the “Board”) shall be fixed from time to time by the Board but shall not be less than one nor more than fifteen persons. The Board has set the number of directors at five. Directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. Vacancies may be filled by recommendation from the Nominating and Governance Committee and a majority vote by the remaining directors.

Each director with an asterisk next to his name is independent in accordance with IES’ Corporate Governance Guidelines and the rules and regulations of the NASDAQ and the SEC. The business address and phone number for each of IES’ directors, other than Messrs. Lindstrom and Gendell, are 5433 Westheimer Road, Suite 500, Houston, Texas 77056 and (713) 860-1500, respectively. The business address and phone number for Messrs. Lindstrom and Gendell are One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830 and (203) 992-1111, respectively.

Joseph L. Dowling III*	Director since 2012

Mr. Dowling, 48, is the founder and managing member of Narragansett Asset Management, LLC, a private investment partnership located in Stamford, Connecticut. From its formation in 1998 through 2006, Narragansett managed funds for institutions, pension funds and college endowments; since 2006, Narragansett has focused on managing Mr. Dowling’s personal capital and that of a select group of strategic investors. Prior to forming Narragansett, Mr. Dowling worked at The First Boston Corporation, Tudor Investments, and Oracle Partners, L.P. Mr. Dowling is a member of the Advisory Board of Ferrer Freeman & Company, LLC, a private equity firm providing growth capital to healthcare companies. The Nominating/Governance Committee believes that Mr. Dowling is qualified to serve on the Board given his extensive experience in public and private investing and finance.

David B. Gendell*	Director since 2006

Mr. Gendell, 52, is currently an employee of Tontine Associates, LLC, an affiliate of IES’ majority stockholder, where he focuses on investment opportunities in industrial, manufacturing and basic materials companies. From 2006 to 2010, he served on the Board of Directors of Neenah Enterprises, one of the largest independent, publicly-traded foundries in the United States. Mr. Gendell has also held senior positions at several venture-backed startups. He was President and Chief Operating Officer of Homserv, LLC, a privately-held data aggregator focused on real estate transactions. Prior to that, he served as President and Chief Operating Officer of Cogent Design Inc., a privately-held practice management software system. He also currently serves on the Board of Advisors of the Duke Global Health Institute. The Nominating/Governance Committee believes that Mr. Gendell is qualified to serve on the Board given his extensive experience in public and private investing and finance.

Joe D. Koshkin*	Director since 2013

Mr. Koshkin, 65, has worked as an independent financial consultant offering financial and advisory services to a diverse group of clients since 2006. Mr. Koshkin retired as a partner from PriceWaterhouseCoopers in 2006 after a 34-year career with the firm. During his career at PriceWaterhouseCoopers, he served as the partner in charge of the firm’s North America Engineering and Construction Industry practice. He also served as a senior client service partner advising clients on technical accounting, Securities and Exchange Commission issues, Sarbanes-Oxley compliance, risk management, and mergers and acquisitions. From June 2010 to July 2011, Mr. Koshkin served as a director and a member of the audit committee of Sterling Bancshares. Mr. Koshkin is a Certified Public Accountant in Texas and is a member in good standing with the AICPA and TSCPA. The Nominating/Governance Committee believes that Mr. Koshkin is qualified to serve on the Board given his extensive experience extensive experience with corporate finance, financial reporting, and tax, and his experience as a director and audit committee member of a publicly held company.

James M. Lindstrom	Director since 2010

Mr. Lindstrom, 40, has been President and Chief Executive Officer of IES since October 3, 2011. He previously served as Interim President and Chief Executive Officer of IES since June 30, 2011. From February 2006 until October 3, 2011, he was an employee of Tontine Associates, LLC, a private investment fund and an affiliate of Tontine. From 2003 to 2006, Mr. Lindstrom was Chief Financial Officer of Centrue Financial Corporation, a regional financial services company and had prior experience in private equity, investment banking and operations. Mr. Lindstrom served as a director of Broadwind Energy, Inc. from October 2007 to May 2010 and has served as a board observer on multiple public and private boards. The Nominating/Governance Committee believes that Mr. Lindstrom is qualified to serve on the Board due to his extensive experience in public and private investing, prior executive roles and the knowledge and experience he brings as IES’ President and Chief Executive Officer.

Donald L. Luke*	Director since 2005

Mr. Luke, 76, was Chairman and Chief Executive Officer of American Fire Protection Group, Inc., a private company involved in the design, fabrication, installation and service of products in the fire sprinkler industry from 2001 until April 2005. From 1997 to 2000, Mr. Luke was President and Chief Operating Officer of Encompass Services (construction services) and its predecessor company GroupMac. Mr. Luke held a number of key positions in product development, marketing and executive management in multiple foreign and domestic publicly traded companies. Mr. Luke also previously served on the board of directors of American Fire Protection Group, Inc. and currently serves as a director of Cable Lock, Inc., which manages the affiliated Olshan Foundation Repair companies. The Nominating/Governance Committee believes that Mr. Luke is qualified to serve on the Board given his extensive experience as an officer and director of a diverse group of consolidator public companies, including electrical contractors.

IES EXECUTIVE OFFICERS

Certain information with respect to each executive officer is as follows. The business address and phone number for each of IES’ executive officers, other than Mr. Lindstrom and Ms. Makode, are 5433 Westheimer Road, Suite 500, Houston, Texas 77056 and (713) 860-1500, respectively. The business address and phone number for Mr. Lindstrom and Ms. Makode are One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830 and (203) 992-1111, respectively.

James M. Lindstrom, 40, has served as President and Chief Executive Officer of IES since October 3, 2011. He previously served as Interim President and Chief Executive Officer of IES since June 30, 2011. Mr. Lindstrom was an employee at Tontine Associates, LLC, a private investment fund and an affiliate of IES’ controlling shareholder Tontine from 2006 to October 3, 2011. From 2003 to 2006, Mr. Lindstrom was Chief Financial Officer of Centrue Financial Corporation, a regional financial services company, and had prior experience in private equity and investment banking. Mr. Lindstrom served as a director of Broadwind Energy, Inc. from October 2007 to May 2010 and has served as a board observer on multiple public and private boards.

Terry L. Freeman, 62, served as Senior Vice President and Chief Financial Officer of IES from March 2010 until his resignation on January 20, 2012. From December 2005 until he joined IES, Mr. Freeman was an independent business consultant. From 1997 until December 2005, Mr. Freeman served as Chief Financial Officer of Metals USA, a metal service company that served OEM manufacturers, contractors and metal fabrication businesses, in several senior financial roles, most recently serving as Senior Vice President and Chief Financial Officer. From 1990 to 1997, Mr. Freeman held the positions of Corporate Controller and Director of Financial Reporting at Maxxam, Inc., a diversified holding company with sales in excess of $2.3 billion. From 1980 to 1990, he served in senior audit positions at Arthur Andersen & Company and at Deloitte & Touche. He also served in the U. S. Army.

William L. Fiedler, 54, served as Senior Vice President, General Counsel and Secretary of IES from March 2009 until his resignation on August 31, 2012. From October 1999 through February 2009, Mr. Fiedler served as Senior Vice President, General Counsel and Secretary of NetVersant Solutions, Inc., a privately-owned communications infrastructure company. From November 1997 through October 1999, Mr. Fiedler was Senior Vice President, General Counsel and Secretary of LandCare USA Inc., a publicly traded commercial landscaping company. From February 1994 through October 1997, Mr. Fiedler was Vice President, General Counsel and Secretary of Allwaste, Inc., a publicly traded industrial service company, and from February 1990 through January 1994, was Senior Counsel of Allwaste. Prior to that, Mr. Fiedler held the position of Chief Legal and Compliance Officer of Sentra Securities Corporation, a NASD registered broker-dealer.

Robert W. Lewey, 51, has served as Senior Vice President and Chief Financial Officer since January 20, 2012. From 2001 to 2006 and since 2007, Mr. Lewey served as Director of Tax, Vice President, Tax and Treasurer for IES. From 2006 to 2007, he served as Vice President, Tax for Sulzer US Holdings, Inc. From 1995 to 2001, Mr. Lewey served as Vice President, Tax for Metamor Worldwide, Inc., a leading provider of information technology solutions. Mr. Lewey began his career with Deloitte & Touche.

Gail D. Makode, 37, has served as Senior Vice President, General Counsel and Corporate Secretary since October 2012. Ms. Makode was previously General Counsel and Member of the Board at MBIA Insurance Corporation and Chief Compliance Officer of MBIA Inc. Prior to MBIA, Ms. Makode served as vice president and counsel for Deutsche Bank AG, and before that, was an associate at Cleary, Gottlieb, Steen & Hamilton, where she specialized in public and private securities offerings and mergers and acquisitions.

Heather M. Sahrbeck, 41, served as Senior Vice President, General Counsel and Corporate Secretary on an interim basis until her resignation on November 1, 2012. Ms. Sahrbeck joined IES in May 2012 as corporate counsel. From 2000 to 2008, she served as a vice president and associate general counsel at Goldman, Sachs & Co. Prior to joining Goldman Sachs, Ms. Sahrbeck was employed by Davis Polk & Wardwell LLP, where she specialized in securities offerings and mergers and acquisitions.

IES has adopted a Code of Ethics for Executives that applies to IES’ Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The Code of Ethics may be found on IES’ website at www.ies-corporate.com. If IES makes any substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, from a provision of the code to IES’ Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer, IES will disclose the nature of such amendment or waiver on its website or in a report on Form 8-K. Paper copies of these documents are also available free of charge upon written request to IES.

IES BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

Stockholder Communications with the Board of Directors

Stockholders who wish to communicate directly with the Board may do so by writing to Integrated Electrical Services, Inc. Board of Directors, c/o Corporate Secretary, Integrated Electrical Services, Inc., One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830. Stockholders may also communicate directly with individual directors by addressing their correspondence accordingly. Interested parties may make any concerns known to non-management directors by contacting IES’ Ethics Line at 1-800-347-9550.

IES has adopted a Code of Ethics for Financial Executives and a code of business conduct and ethics for all directors, officers and employees which has been memorialized as part of IES’ Legal Compliance and Corporate Policy Manual. Each of these documents can be found in the Corporate Governance section of IES’ website at http://www.ies-corporate.com. The Manual is also available in print to any stockholder who requests it by contacting Gail D. Makode, Senior Vice President, General Counsel, and Corporate Secretary, Integrated Electrical Services, Inc., One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830.

Corporate Governance Guidelines

IES’ management and Board are committed to conducting business consistent with good corporate governance practices. To this end, the Board has established a set of Corporate Governance Guidelines which reflect its view of how to help achieve this goal. These guidelines, which may be amended and refined from time to time, are outlined below and may also be found in the Corporate Governance section of IES’ website at http://www.ies-corporate.com. The guidelines are also available in print to any stockholder who requests them by contacting Gail D. Makode, Senior Vice President, General Counsel and Corporate Secretary, Integrated Electrical Services, Inc., One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830.

Directors

Core Competencies of the Board

In order to adequately perform the general corporate oversight responsibilities assumed by the Board, the Board as a whole should possess the following competencies:

•	Accounting & Finance — The Board should have one or more members who are experienced in accounting and finance matters.

•

Management — In order to oversee IES’ management team, the Board should have one or more directors who have experience as a Chief Executive Officer, a Chief Operating Officer or possess similar significant operating experience.

•	Industry Knowledge — While the theory of management is important, it is essential that the Board have one or more members with extensive hands-on practical relevant industry-specific knowledge.

•

Long-Range Strategy — In addition to monitoring IES’ performance in the present, the Board should have one or more members with the skills to look to the future and provide direction for stability and growth.

•	Track Record — The Board should have one or more members who have achieved prominence and strong reputations in their respective professions.

Independence of the Board

A majority of the Board shall be independent of management. An independent director must meet the standards imposed by the SEC and NASDAQ.

Committees

The Board has established the Audit, Human Resources and Compensation, and Nominating/ Governance Committees to assist in the performance of its functions of overseeing the management and affairs of IES. The Audit, Human Resources and Compensation, and Nominating/Governance Committees are composed entirely of independent directors under current NASDAQ standards, have written charters, and have the authority to retain and compensate counsel and experts. Copies of the charters may be found in the Corporate Governance section of IES’ website, http://www.ies-corporate.com. The charters are also available in print to any stockholder who requests them by contacting Gail D. Makode, Senior Vice President, General Counsel and Corporate Secretary, Integrated Electrical Services, Inc., One Sound Shore Drive, Suite 304, Greenwich, Connecticut 06830.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS OF IES

IES has adopted a written Related Person Transaction Policy that addresses the reporting, review and approval or ratification of transactions with related persons. IES recognizes that related person transactions can involve potential or actual conflicts of interest and pose the risk that they may be, or be perceived to have been, based on considerations other than the IES’ best interest. Accordingly, as a general matter, IES seeks to avoid such transactions. However, IES recognizes that in some circumstances transactions between related persons and IES may be incidental to the normal course of business or provide an opportunity that is in the best interests of IES to pursue or that is not inconsistent with the best interests of IES and where it is not efficient to pursue an alternative transaction. The policy therefore is not designed to prohibit related person transactions; rather, it is intended to provide for timely internal reporting of such transactions and appropriate review, oversight and public disclosure of them.

The policy supplements the provisions of IES’ Legal Compliance and Conflict of Interest Policy concerning potential conflict of interest situations. With respect to persons and transactions subject to the policy, the procedures for reporting, oversight and public disclosure apply. With respect to all other potential conflict of interest situations, the provisions of the IES’ Legal Compliance and Conflict of Interest Policy continue to apply.

The policy applies to the following persons (each a “Related Person” and, collectively, “Related Persons”):

•	Each director or executive officer of IES;

•	Any nominee for election as a director of IES;

•	Any security holder who is known to IES to own of record or beneficially more than five percent of any class of IES’ voting securities; and

•	Any immediate family member of any of the foregoing persons.

A transaction participated in by IES with a company or other entity that employs a Related Person or is controlled by a Related Person, or in which a Related Person has an ownership of financial interest material to such Related Person, shall be considered a transaction with a Related Person for purposes of the policy. For purposes of the policy, “related person transaction” means a transaction or arrangement or series of transactions or arrangements in which IES participates (whether or not IES is a party) and a Related Person has a direct or indirect interest material to such Related Person. A transaction in which a subsidiary or any other company controlled by IES participates shall be considered a transaction in which IES participates.

Except as otherwise provided in the policy, including any delegation of review and approval authority, (i) any director, director nominee or executive officer who intends to enter into a related person transaction shall disclose the intention and all material facts with respect to the transaction to the Audit Committee of the Board and (ii) any officer or employee of IES who intends to cause it to enter into any related person transaction shall disclose that intention and all material facts with respect to the transaction to his or her superior, who shall be responsible for seeing that such information is reported to the Audit Committee. If a member of the Audit Committee has an interest in a related person transaction and, after such Audit Committee member excusing himself or herself from consideration of the transaction, there would be fewer than two members of the Audit Committee available to review the transaction who do approve the transaction, the transaction shall be reviewed by an ad hoc committee of at least two independent directors designated by the Board (which shall be considered the “Audit Committee” for this purpose).

The Audit Committee will review all related person transactions and approve such transactions in advance of such transaction being given effect. At the discretion of the Audit Committee, consideration of a related person transaction may be submitted to the Board. All related person transactions shall be publicly disclosed to the extent and in the manner required by applicable legal requirements and listing standards. The Audit Committee may determine that public disclosure shall be made even where it is not so required, if the Audit Committee considers such disclosure to be in the best interests of IES and its stockholders.

On December 12, 2007, IES entered into a Note Purchase Agreement (the “Note Purchase Agreement”) with Tontine Capital Partners, L.P (referred to herein as TCP and, together with its affiliates, Tontine). Tontine, together with its affiliates, owns approximately 57.4% of IES’ outstanding common stock. At that time, Joseph V. Lash, a member of Tontine Associates, LLC, an affiliate of Tontine, was a member of IES’ Board of Directors. In approving the Note Purchase Agreement, the Board took into account Mr. Lash’s relationship with Tontine and believed that the transaction was in the best interests of IES and its stockholders.

Pursuant to the Note Purchase Agreement, IES agreed to sell Tontine $25 million aggregate principal amount of its 11% Senior Subordinated Notes due 2013 (the “Note”). The Note Purchase Agreement contains customary representations and warranties of the parties and indemnification provisions whereby IES agreed to indemnify Tontine against certain liabilities. The closing of the sale of the Note occurred on December 12, 2007. The Note was not registered under the Securities Act of 1933, as amended (the “Securities Act”), and was sold to Tontine on a private placement basis in reliance on the exemption from registration provided by Section 4(2) of the Securities Act. IES issued the Note, which bears interest at 11% per annum on the principal amount from December 12, 2007, payable quarterly in arrears in cash or in kind on March 31, June 30, September 30 and December 31 of each year, beginning on December 31, 2007. The Note will mature on May 15, 2013. IES is currently evaluating its options with regard to repayment of the Note, including through a refinancing of the Note prior to or at its maturity.

The Note is an unsecured obligation of IES and ranks junior to all senior obligations of IES, including its obligations under IES’ revolving credit facility with Wells Fargo Bank, National Association (the “2012 Facility”). The Note Purchase Agreement was amended on August 9, 2012 in connection with IES entering into the 2012 Facility. The amendment did not materially impact IES’ obligations under the Note Purchase Agreement. As of December 28, 2012, IES has paid $15 million of the principal on the Note and an aggregate of $9,731,232.88 in interest payments on the Note and $10 million remained outstanding under the Note.

On March 29, 2012, IES entered into a sublease agreement with Tontine Associates, LLC, an affiliate of Tontine, for corporate office space in Greenwich, Connecticut. The lease extends from April 1, 2012 through

March 31, 2014, with monthly payments due in the amount of $6,000. The lease has terms at market rates and payments by IES are at a rate consistent with that paid by Tontine Associates, LLC to its landlord.

IES EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Role of the Compensation Committee

The Human Resources and Compensation Committee (referred to in this section as the “Committee”) of the Board of Directors, which is comprised entirely of independent directors, is responsible for ensuring that IES’ executive compensation policies and programs are competitive within the markets in which IES competes for talent and reflect the investment interests of IES’ stockholders. The Committee reviews and approves the compensation levels and benefits programs for Named Executive Officers (“NEOs”).

The Committee has from time to time consulted with Meridian Compensation Partners, L.L.C. (“Meridian”), an independent compensation consultant, regarding specific elements of the IES’ compensation program, such as the competitiveness of the compensation structure and pay levels of the NEOs. In this role, Meridian reports directly to the Committee. The NEOs are the executives who appear in the compensation tables of this Proxy Statement.

The NEOs in this joint proxy statement/prospectus are:

•	James M. Lindstrom, President and Chief Executive Officer

•	Robert W. Lewey, Senior Vice President and Chief Financial Officer

•	William L. Fiedler, former Senior Vice President and General Counsel

•	Terry L. Freeman, former Senior Vice President and Chief Financial Officer

•	Heather M. Sahrbeck, former Senior Vice President and General Counsel

IES’ Human Resources Department staff, General Counsel, Chief Executive Officer and controlling shareholder Tontine provide additional analysis and counsel as requested by the Committee. You can learn more about the Committee’s purpose, responsibilities, and structure by reading the Committee’s charter, which can be found in the Corporate Governance section of IES’ website at http://www.ies-corporate.com.

The following is a more detailed discussion of the results of the actions taken by the Committee in fiscal year 2012 and first quarter of fiscal year 2013 and the reasons for such actions.

Compensation Objectives

All of the IES’ compensation and benefits for the NEOs, as described below, are focused on the primary objectives of attracting, retaining and motivating the highly talented individuals who will engage in the behaviors necessary to enable IES to succeed while upholding IES’ values in a highly competitive marketplace.

At IES’ 2011 annual meeting of stockholders (the “2011 Annual Meeting”), IES was required, pursuant to Section 14A of the Exchange Act, to seek a non-binding advisory vote of stockholders to approve the compensation awarded to IES’ NEOs. At the 2011 Annual Meeting, IES’ stockholders approved, on a non-binding advisory basis, the compensation awarded to its NEOs for fiscal year 2010, as disclosed pursuant to Item 402 of Regulation S-K. The Committee has considered the result of this stockholder vote in setting compensation policies and making compensation decisions for fiscal years 2011 and 2012. At the 2011 Annual Meeting, IES’ stockholders also determined, on a non-binding advisory basis, that the stockholder vote on executive compensation should be held once every three years Under the Compensation Committee’s supervision, in fiscal year 2012, IES implemented a compensation program, which is comprised of salary, benefits, and incentive opportunity, and is intended to achieve the following objectives:

•	Be competitive. The program design and levels are set considering the practices of similar companies with which IES competes for talent.

•

Drive results. The program emphasizes variable, at-risk incentive award opportunities, which are payable only if specified goals are achieved and include a balance of short-term and long-term incentive opportunities. The largest part of the incentive award for NEOs in fiscal year 2012 was focused on equity grants with short-term or no time-based restrictions and that are based on achievement of critical near-term goals which IES believes will significantly impact the long-term performance of IES. IES also has in the past provided, and may from time to time in the future provide, long-term equity incentive award opportunities which depend on its performance and which vest over multiple years. In light of the long-term equity incentive awards that currently remain outstanding for NEOs, and given the current environment, as IES seeks to stabilize its near-term performance, the Committee believes it is appropriate to offer awards that align the financial incentives of executives with the near-term goals of stockholders. Therefore, IES has implemented an incentive program that provides opportunities for discretionary equity awards based on achievement of critical near-term goals, long-term equity incentive awards and annual cash incentive awards based on individual and IES performance. In total, these at-risk incentives traditionally represent approximately 60%-75% of the NEOs’ targeted total direct compensation, with base salary representing the remaining 25-40%.

•

Reward individual performance. Salary, annual cash incentive awards and equity incentive awards are based on an individual’s job level and performance against specified financial, operational, strategic or safety goals (as appropriate to the individual’s position). The Committee also considers IES performance, the desired pay relationships among executive employees and market practices.

•

Emphasize stock ownership. Incentive awards are delivered as equity and/or cash awards to senior executives. The Board of Directors has established stock ownership guidelines for the NEOs to encourage managing from a stockholder’s perspective. The NEOs are expected to own IES common stock with a value equal to between two to three times their annual base salaries. For additional information, please see “Executive Stock Ownership Guidelines” below.

The Committee believes these principles will reward and incentivize management to deliver on near-term and long-term business objectives and increase stockholder value over time, while helping IES attract and retain top executive talent.

Compensation Elements

Presented below are the key characteristics of the primary elements of the NEOs’ compensation.

Compensation Element	Key Characteristics
Base Pay (Fixed)

•   Fixed component of pay based on an individual’s skills, responsibilities, experience and performance

•   NEOs, as well as all other salaried employees, are eligible for annual increases based on performance and/or changes in job responsibilities.

Annual Incentive Award (Variable “at-risk”)	• Variable component of pay; may include cash and/or equity. • Reward for achieving specified financial, operational, strategic, safety and individual goals.

Compensation Element	Key Characteristics
Short-term Incentives (Variable “at-risk”)	• Variable component of pay; may include cash and/or equity. • Reward for achieving critical near-term business goals.

Executive Benefits & Perquisites	• NEOs are eligible to participate in certain programs that are part of IES’ broad-based total compensation program. For additional information, please see “Perquisites” below.

Other Benefits (Health and welfare)	• NEOs are eligible to participate in benefits programs that are available to substantially all salaried employees which provide for basic life, disability and health insurance needs.

Compensation elements are either cash-based, partly or solely equity-based (and have a value which is at least partly related to the price of IES common stock) or are comprised of other benefits.

Market Benchmarking

IES benchmarks its executive compensation programs against those of a group of companies with which it competes for executive talent (the “Survey Group”). The Survey Group was revised in 2010 and is compiled based on input from Meridian. The composition is reviewed by the Committee annually and consists of thirteen “Industry Peer Group” and “General Industry” companies. They were selected from the electrical contracting services industry as well as other construction-related industries, as IES competes across industries for executive talent. The companies comprising the Survey Group are:

•	Comfort Systems U.S.A., Inc.

•	Dycom Industries, Inc.

•	MasTec, Inc.

•	Pike Electric Corporation

•	Furmanite Corp.

•	Englobal Corp.

•	Matrix Service Company

•	Team, Inc.

•	Aegion Corporation

•	Powell Industries

•	MYR Group

•	Primoris Services Corp.

•	Willbros Group, Inc.

The Committee, in developing total compensation for each executive officer, considers the median compensation levels of the Survey Group for similar jobs giving due consideration to individual elements. An individual executive’s base salary, annual cash incentive and equity incentives are established after considering the following factors:

•

IES’ performance against financial measures, including net income, earnings before interest and taxes, total stockholder return, revenues, cash flow, operating income, cost management discipline and safety performance.

•	IES’ performance relative to goals approved by the Committee.

•	Individual performance versus personal performance goals and contributions to IES performance.

•	Business climate, economic conditions and other factors.

•	Stockholder input.

The CEO develops pay recommendations for IES executive officers, including the NEOs other than the CEO, based on market data, IES’ performance relative to goals approved by the Committee, individual performance versus personal goals, individual contributions to IES’ performance and market conditions. The CEO receives assistance with compensation analysis from IES’ Human Resources Department as well as the compensation consultant.

The Committee reviews and approves all compensation elements for the executive officers and sets the compensation of the CEO, after receiving advice from the compensation consultant, if appropriate. The compensation consultant provides advice to the Committee after reviewing market data, compensation levels and general trends in executive compensation. The Committee also has discretionary authority to increase or decrease recommended compensation for the CEO.

In addition to benchmarking compensation levels, the Committee also reviews tally sheets for the NEOs, modeling all aspects of compensation (base salary, annual cash incentive awards, short-term equity incentives, benefits and perquisites), which are utilized as the targeted overall compensation level.

Risk Analysis

The Committee analyzes risk with respect to IES’ compensation programs on an annual basis. The Committee’s risk assessment for fiscal year 2012 concluded that IES’ compensation programs do not create risks that are reasonably likely to have a material adverse effect on IES. In reaching this conclusion, the Committee considered the following: (i) balanced performance targets, where no one metric is excessively weighted; (ii) IES’ “clawback” policy, as described under “Severance and Employment Agreements” below; (iii) IES’ executive stock ownership guidelines, as described under “Executive Stock Ownership Guidelines” below; (iv) performance metrics that are uniformly applied to executives; and (v) annual incentives that do not allow for unlimited payouts.

Compensation Actions Taken by the Committee based on Fiscal Year 2012 Results

After careful consideration of IES’ results in fiscal year 2012, the Committee took the following compensation actions during the first quarter of fiscal year 2013:

•

Base Salary — The Committee agreed to award targeted salary increases as a reflection of fiscal year 2012 results and a review of market data. These increases included an increase in the CEO’s salary from $390,000 to $500,000 and in the CFO’s salary from $290,000 to $325,000, in each case effective as of January 1, 2013.

•	Annual Cash Incentive Award — The Committee approved annual discretionary awards for the CEO and other NEOs based on fiscal year 2012 results as described below.

Base Pay

The Committee evaluates the CEO’s performance annually in light of established corporate and personal goals and objectives. NEO salary levels and adjustments are recommended by the CEO and reviewed and approved by the Committee. Changes in base salary for the CEO and the NEOs are based on responsibility, the external market for similar jobs, the individual’s current salary compared to the market and success in achieving business results.

Annual Incentive Awards

Fiscal Year 2012 Annual Incentive Plan

On September 28, 2011, the Committee approved the Annual Incentive Plan for fiscal year 2012 (the “2012 Plan”). As with the Annual Incentive Award for fiscal year 2011, the 2012 Plan provides for an incentive compensation pool for certain key employees and officers of IES, based on specified performance criteria. For fiscal year 2012, the plan was based on achievement of prescribed levels of IES’ consolidated annual net income, adjusted to exclude income or losses from operations in markets IES has elected to exit, as more fully described in IES’ Annual Report on Form 10-K for the fiscal year ended September 30, 2012, or other unusual items as determined by the Committee (the “2012 Adjusted Consolidated Net Income”). Pursuant to the 2012 Plan, Messrs. Lindstrom, Fiedler and Lewey and Ms. Sahrbeck, who replaced Mr. Fiedler as Senior Vice President, General Counsel and Corporate Secretary effective September 1, 2012, were eligible to receive the amounts set forth below if the corresponding levels of 2012 Adjusted Consolidated Net Income were achieved for fiscal year 2012. Incentive awards were to be adjusted ratably for net income amounts that fell between net income levels above $0.6 million, net of incentives paid to all participants, and in the case of Mr. Fiedler and Ms. Sahrbeck, for partial year employment.

	Fiscal Year 2012 Adjusted Consolidated Net Income(1)
Executive	<$0.2 MM	$0.2 MM	$0.6 MM	$0.8 MM	$1.5 MM	>$1.5 MM
James M. Lindstrom	$-0-	$97,500	$195,000	$390,000	$780,000	$780,000
William L. Fiedler(2)	$-0-	$37,500	$75,000	$150,000	$300,000	$300,000
Robert W. Lewey(3)	$-0-	$36,250	$72,500	$145,000	$290,000	$290,000
Heather M. Sahrbeck(4)	$-0-	$22,500	$45,000	$90,000	$180,000	$180,000

(1)	Net of incentives paid to all participants.
(2)	Mr. Fiedler’s employment with IES terminated on August 31, 2012. Under the terms of the Severance Plan (described below) governing his termination, he was entitled to receive a prorated portion of his annual performance-based awards at the time any such awards were granted to the other NEOs.
(3)	Mr. Lewey assumed the position of Senior Vice President and Chief Financial Officer on January 20, 2012.
(4)	Ms. Sahrbeck assumed the position of Senior Vice President, General Counsel and Corporate Secretary on September 1, 2012 and her employment with IES terminated on November 1, 2012.

Mr. Freeman, pursuant to his employment agreement with IES, described further below in “Severance and Employment Agreements”, was entitled to receive a prorated portion of his annual performance based awards at the time any such awards were granted to the other NEOs. The Committee determined that Mr. Freeman’s eligibility for a performance-based award would be based on the 2012 Plan eligibility available to Mr. Lewey, the current CFO.

At the Committee’s discretion, the final awards were subject to adjustment downward or upward in amounts not to exceed 50 percent of the award based upon the individual’s performance considerations. The performance review of Mr. Lindstrom was based upon the attainment of individual goals and objectives established for Mr. Lindstrom as discussed below. The other NEOs were reviewed based upon their performance in assisting Mr. Lindstrom in his efforts. The Committee had the sole discretion to increase or decrease the annual incentive award made to the CEO. The Committee had the right, in its sole discretion, to reduce or eliminate the amount otherwise payable based upon individual performance or any other factors the Committee deems appropriate.

Fiscal Year 2012 Goals and Objectives

On December 5, 2011, the CEO recommended, and the Committee approved, the following goals and objectives to be used by the Committee when determining the discretionary element of the fiscal year 2012 annual incentive awards discussed above. These goals and objectives were established based on three primary factors:

•	Financial Performance.

•

Financial performance measures were based on consolidated annual net income and earnings per share. Primary focus was to return IES to profitability and to generate appropriate risk-adjusted returns on capital.

•

Financial incentives for NEOs and other corporate executive management were tied to IES’ consolidated performance. Incentives for other executive officers, managers and operating division personnel were tied to both their respective operating company and/or organizational unit results.

•	Strengthen IES’ balance sheet.

•	Safety Performance.

•	Safety performance targets were based on IES’ Total Recordable Incident Rate (TRIR) for the fiscal year.

•

The safety performance targets for NEOs and other corporate executive management were tied to IES’ consolidated TRIR. Safety performance targets for other executive officers, managers and operating division personnel were tied to the TRIR of both their respective operating company and organizational unit.

•	Maintain and enhance IES’ safety culture.

•	Business/Personal Objectives.

•	Other performance criteria in the form of personal objectives were established for each executive officer in line with IES’ fiscal year 2012 plan, including the following:

•	Setting the tone at the top for achieving highest level of ethical conduct

•	Improved financial control environment

•	Leadership/successor development

•	Assure adequate liquidity and risk mitigation to support current operations

Fiscal Year 2012 Annual Incentive Plan Awards

Based on a review of fiscal year 2012 financial results and in light of the disparity between IES’ negative consolidated net income for fiscal year 2012 and its positive 2012 Adjusted Consolidated Net Income, each as presented in its Annual Report on Form 10-K for the fiscal year ended September 30, 2012, the Committee determined that neither consolidated net income for 2012 Adjusted Consolidated Net Income accurately reflected its assessment of management performance. The Committee instead identified the following criteria as more relevant to its assessment in the context of management’s primary objective of stabilizing results and returning IES to profitability: IES’ progress on critical near-term strategic goals, including refinancing of its credit facility, IES’ improvement in overall financial performance from the prior fiscal year, and each NEO’s performance against the safety and business/personal objectives outlined above. The Committee then assessed the performance of each of Mr. Lindstrom, Mr. Lewey and Ms. Sahrbeck against the these objectives and determined to award each of them 50% of the maximum eligible award under the 2012 Plan, representing 100% of their target awards, in light of their direct involvement in achieving these objectives and, in particular, the credit facility refinancing, and, in its discretion, the Committee adjusted downward by an additional 50% the awards available to Messrs. Freeman and Fiedler in light of their more limited involvement during the fiscal year in achieving these objectives. As a result, the Committee awarded annual cash incentive awards to Mr. Lindstrom of $390,000, to Mr. Fiedler of $68,750, to Mr. Freeman of $26,847, to Mr. Lewey of $145,000 and to Ms. Sahrbeck of $37,500, reflecting these performance adjustments and a ratable adjustment for partial year employment, in the cases of Messrs. Fiedler and Freeman and Ms. Sahrbeck.

Fiscal Year 2013 Annual Incentive Plan

On December 5, 2012, the Committee approved the Annual Incentive Plan for fiscal year 2013 (the “2013 Plan”). As with the 2012 Plan, the 2013 Plan provides for an incentive compensation pool for certain key employees and officers of IES, based on specified performance criteria. For fiscal year 2013, the awards may be made either in cash, equity or a combination thereof, at the Committee’s discretion, and are based (1) 75% on achievement of the financial goals outlined below for fiscal year 2013 and (2) 25% on the achievement of the personal goals outlined below for fiscal year 2013. Pursuant to the 2013 Plan, Mr. Lindstrom, Mr. Lewey and Ms. Makode, who assumed the position of Senior Vice President, General Counsel and Corporate Secretary on October 16, 2012, are eligible to receive target awards, respectively, between $0 and a maximum of $500,000, $0 and a maximum of $162,500 and $0 and a maximum of $120,000, corresponding to the level of performance achieved with respect to these goals for fiscal year 2013, with the maximum award representing 100% performance with respect to the financial and personal goals outlined below. The Committee believes that there is a greater than 50% probability that the NEOs will receive the maximum available award under the 2013 Plan.

The performance review of the NEOs is based upon the attainment of individual goals and objectives established as discussed below. The Committee has the sole discretion to increase or decrease the annual incentive award made to the CEO. The Committee has the right, in its sole discretion, to reduce or eliminate the amount otherwise payable based upon individual performance or any other factors the Committee deems appropriate.

Fiscal Year 2013 Goals and Objectives

On December 5, 2012, the CEO recommended, and the Committee approved, the following goals and objectives to be used by the Committee when determining awards under the 2013 Plan.

Financial Goals: Reflecting a primary focus on returning IES to profitability and generating appropriate cash flow, financial performance measures for NEOs are based (1) 50% on fiscal year 2013 consolidated annual net income and (2) 50% on fiscal year 2013 consolidated annual operating cash flow less capital expenditures. Each such financial measure may be considered on an adjusted basis, in the sole discretion of the Committee, to reflect unusual items during the fiscal year.

Business/Personal Goals: The following business/personal goals and objectives were established for each NEO:

•	James M. Lindstrom

•	Ensure behavior consistent with established values of integrity and safety

•	Oversee acquisition program

•	Further development of IES’ succession planning program

•	Further development of IES’ strategic and capital plan and promotion of human capital investment program across IES

•	Robert W. Lewey

•	Support acquisition program

•	Develop financial and operational targets with divisional leadership

•	Ensure financial reporting integrity

•	Gail D. Makode

•	Further enhancement of IES’ risk management program and framework

•	Lead governance and legal resources on strategic transactions

•	Promote a culture of integrity, ethics and compliance

Additional Short-Term Incentives

IES’ compensation program emphasizes variable, at-risk incentive award opportunities, which are payable only if specified goals are achieved and which include both short-term and long-term incentive opportunities. In addition to the annual incentive awards described above, which may take the form of cash or equity, IES provides short-term equity or cash incentive awards for NEOs based on achievement of critical near-term goals which IES believes will significantly impact the long-term performance of IES. IES also has in the past provided, and may from time to time in the future provide, long-term equity incentive award opportunities which depend on IES performance and which vest over multiple years. In light of the long- term equity incentive awards that currently remain outstanding, and given the current environment, as IES seeks to stabilize its near-term performance, the Committee believes it is appropriate to offer additional awards that align the financial incentives of executives with the near-term goals of stockholders. Therefore, IES has implemented an incentive program that includes short-term incentive award opportunities, on a discretionary basis, based on achievement of critical near-term goals which drive long-term stockholder value. These awards generally are made in equity form and have short-term or no time-based restrictions to strengthen the alignment of the incentive with achievement of the identified near-term goals.

Fiscal Year 2012 Additional Short-Term Incentives

On August 9, 2012, the Committee approved the grant of phantom stock units (“PSUs”) pursuant to IES’ 2006 Equity Incentive Plan, as amended and restated (the “Plan”), to Messrs. Lindstrom and Lewey and two other officers. The Committee granted a target amount of 50,000 and 25,000 PSUs to Messrs. Lindstrom and Lewey, respectively, and an aggregate target amount of 15,000 PSUs to the two other officers. These awards were subject to attainment by IES of a target cash and cash equivalents (including restricted cash and without an adjustment to working capital) balance at fiscal year-end 2012 (a “Cash Target”) of $20 million. Failure to meet a Cash Target of $20 million, but attainment of a Cash Target of $15 million, would result in a 50% payment of the PSUs, and failure to attain a Cash Target of $15 million would result in no payment. Payment of the PSUs would be in the form of an equal amount of shares of the IES common stock to be vested and delivered on December 6, 2012. As a result of IES’ attainment of a Cash Target of $20 million, the Committee approved on December 5, 2012 the immediate vesting of 100% of the PSUs on December 6, 2012.

Long-Term Equity Incentives

While the incentive portion of IES’ compensation program for NEOs is focused primarily on annual cash and discretionary short-term equity incentive compensation due to IES’ focus on near-term stabilization of performance, IES maintains a Long-Term Incentive Plan (“LTIP”), which IES has used to promote long-term performance in the past and may use from time to time in the future. IES made no grants under its LTIP during fiscal year 2012.

The LTIP was established on November 12, 2007 for certain IES officers and the officers of certain of its subsidiaries to foster and promote the long term financial success of IES and increase stockholder value by (a) strengthening IES’ ability to develop, maintain and retain effective senior management; (b) motivating superior performance by means of long-term performance related incentives linked to business performance; (c) encouraging and providing for ownership interests in IES by its senior management; (d) attracting and retaining qualified senior management personnel by providing incentive compensation opportunities competitive with comparable companies; and (e) enabling senior management to participate in the long-term financial growth and financial success of IES. To the extent that awards are granted under the LTIP, performance periods will commence on October 1st of each applicable fiscal year. The Committee may, in its sole discretion, establish the duration of any future performance period, provided such period may not be less than one year.

To the extent that new awards are granted under the LTIP, the Committee will establish in writing the performance goals for the next performance period, which may include any of the following performance criteria (either alone or in any combination) as the Committee may determine: return on net assets, sales, net asset turnover, cash flow, cash flow from operations, operating profit, net operating profit, income from operations, operating margin, net income margin, net income, return on total assets, return on gross assets, return on total capital, earnings per share, working capital turnover, economic value added, stockholder value added, enterprise value, receivables growth, earnings to fixed charges ratios, safety performance, customer satisfaction, customer service, or developing and/or implementing action plans or strategies. The foregoing criteria shall have any reasonable definitions that the Committee may specify at the time such criteria are adopted. Any such performance criterion or combination of such criteria may apply to a participant’s award opportunity in its entirety, or to any designated portion or portions of the award opportunity, as the Committee may specify.

Each executive that participates in the LTIP is entitled to an award each year in which a grant is made based on a percentage of his or her annualized base salary in effect on the first day of the performance period. Up to one half of the award is payable as a retention component in the form of restricted IES common stock, restricted share units, stock appreciation rights or stock options, which vest three years from the grant date or as otherwise set forth in the grant. Upon vesting, retention-based restricted share units are convertible into IES common stock or cash, as determined by the Committee at the time of vesting. The remaining one-half of the award may be in the form of restricted share units or a cash bonus which vesting is based on the achievement of a predetermined performance goal(s) over a prescribed performance period. Upon vesting, such performance-based restricted share units are convertible into restricted IES common stock or the right to receive cash, as determined by the Committee at the time of grant. Restricted IES common stock issued on conversion of performance-based restricted share units vests one year following the end of the performance period. Cash remitted on conversion of performance-based restricted share units is payable to the participants one year following the end of the performance period. All shares of restricted IES common stock, restricted share units, stock appreciation rights and stock options granted under the LTIP are pursuant to the Plan. Upon vesting and delivery of restricted IES common stock or cash, the awardees are taxed at applicable income tax rates and IES receives a corresponding tax deduction.

The 2010 Retention Grant

For fiscal year 2010, in recognition of the importance of retaining senior management and key personnel and, with the assistance of Meridian, the Committee made grants of restricted IES common stock under the Plan to certain senior management and other key personnel. The grants vest in full on the second anniversary of the grant date. The basis of the grant awards and the selection of participants were to:

•	enhance retention

•	increase stock ownership by senior management and key personnel

•	focus on incentivizing the executives and other key personnel who are critical to leading IES through this challenging business and operating environment.

On September 28, 2010, the Committee made grants of restricted IES common stock to Messrs. Freeman and Fiedler of 23,500 and 14,200 shares, respectively, as well as 167,900 shares to an additional 20 individuals. Other than those previously forfeited, these shares vested in full on September 28, 2012.

The 2011 LTIP Grant

On December 16, 2010, the Committee made grants of restricted IES common stock to Messrs. Freeman and Fiedler of 12,000 and 10,000 shares, respectively, as well as 178,000 shares to an additional 22 individuals.

Unless previously forfeited, these shares vest as to the first one-third on December 16, 2011, as to the second one-third on December 16, 2012 and as to the last one-third on December 16, 2013. Upon their termination of employment with IES on January 20, 2012 and August 31, 2012, respectively, certain of Mr. Freeman’s and Mr. Fiedler’s outstanding restricted shares were vested, as described under “Option Exercises and Stock Vested in Fiscal Year 2012” below.

The 2011 New Hire Grants

At the time he assumed the position of Interim President and Chief Executive Officer on June 30, 2011, Mr. Lindstrom received a grant of 100,000 shares of restricted IES common stock, which vest in thirds on December 16, 2011, December 16, 2012 and December 16, 2013. On October 3, 2011, when Mr. Lindstrom assumed the position of President and Chief Executive Officer on a permanent basis, he was granted an additional 100,000 shares of restricted IES common stock, which vest in thirds on the first, second and third anniversaries of the grant date. Both grants (together, the “2011 New Hire Grants”) were made under the 2006 Equity Incentive Plan.

The 2012 New Hire Grant

On October 15, 2012, the Committee made a grant of restricted IES common stock to Ms. Makode of 12,500 shares in connection with her appointment as Senior Vice President, General Counsel and Secretary. The grant was made under the 2006 Equity Incentive Plan. Unless previously forfeited, these shares vest as to the first one-third on October 15, 2013, as to the second one-third on October 15, 2014 and as to the last one-third on October 15, 2015.

Compensation and Awards made by the Compensation Committee

Set forth below is information regarding compensation earned by or paid or awarded to the following NEOs during the year ended September 30, 2012: (i) James M. Lindstrom, who is IES’ Chairman, President and Chief Executive Officer; (ii) Robert W. Lewey, who is IES’ Senior Vice President and Chief Financial Officer, (iii) William L. Fiedler, who is IES’ former Senior Vice President, General Counsel and Corporate Secretary; (iv) Terry L. Freeman, who is IES’ former Senior Vice President and Chief Financial Officer and (v) Heather M. Sahrbeck, who, during part of fiscal year 2012, was IES’ Senior Vice President and General Counsel. Information relating to fiscal year 2012 equity incentive awards is described under “Short-Term Equity Incentives” and “Long-Term Equity Incentives” above.

Chief Executive Officer

James M. Lindstrom has served as IES’ President and Chief Executive Officer since October 3, 2011, prior to which he served as IES’ Interim President and Chief Executive Officer since June 30, 2011. As Interim President and Chief Executive Officer, Mr. Lindstrom’s base salary was $25,000 per month, and upon assuming the position of President and Chief Executive Officer on a permanent basis, his base annualized salary was adjusted to $390,000 (a reduction of $220,000 from that of his immediate predecessor), due to the overall economic environment and IES’ specific financial condition. Upon assuming the position of Interim President and Chief Executive Officer, he also received the first of the 2011 New Hire Grants and upon assuming the position of President and Chief Executive Officer on a permanent basis, he received the second of the 2011 New Hire Grants. Mr. Lindstrom also received an annual incentive award for fiscal year 2012 of $390,000 and received, in connection with achievement of certain of IES’ financial targets, a grant of 50,000 PSUs under the 2006 Equity Incentive Plan which vested on December 6, 2012, as further described under “Additional Short-Term Incentives” above.

Chief Financial Officer

Robert W. Lewey has served as IES’ Senior Vice President and Chief Financial Officer since January 20, 2012. During fiscal year 2012 his annual base salary was $290,000. Mr. Lewey received an annual incentive award for fiscal year 2012 of $145,000 and received, in connection with achievement of certain of IES’ financial targets, a grant of 25,000 PSUs which vested on December 6, 2012, as further described under “Additional Short-Term Incentives” above.

Former Senior Vice President, General Counsel and Corporate Secretary

William L. Fiedler served as IES’ Senior Vice President, General Counsel and Corporate Secretary from March 2009 until August 31, 2012. His annualized base salary for fiscal year 2012 was $300,000. He did not receive a salary increase for calendar year 2012. Upon his termination of employment Mr. Fiedler received payments pursuant to the terms of the Severance Plan, described below, including an award under the Annual Incentive Plan of $68,750. For additional information, please see “Severance and Employment Agreements” below.

Former Chief Financial Officer

Terry L. Freeman served as IES’ Senior Vice President and Chief Financial Officer from March 2010 until January 20, 2012. During fiscal year 2012, Mr. Freeman’s base annual salary was $350,000. He did not receive a salary increase for calendar year 2012. Upon his termination of employment, Mr. Freeman received payments pursuant to the terms of his employment agreement, described below, including an award under the Annual Incentive Plan of $26,847. For additional information, please see “Severance and Employment Agreements” below.

Former Senior Vice President, General Counsel and Corporate Secretary

Heather M. Sahrbeck served as IES’ Senior Vice President, General Counsel and Corporate Secretary on an interim basis from September 1, 2012 until November 1, 2012. Her annualized base salary for fiscal year 2012 was $180,000. Subsequent to her termination of employment, Ms. Sahrbeck received an annual cash incentive award of $37,500, as described under “Annual Cash Incentive Awards” above.

401(k) and Deferred Compensation Plan

IES provides all employees the opportunity to participate in a 401(k) plan. Under the Integrated Electrical Services, Inc. Retirement Savings Plan (the “401(k) Plan”), IES has historically matched 50% of the first 5% that an employee contributes to the 401(k) Plan on a pre-tax basis. However, in order for the 401(k) Plan to comply with nondiscrimination requirements of Section 401(k) of the Internal Revenue Code, beginning in 2008, highly compensated employees (“HCEs”) became subject to a maximum contribution limit of 4% of their base annual earnings. On February 15, 2009, IES suspended the employer matching contribution to the 401(k) Plan as part of its cost cutting initiatives.

In order to further assist NEOs and certain other HCEs in saving for retirement, IES also provides an elective Deferred Compensation Plan. The Deferred Compensation Plan allows participants to voluntarily defer the receipt of salary (maximum deferral of 75%) and earned annual incentive awards (maximum deferral of 75%).

In October 2007, the Committee amended the Deferred Compensation Plan to provide a IES matching component effective for deferrals made beginning January 1, 2008 for selected employees, which includes the NEOs. Each participant who elects to make deferrals of eligible compensation to the Deferred Compensation Plan was eligible to receive a matching contribution equal to 25% of the first 10% of a participant’s annual base salary deferrals into the Deferred Compensation Plan. Effective February 15, 2009, IES instituted a suspension of the employer matching contribution to the IES Deferred Compensation Plan as part of its cost cutting initiatives.

Details about NEO participation in the Deferred Compensation Plan and accumulated balances are presented under “Nonqualified Deferred Compensation” below. The NEOs’ accumulated balances disclosed under “Nonqualified Deferred Compensation” represent voluntary deferrals of earned compensation, not matching contributions by IES.

Other Benefits

Some NEOs, along with certain other executives, are provided with a limited number of perquisites and additional benefits that are part of IES’ broad-based total compensation program. An item is not a perquisite if it is integrally and directly related to the performance of the executive’s duties. An item is a perquisite if it confers a direct or indirect benefit that has a personal aspect, without regard to whether it may be provided for some business reason or for the convenience of IES, unless it is generally available on a non-discriminatory basis to all employees.

During fiscal year 2012, IES provided some or all of the following perquisites to the NEOs, all of which are quantified in the “Summary Compensation Table” and “All Other Compensation” table below.

•	Monthly auto allowance of $1,500, subject to normal payroll taxes, was provided to Messrs. Freeman and Fiedler. This benefit is not part of Mr. Lindstrom’s, Mr. Lewey’s or Ms. Sahrbeck’s compensation.

•	Executive physical examination. IES believes it benefits from this perquisite by encouraging its executive officers to protect their health.

•

IES match under its non-qualified Deferred Compensation Plan. The Deferred Compensation Plan provides a 25 percent match on the first 10 percent of a participant’s annual base salary deferrals, which vests following three years of service with IES. As noted above, IES instituted a suspension of its matching contribution to the Deferred Compensation Plan on February 15, 2009. No matching contribution was made to executives for fiscal year 2012.

The Committee annually reviews the perquisites and additional benefits provided to executive officers as part of their overall review of executive compensation. The Committee has determined the perquisites to be within the appropriate range of competitive compensation practices. Details about the NEOs’ perquisites, including the fiscal year 2012 cost to IES, are shown in the “All Other Compensation” column of the “Summary Compensation Table” and in the accompanying narrative.

Executive Stock Ownership Guidelines

In October 2007, the Board of Directors, upon the Committee’s recommendation, adopted Stock Ownership Guidelines (the “Guidelines”) for NEOs to ensure that they have a meaningful economic stake in IES. The Guidelines are designed to satisfy an individual executive’s need for portfolio diversification, while maintaining management stock ownership at levels significant enough to assure IES’ stockholders of management’s commitment to value creation.

The Committee will annually review each executive’s compensation and stock ownership levels for adherence to the Guidelines and to consider potential modifications of or exceptions to the Guidelines. The Guidelines currently recommend that the following executives have direct ownership of IES common stock in at least the following amounts:

Officer Position	Multiple of Salary
Chief Executive Officer	3X
All Other NEOs	2X

The Guidelines encourage each executive to comply with the Guidelines no later than five years after either the October 8, 2007 Board approval of the Guidelines or the date the executive is appointed to a position subject to the Guidelines, whichever is later. IES common stock ownership by the NEOs has not reached the levels recommended in the Guidelines.

For purposes of the Guidelines, stock ownership includes IES common stock beneficially owned (including IES common stock owned by immediate family members) and deferred stock not yet delivered. Performance share grants are not counted for purposes of the Guidelines.

Tax Considerations

Deductibility Cap on Executive Compensation

Under the U.S. federal income tax law, IES cannot take a tax deduction for certain compensation paid in excess of $1 million to its executive officers. The Committee considers tax implications to IES as one of many factors in its compensation decisions and attempts to structure compensation and awards to preserve tax deductibility. The Committee may choose, however, to provide compensation that may not be deductible if it believes such payments are necessary to achieve IES’ compensation objectives and to protect stockholder interests.

Golden Parachute Taxes

Under certain circumstances, payments received by IES’ executive officers as a result of a change in control may be subject to excise taxes and may not be fully deductible. The Committee considered the possible effects of these taxes in developing the Executive Officer Severance Benefit Plan described under “Severance and Employment Agreements” below.

Section 409A

During fiscal year 2012, the Committee continued to monitor the regulatory developments under Internal Revenue Code Section 409A, which was enacted as part of the American Jobs Creation Act of 2004. Section 409A imposes additional limitations on non-qualified deferred compensation plans in order to insure their full compliance with the Act prior to December 31, 2008, the expiration of the transition period. IES believes all of its benefit plans substantially conform to the requirements of Section 409A.

Payments Upon a Change in Control

For information concerning payments upon the termination of the NEO’s, including upon certain triggering events, please see “Severance and Employment Agreements” below.

Human Resources and Compensation Committee Report

The Committee believes that the executive compensation and policies provide the necessary incentives to properly align executive performance and the interests of the stockholders.

The Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Members of the Human Resources and Compensation Committee

Joseph L. Dowling III, Chairman

David B. Gendell

Donald L. Luke

The following table displays the total compensation earned by the NEOs in fiscal years 2010, 2011 and 2012:

2012 Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
James M. Lindstrom(3)	2012	422,500	—	143,500	—	390,000	29,383	985,383
President & Chief Executive Officer	2011	75,000	—	321,000	—	—	19,241	415,241
Robert W. Lewey(4)	2012	277,500	—	71,750	—	145,000	—	494,250
William L. Fiedler(5)	2012	292,307	—	—	—	68,750	374,255	751,812
Senior Vice President &	2011	275,208	—	34,900	—	—	18,000	328,108
General Counsel	2010	265,000	38,552	49,842	—	—	28,469	381,863
Terry L. Freeman(6)	2012	108,814	—	—	—	26,847	428,255	569,916
Former Senior Vice	2011	350,000	—	41,880	—	—	18,000	409,880
President & Chie Financial Officer	2010	178,650	50,000	157,482	—	—	9,188	395,320
Heather M. Sahrbeck	2012	75,000	—	—	—	37,500	—	112,500
Former Senior Vice President and General Counsel

(1)	This column represents the aggregate grant date fair value of awards of restricted IES common stock granted during the applicable fiscal years, computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 in the notes to IES’ Consolidated Financial Statements, included in IES’ Annual Report on Form 10-K for fiscal year ended September 30, 2012.
(2)	All “Other Compensation” for fiscal year 2012 is detailed in “All Other Compensation” Table below.
(3)	On October 3, 2011, Mr. Lindstrom received a stock award of 100,000 shares of restricted IES common stock, which vest in thirds on October 3, 2012, October 3, 2013 and October 3, 2014. (grant date fair value of $200,000). On August 9, 2012, Mr. Lindstrom received a phantom stock award of 50,000 shares of restricted IES common stock, which vest on December 6, 2012. (grant date fair value of $143,500).
(4)	On August 9, 2012, Mr. Lewey received a phantom stock award of 25,000 shares of restricted IES common stock, which vest on December 6, 2012. (grant date fair value of $71,750).
(5)	Includes severance payments made to Mr. Fiedler in connection with the termination of his employment with IES on August 31, 2012. For additional information, please see “Severance and Employment Agreements” below.
(6)	Includes severance payments made to Mr. Freeman in connection with the termination of his employment with IES on August 31, 2012. For additional information, please see “Severance and Employment Agreements” below.

All Other Compensation

The table below details the compensation information found in the Summary Compensation Table under the “All Other Compensation” column.

Name and Principal Position	Auto Allowance ($)	Commuting Expenses ($)		Executive Wellness Physical ($)	401(K) Company Match ($)	Deferred Compensation Company Match ($)	Other ($)		Total ($)
James M. Lindstrom	—	29,383	(1)	—	—	—	—		29,383
Robert W. Lewey
William L. Fiedler	16,500	—		—	—	—	374,255	(2)	390,755
Terry L. Freeman	6,000	—		—	—	—	425,255	(2)	434,255
Heather M. Sahrbeck	—	—		—	—	—	—		—

(1)	Reflects the cost of air and ground transportation incurred in connection with commuting to and from IES’ headquarters, together with related hotel expenses, prior to the leasing of office space in Greenwich, Connecticut.
(2)	Reflects the amounts due to Mr. Fiedler upon his termination on August 31, 2012 under the terms of the Executive Officer Severance Benefit Plan and to Mr. Freeman upon his termination on January 20, 2012 as severance under the terms of his employment agreement.

Grants of Plan Based Awards in Fiscal Year 2012

The following table sets forth specific information with respect to each equity grant made to an NEO under a IES plan in fiscal year 2012.

Name			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)
James M. Lindstrom	8/9/2012(1)	8/9/2012	—	—	—	50,000	—	—	143,500
Robert W. Lewey	8/9/2012(2)	8/9/2012				25,000			71,750
William L. Fiedler	—	—	—	—	—	—	—	—	—
Terry L. Freeman	—	—	—	—	—	—	—	—	—
Heather M. Sahrbeck	—	—	—	—	—	—	—	—	—

(1)	Closing Share Price on 8/9/12 was $2.87
(2)	Closing Share Price on 8/9/12 was $2.87

Outstanding Equity Awards at 2012 Fiscal Year End

The following table sets forth specific information with respect to unexercised options, unvested IES common stock and equity incentive plan awards outstanding as of September 30, 2012 for each NEO.

	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price ($)	Option Expiration Date	Number Of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have not Vested ($)(1)
Name	Exercisable	Unexercisable
James M. Lindstrom	—	—	—	—	216,666	985,830
Robert W. Lewey	3,334	6,666	3.24	7/20/21	33,832	153,936
William L. Fiedler	—	—	—	—	—	—
Terry L. Freeman	—	—	—	—	—	—
Heather M. Sahrbeck	—	—	—	—	—	—

(1)	Closing Share Price on September 28, 2012 was $4.55.

Option Exercises and Stock Vested in Fiscal Year 2012

The following table sets forth, on an aggregate basis, specific information with respect to each exercise of stock options, SARs and similar instruments, and each vesting of stock, including restricted stock, restricted IES common stock units and similar instruments, for each NEO during fiscal year 2012.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
James M. Lindstrom(1)	33,334	66,668
Robert W. Lewey(2)	10,500	37,417
Terry L. Freeman(3)	17,313	46,226
William L. Fiedler(4)	19,165	52,578
Heather M. Sahrbeck	—	—

(1)	On December 16, 2011, Mr. Lindstrom vested 33,334 shares of restricted IES common stock ($2.00 per share).
(2)	On December 16, 2011, Mr. Lewey vested 2,166 shares of restricted IES common stock ($2.00 per share). On July 20, 2012, Mr. Lewey vested 3,334 shares of restricted IES common stock ($3.10 per share). On September 28, 2012, Mr. Lewey vested 5,000 shares of restricted IES common stock ($4.55 per share).
(3)	Upon his termination on January 20, 2012, Mr. Freeman vested 17,313 shares of restricted IES common stock ($2.67 per share).
(4)	On December 16, 2011, Mr. Fiedler vested 3,334 shares of restricted IES common stock ($2.00 per share). Upon his termination on August 31, 2012, Mr. Fiedler vested 15,831 shares of restricted IES common stock ($2.90 per share).

Nonqualified Deferred-Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
James M. Lindstrom	—	—	—	—	—
Robert W. Lewey	—	—	—	—	—
William L. Fiedler	—	—	—	—	—
Terry L. Freeman	—	—	—	—	—
Heather M. Sahrbeck	—	—	—	—	—

In order to further assist NEO’s and certain other executives in saving for retirement, IES also provides an elective Deferred Compensation Plan. The Deferred Compensation Plan allows participants to voluntarily defer the receipt of salary (maximum deferral of 75%) and earned annual incentive awards (maximum deferral of 75%).

The Plan allows for distributions to commence after retirement or after a specific future year, even if the specific future year is later or earlier than the retirement date. Distributions may be paid either in a lump sum or in equal annual installments up to 10 years based on the employee’s initial election as to the time and form of payment. If installments were elected, the unpaid balance will continue to accumulate gains and losses based on the employee’s investment selections. Investment options mirror the 401(k) Plan. Investment choices are self-directed and may be changed at any time by the participant.

On October 9, 2007, the Committee amended the Deferred Compensation Plan to provide an IES matching component effective for deferrals made beginning January 1, 2008 to selected employees, including NEO’s. Each participant who elects to make deferrals of eligible compensation to the Elective Deferral Plan will receive a matching contribution equal to 25% of the first 10% of the participant’s base salary deferrals into the Deferred Compensation Plan. Effective February 15, 2009, IES instituted a suspension of the matching contributions as part of its cost cutting initiatives.

Severance and Employment Agreements

Introduction

While IES historically entered into employment agreements with its executive officers, including the NEOs, on January 23, 2012, the Committee adopted an Executive Officer Severance Benefit Plan (the “Severance Plan”) to rationalize all NEO employment arrangements by requesting that all NEOs relinquish their rights pursuant to existing employment agreements. All NEOs were subject to the Severance Plan other than Mr. Freeman, whose employment terminated prior to enactment of the Severance Plan and who was subject to the terms of his employment agreement, as further described below. The Committee annually reviews the Severance Plan to determine its continuing need as well as the amount and nature of compensation potentially payable in the event a change in control or in the event that other provisions are triggered.

When executive positions become available, IES may search for potential replacements not only within IES but also in the marketplace, with the assistance of placement firms. Since prospective candidates from outside IES are often already employed, they must be recruited and the total compensation offered must satisfy the need to incentivize and reward the individual. Additionally, IES finds that, in light of variable economic conditions, prospective executives are often also looking for an element of security, which will ensure a source of income in the event that their employment is terminated without Cause (as defined in the Severance Plan).

The risk of unemployment is heightened in the event of a Change of Control (as defined in the Severance Plan) of IES, since the limited number of executive positions often results in terminations due to non-cost effective duplication. Thus, in order for IES to recruit the best possible executives, the Severance Plan provides for the mutual benefit of IES and the executive. Income, under the Severance Plan, is comprised of the same elements of compensation as IES’ ongoing compensation program discussed above, which includes base salary, annual cash incentives, equity incentives, benefits and, in certain circumstances, perks such as car allowances. The only employment agreement that IES has entered into with any of IES’ NEOs is described in more detail below.

The Severance Plan also includes a “clawback” provision which permits IES, in the event the Dodd-Frank Wall Street Reform and Consumer Protection Act requires an executive to repay IES “erroneously awarded” amounts of incentive compensation, to recoup such amount by reducing the severance pay or benefit otherwise due the executive under the Severance Plan.

The following information provides more detail concerning the specific terms and conditions of the Severance Plan and Mr. Freeman’s employment agreement and describes the approximate value of the payments that may result if the executives were to terminate employment. The actual amounts to be paid can only be determined at the time of an executive’s separation from IES. Thus, as disclosed herein, the amounts of compensation payable assume that such terminations were effective as of September 30, 2012 and include amounts earned through such time. However, in the case of Mr. Fielder, the amount of compensation payable is provided as of August 31,

2012, the effective date of his termination. Information with respect to Mr. Freeman is provided in a separate table which follows.

Name	Termination Without Cause or For Good Reason After Change in Control ($)(1)	Termination Without Cause or For Good Reason Prior to Change in Control ($)	Death or Disability ($)
James M. Lindstrom, President and Chief Executive Officer
Bonus for year of Separation(2)	390,000	-0-	-0-
Cash Severance(3)	780,000	390,000	-0-
Unvested and Accelerated Stock Options	-0-	-0-	-0-
Unvested and Accelerated Restricted Stock(4)	985,830	366,534	985,830
Executive Outplacement Assistance(5)	20,000	20,000	-0-
Health Care Benefits(6)	15,875	15,875	15,875

Total	2,191,705	805,044	1,001,705
Robert W. Lewey, Senior Vice President and Chief Financial Officer
Bonus for year of Separation(2)	145,000	-0-	-0-
Cash Severance(3)	580,000	290,000	-0-
Unvested and Accelerated Stock Options	8,732	861	-0-
Unvested and Accelerated Restricted Stock(4)	153,936	68,058	153,936
Executive Outplacement Assistance(5)	20,000	20,000	-0-
Health Care Benefits(6)	15,223	15,223	15,223

Total	922,891	170,020	169,159
William L. Fielder, Former Senior Vice President, General Counsel and Secretary
Bonus for year of Separation(2)	150,000	-0-	-0-
Cash Severance(3)	600,000	300,000	-0-
Unvested and Accelerated Stock Options	-0-	-0-	-0-
Unvested and Accelerated Restricted Stock(4)	30,330	10,110	30,330
Executive Outplacement Assistance(5)	20,000	20,000	-0-
Health Care Benefits(6)	14,121	14,121	14,121

Total	814,451	344,231	44,451
Heather Sahrbeck, Former Senior Vice President, General Counsel and Secretary
Bonus for year of Separation(2)	150,000	-0-	-0-
Cash Severance(3)	360,000	180,000	-0-
Unvested and Accelerated Stock Options	-0-	-0-	-0-
Unvested and Accelerated Restricted Stock(4)	-0-	-0-	-0-
Executive Outplacement Assistance(5)	20,000	20,000	-0-
Health Care Benefits(6)	-0-	-0-	-0-

Total	530,000	200,000	-0-

(1)	Termination by IES without Cause or by the covered executive for Good Reason on or within 12 months following a Change in Control event.
(2)

Prior to a Change in Control, the amount of any annual bonus is as determined by the Compensation Committee and payable at the same time that annual bonuses for such fiscal year is paid to other similar executives of IES. On or after a Change in Control, a lump sum payment equal to two (2) times the greater of the most recent (i) annual bonus paid to the covered executive or (ii) covered executive’s annual bonus opportunity, payable on the sixtieth (60th) day following termination. The annual bonus opportunities for Messrs. Lindstrom, Lewey, Fiedler and Sahrbeck are calculated in accordance with the 2012 Plan.
(3)	Prior to a Change in Control, continued payment of base salary then in effect for 12 months immediately following the date of termination. On or after a Change in Control, continued payment of base salary then in effect for 24 months immediately following the date of termination.
(4)	Reflects the value of unvested shares of restricted IES common stock held on September 30, 2012 that experience accelerated vesting due to termination of employment.
(5)	Reflects the approximate cost of outplacement services for 12 months following termination, not to exceed $20,000. Mr. Fiedler and IES agreed that in lieu of outplacement services, he would be paid $20,000 in consideration for providing consulting services to IES pursuant to a Consulting Agreement entered into with IES on August 31, 2012.
(6)	Reflects the approximate cost to provide health care continuation benefits to the covered executive and his eligible dependents under COBRA for the lesser of (i) for 12 months following termination or (ii) until the covered executive’s COBRA coverage terminates.

Terry L. Freeman

On January 20, 2012, Mr. Freeman’s employment with IES terminated. As such, Mr. Freeman was not subject to the Severance Plan, and the payments made to Mr. Freeman upon termination were governed by his employment agreement with IES.

On March 29, 2010 (the “Effective Date”), IES entered into an employment agreement with Mr. Freeman. The agreement had no definitive term and was terminable at any time and for any reason, at the option of either Mr. Freeman or IES, upon written notice to the other party. Pursuant to the terms of the agreement Mr. Freeman served as a Senior Vice President and Chief Financial Officer of IES.

The agreement provides for (i) an annual base salary of $350,000 (which could be increased in the sole discretion of the Committee), (ii) an annual bonus with a target opportunity of 75% of annual base salary (the “Annual Bonus Opportunity”) for fiscal year 2010, prorated, and thereafter as determined by the Committee and (iii) a signing bonus of $50,000. Mr. Freeman was also eligible to participate in IES LTIP.

If Mr. Freeman terminated his employment for Good Reason (as defined below) or if his employment was terminated by IES without Cause (as defined below) he was entitled to receive: (i) continued payment of base salary then in effect for 12 months immediately following the date of termination, (ii) any unpaid annual bonus that has been “earned” for the immediately preceding fiscal year plus the current year annual bonus, prorated based upon the percentage of the fiscal year that shall have elapsed through the date of termination to the extent performance objectives have been met, (iii) IES paid COBRA coverage, an automobile allowance of $1,500 per month and outplacement services (reasonable in amount but not to exceed $20,000) for 12 months immediately following the date of such termination or until Mr. Freeman obtained comparable employment, whichever is shorter, and (iv) a prorated amount of unvested equity awards under all equity plans for awards granted prior to September 24, 2010. The vesting proration period was to be calculated as the percentage of the vesting period for each unvested equity award in which he was actively employed.

Effective September 24, 2010, IES and Mr. Freeman entered into the first amendment to his employment agreement. The amendment changed the amount of awards that vest upon termination of employment for Good Reason or by IES without Cause to result in (i) a prorated amount of his then outstanding cash incentive awards and equity based awards granted after September 24, 2010, other than an annual bonus or a cash incentive award or an equity based award the payment of which is dependent upon the achievement of performance objectives during a performance period that has not ended, and (ii) a prorated portion of each performance award then outstanding, if any, which shall vest at the end of the performance period applicable to such award, but only if and to the extent the performance objectives have been achieved. In addition, in the event the Dodd-Frank Wall

Street Reform and Consumer Protection Act required Mr. Freeman to repay IES “erroneously awarded” amounts of incentive compensation, he agreed to repay such amounts promptly.

Mr. Freeman was subject to non-compete and non-solicit restrictive covenants during the employment term and for a period of one year (or two years if terminated by IES for Cause or if he resigns without Good Reason) following the termination of his employment. Mr. Freeman was also subject to restrictive covenants prohibiting disclosure of confidential information and intellectual property of IES.

When Mr. Freeman’s employment with IES terminated on January 20, 2012, he became entitled to the payments and benefits outlined in the table below.

Name	Termination Without Cause or For Good Reason Prior to Change in Control ($)
Terry L. Freeman, Senior Vice President and Chief Financial Officer
Bonus for year of Separation(1)	26,847
Cash Severance	350,000
Unvested and Accelerated Stock Options(2)	-0-
Unvested and Accelerated Restricted Stock(3)	46,226
Tax Reimbursement	-0-
Auto Allowance	18,000
Executive Outplacement Assistance(4)	20,000
Health Care Benefits(5)	10,815

Total	471,888

(1)	Mr. Freeman, pursuant to his employment agreement with IES, was entitled to receive a prorated portion of his annual performance based awards at the time any such awards were granted to the other NEOs. The Committee determined that Mr. Freeman’s eligibility for a performance-based award would be based on the 2012 Plan eligibility available to Mr. Lewey, the current CFO.
(2)	Mr. Freeman had no stock options.
(3)	Reflects the value of 17,313 shares of restricted IES common stock that vested upon his termination without cause. The closing price of the IES common stock on January 20, 2012 was $2.67 per share.
(4)	Mr. Freeman and the IES agreed that in lieu of outplacement services, he would be paid $20,000 in consideration for providing consulting services to IES pursuant to a Consulting Agreement entered into with IES on January 20, 2012.
(5)	Reflects cost to provide health care continuation benefits to executive under COBRA for 12 months following termination.

Definitions

The following definitions are used in the Severance Plan and Mr. Freeman’s amended employment agreement described above.

“Cause” means (i) the executive’s gross negligence in the performance or intentional nonperformance of any of the executive’s material duties and responsibilities to IES or a participating affiliate; (ii) the executive’s dishonesty, theft, embezzlement or fraud with respect to the business, property, reputation or affairs of IES or a participating affiliate; (iii) the executive’s conviction of, or a plea of other than not guilty to, a felony or a misdemeanor involving moral turpitude; (iv) the executive’s confirmed drug or alcohol abuse that materially affects the executive’s service or violates IES’ or a participating affiliate’s drug or alcohol abuse policy; (v) the executive’s violation of a material IES or a participating affiliate’s personnel or similar policy, such policy having been made available to the executive by IES or a participating affiliate; or (vi) the executive’s having committed any material violation of any federal or state law regulating securities (without having relied on the advice of IES’ attorney) or having been the subject of any final order, judicial or administrative, obtained or issued by the Securities and Exchange Commission, for any securities violation involving fraud, including, without limitation, any such order consented to by the executive in which findings of facts or any legal conclusions establishing liability are neither admitted nor denied.

“Cause” in the agreement entered into with Mr. Freeman is defined in similar terms except it also includes the executive’s willful and material breach of the employment agreement if not cured within ten days after receipt of a notice, and it includes a cure period for any act in clause (i) above.

“Good Reason” in Mr. Freeman’s agreement is essentially defined as:

•	Any material reduction in his position, authority or Base Salary,

•	Any relocation of IES’ corporate office that is more than 50 miles from his primary location of work, or

•	IES’ breach of a material term of the agreement.

All of the above are valid reasons only if IES fails to cure such event within 30 days after receipt from him of written notice of the event which constitutes Good Reason and he must give IES written notice of the event by the 60th day following its occurrence.

A “Change in Control” is defined in the agreements as follows:

•

Any person or persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act, other than Tontine Capital Partners L.P. and its affiliates, IES or any subsidiary, shall beneficially own (as defined in Rule 13d-3 of the Exchange Act) directly or indirectly, at least 50% of the ordinary voting power of all classes of capital stock of IES entitled to vote generally in the election of the Board, or

•

Current directors shall cease for any reason to constitute at least a majority of the members of the Board (Current Directors means, as of the date of determination, any person who (i) was a member of the Board on the date that IES’ Joint Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code became effective or (ii) was nominated for election or was elected by the Board with the affirmative vote of a majority of the current directors who were members of the Board at the time of such nomination or election) or at any meeting of stockholders of IES called for the purpose of electing directors, a majority of the persons nominated by the Board for election as directors shall fail to be elected; or

•	The consummation of a sale, lease, exchange or other disposition in one transaction or a series of transactions of all or substantially all of the assets of IES; or

•

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of IES’ incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held IES’ securities immediately before such transaction.

Director Compensation

Directors who are employees of IES or any of its subsidiaries, do not receive a retainer or fees for service on the Board or any committees. Each non-employee director receives a $40,000 annual retainer, paid after the annual stockholder meeting. The Chairman of the Human Resources and Compensation Committee and the Chairman of the Nominating/Governance Committee each receive an additional annual retainer of $10,000 and the Chairman of the Audit Committee receives an additional annual retainer of $25,000. Each of these retainers is also paid quarterly. In addition, each director receives an annual retainer of $5,000 for each Committee on which the director serves other than as Chairman. Effective in the third fiscal quarter of fiscal year 2012, the directors elected to receive 50% of their retainers in shares of IES common stock and 50% in cash.

Each year, in addition to the annual retainers described above, upon their election or re-election to the Board at an annual stockholders’ meeting, each director will receive a grant of Phantom Stock Units (“Units”) pursuant to the Plan. The number of Units granted to each director is determined by dividing $25,000 by the closing price of the IES common stock on the last trading day immediately preceding the annual stockholder meeting. The Units will convert to IES common stock on the date the director leaves the Board, for any reason. Each director will receive a grant for his or her subsequent periods of service on the Board, provided that he or she is re-elected at subsequent annual stockholder meetings. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending Board and committee meetings and for their reasonable expenses related to the performance of their duties as directors. The following table reflects the amounts paid to each individual non-employee director who served on the Board in fiscal year 2012. These amounts reflect immaterial corrections to the fees earned or paid in cash and the stock awards earned during fiscal year 2012.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(1)(2)(3)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Charles H. Beynon	51,254	41,244	-0-	-0-	-0-	92,498
Joseph L. Dowling III	17,088	38,743	-0-	-0-	-0-	55,831
David B. Gendell	15,836	37,495	-0-	-0-	-0-	53,331
Donald L. Luke	43,755	38,743	-0-	-0-	-0-	82,498
John E. Welsh III	42,503	37,495	-0-	-0-	-0-	79,998

(1)	Represents cash fees earned during the fiscal year ended September 30, 2012.
(2)	Represents the aggregate grant date fair value of awards of Phantom Stock Units earned during the fiscal year ended September 30, 2012, computed in accordance with FASB ASC Topic 718. Each Phantom Stock Unit converts into one share of IES common stock when the respective director leaves the Board for any reason. Assumptions used in the calculation of these amounts are included in Note 12 in the notes to IES’ Consolidated Financial Statements, included in IES’ Annual Report on Form 10-K for fiscal year ended September 30, 2012.
(3)	As of September 30, 2012, and including post-fiscal-year-end grants made in respect of fees earned in fiscal year 2012, each non-employee director held the following aggregate number of Phantom Stock Units: Mr. Beynon —22,093; Mr. Welsh — 20,997; Mr. Dowling — 10,396; Mr. Gendell — 10,031; Mr. Luke —31,362.

BUSINESS OF MISCOR

MISCOR began operations in July 2000 with the purchase of the operating assets of an electric motor and magnet shop in South Bend, Indiana. Through acquisitions and internal growth, MISCOR expanded the nature of its operations as well as its geographic presence, which now includes locations in Indiana, Alabama, Ohio, West Virginia, and California. In April 2004, MISCOR reorganized its operations into a holding company structure, forming Magnetech Integrated Services Corp. to act as the parent company. In September 2005, MISCOR changed its name from Magnetech Integrated Services Corp. to MISCOR Group, Ltd.

Between 2005 and September 2008, MISCOR made a series of acquisitions allowing it to enter into Rail Services and expand its Construction and Engineering Services and Industrial Services businesses. Following experiences in the financial crisis, MISCOR decided to reorient its growth strategy and to intensify its focus on industrial and utility services. In December 2009, MISCOR announced an overall restructuring plan, which it has completed. This plan included the divesture of MISCOR’s subsidiaries in the Rail Services and CES segments to allow for alignment of its operations with its long-term vision and its focus on industrial and utility services. As part of this restructuring, MISCOR divested (i) AMP Canada in December 2009; (ii) its CES subsidiaries, Martell Electric and Ideal, in February 2010; and (iii) AMP in March 2010. In December of 2011, MISCOR announced its intentions to no longer have HKEC, the subsidiary representing its Rail Services segment, as held for sale. While MISCOR sees HKEC as outside of its business strategy focusing on industrial and utility services, MISCOR does see significant value in HKEC and believes it would not obtain the appropriate value for this business if it were to be sold.

Following completion of the sale of the CES subsidiaries and AMP in the first quarter of 2010, MISCOR has since operated primarily in two business segments:

•

Industrial Services—Providing maintenance and repair services to several industries including electric motor repair and rebuilding; maintenance and repair of electro-mechanical components for the wind power industry; and the repairing, manufacturing, and remanufacturing of industrial lifting magnets for the steel and scrap industries. To supplement its service offerings, MISCOR also provides on-site maintenance services and custom and standardized industrial maintenance training programs.

•

Rail Services—Manufacturing and rebuilding power assemblies, engine parts, and other components related to large diesel engines, and providing locomotive maintenance, remanufacturing, and repair services for the rail industry.

Business Strategy

MISCOR’s objective is to be a leading provider of integrated mechanical and electrical products and services to industry. To achieve that objective, MICOR intends to structure itself in order to capitalize on long-term growth opportunities in the wind power and the utility markets as well as the heavy industry market.

Employees

At December 31, 2012, MISCOR had 269 employees, of which 67 were salaried and 202 were hourly employees. At that date, approximately 12% of MISCOR’s employees were covered by two collective bargaining agreements, one of which expired during August 2011 (and has not been renewed although the parties continue to operate under its terms), with the other expiring in December 2014. MISCOR believe its relations with its employees are good.

Segment Information

In December 2009, MISCOR announced an overall restructuring plan, which it has completed. This plan included the divesture of MISCOR’s subsidiaries in the Rail Services and CES segments to allow for alignment of its operations with its long-term vision and its focus on industrial and utility services. Accordingly, MISCOR divested its interest in: (i) AMP Canada in December 2009; (ii) its CES subsidiaries, Martell Electric and Ideal, in February 2010; and (iii) AMP in March 2010. It was MISCOR’s original intent to sell HKEC, the subsidiary comprising its Rail Services segment. However, in December of 2011, MISCOR announced its intentions to no longer have HKEC listed as held for sale. While MISCOR sees HKEC as outside of its business strategy focusing on industrial and utility services, it does see significant value in HKEC and believes it would not obtain the appropriate value for this business, if it were to be sold. As a result of the divestitures, MISCOR operates in two business segments: Industrial Services and Rail Services.

Segment Performance

The following table summarizes financial information concerning our three reportable segments as of and for the years ended December 31, 2012 and 2011 (amounts in thousands).

	For the years ended December 31,
	2012	2011
Revenues:
Industrial Services	$32,174	$33,849
Rail Services	17,528	12,038
Corporate	—	—
Elimination	—	—

Consolidated	$49,702	$45,887

Gross Profit:
Industrial Services	$6,578	$6,720
Rail Services	5,292	2,724
Corporate	—	—
Elimination	—	—

Consolidated	$11,870	$9,444

Net income (loss):
Industrial Services	$(250)	$44
Rail Services	3,238	1,264
Corporate	1,188	(654)
Elimination	—	—

Consolidated	$4,176	$654

	As of December 31,
	2012	2011
Total assets:
Industrial Services	$18,951	$20,396
Rail Services	4,681	3,643
Corporate	2,813	745

Consolidated	$26,445	$24,784

Following is additional information regarding MISCOR’s three business segments through December 31, 2012.

Corporate Segment

MISCOR’s Corporate segment represents shared services provided to and on behalf of the Industrial Services and Rail Services Segments. These services include, but are not limited to, executive management, accounting, environmental, finance, human resources, marketing, safety, and sales.

All corporate expenses, with the exception of depreciation, interest, federal income taxes, and other income and expense are allocated back to the Industrial Services and Rail Services segments.

Industrial Services Segment

MISCOR has organized its Industrial Services segment into one primary business group. This group provides on-site and off-site maintenance and repair services for electro-mechanical equipment.

Business Strategy

MISCOR seeks to continue to strengthen and broaden its position as a provider of maintenance service and repair, industrial education and training, and complimentary services to the industries it serves throughout the United States. In addition, MISCOR’s strategy is to expand into other geographic markets with respect to the remanufacture and repair services for renewable wind generation facilities and wind generators. To achieve these objectives, MISCOR is pursuing the following business strategies:

•

Strengthen competitive position in the growing market for outsourcing industrial services. MISCOR believes that participants in the steel, power generation and other industries it serves, in an effort to remain competitive, will increasingly rely on independent contractors to provide maintenance and repair services. MISOCR intends to expand its capabilities to provide its customers an outsourcing solution.

•	Expand its presence in industries with long-term growth potential, including the wind energy, utility, and heavy industry markets.

Principal Products, Services, Markets and Distribution

MISCOR’s Industrial Services segment provides maintenance and repair services for both alternating current (AC) and direct current (DC) electro-mechanical devices; including breakers, generators, magnets, motors, transformers, and switchgear. MISCOR’s customers operate in a broad range of major industries, including the steel, railroad, marine, petrochemical, pulp and paper, wind energy, mining, automotive, and power generation industries.

The Industrial Services segment accounted for approximately 65% and 74% of total consolidated revenues for the years ended December 31, 2012 and 2011, respectively.

Marketing and Customers

The products and services comprising MISCOR’s Industrial Services segment are marketed principally by personnel based at its seven locations and independent sales representatives. MISCOR believe that these locations are situated to facilitate timely responses to its customers’ needs, which is an important feature of its services. No customer of MISCOR’s Industrial Services Segment accounted for more than 10% of its consolidated revenues for the years ended December 31, 2012 and 2011.

Raw Materials

The principal raw materials used in MISCOR’s Industrial Services segment are copper, raw steel, and various flexible materials. Certain raw materials are obtained from a number of commercial sources at prevailing prices, and MISCOR does not depend on any single supplier for any substantial portion of raw materials. MISCOR sources its copper and raw steel from across the country via multiple sources. The cost to deliver copper and raw steel can limit the geographic areas from which MISCOR can obtain this material. MISCOR attempts to minimize this risk by stocking adequate levels of key components. However, it may encounter problems at times in obtaining the raw materials necessary to conduct its business.

Competition

The level of competition MISCOR faces varies depending on the electro-mechanical device and the region of the country. While MISOCR tends to compete with various original equipment manufacturers, such as General Electric Company, most of its primary competitors are local electro-mechanical maintenance and repair service shops within their specific region of the United States.

Participants in MISCOR’s industry compete primarily on the basis of service, quality, timeliness, and price. In general, competition stems from other outside service contractors and customers’ in-house maintenance departments. MISOCR believes it has competitive advantages over most service contractors due to the quality, training and experience of its technicians, its regional service capability and the broad range of services it provides, as well as the technical support and manufacturing capabilities supporting its service network.

Foreign Sales

MISCOR’s Industrial Services segment derives a portion of its revenues from foreign customers. Foreign sales for the years ended December 31, 2012 and 2011 were approximately $745,000 or 2.3%, and $600,000, or 1.8%, of the total revenues of this segment, respectively. Revenues from sales to foreign customers for the Industrial Services segment are denominated in U.S. dollars.

Backlog

At December 31, 2012, the backlog of MISCOR’s Industrial Services segment was approximately $4.600 million compared to $4.700 million at December 31, 2011. Backlog represents the amount of revenue that MISCOR expects to realize from work to be performed on uncompleted contracts, work in progress, time and material work orders, and from contractual agreements upon which work has not commenced. The decline in its backlog is due to the timing of orders received from its customers. Contracts included in backlog may have provisions which permit cancellation or delay in their performance by the customer, and there can be no assurance that any work orders included in backlog will not be modified, canceled or delayed.

Working Capital

With respect to MISCOR’s Industrial Services segment, its customers typically compensate it for services performed upon completion of a given project or on an agreed upon progress payment schedule for larger projects. Therefore, MISCOR must have sufficient working capital to permit it to undertake its services and to carry the appropriate inventory level of spare parts and equipment throughout the duration of a project. For further discussion of MISCOR’s working capital and borrowing facilities, see “MISCOR Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources for the Years Ended December 31, 2012 and 2011.”

Seasonality and Quarterly Fluctuations

MISOCR’s revenues from the Industrial Services segment may be affected by the timing of scheduled outages at its industrial customers’ facilities and by weather conditions with respect to projects conducted outdoors, but the effects of seasonality on revenues in its industrial services business are insignificant. The effects of seasonality may be offset by the timing of large individual contracts, particularly if all or a substantial portion of the contracts fall within a one- to two-quarter period. Accordingly, MISCOR’s quarterly results may fluctuate and the results of one fiscal quarter may not be representative of the results of any other quarter or of the full fiscal year.

Rail Services Segment

Business Strategy

In March 2005, MISCOR acquired certain assets related to the diesel engine operations of Hatch & Kirk, Inc. located in Hagerstown, Maryland and Weston, West Virginia. This acquisition launched the Rail Services Group and the diesel engine components business of MISCOR’s Rail Services segment, which is conducted through HKEC.

In December 2009, MISCOR announced its plan to sell its HKEC subsidiary in order to focus on its core industrial services operations. Due to favorable results from its ongoing profit improvement plan and restructuring activities, in December 2011, MISCOR assessed the classification of HKEC and found it to be in MISCOR’s best interest to forego selling HKEC. While MISCOR sees HKEC as non-core to its business model, it does see significant value in HKEC and believes it would not obtain the appropriate value for this business, if it were to be sold in today’s economic environment

Principal Products, Services, Markets and Distribution

HKEC manufactures and remanufactures power assemblies for large diesel engines used in the rail, marine, and power industries. HKEC also engineers, manufactures and sells other related components parts for these large engines. HKEC customers include companies that use, manufacture, or distribute diesel engines and related components for the railroad, utilities, maritime, and offshore drilling industries.

HKEC accounted for approximately 35% and 26% of total consolidated revenues for the years ended December 31, 2012 and 2011, respectively.

Marketing and Customers

The products and services comprising HKEC are marketed principally by personnel based at its two locations and independent sales representatives. Two customers accounted for more than 10% of HKEC’s sales during the year ended December 31, 2012. These two customers accounted for 78% and 68% of HKEC’s sales for the years ended December 31, 2012 and 2011, respectively. Union Pacific, Inc. accounted for 40% and CSX, Inc., accounted for 38% of HKEC’s revenues during the year ended December 31, 2012. One customer accounted for more than 10% of HKEC’s sales during the year ended December 31, 2011. CSX, Inc. accounted for 59% of HKEC’s revenues during the year ended December 31, 2011. The loss of either of these customers would have a material adverse effect on MISCOR.

Raw Materials

The principal raw materials used in MISCOR’s diesel engine components business are scrap and raw steel, aluminum, alloys, and molds. Certain raw materials are obtained from a number of commercial sources at prevailing prices, and MISCOR does not depend on any single supplier for any substantial portion of raw materials. However, it is sometimes difficult to obtain adequate quantities of scrap steel and alloys at competitive prices. MISCOR attempts to minimize this risk by stocking adequate levels of key components. However, MISCOR encountered, and may continue to encounter, problems at times in obtaining the raw materials necessary to conduct its diesel engine components business.

Competition

MISCOR’s two largest competitors in the diesel engine components market are General Electric and the former Electro Motive Diesel division of Caterpillar Corporation. MISCOR believes that its HKEC subsidiary is the largest supplier of diesel engine components in the United States that is not an original equipment manufacturer, based on revenues for the year ended December 31, 2012. There are a number of smaller competitors.

Participants in this industry compete primarily on the basis of service, quality, timeliness, and price. In general, competition stems from other outside service contractors and customers’ in-house maintenance departments.

Foreign Sales

For the years ended December 31, 2012 and 2011, HKEC’s foreign sales were $3.008 million, or 17%, of total segment revenues, and $2.400 million, or 20%, of total segment revenues, respectively. There are no sales denominated in currencies other than the U.S. dollar.

Backlog

At December 31, 2012, the backlog of HKEC was approximately $3.200 million compared to $3.100 million at December 31, 2011. The increase is due to contracts in place with CSX, Inc. and Union Pacific, Inc. Backlog represents the amount of revenue that MISCOR expects to realize from work to be performed on uncompleted contracts, work in progress, time and material work orders, and from contractual agreements upon which work has not commenced. Contracts included in backlog may have provisions which permit cancellation or delay in their performance by the customer, and there can be no assurance that any work orders included in backlog will not be modified, canceled, or delayed.

Working Capital

For its product sales, HKEC’s customers typically pay within 30 to 60 days from the date of shipment, while some foreign customers typically pay within 90 days. HKEC’s customers typically compensate us for services performed upon completion of a given project. Therefore, HKEC is required to have sufficient working capital to permit it to undertake its services and to carry the appropriate inventory level of spare parts and equipment throughout the duration of a project. For further discussion of MISCOR’s working capital and borrowing facilities, see “MISCOR Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources for the Years Ended December 31, 2012 and 2011.”

Seasonality and Quarterly Fluctuations

The effects of seasonality on revenues for HKEC are insignificant. The effects of seasonality may be offset by the timing of a large individual contract, particularly if all or a substantial portion of the contracts fall within a one- to two-quarter period. Nevertheless, HKEC’s quarterly results may fluctuate and the results of one fiscal quarter may not be representative of the results of any other quarter or of the full fiscal year.

PROPERTY OF MISCOR

As of December 31, 2012, MISCOR conducted its business from nine locations in the United States. MISCOR leases facilities in Hammond and Merrillville, Indiana; Hagerstown, Maryland; Boardman and Massillon, Ohio; Huntington, West Virginia; and Visalia, California. MISCOR’s leases have terms expiring at various times through November 2017, with annual base rental payments ranging from $39 to $566. MISCOR also leased a facility in South Bend, Indiana that served as the previous site of its corporate office before its move to Massillon, Ohio, but that lease obligation expired in May 2012. MISCOR owns its facilities in Weston, West Virginia and Saraland, Alabama.

MISCOR’s Hagerstown, Maryland and Weston, West Virginia facilities are used in the Rail Services segment. The other facilities are used in the Industrial Services segment of MISCOR’s business. MISCOR maintains its executive offices at MISCOR’s Massillon, Ohio facility.

MISCOR believes that its existing facilities are adequate to meet current requirements and that suitable additional or substitute space would be available on commercially reasonable terms as needed to accommodate any expansion of its operations.

MISCOR leases its Hammond, Indiana, and Boardman, Ohio facilities from companies controlled by its Chairman under agreements expiring in August 2015. Renewal options are available for each property. MISCOR leases the Hagerstown, Maryland facility from a partnership, one partner of which is an officer of HKEC, under an agreement expiring in July 2016. MISCOR leases the Massillon, Ohio facility from a partnership, one partner of which is a former officer of MIS, under an agreement expiring in November 2017. MISCOR leases its Merrillville, Indiana, Huntington, West Virginia, and Visalia, California facilities from unrelated parties under agreements expiring before November 2016. Total rent expense for all facility leases was approximately $1.388 million and $1.226 million for the years ended December 31, 2012 and 2011, respectively, including $0.968 million and $1.020 million, respectively to related parties.

MISCOR LEGAL PROCEEDINGS

MISCOR is periodically involved in ordinary routine litigation incidental to its business. In MISCOR’s opinion, there are no material pending legal proceedings the resolution of which is expected to have a material adverse effect on its consolidated results of operations, cash flows, or financial position.

MISCOR DIRECTORS AND EXECUTIVE OFFICERS

The names of MISCOR’s directors and executive officers and their ages, positions, and biographies as of December 31, 2012, are set forth below. MISCOR’s executive officers are appointed by, and serve at the discretion of, the MISCOR board of directors. There are no family relationships among any of MISCOR’s directors and executive officers. The MISCOR board of directors did not select any current director or executive officer pursuant to any arrangement or understanding between a current director and any other person. The business address and phone numbder for each of MISCOR’s officers and directors is 800 Nave Road, SE, Massillon, Ohio 44646 and (330) 830-3500, respectively.

William J. Schmuhl, Jr., 69, has been a director of MISCOR and a member of the Compensation Committee of the MISCOR board of directors since October 2005. Since August 2001, Mr. Schmuhl has been a member of the teaching faculty in the Mendoza College of Business at the University of Notre Dame. He also serves as Chairman of the Board of Directors of Heywood Williams USA, Inc., a manufacturer and distributor of products for the manufactured housing and recreational vehicle industries, where he has served since 1996. Mr. Schmuhl is also a director of JSJ Corporation, a manufacturer of automotive parts, furniture, and specialty products, and Rieth-Riley Construction Co., Inc., a paving contractor. Mr. Schmuhl chairs the audit committees of the boards of directors of JSJ Corporation and Rieth-Riley Construction Co., Inc. Mr. Schmuhl served as a director of Heywood Williams Group, PLC, a UK-based specialty distributor, until November 2009. He is an attorney and certified public accountant.

John A. Martell, 57, is the founder of MISCOR, has been Chairman of the MISCOR board of directors since April 2004, and was Chief Executive Officer and President from April 2004 until February 3, 2010. Mr. Martell is currently the President and owner of Martell Electric, LLC (“Martell Electric”). Mr. Martell was Chief Executive Officer of MISCOR’s subsidiary Magnetech Industrial Services, Inc. from November 2001 until February 3, 2010, and President of MISCOR’s subsidiary HK Engine Components, LLC from February 2005 until February 3, 2010. On February 3, 2010, MISCOR sold its Construction and Engineering Services business, consisting of Ideal Consolidated, Inc., of which Mr. Martell had been President since October 2008, and Martell Electric, of which Mr. Martell had been President since December 2001, to Mr. Martell and his wife. Mr. Martell is registered as a Professional Engineer in Indiana and Michigan.

Michael D. Topa, 56, joined MISCOR in May 2009 as MISCOR’s treasury consultant and was MISCOR’s interim Chief Financial Officer from June 2009 until his resignation effective December 31, 2010. Mr. Topa was appointed to serve as a member of the MISCOR board of directors on January 21, 2010. Currently, Mr. Topa is CFO of Towne Air Freight, Inc., a leading asset-light provider of premium air cargo ground transportation services and logistics management solutions, headquartered in South Bend, Indiana.

Michael P. Moore, 56, joined MISCOR on June 14, 2010, and serves as President and Chief Executive Officer of MISCOR Group Ltd., Magnetech Industrial Services, and HK Engine Components and was appointed to the MISCOR board of directors in 2011. He formerly served as president of Emerald Performance Materials, a Lubrizol divestiture and leading supplier of niche chemicals to the automotive, food, textile, and other industrial and consumer markets with annual revenues of approximately $400 million. Mr. Moore has extensive experience in manufacturing services, operations, and business having held a variety of senior positions in Lubrizol, Noveon, and BF Goodrich.

Marc Valentin, CPA, CGMA, 45, joined MISCOR in October of 2010 as Corporate Controller and was promoted to Chief Accounting Officer on January 4, 2011, effective January 1, 2011. Prior to joining MISCOR, from 2007 to 2010, Mr. Valentin served as the Vice President of Finance for Maverick Corporate Management, LLC, a Smithville, Ohio fabricator of steel products for agriculture, energy, and food processing. From 2004 to 2007, he served as Senior Vice President and Chief Financial Officer of National Bancshares Corporation/First National Bank of Orrville, Ohio, a community bank. From 1996 to 2004, Mr. Valentin served as Business Unit Controller of Bekaert Corporation/Contours, Ltd., an Orrville, Ohio manufacturer of cold-drawn and cold-rolled wire products. Mr. Valentin has served as a director on a number of not-for-profit boards in Medina and Wayne counties of Northeast Ohio, including Hospice of Wayne County, Ohio, the Orrville Chamber of Commerce, and Dunlap Memorial Hospital. Mr. Valentin is a certified public accountant licensed in the State of Ohio.

MISCOR MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

MISCOR began operations in July 2000 with the purchase of the operating assets of an electric motor and magnet shop in South Bend, Indiana. Through acquisitions and internal growth, MISCOR expanded the nature of its operations as well as its geographic presence, which now includes locations in Indiana, Alabama, Ohio, West Virginia, and California. In April 2004, MISCOR reorganized its operations into a holding company structure, forming Magnetech Integrated Services Corp. to act as the parent company. In September 2005, MISCOR changed its name from Magnetech Integrated Services Corp. to MISCOR Group, Ltd.

Between 2005 and September 2008, MISCOR made a series of acquisitions allowing it to enter into Rail Services and expand its Construction and Engineering Services and Industrial Services businesses. Following experiences in the financial crisis, MISCOR decided to reorient its growth strategy and to intensify its focus on industrial and utility services. In December 2009, MISCOR announced an overall restructuring plan, which it has completed. This plan included the divesture of MISCOR’s subsidiaries in the Rail Services and CES segments to allow for alignment of its operations with its long-term vision and its focus on industrial and utility services. As part of this restructuring, MISCOR divested (i) AMP Canada in December 2009; (ii) its CES subsidiaries, Martell Electric and Ideal, in February 2010; and (iii) AMP in March 2010. In December of 2011, MISCOR announced its intentions to no longer have HKEC, the subsidiary representing its Rail Services segment, as held for sale. While MISCOR sees HKEC as outside of its business strategy focusing on industrial and utility services, MISCOR does see significant value in HKEC and believes it would not obtain the appropriate value for this business if it were to be sold.

Following completion of the sale of the CES subsidiaries and AMP in the first quarter of 2010, MISCOR has since operated primarily in two business segments:

•

Industrial Services—Providing maintenance and repair services to several industries including electric motor repair and rebuilding; maintenance and repair of electro-mechanical components for the wind power industry; and the repairing, manufacturing, and remanufacturing of industrial lifting magnets for the steel and scrap industries. To supplement its service offerings, MISCOR also provides on-site maintenance services and custom and standardized industrial maintenance training programs.

•

Rail Services—Manufacturing and rebuilding power assemblies, engine parts, and other components related to large diesel engines, and providing locomotive maintenance, remanufacturing, and repair services for the rail industry.

MISCOR’s objective is to be a leading provider of integrated mechanical and electrical products and services to industry. To achieve that objective, MICOR intends to structure itself in order to capitalize on long-term growth opportunities in the wind power and the utility markets as well as the heavy industry market.

Recent Developments

In December 2012, MISCOR entered into a new credit agreement (the “PNC Credit Agreement”) with PNC Bank, National Association (“PNC Bank”) which established a $6.5 million line of credit note (the “Line of Credit”) and a $2.5 million term note (the “Term Note,” and, together with the Line of Credit, the “PNC Credit Facility”). The PNC Credit Facility replaced MISCOR’s previous credit facility with Wells Fargo (the “Wells Fargo Credit Facility”). Initial borrowings under the PNC Credit Facility were used to repay outstanding obligations under the Wells Fargo Credit Facility and to pay off MISCOR’s outstanding subordinated debt. MISCOR believe that the more favorable terms under the PNC Credit Facility compared to those in the Wells Fargo Credit Facility primarily reflect its improved financial and operating results and MISCOR’s enhanced liquidity, as well as more favorable conditions in the credit markets. The PNC Credit Facility allows MISCOR to significantly reduce its borrowing rates compared to the rates under the Wells Fargo Credit Facility and its subordinated debt, as well as its banking fees. The PNC Credit Agreement contains certain financial and other covenants. In the event MISCOR is unable to achieve the results required in its covenants, MISCOR may have future debt covenant violations and the lender could claim a default and demand repayment. If PNC Bank demands immediate repayment of the outstanding borrowings under the PNC Credit Facility, MISCOR does not currently have means to repay or refinance the amounts that would be due. If demanded, and if MISCOR were unable to repay or refinance the amounts due under the PNC Credit Facility, PNC Bank could exercise its contractual remedies, including foreclosing on substantially all of MISCOR’s assets, which MISCOR pledges as collateral to secure its obligations under the PNC Credit Facility.

During 2012, MISCOR continued to focus its efforts to maintain the generation of positive operating cash flow, pay off its subordinated debt and extend or refinance the Wells Fargo Credit Facility. MISCOR continues its efforts to enhance its future cash flows and to improve profitability. These improvements include efforts to collect accounts receivable at a faster rate, decrease inventory levels, improve operating margins, and negotiate extended terms with its vendors.

Financing Matters

On December 24, 2012, MISCOR executed the PNC Credit Agreement with PNC Bank, which established the Line of Credit and the Term Note. Initial borrowings under the PNC Credit Facility were used to repay outstanding obligations under the Wells Fargo Credit Facility, and to pay off MISCOR’s outstanding subordinated debt. The PNC Credit Facility enabled MISCOR to reduce its borrowing rates for its long-term debt.

The Line of Credit allows for borrowings up to the lesser of (i) $6.5 million; and (ii) an amount equal to the sum of 85% of eligible accounts receivable and 50% of eligible inventory. Additionally, the Line of Credit allows for Letter(s) of Credit in the aggregate at any time outstanding not to exceed $1.5 million. The Line of Credit bears interest at a rate per annum equal to the Daily LIBOR Rate plus the applicable “LIBOR Margin,” which is a function of the ratio of Funded Debt to Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”). From December 24, 2012 until the Funded Debt to EBITDA ratio is determined from MISCOR’s consolidated financial statements for the period ending March 31, 2013, the applicable LIBOR Margin will be 2.75%. Once the Funded Debt to EBITDA ratio is determined, the applicable LIBOR Margin and Unused Commitment Fee will be adjusted as of the first day of the second month following the end of each calendar quarter as set forth in the table below:

Funded Debt/EBITDA	LIBOR Margin	Unused Commitment Fee
Greater than or equal to 2.50:1.00	Default	Default
Greater than or equal to 1.75:1.00 and less than 2.50:1.00	2.25%	0.20%
Greater than or equal to 1.00:1.00 and less than 1.75:1.00	1.75%	0.20%
Less than 1.00:1.00	1.25%	0.20%

The expiration date of this Line of Credit is December 24, 2014.

The Term Note provided as part of the PNC Credit Facility is for the amount of $2.5 million, together with interest accruing on the outstanding principal balance from December 24, 2012. The Term Note bears interest at a rate per annum equal to the Daily LIBOR Rate plus the applicable “LIBOR Margin,” which is a function of MISCOR’s ratio of Funded Debt to EBITDA. From December 24, 2012 until the Funded Debt to EBITDA ratio is determined from MISCOR’s consolidated financial statements for the period ending March 31, 2013, the applicable LIBOR Margin will be 3.00%. Once the Funded Debt to EBITDA ratio is determined, the applicable

LIBOR Margin will be adjusted as of the first day of the second month following the end of each calendar quarter as set forth in the table below:

Funded Debt/EBITDA	LIBOR Margin
Greater than or equal to 2.50:1.00	Default
Greater than or equal to 1.75:1.00 and less than 2.50:1.00	2.50%
Greater than or equal to 1.00:1.00 and less than 1.75:1.00	2.00%
Less than 1.00:1.00	1.50%

MISCOR is obligated to make equal monthly installments of approximately $42,000, commencing on January 24, 2013, and continuing on the same day of each month thereafter. Interest shall be payable at the same time as the principal payments. Any outstanding principal and accrued interest shall be due and payable in full on December 24, 2017.

Terms of the PNC Credit Facility require MISCOR to meet two financial covenants:

1.	Maintain as of the end of each fiscal quarter, on a rolling four quarters basis, a ratio of Funded Debt to EBITDA of less than or equal to 2.50 to 1.00 at close and at December 31, 2012; and 2.25 to 1.00 at December 31, 2013 and thereafter; and

2.	Maintain as of the end of each fiscal quarter, on a rolling four quarters basis, a Fixed Charge Coverage Ratio of greater than or equal to 1.25 to 1.00.

In connection with establishing the PNC Credit Facility, MISCOR paid total closing fees of $8,000 and entered into a Security Agreement in favor of PNC Bank, which granted PNC Bank a security interest in all of MISCOR’s assets. Additionally, MISCOR’s subsidiaries Magnetech Industrial Services, Inc. (“MIS”) and HKEC each entered into both a Security Agreement (also granting PNC Bank a security interest in all their assets, including certain equipment and fixtures) and a Guaranty Agreement in favor of PNC Bank.

Initial borrowings under the Line of Credit and Term Note were used to pay off all borrowings under the Wells Fargo Credit Facility and all subordinated debt of MISCOR owed to John A. Martell, BDeWees, Inc., and XGen III, Ltd. Accordingly, on December 24, 2012, MISCOR made payments to BDeWees Inc., XGen III Ltd., and John A. Martell in the amounts of $0.763 million, $0.763 million, and $0.653 million, respectively.

Before MISCOR established the PNC Credit Facility, MISCOR’s primary lender was Wells Fargo under the Wells Fargo Credit Facility. Over the course of 2010, 2011, and 2012, MISCOR entered into a series of amendments to the Credit and Security Agreement with Wells Fargo, as well as several letter agreements with Wells Fargo. These amendments and letter agreements extended the duration of the Wells Fargo Credit Facility and allowed MISCOR to pursue certain business initiatives and manage its relationships with its subordinated creditors without breaching its agreement with Wells Fargo. Additionally, Wells Fargo agreed to adjust or waive certain covenants and restrictions. For these accommodations, MISCOR paid Wells Fargo total fees of $0.100 million in 2010 and $50,000 in 2011.

Prior Financing Transactions Involving Tontine

For a description of certain financing transactions that MISCOR has entered into with Tontine, please see “Special Factors—Relationship with Tontine—Relationship between MISCOR and Tontine” beginning on page     .

Operating Results

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues. Total revenues increased by $3.815 million, or 8.3%, to $49.702 million in 2012 from $45.887 million in 2011. This increase is comprised of a $2.661 million, or 8.7%, decrease in service revenues and a $6.476 million, or 42.5%, increase in product sales. Industrial Services revenues decreased by $1.675 million, or 5.0%, while revenues for Rail Services increased $5.490 million, or 45.6%. The decrease in the service revenues represents lower demand for these services in the market place, specifically field service. The increase in product sales is primarily related to demand for engine components produced by MISCOR’s HKEC unit.

Gross Profit. Total gross profit in 2012 was $11.870 million, or 23.9%, of total revenues compared to $9.444 million, or 20.6%, of total revenues in 2011. This represents an increase of $2.426 million, or 25.7%. This increase is comprised of a $2.039 million, or 35.4%, decrease in gross profit related to service revenues and $4.465 million, or 121.4%, increase in gross profit related to product sales. Industrial Services gross profit decreased by $142,000, or 2.1%, while gross profit for Rail Services increased $2.568 million, or 94.3%. Gross profit declined proportionally less than the revenue decline for both service revenues and Industrial Services, as MISCOR was able to improve its operational efficiencies and eliminate cost and redundant processes. However, gross profit associated with service revenues was negatively impacted by a number of large quoted jobs not achieving optimal efficiencies. Product sales gross profit increased due to price increases, volume increases, and MISCOR’s ability to eliminate costs and improve operational efficiencies.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, increased to $8.796 million in 2012 from $8.247 million in 2011. This represents an increase of $549,000, or 6.7%. Selling expenses were 5.8% of total revenues in 2012 and 5.5% of total revenues 2011. Overall, selling expenses increased $375,000, or 15%, to $2.877 million in 2012 from $2.502 million in 2011. This increase is primarily attributed to increasing the number of salesmen in Industrial Services and increased commission expense in Rail Services. Selling expenses for Industrial Services were 6.9% of Industrial Services revenues in 2012 and 5.7% of Industrial Services revenues in 2011. Selling expenses for Rail Services were 3.3% of Rail Services revenues in 2012 and 4.4% of Rail Services revenues in 2011. General and administrative expenses increased $174,000, or 3.0%, to $5.919 million in 2012 from $5.745 million in 2011. The increase in general and administrative expenses is attributed to increased consulting expenses. General and administrative expenses were 11.9% and 12.5% of total revenues for 2012 and 2011, respectively. General and administrative expenses for Industrial Services were 13.8% of Industrial Service revenues for 2012 and 13.8% of Industrial Services revenues for 2011. General and administrative expenses for Rail Services were 8.3% of Rail Services revenues for 2012 and 8.4% of Rail Services revenues for 2011.

Income from Operations. Income from operations improved $1.877 million from $1.197 million in 2011 to $3.074 million in 2012. This improvement is directly attributable to increased gross profit as a result of increased product sales. Industrial Services generated loss from operations of $71,000 in 2012. This is a decline of $179,000, or 165.7%, from income from Industrial Services of $108,000 in 2011. Rail Services generated income from operations of $3.252 million in 2012, an improvement of $2.044 million, or 169.2%, from income from operations of $1.208 million in 2011.

Interest Expense and Other Expense (Income). Interest expense decreased by $232,000, or 23.9%, to $737,000 in 2012 from $969,000 in 2011. This reduction is the result of MISCOR’s reduced level of high cost subordinated debt and the benefits of the credit facility MISCOR renegotiated with Wells Fargo in 2011. Other expense increased $450,000 to $24,000 of expense in 2012 from $426,000 of income in 2011. The increase in other expense is predominantly attributed to the recovery in various legal matters and a $100,000 non-refundable deposit which was recognized as income when a potential buyer of HKEC did not complete a transaction during 2011.

Income Tax Benefit. Prior to December 31, 2012, the amount of objectively-measured negative evidence related to cumulative losses in the most recent three-year period outweighed the available positive evidence regarding the realization of MISOCR’s deferred tax assets. By the end of 2012, cumulative taxable losses were offset by recent operating performance, which included positive results for both 2011 and 2012. The improvement in profitability has been driven by the complete refinancing of MISCOR’s debt with significant reductions in borrowing costs and improved operational performance through restructuring and cost controls. The historical factors that drive the minimal cumulative loss have reduced significantly because of the significant reduction in finance costs through the refinancing, and MISCOR’s aligned cost structure results in the more likely than not realization of certain of the deferred future tax benefits. Hence, MISCOR recorded a $1.942 million income tax benefit in 2012 for the reversal of a portion of the valuation allowance previously established against the deferred tax assets, reflecting the portion of the deferred tax assets it reasonably estimates to be realized in 2013. Due to economic uncertainty beyond the immediate future, MISCOR has not reversed the valuation allowance in excess of $1.942 million.

Net Income. Net income was $4.176 million in 2012 as compared to $654,000 in 2011. This is an increase of $3.522 million, or 538.5%. The improvement is due to the increase in income from operations, as well as the income tax benefit associated with the partial reversal of valuation allowances previously established against deferred tax assets, as described above.

Earnings Before Interest Expense, Income Taxes, Depreciation, and Amortization (“EBITDA”)

Consolidated EBITDA increased by $1.071 million from $3.644 million for the year ended December 31, 2011 to $4.715 million for the year ended December 31, 2012. The increase in Consolidated EBITDA is primarily a result of increased profitability during the year ended December 31, 2012. See “Operating Results” above for details of the increase in profitability.

	Year Ended December 31,
	(Amounts in 000s)
	2012	2011
EBITDA
Net income	$4,176	$654
Reduction:
Income Taxes	(1,863)	—
Add back:
Interest Expense	737	969
Depreciation and amortization	1,665	2,021

EBITDA(1)	$4,715	$3,644

(1)	EBITDA represents earnings before interest expense, income taxes, depreciation, and amortization. MISCOR management believes EBITDA is useful in evaluating MISOCR’s operating performance compared to that of other companies in MISOCR’s industry because the calculation of EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending and acquisitions. MISCOR management believes EBITDA is useful to investors to assist them in getting a more accurate picture of MISCOR’s results from operations.

However, EBITDA is not a recognized measurement under generally accepted accounting principles (“GAAP”) and when analyzing MISCOR’s operating performance, readers should use EBITDA in addition to, and not as an alternative for, net income as determined in accordance with GAAP. Because not all companies use identical calculations, MISCOR’s presentation of EBITDA may not be comparable to similarly titled measures of other companies. Furthermore, EBITDA is not intended to be a measure of free cash flow for MISCOR management’s discretionary use, as it does not consider certain cash requirements such as tax and debt service payments. The amounts shown for EBITDA also differ from the amounts calculated under similarly titled definitions in MISCOR’s debt instruments, which are further adjusted to reflect certain other cash and non-cash charges and are used to determine compliance with financial covenants and MISCOR’s ability to engage in certain activities, such as incurring additional debt and making certain restricted payments.

Liquidity and Capital Resources for the Years Ended December 31, 2012 and 2011

Working capital increased by $636,000, or 23.1%, from $2.750 million at December 31, 2011 to $3.386 million at December 31, 2012. Affecting working capital was a $791,000 increase in accounts receivable. Although

MISCOR’s collection efforts improved during 2012, accounts receivable increased due to higher customer sales during the fiscal year ended December 31, 2012 as compared to the fiscal year ended December 31, 2011. Accounts payable decreased by $715,000 due to decreased volume of inventory purchases. This decrease in inventory is a result of using inventory on hand, and a concerted effort to reduce the levels of inventory MISCOR carries. During the year ended December 31, 2012, MISCOR made payments of $3.982 million to subordinated debt holders.

There are no capital commitments as of December 31, 2012.

The 2012 operating income reflects increased gross profits due to improved selling prices, efficiencies, and various cost elimination measures. MISCOR is continually looking at measures to improve the production efficiencies of its services and products, as well as identifying more cost effective vendors and developing long-term relationships with vendors. Selling, general, and administrative costs increased, primarily attributed to an increase in the number of salesmen in the Industrial Services segment, increased commissions paid in Rail Services segment and various one-time consulting projects incurred during the current year.

MISCOR’s net income for the year ended December 31, 2012 of $4.176 million included $1.665 million of depreciation and amortization, as compared to its net income for the year ended December 31, 2011 of $0.654 million, which included $2.021 million of depreciation and amortization.

Net cash provided by operating activities was $2.051 million for the year ended December 31, 2012 compared to net cash provided by operating activities of $2.643 million in 2011. The decrease, year-over-year, in net cash provided by operating activities is primarily due to an increase in accounts receivable and a decrease in accounts payable.

During 2012, although, accounts receivable increased when comparing balances at December 31, 2012 to December 31, 2011, MISCOR was able to continue to reduce past due accounts receivable. MISCOR also reduced its accounts payable as it continued to pay its vendors within agreed upon terms, thus eliminating delays in receipt of necessary materials and parts, which MISCOR has experienced in the past. This improvement has allowed MISOCR to eliminate manufacturing inefficiencies and has allowed MISCOR to deliver services and products to customers on a timely basis.

During the years ended December 31, 2012 and 2011, net cash utilized by investing activities was $734,000 and $261,000, respectively. In 2012, net cash utilized consisted of $749,000 for capital expenditures, which included new equipment and leasehold improvements for the new leased facility in Huntington, West Virginia. In 2011, net cash utilized by investing activities included $279,000 for capital expenditures. Prior to the PNC Credit Facility, Wells Fargo specifically restricted MISCOR’s levels of capital spending. Under the PNC Credit Facility, there are no such specific restrictions.

During the year ended December 31, 2012, MISCOR utilized $1.317 million in financing activities, which primarily reflected $3.982 million of repayments to MISCOR’s subordinated debt holders. Additionally, MISCOR made $972,000 of repayments to Wells Fargo for the machinery and equipment term loan. Offsetting this was a new $2.500 million term loan with PNC Bank and net borrowings of $1.283 million under revolving lines of credit. During the year ended December 31, 2011, MISOCR utilized $2.382 million in financing activities, which primarily reflected $2.548 million of repayments to MISCOR’s subordinated debt holders.

As of December 31, 2012, MISCOR had $2.379 million of availability on its revolving credit facility with PNC Bank.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Total revenues attributed to continuing operations increased by $5.105 million or 12.5% to $45.887 million in 2011 from $40.782 million in 2010. This increase is comprised of a $2.360 million or 8.3% increase in service revenues and a $2.745 million or 22.0% increase in product sales. Industrial Services revenues increased by $0.781 million or 2.4%, while revenues for the Rail Services increased $3.612 million or 42.9%. The increase in the service revenues represents a concerted effort to re-establish MISCOR in the market place, as well as a general economic recovery in the markets it serves, resulting in increases in volume and selling price. The increase in product sales is primarily related to demand for engine components produced by MISCOR’s HKEC unit.

Gross Profit. Total gross profit in 2011, attributed to continuing operations, was $9.444 million or 20.6% of total revenues compared to $6.947 million or 17.0% of total revenues in 2010. This represents an increase of $2.497 million or 36.1%. This increase is comprised of a $1.323 million or 29.8% increase in service revenues and $1.174 million or 47.3% in product sales. Industrial Services gross profit increased by $1.002 million or 17.5%, while gross profit for the Rail Services increased $1.620 million or 146.7%. In all cases, service revenue and product sales gross profit increased due to MISCOR’s ability to eliminate costs and improve operational efficiencies. Included as a reduction against gross profit in 2011 is a $0.183 million charge related to 2010 depreciation on HKEC. In 2010, HKEC was “held-for-sale” and accordingly no depreciation was taken. Based on MISCOR’s decision to not sell HKEC, MISCOR was required to record depreciation for 2010 during the year ended December 31, 2011.

Selling, General and Administrative Expenses. Selling, general and administrative expenses excluding goodwill impairment in 2010, attributed to continuing operations decreased to $8.247 million in 2011 from $9.513 million in 2010. Selling expenses were 5% of total revenues in 2011 and 7% of total revenues 2010. Selling expenses for Industrial Services were 6% of Industrial Services revenues in 2011 and 7% of Industrial Services revenues in 2010. Selling expenses for Rail Services were 4% of Rail Services revenues and 6% of Rail Services revenues in 2010. General and administrative expenses decreased 13% to $5.744 million in 2011 from $6.591 million in 2010. This decrease in expenditures was accomplished through reduced staffing, reduced consulting fees, spending freezes, closure of MISCOR’s South Bend, Indiana, corporate office, and reduced bad debts. General and administrative expenses were 12% and 17% of total revenues for 2011 and 2010, respectively. General and administrative expenses for Industrial Services were 14% of Industrial Service revenues for 2011 and 15% of Industrial Services revenues for 2010. General and administrative expenses for Rail Services were 8% of Rail Services revenues in 2011 and 12% of Rail Service revenues in 2010.

Goodwill Impairment. During 2010, there was $7.831 million of goodwill impairment charges related to the Industrial Services segment. This charge represents the write down of goodwill in the amount of the excess of the previous carrying value of goodwill over the implied fair value of goodwill.

Income (Loss) from Operations. Income from operations improved $11.594 million from ($10.397 million) in 2010 to $1.197 million in 2011. This improvement is directly attributable to increased gross profit, reduced selling, general and administrative expenses, and the goodwill impairment charge during the year ended December 31, 2010. Industrial Services generated a loss from operations of $0.401 million in 2011. This is an improvement of $9.173 million from a loss from operations of $9.574 million in 2010. Rail Services generated income from operations of $1.264 million in 2011 or an improvement of $1.659 million from loss from operations of $0.395 million in 2010.

Interest Expense and Other Expense (Income). Interest expense increased in 2011 to $0.969 million from $0.902 million in 2010. Although MISCOR is carrying significantly less debt on its books and was able to renegotiate its credit facility with Wells Fargo, effectively reducing the interest rate by approximately 39%, the interest related to certain of MISCOR’s subordinated debt increased during November 2010, thus, MISCOR felt the full effects of this increase during 2011. For 2011, MISCOR reported other income of $0.426 million, compared to other expense of $0.178 million for 2010, as 2011 included the recovery in various legal matters and a $0.100 million non-refundable deposit which was recognized as income when a potential buyer of HKEC did not complete a transaction.

Income (Loss) from Continuing Operations. Net income was $0.654 million in 2011 and net loss was ($11.477 million) in 2010. The improvement is due to the increase in income from operations, as described above.

Provision for Income Taxes. MISCOR has experienced tax net operating losses in each year since it commenced operations. MISCOR is uncertain as to whether it will be able to utilize these tax losses before they expire. Accordingly, MISCOR has provided a valuation allowance for the income tax benefits associated with these net future tax benefits which primarily relates to cumulative net operating losses, until such time profitability is reasonably assured and it becomes more-likely-than-not that MISCOR will be able to utilize such tax benefits.

Loss from Discontinued Operations. For 2010, MISCOR’s CES segment and the AMP portion of its Rail Services segment have been classified as discontinued operations. Net loss from discontinued operations was $0 in 2011 versus a net loss of $0.412 million in 2010. During 2011, MISCOR did not have any discontinued operations. The loss in 2010 is due to the operating loss associated with these businesses, partially offset by realized gains of $0.314 million upon the sale of those businesses.

Net Income (Loss). Net income was $0.654 million in 2011 and net loss was ($11.889 million) in 2010. As indicated above, the improvement year over year is due to improved gross margins; reduced expenditures related to selling, general and administrative expenses; the goodwill impairment charge during 2010; and the elimination of losses related to divested businesses.

Liquidity and Capital Resources for the Years Ended December 31, 2011, and December 31, 2010

Working capital increased by $3.875 million or 344% from ($1.125 million) at December 31, 2010, to $2.750 million at December 31, 2011. Affecting working capital was a reduction in accounts receivable. MISCOR achieved this reduction, as it became more focused on collecting accounts receivable from its customers. Additionally contributing to its increase in working capital, was MISCOR’s ability to renegotiate and extend its subordinated debt agreements, pay down outstanding vendor invoices, and generate positive cash flows from operating activities. During the year ended December 31, 2011, MISCOR made payments of $1.671 million to subordinated debt holders.

The 2011 operating income reflects increased gross profits due to improved efficiencies and various cost elimination measures. MISCOR is continually looking at measures to improve the production efficiencies of its services and products, as well as identifying more cost effective vendors and developing long-term relationships with vendors. Selling, general and administrative costs declined at a significant rate due to staffing cuts, elimination of consultants, and the elimination of MISCOR’s South Bend, Indiana, corporate office.

MISCOR’s net income for the year ended December 31, 2011, of $0.654 million included $2.021 million of depreciation and amortization. During the year ended December 31, 2010, net loss included $7.831 million of goodwill write-off, $1.881 million of depreciation and amortization, $0.379 million note receivable write-off, and $0.314 million related to the gain on the disposal of discontinued operations.

Net cash provided by operating activities was $2.643 million for the year ended December 31, 2011, compared to net cash provided by operating activities of $0.347 million for the same period in 2010. This increase is primarily due to MISCOR generating income and collecting its receivables faster, offset by paying its vendors faster.

During 2011, MISCOR was able to continue to reduce past due, as well as its total accounts payable balance. Unlike previous years, with the ability to consistently pay vendors in a timely manner, MISCOR was able to obtain credit from many vendors which in the past were reluctant to provide credit. This helped eliminate delays in receipt of necessary materials and parts. This improvement has allowed MISCOR to eliminate manufacturing inefficiencies, and has allowed MISCOR the ability to deliver services and products to customers on a timely basis.

During the years ended December 31, 2011, and December 31, 2010, net cash (utilized) provided by investing activities was ($0.261 million) and $0.777 million, respectively. In 2011, net cash utilized consisted of $0.279 million for capital expenditures. In 2010, net cash provided consisted of $0.735 million realized from the divestiture of MISCOR’s CES segment, which was formerly comprised of Martell Electric and Ideal, and $0.176 million realized from the proceeds from asset sales. This was offset, partially, by capital expenditures of $0.134 million.

During the year ended December 31, 2011, MISCOR utilized $2.382 million in financing activities which primarily reflected repayment of short-term debt in the amount of $0.824 million and long-term debt of $2.548 million. The repayment of short-term and long-term debt includes $1.718 million of repayments to MISCOR’s subordinated debt holders. These repayments were offset by an increase in new borrowings in the amount of $1.072 million, through a new term loan with Wells Fargo. In 2010, MISCOR utilized $1.124 million in financing activities which primarily reflected repayment of long-term debt.

As of December 31, 2011, MISCOR had $2.439 million of outstanding borrowings and $2.100 million of availability under its revolving credit facility with Wells Fargo. Based upon current expectations, MISCOR believes MISCOR has adequate liquidity to meet its needs for the next twelve months.

As of December 31, 2011, MISCOR‘s total outstanding subordinated debt was $3.983 million.

Off-Balance Sheet Transactions

As of December 31, 2012 and 2011, MISCOR did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

MISCOR believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Principles of consolidation—The consolidated financial statements include the accounts of MISCOR and its wholly-owned subsidiaries, Magnetech Industrial Services, Inc. (“MIS”) and HKEC. All significant intercompany balances and transactions have been eliminated.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires MISCOR management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are required in accounting for inventory costing, asset valuations, costs to complete, and depreciation. Actual results could differ from those estimates.

Accounts receivable and allowance for doubtful accounts—MISCOR carries accounts receivable at sales value less an allowance for doubtful accounts. MISCOR periodically evaluates accounts receivable and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions, and the history of write-offs and collections. MISCOR evaluates items on an individual basis when determining accounts receivable write-offs. MISCOR’s policy is to not charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payment has not been received within agreed upon invoice terms.

Inventory—MISCOR values inventory at the lower of cost or market. Cost is determined by the first-in, first-out method. MISCOR periodically reviews its inventories and makes provisions as necessary for estimated obsolescence and slow-moving goods. The amount of such markdown is equal to the difference between cost of inventory and the estimated market value based upon assumptions about future demands, selling prices, and market conditions.

Other intangible assets—Other intangible assets consisting mainly of customer relationships and a technical library, were all determined to have a definite life and are amortized over the shorter of the estimated useful life or contractual life of the these assets, which range from 15 to 20 years. These intangible assets are being amortized under the straight-line method. Amortization expense for the other intangible assets was $419,000 and $430,000 for the years ended December 31, 2012 and 2011, respectively. Intangible assets with definite useful lives are periodically reviewed to determine if facts and circumstances indicate that the useful life is shorter than originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances do exist, the recoverability of intangible assets is assessed by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.

Long-lived assets—MISCOR performs reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When impairment is identified, the carrying amount of the asset is reduced to its estimated fair value. Assets to be disposed of are recorded at the lower of net book value or fair market value less cost to sell at the date management commits to a plan of disposal.

Revenue recognition—Revenue consists primarily of sales and service of industrial magnets, electric motors, electrical power distribution systems, and diesel power assemblies. Product sales revenue is recognized when products are shipped and both title and risk of loss transfer to the customer. Service revenue is recognized when all work is completed and the customer’s property is returned. For services to a customer’s property provided at MISCOR’s site, property is considered returned when the customer’s property is shipped back to the customer and risk of loss transfers to the customer. For service to a customer’s property provided at the customer’s site, property is considered returned upon completion of work. However, for service sales in which the contract price exceeds $75,000 and takes longer than 13 weeks to complete, MISCOR utilizes the percentage of completion methodology for revenue recognition.

Warranty costs—MISCOR warrants workmanship after the sale of its products and services, generally for a period of one year. An accrual for warranty costs is recorded based upon the historical level of warranty claims and MISCOR management’s estimates of future costs. Warranty expense (recovery) was $171,000 and $(69,000) for the years ended December 31, 2012 and 2011, respectively.

Income taxes – MISCOR accounts for income taxes using the asset and liabilities method. MISCOR classifies interest and penalties, if any, associated with its uncertain tax positions as a component of income tax expense. There were no interest or penalties recorded for the years ended December 31, 2012 and 2011.

In recording deferred income tax assets, MISCOR considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those deferred income tax assets would be realizable. As of December 31, 2011, MISCOR had a full valuation allowance against its net deferred tax assets. MISCOR considers the scheduled reversal of deferred income tax liabilities and projected future taxable income for this determination. For the year ended December 31, 2012, MISCOR reversed $1.942 million of the valuation allowance, reflecting the portion of the deferred tax assets that it reasonably estimates to be realized in 2013. Due to economic uncertainty beyond the immediate future, MISCOR has not reversed the valuation allowance in excess of $1.942 million. MISCOR will continue to assess the valuation allowance against deferred income tax assets considering all available information obtained in future reporting periods. If MISCOR continues to achieve profitable operations in the future, it may reverse an additional portion of the valuation allowance in an amount at least sufficient to eliminate any tax provision in that period. The valuation allowance has no impact on MISOCR’s net operating loss (“NOL”) position for tax purposes, and if MISCOR generates taxable income in future periods prior to expiration of such NOLs, it will be able to use its NOLs to offset taxes due at that time.

MISCOR is subject to audits by various taxing authorities, and those audits may result in proposed assessments where the ultimate resolution results in MISCOR owing additional taxes. MISCOR is required to establish reserves when it believes there is uncertainty with respect to certain positions and it may not succeed in realizing the tax benefit. MISCOR believes that its tax return positions are appropriate and supportable under relevant tax law. MISCOR has evaluated its tax positions for items of uncertainty and have determined that its tax positions are highly certain. MISCOR believes the estimates and assumptions used to support its evaluation of tax benefit realization are reasonable. Accordingly, no adjustments have been made to the consolidated financial statements for the years ended December 31, 2012 and 2011.

Stock based compensation—MISCOR accounts for stock based compensation in accordance with Accounting Standards Codification 718, Compensation – Stock Compensation (“ASC 718”). ASC 718 requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based upon their fair values at grant date, or the date of later modification, over the requisite service period. In addition, ASC 718 requires unrecognized cost related to options vesting after the initial adoption to be recognized in the financial statements over the remaining requisite service period.

New Accounting Standards.

MISCOR does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position, or cash flow.

PROPOSALS BEING SUBMITTED TO A VOTE AT THE IES MEETING

Proposal No. 1: APPROVAL OF THE ISSUANCE OF SHARES OF IES COMMON STOCK IN THE MERGER

At the IES Meeting, as previously described in this joint proxy statement/prospectus, IES stockholders will be asked to approve the issuance of shares of IES common stock to the shareholders of MISCOR Group, Ltd. in connection with the merger of MISCOR Group, Ltd with and into IES Subsidiary Holdings, Inc., a wholly-owned subsidiary of IES, as set forth in the Agreement and Plan of Merger, dated March 13, 2013, by and among IES, MISCOR Group, Ltd. and IES Subsidiary Holdings, Inc., a copy of which is attached as Annex A to the joint proxy statement/prospectus.

Vote Required

The affirmative vote of the holders of a majority of votes cast at the IES Meeting at which a majority of the outstanding shares of IES common stock are present in person or represented by proxy will be required for approval of IES Proposal No. 1. Abstentions and broker non-votes will not be counted either in favor of or against approval of IES Proposal No. 1.

Board Recommendation

The IES board of directors recommends that the IES stockholders vote FOR IES Proposal No. 1 to approve the issuance of shares of IES common stock in the merger.

Proposal No. 2: APPROVAL OF THE ADJOURNMENT OF THE IES MEETING

IES is asking its stockholders to vote on a proposal to adjourn the IES Meeting, if necessary or appropriate, in order to allow for the solicitation of additional proxies.

Vote Required

The affirmative vote of a majority of the votes cast on this matter is required to adjourn the IES Meeting, if necessary or appropriate, in order to allow for the solicitation of additional proxies. Abstentions and broker non-votes will not be counted either in favor of or against approval of IES Proposal No. 2.

Board Recommendation

The IES board of directors recommends a vote FOR IES Proposal No. 2 to approve the adjournment of the IES Meeting, if necessary or appropriate, to solicit additional proxies. Proxies will be voted FOR adjournment unless a stockholder gives other instructions on the proxy card.

PROPOSALS BEING SUBMITTED TO A VOTE AT THE MISCOR MEETING

Proposal No. 1: ADOPTION OF THE MERGER AGREEMENT

At the MISCOR Meeting, as previously described in this joint proxy statement/prospectus, MISCOR shareholders will be asked to adopt the Agreement and Plan of Merger, dated as of March 13, 2013, by and among Integrated Electrical Services, Inc., MISCOR Group, Ltd. and IES Subsidiary Holdings, Inc. a copy of which is attached as Annex A to the joint proxy statement/prospectus, pursuant to which MISCOR Group, Ltd. will merge with and into IES Subsidiary Holdings, Inc., a wholly-owned subsidiary of IES.

Vote Required

A majority of the outstanding shares of MISCOR common stock entitled to vote must be cast in favor of MISCOR Proposal No. 1 for it to be approved. Abstentions and broker non-votes will have the same effect as a vote against the MISCOR Proposal No. 1.

Board Recommendation

The MISCOR board of directors unanimously recommends that the MISCOR shareholders vote FOR MISCOR Proposal No. 1 to adopt the merger agreement.

Proposal No. 2: APPROVAL OF THE ADJOURNMENT OF THE MISCOR MEETING

MISCOR is asking its shareholders to vote on a proposal to adjourn the MISCOR Meeting, if necessary or appropriate, in order to allow for the solicitation of additional proxies.

Vote Required

The affirmative vote of a majority of the votes cast on this matter is required to adjourn the MISCOR Meeting, if necessary or appropriate, in order to allow for the solicitation of additional proxies. Abstentions and broker non-votes will not be counted either in favor of or against approval of MISCOR Proposal No. 2.

Board Recommendation

The MISCOR board of directors unanimously recommends a vote FOR MISCOR Proposal No. 2 to approve the adjournment of the MISCOR Meeting, if necessary or appropriate, to solicit additional proxies. Proxies will be voted FOR adjournment unless a shareholder gives other instructions on the proxy card.

MERGER FEES AND EXPENSES

Set forth below are the estimated fees and expenses incurred or expected to be incurred by IES, MISCOR and Merger Sub in connection with the merger. With the exception of the filing fees, the amounts set forth below are estimates.

Financial Advisor Fees and Expenses	$536,500
Legal Fees	884,000
Accounting Fees	295,000
Solicitation, Printing and Mailing Costs	250,000
Filing Fees	2,281
Exchange Agent Fees	10,000
Miscellaneous	20,000

Total	$1,997,781

LEGAL MATTERS

The validity of the shares of IES common stock to be issued in the merger will be passed upon for IES by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of IES appearing in IES’ Annual Report (Form 10-K) for the year ended September 30, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of MISCOR Group, Ltd. and its subsidiaries as of December 31, 2012 and 2011 and for the years then ended incorporated by reference in this joint proxy statement/prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

IES and MISCOR each file reports and other information with the SEC. IES and MISCOR shareholders may read and copy these reports, statements or other information filed by either IES or MISCOR at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC filings of IES and MISCOR are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. IES stockholders and MISCOR shareholders also may obtain certain of these documents at IES’ website, www.ies-corporate.com and at MISCOR’s website, www.miscor.com. Information contained on the IES and MISCOR websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

IES has filed a registration statement on Form S-4 to register with the SEC the shares of IES common stock to be issued to MISCOR shareholders in the merger. This joint proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of IES, as well as a proxy statement of IES and MISCOR for their respective meetings. As allowed by SEC rules, this joint proxy statement/prospectus, which is part of the registration statement, does not contain all the information IES and MISCOR shareholders can find in the registration statement or the exhibits to the registration statement. For further information about IES or MISCOR, please refer to the registration statement including the exhibits.

The SEC allows IES and MISCOR to “incorporate by reference” information into this joint proxy statement/prospectus. This means that IES and MISCOR can disclose important information to IES and MISCOR shareholders by referring them to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that IES and MISCOR have previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). They contain important information about IES and MISCOR and the financial condition of each company.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

IES Filings (File No. 001-13783)

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2012 (filed with the SEC on December 14, 2012);

•	Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2012 (filed with the SEC on February 14, 2013);

•	Current Reports on Form 8-K filed with the SEC on October 4, 2012, October 10, 2012, January 28, 2013, February 6, 2013, February 19, 2013 and March 13, 2013;

•	Definitive Proxy Statement on Schedule 14A (filed with the SEC on December 28, 2012); and

•

the descriptions of IES common stock and the preferred share purchase rights that trade with IES common stock set forth in IES’ registration statements pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions.

MISCOR Filings (File No. 001-52380)

•	Annual Report on Form 10-K for the year ended December 31, 2012 (filed with the SEC on March 15, 2013) and Amendment No. 1 to such Annual Report on Form 10-K (filed with the SEC on April 19, 2013);

•	Current Reports on Form 8-K filed on March 13, 2013 and April 22, 2013; and

•

the description of MISCOR common stock set forth in MISCOR’s registration statement pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

IES and MISCOR also incorporate by reference the following Annexes attached to this joint proxy statement/prospectus:

•	the merger agreement attached as Annex A;

•	the opinion of Stifel attached as Annex B;

•	the opinion of Western Reserve attached hereto as Annex C; and

•	Section 23-1-44 et seq. of the Indiana Business Corporation Law attached hereto as Annex D.

IES has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to IES and Merger Sub, and MISCOR has supplied all information contained in this joint proxy statement/prospectus relating to MISCOR.

Documents incorporated by reference are available to IES stockholders and MISCOR shareholders without charge upon written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. IES stockholders and MISCOR shareholders can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:

Integrated Electrical Services, Inc. 5433 Westheimer Road, Suite 500 Houston, Texas 77056 Attention: Investor Relations Telephone number: (713) 860-1500 http://www.ies-corporate.com	MISCOR Group, Ltd. 800 Nave Road, SE Massillon, Ohio 44646 Attention: Investor Relations Telephone number: (330) 830-3500 http://www.miscor.com

In order for IES stockholders and MISCOR shareholders to receive timely delivery of the documents in advance of the MISCOR Meeting, IES or MISCOR, as applicable, should receive requests for documents no later than             , 2013.

IES and MISCOR have not authorized anyone to give any information or make any representation about the merger or their companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined statements of income for the three months ended December 31, 2012 and for the year ended September 30, 2012 combines the historical consolidated statements of income of Integrated Electrical Services, Inc. (“IES”), MISCOR Group Ltd. (“MISCOR”) and Lonestar Renewable Technologies Corp (“Acro”), giving effect to the Transactions (as defined herein) as if they had occurred on October 1, 2011. The unaudited pro forma condensed combined balance sheet as of December 31, 2012 combines the historical consolidated balance sheets of IES, MISCOR and Acro, giving effect to the Transactions as if they had occurred on December 31, 2012. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to events that are (1) directly attributable to the Transactions, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the:

•

Separate historical financial statements of IES for the year ended September 30, 2012 and the related notes included in IES’s Annual Report on Form 10-K for the year ended September 30, 2012, which are incorporated by reference into this joint proxy statement/prospectus;

•

Separate historical financial statements of MISCOR for the period ended September 30, 2012 and the related notes included in MISCOR’s Quarterly Report on Form 10-Q for the period ended September 30, 2012, which are incorporated by reference in this joint proxy statement/prospectus;

•

Separate historical financial statements of IES as of and for the period ended December 31, 2012 and the related notes included in IES’s Quarterly Report on Form 10-Q for the period ended December 31, 2012, which are incorporated by reference in this joint proxy statement/prospectus;

•

Separate historical financial statements of MISCOR as of and for the year ended December 31, 2012 and the related notes included in MISCOR’s Annual Report on Form 10-K for the year ended December 31, 2012, which are incorporated by reference into this joint proxy statement/prospectus; and

•

Separate historical financial statements of Acro as of and for the year ended December 31, 2012 and the related notes, which are attached as an annex to these unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined balance sheet is presented on a combined basis and the unaudited pro forma condensed combined statements of operations are presented on a standalone and combined basis.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The unaudited pro forma condensed combined information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles, and the applicable regulations of the SEC. All material transactions between IES and Acro during the periods presented in the unaudited pro forma condensed combined financial statements have been eliminated. There were no transactions between IES and MISCOR for elimination purposes. IES has been treated as the acquirer in the Transactions for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing this unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger, the costs to integrate the operations of IES, MISCOR and Acro, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2012

(In thousands)

	IES	MISCOR	Acro	Pro Forma Adjustments (Note 5)		Pro Forma Combined
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$20,873	$—	$6	$(6	)(a)	$19,279
				(828	)(Note 3)
				10,000	(e)
				(10,766	)(Note 3)
Restricted cash	7,564	—	—	—		7,564
Accounts receivable:
Trade	73,478	6,526	593	(2,263	)(Note 3)	78,334
Retainage	19,015	—	—	—		19,015
Inventories	13,034	5,767		—		18,801
Costs and estimated earnings in excess of billings on uncompleted contracts	8,031	—	—	—		8,031
Assets held for sale	1,110	—	—	—		1,110
Prepaid expenses and other current assets	6,365	922	384	(384	)(a)	6,245
				(1,042	)(Note 3)

Total current assets	149,470	13,215	983	(5,289)		158,379

LONG-TERM RECEIVABLE, net	213	—	—	—		213
PROPERTY AND EQUIPMENT, net	6,018	4,935	39	1,729	(d)	12,721
GOODWILL	4,446	—	—	10,105	(Note 4)	14,551
OTHER NON-CURRENT ASSETS, net	5,011	8,295	14	(14	)(a)	11,461
				890	(c)
				(2,686	)(c)
				(149	)(Note 4)
				100	(e)

Total assets	$165,158	$26,445	$1,036	$4,686		$197,325

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$9,554	$5,200	$7,334	$(7,334	)(a)	$12,054
				(5,200	)(a)
				2,500	(e)
Accounts payable and accrued expenses	69,085	4,629	7,652	(4,783	)(a)	77,849
				(2,263	)(b)
				660	(c)
				665	(Note 3)
				100	(e)
				2,104	(g)
Billings in excess of costs and estimated earnings on uncompleted contracts	22,930	—	—	—		22,930

Total current liabilities	101,569	9,829	14,986	(13,551)		112,833

LONG-TERM DEBT	2,917	2,029	—	7,500	(e)	10,417
				(2,029	)(a)
LONG-TERM DEFERRED TAX LIABILITY	285	—	—	2,273	(Note 4)	2,558
OTHER NON-CURRENT LIABILITIES	6,575	—	—	—		6,575

Total liabilities	111,346	11,858	14,986	(5,807)		132,383

STOCKHOLDERS’ EQUITY:
Preferred stock	—	—	—	—		—
Common stock	154	59,346	5,951	(5,951	)(a)	176
				(59,346	)(a)
				22	(Note 3)
Treasury stock, at cost	(3,297)	(74)	—	74	(a)	(3,297)
Additional paid-in capital	162,767	—	1,720	(1,720	)(a)	175,979
				13,212	(Note 3)
Retained deficit	(105,812)	(44,685)	(21,621)	(2,104	)(g)	(107,916)
				66,306	(a)

Total stockholders’ equity	53,812	14,587	(13,950)	10,493		64,942

Total liabilities and stockholders’ equity	$165,158	$26,445	$1,036	$4,686		$197,325

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

MISCOR Acquisition

For the three months ended December 31, 2012

(In thousands, except share and per share amounts)

	IES	MISCOR	Pro Forma Adjustments (Note 5)		Pro Forma Combined
Revenues	$127,264	$12,140	$—		$139,404
Cost of services	109,284	9,786	(287	)(d)	118,987
			204	(d)

Gross profit	17,980	2,354	83		20,417
Selling, general and administrative expenses	14,922	2,167	(148	)(c)	17,008
			87	(c)
			(43	)(d)
			23	(d)
Gain on sale of assets	(19)	—	—		(19)

Income (loss) from operations	3,077	187	164		3,428

Interest and other (income) expense
Interest expense	607	181	(181	)(e)	739
			132	(e)
Interest income	(12)	—	—		(12)
Other (income) expense, net	1,734	12	—		1,746

Interest and other expense, net	2,329	193	(49)		2,473

(Loss) Income from operations before income taxes	748	(6)	213		955
Provision (benefit) for income taxes	115	(1,863)	1,894	(f)	146

Net (loss) income from continuing operations	$633	$1,857	$(1,681)		$809

Earnings (loss) per share from continuing operations
Basic	$0.04				$0.05
Diluted	$0.04				$0.05
Shares used in the computation of earnings (loss) per share
Basic	14,801,903		2,209,432	(Note 3)	17,011,335
Diluted	14,919,189		2,209,432	(Note 3)	17,128,621

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the three months ended December 31, 2012

Acro Acquisition

(In thousands, except share and per share amounts)

	IES	Acro	Pro Forma Adjustments (Note 5)		Pro Forma Combined
Revenues	$127,264	$3,399	$(516	)(b)	$130,147
Cost of services	109,284	2,401	(516	)(b)	111,169

Gross profit	17,980	998	—		18,978
Selling, general and administrative expenses	14,922	2,342	37	(c)	16,893
			(408	)(h)
Gain on sale of assets	(19)	—	—		(19)

Income (loss) from operations	3,077	(1,344)	371		2,104

Interest and other (income) expense
Interest expense	607	686	(686	)(e)	607
Interest income	(12)	—	—		(12)
Other (income) expense, net	1,734	797	—		2,531

Interest and other expense, net	2,329	1,483	(686)		3,126

(Loss) Income from operations before income taxes	748	(2,827)	1,057		(1,022)
Provision (benefit) for income taxes	115	—	(271	)(f)	(156)

Net (loss) income from continuing operations	$633	$(2,827)	$1,328		$(866)

Earnings (loss) per share from continuing operations
Basic	$0.04				$(0.06)
Diluted	$0.04				$(0.06)
Shares used in the computation of earnings (loss) per share
Basic	14,801,903				14,801,903
Diluted	14,919,189				14,801,903 (i)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the three months ended December 31, 2012

Combined

(In thousands, except share and per share amounts)

	IES	MISCOR	Acro	Pro Forma Adjustments (Note 5)		Pro Forma Combined
Revenues	$127,264	$12,140	$3,399	$ (516	)(b)	$142,287
Cost of services	109,284	9,786	2,401	(516	)(b)	120,872
				(287	)(d)
				204	(d)

Gross profit	17,980	2,354	998	83		21,415
Selling, general and administrative expenses	14,922	2,167	2,342	(148	)(c)	18,979
				124	(c)
				(43	)(d)
				23	(d)
				(408	)(h)
Gain on sale of assets	(19)	—	—	—		(19)

Income (loss) from operations	3,077	187	(1,344)	535		2,455

Interest and other (income) expense
Interest expense	607	181	686	(867	)(e)	739
				132	(e)
Interest income	(12)	—	—	—		(12)
Other (income) expense, net	1,734	12	797	—		2,543

Interest and other expense, net	2,329	193	1,483	(735)		3,270

(Loss) Income from operations before income taxes	748	(6)	(2,827)	1,270		(815)
Provision (benefit) for income taxes	115	(1,863)	—	1,623	(f)	(125)

Net (loss) income from continuing operations	$633	$1,857	$(2,827)	$(353)		$(690)

Earnings (loss) per share from continuing operations
Basic	$0.04					$(0.04)
Diluted	$0.04					$(0.04)
Shares used in the computation of earnings (loss) per share
Basic	14,801,903			2,209,432	(Note 3)	17,011,335
Diluted	14,919,189			2,209,432	(Note 3)	17,011,335 (i)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended September 30, 2012

MISCOR Acquisition

(In thousands, except share and per share amounts)

	IES	MISCOR	Pro Forma Adjustments (Note 5)		Pro Forma Combined
Revenues	$456,115	$48,983	$—		$505,098
Cost of services	398,063	37,495	(1,449	)(d)	434,924
			815	(d)

Gross profit	58,052	11,488	634		70,174
Selling, general and administrative expenses	58,609	8,963	(422	)(c)	67,442
			349	(c)
			(150	)(d)
			93	(d)
Gain on sale of assets	(168)	—	—		(168)

Income (loss) from operations	(389)	2,525	764		2,900

Interest and other (income) expense
Interest expense	2,324	787	(787	)(e)	2,852
			528	(e)
Interest (income)	(34)		—		(34)
Other (income), net	(62)	(162)	—		(224)

Interest and other expense (income), net	2,228	625	(259)		2,594

Income (loss) from operations before income taxes	(2,617)	1,900	1,023		306
Provision (benefit) for income taxes	38	—	—	(f)	38

Net (loss) income from continuing operations	$(2,655)	$1,900	$1,023		$268

Earnings (loss) per share from continuing operations
Basic	$(0.18)				$0.02
Diluted	$(0.18)				$0.02
Shares used in the computation of earnings (loss) per share
Basic	14,625,776		2,209,432	(Note 3)	16,835,208
Diluted	14,625,776		2,209,432	(Note 3)	16,957,083 (i)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended September 30, 2012

Acro Acquisition

(In thousands, except share and per share amounts)

	IES	Acro	Pro Forma Adjustments (Note 5)		Pro Forma Combined
Revenues	$456,115	$14,824	$(8,596	)(b)	$462,343
Cost of services	398,063	10,019	(8,596	)(b)	399,486

Gross profit	58,052	4,805	—		62,857
Selling, general and administrative expenses	58,609	8,462	147	(c)	65,807
			(1,411	)(h)
Gain on sale of assets	(168)	1,297	—		1,129

Income (loss) from operations	(389)	(4,954)	1,264		(4,079)

Interest and other (income) expense
Interest expense	2,324	400	(400	)(e)	2,324
Interest (income)	(34)	(126)	—		(160)
Other (income), net	(62)	(524)	—		(586)

Interest and other expense (income), net	2,228	(250)	(400)		1,578

Income (loss) from operations before income taxes	(2,617)	(4,704)	1,664		(5,657)
Provision (benefit) for income taxes	38	1	—	(f)	39

Net (loss) income from continuing operations	$(2,655)	$(4,705)	$1,664		$(5,696)

Earnings (loss) per share from continuing operations
Basic	$(0.18)				$(0.39)
Diluted	$(0.18)				$(0.39)
Shares used in the computation of earnings (loss) per share
Basic	14,625,776				14,625,776
Diluted	14,625,776				14,625,776

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INTEGRATED ELECTRICAL SERVICES, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended September 30, 2012

Combined

(In thousands, except share and per share amounts)

	IES	MISCOR	Acro	Pro Forma Adjustments (Note 5)		Pro Forma Combined
Revenues	$456,115	$48,983	$14,824	$ (8,596	)(b)	$511,326
Cost of services	398,063	37,495	10,019	(8,596	)(b)	436,347
				(1,449	)(d)
				815	(d)

Gross profit	58,052	11,488	4,805	634		74,979
Selling, general and administrative expenses	58,609	8,963	8,462	(422	)(c)	74,640
				496	(c)
				(150	)(d)
				93	(d)
				(1,411	)(h)
Gain on sale of assets	(168)	—	1,297	—		1,129

Income (loss) from operations	(389)	2,525	(4,954)	2,028		(790)

Interest and other (income) expense
Interest expense	2,324	787	400	(1,187	)(e)	2,852
				528	(e)
Interest (income)	(34)		(126)	—		(160)
Other (income), net	(62)	(162)	(524)	—		(748)

Interest and other expense (income), net	2,228	625	(250)	(659)		1,944

Income (loss) from operations before income taxes	(2,617)	1,900	(4,704)	2,687		(2,734)
Provision (benefit) for income taxes	38	—	1	—	(f)	39

Net (loss) income from continuing operations	$(2,655)	$1,900	$(4,705)	$2,687		$(2,773)

Earnings (loss) per share from continuing operations
Basic	$(0.18)					$(0.16)
Diluted	$(0.18)					$(0.16)
Shares used in the computation of earnings (loss) per share
Basic	14,625,776			2,209,432	(Note 3)	16,835,208
Diluted	14,625,776			2,209,432	(Note 3)	16,835,208

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INTEGRATED ELECTRICAL SERVICES, INC.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(All Dollar Amounts in Thousands Except Per Share Amounts)

Note 1: Description of Transactions

MISCOR

On March 13, 2013, IES and MISCOR entered into a definitive merger agreement pursuant to which, subject to the terms and conditions set forth in the agreement and discussed below, MISCOR will merge with and into IES Subsidiary Holdings, Inc., a wholly-owned subsidiary of IES (“Merger Sub”), with Merger Sub surviving the merger as a wholly-owned subsidiary of IES. At the effective time of the merger, all outstanding MISCOR options, warrants and restricted stock will immediately vest into MISCOR common stock, and IES will issue, subject to the terms of the merger agreement, at the election of each MISCOR shareholder, shares of IES common stock or cash for each share of MISCOR common stock issued and outstanding, subject to the Maximum Cash Amount (as described in Note 3 to these unaudited pro forma condensed combined financial statements). At the time of this filing, it is expected by IES management that MISCOR shareholders holding approximately 75% of MISCOR’s issued and outstanding common stock (as of the Merger Consideration Determination Date, as defined below) will elect to receive shares of IES common stock in the merger and that MISCOR shareholders holding approximately 25% of MISCOR’s issued and outstanding common stock (as of such date) will elect to receive cash consideration.

Based on the assumptions described in Note 3 to these unaudited pro forma condensed combined financial statements, which assumptions will not be definitively determined until the fifteenth business day prior to the closing date of the merger (the “Merger Consideration Determination Date”), each MISCOR shareholder will have the right to receive, subject to the terms of the merger agreement, at his or her election, either $1.50 in cash or 0.250 shares of IES common stock for each share of MISCOR common stock issued and outstanding, subject to the sensitivity assumptions set forth herein. See Note 3 to these unaudited pro forma condensed combined financial statements for further discussion of these assumptions and a sensitivity analysis related to the potential consideration that may be received by MISCOR shareholders.

Acro

On February 15, 2013, IES Renewable Energy, LLC (“IES Renewable”), an indirect wholly-owned subsidiary of IES, entered into an asset purchase agreement with Acro pursuant to which IES purchased certain assets and liabilities of Acro in exchange for IES’ release of certain accounts receivable from Acro, plus an amount of additional purchase consideration paid in cash and contingent consideration based on future revenue targets for one year following the closing date of the transaction.

Both the MISCOR and Acro transactions are significant and, as such, are presented separately in the unaudited pro forma condensed combined financial statements. The combination of the MISCOR and Acro transactions is referred to as “the Transactions” in the notes to these unaudited pro forma condensed combined financial statements.

Note 2: Basis of Presentation

The Transactions are reflected in the unaudited pro forma condensed combined financial statements as being accounted for under the acquisition method of accounting. Under the acquisition method, the total estimated purchase price for the MISCOR transaction as described in Note 3 will be measured at the closing date of the MISCOR transaction using the market price of IES common stock at that time. Therefore, this may result in a per-share equity value that is different from that assumed for purposes of preparing these unaudited pro forma condensed combined financial statements. The assets and liabilities of MISCOR and Acro have been measured at fair value based on various preliminary estimates using assumptions that IES management believes are reasonable utilizing information currently available. Use of different estimates and judgments could yield materially different results. There are limitations on the type of information that can be exchanged between MISCOR and IES at this time. Until the MISCOR and Acro acquisitions are complete, IES will not have complete access to all relevant information.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows. The excess of the estimated purchase consideration over the estimated amounts of identifiable assets and liabilities of MISCOR and Acro as of the effective date of the acquisitions have been allocated to Goodwill. The purchase price allocation is subject to finalization of IES’s analysis of the fair value of the assets and liabilities of MISCOR and Acro as of the effective dates of the Transactions. Accordingly, the purchase price allocation in the unaudited pro forma condensed combined financial statements is preliminary and will be adjusted upon completion of the final valuations. Such adjustments could be material.

In accordance with the SEC’s rules and regulations, the unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Transactions or the costs to integrate the operations of IES, MISCOR and Acro or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

IES is performing a detailed review of MISCOR and Acro’s accounting policies. As a result of those reviews, IES may identify differences between the accounting policies of the three companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company.

Certain reclassifications have been made to the historical presentation of MISCOR and Acro to conform to the presentation used in the unaudited pro forma condensed combined financial statements. Upon consummation of the MISCOR transaction, further review of MISCOR’s financial statements may result in additional revisions to MISCOR’s classifications to conform to IES’s presentation.

Note 3: Estimate of Consideration Expected to be Transferred

MISCOR

The following is a preliminary estimate of the consideration expected to be transferred to effect the acquisition of MISCOR. One of the variables incorporated in the unaudited pro forma financial statements for the MISCOR transaction is the assumption of IES management that MISCOR shareholders holding approximately 75% of MISCOR’s issued and outstanding common stock (as of the Merger Consideration Determination Date) will elect to receive shares of IES common stock in the merger and that MISCOR shareholders holding approximately 25% of MISCOR’s issued and outstanding common stock (as of such date) will elect to receive cash consideration. This is IES management’s best estimate at this time which is used in the pro forma financial statements. Pursuant to the merger agreement, the aggregate cash consideration to be paid in connection with the merger shall not exceed a threshold (the “Maximum Cash Amount”) equal to the product obtained by multiplying (x) the per share cash consideration by (y) 50% of the number of shares of MISCOR common stock outstanding immediately prior to the effective time of the merger. The table below shows the sensitivity of using the floor, which assumes a 50% split between cash consideration and stock consideration, and the ceiling, which assumes 100% stock consideration.

	Sensitivity Assumptions:
	50% Stock 50% Cash	75% Stock 25% Cash		100% Stock
Total estimate of consideration expected to be transferred(b)(e)	$24,000	$24,000		$24,000
Less: MISCOR debt balance at April 19, 2013(b)(g)	$6,354	$6,354	(f)	$6,354

Equals: Estimate of consideration after MISCOR debt balance	$17,646	$17,646		$17,646
Allocation to: Estimated cash consideration(b)	$8,823	$4,412	(f)	$—
Allocation to: IES common stock equity consideration(b)(e)	$8,823	$13,234	(h)	$17,646
Number of MISCOR common shares outstanding as of April 19, 2013	11,662,987	11,662,987		11,662,987
Plus: Number of MISCOR restricted stock outstanding as of April 19, 2013	22,000	22,000		22,000
Plus: Number of MISCOR stock options outstanding as of April 19, 2013	82,000	82,000		82,000
Plus: Number of MISCOR warrants outstanding as of April 19, 2013	8,079	8,079		8,079

Equals: Total MISCOR equity units as of April 19, 2013(a)	11,775,066	11,775,066		11,775,066
MISCOR equity units electing to receive stock consideration(b)	5,887,533	8,831,300		11,775,066
Estimated cash consideration per share(i)	$1.50	$1.50		$1.50
IES common stock share price on April 19, 2013(b)(d)	$5.99	$5.99		$5.99
IES shares expected to be issued as stock consideration(b)	1,472,955	2,209,432		2,945,910
Estimated exchange ratio(b)(c)	0.250	0.250		0.250
Pro forma earnings per share for the year ended September 30, 2012—MISCOR only	$0.02	$0.02		$0.02
Pro forma earnings per share for the period ended December 31, 2012—MISCOR only	$0.05	$0.05		$0.05

Acro

The following is a summary of the consideration transferred to effect the acquisition of Acro. The estimate of consideration to be transferred for the Acro acquisition approximates the fair value of Acro.

IES accounts receivable from Acro as of December 31, 2012	$2,263
Plus: IES receivables recorded in connection with transactions between December 31, 2012 to February 15, 2013	1,042
Plus: Additional cash purchase consideration	828
Plus: Fair value of contingent consideration	665

Equals: Total estimate of consideration expected to be transferred	$4,798

(a)	Assumes for purposes of these unaudited pro forma condensed combined financial statements that the total number of MISCOR equity units outstanding as of April 19, 2013 is reflective of the total number of MISCOR equity units that will be outstanding as of the Merger Consideration Determination Date.
(b)	Actual amounts may vary from these estimates based on, among other factors, (i) the number of MISCOR equity units for which cash consideration is elected and the number of MISCOR equity units for which stock consideration is elected, (ii) the volume-weighted average of the sale prices per share of IES common stock for the 60 consecutive trading days ending on the Merger Consideration Determination Date (the “IES Common Stock Value”), (iii) if the IES Common Stock Value is greater than $6.036 per share or less than $4.024 per share (the “VWAP Collar”) on the Consideration Determination Date, (iv) the market price of IES common stock on the closing date, and (v) fluctuations in MISCOR’s Net Debt prior to the Merger Consideration Determination Date. See sensitivity disclosures below.
(c)	Estimated exchange ratio equal to (x) the estimated cash consideration of $1.50 per share (see footnote (i) below), divided by (y) the closing price of IES common stock, as reported on the NASDAQ Global Market System on April 19, 2013 (see footnote (d) below).
(d)	Assumes for purposes of these unaudited pro forma condensed combined financial statements that the closing price of IES common stock, as reported on the NASDAQ Global Market System on April 19, 2013, of $5.99 per share may better reflect the anticipated VWAP of IES common stock for the 60-day period ending on the Merger Consideration Determination Date than the VWAP of IES common stock for the 60-day period ending on April 19, 2013 of $5.5974. Keeping all other factors unchanged, using the VWAP of IES common stock for the 60-day period ended on April 19, 2013, in lieu of the market price of IES’ common stock at April 19, 2013, in the calculation of estimated consideration set forth in the table above would result in an increase in consideration of approximately $930, which would be recorded as an increase to Goodwill in the unaudited pro forma condensed combined balance sheet.
(e)	The estimated consideration expected to be transferred related to the MISCOR acquisition reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the transaction is completed. The fair value of the shares of IES common stock to be issued as part of the consideration transferred is required to be measured on the closing date of the transaction at the then-current market price of IES common stock. This requirement will likely result in a per-share equity component different from what has been assumed in these unaudited pro forma condensed combined financial statements and that difference may be material.

A $1.00 decrease in the closing price per share for IES common stock, as reported on the NASDAQ Global Market system on April 19, 2013 (see footnote (d) above), would not impact the overall consideration of $24,000 because a market price of $4.99 per share would be within the VWAP Collar. However, a $1.00 decrease would increase the number of IES shares issued to replace outstanding MISCOR equity units at the closing date of the merger by approximately 400,000 shares. A $1.00 increase in the closing price per share for IES common stock, as reported on the NASDAQ Global Market system on April 19, 2013 (see footnote (d) above), would increase the overall consideration and Goodwill by approximately $2,000 because a market price of $6.99 per share would be outside of the VWAP Collar. The total consideration for the MISCOR acquisition may be higher or lower than $24,000 as a result of the fluctuations in the factors described in footnote (b) above, including, specifically, if the IES Common Stock Value is outside of the VWAP Collar. Given that this information is not yet available to IES, these unaudited pro forma condensed combined financial statements assume that total consideration will be $24,000.

(f)	Cash adjustment in unaudited pro forma condensed combined balance sheet is $10,766.
(g)	Assumes for purposes of these unaudited pro forma condensed combined financial statements that MISCOR’s total debt outstanding at April 19, 2013 of $6,354 may better reflect MISCOR’s anticipated Net Debt as of the Merger Consideration Determination Date than MISCOR’s Net Debt for the 30-day period ended as of April 19, 2013 of $6,613. Net Debt, as defined in the merger agreement, is a 30-day average of the sum of MISCOR’s funded debt and other debt, not including ordinary trade payables. Keeping all other factors unchanged, using MISCOR’s Net Debt for the 30-day period ended April 19, 2013, in lieu of MISCOR’s total debt outstanding as of April 19, 2013, in the calculation of estimated consideration set forth in the table above would result in a reduction in consideration of approximately $210, which would be recorded as a reduction to Goodwill in the unaudited pro forma condensed combined balance sheet.
(h)	Allocation on the unaudited pro forma condensed combined balance sheet between Common Stock and APIC is $22 and $13,212, respectively, based on par value of $0.01.
(i)	Estimated cash consideration per share equal to (x) the difference between $24,000 and MISCOR’s debt balance as of April 19, 2013 (see footnote (g) above) divided by (y) the number of MISCOR equity units outstanding as of April 19, 2013 (see footnote (a) above).

Note 4: Preliminary Purchase Price Allocation

The following is a preliminary estimate of the assets acquired and liabilities assumed by IES in the Transactions, reconciled to the estimate of consideration expected to be transferred:

	MISCOR	Acro
Estimate of consideration expected to be transferred (see Note 3)	$24,000	$4,798

Book value of net assets (liabilities) acquired at December 31, 2012	$14,587	$(13,950)
Plus: Adjustments for assets, liabilities and debt as of December 31, 2012 not acquired	—	13,976
Plus: Debt at December 31, 2012 repaid in connection with the transaction	7,229	—

Equals: Adjusted book value of net assets acquired	21,816	26

Fair value and deferred tax adjustments to (see Note 5):
Intangible assets(c)	(2,686)	890
Fixed assets(d)	1,729	—
Deferred tax assets(f)	(149)	—
Deferred tax liabilities(f)	(2,273)	—
Unfavorable leases(c)	(660)	—
Goodwill(1)	6,223	3,882

Total fair value and deferred tax adjustments	2,184	4,772

Fair value of net assets acquired	$24,000	$4,798

(1)	Combined goodwill is $10,105

Note 5: Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements

(a) Assets and Liabilities Not Acquired: Based on the terms of the Acro asset purchase agreement, certain assets and liabilities were acquired and certain were retained by the seller groups. The unaudited pro forma condensed combined financial statements have been adjusted to remove such assets and liabilities not acquired from Acro as well as historical MISCOR and Acro equity at the respective historical carrying values.

(b) Intercompany Eliminations: Reflects the elimination of accounts receivable, accounts payable, revenue and cost of revenue in connection with historical services provided by IES to Acro and related Acro cost of such revenue for these services as if the entities were combined as of December 31, 2012 for the unaudited pro forma condensed combined balance sheet and October 1, 2011 for the unaudited pro forma condensed combined statements of operations. There were no related transactions between IES and MISCOR for elimination purposes.

(c) Intangible Assets: The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows either through the use of the relief-from-royalty method or the multi-period excess earnings method. Some of the more significant assumptions inherent in the development of intangible asset values include: the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows, and the assessment of the asset’s life cycle, as well as other factors. However, for purposes of these unaudited pro forma condensed combined financial statements, using certain high-level assumptions, the fair value of the identifiable intangible assets, the related amortization expense and their weighted-average useful lives have been estimated as follows (in thousands):

					Amortization Expense
	Carrying Value	Estimated Fair Value	Step Up (Down)	Weighted Average Estimated Useful Life	Year Ended September 31, 2012		Three Months Ended December 31, 2012
Acro
Backlog	$—	$350	$350	5 Months	$—	(1)	$—	(1)
Covenant not-to-compete	—	140	140	3 Years	47		12
Developed technology	—	400	400	4 Years	100		25

Total Acro	—	890	890		147		37
MISCOR
Trademarks	—	1,200	1,200	Indefinite	—		—
Technical library	522	400	(122)	20 Years	20		5
Customer relationships	5,764	2,000	(3,764)	4.37 Years	458		114
Unfavorable leases	—	(660)	(660)	5.1 Years	(129)		(32)

Total MISCOR, net(2)	6,286	2,940	(3,346)		349		87

Total MISCOR and Acro	$6,286	$3,830	$(2,456)		$496		$124

(1)

Note that subsequent amortization of the new backlog intangible asset recorded at fair value is expected to be less than 12 months. As this does not have a continuing impact, the unaudited pro forma condensed combined statements of operations do not include this amortization expense.

(2)	MISCOR fair value adjustments, excluding unfavorable leases, is $2,686

Historical MISCOR amortization of $148 and $422 for the three months ended December 31, 2012 and the year ended September 30, 2012, respectively, is derecognized in the unaudited pro forma statements of operations.

These preliminary estimates of fair value and estimated useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. Once IES has full access to the specifics of MISCOR’s intangible assets, additional insight will be gained that could impact: (i) the estimated total value assigned to intangible assets and (ii) the estimated weighted average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to IES only upon access to the additional information and/or changes in such factors that may occur prior to the effective time of the transaction.

(d) Fixed Assets: For purposes of these unaudited pro forma condensed combined financial statements, IES has estimated the below fair values of MISCOR fixed assets. The fair value of Acro’s fixed assets is assumed to approximate carrying value. This estimate of fair value is preliminary and subject to change once IES has sufficient information as to the specific types, nature, age, condition and location of MISCOR fixed assets. The below table calculates the MISCOR step up adjustment and related depreciation expense recorded in the accompanying unaudited pro forma condensed combined financial statements:

					Depreciation Expense
	Carrying Value	Estimated Fair Value	Step Up (Down)	Remaining Useful Life (in years)	Year Ended September 31, 2012			Three Months Ended December 31, 2012
MISCOR
Land	$250	$250	$—	N/A	$	N/A		$	N/A
Buildings	1,218	1,550	332	20		78			19
Leasehold improvements	209	301	92	3		100			25
Machinery and equipment	1,926	2,778	852	7		397			99
Construction in process(1)	308	308	—	N/A			(1)			(1)
Vehicles	32	46	14	3		15			4
Office & computer equipment	992	1,431	439	4.5		318			80

Total MISCOR	$4,935	$6,664	$1,729			$908			$227
Allocated to cost of services						815			204
Allocated to SG&A						93			23

(1)	Carrying value expected to approximate fair value for construction in process and is not depreciated consistent with IES accounting policies.

Historical MISCOR depreciation of $330 ($287 cost of services and $43 selling, general and administrative) and $1,599 ($1,449 cost of services and $150 selling, general and administrative) for the three months ended December 31, 2012 and the year ended September 30, 2012, respectively, was derecognized in the unaudited pro forma condensed combined statements of operations.

(e) Debt and Interest: Based on the terms of the asset purchase agreement with Acro, none of the historical Acro debt will be assumed by IES in the transaction. As such, there is an adjustment in the unaudited pro forma condensed combined balance sheet to remove this debt as well as the related interest from the unaudited pro forma condensed combined statements of operations as it will not have a continuing impact.

Based on the terms of the definitive merger agreement, the MISCOR debt will be assumed in the transaction by IES. Simultaneous with the closing of the MISCOR transaction, IES expects to refinance the assumed debt with a new $10,000 fixed rate term loan with Wells Fargo which is expected to bear interest at 5.03% per annum. Approximately $2,500 is due within the first year and $7,500 thereafter. Debt issue costs are estimated at $100, which are expected to be amortized over approximately 4 years. To reflect this refinancing and the related deal terms, there is an adjustment to remove the historical debt, debt issue costs, related interest expense and amortization of debt issue costs in the unaudited pro forma condensed combined financial statements. A summary of the pro forma adjustment to interest expense is as follows:

Year Ended September 30, 2012	MISCOR	Acro	Total
Annual interest expense on new term loan	$503	$—	$503
Annual amortization of debt issue costs	25	—	25

Total annual pro forma interest expense	528	—	528
Historical annual interest expense and amortization of debt issue costs	787	400	1,187

Net pro forma adjustment to interest expense	$259	$400	$659

Three Months Ended December 31, 2012	MISCOR	Acro	Total
Pro forma interest expense on new term loan	$126	$—	$126
Amortization of debt issue costs	6	—	6

Total pro forma interest expense	132	—	132
Historical interest expense and amortization of debt issue costs	181	686	867

Net pro forma adjustment to interest expense	$49	$686	$735

(f) Deferred taxes:

In assessing the recovery of net operating loss carryforwards, IES considers whether it is more likely than not that some portion or all of net operating loss carryforwards will be realized. The realization of net operating loss carryforwards is dependent upon the generation of taxable income during the periods the net operating loss carryforwards may be utilized. In assessing the likelihood of future taxable income, considerably more weight is placed upon historical results and less weight on future projections when there is negative evidence such as cumulative pretax loss in recent years. IES believes the future benefits of the Transactions are not of sufficient weight to offset the historical cumulative pretax loss generated by IES. Accordingly, IES has provided a valuation allowance for the net operating loss carryforward resulting from the pretax loss for year ended September 30, 2012. The effect of the net operating loss carryfoward results in actual income tax expense from the pro forma adjustment differing from income tax expense computed by applying the statutory corporate tax rate. No income tax expense or benefit was recorded in the unaudited pro forma condensed combined statement of operations for the year ended September 30, 2012 as a result of the pro forma adjustments.

For the period ended December 31, 2012, MISCOR recognized an income tax benefit of $1,942 related to reducing a valuation allowance for the utilization of future net operating loss carryforwards. IES believes on a combined basis it is not more likely than not that this is recoverable and has provided for $1,942 pro forma adjustment to reverse the income tax benefit of the valuation allowance adjustment. Additionally, IES recorded a $319 income tax benefit due to the effect of the pro forma adjustment resulting in a net pro forma income tax provision adjustment of $1,623. A net pro forma income tax provision of $1,894 is applicable to MISCOR and a net pro forma income tax benefit of $271 is applicable to Acro. The net operating loss carryfoward results in actual income tax expense form the pro forma adjustment differing from income tax expense computed by applying the statutory corporate tax rate.

MISCOR

A summary of MISCOR deferred tax assets and deferred tax liabilities is as follows (in thousands):

	Deferred Tax Assets		Valuation Allowance		Deferred Tax Liabilities	Total
Historical MISCOR balances as of December 31, 2012	$11,035		$(9,093)		$—	$1,942
Pro forma Adjustments:
To confirm MISCOR presentation to IES	837				(837)	—
Revaluation of trademarks					(480)	(480)
Revaluation of customer relationships and technical library	1,350					1,350
Recharacterization of goodwill as non-deductible	(1,949)					(1,949)
Revaluation of property and equipment					(692)	(692)
Unfavorable operating leases					(264)	(264)
Adjust Valuation Allowance			(387)			(387)

Total pro forma adjustments	238	(1)	(387	)(1)	(2,273)	(2,422)

Pro forma deferred taxed related to MISCOR	$11,273		$(9,480)		$(2,273)	$(480)

(1)	Net adjustment is $149 as shown in Note 4.

A valuation allowance of $9,480 is provided for the deferred tax assets. IES believes $1,793 of deferred tax assets will be offset by deferred tax liabilities. The remaining deferred tax liability of $480 is related to an indefinite lived intangible asset. For purposes of these unaudited pro forma condensed combined financial statements, deferred tax assets are provided at the 35% U.S. federal statutory income tax rate and 5% state blended income tax rate.

Acro

Since the Acro transaction was taxable, no deferred taxes will be recorded as the tax bases and financial reporting bases are revalued in the same manner.

(g) Reflects an estimate of the future costs directly attributable to the Transactions, including advisory and legal fees that are recorded as an adjustment to the unaudited pro forma condensed combined balance sheet only. These amounts will be expensed as incurred in the future and are not reflected in the unaudited pro forma condensed combined statement of operations because they have not yet been incurred for accompanying periods presented and they will not have a continuing impact. There have been no expenses incurred in the historical periods presented in the unaudited pro forma condensed combined financial statements.

(h) Certain assets, liabilities, operating leases and employees were not retained by IES in the Acro acquisition as agreed in the asset purchase agreement. This pro forma adjustment removes these related costs out of the historical statements of operations since they are factually supportable, directly attributable to the Acro transaction and will not have a continuing impact. The table below summarizes these costs:

	Year Ended September 30, 2012	Three Months Ended December 31, 2012
Nature of cost
Salary and related compensation for Executives	$661	$242
Payroll costs	608	145
Operating lease and related costs	87	21
Other	55	—

Total	$1,411	$408

(i) Pro forma diluted number of shares outstanding are shown as the same as pro forma basic shares outstanding in periods with a loss from continuing operations. For the year ended September 30, 2012, for the MISCOR transaction, IES on a pro forma basis has income from continuing operations. Therefore, 14,747,651 shares are the diluted number of shares before issuing 2,209,432 pro forma shares in connection with the transaction, which in total, equal 16,957,083.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

Audited Consolidated Financial Statements For

the years ended December 31, 2012 and 2011

(Stated in US Dollars)

LONESTAR RENEWABLE TECHNOLOGIES CORP.

Consolidated Financial Statements

1201 Louisiana Suite 800 Houston, Texas 77002 Main Number: 713-957-2300 Fax Number: 713-895-9393 www.cfw-cpa.com Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Lonestar Renewable Technologies Corp.

Houston, Texas:

We have audited the accompanying consolidated financial statements of Lonestar Renewable Technologies Corp. (the “Company”), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of loss and comprehensive loss, changes in equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lonestar Renewable Technologies Corp. as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, had a net capital deficiency, and subsequent to December 31, 2012, sold certain operating assets to a third-party, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Calvetti, Ferguson & Wagner, P.C.

Certified Public Accountants

Houston, Texas

April 24, 2013

LONESTAR RENEWABLE TECHNOLOGIES CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	As of December 31, 2012	As of December 31, 2011
ASSETS

Current:
Cash	$6,455	$229,478
Accounts receivable, net	592,588	1,225,321
Work-in-progress	—	36,777
Prepaid job costs	229,242	320,450
Prepaid expenses and deposits	154,524	179,258

Total current assets	982,809	1,991,284

Property and equipment, net	39,190	52,571
Other assets	14,377	14,377
Intangibles	—	19,873

Total non-current assets	53,567	86,821

TOTAL ASSETS	$1,036,376	$2,078,105

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFECIT)

Current:
Accounts payable	5,101,630	2,968,637
Accrued expenses	1,756,732	1,605,868
Deferred revenues	605,886	443,759
Due to related party	186,902	—
Current portion of long-term debt	7,333,887	3,167,043

Total current liabilities	14,985,037	8,185,307

Long-term debt	—	3,004,454

Total liabilities	14,985,037	11,189,761

Commitments and contingencies	—	—

SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred stock, no par value, unlimited authorized, 34,134,615 outstanding	5,951,435	5,937,250
Additional paid-in capital	1,710,554	1,655,080
Accumulated comprehensive income	9,966	16,666
Accumulated deficit	(21,620,616)	(16,720,652)

Total shareholders’ equity (deficit)	(13,948,661)	(9,111,656)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$1,036,376	$2,078,105

The accompanying notes are an integral part of these consolidated financial statements.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in US dollars)

	Year ended December 31, 2012	Year ended December 31, 2011
Revenue	$14,204,852	$16,333,626
Cost of sales	9,628,889	10,658,974

Gross profit	4,575,963	5,674,652

Expenses:
Sales and marketing	3,343,488	2,771,501
General and administrative	4,806,537	4,962,036
Bad debt expense	54,415	350,987
Depreciation and amortization	33,254	140,872
Goodwill Impairment	—	7,297,411

Total expenses		15,522,807

Total operating loss	8,237,694	(9,848,155)

Interest expense	947,622	652,063
Loss on sale of assets	—	73,517
Loss on settlement	333,804	—
Gain on debt restructuring	—	(153,603)
Other, net	(44,793)	(316)

Total other (income) expense:	1,236,633	571,661

Loss before income taxes	(4,898,364)	(10,419,816)
Income tax expense :
Current	(1,600)	(1,600)

NET LOSS	(4,899,964)	(10,421,416)
Other comprehensive income (loss)
Gain (loss) on currency translation	(6,700)	4,170

TOTAL COMPREHENSIVE LOSS	$(4,906,664)	(10,417,246)

The accompanying notes are an integral part of these consolidated financial statements.

LONESTAR RENEWABLE TECHNOLOGIES CORP. CONSOLIDATED

STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(Stated in US dollars, except share amounts)

	Common Shares	Common Stock	Preferred Shares	Preferred Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance, December 31, 2010	32,595,280	$5,937,250	—	$—	$1,601,103	$12,496	$(6,299,236)	$1,251,613
Total comprehensive loss for the period
Net Loss	—	—	—	—	—	—	(10,421,416)	(10,421,416)
Currency translation	—	—	—	—	—	4,170	—	4,170

Total comprehensive loss for the period	—	—	—	—	—	4,170	(10,421,416)	(10,417,246)

Shareholder transaction
Stock-based compensation	—	—	—	—	53,977	—	—	53,977

Total shareholder transactions	—	—	—	—	53,977	—	—	53,977

Balance, December 31, 2011, Acro Energy Technologies, Corp. common shares	32,595,280	$5,937,250	—	$—	$1,655,080	$16,666	$(16,720,652)	$(9,111,656)

Total comprehensive loss for the period
Net Loss	—	—	—	—	—	—	(4,899,964)	(4,899,964)
Currency translation	—	—	—	—	—	(6,700)	—	(6,700)

Total comprehensive loss for the period	—	—	—	—	—	(6,700)	(4,899,964)	(4,906,664)

Shareholder transaction
Exchange of outstanding of Acro Energy Technologies Corp. common stock	(23,085,004)	(4,204,947)	23,085,004	4,204,947	—	—	—	—
Exchange of outstanding of Acro Energy Technologies Corp. common stock	(9,510,276)	(1,732,303)	9,510,276	1,529,727	—	—	—	(202,576)
Issuance of Lonestar Renewable Technologies Corp.	—	—	1,539,335	216,761	—	—	—	216,761
Stock-based compensation	—	—	—	—	55,474	—	—	55,474

Total shareholder transactions	(32,595,280)	(5,937,250)	34,134,615	5,951,435	55,474	—	—	69,659

Balance, December 31, 2012	—	—	34,134,615	$5,951,435	$1,710,554	$9,966	$(21,620,616)	$(13,948,661)

The accompanying notes are an integral part of these consolidated financial statements.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	Year ended December 31, 2012	Year ended December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,899,964)	$(10,421,416)
Adjustments to reconcile net loss to cash from operating activities:
Goodwill impairment	—	7,297,411
Depreciation and Amortization	33,254	140,872
Bad debt expense	68,551	350,987
Loss on sale of assets	—	73,517
Stock-Based Compensation	55,474	53,977
Loss on settlement	333,804	—
Gain on restructuring of debt	—	(153,603)
Gain (loss) on currency translation	(6,700)	4,170
Increase in long-term debt principal recorded as interest expense	600,000	—
Change in non-cash working capital balances:
Accounts receivable	564,182	(445,259)
Other receivables	—	23,248
Work-in-progress	36,777	1,100,118
Inventory	—	659,959
Prepaid job costs	91,208	(320,450)
Prepaid expenses and deposits	24,734	85,040
Accounts payable and accrued expenses	2,534,123	2,918,482
Deferred revenues	162,127	(234,389)

Net cash from (used in) operating activities	(402,430)	1,132,664

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	—	(53,903)
Sale of Assets	—	130,871

Net cash from (used in) investing activities	—	76,968

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	216,761	—
Repurchase of capital stock	(202,576)	—
New borrowings	1,129,036	2,591,061
Payments on loans	(963,814)	(3,706,836)
Payments on capital leases	—	(22,874)

Net cash from (used in) financing activities	179,407	(1,138,649)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(223,023)	70,983
CASH AND CASH EQUIVALENTS, beginning of period	229,478	158,495

CASH AND CASH EQUIVALENTS, end of period	$6,455	$229,478

Supplemental Cash Flow Information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

Note 1. Nature and Continuance of Operations

Lonestar Renewable Technologies Corp. (the “Company”) is incorporated under the provisions of the Business Corporations Act (British Columbia). The Company is focused on the consolidation and growth of renewable energy companies, primarily in the United States residential solar energy installation market. The Company’s head office is located in Houston, Texas.

These consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business as they come due. There is substantial doubt about the Company’s ability to continue as a going concern. The Company had a net loss of $4,899,964 and $10,421,416 for the years ended December 31, 2012 and 2011, respectively, and a capital deficiency of $13,948,661 and $9,111,656, as of December 31, 2012 and 2011, respectively. The Company has sustained substantial losses in recent years and its ability to continue as a going concern is dependent on the Company’s ability to generate cash flows and satisfy its obligations. Management’s plan to obtain sufficient cash flow is dependent on the success of its ability to generate positive cash flows from selling assets and discharging liabilities with vendors and creditors. Substantially all of the Company’s assets were sold in 2013. See Note 15.

However, there can be no assurances that management will be successful in meeting the obligations and providing sufficient cash flows to the Company on acceptable terms. The Company may have to seek bankruptcy protection if management’s plan is not successful.

The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern, and, therefore, be required to realize its assets and discharge it liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

On October 24, 2011, the Company held a Special Meeting of shareholders, at which the shareholders approved a resolution authorizing the Company’s directors to apply for the voluntary delisting of the Company’s common shares from the TSXV. The application was approved by the TSXV on October 27, 2011, and effective at the close of business on November 11, 2011, the common shares of the Company were voluntarily delisted from the TSXV.

Effective December 15, 2011, Lonestar Renewable Technologies Corp., a Delaware corporation (“Lonestar Renewable”), Lonestar Renewable Technologies Acquisition Corp., a British Columbia corporation (“Lonestar Acquisition”), and a number of the shareholders of Acro Energy Technologies Corp. (“Acro-BC”)(“Selling Shareholders”) entered into a Share Exchange Agreement, under which the Selling Shareholders sold their Common Shares in Acro-BC to Lonestar Acquisition in return for an equal number of shares in Lonestar Renewable. As of February 28, 2012, Lonestar Acquisition had acquired an aggregate of 23,085,004 of Acro-BC’s Common Shares pursuant to the Share Exchange Agreement.

At a special meeting of the shareholders of Acro-BC held on March 27, 2012, a special resolution was adopted approving the amalgamation of Acro-BC and Lonestar Acquisition, a wholly-owned subsidiary of the Company. Pursuant to the terms of the special resolution, each issued and outstanding common share of Acro-BC, other than those held by Lonestar Acquisition, (totaling 9,510,276 shares) would be exchanged for one Redeemable Preferred Share in the capital of the resulting amalgamated company. Effective April 11, 2012, Acro-BC and Lonestar Acquisition were amalgamated as one company under the name Lonestar Renewable Technologies

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

Acquisition Corp. All shareholders of Acro-BC, other than Lonestar Acquisition, have been or will be paid, upon delivery of the certificates representing their common shares in Acro-BC, a cash amount equal to the Redemption Price, being $0.04 Canadian per Redeemdable Preferred Share. The consideration to be paid on the redemption of the Redeemable Preferred Shares has been fully funded by the Company and forwarded to a depositary for distribution.

Note 2. Significant Accounting Policies

a) Basis of presentation and consolidation

The consolidated financial statements were prepared in accordance with GAAP. All amounts are expressed in US dollars. These consolidated financial statements include the accounts of Lonestar Renewable Technologies Corp. and its subsidiaries Lonestar Renewable Technologiesx Acquisition Corp., Acro Energy Technologies Corp., Acro Energy Technologies, LLC, Acro Energy Technologies, Inc. (formerly Acro Electric, Inc.) and Energy Efficiency Solar, Inc, all of which are wholly owned by the Company. All significant intercompany transactions and balances have been eliminated upon consolidation.

b) Foreign currency translation

The Company’s only revenue producing activities are within the United States and conducted in US dollars. Although the Company’s corporate domicile is in Canada, the transactions conducted in Canadian dollars are minimal.

As indicated, most of the Company’s activities have been transacted and maintained in the accounting records in US dollars so no translation adjustments are necessary. Canadian dollar transactions are translated into US dollars using the temporal method.

c) Cash

The Company maintains cash which consist principally of demand deposits with high credit quality financial institutions. At certain times, such amounts exceed federal insurance limits.

d) Allowance for Doubtful Accounts

We establish provision for losses on accounts receivables if it is determined that collection of all or a part of an outstanding balance is not probable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using the credit worthiness of the customer, delinquency of the receivable and the customer’s disposition to pay. The allowance for doubtful accounts was $128,941 and $146,761 at December 31, 2012 and 2011, respectively.

e) Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset. Maintenance and repairs are charged to operations when incurred.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

The estimated useful lives for depreciation purposes are:

Estimated Useful Lives
Tools, machinery and equipment	5 – 7 Years
Office furniture, equipment and computers	7 Years
Vehicles	5 Years
Leasehold improvements	Lease term

f) Impairment of long-lived assets

Management reviews long-lived assets to be held and used for impairment annually or more frequently if circumstances indicate that an impairment condition may exist (that is, when the carrying value of long-lived assets exceeds its fair value). An impairment of long-lived assets is recognized only if the carrying value of long-lived assets exceeds its fair value and is not recoverable (the carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset). An impairment loss, measured as the amount by which the carrying value of the long-lived asset exceeds its fair value, is recorded in the consolidated statement of operations and is not allowed to be restored in later periods.

g) Intangible assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at fair value. The assigned values of a group of intangible assets acquired in a business combination that meet the specified criteria for recognition apart from goodwill are allocated to the individual assets acquired based on fair value. Intangible assets consist of non-competition agreements and are amortized over the estimated life of the contracts which are three years. Intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired. The net carrying amount of these intangibles was $0 and $19,873 at December 31, 2012 and December 31, 2011, respectively.

h) Corporate transaction costs

Costs directly identifiable with the raising of capital are charged against the related capital stock. Costs related to shares not yet issued are recorded as prepaid capital costs and are included in prepaid expenses and deposits. These costs are considered prepaid until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

i) Income taxes

The tax expense for the period comprises current state income tax.

Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries and associates operate and generate taxable income. Management periodically

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Authoritative guidance for accounting for uncertainty in income taxes requires that the Company recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more- likely-than-not sustain the position following an examination. Management has reviewed the Company’s tax positions and determined there were no uncertain tax positions requiring recognition in the consolidated financial statements.

j) Revenue recognition

Revenue from sales of products is recognized using the completed contract method. We recognize revenue on completed contracts when the project is substantially complete and billable to the customer.

Deferred revenue includes amounts that have been invoiced but not yet recognized as revenue.

k) Job costs

Job costs consist of costs incurred for which system installation has not been completed. When system installation is complete, these amounts will be recorded as cost of sales as the corresponding revenue is recognized.

l) Manufacture and installation warranties

For installations prior to November 1, 2011, the Company provides a 10 year warranty on labor and incidental supplies other than the solar panels and inverters covered under the manufacturer’s warranty. The manufacturer of the solar panels and inverters provide warranties ranging from 10-25 years. The Company assists the customer in processing warranty claims with the manufacturer in the event that a defective panel or inverter needs replacement. The warranty reserve was $134,302 and $0 at December 31, 2012 and December 31, 2011, respectively.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

m) Stock-based compensation

The Company uses the fair value method of accounting for its stock options and other stock-based payments. Under this method, compensation cost is measured at fair value using the Black-Scholes option pricing model at the date of grant and expensed over the vesting period of the option for employees and over the earlier of the provision of services or the vesting period for non-employees with a corresponding increase to contributed surplus. Compensation cost is not recognized for awards that are forfeited.

Stock-based compensation relating to warrants granted to share placement agents is treated as share issuance cost.

n) Use of estimates

The preparation of financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates include, but are not limited to the valuation of future tax assets, the purchase price allocation for business acquisitions and assumptions used in stock-based compensation.

o) Reclassifications

Certain reclassifications have been made to prior year amounts to conform to current year presentation. These changes had no effect on the Company’s consolidated financial position, results of operations or cash flows.

p) Subsequent Events Evaluation

Management has evaluated subsequent events through April 24, 2013, the date the financial statements were available to be issued. See Note 16.

Note 3. Adoption of New Accounting Standards

In May 2011, the Financial Accounting Standards Board (‘FASB”) issued updated accounting guidance related to fair value measurements and disclosures. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

In June 2011, the FASB issued amended authoritative guidance associated with comprehensive income, which requires companies to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. In December 2011, the FASB deferred the effective date of the specific requirement to present items that are reclassified out of accumulated other comprehensive income to net income alongside their respective components of net income and other

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

comprehensive income. The amendments to authoritative guidance associated with comprehensive income were effective for the Company on October 1, 2012 and have been applied retrospectively. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued guidance that amends and simplifies the rules related to testing goodwill for impairment. The revised guidance allows an entity to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination whether it is more likely than not that the fair value of reporting unit is less than its carrying amount. The results of this assessment will determine whether it is necessary to perform the currently required two-step impairment test. Under this update, an entity also has the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the two-step goodwill impairment test. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Other recent accounting pronouncements issued by the FASB or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

Note 4. Prepaid and Other Assets

The components of prepaid and other assets as December 31, 2012 and 2011 are as follows:

	December 31,2012	December 31,2011
Insurance	$29,986	$27,537
Rent	22,609	24,625
Commissions	38,500	87,599
Software licenses	39,815	18,872
Other	23,614	20,625

	$154,524	$179,258

Note 5. Property and Equipment

A detail of the components of property and equipment as of December 31, 2012 and 2011 are as follows:

	December 31,2012	December 31,2011
Property and equipment, cost	$94,713	$94,713
Accumulated depreciation	(55,523)	(42,142)

	$39,190	$52,571

Net book value:
Vehicles	7,108	9,424
Leasehold improvements	20,333	23,333
Office furniture and equipment	11,749	19,814

	$39,190	$52,571

Depreciation expense was $13,381 and $58,787 for the year ended December 31, 2012 and 2011.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

Acro Energy established a $1,000,000 line of credit with Encore Bank on May 14, 2010. On December 21, 2010 this line of credit was increased to $2,000,000. In connection with the renewal of this line of credit, on May 13,

2011, the Company granted collateral security on all of the assets of the Company and its subsidiaries, Acro Energy Technologies, LLC and Energy Efficiency Solar Inc., to the four individuals who signed as co-borrowers on the Encore line of credit including the Company’s CEO and another Company executive (the “Secured Parties”). On September 26, 2011, a Financing Statement covering the assets was filed in California on behalf of the Secured Parties. On June 15, 2012, the Secured Parties provided notice of intention to foreclose on the assets covered by the security interest. On June 19, 2012, the Secured Parties assigned their rights under the security agreement to Residential Renewable Energy Technologies, Inc., a related party. On June 19, 2012, the Company made a general assignment of assets to Residential Renewable Energy Technologies, Inc. in return for the agreement by Residential Renewable Energy Technologies, Inc. to lease the physical assets back to Energy Efficiency Solar, Inc. and allow Energy Efficiency Solar, Inc. to use of the Acro Energy trademark for a monthly lease payment of $1.00. On June 25, 2012, Residential Renewable Energy Technologies, Inc. filed in California a UCC Financing Statement covering all assets of the Company and its subsidiaries, Acro Energy Technologies, LLC and Energy Efficiency Solar Inc.

Note 6. Intangible Assets

Listed below are the identifiable intangible assets, solely non-compete agreements, recognized upon the acquisition of the Acro Electric, Inc. and Energy Efficiency Solar, Inc. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable but at least on an annual basis. Intangible assets were fully amortized during the year ended December 31, 2012. Intangible assets consist of the following:

	December 31, 2012	December 31, 2011
Non-compete agreements	$223,104	$223,104
Accumulated amortization	(223,104)	(203,231)

	$—	$19,873

Amortization expense was $19,873 and $82,087 for the year ended December 31, 2012 and 2011.

Note 7. Debt

The Company established a $1,000,000 line of credit with Cadence Bank (formerly known as Encore Bank) on May 14, 2010. On December 21, 2010 this line of credit was increased to $2,000,000. The interest rate on funds advanced under this line is the greater of prime rate plus 1% or 6% (6% for the years ended December 31, 2012 and 2011). This credit facility has a maturity date of March 31, 2013 and the outstanding balance at December 31, 2012 and 2011 was $1,999,667 and 1,199,999, respectively. Management is currently in discussions with the bank in regards to the expiration of the line.

As part of the consideration given for the acquisition of Acro Electric, Inc. in 2008, the Company issued an unsecured convertible demand promissory note for $2,939,034 to the seller, Steve Vella, a former majority shareholder in the Company. Following the Company being joined in a lawsuit against Mr. Vella, referenced in Note 9, the Company suspended payment on the promissory note. During 2011, the promissory note was reported at $2,061,921 net of remaining discount of $601,542. On November 23, 2011, the Company and Mr. Vella reached a Settlement Agreement and Release in which the Company issued a promissory note which superseded

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

the unsecured convertible demand promissory note for $2,500,000 due on November 23, 2016 with interest payments due monthly with and interest rate between 7.2% and 10.8% per annum. The new agreement resulted in a $153,603 non-cash gain in the Consolidated Statement of Operations. In June 2012, the company stopped making the required interest payments. Under the terms of the agreement, when payments are not made, an additional principal balance of $100,000 is added to the balance for each month the payment is missed, up to a maximum of six months. At December 31, 2012, the balance was $3,100,000, which included the original principal due and the additional principal amounts noted above. The interest rate in effect at December 31, 2012 and 2011 was 7.2%.

The Company had an unsecured interest-bearing loan payable to an individual related to a major shareholder. The loan bears interest of 7.49% per annum and matured in December 2025. Principal and interest payment of $1,670 were made monthly. During 2011, the Company restricted the note and shortened the term. At December 31, 2012 and 2011, the balance of the loan was $0 and $55,440, respectively.

As part of the consideration given for the business acquisition of Energy Efficiency Solar, Inc. in 2009, $740,700 in the form of a promissory note was issued by the Company to the seller. On June 16, 2010 this note along with an addition $100,000 line of credit from the seller was restructured with a 3.25% per annum interest rate. In accord with the revised terms of the note, $262,500 of the note was repaid in December 2010 and an additional $87,500 was repaid in March 2011. The balance of the note is due in February 2013. The balance of this note at December 31, 2012 and 2011 was $504,454.

The Company established a short-term note with a 6.0% per annum interest rate with a former supplier in January 2012 for $1,807,598 which established a payment plan for items purchased for inventory in late 2011. On May 1, 2012, that supplier filed a complaint against Acro Energy Technologies, Inc. and Acro Energy Technologies Corp. for breach of contract and common counts based on an alleged failure on timely payment. On May 23, 2012, that supplier filed a first amended complaint based on the same transaction. Effective August 31, 2012, a settlement agreement was reached to resolve the claim. The outstanding principal at the time of the settlement was $1,532,598, and the settlement reduced the total debt amount to $1,200,000. The Company paid $200,000 of the settlement balance as of December 2012. On January 15, 2013, the Company defaulted on the settlement agreement. Based on the terms of the settlement agreement, the supplier claimed for a total amount due of $1,729,766. In March 2013, a judgment was made against Acro Energy Technologies Corp. for the total claim amount. The accompanying consolidated financial statements were adjusted as of December 31, 2012 to reflect the balance due of $1,729,766. To record the increase in the principal balance, accrued interest of $63,364 was reclassified to the principal balance of the note, and the remaining increase of $333,804 was recorded as a loss on settlement.

The Company had a $700,000 no interest line of credit facility with the Company’s former CEO for which the balances at December 31, 2012 and December 31, 2011 were $ 0 and $104,338, respectively.

Note 8. Related Party Transactions and Loans

The Company established a $1,000,000 line of credit with Encore Bank on May 14, 2010. On December 21, 2010 this line of credit was increased to $2,000,000. In connection with the renewal of this line of credit, the Company granted collateral security on the assets of the Company and its subsidiaries, Acro Energy Technologies, LLC and Energy Efficiency Solar Inc., to four individuals who signed as co-borrowers on this line of credit including the Company’s former CEO and another Company executive.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

The Company also had borrowed $186,902 in 2012 from certain shareholders including the Company’s former CEO and another Company executive to fund its operation. This is a non-interest bearing note without formal repayment terms.

With the exception of the item noted above and the debt transactions discussed in Note 7, the Company did not have material related party transaction for the year ended December 31, 2012 and 2011.

Note 9. Commitments and Contingencies

Operating Leases

The Company leases property under both month-to-month and non-cancellable operating lease arrangements. For the years ended December 31, 2012 and 2011, the Company recorded rent expense under operating leases of $94,016 and $165,997.

The following table summarizes our future minimum payments under existing operating property leases:

Year
2013	$158,899
2014	120,117
2015	69,000
2016	46,000
2017	—

Total	$394,016

Earn Out

As part of the Acro Electric, Inc. acquisition, the Company is obligated to pay an earn out to the seller for each of the calendar years through 2011, in which the earnings before interest, tax, depreciation and amortization (“EBITDA”) of the acquired entity exceed the EBITDA of the acquired entity for calendar year 2008. The earn out shall be equal to twenty percent (20%) of the excess EBITDA earned in such calendar year with the total potential earn-out capped at a maximum of $1,600,000. No amounts were due under the contingent earn out obligation for the years ended December 31, 2011.

Legal

The Company and its subsidiaries are involved in certain legal proceedings arising in the ordinary course of business. The Company’s wholly owned subsidiary, Acro Energy Technologies, Inc. (formerly Acro Electric, Inc.) was added to a lawsuit against Steve Vella, the former owner of Acro Electric, Inc., arising from a 2007 transaction between Mr. Vella and a former shareholder of Acro Electric, Inc. that predates the Company’s acquisition. On November 4, 2009, Mr. Vella was removed from the position of Chief Operations Officer of the Company. On October 25, 2010, the Company terminated the employment of Steve Vella, as Director of Business Development. On December 7, 2010, Mr. Vella filed suit in the Superior Court of Stanislaus County, California against Acro Energy Technologies, LLC, the Company’s wholly owned subsidiary, claiming breach of his employment agreement and breach of the Stock Purchase Agreement for the purchase of Acro Electric, Inc. Effective November 23, 2011, an agreement was reached to resolve the claims between Vella and the Company.

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

On January 13, 2012, Mr. Vella made an offer to compromise all claims. One of the terms of the offer to compromise was that any and all claims against Acro Energy Technologies, Inc. shall be fully and finally resolved, terminated, discharged, waived and released. On February 14, 2012, the attorneys for the former shareholder accepted Mr. Vella’s offer to compromise without condition.

On May 1, 2012, a supplier of solar modules and related materials filed a complaint against Acro Energy Technologies, Inc. and Acro Energy Technologies Corp. for breach of contract and common counts based on an alleged failure to timely pay for materials. On May 23, 2012, that supplier filed a first amended complaint based on the same transaction and asserted a claim for alter ego against a director and officer of the Company. Effective August 31, 2012, a settlement agreement was reached to resolve the claim. On January 15, 2013, the Company defaulted on the settlement agreement. Based on the terms of the settlement agreement, the supplier claimed for a total amount due of $1,729,766. In March 2013, a judgment was made against the Company for the total claim amount. See Note 7.

Note 10. Capital Stock

Share Repurchase Agreement

On January 20, 2012, Lonestar Acquisition made an offer to purchase all of the remaining issued and outstanding Common Shares of Acro-BC (the “Offer”). The Offer was open for acceptance until February 27, 2012. A total of 3,576,110 Common Shares of Acro-BC were deposited in response to the Offer and acquired by Lonestar Acquisition.

Effective February 27, 2012, Acro-BC and Lonestar Acquisition entered into an Amalgamation Agreement under which Acro-BC and Lonestar Acquisition would amalgamate and continue as “Lonestar Renewable Technologies Acquisition Corp.” Pursuant to the terms of the Amalgamation Agreement, on the Effective Date, each issued and outstanding Common Share of Acro-BC, other than those held by Dissenting Shareholders and Lonestar Acquisition, would be exchanged for one Lonestar Acquisition Redeemable Preferred Share. Following the Amalgamation, the Lonestar Acquisition Redeemable Preferred Shares will be immediately redeemed at the Redemption Price by Lonestar Acquisition, such that Lonestar Acquisition will then own, directly and indirectly, all of the outstanding Common Shares of Lonestar Acquisition. All Shareholders, other than the Dissenting Shareholders and Lonestar Acquisition, will be paid, upon delivery of the certificates representing their Common Shares, a cash amount equal to the Redemption Price, being $0.04 Canadian per Lonestar Acquisition Redeemable Preferred Share.

On March 27, 2012, Acro-BC held a Special Meeting of shareholders, at which the shareholders approved a special resolution ratifying the Amalgamation Agreement and authorizing the Amalgamation of Acro-BC and Lonestar Renewable Technologies Acquisition Corp. pursuant to the provisions of Section 269 of the Business Corporations Act (British Columbia) and upon the terms and conditions set forth in the Amalgamation Agreement. No shareholder exercised their dissent rights under the provisions of Section 238 of the Business Corporations Act (British Columbia).

On April 11, 2012, an Amalgamation Application was filed with the British Columbia Registrar of Corporations. The amalgamation took effect at the time that the Amalgamation was filed with the Registrar. Upon the completion of the Amalgamation, the Company has filed a Notice under Instrument 11-502 with the British Columbia Securities Commission and ceased to be a reporting issuer (or equivalent) in all the provinces of Canada in which Acro-BC was previously a reporting issuer (or equivalent).

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

Authorized and Issued Shares

At December 31, 2012, Lonestar Renewable Technologies Corp. has an unlimited number of no value preferred shares authorized. At December 31, 2011, Acro Energy Technologies Corp. had an unlimited number of no par value common shares authorized.

Stock Options

On May 15, 2009, the Company received acceptance from the TSX Venture Exchange for the adoption of the Company’s rolling 10% stock option plan (the “Stock Option Plan”) which provided that the Board of Directors of the Company may grant to directors, officers, employees and technical consultants to the Company, non-transferable options to purchase common shares. Stock options granted under the Stock Option Plan had a maximum term of five years from the date of grant and had an exercise price that is not less than the last closing price of the shares before the date of the grant less the maximum discount permitted under the policies of the Exchange. The vesting schedule of each option is determined at the discretion of the Board of Directors.

Pursuant to the amalgamation described above, the stock option plan was effectively terminated on the effective date of the amalgamation on April 11, 2012 and all of the outstanding options were expired as they were not exercised. The following summarizes stock options activity for the years ended December 31, 2012 and 2011:

	Number of options	Weighted average exercise price ($CAD)
Outstanding at December 31, 2010	3,210,000	0.34
Granted	1,160,000	0.13
Forfeited or expired	1,865,383	0.31

Outstanding at December 31, 2011	2,504,617	$0.26
Forfeited or expired	2,504,617	0.26

Outstanding at December 31, 2012	—	$0.00

Options outstanding and exercisable as at December 31, 2011 are summarized below:

	Options Outstanding			Options Exercisable
Exercise price ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average life years	Number of options	Weighted average exercise price ($CAD)	Weighted average life years
0.10 – 0.25	1,674,617	0.15	4.07	692,617	0.14	2.42
> 0.25	830,000	0.46	3.52	795,000	0.47	3.48

	2,504,617	0.25	3.88	1,487,617	0.32	2.99

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

The Company recorded stock-based compensation expense of $55,474 and $53,977 for the years ended December 31, 2012 and 2011. The fair value of common share options granted was estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted below for the years ended December 31, 2012 and 2011:

Expected life of stock options (years)	5.00
Volatility (weighted average)	100%
Risk-free rate of return (weighted average)	3.0%
Expected dividend yield	0%

Note 11. Income Taxes

As at December 31, 2012, the Company had accrued $0 for current US taxes payable.

The actual income tax expense reflected in the accompanying consolidated statements of operations for the year ended December 31, 2012 and 2011 differs from the “expected” tax expense (computed by applying the U.S. Federal corporate tax rate of 34% to income before taxes) as follows:

	2012	2011
Expected tax at Federal statutory rate	$(1,665,988)	$(3,543,281)
Other permanent items	(31,174)	(95,878)
State income taxes	1,600	1,600
Valuation allowance	1,697,162	3,639,159

Income tax provision	$1,600	$1,600

The tax effects of temporary differences that give rise to the Company’s future tax assets and liabilities as at December 31, 2012 and 2011 are as follows:

	2012	2011
Deferred income tax assets:
Net operating loss carryforward	$4,009,130	$2,712,545
Stock-based compensation	—	96,353
Allowance for bad debt	45,129	51,366
Deferred compensation	89,149	14,269
Various Reserves	302,424	—
Intangibles	126,052	130,224
Property	16,676	16,676

Total deferred income tax assets	4,588,560	3,021,433

Valuation allowance	(4,588,560)	(3,021,433)

Net deferred income tax assets	$—	$—

A valuation allowance is provided when it is more likely than not that some portion of the future tax assets will not be realized. The Company established a 100% valuation allowance due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other future tax assets. At December 31, 2012, the

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

Company had net operating loss carryforwards expiring at various dates between 2028 and 2032 of approximately $10.4 million for U.S federal taxes, $1.2 million for Canadian taxes and $10.1 million for state income tax purposes.

The Company’s tax returns filed since its inception and those filed since 2008 by Acro Electric, Inc. and Energy Efficiency Solar, Inc. prior to their acquisition by the Company, are subject to examination by taxing authorities. Generally, the applicable statues of limitations are three to four years from filing of the returns.

Note 12. Significant Suppliers

As of November 1, 2011, the Company has entered into an exclusive agreement with an external organization for installation services. The agreement provides for payment of services based upon specific milestones of each installation. The agreement term is one year, with an automatic renewal feature for an additional year. The agreement was automatically renewed upon expiration in November 2012.

Note 13. Employee Retirement Savings Plans

The Company adopted a 401(k) savings plan for its employees. The plans cover all employees of our subsidiaries in California. Under the terms of the plans, employees may contribute up to a maximum of 15%, subject to Internal Revenue Code (“IRC”) limitations, of their salaries to the plan plus any catch-up contributions permitted under the IRC. The Company does not match employee contributions but has a discretionary profit sharing option. No Company contributions were made for the year ended December 31, 2012 and 2011.

The Company terminated the plan in February 2013.

Note 14. Supplemental Cash Flow Information

Cash paid for taxes for the years ended December 31, 2012 and 2011 were $69,249 and $179,192, respectively.

Cash paid for interest for the years ended December 31, 2012 and 2011 were $251,122 and $432,439, respectively.

Note 15. Subsequent Events

On February 8, 2013, Residential Renewable Technologies, Inc., Energy Efficiency Solar, Inc. and Lonestar Renewable Technologies Acquisition Corp (collectively, the “Acro Group”) entered into an Asset Purchase Agreement (the “Agreement”) with IES Renewable Energy, LLC (“IES Renewable”). Pursuant to the terms of the Asset Purchase Agreement, IES has agreed to acquire certain assets in connection with the Acro Group’s turn-key residential solar integration business (the “Acquired Assets”). The Acquired Assets include, but are not limited to, assets relating to the Acro Group’s solar installation sales and marketing platform and the backlog of contracts entered into by Acro Energy with residential solar customers, which provide for the payment of sales and marketing fees in connection with the sale, installation and third-party financing of residential solar equipment. The Asset Purchase Agreement transaction closed on February 15, 2013 (the “Closing Date”).

Total consideration to be received by the Acro Group for the Acquired Assets consists of (i) IES Residential’s release of the amounts owed by the Acro Group to IES Residential (an amount not less than $3,700,000 per the

LONESTAR RENEWABLE TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012 and 2011

agreement), (ii) payment by IES Renewable to the Acro Group of a percentage of future gross revenue generated from the Acquired Assets in an amount not to exceed $2,000,000 over the 12-month period beginning the first full month following the Closing Date, subject to certain reductions as described in the Agreement, and (iii) between $700,000 and $800,000 representing amounts paid by IES Residential, to the Acro Group to fund certain of its operating expenses between January 4, 2013 and closing of the transaction.

On February 21, 2013, Acro Energy Technologies Inc filed a Chapter 7 bankruptcy petition at United States Bankruptcy Court—Southern District of Texas.

ACRO ENERGY TECHNOLOGIES CORP.

Consolidated Financial Statements

For the years ended December 31, 2011 and 2010

(Stated in US Dollars)

ACRO ENERGY TECHNOLOGIES CORP.

Consolidated Financial Statements

1201 Louisiana Suite 800 Houston, Texas 77002 Main Number: 713-957-2300 Fax Number: 713-895-9393 www.cfw-cpa.com Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Acro Energy Technologies Corp.

We have audited the accompanying consolidated financial statements of Acro Energy Technologies Corp. (“Acro”) which comprise the consolidated balance sheets as at December 31, 2011 and 2010, the consolidated statements of operations and changes in shareholders’ equity (deficit) and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures, on a test basis, to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Acro as at December 31, 2011 and 2010, and the results of its consolidated operations and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company incurred a net loss of $10,421,416 and $2,338,062 for the years ended December 31, 2011 and 2010. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Calvetti, Ferguson & Wagner, P.C.

Certified Public Accountants

Houston, Texas

June 18, 2012

ACRO ENERGY TECHNOLOGIES CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	Note	As of December 31, 2011	As of December 31, 2010	As at January 1, 2010
ASSETS

Current:
Cash	2	$229,478	$158,495	$500,863
Accounts receivable, net	16	1,225,321	1,131,049	650,957
Other receivables		—	23,248	19,079
Work-in-progress	2	36,777	1,136,895	374,549
Inventory	2	—	659,959	422,996
Job costs	2	320,450	—	—
Prepaid expenses and deposits	4	179,258	264,298	128,591

Total current assets		1,991,284	3,373,944	2,097,035

Property and equipment, net	5	52,571	261,841	348,423
Other assets		14,377	14,377	14,377
Intangibles	6	19,873	101,960	176,327
Goodwill	7	—	7,297,411	7,297,411

Total non-current assets		86,821	7,675,589	7,836,538

TOTAL ASSETS		$2,078,105	$11,049,533	$9,933,573

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current:
Accounts payable		$2,968,637	$3,276,072	$2,199,936
Accrued expenses		1,605,868	1,294,231	488,873
Deferred revenues		443,759	678,148	705,422
Current portion of capital leases		—	10,346	28,259
Current portion of debt	8	3,167,043	2,013,281	1,480,654

Total current liabilities		8,185,307	7,272,078	4,903,144

Obligations under capital lease		—	12,528	22,935
Long-term debt	8	3,004,454	2,513,314	2,278,632

Total liabilities		11,189,761	9,797,920	7,204,711

SHAREHOLDERS’ EQUITY (DEFICIT)
Capital stock	11	5,937,250	5,937,250	5,291,604
Contributed surplus	12	1,655,080	1,601,103	1,379,785
Translation reserves		16,666	12,496	18,647
Deficit		(16,720,652)	(6,299,236)	(3,961,174)

Total shareholders’ deficit		(9,111,656)	1,251,613	2,728,862

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)		$2,078,105	$11,049,533	$9,933,573

Nature and Continuance of Operations (Note 1) Commitments and Contingencies (Note 10)

The accompanying notes are an integral part of these financial statements.

ACRO ENERGY TECHNOLOGIES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in US dollars except share amounts)

	Note	Year ended December 31, 2011	Year ended December 31, 2010
Revenue	2	$16,333,626	$16,755,215
Cost of sales		10,658,974	10,994,582

Gross profit		5,674,652	5,760,633

Expenses:
Sales and marketing		2,771,501	1,831,020
General and administrative		4,962,036	5,513,364
Bad Debt Expense		350,987	—
Amortization	2 & 5	140,872	165,844
Goodwill Impairment	7	7,297,411	—

Total Expenses		15,522,807	7,510,228

Total operating loss		(9,848,155)	(1,749,595)

Other Expense (Income):
Interest expense	8	652,063	583,530
Loss on sale of assets		73,517	11,167
Gain on Debt Restructuring	8	(153,603)	—
Other, net		(316)	(7,830)

Total Other Expense:		571,661	586,867

Loss before income taxes		(10,419,816)	(2,336,462)

Income tax expense:
Current		1,600	1,600
Future		—	—

NET LOSS		$(10,421,416)	$(2,338,062)

Net loss per common share
Basic		$(0.32)	$(0.07)
Fully Diluted		$(0.32)	$(0.07)

Weighted average number of common shares outstanding
Basic		32,595,280	32,242,569
Fully Diluted		32,595,280	32,242,569

The accompanying notes are an integral part of these financial statements.

ACRO ENERGY TECHNOLOGIES CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(Stated in US dollars, except share amounts)

	Common Shares	Share Capital	Contributed Surplus	Translation Reserves	Deficit	Total
Balance, January 1, 2010	29,685,406	$5,291,604	$1,379,785	$18,647	$(3,961,174)	$2,728,862
Total comprehensive loss for the period
Loss	—	—	—	—	(2,338,062)	(2,338,062)
Currency translation	—	—	—	(6,151)	—	(6,151)

Total comprehensive loss for the period	—	—	—	(6,151)	(2,338,062)	(2,344,213)

Shareholder transaction
Shares issued for private placements	2,636,294	607,003	—	—	—	607,003
Shares issued pursuant to options	273,580	38,643	—	—	—	38,643
Stock-based compensation	—	—	221,318	—	—	221,318

Total shareholder transactions	2,909,874	645,646	221,318	—	—	866,964

Balance, December 31, 2010	32,595,280	$5,937,250	$1,601,103	$12,496	$(6,299,236)	$1,251,613

Total comprehensive loss for the period
Loss	—	—	—	—	(10,421,416)	(10,421,416)
Currency translation	—	—	—	4,170	—	4,170

Total comprehensive loss for the period	—	—	—	4,170	(10,421,416)	(10,417,246)

Shareholder transaction
Stock-based compensation	—	—	53,977	—	—	53,977

Total shareholder transactions	—	—	53,977	—	—	53,977

Balance, December 31, 2011	32,595,280	$5,937,250	$1,655,080	$16,666	$(16,720,652)	$(9,111,656)

The accompanying notes are an integral part of these financial statements.

ACRO ENERGY TECHNOLOGIES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	Year ended December 31, 2011	Year ended December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(10,421,416)	$(2,338,062)
Adjustments to reconcile net loss to cash from operating activities:
Goodwill impairment	7,297,411	—
Amortization	140,872	165,844
Bad debt expense	350,987	97,962
Loss on sale of assets	73,517	11,167
Stock-Based Compensation	53,977	221,318
Gain on restructuring of debt	(153,603)	—
Change in translation reserve	4,170	(6,151)

Change in non-cash working capital balances:
Accounts receivable	(445,259)	(578,054)
Other receivables	23,248	(4,169)
Work-in-progress	1,100,118	(762,346)
Inventory	659,959	(236,963)
Prep aid job costs	(320,450)	—
Prep aid expenses and deposits	85,040	(135,707)
Accounts payable and accrued expenses	2,918,482	1,881,493
Deferred revenues	(234,389)	(27,274)

Net cash from (used in) operating activities	1,132,664	(1,710,942)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(53,903)	(29,061)
Sale of Assets	130,871	13,000

Net cash from (used in) investing activities	76,968	(16,061)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of capital stock	—	607,003
Proceeds of options exercised	—	38,643
New borrowings	2,591,061	1,300,000
Payments on loans	(3,706,836)	(532,691)
Payments on capital leases	(22,874)	(28,320)

Net cash from (used in) financing activities	(1,138,649)	1,384,635

NET CHANGE IN CASH AND CASH EQUIVALENTS	70,983	(342,368)

CASH AND CASH EQUIVALENTS, beginning of period	158,495	500,863

CASH AND CASH EQUIVALENTS, end of period	$229,478	$158,495

Supplemental Cash Flow Information (Note 19)

The accompanying notes are an integral part of these financial statements.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

Note 1. Nature and Continuance of Operations

Acro Energy Technologies Corp. (the “Company”) is incorporated under the provisions of the Business Corporations Act (British Columbia) and until November 11, 2011 its common shares were traded on the TSX Venture Exchange (“TSXV”). The Company is focused on the consolidation and growth of renewable energy companies, primarily in the United States residential solar energy installation market. The Company’s head office is located in Houston, Texas.

These consolidated financial statements have been prepared using International Financial Reporting Standards applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business as they come due. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumptions. The Company has sustained substantial losses in recent years and its ability to continue as a going concern is dependent on the Company’s ability to generate future profitable operations and cash flows. Management’s plan to reduce losses and obtain sufficient liquidity is dependent on the success of one or more of the following factors, but not limited to: its ability to generate positive cash flows from future operations, raise financing necessary to fund its operations, and discharge its liabilities as they become due. The Company had a net loss of $10,421,416 and $2,338,062 for the years ended December 31, 2011 and 2010, respectively.

Should the Company not be able to generate sufficient cash flow from these initiatives to become profitable in the future and generate sufficient working capital to fund operations, then it will become necessary to secure additional sources of financing. However, there can be no assurances that such financing will be available to the Company or that such financing will be available on acceptable terms.

The outcome of these matters cannot be predicted at this time which raises significant doubt with regards to the Company’s ability to continue as a going concern. The consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern, and, therefore, be required to realize its assets and discharge it liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

On October 24, 2011, the Company held a Special Meeting of shareholders, at which the shareholders approved a resolution authorizing the Company’s directors to apply for the voluntary delisting of the Company’s common shares from the TSXV. The application was approved by the TSXV on October 27, 2011, and effective at the close of business on November 11, 2011, the common shares of the Company were voluntarily delisted from the TSXV.

Effective December 15, 2011, Lonestar Renewable Technologies Corp., a Delaware corporation (“Lonestar Renewable”), Lonestar Renewable Technologies Acquisition Corp., a British Columbia corporation (“Lonestar Acquisition”), and a number of the shareholders of the Company (“Selling Shareholders”) entered into a Share Exchange Agreement, under which the Selling Shareholders sold their Common Shares in the Company to Lonestar Acquisition in return for an equal number of shares in Lonestar Renewable. Lonestar Acquisition acquired an aggregate of 23,956,773 of the Company’s Common Shares pursuant to the Share Exchange Agreement.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

Note 2. Significant Accounting Policies

a) Basis of presentation and consolidation

The consolidated financial statements of the Company have been presented in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 1, Presentation of Financial Statements. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRSs), as prescribed by the International Accounting Standards Board (IASB), including IFRS 1 First-time Adoption of International Financial Reporting Standards.

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

The impact of the transition to IFRS on the Company’s previously reported financial statements is presented in Note 20.

All amounts are expressed in US dollars. These consolidated financial statements include the accounts of Acro Energy Technologies Corp. and its subsidiaries Acro Energy Technologies, LLC, Acro Energy Technologies, Inc. (formerly Acro Electric, Inc.) and Energy Efficiency Solar, Inc. All significant intercompany transactions and balances have been eliminated. Acro Energy Technologies Corp. ownership in subsidiaries is as follows:

Entity	Percentage Ownership
Acro Energy Technologies, LLC	100%
Acro Energy Technologies, Inc.	100%
Energy Efficiency Solar, Inc.	100%

b) Foreign currency translation

Since the acquisition of Acro Electric, Inc., the Company’s only revenue producing activities are within the United States and conducted in US dollars. Although the Company’s corporate domicile is in Canada, the transactions conducted in Canadian dollars are minimal.

As indicated, most of the Company’s activities have been transacted and maintained in the accounting records in US dollars so no translation adjustments are necessary. Canadian dollar transactions are translated into US dollars using the temporal method.

c) Cash

The Company maintains cash which consist principally of demand deposits with high credit quality financial institutions. At certain times, such amounts exceed federal insurance limits.

d) Allowance for Doubtful Accounts

We establish provision for losses on accounts receivables if it is determined that collection of all or a part of an outstanding balance is not probable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using the credit worthiness of the customer, delinquency of the receivable and the customer’s disposition to pay. As of December 31, 2011 and December 31, 2010, the allowance for doubtful accounts was $146,761 and $0.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

e) Inventory

Inventory is stated at the lower of cost (on an average basis) or net realizable value. The Company determines cost based on the weighted-average purchase price and includes the cost of acquisition in its inventory. The Company’s inventory generally has a long life cycle and obsolescence has not historically been a significant factor in its valuation. On November 1, 2011, the Company sold its inventory and has no inventory at December 31, 2011. Work-in-progress consists of inventory owned by the Company which has been issued to projects at December 31, 2011.

f) Property and equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset. Maintenance and repairs are charged to operations when incurred.

The estimated useful lives for amortization purposes are:

Estimated Useful Lives
Tools, machinery and equipment	5-7 Years
Office furniture, equipment and computers	7 Years
Vehicles	5 Years
Leasehold improvements	Lease term

g) Obligations under capital leases

The Company accounts for leases as either operating or capital. Capital leases are those that substantially transfer the benefit and risks of ownership to the lessee. Assets acquired under capital leases are amortized over the lease term or if the lease contains terms that allow ownership to pass to the Company or a bargain purchase option, assets are amortized over their estimated useful lives consistent with other property and equipment. Obligations under capital leases are measured at lower of the present value of future minimum lease payments or fair market value. Leases not meeting the capital lease criteria are treated as operating leases with lease payments recorded as an expense in the period paid or accrued.

h) Impairment of long-lived assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed on a yearly basis to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, the recoverable amount is estimated on an annual basis.

The recoverable amount of an asset is the greater of its value in use or its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the group of CGUs that is expected to benefit from the synergies of the combination.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the income statement in the period in which they are determined. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill cannot be reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

i) Intangible assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at fair value. The assigned values of a group of intangible assets acquired in a business combination that meet the specified criteria for recognition apart from goodwill are allocated to the individual assets acquired based on fair value. Intangible assets consist of non-competition agreements and are amortized over the estimated life of the contracts which are three years. The net carrying amount of these intangibles was $19,873 and $101,960 as at December 31, 2011 and December 2010, respectively. Intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

j) Goodwill

Goodwill represents the excess of the purchase price of an acquisition over the fair value of the underlying net assets acquired at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. During the year ended December 31, 2011, goodwill was fully impaired.

k) Corporate transaction costs

Costs directly identifiable with the raising of capital are charged against the related capital stock. Costs related to shares not yet issued are recorded as prepaid capital costs and are included in prepaid expenses and deposits. These costs are considered prepaid until the issuance of the shares to which the costs relate, at which time the costs will be charged against the related capital stock or charged to operations if the shares are not issued.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

l) Income taxes

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

m) Financial instruments

The Company’s financial instruments are included on the balance sheet and are measured at fair market value upon inception. Subsequent measurement and recognition of changes in the fair value of financial instruments depends on their initial classification. The primary financial instruments used by the Company are cash, accounts receivable, other receivable, accounts payable, capital leases, and long-term debt. Cash, receivables, payables, capital leases, debt and other financial liabilities are measured at estimated net realizable value. Gains and losses upon inception, de-recognition, impairment write downs and foreign exchange translation adjustments are recognized immediately. Transaction costs related to financings are included in the cost of the related instrument and are amortized using the effective interest rate method. See Note 16 for further information.

n) Revenue recognition

Revenue from sales of products is recognized when: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the sale price is fixed or determinable, and (4) collection of the related receivable is reasonably assured. The Company recognizes revenue upon completion of a system installation.

Work-in-progress includes the cost of materials, direct labor and the applicable share of overhead for residential and commercial contracts for which revenue has not been recognized. Deferred revenue includes amounts that have been invoiced but not yet recognized as revenue.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

o) Job costs

Job costs consist of costs incurred for which system installation has not been completed. When system installation is complete, these amounts will be recorded as cost of sales as the corresponding revenue is recognized.

p) Manufacture and installation warranties

For installations prior to November 1, 2011, the Company provides a 10 year warranty on labor and incidental supplies other than the solar panels and inverters covered under the manufacturer’s warranty. The manufacturer of the solar panels and inverters provide warranties ranging from 10-25 years. The Company assists the customer in processing warranty claims with the manufacturer in the event that a defective panel or inverter needs replacement. The Company’s historical cost to process warranty claims have been met and in most cases exceeded by reimbursements from the solar panel and inverter manufacturers. The Company does not expect future warranty costs to materially exceed manufacturer reimbursements and does not carry a reserve.

q) Loss per share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted per share amounts reflect the potential dilution that could occur if stock options or warrants to purchase common shares were exercised and converted to common shares. The treasury stock method of calculating diluted per share amounts is used whereby any proceeds from the exercise of in- the-money stock options or warrants are assumed to be used to purchase, for cancellation, common shares of the Company at the average market price during the period. Options and warrants which are anti-dilutive are excluded from diluted earnings per share and weighted average number of common shares outstanding. Options to purchase 2,504,617 common shares were outstanding at December 31, 2011, but were not included in the computation of diluted earnings per share because they were anti-dilutive.

r) Stock-based compensation

The Company uses the fair value method of accounting for its stock options and other stock-based payments. Under this method, compensation cost is measured at fair value using the Black-Scholes option pricing model at the date of grant and expensed over the vesting period of the option for employees and over the earlier of the provision of services or the vesting period for non-employees with a corresponding increase to contributed surplus. Compensation cost is not recognized for awards that are forfeited.

Stock-based compensation relating to warrants granted to share placement agents is treated as share issuance cost.

s) Use of estimates

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates. Significant estimates include, but are not limited to the valuation of future tax assets, the purchase price allocation for business acquisitions and assumptions used in stock-based compensation.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

t) Comparatives

Certain comparatives have been reclassified to conform to current year presentation. These reclassifications have no effect on shareholders’ equity.

u) Future accounting pronouncements

Future accounting pronouncements which may affect the Company’s financial reporting under IFRS are summarized below:

Acro’s financial statements for the year ending December 31, 2011 are the first annual financial statements that comply with IFRS. The Company has applied IFRS 1—First-time adoption of international financial reporting standards, in preparing these consolidated financial statements.

To prepare the aforementioned consolidated financial statements in accordance with IFRS 1, all mandatory exemptions and some optional exemptions from retrospective application of the IFRS have been applied.

Retrospective exemptions selected by the Company:

(a) Business combinations

Acro has applied the IFRS 1 exemption for business combinations, which allows business combinations prior to the transition date not to be restated. Therefore, businesses combinations that took place before the transition date of January 1, 2010 have not been restated in these consolidated financial statements.

(b) Share based payment transactions

Acro has applied the IFRS 1 exemption for share based payment transactions, which allows businesses to not restate the effects of the previous GAAP to all equity instruments that have vested and liability awards that have settled prior to the transition date.

Enforcement date of first time adoption of financial statements in accordance with IFRS

The IFRS adoption date is January 1, 2011.

Financial statements transition date to IFRS

The transition date to IFRS is January 1, 2010.

Comparative information for first time IFRS adoption

Acro has included the year 2010 for comparative purposes in IFRS adoption.

Explanation of IFRS transition

The reconciliation summary below quantifies the impact of the IFRS transition (see Note 20).

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

Note 3. Adoption of New Accounting Standards

CICA Handbook Section 1601, Consolidated Financial Statements will be applicable to financial statements relating to the Company’s interim and fiscal year beginning on or after January 1, 2011. Early adoption is permitted. This section establishes standards for the preparation of consolidated financial statements. The Company has adopted this standard.

Note 4. Prepaid and Other Assets

A components of prepaid and other assets as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Insurance	$27,537	$65,809	$30,085
Rent	24,625	26,208	8,498
Commissions	87,599	153,809	73,271
Software licenses	18,872	18,472	14,721
Other	20,625	—	2,016

	$179,258	$264,298	$128,591

Note 5. Property and Equipment

A detail of the components of property and equipment as of December 31, 2011, December 31, 2010 and January 1, 2010 are as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Property and equipment, cost	$94,713	$404,301	$405,240
Accumulated amortization	(42,142)	(142,460)	(56,817)

	$52,571	$261,841	$348,423

Net book value:
Vehicles	9,424	96,669	143,495
Leasehold improvements	23,333	62,177	62,255
Office furniture and equipment	19,814	11,043	23,969
Tools and equipment	—	91,952	118,704

	$52,571	$261,841	$348,423

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

	Vehicles	Leasehold Improvements	Office Furniture and Equipment	Tools and Equipment	Total
Cost
Balance—January 1, 2010	$164,821	$67,193	$35,074	$138,152	$405,240
Additions	15,185	9,954	1,036	2,886	29,061
Disposals	(30,000)	—	—	—	(30,000)

Balance—December 31, 2010	150,006	77,147	36,110	141,038	404,301

Additions	28,944	—	17,003	7,956	53,903
Disposals	(167,350)	(47,147)	—	(148,994)	(363,491)

Balance—December 31, 2011	$11,600	$30,000	$53,113	$—	$94,713

Accumulated Amortization
Balance—January 1, 2010	$21,326	$4,938	$11,105	$19,448	$56,817
Additions	37,844	10,032	13,962	29,638	91,476
Disposals	(5,833)	—	—	—	(5,833)

Balance—December 31, 2010	53,337	14,970	25,067	49,086	142,460

Additions	25,697	5,883	8,232	18,973	58,785
Disposals	(76,858)	(14,186)	—	(68,059)	(159,103)

Balance—December 31, 2011	$2,176	$6,667	$33,299	$—	$42,142

Note 6. Intangible Assets

Listed below are the identifiable intangible assets, solely non-compete agreements, recognized upon the acquisition of the Acro Electric, Inc. and Energy Efficiency Solar, Inc. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable but at least on an annual basis. Intangible assets consist of the following:

	December 31, 2011	December 31, 2010	January 1, 2010
Non-compete agreements	$223,104	$223,104	$223,104
Accumulated amortization	(203,231)	(121,144)	(46,777)

	$19,873	$101,960	$176,327

Amortization expense was $82,087 and $74,367 for years ended December 31, 2011 and 2010, respectively.

Note 7. Goodwill

Goodwill represents the difference between business acquisition costs, using the purchase method of accounting, and the fair value of the net tangible assets and identifiable intangible assets acquired. Under IFRS, goodwill is not amortized but is subject to an annual impairment test based on a one-step impairment approach used to identify potential goodwill impairment.

Management closely monitors trends in budget to actual results on a quarterly basis to determine if an impairment triggering event was present that would warrant a reassessment of the recoverability of the carrying amount of goodwill prior to the required annual impairment test. In the second quarter of 2011, the Company determined goodwill was impaired and recorded an impairment charge of $6,000,000.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

The Company performed its annual impairment test to determine if goodwill was impaired in the fourth quarter of 2011. Based upon the test’s findings, the Company determined goodwill was fully impaired and recorded an impairment charge of $1,297,411.

Goodwill consists of the following:

	December 31, 2011	December 31, 2010	January 1, 2010
Cost	$7,297,411	$7,297,411	$7,297,411
Accumulated impairment	(7,297,411)	—	—

	$—	$7,297,411	$7,297,411

Cost
Balance—beginning of year	$7,297,411	$7,297,411
Acquisition made during the year	—	—

Balance—end of year	$7,297,411	$7,297,411

Accumulated impairment
Balance—beginning of year	$—	$—
Impairment charges during the year	(7,297,411)	—

Balance—end of year	$(7,297,411)	$—

Note 8. Debt

Aggregate scheduled principal maturities of our long-term debt for the next five years and thereafter are as follows:

Year
2012	$3,167,043
2013	504,454
2014	—
2015	—
2016	2,500,000
Thereafter	—

Total debt obligations	6,171,497

Less:
Current debt	(3,167,043)

Long-term debt at December 31, 2011	$3,004,454

The Company established a $1,000,000 line of credit with Encore Bank on May 14, 2010. On December 21, 2010 this line of credit was increased to $2,000,000. The interest rate on funds advanced under this line is the prime rate plus 1%. This credit facility has a maturity date of March 31, 2013 and the outstanding balance at December 31, 2011 was $1,199,999.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

The Company had an unsecured interest-bearing loan payable to an individual related to a major shareholder. The loan bears interest of 7.49% per annum and matured in December 2025. Principal and interest payments of $1,670 were made monthly. During 2011, the Company restricted the note and shortened the term. At December 31, 2011, the balance of the loan was $55,440. At December 31, 2010, the balance of the loan was $122,633.

As part of the consideration given for the acquisition of Acro Electric, Inc., the Company issued an unsecured convertible demand promissory note for $2,939,034 to the seller, Steve Vella, who is currently a major shareholder in the Company. Following the Company being joined in a lawsuit against Mr. Vella, referenced in Note 10, the Company suspended payment on the promissory note. As of December 31, 2010, the promissory note is reported at $2,061,921 net of remaining discount of $601,542. On November 23, 2011, the Company and Mr. Vella reached a Settlement Agreement and Release in which the Company issued a promissory note which superceded the unsecured convertible demand promissory note for $2,500,000 due on November 23, 2016 with interest payments due monthly with and interest rate between 7.2% and 10.8% per annum. The new agreement resulted in a $153,603 non-cash gain in the Consolidated Statement of Operations.

As part of the consideration given for the business acquisition of Energy Efficiency Solar, Inc., $740,700 in the form of a promissory note was issued by the Company to the seller. On June 16, 2010 this note along with an addition $100,000 line of credit from the seller was restructured with a 3.25% per annum interest rate. In accord with the revised terms of the note, $262,500 of the note was repaid in December 2010 and an additional $87,500 was repaid in March 2011. The balance of the note is due in February 2013. The balance of this note at December, 2011 was $504,454 while the balance of its preceding equivalents on December 31, 2010 was $591,954.

The Company has a $700,000 no interest line of credit facility with the Company’s CEO for which the balances at December 31, 2011 and December 31, 2010 were $104,338 and $227,092, respectively.

The Company owed $62,082 at December 31, 2010 under various other notes which had interest rates of up to 9.39% and maturity dates from 2011 to 2014. These notes fully satisfied during the year ended December 31, 2011.

Note 9. Related Party Transactions and Loans

The Company established a $1,000,000 line of credit with Encore Bank on May 14, 2010. On December 21, 2010 this line of credit was increased to $2,000,000. In connection with the renewal of this line of credit, the Company granted collateral security on the assets of the Company and its subsidiaries, Acro Energy Technologies, LLC and Energy Efficiency Solar Inc., to four individuals who signed as co-borrowers on this line of credit including the Company’s CEO and another Company executive.

With the exception of the item noted above and the debt restructuring discussed in Note 8, the Company did not have material related party transaction for the years ended December 31, 2011 and 2010.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

Note 10. Commitments and Contingencies

Operating Leases

The Company leases property under non-cancellable operating lease arrangements, which expire at various dates through 2016. Certain leases of real property provide options to extend the lease terms. The Company recorded rent expense under operating leases of $165,997 and $183,102 for the years ended December 31, 2011 and 2010.

The following table summarizes our future minimum payments under existing operating property leases:

Year
2012	$168,722
2013	122,713
2014	75,143
2015	66,000
2016	—

Total	$432,578

Earn Out

As part of the Acro Electric, Inc. acquisition, the Company is obligated to pay an earn out to the seller for each of the calendar years through 2011, in which the earnings before interest, tax, depreciation and amortization (“EBITDA”) of the acquired entity exceed the EBITDA of the acquired entity for calendar year 2008. The earn out shall be equal to twenty percent (20%) of the excess EBITDA earned in such calendar year with the total potential earn-out capped at a maximum of $1,600,000. No amounts were due under the contingent earn out obligation for the years ended December 31, 2011 or 2010.

Legal

The Company and its subsidiaries are involved in certain legal proceedings arising in the ordinary course of business. The Company’s wholly owned subsidiary, Acro Energy Technologies, Inc. (formerly Acro Electric, Inc.) was added to a lawsuit against Steve Vella, the former owner of Acro Electric, Inc., arising from a 2007 transaction between Mr. Vella and a former shareholder of Acro Electric, Inc. that predates the Company’s acquisition. On January 13, 2012, Mr. Vella made an offer to compromise all claims. One of the terms of the offer to compromise was that any and all claims against Acro Energy Technologies, Inc. shall be fully and finally resolved, terminated, discharged, waived and released. On February 14, 2012, the attorneys for the former shareholder accepted Mr. Vella’s offer to compromise without condition. On November 4, 2009, Mr. Vella was removed from the position of Chief Operations Officer of the Company. On October 25, 2010, the Company terminated the employment of Steve Vella, as Director of Business Development. On December 7, 2010, Mr. Vella filed suit in the Superior Court of Stanislaus County, California against Acro Energy Technologies, LLC, the Company’s wholly owned subsidiary, claiming breach of his employment agreement and breach of the Stock Purchase Agreement for the purchase of Acro Electric, Inc. Effective November 23, 2011, an agreement was reached to resolve the claims between Vella and the Company. Based on a consideration of all relevant facts and circumstances, the Company does not believe the ultimate outcome of any currently pending lawsuits will have a material adverse effect on the Company’s operations or financial condition.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

On May 1, 2012, Suntech America, Inc. filed its original complaint alleging claims for breach of contract and on common counts to collect moneys allegedly due in connection with the sale of solar panels in March of 2011. On May 23, 2012, Suntech America, Inc. filed its first amended complaint making the same allegations and adding Harry Fleming as an individual defendant. Suntech America has also filed an application for a writ of attachment. Neither the Company nor Mr. Fleming has filed responsive pleadings and discovery has not yet begun. Acro Energy and Mr. Fleming intend to vigorously defend the claims of Suntech America against them and pursue appropriate claims against Suntech America. At this early stage of the proceedings, it is not yet possible to evaluate Acro Energy’s exposure to an adverse verdict or the likelihood of an unfavorable outcome.

Note 11. Capital Stock

Authorized and Issued Shares

The Company has an unlimited number of no par value common shares authorized. Common shares issued during the years ended December 31, 2011 and 2010 were as follows:

	Number of Shares	Amount
Balance, December 31, 2009	29,685,406	$5,291,604
Shares issued for private placements	2,636,294	607,003
Shares issued pursuant to options	273,580	38,643

Balance, December 31, 2010	32,595,280	$5,937,250

Shares issued for private placements	—	—
Shares issued pursuant to options	—	—

Balance, December 31, 2011	32,595,280	$5,937,250

(i) Private Placements

On January 15, 2010, the Company completed a non-brokered private placement and raised gross proceeds of $300,000 through the issuance of 1,550,250 shares (at C$0.20 Canadian dollars per share) and warrants to purchase an additional 1,550,250 shares. Each warrant entitles the owner to purchase one common share of the Company for C$ 0.35 Canadian dollars per share until January 15, 2012. None of these warrants were exercised before expiration.

On March 17, 2010, the Company completed a non-brokered private placement and raised gross proceeds of $307,003 through the issuance of 1,086,044 shares (at C$0.29 Canadian dollars per share) and warrants to purchase an additional 543,022 shares. Each warrant entitles the owner to purchase one common share of the Company for C$ 0.55 Canadian dollars per share until September 18, 2010. None of these warrants were exercised before expiration.

(ii) Shares Issued Pursuant to Options

On March 10, 2010, 50,000 shares were issued for proceeds of $12,572 pursuant to the exercise of stock options.

On March 12, 2010, the agent for the Company’s IPO exercised options to purchase 170,665 shares for which the Company received proceeds of $16,759.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

On March 23, 2010, the agent for the Company’s IPO exercised options to purchase 2,915 shares for which the Company received proceeds of $287.

On July 28, 2010, 50,000 shares were issued for proceeds of $9,025 pursuant to the exercise of stock options.

Stock Options

On May 15, 2009, the Company received acceptance from the TSX Venture Exchange for the adoption of the Company’s rolling 10% stock option plan (the “Stock Option Plan”) which provides that the Board of Directors of the Company may grant to directors, officers, employees and technical consultants to the Company, non- transferable options to purchase common shares. Stock options granted under the Stock Option Plan have a maximum term of five years from the date of grant and have an exercise price that is not less than the last closing price of the shares before the date of the grant less the maximum discount permitted under the policies of the Exchange. The vesting schedule of each option is determined at the discretion of the Board of Directors. The following summarizes stock options activity for the years ended December 31, 2011 and 2010:

	Number of options	Weighted average exercise price ($CAD)
Outstanding at December 31, 2009	2,276,080	0.35
Granted	1,545,000	0.25
Forfeited or expired	337,500	0.24
Exercised	273,580	0.16

Outstanding at December 31, 2010	3,210,000	$0.34
Granted	1,160,000	0.13
Forfeited or expired	1,865,383	0.31

Outstanding at December 31, 2011	2,504,617	$0.26

Options outstanding and exercisable as at December 31, 2011 are summarized below:

	Options Outstanding			Options Exercisable
Exercise price ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average life years	Number of options	Weighted average exercise price ($CAD)	Weighted average life years
0.10 - 0.25	1,674,617	0.15	4.07	692,617	0.14	2.42
> 0.25	830,000	0.46	3.52	795,000	0.47	3.48

	2,504,617	0.25	3.88	1,487,617	0.32	2.99

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

The Company recorded stock-based compensation expense of $53,977 and $221,318 for the year ended December 31, 2011 and 2010, respectively. The fair value of common share options granted was estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted below for both the year ended December 31, 2011 and 2010:

Expected life of stock options (years)	5.00
Volatility (weighted average)	100%
Risk-free rate of return (weighted average)	3.0%
Expected dividend yield	0%

Note 12. Contributed Surplus

The following table summarizes contributed surplus as at December 31, 2011 and December 31, 2010:

	December 31, 2011	December 31, 2010
Beginning Balance	$1,601,103	$1,379,785
Stock-based compensation	53,977	221,318

Ending Balance	$1,655,080	$1,601,103

Note 13. Income Taxes

As at December 31, 2011, the Company had accrued $67,649 for current US taxes payable. This amount was assumed in the acquisition of Acro Electric and is included in accrued liabilities in the consolidated balance sheet.

The actual income tax expense reflected in the accompanying consolidated statements of operations for the years ended December 31, 2011 and 2010 differs from the “expected” tax expense (computed by applying the U.S. Federal corporate tax rate of 35% to income before taxes) as follows:

	2011	2010
Expected tax at Federal statutory rate	$(3,543,281)	$(797,033)
Other permanent items	(95,878)	(61,639)
Valuation allowance	3,639,159	858,672

Income tax provision	$—	$—

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

The tax effects of temporary differences that give rise to the Company’s future tax assets and liabilities as at December 31, 2011 and December 31, 2010 are as follows:

	2011	2010
Future tax assets:
Net operating loss and credit carry forward	$5,568,559	$1,905,215
Stock-based compensation	18,892	250,139
Basis difference for fixed assets	2,116,820	—
Basis difference for fixed assets	(11,592)	18,758

Total future tax assets	7,692,679	2,174,112
Value allowance	(7,692,679)	(2,174,112)

Net future tax assets	$—	$—

A valuation allowance is provided when it is more likely than not that some portion of the future tax assets will not be realized. The Company established a 100% valuation allowance due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other future tax assets. At December 31, 2011 the Company had net operating loss carryforwards expiring at various dates between 2028 and 2031 of approximately $14.6 million for U.S federal taxes, $1.3 million for Canadian taxes and $14.0 million for state income tax purposes.

The Company’s tax returns filed since its inception and those filed since 2007 by Acro Electric, Inc. and Energy Efficiency Solar, Inc. prior to their acquisition by the Company, are subject to examination by taxing authorities. Generally, the applicable statues of limitations are three to four years from filing of the returns.

Note 14. Significant Suppliers

As of November 1, 2011, the Company has entered into an exclusive agreement with an external organization for installation services. The agreement provides for payment of services based upon specific milestones of each installation. The agreement term is one year, renewable on the anniversary date.

Note 15. Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the profitable growth of its business and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk. The Company includes the components of shareholders’ equity, comprised of issued capital stock, contributed surplus and deficit, and debt in the definition of capital.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to fund its operations and for the identification and completion of potential acquisitions. To secure the additional capital necessary to pursue these plans, the Company may raise additional funds through the issuance of equity or debt. As noted in Note 1, there is uncertainly about the Company’s ability to raise capital.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

Note 16. Financial Instruments and Risk Management

In common with other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

1) Principal Financial Instruments

The principal financial instruments used by the Company, from which financial instrument risk arises, are as follows:

•	Cash; carried at fair value

•	Accounts receivable, loans and receivable; carried at amortized cost

•	Accounts payable, accrued liabilities and other liabilities; carried at amortized cost

•	Long-term debt; carried at amortized cost

2) General Objectives, Policies and Processes

The Company’s Board has overall responsibility for the determination of the Company’s risk management objectives and policies related to financial instruments and, while retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The overall objective of the Board is to set polices that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

3) Financial Instruments—Risk Management

The company is exposed through its operations to the following financial risks:

•	Fair value of financial instruments

•	Currency risk

•	Credit risk

•	Interest rate risk

•	Liquidity risk

4) Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximate their fair values because of the near term to maturity of these instruments. The fair value of the long-term debt approximates the carrying value as the interest is similar to current market rate for similar debt, while the fair value of obligations under capital leases reflects the incremental cost of borrowing given current market risks and interest rates for the similar debt. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

5) Currency Risk

The Company held virtually all of its cash balances with three financial institutions in US dollars as at December 31, 2011. All of the Company’s operations are in the United States so the impact of currency transaction risk and currency translation risk should be minimal.

6) Credit Risk

The financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and accounts receivable. The Company maintains cash with high credit quality financial institutions located in the United States. Concentration of credit risk related to accounts receivable is not significant as amounts are due principally from numerous residential customers.

At December 31, 2011, the Company had a reserve for bad debt of $146,761. At December 31, 2010, the Company did not consider any of its accounts receivable to be impaired. During the years ended December 31, 2011 and 2010 the Company wrote off and charged to bad debt expense $350,987 and $97,962, respectively. The following table provides information regarding the aging of accounts receivable, net of the allowance noted above:

	December 31, 2011	December 31, 2010
0 - 30 days	$365,160	$733,417
31 - 60 days	409,563	32,302
61 - 90 days	77,147	11,830
Over 90 days	373,451	253,500

	$1,225,321	$1,131,049

The definition of items that are past due is determined by reference to terms agreed with individual customers. The Company reviews accounts receivable past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective customers to determine the reason for delay in payment and to establish an agreement to rectify the breach of contractual terms.

7) Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash earns interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis.

8) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company manages its liquidity risk by forecasting cash flows and anticipating investing and financing activities. Senior management is also actively involved in the review and approval of planned expenditures.

As discussed in Note 1, these consolidated financial statements have been prepared using IFRS applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

business as they come due. The Company has sustained substantial losses since inception and its ability to continue as a going concern is dependent on its ability to generate future profitable operations and cash flows.

As at December 31, 2011, the Company had current liabilities of $8,185,307 due within twelve months and had current assets of $1,991,284 to meet these obligations. The Company cannot be certain that financing will be available when needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, the Company may be unable to implement its business plans, or take advantage of business opportunities, or respond to competitive pressures, all of which could have a material adverse effect on the Company’s financial conditions, results of operations, and cash flows.

Note 17. Employee Retirement Savings Plans

The Company has adopted a 401(k) savings plan for its employees. The plans cover all employees of our subsidiaries in California. Under the terms of the plans, employees may contribute up to a maximum of 15%, subject to Internal Revenue Code (“IRC”) limitations, of their salaries to the plan plus any catch-up contributions permitted under the IRC. The Company does not match employee contributions but has a discretionary profit sharing option. No Company contributions were made for the year ended December 31, 2011 and 2010.

Note 18. Business Segments

The Company operates in one reportable business segment and one geographic location and operates only in the United States.

Note 19. Supplemental Cash Flow Information

Cash paid for taxes for the years ended December 31, 2011 and 2010 were $179,192 and $226,281, respectively. Cash paid for interest for the years ended December 31, 2011 and 2010 were $432,439 and $320,266, respectively.

Non-cash items are as follows:          Conversion of account payables of $3,054,420 to $2,914,280 of debt and $140,140 of accrued interest.

Note 20. First-time Adoption of IFRS

Effective January 1, 2011 (adoption date), the Company began reporting under IFRS, and the accounting policies disclosed in the Company’s consolidated financial statements and the preparation of the Company’s opening balance sheet at January 1, 2010 (transition date) has been adjusted to reflect the reporting change.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

In previous years, the Company prepared its consolidated financial statements in accordance with Previous GAAP. Reconciliations from Previous GAAP to IFRS for comparative periods are as follows:

Reconciliation of total comprehensive income for the year ended December 30, 2011

Year ended December 31, 2010
Loss reported under Previous GAAP	$(2,344,213)
Adjustments upon adoption of IFRS:
Reclassification of currency translation differences (Note a)	6,151

Loss reported under IFRS	(2,338,062)

Other comprehensive expense reported under Canadian GAAP
Adjustments upon adoption of IFRS:
Reclassification of currency translation differences (Note a)	(6,151)

Other comprehensive expense reported under IFRS	(6,151)

Total comprehensive loss reported under IFRS	$(2,344,213)

Reconciliation of equity

December 31, 2010
Equity reported under Previous GAAP	$1,251,613
Adjustments upon adoption of IFRS:
Translation Reserves (Note a)	12,496
Deficit (Note a)	(12,496)

Equity reported under IFRS	$1,251,613

Notes to the reconciliation

(a) The Company’s revenue producing activities are within the United States and conducted in US dollars. Although the Company’s corporate domicile is in Canada, the transactions conducted in Canadian dollars are minimal. As a result the Company uses the US dollar as its presentation currency and Canadian dollar activity is translated to US dollars when consolidated for financial reporting as follows:

1)	Assets and liabilities are translated at the closing rate at the date of the balance sheet

2)	Income and expenses are translated at the average rate for the period

3)	Equity is translated at historical rates.

IFRS requires that non-monetary currency translation effects be recognized as other comprehensive income. Prior to the adoption of IFRS the company recognized these translation effects as other income or expense in the consolidated statement of operations.

ACRO ENERGY TECHNOLOGIES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2011 and 2010

Note 21. Subsequent Events

We have evaluated subsequent events through June 18, 2012, the date the consolidated financial statements were available to be issued.

On January 20, 2012, Lonestar Acquisition made an offer to purchase all of the remaining issued and outstanding Common Shares of the Company (the “Offer”). The Offer was open for acceptance until February 27, 2012. A total of 3,576,110 Common Shares of the Company were deposited in response to the Offer and acquired by Lonestar Acquisition.

Effective February 27, 2012, the Company and Lonestar Acquisition entered into an Amalgamation Agreement under which the Company and Lonestar Acquisition would amalgamate and continue as “Lonestar Renewable Technologies Acquisition Corp.” Pursuant to the terms of the Amalgamation Agreement, on the Effective Date, each issued and outstanding Common Share of the Company, other than those held by Dissenting Shareholders and Lonestar Acquisition, would be exchanged for one Lonestar Acquisition Redeemable Preferred Share. Following the Amalgamation, the Lonestar Acquisition Redeemable Preferred Shares will be immediately redeemed at the Redemption Price by Lonestar Acquisition, such that Lonestar Acquisition will then own, directly and indirectly, all of the outstanding Common Shares of Lonestar Acquisition. All Shareholders, other than the Dissenting Shareholders and Lonestar Acquisition, will be paid, upon delivery of the certificates representing their Common Shares, a cash amount equal to the Redemption Price, being $0.04 per Lonestar Acquisition Redeemable Preferred Share.

On March 27, 2012, the Company held a Special Meeting of shareholders, at which the shareholders approved a special resolution ratifying the Amalgamation Agreement and authorizing the Amalgamation of the Company and Lonestar Renewable Technologies Acquisition Corp. pursuant to the provisions of Section 269 of the Business Corporations Act (British Columbia) and upon the terms and conditions set forth in the Amalgamation Agreement. No shareholder exercised their dissent rights under the provisions of Section 238 of the Business Corporations Act (British Columbia).

On April 11, 2012, an Amalgamation Application was filed with the British Columbia Registrar of Corporations. The amalgamation took effect at the time that the Amalgamation was filed with the Registrar. Upon the completion of the Amalgamation, the Company has filed a Notice under Instrument 11-502 with the British Columbia Securities Commission and ceased to be a reporting issuer (or equivalent) in all the provinces of Canada in which Acro Energy was previously a reporting issuer (or equivalent).

Note 22. Approval of Financial Statements

The consolidated financial statements were approved by the board of directors for issuance on June 18, 2012.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

INTEGRATED ELECTRICAL SERVICES, INC.,

MISCOR GROUP, LTD.

AND

IES SUBSIDIARY HOLDINGS, INC.

Dated as of March 13, 2013

A-i

A-ii

Page
Section 8.9	Waivers	A-58
Section 8.10	Confidentiality Agreement	A-58
Section 8.11	Incorporation	A-58
Section 8.12	Specific Performance; Remedies	A-58
Section 8.13	Waiver of Jury Trial	A-59

A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (as amended, supplemented or modified from time to time, this “Agreement”), dated as of March 13, 2013, is by and among Integrated Electrical Services, Inc., a Delaware corporation (“Parent”), IES Subsidiary Holdings, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and MISCOR Group, Ltd., an Indiana corporation (the “Company”).

Recitals

WHEREAS, the boards of directors of each of Parent, Merger Sub and the Company (each a “Party,” and collectively, the “Parties”) have approved this Agreement and the merger of the Company with and into Merger Sub, with Merger Sub continuing as the surviving corporation, upon the terms and subject to the conditions of this Agreement and the Delaware General Corporation Law, as amended (the “DGCL”), and the Indiana Business Corporation Law, as amended (the “IBCL”);

WHEREAS, the boards of directors of each of Parent, Merger Sub and the Company have determined that the Merger (as defined below), this Agreement and the transactions contemplated hereby are advisable and in the best interests of their respective companies and stockholders;

WHEREAS, for federal income Tax purposes, it is intended that (i) the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the rules and Treasury Regulations (as defined below) promulgated thereunder and (ii) this Agreement constitute a Plan of Reorganization within the meaning of Section 368 of the Internal Revenue Code; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to set forth various conditions to the consummation of the Merger;

NOW, THEREFORE, for and in consideration of the recitals and the mutual covenants and agreements set forth in this Agreement, the Parties agree as follows:

Article 1

Definitions

Section 1.1 Defined Terms. As used in this Agreement, capitalized terms shall have the meanings set forth below or shall have the meanings set forth for such terms in the sections of this Agreement referenced below:

“Acquired Companies” means the Company and each of the Company’s Subsidiaries.

“Acquisition Proposal” means, for any Person, any Contract, proposal, offer or other inquiry or indication of interest (regardless of whether in writing and regardless of whether delivered to the stockholders) relating to any of the following (other than the transactions contemplated by this Agreement or the Merger): (a) any merger, reorganization, share exchange, take-over bid, tender offer, recapitalization, consolidation, liquidation, dissolution or other business combination, purchase or similar transaction or series of transactions involving such Person or its Subsidiaries relating to any direct or indirect acquisition of 20% or more of the assets, net revenues or net income of such Person and its Subsidiaries, taken as a whole (as of, or for the twelve (12) month period ended on, the last day of such Person’s last completed fiscal quarter, as applicable); (b) the sale, lease, exchange, transfer or other disposition, directly or indirectly, of any business or assets that generate 20% or more of the consolidated net revenues or net income or of assets representing 20% or more of the book value of the consolidated assets, of such Person and its Subsidiaries, taken as a whole (as of, or for the twelve (12) month period ended on, the last day of such Person’s last completed fiscal quarter, as applicable), or any license, lease, exchange, mortgage, pledge or other agreement or arrangement having a similar economic effect, in each case in a single transaction or a series of related transactions; or (c) any direct or indirect acquisition of, or tender offer or exchange offer that if consummated would result in the acquisition of, beneficial ownership (as defined in Section 13(d) of the Exchange Act) or any direct or indirect acquisition or purchase of the right to acquire beneficial ownership (as defined in Section 13(d) of the Exchange Act) by any Person or any “group” (as defined in the Exchange Act) of 20% or more of the shares of any class of the issued and outstanding Equity Interests of such Person, whether in a single transaction or a series of related transactions.

“Affected Employee” has the meaning given to such term in Section 5.14.

“Affiliate” means, with respect to any Person, each other Person that directly or indirectly Controls, is Controlled by, or is under common Control with such Person.

“Agreement” has the meaning given to such term in the preamble.

“Benefit Plan” means any qualified or non-qualified employee benefit plan, program, policy, practice, agreement, Contract or other arrangement, regardless of whether written, regardless of whether U.S.-based, including any “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA (including post-retirement medical and life insurance), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (regardless of whether such plan is subject to ERISA), including any multiemployer plan (as defined in Section 3(37) of ERISA) or multiple employer plan (as defined in Section 413 of the Internal Revenue Code), any employment or severance agreement or other arrangement, and any employee benefit, bonus, incentive, deferred compensation, profit sharing, vacation, stock, stock purchase, stock option, severance, change of control, fringe benefit or other plan, program, policy, practice, agreement, Contract, or other arrangement, regardless of whether subject to ERISA and regardless of whether funded.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks in the State of Texas are authorized or required by federal Law to be closed.

“Cash Consideration” has the meaning given to such term in Section 2.4(a)(i).

“Cash Election Shares” has the meaning given to such term in Section 2.5(b).

“Certificate of Merger” means the certificate of merger, prepared and executed in accordance with the applicable provisions of the DGCL and this Agreement, filed with the Secretaries of State of the State of Delaware and the State of Indiana to effect the Merger.

“Claim” has the meaning given to such term in Section 5.13(b).

“Closing” has the meaning given to such term in Section 2.7.

“Closing Date” has the meaning given to such term in Section 2.7.

“Company” has the meaning given to such term in the preamble.

“Company Acquisition Agreement” has the meaning given to such term in Section 5.4(d)(iii).

“Company Acquisition Proposal” means an Acquisition Proposal with respect to the Company.

“Company Acquisition Proposal Recommendation” has the meaning given to such term in Section 5.4(d)(iii).

“Company Adverse Recommendation Change” has the meaning given to such term in Section 5.4(d)(iii).

“Company Benefit Plan” means a Benefit Plan (a) providing benefits to (i) any current or former employee, officer or director of the Company or any of its Subsidiaries or ERISA Affiliates or (ii) any beneficiary or dependent of any such employee, officer or director, (b) in which any of the foregoing is a participant, (c) that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or ERISA Affiliates or to which the Company or any of its Subsidiaries or ERISA Affiliates is a party or is obligated to contribute, or (d) with respect to which the Company or any of its Subsidiaries or ERISA Affiliates has any liability, whether direct or indirect, contingent or otherwise.

“Company Board” means the board of directors of the Company.

“Company Certificate” means a certificate representing a share or shares of Company Common Stock or other appropriate evidence of a share or shares of Company Common Stock issued in book-entry form.

“Company Charter Documents” has the meaning given to such term in Section 3.1.

“Company Common Stock” means the common stock, no par value per share, of the Company.

“Company Credit Agreement” means that certain secured revolving credit agreement between the Company and PNC Bank, National Association, styled “Loan Agreement,” along with ancillary agreements, executed on December 24, 2012.

“Company Disclosure Letter” has the meaning given to such term in the introduction to Article 3.

“Company Employees” means the individuals who are employed as employees by the Company or any of its Affiliates immediately prior to the Effective Time who remain employed as employees of Parent or any of its Affiliates after the Effective Time.

“Company Financial Statements” has the meaning given to such term in Section 3.7(a).

“Company Incentive Plan” has the meaning given to such term in Section 3.3(a).

“Company Information” has the meaning given to such term in Section 5.3(b).

“Company Leased Real Property” means real property leased by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Material Contracts” has the meaning given to such term in Section 3.14(a).

“Company Meeting” means a meeting of the stockholders of the Company duly called and held for the purpose specified in the Proxy Statement/Prospectus, including the Company Proposal.

“Company Minority Approval” has the meaning given to such term in Section 6.1(b).

“Company Owned Real Property” means real property owned by the Company or any of its Subsidiaries.

“Company Permits” has the meaning given to such term in Section 3.5(b).

“Company Preferred Stock” means the preferred stock of the Company, no par value per share.

“Company Proposal” means the proposal to approve this Agreement, which proposal is to be presented to the stockholders of the Company in the Proxy Statement/Prospectus.

“Company Real Property” means the Company Leased Real Property and the Company Owned Real Property.

“Company Regulatory Filings” has the meaning given to such term in Section 3.6(b).

“Company Reports” has the meaning given to such term in Section 3.7(a).

“Company Representative” means a Representative of the Company or its Subsidiaries.

“Company Restricted Stock” has the meaning given to such term in Section 2.4(d).

“Company Stock Option” means an option issued and outstanding immediately prior to the Effective Time to acquire shares of Company Common Stock granted to an employee or non–employee director of the Company pursuant to a Company Incentive Plan.

“Company Subsidiary” means a Subsidiary of the Company.

“Company Subsidiary Charter Documents” means the certificate of incorporation, articles of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement or other governing or organizational documents of each of the Company Subsidiaries.

“Company Superior Proposal” means a Company Acquisition Proposal that is a Superior Proposal.

“Company Tontine Affiliates” means those affiliates of Tontine Capital Management, L.L.C. that own common stock of Company.

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement, dated as of February 28, 2013, between the Company and Parent.

“Contract” means any agreement, arrangement, commitment or instrument, written or oral, including, without limitation, any loan or credit agreement or other agreement evidencing Indebtedness, promissory note, bond, mortgage, indenture, guarantee, permit, lease, sublease, license, agreement to render services, or other agreement, arrangement, commitment or instrument evidencing rights or obligations of any kind or nature, including all amendments, modifications, supplements and options relating thereto.

“Control” (and related terms) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, by contract, credit arrangement or otherwise.

“D&O Insurance” has the meaning given to such term in Section 5.13(c).

“DGCL” has the meaning given to such term in the Recitals.

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Parent Disclosure Letter.

“Dissenting Shares” means any shares of Company Common Stock held by a Dissenting Stockholder as of the Effective Time.

“Dissenting Stockholder” means any holder of shares of Company Common Stock who does not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands a judicial appraisal of the fair value of such stockholder’s shares pursuant to, and otherwise complies in all respects with, the provisions of Section 23-1-44 et seq. of the IBCL.

“Effective Time” has the meaning given to such term in Section 2.8.

“Election Deadline” has the meaning given to such term in Section 2.5(b).

“Election Form” has the meaning given to such term in Section 2.5(a).

“Election Form Record Date” has the meaning given to such term in Section 2.5(a).

“Enterprise Value” means Twenty-Four Million Dollars ($24,000,000).

“Environmental, Health and Safety Laws” means any Laws relating to (a) emissions, discharges, releases or threatened releases of Hazardous Materials into the environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works, or septic systems, (b) the generation, treatment, storage, disposal, use, handling, manufacturing, recycling, transportation or shipment of Hazardous Materials, (c) occupational health and safety, or (d) the pollution of the environment, solid waste handling, treatment or disposal, reclamation or remediation activities, or protection of environmentally sensitive areas.

“Equity Interests” means (a) with respect to a corporation, any and all shares, interests, participation, phantom stock plans or arrangements or other equivalents (however designated) of corporate stock, including all common stock, preferred stock and other equity and voting interests, and warrants, options, calls, subscriptions or other convertible securities or other rights to acquire any of the foregoing, and (b) with respect to a partnership, limited liability company or similar Person, any and all units, membership or other interests, including rights to purchase, warrants, options, calls, subscriptions or other equivalents of, or other interests convertible into, any beneficial or legal ownership interest in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any regulations promulgated pursuant thereto.

“ERISA Affiliate” means any trade or business, regardless of whether incorporated, which is required to be treated as a single employer together with an entity pursuant to Section 414(b), (c), (m) or (o) of the Internal Revenue Code or Section 4001(b)(1) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning given to such term in Section 2.6(a).

“Exchange Fund” has the meaning given to such term in Section 2.6(a).

“Exchange Ratio” has the meaning given to such term in Section 2.4(a)(i).

“Funded Debt” has the meaning given to such term in the Company Credit Agreement, as in effect on the date hereof.

“GAAP” means generally accepted accounting principles, as recognized by the U.S. Financial Accounting Standards Board (or any generally recognized successor).

“Governmental Authority” means any national, state, local, county, parish or municipal government, domestic or foreign, any agency, board, bureau, commission, court, tribunal, subdivision, department or other governmental or regulatory authority or instrumentality, or any arbitrator in any case that has jurisdiction over any of the Acquired Companies or Parent Companies, as the case may be, or any of their respective properties or assets.

“Hazardous Material” means any chemical, pollutant, contaminant, material, waste or substance regulated by any Governmental Authority or subject to liability under any Environmental, Health and Safety Law, including, but not limited to, any hazardous waste, hazardous substance, toxic substance, radioactive material

(including any naturally occurring radioactive material), asbestos-containing materials in any form or condition, polychlorinated biphenyls in any form or condition, or petroleum, petroleum hydrocarbons, petroleum products or any fraction or byproducts thereof.

“IBCL” has the meaning given to such term in the Recitals.

“Indebtedness” of any Person means and includes any obligations consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earn-out” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) commitments or obligations by which such Person assures a creditor against loss, including contingent reimbursement obligations with respect to letters of credit, (e) payment obligations secured by a Lien, other than a Permitted Lien, on assets or properties of such Person, (f) obligations to repay deposits or other amounts advanced by and owing to third parties, (g) obligations under capitalized leases, (h) obligations under any interest rate, currency or other hedging agreement or derivatives transaction, (i) guarantees or other contingent liabilities with respect to any amounts of a type described in clauses (a) through (h) above, and (j) any change of control payments or prepayment premiums, penalties, charges or equivalents thereof with respect to any indebtedness, obligation or liability of a type described in clauses (a) through (i) above that are required to be paid at the time of, or the payment of which would become due and payable solely as a result of, the execution of this Agreement or the consummation of the transactions contemplated by this Agreement at such time, in each case determined in accordance with GAAP; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice and shall not include the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnified Parties” has the meaning given to such term in Section 5.13(b).

“Intellectual Property” means all United States and foreign (a) patents and patent applications and all reissues, renewals, divisions, extensions, provisionals, continuations and continuations in part thereof, (b) inventions (regardless of whether patentable), invention disclosures, trade secrets, proprietary information, industrial designs and registrations and applications, mask works and applications and registrations therefor, (c) copyrights and copyright applications and corresponding rights, (d) trade dress, trade names, logos, URLs, common law trademarks and service marks, registered trademarks and trademark applications, registered service marks and service mark applications, (e) domain name rights and registrations, (f) databases, customer lists, data collections and rights therein, and (g) confidentiality rights or other intellectual property rights of any nature, in each case throughout each jurisdiction in which the Company or Parent, as the case may be, does business.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“IRS” has the meaning given to such term in Section 3.11(b).

“Knowledge” (including with correlative meaning, “Knows” and “Known”) means, with respect to the Company, the actual knowledge of John Martell, Michael Moore, Marc Valentin and James DePew, and with respect to Parent, the actual knowledge of James Lindstrom and Robert Lewey; provided that in each case, “actual knowledge” shall be deemed to include the knowledge that such person would reasonably be expected to obtain in the course of diligently performing his duties for the Company or Parent, as the case may be.

“Law” means any federal, state, local or foreign statute, code, common law, ordinance, rule, regulation, permit, consent, approval, license, judgment, Order, writ, decree, injunction or other authorization, treaty, convention, or governmental certification requirement of any Governmental Authority.

“Lien” means any lien, mortgage, security interest, indenture, deed of trust, pledge, deposit, restriction, burden, lien, license, lease, sublease, right of first refusal, right of first offer, charge, privilege, easement, right of way, reservation, option, preferential purchase right, right of a vendor under any title retention or conditional sale agreement, or other arrangement substantially equivalent thereto, in each case regardless of whether relating to the extension of credit or the borrowing of money.

“Mailing Date” has the meaning given to such term in Section 2.5(a).

“Material Adverse Effect” means, with respect to any Person, any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects or occurrences, has had or caused or would reasonably be expected to have or cause a material adverse effect on the assets, properties, business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, or that would reasonably be expected to prevent, materially delay or materially impair the ability of such Person to consummate the Merger in the timeframe contemplated hereby, but shall not include (a) facts, circumstances, events, changes, effects or occurrences generally affecting (i) the industry in which such Person and its Subsidiaries operate or (ii) the economy or the financial, securities or credit markets in the U.S. or elsewhere in the world, including any regulatory or political conditions or developments, or any outbreak or escalation of hostilities or declared or undeclared acts of war, terrorism or insurrection, to the extent any such facts, circumstances, events, changes, effects or occurrences do not disproportionately affect the assets, properties, business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, relative to other industry participants, (b) facts, circumstances, events, changes, effects or occurrences to the extent directly resulting from the announcement of the execution of this Agreement or the consummation or the pendency of the Merger (other than any breach, violation, default, event of default or event of acceleration (or any event or circumstance that with notice, lapse of time or both would be or constitute a breach, violation, default, event of default or event of acceleration) or right of first offer, right of first refusal or preferential right to purchase that occurs, becomes exercisable or is otherwise triggered upon or as a result of the execution of this Agreement or the consummation of the Merger), (c) fluctuations in the price or trading volume of shares of any trading stock of such Person (provided, however, that the exception in this clause (c) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying such fluctuation has resulted in, or contributed to, a Material Adverse Effect with respect to such Person), (d) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any changes in Law or in GAAP (or the interpretation thereof) after the date hereof, unless any such changes disproportionately affect the assets, properties, business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, relative to other industry participants, (e) facts, circumstances, events, changes, effects or occurrences resulting from any failure to take any action expressly prohibited by this Agreement, or the specific taking of any action at the written direction or with the written consent of another Party to this Agreement or expressly required by this Agreement, (f) facts, circumstances, events, changes, effects or occurrences resulting from expenses incurred in connection with this Agreement, (g) any Claim made or brought by any holder of Company Common Stock (on the holder’s own behalf or on behalf of the Company) arising out of or related to this Agreement, the Merger or any of the transactions contemplated hereby, or (h) facts, circumstances, events, changes, effects or occurrences resulting from any failure to meet internal or analysts’ estimates or projections (provided that the exception in this clause (h) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, effect or occurrence underlying or causing such failure has resulted in, or contributed to, a Material Adverse Effect).

“Maximum Amount” has the meaning given to such term in Section 5.13(c).

“Maximum Cash Amount” has the meaning given to such term in Section 2.5(d).

“Merger” means the merger of the Company with and into Merger Sub under the DGCL and IBCL, with Merger Sub continuing as the surviving corporation, upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the requirements of the DGCL and IBCL.

“Merger Consideration” has the meaning given to such term in Section 2.4(a)(i).

“Merger Consideration Determination Date” means the fifteenth Business Day prior to the Closing Date (not counting the Closing Date).

“Merger Consideration Press Release” has the meaning given to such term in Section 5.20 (b).

“Merger Sub” has the meaning given to such term in the preamble.

“Merger Sub Charter Documents” has the meaning given to such term in Section 4.1.

“NASDAQ” means The Nasdaq Stock Market.

“Net Debt” means the average, over the thirty-day period ending on the Merger Consideration Determination Date, of the sum of the Company’s then-outstanding (i)Funded Debt; plus (ii) other Company debt, if any, not including ordinary trade payables on each such day determined in accordance with the example and using the same methodologies as set forth on Exhibit 1.1, which sets forth the Net Debt of the Company as of February 24, 2013.

“Net Debt Certificate” has the meaning given to such term in Section 5.20.

“Non-Election Shares” has the meaning given to such term in Section 2.5(b).

“Order” means any order, writ, fine, injunction, decree, judgment, award or enforceable determination of any Governmental Authority.

“Outstanding Shares” shall be the total number of shares of Company Common Stock together with any warrants, options, or other securities that are exercisable for or convertible into Company Common Stock that have not been exercised or converted into Company Common Stock as of Merger Consideration Determination Date.

“Parent” has the meaning given to such term in the preamble.

“Parent Benefit Plan” means a Benefit Plan (a) providing benefits to (i) any current or former employee, officer or director of Parent or any of its Subsidiaries or ERISA Affiliates or (ii) any beneficiary or dependent of any such employee, officer or director, (b) in which any of the foregoing is a participant, (c) that is sponsored, maintained or contributed to by Parent or any of its Subsidiaries or ERISA Affiliates or to which Parent or any of its Subsidiaries or ERISA Affiliates is a party or is obligated to contribute, or (d) with respect to which Parent or any of its Subsidiaries or ERISA Affiliates has any liability, whether direct or indirect, contingent or otherwise.

“Parent Board” means the board of directors of Parent.

“Parent Certificate” means a certificate representing a share or shares of Parent Common Stock or other appropriate evidence of a share or shares of Parent Common Stock issued in book-entry form.

“Parent Charter Documents” has the meaning given to such term in Section 4.1.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent, including the associated preferred stock purchase right issued pursuant to the Parent Rights Agreement.

“Parent Common Stock Value” has the meaning given to such term in Section 2.4(a)(i).

“Parent Companies” means Parent and each of the Parent Subsidiaries.

“Parent Credit Agreement” means the Credit and Security Agreement, dated August 9, 2012, by and among Parent, certain subsidiaries of Parent, Wells Fargo Bank, National Association and the lenders party thereto, as amended.

“Parent Disclosure Letter” has the meaning given to such term in the introduction to Article 4.

“Parent Financial Statements” has the meaning given to such term in Section 4.7(a).

“Parent Incentive Plans” means the Amended and Restated 2006 Equity Incentive Plan and the Long Term Incentive Plan of Parent, each as amended.

“Parent Information” has the meaning given to such term in Section 5.3(a).

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Meeting” means a meeting of the stockholders of Parent duly called and held for the purposes set forth in the Proxy Statement/Prospectus, including the Parent Proposal.

“Parent Minority Approval” has the meaning given to such term in Section 6.1(b).

“Parent Permits” has the meaning given to such term in Section 4.5(b).

“Parent Preferred Stock” means the preferred stock of Parent, par value $0.01 per share.

“Parent Proposal” means the proposal to approve the issuance of Parent Common Stock in the Merger, which proposal is to be presented to the stockholders of Parent in the Proxy Statement/Prospectus.

“Parent Regulatory Filings” has the meaning given to such term in Section 4.6(b).

“Parent Reports” has the meaning given to such term in Section 4.7(a).

“Parent Representative” means a Representative of Parent or its Subsidiaries.

“Parent Revised Offer” has the meaning given to such term in Section 5.4(e)(ii).

“Parent Stock Consideration” has the meaning given to such term in Section 2.4(a)(i).

“Parent Subsidiary” means a Subsidiary of Parent identified on the Parent Disclosure Letter.

“Parent Subsidiary Charter Documents” means the certificate of incorporation, articles of incorporation, certificate of formation, certificate of limited partnership, bylaws, limited liability company agreement, operating agreement, partnership agreement or other governing or organizational documents of each of the Parent Subsidiaries.

“Parent Tontine Affiliates” means those affiliates of Tontine Capital Management, L.L.C. that own common stock of Parent.

“Parties” has the meaning given to such term in the Recitals.

“Party” has the meaning given to such term in the Recitals.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established and described in the applicable Disclosure Letter, (b) Liens in connection with workmen’s compensation, unemployment insurance or other social security, old age pension or public liability obligations not yet due or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established and described in the applicable Disclosure Letter, (c) operators’, vendors’, suppliers’, carriers’, warehousemen’s, repairmen’s, mechanics’, workmen’s, materialmen’s, or construction Liens (during repair or upgrade periods) or other like Liens arising by operation of Law in the ordinary course of business or statutory landlord’s Liens, each of which is in respect of obligations that have not been outstanding more than 90 days (so long as no action has been taken to file or enforce such Liens within said 90-day period) or which are being contested in good faith, (d) Liens described in the applicable Disclosure Letter or (e) any other Lien, encumbrance or other imperfection of title that does not materially affect the value or use of the property subject thereto.

“Person” means any natural person, corporation, company, limited or general partnership, joint stock company, joint venture, association, limited liability company, trust, bank, trust company, land trust, business trust or other entity or organization, regardless of whether a Governmental Authority.

“Proxy Statement/Prospectus” means the joint proxy statement in definitive form relating to the Company Meeting and the Parent Meeting, which joint proxy statement will be included in the prospectus contained in the Registration Statement.

“Registration Statement” means the Registration Statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock in the Merger.

“Regulatory Filings” has the meaning given to such term in Section 5.8(a).

“Related Documents” has the meaning given to such term in Section 3.2(a).

“Representative” means any director, officer, employee, agent, advisor (including legal, accounting and financial advisors) or other representative.

“Required Company Vote” has the meaning given to such term in Section 3.23.

“Required Parent Vote” has the meaning given to such term in Section 4.15.

“Responsible Officers” means, with respect to each Party, the Chief Executive Officer and the Chief Financial Officer or, in the case of the Company, the Chief Accounting Officer, of such Party.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Stock Designated Shares” has the meaning given to such term in Section 2.5(d).

“Stock Election Shares” has the meaning given to such term in Section 2.5(b).

“Subsidiary” means for any Person at any time (a) any corporation of which such Person owns, either directly or through its Subsidiaries, a majority of the total combined voting power of all classes of voting securities of such corporation, or (b) any partnership, association, joint venture, limited liability company or other business organization, regardless of whether such constitutes a legal entity, in which such Person directly or indirectly owns a majority of the total Equity Interests, or, in the case of a limited partnership, a majority of the total equity interests of the general partner of such limited partnership.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all percentages used in the definition of Acquisition Proposal increased to 75% for purposes of this definition) made by a Third Party after the date of this Agreement through the Effective Time (or such earlier date that this Agreement is terminated in accordance with the terms set forth herein), if the Company Board determines in good faith (after considering the advice of its independent financial advisors and its outside legal counsel and taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal) that such Acquisition Proposal is more favorable to the holders of the Company Common Stock than the transactions contemplated by this Agreement taking into account (a) any amounts payable pursuant to Section 7.3 and any Parent Revised Offer, and (b) the anticipated timing, conditions (including any financing condition) and prospects for completion of such Acquisition Proposal.

“Surviving Corporation” has the meaning given to such term in Section 2.2.

“Tax” or “Taxes” (including with correlative meaning, “Taxable”) means (a) any federal, foreign, state, local or other tax, assessment, duty, fee, levy or other governmental charge of any kind whatsoever imposed by a taxing authority, together with and including, without limitation, any and all interest, fines, penalties, assessments and additions to tax resulting from, relating to, or incurred in connection with any such tax or any contest or dispute thereof, (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of being a member of a consolidated, affiliated, unitary or combined group with any other corporation or entity at any time prior to and through the Closing Date, and (c) any liability for the payment of any amount of the type described in the preceding clauses (a) or (b) as a result of a contractual obligation to any other Person or of transferee, successor or secondary liability.

“Tax Return” means any report, return, document, declaration or other information (including any attached schedules and any amendments to such report, return, document, declaration or other information) required to be supplied to or filed with any tax authority with respect to any Tax, including an information return and any document with respect to or accompanying payments, deposits or estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Termination Date” means August 31, 2013 or such later date to which the “Termination Date” shall be extended pursuant to Section 5.5.

“Third Party” means a Person other than any of the Acquired Companies or any of the Parent Companies.

“Treasury Regulations” means the regulations promulgated by the United States Treasury Department under the Internal Revenue Code.

“U.S.” means the United States of America.

“Voting Debt” of any Person, means any bonds, debentures, promissory notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for Equity Interests having the right to vote) with the stockholders of such Person on any matter.

Section 1.2 References, Construction and Titles.

(a) All references in this Agreement to Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement, unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection or subdivision unless expressly so limited. The words “this Article” and “this Section,” and words of similar import, refer only to the Article or Section hereof in which such words occur.

(b) The word “or” is not exclusive, and the word “including” (in its various forms) means including without limitation. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires.

(c) The Parties have participated jointly in negotiating and drafting this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision(s) of this Agreement.

(d) Provisions hereof referring to delivery of documents by one Party to another Party prior to the date hereof shall be deemed to refer to either actual physical delivery of such documents or making such documents available for review in a data room or computer based virtual data room at least three Business Days prior to the date hereof.

Article 2

The Merger

Section 2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of this Agreement, the Certificate of Merger, the DGCL and the IBCL, at the Effective Time, the Company shall be merged with and into Merger Sub.

Section 2.2 Effect of the Merger. Upon the effectiveness of the Merger, the separate corporate existence of the Company shall cease and Merger Sub shall be the surviving entity in the Merger (referred to from time to time herein as the “Surviving Corporation”). Merger Sub shall continue its corporate existence under the Laws of the State of Delaware with all its rights, privileges, immunities and franchises continuing unaffected by the Merger. The Merger shall have the effects specified in this Agreement, the DGCL and the IBCL.

Section 2.3 Governing Instruments, Directors and Officers of the Surviving Corporation.

(a) The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until subsequently amended in accordance with applicable Law.

(b) The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until subsequently amended in accordance with applicable Law.

(c) The directors and officers of Merger Sub at the Effective Time shall continue as directors and officers, respectively, of the Surviving Corporation from the Effective Time until their respective successors have been duly elected or appointed in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

Section 2.4 Conversion of Securities.

(a) Company Common Stock.

(i) At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any holder thereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares and shares to be cancelled pursuant to Section 2.4(b)) shall be converted into the right to receive, at the election of the holder as provided in and subject to Section 2.5, either (1) a per-share dollar amount, which amount shall not be less than $1.415 per share, equal to the quotient of (i) the excess of Enterprise Value over Net Debt divided by (ii) the number of Outstanding Shares, in cash (without interest) (the “Cash Consideration”) or (2) a number (which may be less than one) of fully paid and nonassessable shares of Parent Common Stock (the “Parent Stock Consideration”) equal to the Exchange Ratio. “Exchange Ratio” means the fraction, expressed as a decimal, calculated to the nearest one-ten thousandth, the numerator of which is (x) the Cash Consideration, and the denominator of which is (y) the Parent Common Stock Value; provided, however, that: (i) if the Parent Common Stock Value is less than $4.024 per share, then the Parent Common Stock Value shall be $4.024; and (ii) if the Parent Common Stock Value is greater than $6.036 per share, then the Parent Common Stock Value shall be $6.036. “Parent Common Stock Value” means the volume-weighted average of the sale prices per share of Parent Common Stock as reported by the NASDAQ for the 60 consecutive trading days ending with the Merger Consideration Determination Date. The Parent Stock Consideration using the Exchange Ratio shall be calculated to the nearest one-ten thousandth of a share of Parent Stock and the Parent Common Stock Value shall be calculated to the nearest one-tenth of one cent. The Cash Consideration and the Parent Stock Consideration to be received by the holders of Common Stock hereunder (together with the cash in lieu of fractional shares of Parent Common Stock as specified below) are referred to herein collectively as the “Merger Consideration.”

(ii) Each share of Company Common Stock, when so converted at the Effective Time, shall automatically be cancelled and retired, shall cease to exist and shall no longer be outstanding; each Company Certificate that, immediately prior to the Effective Time, represented any such shares (other than any Company Certificate representing Dissenting Shares or shares to be cancelled pursuant to Section 2.4(b)) shall thereafter represent the right to receive the Merger Consideration therefor; and the holder of any Company Certificate shall cease to have any rights with respect to such Company Common Stock, except the right to receive the Merger Consideration (along with any cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.6(g) and any unpaid dividends and distributions with respect to such shares of Parent Common Stock as provided in Section 2.6(e)), without interest, upon the surrender of such Company Certificate in accordance with Section 2.6(b).

(b) Company Treasury Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any holder thereof, all shares of Company Common Stock that are held immediately prior to the Effective Time by the Company, by Parent or Merger Sub or by any direct or indirect wholly owned Subsidiary of Parent or the Company shall be cancelled and retired without any conversion and shall cease to exist, and no Merger Consideration shall be paid or payable in exchange therefor.

(c) Company Stock Options. Following the execution of this Agreement, under the terms of the Company Incentive Plans, all outstanding Company Stock Options shall be exercisable in full. Consistent with the Company Incentive plan, the Board of Directors of the Company shall select and give notice to all holders of Company Stock Options beginning and ending dates between which such Options may be exercised. Any Company Stock Options not exercised before the ending date so selected and published shall be cancelled by the Company.

(d) Company Restricted Stock. Immediately prior to the Effective Time, each share of Company Common Stock then outstanding that is unvested or is subject to a repurchase option, risk of forfeiture or other condition or restriction under any Company Incentive Plans or any applicable restricted stock purchase agreement or other agreement with the Company (“Company Restricted Stock”) shall be immediately vested and become free of such conditions or restrictions and the holder thereof shall be entitled to receive the Merger Consideration upon surrender of the Company Certificate(s) representing such shares of Company Common Stock to the Exchange Agent.

(e) Dissenting Shares. Dissenting Shares shall not be converted into or represent the right to receive any Merger Consideration, but instead shall represent only the right to receive the amount determined pursuant to the provisions of Section 23-1-44 et seq. of the IBCL. At the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holder thereof shall cease to have any rights with respect thereto, except the right to receive the amount determined pursuant to the provisions of Section 23-1-44 et seq. of the IBCL, unless a Dissenting Stockholder holding particular Dissenting Shares has failed to perfect or lost his right to receive, or has effectively withdrawn his demand for, the fair value of such shares under the IBCL. If a Dissenting Stockholder has so failed to perfect or lost his right to receive, or has effectively withdrawn his demand for, the amount determined under Section 23-1-44 et seq. of the IBCL, then the shares of Company Common Stock held by such holder shall cease to be Dissenting Shares and shall entitle such holder to receive the Merger Consideration in respect of such shares as provided in Section 2.4(a)(i), and promptly following the occurrence of such event and upon the surrender of the Company Certificate(s) representing such shares, the Exchange Agent and the Surviving Corporation (as applicable) shall deliver to such holder the Merger Consideration in respect of such shares. The Company shall comply with those provisions of Section 23-1-44 et seq. of the IBCL which are required to be performed by the Company prior to the Effective Time to the reasonable satisfaction of Parent. The Company shall give Parent (A) prompt notice of any written demands to exercise dissenter’s rights with respect to any shares of Company Common Stock under the IBCL actually received by the Company, any withdrawals of any such demands and any other documents or instruments received by the Company relating to dissenter’s rights and (B) an opportunity to participate at its own expense in all negotiations and proceedings with respect to demands for fair value under the IBCL. The Company shall not, except with the prior written consent of Parent (which consent may be given or withheld by Parent in its sole discretion), voluntarily make any payment with respect to demands for fair value under the IBCL or offer to settle or settle any such demands.

(f) Certain Adjustments. If between the date of this Agreement and the Effective Time, regardless of whether permitted pursuant to the terms of this Agreement, the outstanding Parent Common Stock or Company Common Stock shall be changed into a different number or type of securities by reason of any stock split, combination, merger, consolidation, reorganization or other similar transaction, or any distribution of shares of Parent Common Stock or Company Common Stock shall be declared with a record date within such period, the Merger Consideration shall be appropriately adjusted to provide the holders of Company Common Stock and Company Restricted Stock with the same economic effect as was contemplated by this Agreement prior to giving effect to such event.

Section 2.5 Election Procedures.

(a) Election Form. An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates theretofore representing shares of the Company Common Stock shall pass, only upon proper delivery of such Company Certificates to the Exchange Agent) in such form as Parent and the Company shall mutually agree (the “Election Form”) and pursuant to which each holder of record of shares of the Company Common Stock as of the close of business on the Election Form Record Date may make an election pursuant to this Section 2.5, shall be mailed at the same time as the Proxy Statement/Prospectus or at such other time as the Company and Parent may agree (the date on which such mailing is commenced or such other agreed date, the “Mailing Date”) to each holder of record of the Company Common Stock as of the close of business on the record date for notice of the Company Meeting (the “Election Form Record Date”). Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of the Company Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(b) Election; Election Deadline. Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Dissenting Shares, to specify (i) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Parent Stock Consideration (“Stock Election Shares”), (ii) the number of shares of such holder’s Company Common Stock with respect to which such holder elects to receive the Cash Consideration (“Cash Election Shares”), or (iii) that such holder makes no election with respect to such holder’s Company Common Stock (“Non-Election Shares”), in each case subject to the provisions of Section 2.5(d). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the later of (x) the 33rd day following the Mailing Date, (y) fifth Business Day following the dissemination of the Merger Consideration Press Release and (z) such other time and date as the Company and Parent shall agree (the “Election Deadline”) (other than any shares of the Company Common Stock that constitute Dissenting Shares as of such time) shall be deemed to be Non-Election Shares. Any holder of Non-Election Shares shall be deemed to have made an election to receive the Parent Stock Consideration. Parent and the Company may agree to extend such deadline to such other date as is agreed to by Parent and the Company, and the Company and Parent shall make a public announcement of such new Election Deadline, if any.

(c) Proper Election; Revocation. Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Company Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Company Certificates or the guaranteed delivery of such Company Certificates) representing all shares of the Company Common Stock covered by such Election Form, together with duly executed transmittal materials or other documentation included in the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of the Company Common Stock represented by such Election Form shall become Non-Election Shares and Parent shall cause the Company Certificates, if any, representing the Company Common Stock to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of the applicable shares of the Company Common Stock. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

(d) Cash Election Shares Greater than Maximum Cash Amount. If the aggregate cash amount that would be paid upon the conversion of the Cash Election Shares in the Merger is greater than the Maximum Cash Amount, then the Exchange Agent shall select from among the Cash Election Shares, by a pro rata selection process, a sufficient number of shares (“Stock Designated Shares”) such that the aggregate cash amount that will be paid in the Merger in respect of the Cash Election Shares that are not Stock Designated Shares equals as closely as practicable the Maximum Cash Amount, and each share of Company Common Stock that is a Stock Designated Share shall be converted into the right to receive the Parent Stock Consideration. For purposes of this Agreement, “Maximum Cash Amount” shall mean the product obtained by multiplying (x) the Cash Consideration by (y) 50% of the number of shares of Company Common Stock outstanding immediately prior to the Effective Time. Notwithstanding anything in this Agreement to the contrary, for purposes of determining the allocations set forth in this Section 2.5, Parent shall have the right, but not the obligation, to require that any shares of Company Common Stock that constitute Dissenting Shares as of the Election Deadline be treated as Cash Election Shares, although no such shares shall be subject to any of the pro rata selection processes contemplated by this Section 2.5.

Section 2.6 Surrender of Company Certificates; Stock Transfer Books

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably satisfactory to the Company to act as agent (the “Exchange Agent”) for the holders of Company Common Stock to receive the Merger Consideration to which holders of Company Common Stock shall become entitled pursuant to Section 2.4(a) or 2.4(d). Promptly following the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of the Company Common Stock, (a) Parent Certificates representing sufficient shares of Parent Common Stock to pay the Parent Stock Consideration with respect to all Stock Election Shares, Non-Election Shares and Stock Designated Shares and (b) sufficient cash or immediately available funds to pay the Cash Consideration with respect to all Cash Election Shares (less the number of Stock Designated Shares). Such shares of Parent Common Stock and such funds are referred to herein as the “Exchange Fund.” The Exchange Agent, pursuant to irrevocable instructions consistent with the terms of this Agreement, shall deliver the Parent Common Stock and the cash portion of the aggregate Merger Consideration to be issued or paid pursuant to Section 2.4(a) or 2.4(d) out of the Exchange Fund, and the Exchange Fund shall not be used for any other purpose whatsoever. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder. Such funds in the Exchange Fund shall be invested by the Exchange Agent as directed by the Surviving Corporation; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $100 million (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise); provided, however, that no loss on any investment made pursuant to this Section 2.6 shall affect the Merger Consideration payable to the holders of Company Common Stock, and following any losses, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Common Stock in the amount of any such losses.

(b) Surrender of Company Certificates. Promptly after the Effective Time, Parent shall cause the Surviving Corporation to mail to each person who was, at the Effective Time, a holder of record of Company Common Stock a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent and which shall be in customary form and agreed to by Parent and the Company prior to the Effective Time) and instructions for use in effecting the surrender of the Company Certificates in exchange for payment of the Merger Consideration pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a Company Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions, (i) the holder of such Company Certificate shall be entitled to receive in exchange therefor, in accordance with its election (or non-election, as the case may be) and the provisions of Section 2.5(d), a Parent Certificate representing the number of whole shares of Parent Common Stock and/or the cash that such holder has the right to receive pursuant to Sections 2.4(a), 2.4(d) and 2.5(d), any cash in lieu of fractional shares of Parent Common Stock as provided in Section 2.6(g), and any unpaid dividends and distributions that such holder has the right to receive pursuant to Section 2.6(e) (after giving effect to any required withholding of taxes); and (B) such Company Certificate shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Company Certificate for the benefit of the holder of such Company Certificate. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Company Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the Company Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment to a person other than the registered holder of the Company Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the distribution of the Merger Consideration.

(c) Termination of Exchange Fund. At any time following one year after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds and shares of Parent Common Stock in the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Company Common Stock (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it) and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration (along with cash in lieu of fractional shares or unpaid dividends or distributions, if any) that may be payable upon due surrender of the Company Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a share of Company Common Stock for any Merger Consideration delivered in respect of such share to a public official pursuant to any applicable abandoned property, escheat or other similar law. Any amounts remaining unclaimed by former holders of Company Common Stock as of the date immediately prior to the time at which such amounts would otherwise escheat to or become property of any governmental entity shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(d) Stock Transfer Books. At the close of business on the day of the Effective Time, the stock transfer books of the Company shall be closed and, thereafter, there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Stock except as otherwise provided herein or by applicable law. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock (along with any cash in lieu of fractional shares and any unpaid dividends and distributions that such holder has the right to receive under this Agreement) may be issued or paid to a transferee if the Company Certificate representing such shares of Company Common Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer, including such signature guarantees as Parent or the Exchange Agent may request, and to evidence that any applicable stock transfer Taxes have been paid.

(e) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate. Subject to the effect of applicable Law: (i) at the time of the surrender of a Company Certificate for exchange in accordance with the provisions of this Section 2.6, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date on or prior to surrender) not theretofore paid with respect to the number of whole shares of Parent Common Stock that such holder is entitled to receive (less the amount of any withholding Taxes that may be required with respect thereto); and (ii) at the appropriate payment date and without duplicating any payment made under clause (i) above, there shall be paid to the surrendering holder, without interest, the amount of dividends or other distributions (having a record date after the Effective Time but on or prior to surrender and a payment date subsequent to surrender) payable with respect to the number of whole shares of Parent Common Stock that such holder receives (less the amount of any withholding Taxes that may be required with respect thereto).

(f) No Further Ownership Rights in Company Common Stock. The Merger Consideration issued and paid upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof (including any cash in lieu of fractional shares and any unpaid dividends and distributions payable pursuant to the terms of this Agreement) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.

(g) Treatment of Fractional Shares. No Parent Certificates or scrip representing fractional shares of Parent Common Stock shall be issued in the Merger and, except as provided in this Section 2.6(g), no dividend or other distribution, stock split or interest shall relate to any such fractional share, and such fractional share shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of any fractional share of Parent Common Stock to which a holder of Company Common Stock would otherwise be entitled (after taking into account all Company Certificates delivered by or on behalf of such holder), such holder, upon surrender of a Company Certificate as described in this Section 2.6, shall be paid an amount in cash to the nearest whole cent (without interest) determined by multiplying (i) the Parent Common Stock Value by (ii) the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled, in which case Parent shall make available to the Exchange Agent, in addition to any other cash being provided to the Exchange Agent pursuant to Section 2.6(a), the amount of cash necessary to make such payments. The Parties acknowledge that payment of cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained for consideration but represents merely a mechanical rounding off for purposes of simplifying the problems that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

(h) Lost, Stolen, or Destroyed Company Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed, and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any Claims that may be made against it with respect to such Company Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificate the Merger Consideration (along with any cash in lieu of fractional shares payable pursuant to Section 2.6(g) and any unpaid dividends and distributions payable pursuant to Section 2.6(e), without interest) deliverable with respect thereto pursuant to this Agreement.

Section 2.7 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Andrews Kurth LLP, 600 Travis, Suite 4200, Houston, Texas 77002 as soon as practicable after 10:00 a.m., local time, on the first Business Day immediately following the day on which all of the conditions set forth in Article 6 have been satisfied or waived (by the party entitled to waive the condition) (except for those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions) or (b) at such other time, date or place as the Parties may agree. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

Section 2.8 Effective Time of the Merger. The Merger shall become effective (the “Effective Time”) at the time the Certificate of Merger is accepted for filing by the Delaware Secretary of State, or at such time thereafter as is permitted by law, agreed by the Parties and provided in the Certificate of Merger. At the Closing, the Certificate of Merger shall be filed with the Secretaries of State of the State of Delaware and the State of Indiana.

Section 2.9 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, real estate and other property, rights, privileges, powers and franchises of either of Merger Sub or the Company, the officers and directors of the Surviving Corporation are fully authorized, in the name of the Surviving Corporation or otherwise to take, and shall take, all such lawful and necessary action.

Section 2.10 Withholding. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as are required to be deducted or withheld under the Internal Revenue Code or any provision of state, local or foreign Tax Law with respect to the making of such payment (including withholding shares of Parent Common Stock). Any such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made.

Article 3

Representations and Warranties of the Company

As an inducement for Parent and Merger Sub to enter into this Agreement, the Company hereby makes the following representations and warranties to Parent and Merger Sub; provided, however, that such representation and warranties shall be subject to and qualified by (a) the disclosure schedule delivered by the Company to Parent as of the date hereof (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein) (the “Company Disclosure Letter”) (it being understood that the disclosure of any fact or item in any section of the Company Disclosure Letter shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section to the extent that such disclosure is made in a manner that makes its relevance to the other section reasonably apparent) or (b) information contained in the Company Reports (excluding any exhibits thereto) filed with the SEC prior to the date hereof (but only to the extent that such disclosure on its face appears to constitute information that could reasonably be deemed a qualification or exception to the following representations and warranties):

Section 3.1 Corporate Existence; Good Standing; Corporate Authority. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Indiana. The Company is duly qualified to conduct business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership, operation or lease of its property or the nature of its business requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Company Material Adverse Effect. The Company has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is currently being conducted. The Company has delivered to Parent true, accurate and complete copies of the Amended and Restated Articles of Incorporation (including any and all certificates of designation or other documentation relating to Company Preferred Stock) and Amended and Restated Code of By-Laws of the Company, each as amended to date (the “Company Charter Documents”), and each Company Charter Document is in full force and effect, has not been further amended or modified and has not been terminated, superseded or revoked. The Company is not in violation of its Company Charter Documents.

Section 3.2 Authorization, Validity and Effect of Agreements. (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and all other agreements, instruments, certificates and documents contemplated hereunder (collectively, the “Related Documents”) to which it is, or will become, a party, to perform its obligations hereunder and thereunder and to consummate the Merger and all other transactions contemplated hereunder and thereunder, subject to the approval of the Company Proposal by the Company’s stockholders. The execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Merger and the other transactions contemplated hereunder and thereunder have been duly authorized by all requisite corporate action on behalf of the Company, and no other corporate proceedings by the Company are necessary to authorize the execution and delivery of this Agreement or the Related Documents or to consummate the Merger and the other transactions contemplated hereunder or under the Related Documents, except for the receipt of the Required Company Vote, receipt of Company Minority Approval and the filing of the Certificate of Merger pursuant to the DGCL and the IBCL.

(b) This Agreement and each of the Related Documents to which the Company is a party have been or will be duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof and thereof by Parent and Merger Sub to the extent Parent or Merger Sub, as the case may be, is a party hereof and thereof, constitute or will constitute the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 3.3 Capitalization.

(a) The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock and 800,000 shares of Company Preferred Stock. As of the close of business on March 12, 2013, there were (i) 11,785,826 issued and 11,683,987 outstanding shares of Company Common Stock, (ii) 22,000 shares of Company Restricted Stock issued but held in reserve, (iii) 123,839 shares of Company Common Stock held by the Company in its treasury, and (iv) no issued or outstanding shares of Company Preferred Stock. The stockholders of the Company previously approved a 2005 Stock Option Plan, as amended (the “Company Incentive Plan”). As of the close of business on March 12, 2013, 200,000 shares of Company Common Stock were reserved for future issuance pursuant to Company Stock Options under the Company Incentive Plan. As of the close of business on March 12, 2013, there were outstanding options to purchase 82,000 shares of Company stock, including options to purchase 81,000 shares of Company stock at an exercise price lower than the Cash Consideration. As of the close of business on March 12, 2013, there were 118,000 shares of Company Common Stock remaining available for the grant of awards under the Company Incentive Plan. As of the close of business on March 12, 2013, there were warrants to purchase 9,079 shares of Company Common Stock outstanding, at an exercise price lower than the Cash Consideration. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company. All shares of Company Common Stock are, and all shares of Company Common Stock which may be issued and outstanding immediately prior to the Effective Time as permitted under this Agreement shall be when issued, duly authorized, validly issued, fully paid and nonassessable shares of Company Common Stock and not subject to any preemptive rights.

(b) The Company has no outstanding Voting Debt. Other than the Company Stock Options referenced above, the Company and its Subsidiaries have not issued, sold, granted or delivered, are not obligated to issue, sell, grant or deliver (or to cause to be issued, sold, granted or delivered), and are not a party to any Contract or other obligation to issue, sell, grant or deliver, any Equity Interest or Voting Debt of the Company or any of its Subsidiaries. There are no outstanding or authorized (i) contractual or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Interest of the Company or any of its Subsidiaries or any such securities or agreements referred to in the prior sentence or (ii) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries.

Section 3.4 Subsidiaries.

(a) Each Company Subsidiary is a corporation or other legal entity duly organized or constituted and validly existing under the Laws of its jurisdiction of incorporation, organization or formation. Each Company Subsidiary has all requisite corporate, limited liability company, partnership or other business power and authority to own or lease and operate its properties and assets and to carry on its business as currently conducted. Each Company Subsidiary is duly qualified to conduct business and is in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership or lease and operation of its property or the nature of its business requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Company Material Adverse Effect. All of the outstanding shares of capital stock of, or other Equity Interests in, each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by the Company free and clear of all Liens, except for Liens granted under the Company Credit Agreement.

(b) Section 3.4(b) of the Company Disclosure Letter sets forth all of the Company Subsidiaries. The Company Subsidiaries are not in violation of their respective Company Subsidiary Charter Documents.

Section 3.5 Compliance with Laws; Permits. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, and except for (x) matters relating to Taxes, which are treated exclusively in Section 3.10, (y) matters relating to Company Benefit Plans, which are treated exclusively in Section 3.11 and (z) matters arising under Environmental, Health and Safety Laws, which are treated exclusively in Section 3.13:

(a) Neither the Company nor any Company Subsidiary is in violation of any applicable Law relating to its business or the ownership or operation of any of its assets, and no Claim is pending or, to the Knowledge of the Company, threatened with respect to any such matters;

(b) The Company and each Company Subsidiary hold all permits, licenses, certifications, variations, exemptions, Orders, franchises, registrations, filings, approvals, authorizations or other required grant of operating authority required by any Governmental Authority necessary for the conduct of their respective businesses (the “Company Permits”). All Company Permits are in full force and effect and there exists no default thereunder or breach thereof, and the Company has no notice or Knowledge that such Company Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or to the Knowledge of the Company, threatened to give, notice of any action to terminate, cancel or reform any Company Permits; and

(c) The Company and each Company Subsidiary possess all Company Permits required for the present ownership or lease, as the case may be, and operation of all Company Real Property, and there exists no default or breach with respect to, and no Person, including any Governmental Authority, has taken or, to the Knowledge of the Company, threatened to take, any action to terminate, cancel or reform any such Company Permit pertaining to the Company Real Property.

Section 3.6 No Violations; Consents.

(a) Assuming that the consents and approvals referred to in Section 3.6(b) are duly and timely made or obtained and that Company Proposal is approved by the requisite vote or approval of Company stockholders, the execution and delivery by the Company of this Agreement and the Related Documents, the performance of the Company’s obligations hereunder and thereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will not (i) violate any provisions of the Company Charter Documents, (ii) violate any provisions of the Company Subsidiary Charter Documents of any Company Subsidiary, (iii) violate, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, impair the Company’s rights under, alter the rights or obligations of third parties under, result in the termination of or in a right of termination or cancellation of, give rise to a right of purchase under, or accelerate the performance required by, any Contract by which the Company or any of its Subsidiaries is bound or to which any of their properties is subject, (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or its Subsidiaries under any Contract by which the Company or any of its Subsidiaries is bound or to which any of their properties is subject, (v) result in any Contract by which the Company or any of its Subsidiaries is bound or to which any of their properties is subject being declared void, voidable, or without further binding effect or (vi) contravene or constitute a violation of any provision of any applicable Law binding upon or applicable to the Company or any of its Subsidiaries, other than, in the cases of clauses (iii) through (vi), any such violations, breaches, defaults, impairments, alterations, terminations, cancellations, purchase rights, accelerations, Liens or declarations that, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

(b) Neither the execution and delivery by the Company of this Agreement or any Related Document nor the consummation by the Company of the Merger and the other transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will require any consent, approval or authorization of, notice to or filing or registration with any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretaries of State of the State of Delaware and the State of Indiana and the filing of other documents required to be filed as a result of the Merger with the relevant Governmental Authorities in the states and foreign jurisdictions in which Company or any Company Subsidiary is qualified to conduct business, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act, and such reports under the Exchange Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, and the filing and effectiveness of the Registration Statement and (iii) filings required under federal and state securities or “Blue Sky” Laws, applicable non-U.S. Laws or the rules of any exchange on which the Company Common Stock may be listed or admitted to trading ((i), (ii) and (iii), collectively, the “Company Regulatory Filings”), except for any such consents, approvals, authorizations, filings, notifications or registrations the absence or omission of which, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

Section 3.7 SEC Documents.

(a) The Company has filed with the SEC all documents required to be so filed by it since January 1, 2011 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to Parent each registration statement, periodic or other report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Company Reports”). As used in this Section 3.7, the term “file” shall include any reports on Form 8-K furnished to the SEC. As of its respective date or, if amended by a subsequent filing prior to the date hereof, on the date of such filing, each Company Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act. There are no outstanding or unresolved comments to any comment letters received by the Company from the SEC and, to the Knowledge of the Company, none of the Company Reports is the subject of any ongoing review by the SEC. Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and stockholders’ equity included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presented in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of the Company and its Subsidiaries for the periods set forth therein, subject, in the case of unaudited interim financial statements, to normal and year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (such consolidated balance sheets and consolidated statements of operations, cash flows and changes in stockholders’ equity, each including the notes and schedules thereto, the “Company Financial Statements”). The Company Financial Statements (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates and (ii) were prepared in accordance with GAAP consistently applied during the periods involved, except as may be noted in the Company Financial Statements or as permitted by the SEC for reports on Form 10-Q or Form 8-K.

(b) The Company has not entered into or modified any loans or arrangements with its officers and directors in violation of Section 402 of SOX. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. The management of the Company has completed its assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended December 31, 2012, and such assessment concluded that such controls were effective. The Company has disclosed, based on the most recent evaluations by its chief executive officer and its chief financial officer, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses (as such terms are defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in the design or operation of internal controls over financial reporting and (B) any fraud, regardless of whether material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(c) Since January 1, 2011, to the Knowledge of the Company, none of the Company, any of its Subsidiaries or any director, officer, employee, auditor, accountant or representative of the Company or any of its

Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, including any complaint, allegation, assertion or Claim that the Company or any of its Subsidiaries has a material weakness (as such terms is defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in its internal control over financial reporting.

(d) The Company is in compliance in all material respects with all applicable listing and corporate governance requirements of any securities exchange on which the Company Common Stock is listed or admitted to trading and is in compliance in all material respects with all applicable rules, regulations and requirements of SOX.

Section 3.8 Litigation. There is no litigation, arbitration, mediation, action, suit, claim, proceeding or investigation, whether legal or administrative, pending against the Company or any of its Subsidiaries or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries or any of their respective assets, properties or operations, at Law or in equity, before or by any Governmental Authority or any Order of any Governmental Authority that, individually or in the aggregate, and taking into consideration the aggregate amounts reserved for any such matters in the Company’s consolidated balance sheet at December 31, 2012, constitutes a Company Material Adverse Effect.

Section 3.9 Absence of Company Material Adverse Effect and Certain Other Changes. Since December 31, 2012, there has not been (a) any Company Material Adverse Effect, (b) any material change by the Company or any of its Subsidiaries, when taken as a whole, in any of their accounting methods, principles or practices or any of their Tax methods, practices or elections, (c) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock or other Equity Interest of the Company or any redemption, purchase or other acquisition of any of its Equity Interests, or (d) except in the ordinary course of business consistent with past practice, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan.

Section 3.10 Taxes.

(a) Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect:

(i) The Acquired Companies have timely filed, or have caused to be timely filed on their behalf, all Tax Returns required to be filed by or on behalf of the Acquired Companies (including any Tax Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that included the Acquired Companies) in the manner prescribed by applicable Law. All such Tax Returns are complete and correct. The Acquired Companies have timely paid (or the Company has paid on each Company Subsidiary’s behalf) all Taxes due and owing, and, in accordance with GAAP, each of the Acquired Companies has established adequate reserves (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes not yet due and payable by the Acquired Companies through the date hereof.

(ii) None of the Acquired Companies is under audit or examination by any tax authority with respect to any Taxes for which any of the Acquired Companies would be liable. Each assessed deficiency resulting from any audit or examination relating to Taxes by any tax authority has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Acquired Companies.

(iii) Since January 1, 2011, the Acquired Companies have not made or rescinded any material election relating to Taxes or settled or compromised any Claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to any Taxes, or, except as may be required by applicable Law, made any change to any of their methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of their most recently filed federal Tax Returns.

(iv) The Acquired Companies do not have any liability for any Tax under Treasury Regulation Section 1.1502-6 or any similar provision of any other Tax Law, except for Taxes of the Acquired Companies and the affiliated group of which the Company is the common parent, within the meaning of Section 1504(a)(1) of the Internal Revenue Code or any similar provision of any other Tax Law.

(v) None of the Acquired Companies has executed or entered into any agreement or other document extending, or having the effect of extending, the period of assessment or collection of any material Taxes and no power of attorney with respect to any such Taxes has been executed or filed with any tax authority by or on behalf of the Acquired Companies.

(vi) Except for statutory Liens for Taxes not yet due, no Liens for Taxes exist with respect to any assets or properties of the Acquired Companies.

(vii) No Acquired Company is a party to or bound by any Tax sharing agreement, Tax indemnity obligation or agreement or arrangement with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any tax authority).

(viii) The Acquired Companies have complied with all applicable Laws relating to the payment and withholding of Taxes (including, without limitation, withholding of Taxes pursuant to Sections 1441, 1442 and 3402 of the Internal Revenue Code or similar provisions of any other Tax Law) and have, within the time and the manner prescribed by applicable Law, withheld from and paid over to the proper tax authorities all amounts required to be so withheld and paid over under applicable Tax Law.

(ix) No Acquired Company is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code.

(x) No Acquired Company shall be required to include in a Taxable period ending after the Closing Date any item of income that accrued in a prior Taxable period but was not recognized in any prior Taxable period as a result of the installment method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Internal Revenue Code or comparable provisions of any other Tax Law.

(xi) No Acquired Company has participated in any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4.

(b) No Acquired Company has been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Internal Revenue Code during the two year period ending on the date hereof.

Section 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter contains a list of all the Company Benefit Plans. The Company has provided or made available to Parent true and complete copies of the Company Benefit Plans and, if applicable, all amendments thereto, the most recent trust agreements, the Forms 5500 for the prior three years, the most recent IRS determination or opinion letters, summary plan descriptions, any summaries of material modifications provided to participants since the most recent summary plan descriptions, material notices to participants, funding statements, annual reports and actuarial reports, if applicable, and all correspondence with any Governmental Authority for each Company Benefit Plan.

(b) There has been no “reportable event,” as that term is defined in Section 4043 of ERISA, with respect to the Company Benefit Plans subject to Title IV of ERISA for which the 30-day reporting requirement has not been waived that, individually or in the aggregate with other reportable events, constitutes a Company Material Adverse Effect; to the extent applicable, the Company Benefit Plans comply in all material respects with the requirements of ERISA and the Internal Revenue Code or with the Laws and regulations of any applicable jurisdiction, and any Company Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”) (or, if applicable, an opinion letter) and such letter has not been revoked; all required amendments since the issuance of such favorable determination letter from the IRS have been made and no amendments have been made which could reasonably be expected to result in the disqualification of any of such Company Benefit Plans; the Company Benefit Plans have been maintained and operated in compliance in all material respects with their terms; to the Company’s Knowledge, there are no breaches of fiduciary duty in connection with the Company Benefit Plans for which the Company could be liable; there are no pending or, to the Company’s Knowledge, threatened Claims against or otherwise involving any Company Benefit Plan that, individually or in the aggregate, constitute a Company Material Adverse Effect, and no suits, actions or other litigation (excluding claims for benefits incurred in the ordinary course of the Company Benefit Plan activities) have been brought against or with respect to any such Company Benefit Plan for which the Company could be liable, that, individually or in the aggregate, constitute a Company Material Adverse Effect; all material contributions required to be made as of the date hereof to the Company Benefit Plans have been made or have been properly accrued and are reflected in the Company Financial Statements as of the date thereof; neither the Company nor any of its Subsidiaries or ERISA Affiliates has any material liability, contingent or otherwise, under Title IV of ERISA; and with respect to the Company Benefit Plans or any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA, there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, regardless of whether waived.

(c) Neither the Company nor any of its Subsidiaries or ERISA Affiliates contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, (i) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (ii) any plan that is covered by Title IV of ERISA, (iii) any plan subject to Section 412 of the Internal Revenue Code or (iv) any plan funded by a “VEBA” within the meaning of Section 501(c)(9) of the Internal Revenue Code.

(d) No Company Benefit Plan maintained by the Acquired Companies provides medical, surgical, hospitalization, death or similar benefits (regardless of whether insured) for employees or former employees of the Company or any Company Subsidiary for periods extending beyond their retirement or other termination of service other than coverage mandated by applicable Law.

(e) All accrued material obligations of the Company and its Subsidiaries, whether arising by operation of Law, Contract, or past custom, for compensation and benefits, including, but not limited to, bonuses and accrued vacation, and benefits under Company Benefit Plans, have been paid or adequate accruals for such obligations are reflected on the Company Financial Statements as of the date thereof.

(f) Section 3.11(f) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Benefit Plan (and the particular circumstances described in this Section 3.11(f) relating to such Company Benefit Plan) under which the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event, such as termination of employment), result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries. As to each Company Benefit Plan, the Company or the applicable Company Subsidiary, as the case may be, has reserved the right to amend or terminate such plan without material liability to any Person except with respect to benefits accrued in the ordinary course prior to the date of such amendment or termination.

(g) The Company has provided to Parent an estimate of all amounts paid or payable (whether in cash, in property, or in the form of benefits, accelerated cash, property, or benefits, or otherwise) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) that were or will be an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code.

(h) Each Company Benefit Plan which is or reasonably could be determined to be an arrangement subject to Section 409A of the Internal Revenue Code has been operated in good faith compliance with Section 409A of the Internal Revenue Code since January 1, 2009 and has been, or may be, timely amended with the consent of the participant, if necessary, to comply in good faith with Section 409A of the Internal Revenue Code and any applicable guidance, whether proposed or final, issued by the IRS with respect thereto.

(i) No Company Benefit Plan is a multiple employer plan as defined in Section 413(c) of the Internal Revenue Code.

(j) No Company Benefit Plan that is not subject to ERISA has any material liabilities thereunder which are not otherwise fully funded, if applicable, or properly accrued and reflected under the Company Financial Statements as of the date thereof.

(k) No Company Benefit Plan holds any “qualifying employer securities” or “qualifying employer real estate” within the meaning of ERISA.

(l) No Company Benefit Plan is subject to the Laws of any jurisdiction outside the United States of America.

(m) No Company Benefit Plan that is an employee pension benefit plan has been completely or partially terminated and no proceeding to terminate any such plan has been instituted or threatened. The market value of assets under each Company Benefit Plan that is an employee pension benefit plan (other than a multiemployer plan) equals or exceeds the present value of all vested and non-vested liabilities thereunder determined in accordance with the PBGC methods, factors and assumptions applicable to employee pension benefit plans determined as if terminating on the date hereof. None of the Company, any of its Subsidiaries or any ERISA Affiliate has incurred, and none of the Company, its Subsidiaries, ERISA Affiliates or their directors, officers and employees has any reason to expect that the Company, any of its Subsidiaries or any ERISA Affiliate will incur, any liability to the PBGC (other than with respect to PBGC premium payments not yet due) or otherwise under Title IV of ERISA or under the Internal Revenue Code with respect to any employee pension benefit plan. None of the Company, any of its Subsidiaries, or any ERISA Affiliate has incurred any liability on account of a “partial withdrawal” or a “complete withdrawal” (within the meaning of ERISA Sections 4205 and 4203, respectively) from any multiemployer plan, no such liability has been asserted, and there are no events or circumstances that could result in any such partial or complete withdrawal. None of the Company, any of its Subsidiaries or any ERISA Affiliate is bound by any Contract or agreement or has any liability described in ERISA Section 4204.

Section 3.12 Labor Matters.

(a) (i) As of the date of this Agreement, with the exception of the collective bargaining agreements in place with respect to certain employees of the Company’s service centers in Hammond, Indiana, and Huntington, West Virginia, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or similar Contract, agreement or understanding with a labor union or similar labor organization and (ii) to the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened.

(b) Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any material violation of any federal, state or local statutes, Laws, ordinances, rules, regulations, Orders or directives with respect to the employment of individuals by, or the employment practices of, the Company or any Company Subsidiary, or the work conditions, terms and conditions of employment, wages or hours of their respective businesses, (ii) there are no unfair labor practice charges or other employee related complaints against the Company or any Company Subsidiary pending or, to the Knowledge of the Company threatened, before any Governmental Authority by or concerning the employees working in their respective businesses, and (iii) there is no labor dispute, strike, slowdown or work stoppage against the Company or any of its Subsidiaries or, to the Company’s Knowledge, pending or threatened against the Company or any of its Subsidiaries.

Section 3.13 Environmental Matters.

(a) The Company and each Company Subsidiary has been and is in compliance with all applicable Environmental, Health and Safety Laws and possesses and is in compliance with any permits or licenses required under Environmental, Health and Safety Laws. There are no past or present facts, conditions or circumstances that interfere with or preclude, or could interfere with or preclude if known to a Governmental Authority, the conduct of any of the Acquired Companies’ businesses as now conducted or which interfere with continued compliance with applicable Environmental, Health and Safety Laws.

(b) No proceedings or investigations of any Governmental Authority are pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries (or any other Person the obligations of which have been assumed by the Company or any Company Subsidiary) that allege the violation of or seek to impose liability pursuant to any Environmental, Health and Safety Law, and, to the Knowledge of the Company, there are no past or present facts, conditions or circumstances at, on or arising out of, or otherwise associated with, any current (or, to the Knowledge of the Company or its Subsidiaries, former) businesses, assets or properties of the Company or any Company Subsidiary (or any other Person the obligations of which have been assumed by the Company or any Company Subsidiary), including, but not limited to, any on-site or off-site disposal, release or spill of any Hazardous Materials, which constitute a material violation of any Environmental, Health and Safety Law or are reasonably likely to give rise to (i) costs, expenses, liabilities or obligations for any cleanup, remediation, disposal or corrective action under any Environmental, Health and Safety Laws, (ii) Claims arising for personal injury, property damage or damage to natural resources, or (iii) fines, penalties or injunctive relief.

(c) Neither the Company nor any of its Subsidiaries has (i) received any written notice of noncompliance with, violation of, or liability or potential liability under any Environmental, Health and Safety Law or (ii) entered into or become subject to any consent decree, Order or agreement with any Governmental Authority or other Persons pursuant to any Environmental, Health and Safety Law or relating to the cleanup of any Hazardous Materials.

Section 3.14 Certain Contracts.

(a) Section 3.14(a) of the Company Disclosure Letter contains a list of all of the following Contracts (other than those set forth on an exhibit index in the Company Reports filed prior to the date of this Agreement) to which the Company or any Company Subsidiary is a party or by which any of them is bound (other than this Agreement or any Related Document): (i) any non-competition agreement that purports to limit the manner in which, or the localities in which, all or any portion of their respective businesses are conducted; (ii) any Contract granting any Person registration or other purchase or sale rights with respect to any Equity Interest in the Company or any Company Subsidiary; (iii) any voting agreement relating to any Equity Interest of the Company or any Company Subsidiary; (iv) any Contract outside the ordinary course to which the Company or any Company Subsidiary is a party that entitles the other party or parties thereto to receive the benefits thereof without incurring the obligation to pay for same within sixty days after services are provided involving an amount of $20,000 or more; (v) any Contract outside the ordinary course between the Company or any Company Subsidiary and any current or former Affiliate of the Company; (vi) any Contract or agreement for the borrowing of money with a borrowing capacity or outstanding Indebtedness of $100,000 or more; or (vii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with a value (cumulative revenue or expense) estimated in good faith by the Company in excess of $100,000 (all Contracts of the types described in clauses (i) through (vii), regardless of whether listed in Section 3.14(a) of the Company Disclosure Letter and regardless of whether in effect as of the date of this Agreement, being referred to herein as “Company Material Contracts”).

(b) Each of the Company Material Contracts is, to the Knowledge of the Company, in full force and effect. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries Knows of, or has received written notice of, any breach or violation of, or default under (nor, to the Knowledge of the Company and its Subsidiaries, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under), any Company Material Contract, or has received written notice of the desire of the other party or parties to any such Company Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Contract or exercise remedies thereunder.

Section 3.15 Intellectual Property. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, (a) the products, services and operations of the Company and its Subsidiaries do not infringe upon, violate or misappropriate the Intellectual Property of any Third Party, (b) the Company and its Subsidiaries own or possess valid licenses or other valid rights to use the Intellectual Property that the Company and its Subsidiaries use, exercise or exploit in, or that may be necessary or desirable for, their businesses as currently being conducted, free and clear of all Liens (other than Permitted Liens), and (c) to the Knowledge of the Company, there is no infringement of any Intellectual Property owned by or licensed by or to the Company or any of its Subsidiaries. To the Company’s Knowledge, there are no unauthorized uses, disclosures, infringements or misappropriations of any Intellectual Property of the Company or any Company Subsidiary by any Person, including, without limitation, any employee or independent contractor (present or former) of the Company or any Company Subsidiary, that, individually or in the aggregate, constitute a Company Material Adverse Effect.

Section 3.16 Ownership and Condition of Assets.

(a) As of the date hereof, the Company or a Company Subsidiary has good and marketable title to the assets of the Acquired Companies, other than defects or irregularities of title that do not materially impair the ownership or operation of such assets and in each case free and clear of all Liens, except for Permitted Liens, Liens securing the Company Credit Agreement or Liens that do not constitute a Company Material Adverse Effect.

(b) Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect, the assets of the Acquired Companies are in satisfactory operating condition as of the date of this Agreement, subject to normal maintenance and repair requirements and normal wear and tear.

Section 3.17 Insurance. Except for such matters that, individually or in the aggregate, do not constitute a Company Material Adverse Effect:

(a) The Company and its Subsidiaries maintain and will maintain through the Closing Date the insurance coverage summarized in Section 3.17(a) of the Company Disclosure Letter or replacement policies that are substantially similar to the policies replaced. In addition, there is no default with respect to any provision contained in any such policy or binder, and none of the Acquired Companies has failed to give any notice or present any claim under any such policy or binder in a timely fashion.

(b) To the Knowledge of the Company, no event relating specifically to the Company or its Subsidiaries (as opposed to events affecting the Company’s industry in general) has occurred that is reasonably likely, after the date of this Agreement, to result in an upward adjustment in premiums under any insurance policies they maintain. Neither the Company nor any of its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance policies. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer since January 1, 2011, and to the Company’s Knowledge, no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any current insurance policy of the Company or any Company Subsidiary.

Section 3.18 Improper Payments

(a) . There have been no false or fictitious entries made in the books or records of the Company or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund, and neither the Company nor any of its Subsidiaries has established or maintained a secret or unrecorded fund. Neither the Company nor any of its Affiliates, nor any director, officer, agent, employee or other Person associated with or acting on behalf of the Company or its Affiliates, has (a) used any corporate funds for any unlawful contribution, gift, entertainment or payment of anything of value relating to political activity, (b) made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Authority or political party, or official or candidate thereof, or any immediate family member of the foregoing or (c) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of the Company’s or its Affiliates’ businesses.

Section 3.19 Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities of any nature, regardless of whether fixed, accrued, contingent or otherwise, except liabilities and obligations that (a) are fully reflected or reserved against in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012, (b) liabilities permitted or contemplated under this Agreement and the transactions contemplated by this Agreement and (c) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2012, which liabilities, individually or in the aggregate, do not constitute a Company Material Adverse Effect.

Section 3.20 No Brokers. Neither the Company nor any of its Subsidiaries has entered into any Contract with any Person that may result in the obligation of the Company, the Surviving Corporation, Merger Sub, Parent or any of their respective Subsidiaries to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby. The Company has retained Western Reserve Partners LLC as its financial advisor, the fees of which will be paid by the Company and the arrangements with which have been disclosed in writing to Parent prior to the date hereof.

Section 3.21 Opinion of Financial Advisor. The Company Board has received the opinion of Western Reserve Partners, LLC to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of Company Common Stock in the Merger (other than Parent, Merger Sub and their respective Subsidiaries and Affiliates) is fair, from a financial point of view, to such holders, and the Company will promptly deliver a copy of such opinion to Parent.

Section 3.22 Parent Share Ownership. Neither the Company nor any of its Subsidiaries owns any shares of the capital stock of Parent or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of Parent.

Section 3.23 Vote Required; Board of Director Approval. Under Indiana Law and the rules of any securities exchange on which the Company Common Stock is listed or admitted to trading, the only vote of the holders of any class or series of Company Equity Interests necessary to approve the Company Proposal is the affirmative vote in favor of the Company Proposal by the holders of a majority of the issued and outstanding shares of Company Common Stock (the “Required Company Vote”). The Company Board has, by resolutions duly adopted by the directors present at a meeting of such board duly called and held and not subsequently rescinded or modified in any way, unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable and in the best interests of the Company and its stockholders, (b) approved and adopted this Agreement and the Merger and the other transactions contemplated hereby, (c) directed that this Agreement be submitted for approval by the stockholders of the Company and (d) recommended that the stockholders of the Company approve this Agreement. Notwithstanding the foregoing, any change in or modification or revocation of the recommendation to the Company’s stockholders of this Agreement by the Company Board in accordance with the terms of this Agreement shall not constitute a breach of the representation set forth in clause (d) of this Section 3.23.

Section 3.24 State Takeover Statutes. The Company has, or will have prior to the Effective Time, taken all necessary action so that, assuming compliance by Parent and Merger Sub with their respective obligations hereunder and the accuracy of the representations and warranties made by Parent and Merger Sub herein, the restrictions on business combinations and voting requirements set forth in Sections 23-1-42 et seq. and 23-1-43 et seq. of the IBCL would not apply to this Agreement, the Merger, and the transactions contemplated hereby, and no other “business combination,” “moratorium,” “fair price,” “control share acquisition” or other state antitakeover statute or regulation, nor any takeover-related provision in the Company Charter Documents, would apply to this Agreement, any Related Document or the Merger.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates in connection with this Agreement or the transactions contemplated hereby.

Article 4

Representations and Warranties of Parent and Merger Sub

As an inducement for the Company to enter into this Agreement, Parent and Merger Sub hereby jointly and severally make the following representations and warranties to the Company; provided, however, that such representation and warranties shall be subject to and qualified by (a) the disclosure schedule delivered by Parent to the Company as of the date hereof (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein) (the “Parent Disclosure Letter”) (it being understood that the disclosure of any fact or item in any section of the Parent Disclosure Letter shall, should the existence of such fact or item be relevant to any other section, be deemed to be disclosed with respect to that other section to the extent that such disclosure is made in a manner that makes its relevance to the other section reasonably apparent) or (b) information contained in the Parent Reports (excluding any exhibits thereto) filed with the SEC prior to the date hereof (but only to the extent that such disclosure on its face appears to constitute information that could reasonably be deemed a qualification or exception to the following representations and warranties):

Section 4.1 Corporate Existence; Good Standing; Corporate Authority. Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Parent and Merger Sub are duly qualified to conduct business and are in good standing (to the extent such concept exists in the relevant jurisdiction) in each jurisdiction in which the ownership, operation or lease of their respective properties or the nature of their respective businesses requires such qualification, except for jurisdictions in which any failures to be so qualified or to be in good standing, individually or in the aggregate, do not constitute a Parent Material Adverse Effect. Parent and Merger Sub have all requisite corporate power and authority to own or lease and operate their respective properties and assets and to carry on their respective businesses as they are currently being conducted. Parent has delivered to the Company true, accurate and complete copies of (a) the Second Amended and Restated Certificate of Incorporation (including any and all certificates of designation or other documentation relating to Parent Preferred Stock) and the Bylaws of Parent, each as amended to date (the “Parent Charter Documents”), and (b) the certificate of incorporation and bylaws of Merger Sub, each as amended to date (the “Merger Sub Charter Documents”), and each Parent Charter Document and Merger Sub Charter Document is in full force and effect, has not otherwise been amended or modified and has not been terminated, superseded or revoked. Parent and Merger Sub are not in violation of the Parent Charter Documents or Merger Sub Charter Documents, as applicable.

Section 4.2 Authorization, Validity and Effect of Agreements.

(a) Parent and Merger Sub have the requisite corporate power and authority to execute and deliver this Agreement and the Related Documents to which they are, or will become, a party, to perform their respective obligations hereunder and thereunder and to consummate the Merger and all other transactions contemplated hereunder and thereunder, subject to the adoption of the Parent Proposal by Parent’s stockholders and the adoption of this Agreement by Parent as the sole stockholder of Merger Sub. The execution, delivery and performance of this Agreement and the Related Documents and the consummation of the Merger and the other transactions contemplated hereunder and thereunder have been duly authorized by all requisite corporate action on behalf of Parent and Merger Sub, and no other corporate proceedings by Parent and Merger Sub are necessary to authorize the execution and delivery of this Agreement or the Related Documents or to consummate the Merger and the other transactions contemplated hereunder or under the Related Documents, except for the receipt of the Required Parent Vote, the receipt of Parent Minority Approval and the adoption of this Agreement by Parent as the sole stockholder of Merger Sub and the filing of the Certificate of Merger pursuant to the DGCL and the IBCL.

(b) This Agreement and each of the Related Documents to which Parent and/or Merger Sub is a party have been or will be duly executed and delivered by Parent and/or Merger Sub and, assuming the due authorization, execution and delivery hereof and thereof by the Company to the extent the Company is a party hereof and thereof, constitute or will constitute the valid and legally binding obligations of Parent and/or Merger Sub, enforceable against Parent and/or Merger Sub in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

Section 4.3 Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock and 10,000,000 shares of Parent Preferred Stock. As of the close of business on March 12, 2013, there were 15,105,846 issued and outstanding shares of Parent Common Stock, 301,956 shares of Parent Common Stock held by Parent in its treasury and no issued and outstanding shares of Parent Preferred Stock. As of the close of business on March 12, 2013, 20,000 shares of Parent Common Stock were reserved for future issuance pursuant to outstanding Parent stock options or restricted stock awards under the Parent Incentive Plans, 87,205 shares of Parent Common Stock were reserved for future issuance pursuant to outstanding Parent stock phantom stock awards under the Parent Incentive Plans and 100,000 shares of Parent Preferred Stock, designated as Series A Junior Participating Preferred Stock, are reserved for issuance upon exercise of the preferred stock purchase rights issued pursuant to the Parent Rights Agreement. As of the close of business on March 12, 2013, there were 835,854 shares of Parent Common Stock remaining available for the grant of awards under the Parent Incentive Plans. There are no outstanding or authorized stock appreciation, profit participation or other similar rights with respect to Parent. All shares of Parent Common Stock are, and all shares of Parent Common Stock which may be issued and outstanding immediately prior to the Effective Time as permitted under this Agreement shall be when issued, duly authorized, validly issued, fully paid and nonassessable shares of Parent Common Stock and not subject to any preemptive rights. All shares of Parent Common Stock constituting Parent Stock Consideration will be, upon issuance, duly authorized and validly issued, fully paid and non-assessable and not subject to any preemptive rights.

(b) Parent has no Voting Debt. As of the date of this Agreement, other than pursuant to the Parent Incentive Plans, Parent and its Subsidiaries have not issued, sold, granted or delivered, are not obligated to issue, sell, grant or deliver (or to cause to be issued, sold, granted or delivered), and are not a party to any Contract or other obligation to issue, sell, grant or deliver, any Equity Interest or Voting Debt of Parent or any of its Subsidiaries.

(c) Parent directly or indirectly owns 100% of the outstanding Equity Interests of Merger Sub. All of the outstanding Equity Interests of Merger Sub are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of all Liens except for Liens granted, or to be granted, under the Parent Credit Agreement.

Section 4.4 Subsidiaries.

(a) All of the outstanding shares of capital stock of, or other Equity Interests in, each Parent Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned, directly or indirectly, by Parent free and clear of all Liens except for Liens granted under the Parent Credit Agreement.

(b) Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, as of the Effective Time, will not have engaged in any activities other than in connection with the transactions contemplated by this Agreement. Merger Sub has not conducted any business prior to the date of this Agreement and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any kind other than those incident to its formation and pursuant to this Agreement and the transactions contemplated hereunder.

(c) Exhibit 21.1 to Parent’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012 sets forth all of the Parent Subsidiaries. The Parent Subsidiaries are not in violation of their respective Parent Subsidiary Charter Documents.
Section 4.5 Compliance with Laws; Permits.

Except for such matters that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect, and except for (x) matters relating to Taxes, (y) matters relating to Parent Benefit Plans and (z) matters arising under Environmental, Health and Safety Laws:

(a) Neither the Parent nor any Parent Subsidiary is in violation of any applicable Law relating to its business or the ownership or operation of any of its assets, and no Claim is pending or, to the Knowledge of the Parent, threatened with respect to any such matters;

(b) The Parent and each Parent Subsidiary hold all permits, licenses, certifications, variations, exemptions, Orders, franchises, registrations, filings, approvals, authorizations or other required grant of operating authority required by any Governmental Authority necessary for the conduct of their respective businesses (the “Parent Permits”). All Parent Permits are in full force and effect and there exists no default thereunder or breach thereof, and the Parent has no notice or Knowledge that such Parent Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Authority has given, or to the Knowledge of the Parent, threatened to give, notice of any action to terminate, cancel or reform any Parent Permits; and

(c) The Parent and each Parent Subsidiary possess all Parent Permits required for the present ownership or lease, as the case may be, and operation of all Parent Real Property, and there exists no default or breach with respect to, and no Person, including any Governmental Authority, has taken or, to the Knowledge of the Parent, threatened to take, any action to terminate, cancel or reform any such Parent Permit pertaining to the Parent Real Property.

Section 4.6 No Violations; Consents.

(a) Assuming that the consents and approvals referred to in Section 4.6(b) are duly and timely made or obtained and that the Parent Proposal is approved by the requisite Parent stockholders, the execution and delivery by Parent and Merger Sub of this Agreement and the Related Documents, the performance of their respective obligations hereunder and thereunder and the consummation by them of the Merger and the other transactions contemplated hereby and thereby in accordance with the terms hereof and thereof will not (i) violate any provisions of the Parent Charter Documents or Merger Sub Charter Documents, (ii) violate any provisions of the Parent Subsidiary Charter Documents of any Parent Subsidiary, (iii) violate, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, impair Parent’s rights under, alter the rights or obligations of third parties under, result in the termination of or in a right of termination or cancellation of, give rise to a right of purchase under, or accelerate the performance required by, any Contract by which Parent or any of its Subsidiaries is bound or to which any of their properties is subject, (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or its Subsidiaries under any Contract by which Parent or any of its Subsidiaries is bound or to which any of their properties is subject, (v) result in any Contract by which the Parent or any of its Subsidiaries is bound or to which any of their properties is subject being declared void, voidable, or without further binding effect or (vi) contravene or constitute a violation of any provision of any applicable Law binding upon or applicable to Parent or any of its Subsidiaries, other than, in the cases of clauses (iii) through (vi), any such violations, breaches, defaults, impairments, alterations, terminations, cancellations, purchase rights, accelerations Liens or declarations that, individually or in the aggregate, do not constitute a Parent Material Adverse Effect.

(b) Neither the execution and delivery by Parent and Merger Sub of this Agreement or any Related Document nor the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby or thereby in accordance with the terms hereof or thereof will require any consent, approval or authorization of, notice to or filing or registration with any Governmental Authority, other than (i) the filing of the Certificate of Merger with the Secretaries of State of the State of Delaware and the State of Indiana and the filing of other documents required to be filed as a result of the Merger with the relevant Governmental Authorities in the states and foreign jurisdictions in which Parent, Merger Sub or any Parent Subsidiary is qualified to conduct business, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and the filing and effectiveness of the Registration Statement and (iii) filings required under federal and state securities or “Blue Sky” Laws, applicable non-U.S. Laws or the rules of the NASDAQ ((i), (ii) and (iii), collectively, the “Parent Regulatory Filings”), except for any such consents, approvals, authorizations, filings, notifications or registrations the absence or omission of which, individually or in the aggregate, do not constitute a Parent Material Adverse Effect.

Section 4.7 SEC Documents.

(a) Parent has filed with the SEC all documents required to be so filed by it since January 1, 2011 pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act, and has made available to the Company each registration statement, periodic or other report, proxy statement or information statement (other than preliminary materials) it has so filed, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the “Parent Reports”). As used in this Section 4.7, the term “file” shall include any reports on Form 8-K furnished to the SEC. As of its respective date, or, if amended by a subsequent filing prior to the date hereof, on the date of such filing, each Parent Report complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations thereunder, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Parent Subsidiaries is required to file any forms, reports or other documents with the SEC pursuant to Section 13 or 15 of the Exchange Act. There are no outstanding or unresolved comments to any comment letters received by the Parent from the SEC and, to the Knowledge of Parent, none of the Parent Reports is the subject of any ongoing review by the SEC. Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presented in all material respects the consolidated financial position of Parent and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presented in all material respects the results of operations, cash flows or stockholders’ equity, as the case may be, of Parent and its Subsidiaries for the periods set forth therein, subject, in the case of unaudited interim financial statements, to normal and year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC (such consolidated balance sheets and consolidated statements of operations, cash flows and changes in stockholders’ equity, each including the notes and schedules thereto, the “Parent Financial Statements”). The Parent Financial Statements (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates and (ii) were prepared in accordance with GAAP consistently applied during the periods involved, except as may be noted in the Parent Financial Statements or as permitted by the SEC for reports on Form 10-Q or Form 8-K.

(b) Parent has not entered into or modified any loans or arrangements with its officers and directors in violation of Section 402 of SOX. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. The management of Parent has completed its assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of SOX for the year ended September 30, 2012, and such assessment concluded that such controls were effective. Parent has disclosed, based on the most recent evaluations by its chief executive officer and its chief financial officer, to Parent’s outside auditors and the audit committee of the Parent Board (A) all significant deficiencies or material weaknesses (as such terms are defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in the design or operation of internal controls over financial reporting and (B) any fraud, regardless of whether material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(c) Since January 1, 2011, to the Knowledge of Parent, none of Parent, any of its Subsidiaries or any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or Claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, including any material complaint, allegation, assertion or Claim that Parent or any of its Subsidiaries has a material weakness (as such term is defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2 or No. 5, as applicable) in its internal control over financial reporting.

(d) Parent is in compliance in all material respects with all applicable listing and corporate governance requirements of the NASDAQ and is in compliance in all material respects with all applicable rules, regulations and requirements of SOX.

Section 4.8 Litigation. There is no litigation, arbitration, mediation, action, suit, claim, proceeding or investigation, whether legal or administrative, pending against the Parent or any of its Subsidiaries or, to the Parent’s Knowledge, threatened against the Parent or any of its Subsidiaries or any of their respective assets, properties or operations, at Law or in equity, before or by any Governmental Authority or any Order of any Governmental Authority that, individually or in the aggregate, and taking into consideration the aggregate amounts reserved for any such matters in the Parent’s consolidated balance sheet at September 30, 2012, constitutes a Parent Material Adverse Effect.

Section 4.9 Absence of Parent Material Adverse Effect and Certain Other Changes. Since September 30, 2012, there has not been (a) any Parent Material Adverse Effect, (b) any material change by the Parent or any of its Subsidiaries, when taken as a whole, in any of their accounting methods, principles or practices or any of their Tax methods, practices or elections, (c) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock or other Equity Interest of the Parent or any redemption, purchase or other acquisition of any of its Equity Interests, or (d) except in the ordinary course of business consistent with past practice, any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan.

Section 4.10 Improper Payments

(a) . There have been no false or fictitious entries made in the books or records of the Parent or any of its Subsidiaries relating to any illegal payment or secret or unrecorded fund, and neither the Parent nor any of its Subsidiaries has established or maintained a secret or unrecorded fund. Neither the Parent nor any of its Affiliates, nor any director, officer, agent, employee or other Person associated with or acting on behalf of the Parent or its Affiliates, has (a) used any corporate funds for any unlawful contribution, gift, entertainment or payment of anything of value relating to political activity, (b) made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Authority or political party, or official or candidate thereof, or any immediate family member of the foregoing or (c) made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of the Parent’s or its Affiliates’ businesses.

Section 4.11 Undisclosed Liabilities. Neither the Parent nor any of its Subsidiaries has any liabilities of any nature, regardless of whether fixed, accrued, contingent or otherwise, except liabilities and obligations that (a) are fully reflected or reserved against in the Parent’s quarterly report on Form 10-Q for the fiscal quarter ended December 31, 2012, (b) liabilities permitted or contemplated under this Agreement and the transactions contemplated by this Agreement and (c) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2012, which liabilities, individually or in the aggregate, do not constitute a Parent Material Adverse Effect.

Section 4.12 No Brokers. Neither Parent nor any of its Subsidiaries has entered into any Contract with any Person that may result in the obligation of the Company, the Surviving Corporation, Merger Sub, Parent or any of their respective Subsidiaries to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the transactions contemplated hereby. Parent has retained Periculum Capital Company, LLC as its financial advisor, the fees of which will be paid by Parent.

Section 4.13 Opinion of Financial Advisor. The Parent Board has received the opinion of Stifel, Nicolaus & Company, Incorporated to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration was fair, from a financial point of view, to Parent, and Parent will promptly furnish a copy of such opinion to the Company for informational purposes.

Section 4.14 Company Share Ownership. Neither Parent nor any of its Subsidiaries owns any shares of the capital stock of the Company or any other securities convertible into or otherwise exercisable to acquire shares of capital stock of the Company.

Section 4.15 Vote Required; Board of Director Approval. Under Delaware Law and the rules of the NASDAQ, the only vote of the holders of any class or series of Parent Equity Interests necessary to approve the Parent Proposal is the affirmative vote in favor of the Parent Proposal by the holders of a majority of the shares of Parent Common Stock that are voted on the Parent Proposal, as long as a majority of the issued and outstanding shares of Parent Common Stock are voted on the Parent Proposal (the “Required Parent Vote”). The Parent Board has, by resolutions duly adopted at a meeting of all directors on the Parent Board, which meeting was duly called and held, (a) determined that the merger is advisable and in the best interests of Parent and its stockholders, (b) approved the Merger and this Agreement, (c) recommended that the stockholders of Parent approve the issuance of shares of Parent Common Stock in the merger and (d) directed that such matter be submitted to the stockholders of Parent at the Parent Meeting. No stockholder vote is required for Merger Sub to adopt this Agreement and consummate the transactions contemplated hereby, other than the vote of Parent acting as the sole stockholder of Merger Sub.

Section 4.16 Financing.

At the Closing, Parent shall have sufficient cash, available borrowings under line(s) of credit, or other sources of immediately available funds to enable Parent to pay the Maximum Cash Amount of the Merger Consideration and to perform its obligations with respect to all of the remaining transactions contemplated by this Agreement.

Section 4.17 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent, Merger Sub or any of their Affiliates in connection with this Agreement or the transactions contemplated hereby.

Article 5

Covenants

Section 5.1 Business in Ordinary Course. Except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 5.1 of the Company Disclosure Letter, unless with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, and use its commercially reasonable efforts consistent with past practices and policies to (a) preserve intact its present business organizations and goodwill, (b) keep available the services of its present executive officers, directors and key employees, and (c) preserve its relationships with customers, suppliers, agents, and creditors.

Section 5.2 Conduct of Business Pending Closing. Without limiting the generality of Section 5.1, except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 5.2 of the Company Disclosure Letter, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not, nor will the Company permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) except to the extent required to comply with applicable Law or the rules and regulations of any securities exchange on which the Company Common Stock is listed or admitted to trading, amend its certificate or articles of incorporation, bylaws, certificate of formation, certificate of organization, certificate of limited partnership, limited liability company agreement, operating agreement, partnership agreement, or other governing or organizational documents;

(b) adjust, split, combine, reclassify or dispose of any of its outstanding Equity Interests (other than dispositions by or among direct or indirect wholly owned Subsidiaries and cancellations of stock options or restricted stock grants forfeited in accordance with the terms of a Benefit Plan in existence on the date of this Agreement or related stock option or restricted stock grant agreements);

(c) declare, set aside or pay any dividends or other distributions (whether payable in cash, property or Equity Interests) with respect to its Equity Interests (other than by or among direct or indirect wholly owned Subsidiaries);

(d) issue, grant or sell, or agree to issue, grant or sell, any Equity Interests, including capital stock (other than issuances of Equity Interests (i) pursuant to the exercise of any stock options or other equity awards outstanding on the date of this Agreement, (ii) in an amount consistent with past practices to non-executive officer employees hired after the date hereof in the ordinary course of business consistent with past practices, not to exceed 15,000 shares in the aggregate of Company Common Stock or (iii) by a wholly owned Subsidiary of the Company to the Company or any of its wholly owned Subsidiaries), change its capitalization from that which exists on the date hereof (except as described by the foregoing exceptions), issue, sell, award or grant any rights, options or warrants to acquire its Equity Interests or any conversion rights with respect to its Equity Interests, or enter into or amend any agreements with any holder of its Equity Interests with respect to holding, voting or disposing of such Equity Interests;

(e) purchase, redeem or otherwise acquire any of its outstanding Equity Interests, except (i) by or among direct or indirect wholly owned Subsidiaries or (ii) shares of Company Common Stock that are withheld to satisfy federal withholding requirements upon vesting of Company Restricted Stock;

(f) merge or consolidate with, or sell, transfer, lease, sublease or otherwise dispose of all or a substantial portion of its assets to, any other Person (other than transfers among the Acquired Companies), except for any sales, leases or dispositions of assets (i) to customers in the ordinary course of business consistent with past practices or (ii) to a non-affiliated Person in an arms-length transaction for not less than fair market value and not in excess of $25,000 individually or $100,000 in the aggregate;

(g) liquidate, wind-up, dissolve or adopt any plan to liquidate, wind-up or dissolve (or suffer any liquidation or dissolution) (other than direct or indirect wholly owned Subsidiaries);

(h) acquire or agree to acquire by merger, consolidation or otherwise (including by purchase of Equity Interests or all or substantially all of the assets) the business of any Person or a division thereof;

(i) sell, transfer or otherwise dispose of, or mortgage, pledge or otherwise encumber, any Equity Interests of any other Person (including any Equity Interests in any Subsidiary), other than Permitted Liens or Liens pursuant to any credit agreement to which it is a party and that is outstanding as of the date hereof;

(j) make any loans, advances or capital contributions to, or investments in, any Person (other than (i) loans, advances or capital contributions to a wholly owned Subsidiary or loans or advances from such a Subsidiary, (ii) customer loans and advances to employees consistent with past practices or (iii) short-term investments of cash in the ordinary course of business in accordance with the cash management procedures of the Acquired Companies);

(k) terminate or amend any Company Material Contract or waive or assign any of its rights under any Company Material Contract in a manner that would be materially adverse to the Company, or enter into any Company Material Contract other than customer or vendor Contracts entered into in the ordinary course of business;

(l) (i) incur or assume any Indebtedness, except indebtedness incurred under any credit agreement to which it is a party and that is outstanding as of the date hereof, letters of credit, surety bonds or similar arrangements incurred in the ordinary course of business consistent with past practices or indebtedness incurred with respect to any matter expressly permitted by this Section 5.2, or (ii) assume, endorse (other than endorsements of negotiable instruments in the ordinary course of business), guarantee or otherwise become liable or responsible for (whether directly, indirectly, contingently or otherwise) the liabilities, obligations or performance of any other Person, except under any credit agreement to which it is a party and that is outstanding as of the date hereof or in the ordinary course of business consistent with past practices; provided, however, that in no case shall the Company and its Subsidiaries, taken as a whole, incur or assume any Indebtedness, or assume, endorse, guarantee or otherwise become liable for any liabilities, obligations or performance, with a value in excess of $7,300,000 in the aggregate; provided, further, that in no case from the Merger Consideration Determination Date to and through the Closing Date shall the Company and its Subsidiaries, taken as a whole, incur or assume any additional Indebtedness, or assume, endorse, guarantee or otherwise become liable for any additional liabilities, obligations or performance that would result in the Company’s having, as of a time immediately prior to the Closing, an aggregate amount of (a) Funded Debt; plus (b) other Company debt, if any, not including ordinary trade payables, in excess of Net Debt;

(m) (i) during the period from the date of this Agreement to the Closing Date, except as otherwise permitted under this Agreement, enter into any additional Contracts, Benefit Plans or agreements, in each case, with employees, directors or consultants of the Acquired Companies, or make or agree to make any material changes to any existing Contracts, Benefit Plans or agreements, in each case, with employees, directors or consultants of the Acquired Companies; provided, however, that the Company may in its sole discretion and without the prior written consent of Parent amend or adopt any arrangement to cause an arrangement existing on the date hereof to comply with, or be exempt from, Section 409A of the Internal Revenue Code if such amendment or arrangement does not cause or entail any cost or expense to Parent (other than reasonable and necessary fees and expenses of advisors in connection therewith), (ii) grant any increase in the compensation (including base salary or bonus) or benefits payable to any officer, (iii) except in connection with promotions consistent with past practices, grant any increase in the compensation or benefits payable to any non-officer or (iv) except as required to comply with applicable Law or any agreement or policy in existence as of the date of this Agreement, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of any amounts, benefits or rights payable or accrued (or to become payable or accrued) under any Benefit Plan;

(n) with respect to any former, present or future Representative, increase any compensation or benefits payable to such Representative or enter into, amend, modify or extend any employment or consulting agreement or Benefit Plan with of for such Representative;

(o) create, incur, assume or permit to exist any Lien on any of its properties or assets, except for Permitted Liens or Liens pursuant to any credit agreement to which it is a party and that is outstanding as of the date thereof;

(p) (i) make or rescind any material election relating to Taxes, including any election for any and all joint ventures, partnerships, limited liability companies or other investments, (ii) settle or compromise any material Claim, action, litigation, proceeding, arbitration or investigation relating to Taxes or (iii) change in any material respect any of its methods of reporting any items for Tax purposes from those employed in the preparation of its Tax Returns for the most recent Taxable year for which a Tax Return has been filed, except as may be required by applicable Law;

(q) make or commit to make capital expenditures exceeding $250,000 in the aggregate;

(r) take any action that is reasonably likely to materially delay or impair the ability of the Company to consummate the transactions contemplated by this Agreement;

(s) enter into any new line of business material to the Acquired Companies taken as a whole;

(t) enter into any Contract that subjects or will subject the Surviving Corporation or Parent to any non-compete or similar restriction on any Acquired Company business following the Effective Time;

(u) enter into any Contract the effect of which is or will be to grant a Third Party any right or potential right of license to any material Intellectual Property of any Acquired Company;

(v) except as may be required as a result of a change in GAAP, change any of the material accounting principles, estimates, or practices used by the Acquired Companies;

(w) compromise, settle or grant any waiver or release related to any litigation or proceeding, other than settlements or compromises of such litigation or proceedings where the full amount to be paid is covered by insurance or where the amount to be paid does not exceed $25,000 individually or $100,000 in the aggregate;

(x) engage in any transaction (other than pursuant to agreements in effect as of the date of this Agreement and that are disclosed in the Company Disclosure Letter and transactions between or among the Acquired Companies in the ordinary course of business consistent with past practice) or enter into any agreement with any Affiliate (provided that for the purpose of this clause (x) only, the term “Affiliate” shall not include any employee of the Acquired Companies other than directors and executive officers thereof and any employees who share the same household as any such directors and executive officers); or

(y) enter into any Contract or obligation with respect to any of the foregoing.

Section 5.3 Access to Assets, Personnel and Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, from the date hereof until the Effective Time, Parent shall: (i) afford to the Company and the Company Representatives, at the Company’s sole risk and expense, reasonable access during normal business hours to any and all of the facilities and assets of the Parent Companies and the books and records, files, data, correspondence, Contracts, permits, audits and all other information relating to the Parent Companies’ financial position, business, employees, representatives, agents, facilities and assets, whether written or computerized, that are within the possession or control of any of the Parent Companies (the “Parent Information”); and (ii) upon request during normal business hours, furnish promptly to the Company (at the Company’s expense), or similarly provide reasonable access to, a copy of any Parent Information. The Company agrees to review such information in a manner that does not interfere unreasonably with the Parent Companies’ operations and with the prompt discharge by such Parent Companies’ employees of their duties. The Company agrees to indemnify and hold the Parent Companies harmless from any and all Claims and liabilities, including costs and expenses for the loss, injury to or death of any Representative of the Acquired Companies, and any loss or destruction of any property owned by the Parent Companies or others (including Claims or liabilities for use of any property) resulting directly or indirectly from the action or inaction of any of the Acquired Companies or their Representatives during any visit to the business or property of the Parent Companies prior to the completion of the Merger, whether pursuant to this Section 5.3 or otherwise. No Parent Company shall be required to provide access to or to disclose Parent Information where such access or disclosure would constitute a violation of attorney/client privilege, violate any Law or violate a Contract pursuant to which any Parent Company is required to keep such information confidential, or involve the disclosure of Parent Information relating to Parent’s negotiation of the Merger or any transaction related to the Merger or relating to Parent’s negotiation of any Parent Acquisition Proposal. In such circumstances, the Parties will use reasonable best efforts to make reasonable and appropriate substitute disclosure arrangements. None of the Acquired Companies or their Representatives shall conduct any invasive environmental sampling on any business or property of the Parent Companies prior to completion of the Merger without the prior written consent of Parent.

(b) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, from the date hereof until the Effective Time, the Company shall: (i) afford to Parent and the Parent Representatives, at Parent’s sole risk and expense, reasonable access during normal business hours to any and all of the facilities and assets of the Acquired Companies and the books and records, files, data, correspondence, Contracts, permits, audits and all other information relating to the Acquired Companies’ financial position, business, employees, representatives, agents, facilities and assets, whether written or computerized, that are within the possession or control of any of the Acquired Companies (the “Company Information”); and (ii) upon request during normal business hours, furnish promptly to Parent (at Parent’s expense), or similarly provide reasonable access to, a copy of any Company Information. Parent agrees to review such information in a manner that does not interfere unreasonably with the Acquired Companies’ operations and with the prompt discharge by such Acquired Companies’ employees of their duties. Parent agrees to indemnify and hold the Acquired

Companies harmless from any and all Claims and liabilities, including costs and expenses for the loss, injury to or death of any Representative of the Parent Companies, and any loss of destruction of any property owned by the Acquired Companies or others (including Claims or liabilities for use of any property) resulting directly or indirectly from the action or inaction of any of the Parent Companies or their Representatives during any visit to the business or property of the Acquired Companies prior to the completion of the Merger, whether pursuant to this Section 5.3 or otherwise. None of the Acquired Companies shall be required to provide access to or to disclose Company Information where such access or disclosure would constitute a violation of attorney/client privilege, violate any Law or violate a Contract pursuant to which any Acquired Company is required to keep such information confidential, or involve the disclosure of Company Information relating to Company’s negotiation of the Merger or any transaction related to the Merger or relating to Company’s negotiation of any Company Acquisition Proposal. In such circumstances, the Parties will use reasonable best efforts to make reasonable and appropriate substitute disclosure arrangements. None of the Parent Companies or their Representatives shall conduct any invasive environmental sampling on any business or property of the Acquired Companies prior to the completion of the Merger without prior written consent of the Company.

(c) From the date hereof until the Effective Time, each of Parent and the Company shall: (i) furnish to the other, promptly upon receipt or filing (as the case may be), a copy of each communication between such Party and the SEC after the date hereof relating to the Merger or the Registration Statement and each report, schedule, registration statement or other document filed by such Party with the SEC after the date hereof relating to the Merger or the Registration Statement, unless such communication, report, schedule, registration statement or other document is otherwise readily available through the SEC’s EDGAR system, in which case Parent or the Company (as the case may be) shall provide notice to the other of such availability; and (ii) promptly advise the other of the substance of any oral communications between such Party and the SEC relating to the Merger or the Registration Statement.

(d) The Company will not (and will cause the Company Subsidiaries and the Company Representatives not to), and Parent will not (and will cause the Parent Subsidiaries and the Parent Representatives not to), use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Any information obtained by the Acquired Companies or Parent Companies or their respective Representatives under this Section 5.3 shall be subject to the confidentiality and use restrictions set forth in the Confidentiality Agreement.

(e) Notwithstanding anything in this Section 5.3 to the contrary: (i) the Company shall not be obligated under the terms of this Section 5.3 to disclose to Parent or the Parent Representatives, or grant Parent or the Parent Representatives access to, information that is within the possession or control of any of the Acquired Companies but subject to a valid and binding confidentiality agreement with a Third Party without first obtaining the consent of such Third Party, and the Company, to the extent requested by Parent, will use its reasonable best efforts to obtain any such consent; and (ii) Parent shall not be obligated under the terms of this Section 5.3 to disclose to the Company or the Company Representatives, or grant the Company or the Company Representatives access to, information that is within the possession or control of any of the Parent Companies but subject to a valid and binding confidentiality agreement with a Third Party without first obtaining the consent of such Third Party, and Parent, to the extent requested by the Company, will use reasonable best efforts to obtain any such consent.

(f) No investigation by Parent or the Company or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement, and no Party shall be deemed to have made any representation or warranty to the other Party except as expressly set forth in this Agreement.

Section 5.4 Solicitation by the Company.

(a) During the period beginning on the date of this Agreement and continuing until 12:01 a.m. (EST) on the thirty-first day thereafter, the Company and any Representative of the Company or any Company

Subsidiary shall be permitted to (i) directly or indirectly solicit, initiate or encourage the submission of a Company Acquisition Proposal and (ii) directly or indirectly participate in discussions or negotiations regarding, and furnish to any Person information with respect to, and take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, a Company Acquisition Proposal; provided, however, that (A) the Company shall not, nor shall it authorize or permit any Company Subsidiary to, nor shall it authorize or permit any Representative of the Company or any Company Subsidiary to, provide to any Person any non-public information (other than any immaterial non-public information) with respect to the Company or any Company Subsidiary without first entering into a confidentiality agreement with such Person with use and disclosure limitations and other material terms that are no more favorable to such Person than those contained in the Confidentiality Agreement and (B) the Company shall promptly provide to Parent any non-public information concerning the Company or any Company Subsidiary that is provided to such person or its Representatives which was not previously provided to Parent.

(b) From the date of this Agreement until the first to occur of the Effective Time and the termination of this Agreement in accordance with Article 7, except as specifically permitted in Section 5.4(a), Section 5.4(d), Section 5.4(e) or Section 5.4(f), the Company agrees that neither it nor any of its Subsidiaries or Representatives will, directly or indirectly: (i) solicit, initiate, encourage or facilitate (including by way of furnishing or disclosing non-public information) any inquiries, offers or proposals that constitute, or are reasonably likely to lead to, a Company Acquisition Proposal, and upon becoming aware of any violation of this Section 5.4(b)(i), the Company shall, and shall cause its Subsidiaries to, and use its reasonable best efforts to cause its Representatives to, stop soliciting, initiating, encouraging, facilitating (including by way of furnishing or disclosing non-public information) or taking any action designed to facilitate, directly or indirectly, any inquiry, offer or proposal that constitutes, or is reasonably likely to lead to, a Company Acquisition Proposal; (ii) engage in discussions or negotiations with, furnish or disclose any non-public information or data relating to the Acquired Companies to, or in response to a request therefor, give access to the properties, assets or books and records of the Acquired Companies to, any Person who has made or may be considering making a Company Acquisition Proposal or take any action which may otherwise lead to a Company Acquisition Proposal; (iii) approve, endorse or recommend any Company Acquisition Proposal; or (iv) enter into any agreement in principle, letter of intent, arrangement, understanding or other Contract relating to any Company Acquisition Proposal; provided, however, that nothing in this Section 5.4 shall prohibit discussions or negotiations with customers or suppliers in the ordinary course of business consistent with past practices.

(c) Except as specifically permitted in Section 5.4(a), Section 5.4(d) and Section 5.4(e), the Company shall, and shall cause each of its Subsidiaries and Representatives to, immediately cease and terminate any existing solicitations, discussions, negotiations or other activity with any Person with respect to any Company Acquisition Proposal or which could reasonably be expected to lead to a Company Acquisition Proposal, and shall inform its Subsidiaries and Representatives which are engaged in any such solicitations, discussions, negotiations or other activity of the Company’s obligations under this Section 5.4. The Company shall promptly inform its Representatives who have been involved with or otherwise providing assistance in connection with the negotiation of this Agreement and the transactions contemplated by this Agreement of the Company’s obligations under this Section 5.4. The Company shall promptly demand that any Person (and the legal, financial or other representatives of any such Person) who has heretofore executed a confidentiality agreement with or for the benefit of any of the Acquired Companies with respect to such Person’s consideration of a possible Company Acquisition Proposal promptly return or destroy (and the Company shall use commercially reasonable efforts to cause any such destruction to be certified in writing by any such Person to the Company) all confidential information heretofore furnished by the Acquired Companies or any of their legal, financial or other representatives to such Person or any of its legal, financial or other representatives in accordance with the terms of the confidentiality agreement with such Person.

(d) Notwithstanding anything to the contrary in this Agreement or in the Confidentiality Agreement, prior to obtaining the Required Company Vote, nothing in this Agreement shall prevent the Company or the Company Board from:

(i) after the date of this Agreement, directing any unsolicited inquiries received by the Company or any Representative of the Company to one designated Representative who may direct the inquirer to this Agreement;

(ii) after the date of this Agreement, engaging in discussions or negotiations with, furnishing or disclosing any information or data relating to the Acquired Companies to, or in response to a request therefor, giving access to the properties, assets or books and records of the Acquired Companies to, any Person who has made an unsolicited, bona fide, written Company Acquisition Proposal after the date hereof that did not result from a violation by the Acquired Companies or any of their Representatives of this Section 5.4; provided, however, that prior to engaging in discussions or negotiations with, furnishing or disclosing any information or data relating to the Acquired Companies to, or giving access to the properties, assets or books and records of the Acquired Companies to, such Person, (A) the Company Board, acting in good faith, has determined (I) after consultation with its outside legal counsel and financial advisors and based on such other matters as it deems relevant, that such Company Acquisition Proposal constitutes, or is reasonably likely to result in, a Company Superior Proposal and (II) after consultation with its outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable Law and (B) the Company (I) enters into a confidentiality agreement with such Person with use and disclosure limitations and other material terms that are no more favorable to such Person than those contained in the Confidentiality Agreement and (II) has complied with Section 5.4(e); and

(iii) subject to compliance by the Company with Section 5.4(f), (A) withdrawing (or amending or modifying in a manner adverse to Parent), or publicly proposing to withdraw (or to amend or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by the Company Board or any committee thereof (as the case may be) of this Agreement, the Merger or the transactions contemplated hereby (the actions referred to in this clause (A) being collectively referred to herein as a “Company Adverse Recommendation Change”), (B) recommending, adopting, approving or submitting to its stockholders, or proposing publicly to recommend, adopt, approve or submit to its stockholders, any Company Acquisition Proposal (the actions referred to in this clause (B) being collectively referred to as a “Company Acquisition Proposal Recommendation”), or (C) entering into any agreement, including any agreement in principle, letter of intent or understanding, acquisition or merger agreement, option agreement, joint venture agreement, partnership agreement or similar agreement, arrangement or understanding which constitutes, relates to, is intended to lead to or could reasonably be expected to lead to a Company Acquisition Proposal (other than a Confidentiality Agreement contemplated by Section 5.4(d)(ii)(B)(I)) (each a “Company Acquisition Agreement”). For the avoidance of doubt, the Parties acknowledge and agree that a Company Adverse Recommendation Change may or may not involve a Company Acquisition Proposal.

(e) If the Company or any Company Representative receives a request for information from a Person who has made an unsolicited, bona fide, written Company Acquisition Proposal after the date of this Agreement, and the Company is permitted to provide such Person with information pursuant to this Section 5.4, the Company will provide to Parent a copy of the confidentiality agreement with such Person promptly upon its execution and provide to Parent a list of, and copies of, all information provided to such Person as promptly as practicable after its delivery to such Person and promptly provide Parent with access to all information to which such Person was provided access, in each case only to the extent not previously provided to Parent. The Company shall promptly provide notice to Parent, in writing, of the receipt of any Company Acquisition Proposal or any inquiry with respect to or that could reasonably be expected to lead to a Company Acquisition Proposal (but in no event more than 24 hours after the receipt thereof), which notice shall include the identity of the Person or group requesting such information or making such inquiry or Company Acquisition Proposal and the material terms and conditions of any such Company Acquisition Proposal. The Company shall promptly provide Parent with copies of any written changes to any Company Acquisition Proposal, with written notice of material changes in the status of any Company Acquisition Proposal (including proposed changes to the status) and with written notice of any changes in the price, form of consideration, timing of payment thereof or any other material terms of any Company Acquisition Proposal. The Company shall promptly provide Parent, upon receipt or delivery thereof, with copies of all material correspondence or other material documents sent or provided to the Company by any Person in connection with any Company Acquisition Proposal or sent or provided to any Person by the Company in connection with any Company Acquisition Proposal.

(f) Notwithstanding anything herein to the contrary, the Company Board shall not (x) make a Company Adverse Recommendation Change, (y) make a Company Acquisition Proposal Recommendation or (z) enter into any Company Acquisition Agreement relating to a Company Acquisition Proposal, unless:

(i) The Company complies with the terms of Section 5.4(e);

(ii) Promptly upon a determination by the Company Board, after consultation with its outside legal counsel and financial advisors, that (A) a material fact, event, change, development or set of circumstances (other than a Company Acquisition Proposal occurring or arising after the date of this Agreement) that was not known to the Company Board nor reasonably foreseeable by the Company Board as of or prior to the date of this Agreement requires a Company Adverse Recommendation Change or (B) a Company Acquisition Proposal constitutes, or is reasonably likely to result in, a Company Superior Proposal, the Company promptly notifies, in writing, Parent of such determination and describes in reasonable detail such material fact, event, change, development or set of circumstances, or the material terms and conditions of such Company Superior Proposal and the identity of the Person making such Company Superior Proposal, as the case may be. Parent shall have four Business Days after delivery of such written notice to submit an offer to engage in an alternative transaction or to modify the terms and conditions of this Agreement such that the Company may proceed with this Agreement (a “Parent Revised Offer”). During such four Business Day period, the Company and its financial and legal advisors shall negotiate in good faith exclusively with Parent to enable Parent to submit a Parent Revised Offer. Any amendment to the price or any other material term of a Company Superior Proposal shall require a new notice from the Company and an additional three Business Day period within which Parent may negotiate a Parent Revised Offer;

(iii) The Company Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel and after considering the results of any negotiations with Parent and any Parent Revised Offer, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties under applicable Law and, in the case of a Company Acquisition Proposal Recommendation or a proposed entry into a Company Acquisition Agreement, that the applicable Company Acquisition Proposal continues to constitute a Company Superior Proposal; and

(iv) Concurrently with making such Company Adverse Recommendation Change or Company Acquisition Proposal Recommendation or entering into such Company Acquisition Agreement, the Company terminates this Agreement pursuant to Section 7.1(d)(iii).

(g) Nothing contained in this Section 5.4 shall prohibit the Company or the Company Board from taking and disclosing to the stockholders of the Company a position with respect to a Company Acquisition Proposal pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent the Company determines after consultation with outside legal counsel that failure to make such disclosure would constitute a violation of applicable Law.

(h) All notices to be given by the Parties under this Section 5.4 shall be given by facsimile transmission in accordance with Section 8.3 (which notice shall be effective as of the day of transmission if transmitted on or before 5:00 p.m. U.S. Central Time on the date of transmission, otherwise the next day after transmission).

Section 5.5 Stockholders’ Meetings. Promptly after the Registration Statement is declared effective under the Securities Act, each of Parent and the Company shall take all necessary action, in accordance with applicable Law, the rules and regulations of the NASDAQ or any securities exchange on which the Company Common Stock is listed or admitted to trading (as the case may be) and the Parent Charter Documents or the Company

Charter Documents (as the case may be), to properly give notice of and hold a meeting of its stockholders for the purpose of voting on the Parent Proposal or the Company Proposal (as the case may be). Subject to Article 7, Parent shall recommend approval of the Parent Proposal, and subject to Section 5.4 and Article 7, the Company Board shall recommend approval of the Company Proposal. Each of the Parent Board and the Company Board shall take all lawful action to solicit such approval, including timely mailing the Proxy Statement/Prospectus to the stockholders of Parent and the Company. Parent and the Company shall coordinate and cooperate with respect to the timing of their respective stockholder meetings, and use reasonable best efforts to hold such meetings on the same day and within 45 days after the date the Registration Statement is declared effective; provided, however, that the Company may postpone or adjourn the Company Meeting (A) for the absence of a quorum or (B) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Company believes in good faith is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Meeting; provided, further, that in the event that the Company Meeting is delayed to a date after the Termination Date as a result of either (A) or (B) above, then the Termination Date shall be extended to the fifth Business Day after such Company Meeting date.

Section 5.6 Registration Statement and Proxy Statement/Prospectus.

(a) Parent and the Company shall cooperate and promptly prepare the Registration Statement and the Proxy Statement/Prospectus and shall file the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus with the SEC as soon as practicable after the date hereof and in any event not later than 45 days after the date hereof. Each Party shall give the other Party and its counsel a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement/Prospectus, including all amendments and supplements thereto, prior to such documents being filed with the SEC or disseminated to stockholders of the Company or Parent and shall give the other Party and its counsel a reasonable opportunity to review and comment on all responses to requests for additional information and comments from the SEC prior to their being filed with, or sent to, the SEC. Parent and the Company shall use their respective reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing. Parent and the Company will provide each other with any information which may reasonably be required to prepare and file the Proxy Statement/Prospectus and the Registration Statement. Each of Parent and the Company will cause the Proxy Statement/Prospectus to be mailed to its stockholders as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC. If at any time prior to the Effective Time any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, Parent or the Company, as applicable, will as promptly as reasonably practicable inform the other of such occurrence, and Parent and the Company will cooperate in filing such amendment or supplement with the SEC, use commercially reasonable best efforts to cause such amendment to become effective as promptly as possible and, if required, mail such amendment or supplement to their respective stockholders. Parent shall use its reasonable best efforts, and the Company shall cooperate with Parent, to obtain any and all necessary state securities Laws or “blue sky” permits, approvals and registrations in connection with the issuance of Parent Common Stock pursuant to the Merger.

(b) Parent will cause the Registration Statement, at the time it becomes effective under the Securities Act, to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder, and the Company shall be responsible for furnishing to Parent true, accurate and complete information relating to the Company and holders of Company Common Stock as is required to be included therein.

(c) The Company hereby covenants and agrees with Parent that (i) the Registration Statement (at the time it becomes effective under the Securities Act through the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall apply only to information included or incorporated by reference in the Registration Statement that was supplied by the Company for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of the Company, at the time of the Company Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall apply only to information included or incorporated by reference in the Proxy Statement/Prospectus that was supplied by the Company for inclusion therein). If, at any time prior to the Effective Time, any event with respect to the Company, or with respect to other information supplied by the Company for inclusion in the Registration Statement or the Proxy Statement/Prospectus, occurs and such event is required to be described in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus, the Company shall promptly notify Parent of such occurrence and shall cooperate with Parent in the preparation, filing and dissemination of such amendment or supplement.

(d) Parent hereby covenants and agrees with the Company that (i) the Registration Statement (at the time it becomes effective under the Securities Act and until the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (provided, however, that this clause (i) shall not apply to any information included or incorporated by reference in the Registration Statement that was supplied by the Company for inclusion therein); and (ii) the Proxy Statement/Prospectus (at the time it is first mailed to stockholders of Parent, at the time of the Parent Meeting, and at the Effective Time) will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided, however, that this clause (ii) shall not apply to any information included or incorporated by reference in the Proxy Statement/Prospectus that was supplied by the Company for inclusion therein). If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information included in the Registration Statement, occurs and such event is required to be described in an amendment to the Registration Statement, such event shall be so described and such amendment shall be promptly prepared and filed. If, at any time prior to the Effective Time, any event with respect to Parent, or with respect to other information included in the Proxy Statement/Prospectus, occurs and such event is required to be described in a supplement to the Proxy Statement/Prospectus, Parent shall promptly notify the Company of such occurrence and shall cooperate with the Company in the preparation, filing and dissemination of such supplement.

(e) None of the Registration Statement, the Proxy Statement/Prospectus or any amendment or supplement thereto will be filed or disseminated to the stockholders of the Company without the approval of both Parent and the Company. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective under the Securities Act, the issuance of any stop order with respect to the Registration Statement, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any comments or requests for additional information by the SEC with respect to the Registration Statement.

Section 5.7 NASDAQ Listing. Parent shall prepare and submit to the NASDAQ, as soon as practicable, a Listing of Additional Shares Notification or other appropriate documentation covering the shares of Parent Common Stock representing Parent Stock Consideration to be issued in the Merger.

Section 5.8 Additional Arrangements.

(a) Subject to the terms and conditions herein provided, each of the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all action and shall use their reasonable best efforts to do, or cause to be done, all things necessary, appropriate or desirable, under any applicable Law, under applicable Contracts (including the Parent Credit Agreement) or otherwise, so as to enable the Closing to occur as soon as reasonably practicable, including using its reasonable best efforts to obtain all necessary material waivers, consents and approvals, remove all impediments to the Closing, and make all Parent Regulatory Filings and Company Regulatory Filings (the “Regulatory Filings”). Parent and the Company each will cause all documents it is responsible for filing with any Governmental Authority under this Section 5.8 to comply in all material respects with all applicable Laws.

(b) Each of Parent and the Company shall furnish the other Party with such information and reasonable assistance as such other Party and its Representatives may reasonably request in connection with their preparation of any Regulatory Filings with any Governmental Authorities.

(c) Each of the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all action or shall use their reasonable best efforts to do, or cause to be done, all things necessary, appropriate or desirable to cause the covenants and conditions applicable to the transactions contemplated hereby to be performed or satisfied as soon as practicable, and will execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby.

(d) Each of Parent and the Company shall use its reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, Order, ruling or injunction that would restrain, prevent or delay the Closing. Furthermore, if any Governmental Authority shall have issued any Order, decree, ruling or injunction, or taken any other action, that would have the effect of restraining, enjoining or otherwise prohibiting, delaying or preventing the consummation of the transactions contemplated hereby, each of the Company and Parent shall use its reasonable best efforts to have such Order, decree, ruling or injunction or other action declared ineffective as soon as practicable.

(e) Parent and the Company shall promptly notify each other of any communication concerning this Agreement or the Merger from any Governmental Authority and, subject to applicable Law, permit the other Party to review in advance any proposed communication to any Governmental Authority concerning this Agreement or the Merger. In addition, Parent and Company shall not agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or another inquiry concerning this Agreement or the Merger, or enter into any agreements with any Governmental Authority, including, without limitation, extending any antitrust waiting periods, unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate thereat. Parent and the Company shall furnish counsel to the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their respective Affiliates and Representatives on the one hand, and any Governmental Authorities or members of their respective staffs on the other hand, relating to this Agreement and the Merger.

(f) Notwithstanding the foregoing, and except as provided in Section 5.1 and 5.2, nothing contained in this Agreement shall be construed so as to require Parent, Merger Sub or the Company, or any of their respective Subsidiaries or Affiliates, without its written consent, to sell, license, dispose of, hold separate, or operate in any specified manner any assets or businesses of Parent, Merger Sub, the Company or the Surviving Corporation (or to require Parent, Merger Sub, the Company or any of their respective Subsidiaries or Affiliates to agree to any of the foregoing). In connection with its obligations under this Section 5.8, the Company shall not, without Parent’s prior written consent, commit to (or allow its Subsidiaries to commit to) any divestitures, licenses, hold separate arrangements or similar matters, including covenants affecting business operating practices in connection with the transactions contemplated under this Agreement.

Section 5.9 Section 16. Prior to the Effective Time, Parent, the Company and their respective Boards of Directors shall adopt resolutions consistent with the interpretive guidance of the SEC and take any other actions as may be required, to the extent permitted under applicable Law, to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act.

Section 5.10 Public Announcements.

(a) On the date this Agreement is executed (or if executed after the close of business, no later than the opening of the NASDAQ on the next day), Parent and the Company shall issue a joint press release with respect to the execution hereof and the transactions contemplated hereby. Except as may be required by applicable Law, Order or any listing agreement with or rule of any regulatory body, national securities exchange or association, Parent and the Company shall consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated by this Agreement.

(b) No Party shall issue any press release or other public statement concerning the transactions contemplated by this Agreement without first providing the other Parties with a written copy of the text of such release or statement and obtaining the consent of the other Parties to such release or statement, which consent will not be unreasonably withheld. The consent provided for in this Section 5.10(b) shall not be required (i) if the delay would preclude the timely issuance of a press release or public statement required by Law or any applicable regulations, or (ii) for a press release or public statement that may be made with respect to a Company Adverse Recommendation Change or Company Acquisition Proposal Recommendation effected in accordance with Section 5.4. The provisions of this Section 5.10(b) shall not be construed as limiting the Parties from communications consistent with the purposes of this Agreement, including but not limited to seeking the regulatory and stockholder approvals contemplated hereby.

Section 5.11 Notification of Certain Matters.

(a) The Company shall give prompt notice to Parent and Merger Sub upon acquiring Knowledge of any of the following: (i) any representation or warranty contained in Article 3 being untrue or inaccurate when made, (ii) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 3 to be untrue or inaccurate at any time on or before the Closing Date, or (iii) any failure of the Company to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder.

(b) Parent shall give prompt notice to the Company upon acquiring Knowledge of any of the following: (i) any representation or warranty contained in Article 4 being untrue or inaccurate when made, (ii) the occurrence of any event or development that would cause (or could reasonably be expected to cause) any representation or warranty contained in Article 4 to be untrue or inaccurate at any time on or before the Closing Date, or (iii) any failure of Parent to comply with or satisfy any covenant, condition, or agreement to be complied with or satisfied by it hereunder.

Section 5.12 Payment of Expenses. Except as provided in Section 7.3, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, regardless of whether the Merger is consummated, except that Parent and the Company shall equally share all fees and expenses, other than attorneys’, accountants’, financial advisors’ and consultants’ fees and expenses (which shall be paid by the Party incurring same), incurred for printing the Proxy Statement/Prospectus, including preliminary materials related thereto, and the Registration Statement, including financial statements and exhibits and any amendments and supplements thereto.

Section 5.13 Indemnification and Insurance.

(a) From and after the Effective Time, subject to applicable Law, Parent will, and will cause the Surviving Corporation to, comply with the obligations of the Company under indemnification agreements between the Company and its directors and officers in effect immediately prior to the Effective Time and described in Section 5.13(a) of the Company Disclosure Letter. Subject to applicable Law, the organizational documents of the Surviving Corporation shall contain provisions with respect to indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Charter Documents, as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of the Company, unless such modification is required by applicable Law. In the event any claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claims shall continue until final disposition of any and all such claims

(b) During the period beginning at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation, to the fullest extent permitted under applicable Law, to indemnify and hold harmless each person who is as of the date hereof, has been at any time prior to the date hereof, or becomes prior to the Effective Time a director, officer or fiduciary of the Company or any of its Subsidiaries (each such person, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs, expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (a “Claim”), whether asserted or claimed prior to, at or after the Effective Time, arising out of, relating to or in connection with any action or omission in his or her capacity as such occurring or alleged to have occurred at or prior to the Effective Time, including any act or omission in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby. Each Indemnified Party shall also be entitled to advancement of expenses as incurred (and not later that ten Business Days after receipt by Parent or the Surviving Corporation of receipts therefor) to the fullest extent permitted under applicable Law, provided that such Indemnified Party undertakes to repay such advances if it is ultimately determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim for which indemnification could be sought by any Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents. In the event of any Claim, any Indemnified Party wishing to claim indemnification shall promptly notify Parent thereof (provided that failure to so notify Parent will not affect the obligations of Parent except to the extent that Parent shall have been prejudiced as a result of such failure) and shall deliver to Parent the undertaking contemplated by the applicable provisions of the DGCL, but without any requirement for the posting of a bond. Without limiting the foregoing, in the event any Claim is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Party will cooperate reasonably with Parent, at Parent’s expense, in the defense of such matter and (ii) Parent shall have the right to control the defense of such matter and shall retain only one set of legal counsel selected by Parent and reasonably satisfactory to the Indemnified Party (plus one local counsel, if necessary) to represent all Indemnified Parties with respect to each such matter unless the use of one counsel to represent the Indemnified Parties would present such counsel with a conflict of interest, or the representation of all of the Indemnified Parties by the same counsel would be inappropriate due to actual differing interests between them, in which case such additional counsel as may be required (as shall be reasonably determined by the Indemnified Parties and Parent) may be retained by the Indemnified Parties. Parent shall pay all reasonable fees and expenses of all such counsel for such Indemnified Parties. Notwithstanding the foregoing, nothing contained in this Section 5.13 shall be deemed to grant any right to any Indemnified Party which is not permitted to be granted to a director, officer or fiduciary of the Company under applicable Law, nor shall Parent or the Surviving Corporation be required to indemnify any of the Indemnified Parties to a greater extent than the Company would be required to as of the date hereof pursuant to the Company Charter Documents.

(c) The Surviving Corporation shall maintain the Company’s officers’ and directors’ liability insurance policies and fiduciary liability insurance policies in effect on the date of this Agreement (collectively, the “D&O Insurance”), for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions occurring at or prior to the Effective Time; provided, however, that (i) the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers from insurance carriers with financial strength ratings equal to or greater than the financial strength rating of the Company’s current insurance carrier and (ii) such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time; provided, further, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 250% of current annual premiums paid by the Company in the aggregate for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto; and provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, the Surviving Corporation shall procure and maintain for such six year period as much coverage as reasonably practicable for the Maximum Amount. Parent shall have the right to cause coverage to be extended under the D&O Insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than those contained in the existing D&O Insurance.

(d) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(e) In the event that the Surviving Corporation or Parent, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.13.

(f) The obligations of Parent and the Surviving Corporation under this Section 5.13 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 5.13 applies without the consent of such affected Indemnified Party.

Section 5.14 Employee Matters. With respect to each individual who is employed by the Company immediately prior to the Effective Time (each such employee, an “Affected Employee”):

(a) Each Affected Employee shall remain an at-will employee, except those with employment agreements in place prior to the execution of this Agreement.

(b) If and to the extent permitted by any Parent Benefit Plan, and if and to the extent any Affected Employees are enrolled in or otherwise receive benefits under any Parent Benefit Plan, for purposes of vesting, eligibility to participate and accrual and level of benefits under any such Parent Benefit Plan, each Affected Employee shall be credited for his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent and for the same purpose as such Affected Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Affected Employee participated or was eligible to participate immediately prior to the Effective Time; provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or to benefit accrual under a defined benefit pension plan. In addition, and without limiting the generality of the foregoing, if and to the extent that Parent does not maintain coverage for any Affected Employee(s) under any Company Benefit Plan, and if and to the extent permitted by the Parent Benefit Plans, (i) Parent shall cause such Affected Employee(s) to be immediately eligible to participate, without any waiting time, in the comparable Parent Benefit Plan(s), (ii) Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such comparable Parent Benefit Plan(s) to be waived for such Affected Employee(s) and his, her or their covered dependents, unless such conditions would not have been waived under the Company Benefit Plan in which such Affected Employee(s) participated immediately prior to the Effective Time, and (iii) Parent shall cause any eligible expenses incurred by such Affected Employee(s) and his, her or their covered dependents during the portion of the plan year of such Company Benefit Plan ending on the date such Affected Employee’s participation in the comparable Parent Benefit Plan begins to be taken into account under such Parent Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Affected Employee(s) and his, her or their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Benefit Plan. Notwithstanding the foregoing, Parent shall have the sole discretion to maintain in effect the Company Benefit Plans, and nothing in this Agreement shall be deemed to require Parent to offer coverage under the Parent Benefit Plans to the Affected Employees or prevent Parent or any of its Subsidiaries from amending, in any way it sees fit, or terminating any Parent Benefit Plan at any time.

(c) Parent shall cause the Surviving Corporation and its Subsidiaries, following the Effective Time, to honor, without modification, all contracts, agreements, collective bargaining agreements and commitments of the parties prior to or at the date hereof or made herein or permitted to be entered into prior to the Effective Time pursuant to this Agreement which apply to any current or former employee or current or former director of the Company; provided, however, that this undertaking is not intended to prevent the Surviving Corporation or its Subsidiaries from enforcing such contracts, agreements, collective bargaining agreements and commitments in accordance with their terms, including any reserved right to amend, modify, suspend, revoke or terminate any such contract, agreement, collective bargaining agreement or commitment.

(d) Nothing herein, express or implied, shall (i) confer upon any Person not a party to this Agreement any rights or remedies of any nature whatsoever, (ii) confer on any Person any right to employment or benefits for any specified period, (iii) be deemed to amend any Parent Benefit Plan or (iv) require Parent, the Company, the Surviving Corporation or any of their respective Affiliates to amend or continue any existing, or establish any new, Benefit Plan.

Section 5.15 Company Board and Executive Officers. At or prior to Closing, the Company shall deliver to Parent written resignations of all members of the Company Board and the board of directors (or equivalent body) of each Company Subsidiary, and all officers of the Company and its Subsidiaries, to be effective as of the Effective Time.

Section 5.16 Tax Matters. The Company shall provide Parent with a certification in accordance with the requirements of Treasury Regulation Section 1.1445-2(c)(3) that it is not a United States real property holding corporation.

Section 5.17 No Other Vote. Other than in accordance with the provisions of Section 5.4, the Company shall not submit to the vote of its stockholders any Company Acquisition Proposal, or propose to do so.

Section 5.18 Additional Instruments and Agreements. Parent, Merger Sub and the Company agree to execute and deliver any and all additional instruments necessary to consummate the transactions contemplated by this Agreement.

Section 5.19 Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s operations or give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, each of Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 5.20 Determination of Net Debt

(a). No later than twelve Business Days prior to the Closing Date the Company shall deliver to Parent (a) a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company certifying to and setting forth the calculation of Net Debt determined in accordance with the example and using the same methodologies as set forth on Exhibit 1.1 (“Net Debt Certificate”) and (b) bank and other records documenting, in reasonable detail, the individual line items set forth in the calculation of Net Debt included in the Net Debt

Certificate. Parent shall have three Business Days after the delivery of the Net Debt Certificate to object to the calculation of Net Debt and the Parties shall negotiate in good faith to resolve any such objections and agree upon a final calculation of Net Debt. If an objection is not timely made the Parties shall be deemed to have agreed upon the calculation of Net Debt set forth in the Net Debt Certificate.

(b) Promptly after the Parties have agreed (or been deemed to have agreed) upon the calculation of Net Debt set forth in the Net Debt Certificate the Parties shall disseminate a joint press release disclosing the final determinations of Cash Consideration and the Exchange Ratio (the “Merger Consideration Press Release”).

Article 6

Conditions

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions, any or all of which may be waived in writing in whole or in part by either Parent or the Company (to the extent permitted by applicable Law):

(a) Stockholder Approval. The Parent Proposal and the Company Proposal shall have been duly and validly approved and adopted by the requisite vote of the stockholders of Parent and the Company, respectively.

(b) Minority Approval. The holders of fifty percent (50%) or more of all of the issued and outstanding shares of Company Stock entitled to vote, and not held by a Parent Tontine Affiliate, a Company Tontine Affiliate, or John Martell, shall not have voted against the Company Proposal (“Company Minority Approval”) and the holders of fifty percent (50%) or more of all of the issued and outstanding shares of Parent Stock entitled to vote, and not held by a Parent Tontine Affiliate, a Company Tontine Affiliate, or John Martell, shall not have voted against the Parent Proposal (“Parent Minority Approval”).

(c) Securities Law Matters. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall be effective at the Effective Time, and no stop order suspending such effectiveness shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend such effectiveness shall have been initiated or threatened and be continuing, and any and all necessary approvals under state securities Laws relating to the issuance or trading of the Parent Common Stock to be issued in the Merger shall have been received.

(d) No Injunctions or Restraints. No Governmental Authority of competent jurisdiction shall have issued, promulgated, enforced or entered any Order, decree, temporary restraining order, preliminary or permanent injunction, or other legal restraint or prohibition that is continuing and which prevents the consummation of the Merger or imposes any material restrictions on the Parties with respect thereto; provided, however, that, prior to invoking this condition, each Party shall have complied fully with its obligations under Section 5.8 and, in addition, shall have used its reasonable best efforts to have any such decree, ruling, injunction or Order vacated, except as otherwise contemplated by this Agreement, including Section 5.8(d).

(e) NASDAQ Listing. Parent shall have filed with NASDAQ the Listing of Additional Shares Notification with respect to the shares of Parent Common Stock to be issued in the Merger.

(f) Stock Election. No Person, other than Parent Tontine Affiliates, shall, in the reasonable determination of the Parent Board, become an Acquiring Person (as such term is defined in that certain Tax Benefit Protection Plan Agreement dated as of January 28, 2013, between Parent and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Parent Rights Agreement”) as a result of the Merger.

(g) Consents and Approvals. Other than filing the Certificate of Merger pursuant to Section 2.1, all consents, approvals, permits and authorizations required to be obtained by the Parties prior to the Effective Time from any Governmental Authority, and to the extent necessary those then required under the Parent Credit Agreement, to consummate the Merger shall have been made or obtained (as the case may be), except for any failures to make such filings or obtain such consents, approvals, permits and authorizations that, individually or in the aggregate, would not constitute a Material Adverse Effect on or with respect to the Surviving Corporation (assuming the Merger has taken place); provided, however, that the provisions of this Section 6.1(g) shall not be available to any Party whose failure to fulfill its obligations pursuant to Section 5.8 shall have been the cause of, or shall have resulted in, the failure to obtain such consent, approval, permit or authorization.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of each of the following conditions, any or all of which may be waived in writing in whole or in part by Parent and Merger Sub:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Sections 3.2, 3.3, 3.9(a) and 3.20 shall be true, accurate and complete in all respects as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, (ii) the representations and warranties of the Company set forth in Section 3.13 shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except (in the case of this clause (ii) only) for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, would not reasonably be expected to result in any loss or liability in excess of $500,000 and (iii) the representations and warranties of the Company set forth in Article 3 (other than the representations and warranties set forth in Sections 3.2, 3.3, 3.9(a), 3.13 and 3.20) shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except (in the case of this clause (iii) only), for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, do not constitute a Company Material Adverse Effect; and Parent shall have received a certificate signed by the Responsible Officers of the Company to such effect.

(b) Performance of Covenants and Agreements by the Company. The Company shall have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed by the Responsible Officers of the Company to such effect.

(c) Appraisal Rights. The number of Dissenting Shares shall not exceed 5% of the outstanding shares of Company Common Stock immediately prior to the Effective Time.

(d) No Company Material Adverse Effect. From the date of this Agreement through the Closing, there shall not have occurred any event or circumstance that constitutes a Company Material Adverse Effect.

(e) Calculation of Net Debt. The Parties shall have agreed upon the calculation of Net Debt.

Section 6.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following conditions, any or all of which may be waived in writing in whole or in part by the Company:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Sections 4.2, 4.3, 4.9(a) and 4.12 shall be true, accurate and complete in all respects as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time and (ii) the representations and warranties of Parent and Merger Sub set forth in Article 4 (other than the representations and warranties set forth in Sections 4.2, 4.3, 4.9(a) and 4.12) shall be true, accurate and complete (disregarding any qualifications as to materiality or Material Adverse Effect) as of the date of this Agreement and (except to the extent such representation or warranty speaks as of an earlier date, in which case the representation or warranty shall be true and correct as of such date) as of the Closing Date as though made on and as of that time, except (in the case of this clause (ii) only), for any failures of such representations and warranties to be so true, accurate and complete that, individually or in the aggregate, do not constitute a Material Adverse Effect with respect to Parent or the Surviving Corporation; and the Company shall have received a certificate signed by the Responsible Officers of Parent to such effect.

(b) Performance of Covenants and Agreements by Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed by the Responsible Officers of Parent to such effect.

(c) No Parent Material Adverse Effect. From the date of this Agreement through the Closing, there shall not have occurred any event or circumstance that constitutes a Parent Material Adverse Effect.

(d) Delivery of Transfer Instructions. Parent shall have delivered to the Exchange Agent an irrevocable letter of instruction in a form reasonably satisfactory to the Company authorizing and directing the transfer of the Merger Consideration to holders of shares of Company Common Stock upon surrender of such holders’ Certificates representing such shares of Company Common Stock in accordance with Article 2.

(e) Tax Opinion. The Company must have received an opinion of its tax counsel dated as of the Closing Date, to the effect that, for United States federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the rules and Treasury Regulations (as defined below) promulgated thereunder and (ii) this Agreement constitutes a Plan of Reorganization within the meaning of Section 368 of the Internal Revenue Code. The condition set forth in this Section 6.3(e) shall not be waivable after receipt of the approval of the stockholders of the Company if such waiver would require further stockholder approval to be obtained, unless further stockholder approval is obtained with appropriate disclosure.

Article 7

Termination

Section 7.1 Termination Rights. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the Parent Proposal by the stockholder of Parent or approval of the Company Proposal by the stockholders of the Company (except as provided below), by action taken by the board of directors of the terminating Party or Parties upon the occurrence of any of the following:

(a) By mutual written consent duly authorized by the Parent Board and the Company Board.

(b) By either the Company or Parent if:

(i) the Merger has not been consummated by the Termination Date (provided, however, that the right to terminate this Agreement pursuant to this clause (i) shall not be available to any Party whose breach of any representation or warranty or failure to perform or satisfy any covenant or agreement under this Agreement has been the principal cause of or resulted in the failure of the Merger to occur on or before such date);

(ii) any Governmental Authority shall have issued an Order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or making consummation of the Merger illegal, and such Order, decree, ruling or other action shall have become final and nonappealable (provided, however, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to any Party who directly or indirectly initiated such action or whose failure to fulfill any material obligation under this Agreement has been the principal cause of or resulted in such Order, decree, ruling or other action);

(iii) the Company Proposal shall not have been approved by the Required Company Vote and Company Minority Approval at the Company Meeting or at any adjournment or postponement thereof (provided, however, that the right to terminate this Agreement pursuant to this clause (iii) shall not be available to the Company if the failure to obtain approval of the Company Proposal is caused by the action or failure to act of the Company and such action or failure to act constitutes a material breach of this Agreement);

(iv) the Parent Proposal shall not have been approved by the Required Parent Vote and Parent Minority Approval at the Parent Meeting or at any adjournment or postponement thereof (provided, however, that the right to terminate this Agreement pursuant to this clause (iv) shall not be available to Parent if the failure to obtain approval of the Parent Proposal is caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach of this Agreement); or

(c) By Parent if:

(i) There has been a material breach of the representations and warranties made by the Company in Article 3 of this Agreement, which breach (A) would cause a failure of the condition described in Section 6.2(a) and (B) is incapable of being cured by the Termination Date or is not cured by the Company within 20 days following receipt of written notice from Parent of such breach;

(ii) The Company has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement, which failure to comply (A) would cause a failure of the condition described in Section 6.2(b) and (B) is incapable of being cured by the Termination Date or is not cured by the Company within 20 days following written notice from Parent of such failure;

(iii) (A) The Company shall have breached in any material respect any of its obligations under Section 5.4, (B) the Company Board (or any committee thereof) shall have made a Company Adverse Recommendation Change or a Company Acquisition Proposal Recommendation, (C) any Acquired Company shall have entered into a Company Acquisition Agreement or (D) the Company or the Company Board (or any committee thereof) publicly shall have announced its intention to do any of the foregoing; or

(iv) There has been a Company Material Adverse Effect that (A) would cause a failure of the condition described in Section 6.2(c) and (B) is incapable of being cured by the Termination Date or is not cured by the Company within 20 days following receipt of written notice from Parent of such Company Material Adverse Effect.

(d) By the Company if:

(i) There has been a material breach of the representations and warranties made by Parent and Merger Sub in Article 4 of this Agreement, which breach (A) would cause a failure of the condition described in Section 6.3(a), and (B) is incapable of being cured by the Termination Date or is not cured by Parent within 20 days following receipt of written notice from the Company of such breach;

(ii) Parent or Merger Sub has failed to comply in any material respect with any of its covenants or agreements contained in this Agreement, which failure to comply (A) would cause a failure of the condition described in Section 6.3(b) and (B) is incapable of being cured by the Termination Date or is not cured by Parent within 20 days following receipt of written notice from the Company of such failure;

(iii) Prior to the approval of the Company Proposal by the Required Company Vote, and after compliance with Section 5.4(e), the Company Board (or any committee thereof) makes a Company Adverse Recommendation Change or Company Acquisition Proposal Recommendation or the Company enters into a Company Acquisition Agreement; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(d)(iii) unless the Company shall not have breached the terms of Section 5.4 in any material respect. No termination pursuant to this Section 7.1(d)(iii) shall be effective unless the Company simultaneously pays in full the payment required by Section 7.3(a); or

(iv) There has been a Parent Material Adverse Effect that (A) would cause a failure of the condition described in Section 6.3(c) and (B) is incapable of being cured by the Termination Date or is not cured by the Parent within 20 days following receipt of written notice from the Company of such Parent Material Adverse Effect.

Section 7.2 Effect of Termination. If this Agreement is terminated by either the Company or Parent pursuant to the provisions of Section 7.1, this Agreement shall forthwith become null and void, and there shall be no further obligation on the part of any Party or its Affiliates, directors, officers or stockholders except pursuant to the provisions of Section 5.3(c), Section 5.3(d), Section 5.12, Section 7.3, Article 8 and the Confidentiality Agreement (which shall continue pursuant to their terms); provided, however, that a termination of this Agreement shall not relieve any Party from any liability for damages incurred as a result of a willful or intentional material breach by such Party of its representations, warranties, covenants, agreements or other obligations hereunder occurring prior to such termination.

Section 7.3 Fees and Expenses. Notwithstanding the provisions of Section 5.12:

(a) The Company will, immediately upon termination of this Agreement pursuant to any one or more than one of the following provisions, pay, or cause to be paid, to Parent by wire transfer of immediately available funds to an account designated by Parent a termination fee in the amount of Two Hundred Fifty Thousand Dollars ($250,000.00):

(i) Section 7.1(b)(i);

(ii) Section 7.1(b)(iii);

(iii) Section 7.1(c)(i);

(iv) Section 7.1(c)(ii);

(v) Section 7.1(c)(iii); or

(vi) Section 7.1(d)(iii).

Notwithstanding the foregoing, the Company shall not be required to pay, or cause to be paid, to Parent any amounts pursuant to this Section 7.3(a) if the reason the Merger has not been timely consummated is the result of a failure to satisfy the conditions set forth in Section 6.1(b), 6.1(c), 6.1(d) or 6.1(e). For the avoidance of doubt, the maximum amount of any termination fee paid under this section shall be $250,000.00; in no event will termination fees be combined or cumulative.

(b) If the Company consummates, within 365 days of the termination of this Agreement pursuant to Section 7.1(b)(i) or 7.1(b)(iii) , any Company Acquisition Proposal with any Person who had submitted a

Company Acquisition Proposal prior to the termination of this Agreement pursuant to Section 7.1(b)(i) or 7.1(b)(iii) (regardless of whether such Company Acquisition Proposal is the same Company Acquisition Proposal having given rise to the termination of this Agreement pursuant to Section 7.1(b)(i) or 7.1(b)(iii)), the Company will immediately thereafter pay, or cause to be paid, to Parent by wire transfer of immediately available funds to an account designated by Parent an additional topping fee of $500,000. Combined with the $250,000 termination fee, this will mean a combined fee of $750,000 paid by the Company to Parent under such circumstances.

(c) Parent will, immediately upon termination of this Agreement pursuant to Section 7.1(b)(iv), pay, or cause to be paid, to the Company by wire transfer of immediately available funds to an account designated by the Company an amount equal to the Company’s out-of-pocket and documented expenses incurred in connection with the transactions contemplated hereby, including without limitation all such expenses relating to accounting, legal and investment banking fees; provided, however, that such amount shall not exceed $250,000 in the aggregate.

(d) The Company acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Parent nor Merger Sub would have entered into this Agreement. Accordingly, if the Company fails to pay promptly any amounts due pursuant to this Section 7.3, the Company shall pay to Parent its costs and expenses (including attorneys’ fees and expenses) in connection with collecting these amounts, together with interest on the amounts so owed, at the rate of interest per annum specified as the Prime Rate in The Wall Street Journal as of the date of termination plus 2.0%, from the date of termination of this Agreement until the date all such amounts are paid to Parent.

(e) Parent acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not have entered into this Agreement. Accordingly, if Parent fails to pay promptly any amounts due pursuant to this Section 7.3, Parent shall pay to the Company its costs and expenses (including attorneys’ fees and expenses) in connection with collecting these amounts, together with interest on the amounts so owed, at the rate of interest per annum specified as the Prime Rate in The Wall Street Journal as of the date of termination plus 2.0%, from the date of termination of this Agreement until the date all such amounts are paid to the Company.

Article 8

Miscellaneous

Section 8.1 Nonsurvival of Representations and Warranties. None of the representations or warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger.

Section 8.2 Amendment. This Agreement may be amended by the Parties at any time before or after approval of the Company Proposal by the stockholders of the Company; provided, however, that, after any such approval, no amendment shall be made without the further approval of such stockholders if such amendment would (a) in any way materially adversely affect the rights of the Company stockholders (other than a termination of this Agreement in accordance with the provisions hereof) or (b) require a shareholder vote under applicable Law or the rules of any securities exchange on which the Company Common Stock is listed or admitted to trading. This Agreement may not be amended except by a written instrument signed by an authorized representative of each of the Parties.

Section 8.3 Notices. Any notice or other communication required or permitted hereunder shall be in writing and, unless delivery instructions are otherwise expressly set forth above herein, either delivered personally (effective upon delivery), by facsimile transmission (effective upon confirmation of successful transmission), by recognized overnight delivery service (effective on the next day after delivery to the service), or by registered or certified mail, postage prepaid and return receipt requested (effective on the third Business Day after the date of mailing), at the following addresses or facsimile transmission numbers (or at such other address(es) or facsimile transmission number(s) for a Party as shall be specified by like notice):

To Parent and/or Merger Sub:	Integrated Electrical Services, Inc.
5433 Westheimer Road, Suite 500
Houston, Texas 77056
	Attention:	James M. Lindstrom
Chief Executive Officer
	Facsimile:	(713) 860-1590

with a copy (which shall	Andrews Kurth LLP
not constitute notice) to:	600 Travis Street, Suite 4200
Houston, Texas 77002
	Attention:	G. Michael O’Leary, Esq.
	Facsimile:	(713) 238-7130

To the Company:	MISCOR Group, Ltd.
800 Nave Road, SE
Massillon, OH 44646
	Attention:	Michael P. Moore
President and Chief Executive Officer
	Facsimile:	(330) 830-3522

with a copy (which shall	Tuesley Hall Konopa LLP
not constitute notice) to:	212 E. LaSalle Ave
South Bend, Indiana 46617
	Attention:	James M. Lewis, Esq.
	Facsimile:	(574) 232-3790

Section 8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties whether such delivery is by physical delivery or by means of a facsimile or portable document format (pdf) transmission, it being understood that all Parties need not sign the same counterpart.

Section 8.5 Severability. The provisions of this Agreement will be severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Subject to the preceding sentence, any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be deemed modified to the minimum extent necessary to make such term or provision valid and enforceable, provided that if such term or provision is incapable of being so modified, then such term or provision shall be deemed ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and the documents and instruments delivered by the Parties in connection with this Agreement): (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) except as provided in Section 5.13 (which is intended to be for the benefit of the Persons covered thereby) is solely for the benefit of the Parties and their respective successors, legal representatives and assigns and does not confer on any Person other than the Parties any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with Section 8.9 without notice of liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Without limiting the foregoing, it is expressly understood and agreed that the provisions of Section 5.14 are statements of intent, and no Company Employee or other Person shall have any rights or remedies with respect thereto (including any right of employment) and no Person is intended to be a Third Party beneficiary thereof.

Section 8.7 Applicable Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the State of Delaware (including the Laws of Delaware with respect to statutes of limitation and statutes of repose).

Section 8.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such attempted assignment without such consent shall be immediately null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 8.9 Waivers. At any time prior to the Effective Time, any Party may, for itself only and to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive performance of any of the covenants or agreements, or satisfaction of any of the conditions, contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by an authorized representative of such Party. Except as provided in this Agreement, no action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any Party of a breach of any provision hereof shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provisions hereof.

Section 8.10 Confidentiality Agreement. The Confidentiality Agreement shall remain in full force and effect following the execution of this Agreement and is hereby incorporated herein by reference, and shall constitute a part of this Agreement for all purposes. Any and all information received by Parent and the Company pursuant to the terms and provisions of this Agreement shall be governed by the applicable terms and provisions of the Confidentiality Agreement.

Section 8.11 Incorporation. Exhibits and Schedules referred to herein are attached to and by this reference incorporated herein for all purposes.

Section 8.12 Specific Performance; Remedies. Each Party acknowledges and agrees that the other Parties would be damaged irreparably if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and its provisions in any action or proceeding instituted in any state or federal court sitting in the State of Delaware having jurisdiction over the parties and the matter, in addition to any other remedy to which they may be entitled, at Law or in equity. Except as expressly provided herein, the rights, obligations and remedies created by this Agreement are cumulative and in addition to any other rights, obligations or remedies otherwise available at Law or in equity. Except as expressly provided herein, nothing herein will be considered an election of remedies.

Section 8.13 Waiver of Jury Trial. Each of the Parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the Parties hereto (a) certifies that no Representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 8.13.

(Signature Page Follows)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives, on the date first written above.

Company:

MISCOR Group, Ltd., an Indiana corporation

By:	/s/ Michael P. Moore
Name:	Michael P. Moore
Title:	President and Chief Executive Officer

Parent:

Integrated Electrical Services, Inc., a Delaware corporation

By:	/s/ James M. Lindstrom
Name:	James M. Lindstrom
Title:	Chief Executive Officer

Merger Sub:

IES Subsidiary Holdings, Inc., a Delaware corporation

By:	/s/ James M. Lindstrom
Name:	James M. Lindstrom
Title:	President

ANNEX B

March 11, 2013

Board of Directors

Integrated Electrical Services, Inc.

5433 Westheimer Road, Suite 500

Houston, TX 77056

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that Integrated Electrical Services, Inc., a Delaware corporation (the “Buyer” or “IES”) , is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with IES Subsidiary Holding, Inc., a Delaware corporation and a wholly-owned subsidiary of IES (“Merger Sub”), and Miscor Group, LTD., an Indiana corporation (the “Company”), pursuant to which the Company will be merged with and into Merger Sub with Merger Sub continuing as the surviving corporation (the “Merger”), and each issued and outstanding share of common stock, no par value per share, of the Company (the “Company Common Stock”) will be converted into the right to receive, at the election of the holder of shares of Company Common Stock, either (a) an amount in cash (without interest), which amount shall not be less than $1.415 per share, equal to the quotient of (i) the excess of $24,000,000 over the Company’s Net Debt (as defined in the Merger Agreement) divided by (ii) the number of Outstanding Shares (as defined in the Merger Agreement), (the “Cash Consideration”), provided that if the Cash Consideration payable in the Merger exceeds an aggregate amount equal to the Cash Consideration multiplied by 50% of the number of shares of Company Common Stock outstanding at the effective time of the merger (the “Maximum Cash Amount”), then holders of shares of Company Common Stock electing Cash Consideration shall instead receive Stock Consideration (as defined below) on a pro rata basis until the aggregate amount of Cash Consideration is not greater than the Maximum Cash Amount; or (b) a number of shares (which may be less than one and which shall be expressed as a decimal, calculated to the nearest one-ten thousandth) of Buyer’s common stock, par value $0.01 per share (the “Buyer Common Stock”), equal to an exchange ratio calculated by dividing the Cash Consideration by the volume weighted average sale price of Buyer Common Stock as reported by the NASDAQ stock market for the 60 consecutive trading days ending on the fifteenth business day prior to the closing of the Merger (not counting the Closing Date) (the “Buyer Common Stock Value”) (the “Stock Consideration”), provided that if the Buyer Common Stock Value is less than $4.024 per share, the Buyer Common Stock Value shall be $4.024 and if the Buyer Common Stock Value is greater than $6.036 per share, the Buyer Common Stock Value shall be $6.036; or (c) a combination of the Cash Consideration and the Stock Consideration (collectively, the “Merger Consideration”), subject to adjustment and on terms and conditions more fully set forth in the Merger Agreement. The Cash Consideration and the Stock Consideration are collectively referred to herein as the “Merger Consideration”. We understand that the Tontine Capital Management L.L.C. (“Tontine”) and its affiliates are significant stockholders of the Buyer and the Target and certain affiliates of Tontine are members of the Board of Directors of the Buyer. In providing this Opinion, we have not attached any significance to, or considered in any way, such facts.

The Board of Directors of the Buyer (the “Board”) has requested Stifel’s opinion, in its capacity as financial advisor to the Board, as to the fairness, as of the date hereof, from a financial point of view, to IES, of the Merger Consideration to be paid by the Buyer to holders of Company Common Stock in the Merger pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	discussed the Merger and related matters with the Buyer’s counsel and reviewed a draft copy of the Merger Agreement dated March 8, 2013;

Board of Directors—Integrated Electrical Services, Inc.

March 11, 2013

(ii)	reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2012, with 2012 being in draft form, and unaudited consolidated financial statements of the Company contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012;

(iii)	reviewed the audited consolidated financial statements of the Buyer contained in its Annual Reports on Form 10-K for the three years ended September 30, 2012 and the unaudited consolidated financial statements of the Buyer contained in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2012.

(iv)	reviewed and discussed with the Buyer’s management certain other publicly available information concerning the Buyer and the Company;

(v)	reviewed certain non-public information concerning the Buyer, including internal financial analyses and forecasts prepared by its management and held discussions with the Buyer’s senior management, including with respect to estimates of certain cost savings, operating synergies, merger charges; the pro forma financial impact of the Merger on the Buyer and recent developments;

(vi)	reviewed certain non-public information concerning the Company, including internal financial analyses and forecasts prepared by its management and held discussion with the Company’s senior management regarding recent developments;

(vii)	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(viii)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(ix)	reviewed the reported prices and trading activity of the equity securities of each of the Company and the Buyer;

(x)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

(xi)	took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company’s and the Buyer’s industries generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company or the Buyer, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. Stifel received financial forecasts with respect to the Company from the Company’s management and from the Buyer’s management, and, in rendering our Opinion, at the request of the Buyer, Stifel used the financial forecasts with respect to the Company provided by the Buyer’s management. With respect to the financial forecasts supplied to us by the Company and the Buyer (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer and the Company’s projected Net Debt), we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and the Buyer, as applicable, as to the future operating and financial performance of the Company and the Buyer, as applicable, and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without

Board of Directors—Integrated Electrical Services, Inc.

March 11, 2013

limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

For purposes of calculating an assumed value of the Merger Consideration, we have, with your consent, relied on the Company’s projected Net Debt (as defined in the Merger Agreement) and assumed the Buyer Common Stock Value is equal to the 60-day volume weighted average purchase price of Buyer Common Stock as of March 7, 2013.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either the Company or the Buyer, or the number of shares of Company Common Stock on a fully diluted basis, in each case since the date of the last financial statements of each company made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances for loan losses set forth in the respective financial statements of the Company and the Buyer are in the aggregate adequate to cover all such losses. We did not make or obtain any independent evaluation, appraisal or physical inspection of either the Company’s or the Buyer’s assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets nor did we review loan or credit files of the Company or the Buyer, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any adjustment to the Merger Consideration (other than as expressly contemplated by the Merger Agreement), and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company, the Buyer or the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Buyer has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Buyer, the Merger and the Merger Agreement.

Our Opinion is limited to whether the Merger Consideration to be paid by IES to the holders of Company Common Stock in the Merger is fair, as of the date hereof, to IES, from a financial point of view , and does not address any other terms, aspects or implications of the Merger including, without limitation, the form or structure of the Merger, any consequences of the Merger on the Buyer, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Buyer; (ii) the legal, tax or accounting consequences of the Merger on the Buyer; (iii) the fairness of the amount or nature of any compensation to any officers, directors or employees of the Buyer or the Company, or class of such persons; (iv) the fairness of the Merger or the amount or nature of the

Board of Directors—Integrated Electrical Services, Inc.

March 11, 2013

Merger Consideration to any particular stockholder of the Buyer (specifically including Tontine and its affiliates, which are or may be stockholders of Buyer and the Company); (v) whether the Buyer has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Cash Consideration component of the Merger Consideration to the holders of shares of Company Common Stock at the closing of the Merger; or (vi) the election by holders of shares of Company Common Stock to receive the Stock Consideration or the Cash Consideration, or any combination thereof, or the actual allocation of the Merger Consideration between the Stock Consideration and the Cash Consideration among holders of shares of Company Common Stock (including, without limitation, any re-allocation of the Merger Consideration pursuant to the Merger Agreement). Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Buyer’s securities will trade following public announcement or consummation of the Merger.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Buyer or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Buyer. Further, as the Board is aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, the Buyer or the Merger. Our Opinion is for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Merger. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any stockholder of the Buyer or the Company as to how any such stockholder should vote at any stockholders’ meeting at which the Merger is considered, or whether or not any stockholder of the Buyer should enter into a voting, stockholders’, or affiliates’ agreement with respect to the Merger, or exercise any dissenters’ or appraisal rights that may be available to such stockholder or whether or to what extent a stockholder of the Company should elect Cash Consideration or Stock Consideration. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transactions or business strategies which may have been available to the Buyer and does not address the underlying business decision of the Board or the Buyer to proceed with or effect the Merger. We were not requested to, and we did not, explore alternatives to the Merger or solicit the interest of any other parties in pursuing transactions with the Buyer.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger (the “Opinion Fee”). We will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger. In addition, the Buyer has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Merger or any of their affiliates. Stifel may seek to provide investment banking services to the Buyer or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of each of the Buyer and the Company and may at any time hold a long or short position in such securities.

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, which consent will not be unreasonably withheld.

Board of Directors—Integrated Electrical Services, Inc.

March 11, 2013

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the aggregate Merger Consideration to be paid by the Buyer to the holders of shares of Company Common Stock in the Merger pursuant to the Merger Agreement is fair to the Buyer, from a financial point of view.

Very truly yours,

/s/ STIFEL, NICOLAUS & COMPANY, INCORPORATED

STIFEL, NICOLAUS & COMPANY, INCORPORATED

ANNEX C

200 Public Square / Suite 3750 / Cleveland, Ohio 44114

Phone: (216) 589-0900 / Fax: (216) 589-9558 / www.wesrespartners.com

March 13, 2013

PRIVATE AND CONFIDENTIAL

The Board of Directors

MISCOR Group, Ltd.

800 Nave Road SE

Massillon, Ohio 44646

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the Consideration (as defined below) to be received by the shareholders of MISCOR Group, Ltd., an Indiana corporation (“MISCOR” or the “Company”), from Integrated Electrical Services, Inc. (“IES” or “Buyer”) pursuant to the Agreement and Plan of Merger, dated as of March 13, 2013, between MISCOR and IES (the “Agreement”).

Under the terms of the Agreement, MISCOR’s shareholders, at their option, will receive either (i) a per share dollar amount, which amount shall not be less than $1.415 per share, equal to the excess of Enterprise Value to Net Debt (both as defined in the Agreement) divided by the number of MISCOR’s fully-diluted shares (“Cash Consideration”); or (ii) shares of Buyer’s common stock equal to the Exchange Ratio (as defined in the Agreement) (collectively, the “Consideration” and hereinafter referred to as the “Transaction”). The specific terms and conditions of the Transaction are more fully set forth in the Agreement. Our opinion assumes, with your permission, that all of the Company’s shareholders, other than IES and its Affiliates (including Tontine Capital Management and its affiliated entities), elect to receive the Cash Consideration and that John Martell will elect to exchange a sufficient number of his shares of Company common stock for shares of common stock of IES to permit such election by all of the Company’s other shareholders, other than IES and its Affiliates (including Tontine Capital Management and its affiliated entities).

In connection with this opinion, we have made such reviews, analyses and inquiries as deemed necessary and appropriate under the circumstances. We also took into account our assessment of general economic, market and financial conditions, as well as our experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Our procedures, investigations, and financial analysis with respect to the preparation of this opinion included, but were not limited to, the following: (i) a draft of the Agreement, dated March 12, 2013, which we understand to be in substantially final form; (ii) publicly available information and SEC filings related to the Company, including the 2012 and 2011 Annual Reports on Form 10-K and the Quarterly Report on Form 10-Q of MISCOR for the third fiscal quarter ended September 30, 2012; (iii) certain other internal information, primarily financial in nature, including internal 2012 financial estimates and financial projections for fiscal years 2013 through 2015, concerning the business and operations of the Company, as furnished to us by the Company for purposes of our analyses; (iv) financial projections for fiscal years 2016 and 2017 that were reviewed and approved by management of the Company; (v) publicly available information with respect to certain other companies that we believe to be comparable to the Company and the historical trading price and trading volume of such other companies’ securities; (vi) publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry; (vii) certain valuation and comparative analyses, using generally accepted valuation and analytical techniques, that we deemed relevant; (viii) our analysis of the Company’s historical share price performance and trading volume; (ix) visits to the

Board of Directors

March 13, 2013

Company’s facilities and interviews with the management of the Company relating to its current and projected operations and financial condition; and (x) such other data and information we judged necessary or appropriate to render our opinion.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and that all information supplied and representations made by Company management regarding the Company and the Transaction are substantially accurate in all respects material to our analysis, and have assumed and relied upon the representations and warranties of MISCOR and Buyer contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify any of such information. We have assumed that information supplied and representations made by Company management regarding the Company and the Transaction are substantially accurate in all respects material to our analysis. We have also relied upon the management of MISCOR as to the reasonableness and achievability of the financial and operating projections (and the assumptions and bases therefor) provided to us and, with your consent, we have assumed that such projections were reasonably prepared and reflect the best currently available estimates and judgments of MISCOR. We have not been engaged to assess the reasonableness or achievability of such projections or the assumptions on which they were based, and express no view as to such projections or assumptions. Also, we have not conducted an appraisal of any of the assets, properties or facilities of the Company.

We have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Transaction. In rendering our opinion, we have assumed, with your consent, that the final executed form of the Agreement does not differ in any material respect from the last draft that we have received. In addition, we have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained, all other conditions to the Transaction as set forth in the Agreement will be satisfied, and that the Transaction will be consummated on a timely basis in the manner contemplated by the Agreement. We have not solicited, nor were we asked to solicit, third party interest in any transaction involving the Company prior to the rendering of this opinion.

It should be noted that this opinion is based upon economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. We have assumed that all of the conditions required to implement the Transaction will be satisfied, that the Transaction will be completed in accordance with the Merger Agreement without any material amendments thereto or any material waivers or delays of any terms or conditions thereof, and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the consummation of the Transaction. Also, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Cash Consideration to be received by MISCOR’s shareholders (other than other than IES and its Affiliates (including Tontine Capital Management and its affiliated entities)) pursuant to the Agreement, and does not address either MISCOR’s or IES’s underlying business decision to effect the Transaction or any other terms of the Agreement. In that regard, we further express no opinion concerning the fairness of the amount or nature of any compensation to be paid to any of the officers, directors or employees of MISCOR, or to any class of such persons, relative to the compensation to be received by the shareholders of MISCOR in connection with the Transaction. In addition, it should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion.

It is understood that this opinion was prepared solely for the use of the Board of Directors (the “Board”) of MISCOR in discharging its fiduciary duties in evaluating the proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be

Board of Directors

March 13, 2013

used, by any other person or for any other purpose, without our express consent. While this opinion may be disclosed in its entirety in any proxy statement or information statement provided to shareholders and in any other document required to be filed with the SEC in connection with the Agreement, the opinion may not otherwise be disclosed, summarized, excerpted from or otherwise publicly referred to without our prior written consent. Our opinion is not a recommendation as to how the Board or any shareholder should vote or act with respect to any matters relating to the Transaction, or whether to proceed with the Transaction or any related transaction, and does not indicate that the Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Transaction is within a range suggested by certain financial analyses. The Board’s decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this opinion is based.

We have advised the Board that we do not believe that any person (including a stockholder of MISCOR) other than the directors has the legal right to rely on this opinion for any claim arising under state law and that, should any such claim be brought against us, this assertion will be raised as a defense. In the absence of governing authority, this assertion will be resolved by the final adjudication of such issue by a court of competent jurisdiction. Resolution of this matter under state law, however, will have no effect on the rights and responsibilities of Western Reserve Partners LLC under the federal securities laws or on the rights and responsibilities of the Board under applicable law.

We will receive a fee from MISCOR for our services related to the delivery of this opinion. Western Reserve has also served as and received a fee for being a financial advisor to the Company in connection with the sale of its Construction and Engineering Services Division in February 2010. MISCOR has also agreed to indemnify us against certain liabilities, including liabilities under the federal securities laws.

This opinion has been approved by the Valuation and Fairness Opinion Committee of Western Reserve Partners LLC.

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof, the Cash Consideration to be received by the shareholders of MISCOR (other than other than IES and its Affiliates (including Tontine Capital Management and its affiliated entities)) pursuant to the Agreement is fair, from a financial point of view.

Very truly yours,

Western Reserve Partners LLC

ANNEX D

CHAPTER 44 OF THE INDIANA BUSINESS CORPORATION LAW

IC 23-1-44-1

“Corporation” defined

Sec. 1. As used in this chapter, “corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer. As added by P.L.149-1986, SEC.28.

IC 23-1-44-2

“Dissenter” defined

Sec. 2. As used in this chapter, “dissenter” means a shareholder who is entitled to dissent from corporate action under section 8 of this chapter and who exercises that right when and in the manner required by sections 10 through 18 of this chapter. As added by P.L.149-1986, SEC.28.

IC 23-1-44-3

“Fair value” defined

Sec. 3. As used in this chapter, “fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. As added by P.L.149-1986, SEC.28.

IC 23-1-44-4

“Interest” defined

Sec. 4. As used in this chapter, “interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances. As added by P.L.149-1986, SEC.28.

IC 23-1-44-4.5

“Preferred shares” defined

Sec. 4.5. As used in this chapter, “preferred shares” means a class or series of shares in which the holders of the shares have preference over any other class or series with respect to distributions. As added by P.L.133-2009, SEC.38.

IC 23-1-44-5

“Record shareholder” defined

Sec. 5. As used in this chapter, “record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4. As added by P.L.149-1986, SEC.28.

IC 23-1-44-6

“Beneficial shareholder” defined

Sec. 6. As used in this chapter, “beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder. As added by P.L.149-1986, SEC.28.

IC 23-1-44-7

“Shareholder” defined

Sec. 7. As used in this chapter, “shareholder” means the record shareholder or the beneficial shareholder. As added by P.L.149-1986, SEC.28.

IC 23-1-44-8

Right to dissent and obtain payment for shares

Sec. 8. (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(1)	Consummation of a plan of merger to which the corporation is a party if:

(A)	shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

(B)	the shareholder is entitled to vote on the merger.

(2)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

(3)	Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one (1) year after the date of sale.

(4)	The approval of a control share acquisition under IC 23-1-42.

(5)	Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were a covered security under Section 18(b)(1)(A) or 18(b)(1)(B) of the Securities Act of 1933, as amended.

(c) The articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate the right to dissent and obtain payment for any class or series of preferred shares. However, any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates the right to dissent and obtain payment for any shares:

(1)	that are outstanding immediately before the effective date of the amendment; or

(2)	that the corporation is or may be required to issue or sell after the effective date of the amendment under any exchange or other right existing immediately before the effective date of the amendment; does not apply to any corporate action that becomes effective within one (1) year of the effective date of the amendment if the action would otherwise afford the right to dissent and obtain payment.

(d) A shareholder:

(1)	who is entitled to dissent and obtain payment for the shareholder’s shares under this chapter; or

(2)	who would be so entitled to dissent and obtain payment but for the provisions of subsection (b); may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder’s entitlement.

(e) Subsection (d) does not apply to a corporate action that was approved by less than unanimous consent of the voting shareholders under IC 23-1-29-4.5(b) if both of the following apply:

(1)	The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten (10) days before the corporate action was effected.

(2)	The proceeding challenging the corporate action is commenced not later than ten (10) days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding. As added by P.L.149-1986, SEC.28. Amended by P.L.107-1987, SEC.19; P.L.133-2009, SEC.39.

IC 23-1-44-9

Dissenters’ rights of beneficial shareholder

Sec. 9. (a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on the shareholder’s behalf only if:

(1)	the beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2)	the beneficial shareholder does so with respect to all the beneficial shareholder’s shares or those shares over which the beneficial shareholder has power to direct the vote. As added by P.L.149-1986, SEC.28.

IC 23-1-44-10

Proposed action creating dissenters’ rights; notice

Sec. 10. (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter.

(b) If corporate action creating dissenters’ rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in section 12 of this chapter. As added by P.L.149-1986, SEC.28. Amended by P.L.107-1987, SEC.20.

IC 23-1-44-11

Proposed action creating dissenters’ rights; assertion of dissenters’ rights

Sec. 11. (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights:

(1)	must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated; and

(2)	must not vote the shareholder’s shares in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder’s shares under this chapter. As added by P.L.149-1986, SEC.28.

IC 23-1-44-12

Dissenters’ notice; contents

Sec. 12. (a) If proposed corporate action creating dissenters’ rights under section 8 of this chapter is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 11 of this chapter.

(b) The dissenters’ notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken. The dissenters’ notice must:

(1)	state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(2)	inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)	supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(4)	set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and

(5)	be accompanied by a copy of this chapter. As added by P.L.149-1986, SEC.28.

IC 23-1-44-13

Demand for payment and deposit of shares by shareholder

Sec. 13. (a) A shareholder sent a dissenters’ notice described in IC 23-1-42-11 or in section 12 of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice under section 12(b)(3) of this chapter, and deposit the shareholder’s certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits the shareholder’s shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter and is considered, for purposes of this article, to have voted the shareholder’s shares in favor of the proposed corporate action. As added by P.L.149-1986, SEC.28.

IC 23-1-44-14

Uncertificated shares; restriction on transfer; dissenters’ rights

Sec. 14. (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 of this chapter.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action. As added by P.L.149-1986, SEC.28.

IC 23-1-44-15

Payment to dissenter

Sec. 15. (a) Except as provided in section 17 of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 of this chapter the amount the corporation estimates to be the fair value of the dissenter’s shares.

(b) The payment must be accompanied by:

(1)	the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2)	a statement of the corporation’s estimate of the fair value of the shares; and

(3)	a statement of the dissenter’s right to demand payment under section 18 of this chapter. As added by P.L.149-1986, SEC.28. Amended by P.L.107-1987, SEC.21.

IC 23-1-44-16

Failure to take action; return of certificates; new action by corporation

Sec. 16. (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under section 12 of this chapter and repeat the payment demand procedure. As added by P.L.149-1986, SEC.28.

IC 23-1-44-17

Withholding payment by corporation; corporation’s estimate of fair value; after-acquired shares

Sec. 17. (a) A corporation may elect to withhold payment required by section 15 of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter’s right to demand payment under section 18 of this chapter. As added by P.L.149-1986, SEC.28.

IC 23-1-44-18

Dissenters’ estimate of fair value; demand for payment; waiver

Sec. 18. (a) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and demand payment of the dissenter’s estimate (less any payment under section 15 of this chapter), or reject the corporation’s offer under section 17 of this chapter and demand payment of the fair value of the dissenter’s shares, if:

(1)	the dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter’s shares;

(2)	the corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

(3)	the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

(b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter’s shares. As added by P.L.149-1986, SEC.28.

IC 23-1-44-19

Court proceeding to determine fair value; judicial appraisal

Sec. 19. (a) If a demand for payment under IC 23-1-42-11 or under section 18 of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation’s principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment:

(1)	for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(2)	for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under section 17 of this chapter. As added by P.L.149-1986, SEC.28.

IC 23-1-44-20

Costs; fees; attorney’s fees

Sec. 20. (a) The court in an appraisal proceeding commenced under section 19 of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

(b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1)	against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 of this chapter; or

(2)	against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. As added by P.L.149-1986, SEC.28.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. The certificate of incorporation and bylaws of Integrated Electrical Services, Inc. (the “Company”) provide that indemnification shall be to the fullest extent permitted by the DGCL for all current or former directors or officers of the Company. As permitted by the DGCL, the certificate of incorporation provides that directors of the Company shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

The DGCL also provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against any liability asserted against and incurred by such person, whether or not the corporation would have the power to indemnify such person against such liability. The Company will maintain, at its expense, an insurance policy that insures its officers and directors, subject to customary exclusions and deductions, against specified liabilities that may be incurred in those capacities. In addition, the Company has entered into indemnification agreements with each of its directors that provide that it will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on the Company’s behalf to the fullest extent permitted under Delaware law and its bylaws.

The merger agreement provides that, for a period of six years from the effective time of the merger, the Company will cause the surviving corporation in the merger, to indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, current and former, officers, directors and fiduciaries of MISCOR Group, Ltd. (“MISCOR”) and any of its subsidiaries in their capacities as directors and officers to the fullest extent permitted by law for claims and expenses occurring at or before the effective time of the merger. The same provisions of the merger agreement also require the Company to cause the surviving corporation to pay the expenses of the indemnified person in advance of the final disposition of any claim made against the indemnified person during such six-year period.

In addition, the merger agreement provides that Company will cause the organizational documents of the surviving corporation to contain provisions with respect to indemnification that are at least as favorable to as those contained in the certificate of incorporation and bylaws of each of MISCOR and its subsidiaries in effect as of the date of the merger agreement, and shall comply with any indemnification agreements between MISCOR and its subsidiaries and their respective current and former directors, officers and fiduciaries. The Company and the surviving corporation may not, for a period of six years from the effective time of the merger, amend, repeal or otherwise modify, unless required by law, any such provisions in any manner that would adversely affect the rights under such provisions of any indemnitee, and all rights to indemnification thereunder in respect of any claim asserted or made within such period shall continue until the final disposition or resolution of such claim.

For a period of six years after the effective time of the merger, the surviving corporation will also maintain liability insurance for directors and officers with respect to claims arising from actions or omissions that occurred at or prior to the effective time of the merger. The surviving corporation may substitute policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers from insurance carriers with financial strength ratings equal to or greater than the financial strength rating of MISCOR’s current insurance carrier and, such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the effective time. However, the surviving corporation will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 250% of the per annum rate of the premium currently paid by MISCOR for similar insurance as of the date of the merger agreement. In the event that the annual premium for this insurance exceeds the maximum amount, the surviving corporation will purchase as much coverage per policy year as reasonably practicable for the maximum amount. The Company will have the right to cause the coverage to be extended under the insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than the existing insurance policy.

Item 21.    Exhibits and Financial Statement Schedules

(a)	Exhibits

2.1	Agreement and Plan of Merger effective as of March 13, 2013, by and among Integrated Electrical Services, Inc., IES Subsidiary Holdings, Inc. and MISCOR Group, Ltd. (Attached as Annex A to the joint proxy statement/prospectus that is part of this Registration Statement) (the schedules and annexes have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

3.1	Second Amended and Restated Certificate of Incorporation of Integrated Electrical Services, Inc. (Incorporated by reference to Exhibit 4.1 to IES’ registration statement on Form S-8 filed on May 12, 2006)

3.2	Bylaws of Integrated Electrical Services, Inc. (Incorporated by reference to Exhibit 4.2 to IES’ registration statement on Form S-8, filed on May 12, 2006)

4.1	Tax Benefit Protection Plan Agreement by and between Integrated Electrical Services, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, dated as of January 28, 2013, including the forms of Certificate of Designation and of Rights Certificate and Summary of Stockholder Rights Plan attached thereto as Exhibits A, B and C, respectively (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 28, 2013)

**5.1	Opinion of Andrews Kurth LLP as to the legality of the securities

**8.1	Tax Opinion of Andrews Kurth LLP

*23.1	Consent of Ernst & Young LLP

*23.2	Consent of BDO USA, LLP

*23.3	Consent of Calvetti, Ferguson & Wagner, P.C.

*23.4	Consent of Calvetti, Ferguson & Wagner, P.C.

**23.5	Consent of Andrews Kurth LLP (included in opinions filed as Exhibit 5.1 and 8.1)

24.1	Powers of Attorney (included on signature page)

**99.1	Form of Proxy for Holders of IES Common Stock

**99.2	Form of Proxy for Holders of MISCOR Common Stock

**99.3	Form of Letter of Transmittal

*99.4	Consent of Stifel, Nicolaus & Company, Incorporated

*99.5	Consent of Western Reserve Partners LLC

*	Filed herewith.
**	To be filed by amendment.

Item 22.    Undertakings

(1)	The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(5)

The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a joint proxy statement/prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering joint proxy statement/prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(6)	The Registrant undertakes that every prospectus (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(7)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(8)	The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Items 4, 10(b), 11 or 13 of this registration statement on Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)	The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on the 26th day of April, 2013.

INTEGRATED ELECTRICAL SERVICES, INC.

By:	/s/ JAMES M. LINDSTROM
Name:	James M. Lindstrom
Title:	Chairman of the Board, Chief Executive Officer and President

POWER OF ATTORNEY

Each of the undersigned directors and officers of Integrated Electrical Services, Inc. hereby constitutes and appoints James M. Lindstrom and Robert W. Lewey, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, with full power to execute in his name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement and to file the same, with all exhibits and other documents relating thereto, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/S/ JAMES M. LINDSTROM James M. Lindstrom	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	April 26, 2013

/S/ ROBERT W. LEWEY Robert W. Lewey	Senior Vice President,Chief Financial Officer and Treasurer (Principal Financial Officer) (Principal Accounting Officer)	April 26, 2013

/S/ JOSEPH L. DOWLING III Joseph L. Dowling III	Director	April 26, 2013

/S/ DAVID B. GENDELL David B. Gendell	Director	April 26, 2013

/S/ JOE D. KOSHKIN Joe D. Koshkin	Director	April 26, 2013

/S/ DONALD L. LUKE Donald L. Luke	Director	April 26, 2013

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger effective as of March 13, 2013, by and among Integrated Electrical Services, Inc., IES Subsidiary Holdings, Inc. and MISCOR Group, Ltd. (Attached as Annex A to the joint proxy statement/prospectus that is part of this Registration Statement) (the schedules and annexes have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

3.1	Second Amended and Restated Certificate of Incorporation of Integrated Electrical Services, Inc. (Incorporated by reference to Exhibit 4.1 to IES’ registration statement on Form S-8 filed on May 12, 2006)

3.2	Bylaws of Integrated Electrical Services, Inc. (Incorporated by reference to Exhibit 4.2 to IES’ registration statement on Form S-8, filed on May 12, 2006)

4.1	Tax Benefit Protection Plan Agreement by and between Integrated Electrical Services, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, dated as of January 28, 2013, including the forms of Certificate of Designation and of Rights Certificate and Summary of Stockholder Rights Plan attached thereto as Exhibits A, B and C, respectively (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 28, 2013)

**5.1	Opinion of Andrews Kurth LLP as to the legality of the securities

**8.1	Tax Opinion of Andrews Kurth LLP

*23.1	Consent of Ernst & Young LLP

*23.2	Consent of BDO USA, LLP

*23.3	Consent of Calvetti, Ferguson & Wagner, P.C.

*23.4	Consent of Calvetti, Ferguson & Wagner, P.C.

**23.5	Consent of Andrews Kurth LLP (included in opinions filed as Exhibit 5.1 and 8.1)

24.1	Powers of Attorney (included on signature page)

**99.1	Form of Proxy for Holders of IES Common Stock

**99.2	Form of Proxy for Holders of MISCOR Common Stock

**99.3	Form of Letter of Transmittal

*99.4	Consent of Stifel, Nicolaus & Company, Incorporated

*99.5	Consent of Western Reserve Partners LLC

*	Filed herewith.
**	To be filed by amendment.